FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding discloseable and connected transactions of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on November 13, 2014.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Stock Code: 902)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

Financial Adviser to the Company
Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 6 to 58 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 59 of this circular. A letter from Guotai Junan containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 60 to 87 of this circular.

The Company shall convene the EGM at 2 p.m. on 28 November 2014 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The notice of EGM together with the reply slip and form of proxy had been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible. Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

13 November 2014

- i -

CONTENTS

Page
Appendix I	–	Property Valuation Report	I-1
Appendix II(i)	–	Asset Valuation Report of Hainan Power	II(i)-1
Appendix II(ii)	–	Asset Valuation Report of Wuhan Power	II(ii)-1
Appendix II(iii)	–	Asset Valuation Report of Suzhou Thermal Power	II(iii)-1
Appendix II(iv)	–	Asset Valuation Report of Dalongtan Hydropower	II(iv)-1
Appendix II(v)	–	Asset Valuation Report of Hualiangting Hydropower	II(v)-1
Appendix II(vi)	–	Asset Valuation Report of Chaohu Power	II(vi)-1
Appendix II(vii)	–	Asset Valuation Report of Ruijin Power	II(vii)-1
Appendix II(viii)	–	Asset Valuation Report of Anyuan Power	II(viii)-1
Appendix II(ix)	–	Asset Valuation Report of Jingmen Thermal Power	II(ix)-1
Appendix II(x)	–	Asset Valuation Report of Yingcheng Thermal Power	II(x)-1
Appendix III	–	Report from KPMG on the Profit Forecast of Chaohu Power	III-1
Appendix IV	–	Letter from the Financial Adviser on the Profit Forecast of Chaohu Power	IV-1
Appendix V	–	General Information	V-1

- ii -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”:	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;
“ADSs”:	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;
“Anyuan Power”:	Huaneng Anyuan Power Generation Co., Ltd.;
“Anyuan Power Interests”:	the 100% equity interests held by HIPDC in the registered capital of Anyuan Power;
“associate(s)”:	has the meaning ascribed to it in the Hong Kong Listing Rules;
“AVISTA”:	AVISTA Valuation Advisory Limited;
“Base Date”:	31 May 2014;
“Board”:	the board of Directors of the Company;
“Changjiang Energy”:	Jiangsu Changjiang Energy Conservation Industry Development Co., Ltd.;
“Chaohu Power”:	Huaneng Chaohu Power Generation Co., Ltd.;
“Chaohu Power Interests”:	the 60% equity interests held by HIPDC in the registered capital of Chaohu Power;
“Chaohu Power Interests Transfer Agreement”:
the Agreement on the Transfer of 60% Equity Interests in Huaneng Chaohu Power Generation Co., Ltd. in respect of the transfer of Chaohu Power Interests signed by and between the Company and HIPDC on 13 October 2014;

“China Wallink”:	China Wallink Holding Group Co., Ltd.;
“CICC”, “Financial Adviser”:
China International Capital Corporation Hong Kong Securities Limited, a corporation licensed under the SFO permitted to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 3 (leveraged foreign exchange trading), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activity (as defined in the SFO);

DEFINITIONS

“Company”, “HPI”:
Huaneng Power International, Inc., a Sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“Completion”:	the completion of the Transfers;
“connected person(s)”:	has the meaning ascribed to it under the Hong Kong Listing Rules;
“Dalongtan Hydropower”:	Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd.;
“Dalongtan Hydropower Interests”:	the 97% equity interests held by Huaneng Group in the registered capital of Dalongtan Hydropower;
“Director(s)”:	the director(s) (including independent non-executive directors) of the Company;
“Dongfang Plant”:	Dongfang Power Plant of Huaneng Hainan Power Inc.;
“EGM” or “Extraordinary General Meeting”:
the 2014 third extraordinary general meeting of the Company to be held at 2 p.m. on 28 November 2014 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and, if thought fit, approve the Transfer Agreements and the transactions contemplated thereunder;

“Gezhen Hydropower”:	Gezhen Hydropower Plant of Huaneng Hainan Power Inc.;
“Guotai Junan”, “Independent Financial Adviser”:
Guotai Junan Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the discloseable and connected transactions under the Transfer Agreements;

“H Shares”:	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;
“Haikou Plant”:	Haikou Power Plant of Huaneng Hainan Power Inc.;
“Hainan Power”:	Huaneng Hainan Power Inc.;

DEFINITIONS

“Hainan Power Interests”:	the 91.8% equity interests held by Huaneng Group in the registered capital of Hainan Power;
“HIPDC”:	Huaneng International Power Development Corporation;
“HIPDC Interests”:	the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests owned by HIPDC;
“HIPDC Interests Transfer Agreement”:	the Agreement on the Transfer of Equity Interests of Certain Companies in respect of the transfer of the HIPDC Interests signed by and between the Company and HIPDC on 13 October 2014;
“Hong Kong”:	the Hong Kong Special Administrative Region of the PRC;
“Hong Kong Listing Rules”:	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Huainan Mining”:	Huainan Mining (Group) Co., Ltd.;
“Hualiangting Hydropower”:	Huaneng Hualiangting Hydropower Co., Ltd.;
“Hualiangting Hydropower Interests”:	the 100% equity interests held by Huaneng Group in the registered capital of Hualiangting Hydropower;
“Huaneng Group”:	China Huaneng Group;
“Huaneng Group Interests”:	the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests owned by Huaneng Group;
“Huaneng Group Interests Transfer Agreement”:	the Agreement on the Transfer of Equity Interests of Certain Companies in respect of the transfer of the Huaneng Group Interests signed by and between the Company and Huaneng Group on 13 October 2014;
“Huaneng HK”:	China Hua Neng Group Hong Kong Limited;
“Independent Board Committee”:
a committee of the Board established for the purpose of considering the Transfers and the terms of the Transfer Agreements, comprising Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng and Ms. Zhang Lizi, the independent non-executive Directors of the Company;

DEFINITIONS

“Independent Shareholders”:	Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the Transfers;
“Jingmen Thermal Power”:	Huaneng Jingmen Thermal Power Co., Ltd.;
“Jingmen Thermal Power Interests”:	the 100% equity interests held by HIPDC in the registered capital of Jingmen Thermal Power;
“Latest Practicable Date”:	10 November 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
“Nanshan Plant”:	Nanshan Power Plant of Huaneng Hainan Power Inc.;
“Power Servicing Branch”:	Power Servicing Branch of Huaneng Hainan Power Inc.;
“PRC”, “China”:	the People’s Republic of China;
“RMB”:	Renminbi, the lawful currency of the PRC;
“Ruijin Power”:	Huaneng Ruijin Power Generation Co., Ltd.;
“Ruijin Power Interests”:	the 100% equity interests held by HIPDC in the registered capital of Ruijin Power;
“SASAC”:	State-owned Assets Supervision and Administration Commission of the State Council of the PRC;
“SERC”:	the State Electricity Regulatory Commission;
“SFO”:	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
“Shareholders”:	the shareholders of the Company;
“Stock Exchange”:	The Stock Exchange of Hong Kong Limited;
“subsidiaries”:	has the meaning ascribed to it in the Hong Kong Listing Rules;
“Suzhou Hi-Tech”:	Suzhou New District New & Hi-Tech Industrial Co., Ltd.;
“Suzhou Thermal Power”:	Huaneng Suzhou Thermal Power Co., Ltd.;
“Suzhou Thermal Power Interests”:	the 53.45% equity interests held by Huaneng Group in the registered capital of Suzhou Thermal Power;

DEFINITIONS

“Target Company(ies)”:
Hainan Power, Wuhan Power, Suzhou Thermal Power, Dalongtan Hydropower, Hualiangting Hydropower, Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power, individually or collectively (as the case may be);

“Target Interest(s)”:
the Hainan Power Interest, the Wuhan Power Interest, the Suzhou Thermal Power Interest, the Dalongtan Hydropower Interest, the Hualiangting Hydropower Interest, the Chaohu Power Interest, the Ruijin Power Interest, the Anyuan Power Interest, the Jingmen Thermal Power Interest and the Yingcheng Thermal Power Interest, individually or collectively (as the case may be)

“Transfer Agreement(s)”:	the Huaneng Group Interests Transfer Agreement, the HIPDC Interests Transfer Agreement and the Chaohu Power Interests Transfer Agreement, individually or collectively (as the case maybe);
“Transfer(s)”:
the proposed acquisition by the Company of (1) the Hainan Power Interest owned by Huaneng Group; (2) the Wuhan Power Interest owned by Huaneng Group; (3) the Suzhou Thermal Power Interest owned by Huaneng Group; (4) the Dalongtan Hydropower Interest owned by Huaneng Group; (5) the Hualiangting Hydropower Interest owned by Huaneng Group; (6) the Chaohu Power Interest owned by HIPDC; (7) the Ruijin Power Interest owned by HIPDC; (8) the Anyuan Power Interest owned by HIPDC; (9) the Jingmen Thermal Power Interest owned by HIPDC; and (10) the Yingcheng Thermal Power Interest owned by HIPDC, individually or collectively (as the case may be);

“Wenchang Plant”:	Wenchang Wind Power Plant of Huaneng Hainan Power Inc.;
“Wuhan Power”:	Huaneng Wuhan Power Generation Co., Ltd.;
“Wuhan Power Interests”:	the 75% equity interests held by Huaneng Group in the registered capital of Wuhan Power;
“Wuhan Xinneng”:	Wuhan Xinneng Industrial Development Co., Ltd.;
“Yingcheng Thermal Power”:	Huaneng Yingcheng Thermal Power Co., Ltd.; and
“Yingcheng Thermal Power Interests”:	the 100% equity interests held by HIPDC in the registered capital of Yingcheng Thermal Power.

LETTER FROM THE BOARD

(Stock Code: 902)

Directors:	Legal Address:
Cao Peixi	Huaneng Building
Guo Junming	6 Fuxingmennei Street
Liu Guoyue	Xicheng District
Li Shiqi	Beijing 100031
Huang Jian	PRC
Fan Xiaxia
Mi Dabin
Guo Hongbo
Xu Zujian
Li Song

Independent Non-executive Directors:
Li Zhensheng
Qi Yudong
Zhang Shouwen
Yue Heng
Zhang Lizi:
13 November 2014

To the Shareholders

Dear Sir or Madam,

DISCLOSABLE AND CONNECTED TRANSACTIONS

A. INTRODUCTION

Reference is made to the announcement of the Company published on 14 October 2014 (the “Announcement”) regarding the discloseable and connected transactions of the Company. As stated in the Announcement, the Company shall issue a circular to Shareholders containing further information of the discloseable and connected transactions contemplated under the Transfer Agreements and to convene the Extraordinary General Meeting to seek approval from Independent Shareholders to the Transfers.

Letter from the Independent Board Committee to the Independent Shareholders has been included in this circular. Guotai Junan has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the Transfer

LETTER FROM THE BOARD

Agreements and whether such Transfers (and the Transfer Agreements) are in the interests of the Company and its Shareholders as a whole. The letter of advice from Guotai Junan to the Independent Board Committee and the Independent Shareholders is also included in this circular.

The purposes of this circular are:

(i)	to provide you with further information in relation to the Transfers and the Transfer Agreements;
(ii)	to set out the letter from Guotai Junan to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan; and
(iii)	to seek your approval of the ordinary resolution in relation to the transactions contemplated under the Transfer Agreements, which has been set out in the notice of the Extraordinary General Meeting.

B. BACKGROUND

On 13 October 2014, the Company entered into the Huaneng Group Interests Transfer Agreement with Huaneng Group, and the HIPDC Interests Transfer Agreement and the Chaohu Power Interests Transfer Agreement with HIPDC. Pursuant to such Transfer Agreements, the Company proposes to acquire from Huaneng Group the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests at a total price of RMB7,337,647,400, and also to acquire from HIPDC the Chaohu Power Interests, the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests at a total price of RMB1,938,178,900. The Company will pay all such consideration in cash with its own funds.

C. RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HIPDC

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power producers in China. As of 30 September 2014, it has a controlled generation capacity of 66,888 MW.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power sources; the organization of the generation and sale of (thermal) power; and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC is a Sino-foreign equity joint venture approved by the State Council to develop, construct and operate power plants across the nation.

As of 30 September 2014, Huaneng Group holds a 51.98% direct interest and a 5% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds 36.05% interests in the Company. Huaneng Group also holds a 11.06% direct interest in the Company and holds a 3.36%

LETTER FROM THE BOARD

indirect interest in the Company through Huaneng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect interest in the Company through Huaneng Capital Services (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

As of 30 September 2014, the relationship between the Company, Huaneng Group and HIPDC as well as the shareholding structures of the Target Companies are illustrated as follows:

* Huaneng Group, through Huaneng HK, indirectly holds 100% of Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

** Huaneng Group holds an 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.79% indirect interests in the Company through Huaneng HK, Huaneng Capital Services Co. Ltd. and China Huaneng Finance Corporation Limited, respectively.

Therefore, under the Hong Kong Listing Rules, Huaneng Group, HIPDC and their respective associates are connected persons of the Company and the Transfers to be conducted by the Company with Huaneng Group and HIPDC constitute discloseable and connected transactions of the Company.

D. TRANSFER AGREEMENTS

Huaneng Group Interests Transfer Agreement

The Huaneng Group Interests Transfer Agreement was approved by the Board of the Company on 13 October 2014. On even date, such agreement was entered into between the Company and Huaneng Group.

Major terms of the Huaneng Group Interests Transfer Agreement:

Date:	13 October 2014
Parties:	Seller: Huaneng Group
Buyer: The Company
Interests to be acquired:	Huaneng Group Interests

LETTER FROM THE BOARD

Consideration:
Consideration for acquiring the Huaneng Group Interests is RMB7,337,647,400 which is agreed by both parties based primarily on the following factors, having regard to the results of the asset appraisal reports and after arm’s length negotiation: (i) the undistributed profits of the Target Companies as of the appraisal base date (i.e. 31 May 2014) and the corresponding portions of the Target Interests to which the Company shall be entitled, whether or not the same was declared before or after the Completion; (ii) the profit and loss of the relevant Target Companies arising from 1 June 2014 to the date of Completion and the corresponding portions of the Target Interests to which Huaneng Group shall be entitled and assumed; and (iii) other factors which are more particularly set out in paragraph I – “Other Factors relating to Pricing of the Transfers” of this circular

Mode of Payment:	The Company will pay the consideration by way of cash to Huaneng Group with its own funds
Terms of Payment:
Unless otherwise agreed between the parties, the Company shall pay the consideration in three stages according to the ratios of 50%, 20% and 30%, of which the first payment shall be payable within 5 working days after Completion, the second payment shall be payable within 3 months from Completion and the third payment shall be payable within 6 months from Completion

Completion:
Subject to satisfaction or waiver of all the conditions precedent set out in the Huaneng Group Interests Transfer Agreement, and unless otherwise specified by the parties, Huaneng Group and the Company shall complete the transfer of the Huaneng Group Interests on 1 January 2015

Timing for transfer:
The Company and Huaneng Group shall register the transfer of the Target Interests at the industrial and commercial administration bureau as soon as possible after the Completion and shall file the duly amended articles of association indicating the relevant equity interests of the Company in the Target Companies with the industrial and commercial administration bureau

LETTER FROM THE BOARD

Conditions precedent:	(i)	Conditions to the transfer of the Huaneng Group Interests for fulfillment by both the parties

Both parties bear their respective obligations to procure the transfer of the Huaneng Group Interests and shall make their best efforts to satisfy the following conditions (where any or all of which may be wholly or partly waived by Huaneng Group and the Company, as the case may be, to the extent permitted by law). Neither party shall have any obligation to complete the transfer of the Huaneng Group Interests unless and until all the following conditions are satisfied or waived:

(a)
the Huaneng Group Interests Transfer Agreement and the Transfers have been approved by the internal decision-making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

(b)
no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfers; and no court of competent jurisdiction has released any order or injunction that prevents the completion of the Transfers;

(c)
all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the Huaneng Group Interests Transfer Agreement and the Transfers have been obtained, except for legal proceedings that can only be attended to after the Completion in accordance with applicable laws and regulations and the documents derived therefrom.

LETTER FROM THE BOARD

(ii)	Conditions to the transfer of the Huaneng Group Interests for fulfillment by Huaneng Group

The obligations of Huaneng Group to complete the transfer of the Huaneng Group Interests are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by Huaneng Group to the extent permitted by law:

(a)
the representations and warranties made by the Company in the Huaneng Group Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

(b) the Company has performed and observed the terms under the Huaneng Group Interests Transfer Agreement to be performed and observed on its part in all material respects.
(iii)	Conditions to the transfer of the Huaneng Group Interests for fulfillment by the Company

The obligations of Company to complete the transfer of the Huaneng Group Interests are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by the Company to the extent permitted by law:

(a)
the representations and warranties made by Huaneng Group in the Huaneng Group Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

(b) Huaneng Group has performed and observed the terms under the Huaneng Group Interests Transfer Agreement to be performed and observed on its part in all material respects.

LETTER FROM THE BOARD

Effectiveness:
The Huaneng Group Interests Transfer Agreement shall be binding on the parties upon signing on 13 October 2014 and the completion of which shall be subject to the conditions precedent set out therein (including the obtaining of the approval from Independent Shareholders at the EGM) being satisfied.

In accordance with PRC Company Law and the relevant articles of association, if a shareholder of a limited liability company intends to transfer its equity interests to a party who is not an existing shareholder, it shall inform the other shareholder(s) of the proposed equity transfer in writing and seek their consent to the transfer. The Huaneng Group Interests Transfer Agreement provides that, among other things, the obtaining of material third party consents required for relevant Transfers a condition to completion. As at the Latest Practicable Date, consents to the equity transfer of the relevant Target Companies from minority shareholder(s) of each of Wuhan Power, Suzhou Thermal Power and Dalongtan Hydropower have been obtained.

Indemnity:
Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the Huaneng Group Interests Transfer Agreement.

Other:
According to the Huaneng Group Interests Transfer Agreement, Huaneng Group covenanted with the Company that there should not be any material impediment in obtaining the relevant land and property ownership certificates. If any of the relevant Target Companies is required to pay any penalty arising from the fact that it has not yet obtained the relevant title certificate(s), Huaneng Group shall compensate the Company for any loss and expenses it may suffer as a result.

HIPDC Interests Transfer Agreement

The HIPDC Interests Transfer Agreement was approved by the Board of the Company on 13 October 2014. On even date, such agreement was entered into between the Company and HIPDC.

Major terms of the HIPDC Interests Transfer Agreement:

Date:	13 October 2014
Parties:	Seller: HIPDC
Buyer: The Company

LETTER FROM THE BOARD

Interests to be acquired:	HIPDC Interests
Consideration:
Consideration for acquiring the HIPDC Interests is RMB940,245,200 which is agreed by both parties based primarily on the following factors, having regard to the results of the asset appraisal reports and after arm’s length negotiation : (i) the undistributed profits of the Target Companies as of the appraisal base date (i.e. 31 May 2014) and the corresponding portions of the Target Interests to which the Company shall be entitled, whether or not the same was declared before or after the Completion; (ii) the profit and loss of the relevant Target Companies arising from 1 June 2014 to the date of Completion and the corresponding portions of the Target Interests to which HIPDC shall be entitled and assumed; and (iii) other factors which are more particularly set out in paragraph I – “Other Factors relating to Pricing of the Transfers” of this circular

Mode of Payment:	The Company will pay the consideration by way of cash to HIPDC with its own funds
Terms of Payment:
Unless otherwise agreed between the parties, the Company shall pay the consideration in three stages according to the ratios of 50%, 20% and 30%, of which the first payment shall be payable within 5 working days after Completion, the second payment shall be payable within 3 months from Completion and the third payment shall be payable within 6 months from Completion

Completion:
Subject to satisfaction or waiver of all the conditions precedent set out in the HIPDC Interests Transfer Agreement and unless otherwise specified by the parties, HIPDC and the Company shall complete the transfer of HIPDC Interests on 1 January 2015

Timing for transfer:
The Company and HIPDC shall register the transfer of the Target Interests at the industrial and commercial administration bureau as soon as possible after the Completion and shall file the duly amended articles of association indicating the relevant equity interests of the Company in the Target Companies with the industrial and commercial administration bureau

Conditions precedent:	(i) Conditions to the transfer of the HIPDC Interests for fulfillment by both parties

LETTER FROM THE BOARD

Both parties bear their respective obligations to procure the transfer of the HIPDC Interests and shall make their best efforts to satisfy the following conditions (where any or all of which may be wholly or partly waived by HIPDC and the Company, as the case may be, to the extent permitted by law). Neither party shall have any obligation to complete the transfer of the HIPDC Interests unless and until all the following conditions are satisfied or waived:

(a)
the HIPDC Interests Transfer Agreement and the Transfers have been approved by the internal decision-making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

(b)
no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfers; and no court of competent jurisdiction has released any order or injunction that prevents the completion of the Transfers;

(c)
all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the HIPDC Interests Transfer Agreement and the Transfers have been obtained, except for legal proceedings that can only be attended to after the Completion in accordance with applicable laws and regulations and the documents derived therefrom.

LETTER FROM THE BOARD

	(ii)	Conditions to the transfer of HIPDC Interests for fulfillment by HIPDC

The obligations of HIPDC to complete the transfer are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by HIPDC to the extent permitted by law:

(a)
the representations and warranties made by the Company in the HIPDC Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

		(b)	the Company has performed and observed the terms under the HIPDC Interests Transfer Agreement to be performed and observed on its part in all material respects.
	(iii)	Conditions to the transfer of HIPDC Interests for fulfillment by the Company

The obligations of Company to complete the transfer are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by the Company to the extent permitted by law:

(a)
the representations and warranties made by HIPDC in the HIPDC Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

		(b)	HIPDC has performed and observed the terms under the HIPDC Interests Transfer Agreement to be performed and observed on its part in all material respects.
Effectiveness:
The HIPDC Interests Transfer Agreement shall be binding on the parties upon signing on 13 October 2014 and the completion of which shall be subject to the conditions precedent set out therein (including the obtaining of the approval from Independent Shareholders at the EGM) being satisfied.

LETTER FROM THE BOARD

Indemnity:
Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the HIPDC Interests Transfer Agreement.

Other:
According to the HIPDC Interests Transfer Agreement, HIPDC covenanted with the Company that there should not be any material impediment in obtaining the relevant land and property ownership certificates. If any of the relevant Target Companies is required to pay any penalty arising from the fact that it has not yet obtained the relevant title certificate(s), HIPDC shall compensate the Company for any loss and expenses it may suffer as a result.

Chaohu Power Interests Transfer Agreement

The Chaohu Power Interests Transfer Agreement was approved by the Board of the Company on 13 October 2014. On even date, such agreement was entered into between the Company and HIPDC.

Major terms of the Chaohu Power Interests Transfer Agreement:

Date:	13 October 2014
Parties:	Seller: HIPDC
Buyer: The Company
Interests to be acquired:	Chaohu Power Interests
Consideration:
Consideration for acquiring the Chaohu Power Interests is RMB997,933,700 which is agreed by both parties based primarily on the following factors, having regard to the results of the asset appraisal reports and after arm’s length negotiation : (i) the undistributed profits of Chaohu Power as of the appraisal base date (i.e. 31 May 2014) and the corresponding portion of the Target Interest to which the Company shall be entitled, whether or not the same was declared before or after the Completion; (ii) the profit and loss of Chaohu Power arising from 1 June 2014 to the date of Completion and the corresponding portion of the Target Interest to which the Company shall be entitled and assumed; and (iii) other factors which are more particularly set out in paragraph I – “Other Factors relating to Pricing of the Transfers” of this circular

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Mode of Payment:	The Company will pay the consideration by way of cash to HIPDC with its own funds
Terms of Payment:
Unless otherwise agreed between the parties, the Company shall pay the consideration in three stages according the ratios of 50%, 20% and 30%, of which the first payment shall be payable within 5 working days after Completion, the second payment shall be payable within 3 months from Completion and the third payment shall be payable within 6 months from Completion

Completion:
Subject to satisfaction or waiver of all the conditions precedent set out in the Chaohu Power Interests Transfer Agreement, unless otherwise specified by the parties, HIPDC and the Company shall complete the transfer of Chaohu Power Interests on 1 January 2015

Timing for transfer:
The Company and HIPDC shall register the transfer of the Chaohu Power Interests at the industrial and commercial administration bureau as soon as possible after the Completion and shall file the duly amended articles of association indicating the relevant equity interests of the Company in the Target Company with the industrial and commercial administration bureau

Conditions precedent:	(i)	Conditions to the transfer of the Chaohu Power Interests for fulfillment by both parties

Both parties bear their respective obligations to procure the transfer of the Chaohu Power Interests and shall make their best efforts to satisfy the following conditions (any or all of which may be wholly or partly waived by HIPDC and the Company, as the case may be, to the extent permitted by law). Neither party shall have any obligation to complete the transfer of the Chaohu Power Interests unless and until all the following conditions are satisfied or waived:

(a)
the Chaohu Power Interests Transfer Agreement and the Transfer have been approved by the internal decision- making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

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(b)
no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfer; and no court of competent jurisdiction has released any order or injunction that prevents the completion of transfer of the Chaohu Power Interests;

(c)
all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the Chaohu Power Interests Transfer Agreement and the Transfer have been obtained, except for legal proceedings that can only be attended to after the Completion in accordance with applicable laws and regulations and the documents derived therefrom.

(ii)	Conditions to the transfer of the Chaohu Power Interests for fulfillment by HIPDC

The obligations of HIPDC to complete the transfer are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by HIPDC to the extent permitted by law:

(a)
the representations and warranties made by the Company in the Chaohu Power Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

	(b)	the Company has performed and observed the terms under the Chaohu Power Interests Transfer Agreement to be performed and observed on its part in all material respects.

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	(iii)	Conditions to the transfer of the Chaohu Power Interests for fulfillment by the Company

The obligations of Company to complete the transfer of the Chaohu Power Interests are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by the Company to the extent permitted by law:

(a)
the representations and warranties made by HIPDC in the Chaohu Power Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

		(b)	HIPDC has performed and observed the terms under the Chaohu Power Interests Transfer Agreement to be performed and observed on its part in all material respects.
Effectiveness:
The Chaohu Power Interests Transfer Agreement shall be binding on the parties upon signing on 13 October 2014 and the completion of which shall be subject to the conditions precedent set out therein (including the obtaining of the approval from Independent Shareholders at the EGM) being satisfied.

In accordance with PRC Company Law and the relevant articles of association, if a shareholder of a limited liability company intends to transfer its equity interests to a party who is not an existing shareholder, it shall inform the other shareholder(s) of the proposed equity transfer in writing and seek their consent to the transfer. The Chaohu Power Interests Transfer Agreement provides that, among other things, the obtaining of material third party consents required for relevant Transfers a condition to completion. As at the Latest Practicable Date, consents to the equity transfer of the relevant Target Companies from minority shareholders of Chaohu Power have been obtained.

Indemnity:
Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the Chaohu Power Interests Transfer Agreement.

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E. INFORMATION REGARDING THE TARGET COMPANIES

1. Hainan Power

Hainan Power is engaged in the investment, construction and operation of various types of power plants; the development of conventional and renewable energy; power plant engineering, procurement and construction as well as equipment maintenance service; and technical advisory service (operating by license whenever an administrative license is required). Hainan Power has a registered capital of RMB1,326,419,587.

Hainan Power is a joint stock limited company for private placement incorporated upon the approval of the Hainan Securities Commission in 1993 and registered on 12 January 1994. At the time of its incorporation, Hainan Power issued employee shares to the employees of its legal person shareholders. On 7 April 1997, the Hainan Securities Management Office issued the Official Reply on the Adjustment of the Share Capital of Hainan Nanshan Power Co., Ltd. (Qiong Zheng Ban [1997] No. 68), confirming the share capital structure of Hainan Power as follows: 152.1 million sponsor’s legal person shares (發起人法人股), representing 36.11% of the total share capital; 207.85 million non-sponsor’s legal person shares (非發起人法人股), representing 49.34% of the total share capital; 61.886 million internal employee shares (內部職工股), representing 14.55% of the total share capital. On 3 July 2001, the People’s Government of Hainan Province issued the Circular on Clarifying and Regulating the Issuance of Internal Employee Shares by Hainan Zhonghai Energy Co., Ltd. (Qiong Fu Han [2001] No. 46), which confirms that Hainan Power has prepared and maintained a register of all the legal person shareholders and internal employee shareholders in accordance with State regulations and has registered and put in trust all of its shares at the Hainan Securities Exchange Center. By doing so, the irregularities in the course of incorporation and operation of Hainan Power have been promptly corrected and standardized. In 2004, Huaneng Group acquired from 11 legal person shareholders of Hainan Power, including Hainan Provincial Electric Power Company, 51% of the total share capital of Hainan Power and therefore became the controlling shareholder of Hainan Power. In August 2013, Hainan Power increased its share capital pursuant to the resolution adopted at the 2012 annual general meeting to 1,326,419,587 shares, including 1,217,591,995 shares held by Huaneng Group, accounting for 91.8% of the total share capital. Currently, Huaneng Group holds 91.8% of the equity interest in Hainan Power, while other shareholders, including employee shares held by ex-employees and existing employees of Hainan Power, China Aviation Industry Renewable Energy Corporation as well as other entities, hold in aggregate 8.2% of the equity interest in Hainan Power. China Aviation Industry Renewable Energy Corporation, which (being the second largest shareholder of Hainan Power) holds approximately 0.97% of the equity interest in Hainan Power, was incorporated in the PRC and is principally engaged in investment of coal power units and wind power generation. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, holders of the employee shares and China Aviation Industry Renewable Energy Corporation are third parties independent of the Company and its connected persons.

Hainan Power has set up Haikou Plant, Dongfang Plant, Gezhen Hydropower, Wenchang Plant, Nanshan Plant and other branches engaging in power generation operations as well as Power Servicing Branch dealing with internal overhaul operations. In addition, Hainan Power holds 100% interests in Huaneng Wenchang Wind Power Generation Co., Ltd. (which has a registered capital of

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RMB1 million and has not actually engaged in any operating business) and 40% interests in Shanghai Ruining Shipping Co., Ltd. (which has a registered capital of RMB500 million and is mainly engaged in cargo transport).

Haikou Plant currently operates two 138 MW and two 330 MW condensing thermal power units which were put into operation in the years of 1999, 2000, 2006 and 2006 respectively; Dongfang Plant currently operates four 350 MW condensing thermal power units which were put into operation in the years of 2009, 2009, 2012 and 2012 respectively; Gezhen Hydropower currently runs two 40 MW hydropower units which were put into operation in the year of 2009; Wenchang Plant currently runs 33 wind power units with a total capacity of 49.5 MW, which were put into operation in the year of 2008; Nanshan Plant currently operates two gas-fired combined cycle power generation units with a total installed capacity of 132 MW, which were put into operation in the year of 2003. All these power plants have obtained the electric power business license (《電力業務許可證》) issued by SERC, except Unit No. 4 of Dongfang Plant whose electric power business license is being renewed and is in the final stage of approval. The Company believes that there does not exist any material legal impediment in obtaining the renewal of the licence.

According to relevant regulations, existing coal-fired boilers and gas turbines of thermal plants have to achieve the emission limit values for flue dust, sulfur dioxide, nitrogen oxides and flue gas blackness as set forth in the Emission Standards of Air Pollutants for Thermal Power Plants (GB13223-2011) since 1 July 2014. Due to the power shortage in Hainan province, Units No.4, No.5 and No.9 of Haikou Plant and Unit No.1 of Dongfang Plant have been temporarily left out of environmental transformation as per the instructions of the Hainan government for the purpose of ensuring power supply. Hainan Power will communicate and coordinate with the Hainan government and complete the environmental transformation to achieve the pollutant emission standards as soon as possible, so as to avoid administrative penalties due to environmental issues.

Based on the communication between Hainan Power and the provincial government, Unit No.9 of Haikou Power Plant has initially scheduled to conduct denitration transformation in about November 2014, Units Nos.4 and 5 of Haikou Power Plant will conduct denitration transformation in about January 2015 and Unit No.1 of Dongfang Power Plant will conduct environmental transformation in 2015. In the near term, replacement of the catalyst of Unit No.1 of Dongfang Power Plant will be arranged for in order to improve the denitration efficiency. According to the Prevent of Air Pollution Act, emission of the air pollutants exceeding statutory standards by Haikou Power Plant and Dongfang Power Plant may potentially liable to pay penalty to relevant environmental authority in an amount not exceeding RMB100,000. According to the Huaneng Group Interests Transfer Agreement, Huaneng Group warranted with the Company that Hainan Power is not in breach of the applicable law, rule or regulation (including environmental laws) in material aspects nor has it received any notice or claims (which has a significant adverse effect on Hainan Power) of its breach of the relevant law, rule or regulation. In the event of breach of the above warranty, the Company shall be entitled to serve notice on Huaneng Group pursuant to the agreement for compensation of any loss and expenses the Company may incur as a result.

Currently, Dongfang Plant, Haikou Plant and Gezhen Hydropower of Hainan Power are yet to apply for state-owned land use rights certificates covering a total area of approximately 6,388,000 sq. m. Of which, approximately 6,313,000 sq. m. of land owned by Gezhen Hydropower has obtained

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Approval in Relation to Land for the Second Phase Construction of Daguangba Hydraulic and Hydropower (Irrigation Area) Project 《關於大廣壩水利水電二期 （灌區）工程建設用地的批覆》from the Ministry of Land and Resources. The relevant construction site will be provided to Gezhen Hydropower by way of allocation. Parcels of land parcel in aggregate of approximately 1,656,000 sq.m. held by Haikou Plant and Nanshan Plant are yet to pursue procedures for transferring ownership to them. Currently, the application for property ownership certificates in relation to the premises with total gross floor area of approximately 331,000 sq. m. owned by Haikou Plant, Dongfang Plant, Wenchang Plant, Gezhen Hydropower and Nanshan Plant of Hainan Power are yet to pursue. Currently, premises with total gross floor area of approximately 106 sq. m. owned by Nanshan Plant are yet to apply for transfer of ownership.

As for those lands of Hainan Power, of which the state-owned land use rights certificates are yet to pursue, the lands of Dongfang Plant and Haikou Plant are mainly auxiliary facilities lands, thus the schedule has been delayed; Gezhen Hydropower’s schedule has been delayed since the certificate application work involves communication and coordination with three land administration departments due to its large size of reservoir land. As for those lands of Hainan Power, of which the state-owned land use rights certificates are yet to be transferred to its own, it is mainly because Hainan Power has not finished the changes of registration on relevant state-owned land use rights certificates immediately after changing the company’s name or after transactions of mergers and acquisitions historically. As for those properties of Hainan Power, of which the ownership certificates are yet to pursue, it is mainly because of the delayed schedule due to incomplete procedures before construction of such properties. Huaneng Group has already requested Hainan Power to correct those ownership defects of lands and properties, and Hainan Power is now in the process of obtaining the above-stated ownership certificates. The above-stated property or land ownership defects will not cause material adverse effect to the Transfer and the normal operation of business of Hainan Power after the Transfer.

Below are the litigations or arbitrations ongoing or pending by or against Hainan Power initiated by third parties: (1) a lawsuit against Dongfang Plant over compensation claims for damage to underwater facilities; (2) an arbitration case instituted by Hainan Power against an electromechanical equipment company over a purchase and sale contract; (3) four lawsuits instituted by Guangdong Nanyue Bank Co., Ltd. against Zhuhai Jindian Fuel Co., Ltd. over loan contract disputes, in which Hainan Power is listed as co-defendant due to its execution of the Coal Purchase and Sale Contract with Zhuhai Jindian Fuel Co., Ltd.; (4) two cases of assisting with the freezing of the accounts receivable by Zhuhai Jindian Fuel Co., Ltd. from Hainan Power; and (5) a lawsuit against Hainan Power over contractual disputes with Qinzhou Yongsheng Petrochemical Co., Ltd. If any judicial or arbitral authority of competent jurisdiction awards any damages or costs against Hainan Power in the said lawsuits or arbitrations or being executed by judicial authority according to law, Huaneng Group would promptly and indemnify the Company for the losses it incurs in accordance with the Transfer Agreements after Hainan Power pays the damages or costs as required. The Transfer Agreement further provides that if provision for the loss in relation to such lawsuits (“Provisioned Amount”) has been made in the accounts of Hainan Power, payment shall be made by Huaneng Group when the actual compensation or payment amount (“Actual Compensation Amount”) made by Hainan Power exceeds the Provisioned Amount, and when calculating the loss incurred by the Company as a result of such lawsuits, it shall be calculated on the basis of the balance after deducting the Provisioned Amount from the Actual Compensation Amount. If the Actual

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Compensation Amount payable by Hainan Power is less than the Provisioned Amount, the Company shall pay the relevant difference to Huaneng Group, such difference shall equal to (Provision Amount – Actual Compensation Amount) × 91.8% (i.e. the shareholding ratio of Huaneng Group in Hainan Power).

The target of the Transfer includes the Hainan Power Interests held by Huaneng Group. Huaneng Group warrants that the ownership of the Hainan Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Hainan Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Hainan Power will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided any guarantee to Hainan Power nor authorised Hainan Power for management of its funds, nor does it exist any use of the Company’s fund by Hainan Power.

2. Wuhan Power

Wuhan Power is engaged in businesses including the generation of thermal power and the integrated use of coal ash powder. Wuhan Power has a registered capital of RMB1,445,754,800.

The predecessor of Wuhan Power was Huazhong Huaneng Yangluo Power Plant. On 28 June 1995, the establishment of Wuhan Huazhong Huaneng Power Generation Co., Ltd. jointly initiated by Huaneng Power Generation Company, China Huazhong Power Group Company, Wuhan City Electric Power Development Company, Huaneng Group, Huazhong Power Development Company and Wuhan Tianli Property Development Company was approved by the Ministry of Power and Industry in the Circular [1995] No.386. In 2003, the State implemented structural reforms for the separation of power plants and grids. Huaneng Power Generation Company transferred its 38% interests to Huaneng Group, China Huazhong Power Group Company and Huazhong Power Development Company transferred their 33.25% and 1.75% interests respectively to Huaneng Group, while Wuhan Tianli Property Development Company and Wuhan City Electric Power Development Company transferred their 1.25% and 23.75% interests respectively to Wuhan Xinneng. Meanwhile, Wuhan Power was transformed into a limited liability company. At present, Huaneng Group and Wuhan Xinneng hold 75% and 25% of Wuhan Power respectively. Wuhan Xinneng was incorporated in the PRC and is principally engaged in energy development energy saving and new material research. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Wuhan Xinneng is a third party independent of the Company and its connected persons.

Currently, there are four 300 MW class condensing thermal power units and two 600 MW condensing thermal power units operating under Wuhan Power, which were put into operation in years of 1993, 1994, 1997, 1997, 2006 and 2006 respectively. Wuhan Power has obtained the Electric Power Business License 《電力業務許可證》 issued by SERC on 30 December 2009.

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Currently, a parcel of land with total area of approximately 5,769,000 sq. m. owned by Wuhan Power is yet to pursue procedures for transfer of ownership to Wuhan Power, of which, a portion of land with an area of approximately 5,199,000 sq. m. has obtained an approval from Wuhan Xinzhou District Land and Resource Planning Bureau, giving consent to the continuous use of land by way of allocation. Wuhan Power currently owns a parcel of land of approximately 71,000 sq. m. which is pending application for state-owned land use rights certificates. Premises with floor area of approximately 17,000 sq. m. owned by Wuhan Power are yet to pursue procedures for transfer of ownership to Wuhan Power and premises with floor area of approximately 58,000 sq. m. are yet to pursue application procedures for property ownership certificates.

As for those lands of Wuhan Power, of which the state-owned land use rights certificates are yet to pursue, it is mainly because they still need to combine ash piping lines and to wait for governmental adjustment of planning. As for those lands of Wuhan Power, of which the state-owned land use rights certificates are still yet to be transferred to its own, it is mainly because Wuhan Power has not finished the changes of registration on relevant state-owned land use rights certificates immediately after changing its name historically. Wuhan Power already completed the land surveying and mapping procedures and it has already specified the name changing information in the old land ownership certificates and is currently in the process of renewing the certificates. As for those properties of Wuhan Power, of which the ownership certificates are yet to pursue, it is mainly because of the delayed schedule due to the fact that these properties are located within the area of Wuhan Power Station, thus it does not affect the ownership and usage of these properties by Wuhan Power or the normal business operation without the property ownership certificates. As for those properties of Wuhan Power, of which the ownership certificates are yet to be transferred to its own, it is mainly because Wuhan Power has not finished the change of registration on relevant ownership certificates immediately after changing the company’s name historically. Huaneng Group has already requested Wuhan Power to correct those ownership defects of lands and properties, and Wuhan Power is now in the process of obtaining the above-stated ownership certificates. The above-stated property or land ownership defects will not cause material adverse effect to the Transfer and the normal operation of business of Wuhan Power after the Transfer.

The targets of the Transfer includes the Wuhan Power Interests held by Huaneng Group. Huaneng Group warrants that the ownership of the Wuhan Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Wuhan Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings. Wuhan Xinneng has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

Following the Completion, Wuhan Power will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided any guarantee to Wuhan Power nor authorised Wuhan Power for management of its fund, nor does it exist any use of the Company’s fund by Wuhan Power.

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3. Suzhou Thermal Power

Suzhou Thermal Power is engaged in businesses including thermal power generation and steam production; the installation and maintenance of electromechanical equipment and pipelines and the sale of hot water, demineralized water and coal ash powder. Suzhou Thermal Power has a registered capital of RMB240 million.

The predecessor of Suzhou Thermal Power was Suzhou Huaneng Thermal Power Plant. On 15 September 1997, the plant was restructured into a limited liability company. After multiple increases of registered capital and share transfers, the current shareholding structure of Suzhou Thermal Power is as follows: 53.45% interests held by Huaneng Group; 30.31% by Suzhou Hi-Tech; and 16.24% by Changjiang Energy. Suzhou Hi-Tech was incorporated in the PRC and is principally engaged in investment of high-tech product development, production, energy, transportation, communications and other infrastructure industries. Changjiang Energy was incorporated in the PRC and is principally engaged in development of energy saving equipment, production and sales. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Suzhou Hi-Tech and Changjiang Energy are third parties independent of the Company and its connected persons.

Currently, there are two 60 MW extraction condensing power units operating under Suzhou Thermal Power, which were put into operation in the second half of 2006. Suzhou Thermal Power has not obtained the Electric Power Business License (《電力業務許可證》) yet. On 15 March 2012, the Qualification Center of the Jiangsu Regulatory Specialist Office of SERC issued the relevant certificate, allowing the company to continue its power generation business.

Currently, premises with floor area of approximately 40,000 sq. m. owned by Suzhou Thermal Power are yet to pursue application procedures for Property Ownership Certificates.

As for those properties of Suzhou Thermal Power, of which the ownership certificates are yet to pursue, it is mainly because of the delayed schedule due to lack of urgency based on a belief that it does not affect the operation of the Suzhou Thermal Power without the property ownership certificates. Huaneng Group has already requested Suzhou Thermal Power to correct those ownership defects of properties, and Suzhou Thermal Power is now in the process of obtaining the above-stated property ownership certificates. The above-stated property ownership defects will not cause material adverse effect to the Transfer and the normal operation of business of Suzhou Thermal Power after the Transfer.

The target of the Transfer include the Suzhou Thermal Power Interests held by Huaneng Group. Huaneng Group warrants that the ownership and title of the Suzhou Thermal Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Suzhou Thermal Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings. Suzhou Hi-Tech and Changjiang Energy have given their written consent to the Transfer and waived their pre-emptive rights with respect to the Transfer.

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Following the Completion, Suzhou Thermal Power will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided any guarantee to Suzhou Thermal Power nor authorised Suzhou Thermal Power for management of its fund, nor does it exist any use of the Company’s fund by Suzhou Thermal Power.

4. Dalongtan Hydropower

Dalongtan Hydropower is engaged in businesses including hydropower development and power generation and operation. Dalongtan Hydropower has a registered capital of RMB76 million.

Dalongtan Hydropower was established in March 1999. Huaneng Group acquired from China Wallink its 97% interests in Dalongtan Hydropower at a price of RMB218 million in December 2009. At present, Huaneng Group and Enshi City Investment Company hold 97% and 3% of Dalongtan Hydropower respectively. Enshi City Investment Company was established in the PRC and is principally engaged in the operation of the fund management of Enshi City, fixed asset investment projects. To the best of the Directors’ knowledge, information and belief having made all reasonable enquires, Enshi City Investment Company is a third party independent of the Company and its connected persons.

Currently, Dalongtan Hydropower mainly operates three 10 MW class hydropower units which were put into operation in the years of 2005, 2006 and 2006 respectively. Dalongtan Hydropower has obtained the Electric Power Business License (《電力業務許可證》) issued by SERC on 21 April 2014.

Currently, premises with floor area of approximately 493 sq. m. owned by Dalongtan Hydropower are yet to pursue application procedures for Property Ownership Certificates.

As for those properties of Dalongtan Hydropower, of which the ownership certificates are yet to pursue, it is mainly because of the delayed schedule due to the fact that these properties are located within the area of Dalongtan Hydropower Station and they only occupied 493 m2, thus it does not affect the usage of these properties by Dalongtan Hydropower without the property ownership certificates or the usual business operation of power plants. Huaneng Group has already requested Dalongtan Hydropower to correct those ownership defects of properties, and Dalongtan Hydropower is now in the process of obtaining the above-stated property ownership certificates. The above-stated property ownership defects will not cause material adverse effect to the Transfer and the normal operation of business of Dalongtan Hydropower after the Transfer.

The target of the Transfer includes the Dalongtan Hydropower Interests held by Huaneng Group. Huaneng Group warrants that the ownership of the Dalongtan Hydropower Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Dalongtan Hydropower Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings. Enshi City Investment Company has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

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Following the Completion, Dalongtan Hydropower will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided any guarantee to Dalongtan Hydropower nor authorised Dalongtan Hydropower for management of its fund, nor does it exist any use of the Company’s fund by Dalongtan Hydropower.

5. Hualiangting Hydropower

The scope of business of Hualiangting Hydropower includes normal operations (power generation and transfer) as well as water supply (irrigation). Hualiangting Hydropower has a registered capital of RMB50 million.

The predecessor of Hualiangting Hydropower was Anqing Hualiangting Hydropower Station of the Anhui Province. On 30 December 2011, the Anqing Municipal Government approved the transfer of the entire Hualiangting Hydropower Station to Huaneng Group without consideration in its Official Reply on the Transfer of the State-owned Assets of Anqing Hualiangting Hydropower Station Without Consideration (Yi Zheng Mi [2011] No.249). On 1 July 2012, Huaneng Group issued the Reply on the Restructuring of Hualiangting Hydropower Station, agreeing to restructure Hualiangting Hydropower Station into a corporate enterprise. At present, Hualiangting Hydropower is 100% owned by Huaneng Group.

Currently, there are four 10 MW hydropower generators operating under Hualiangting Hydropower, which were put into operation in the years of 1981, 1981, 1987 and 1987 respectively. Hualiangting Hydropower has obtained the Electric Power Business License (《電力業務許可證》) issued by SERC on 23 May 2013.

Currently, premises with floor area of approximately 3,000 sq. m. owned by Hualiangting Hydropower are yet to pursue application procedures for Property Ownership Certificates.

As for those properties of Hualiangting Hydropower, of which the ownership certificates are yet to pursue, it is mainly because it did not complete the registration procedure in time historically due to the fact that those properties are bunk houses with brick and wood structure constructed in 1960s, and it does not affect the normal business operation of the Hydropower Station, thus it is believed that there will be no immediate urgency to have such ownership certificates. Huaneng Group has already requested Hualiangting Hydropower to correct those ownership defects of properties, and Hualiangting Hydropower is now in the process of pursuing the above-stated property ownership certificates. The above-stated property ownership defects will not cause material adverse effect to the Transfer and the normal operation of business of Hualiangting Hydropower after the Transfer.

The target of the Transfer includes the Hualiangting Hydropower Interests held by Huaneng Group. Huaneng Group warrants that the ownership of the Hualiangting Hydropower Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Hualiangting Hydropower Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

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Following the Completion, Hualiangting Hydropower will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided any guarantee to Hualiangting Hydropower nor authorised Hualiangting Hydropower for management of its fund, nor does it exist any use of the Company’s fund by Hualiangting Hydropower.

6. Chaohu Power

Chaohu Power is engaged in the construction and operation of power plants and related projects. Chaohu Power has a registered capital of RMB800 million.

As approved by the Ministry of Commerce in the Official Reply of the Ministry of Commerce Concerning the Approval of the Establishment of Huaneng Chaohu Power Generation Co., Ltd. (Shang Zi Pi [2007] No.1922), Chaohu Power was established by HIPDC on 2 November 2007. In 2009, the Department of Commerce of the Anhui Province issued the Official Reply Concerning the Approval of the Acquisition of Huaneng Chaohu Power Generation Co., Ltd. by Foreign Capital (Wan Shang Zi Zhi Zi [2009] No.685), approving the transfer by HIPDC of its 30% interests in Chaohu Power to Huainan Mining at a price of RMB445,408,530 and its 10% interests in Chaohu Power to Huaneng HK. At present, HIPDC, Huainan Mining and Huaneng HK hold 60%, 30% and 10% of Chaohu Power respectively. Huainan Mining was incorporated in the PRC and is principally engaged in coal mining and sales, power generation and utilization of methane gas. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Huainan Mining is a third party independent of the Company and its connected persons. Huaneng HK is a wholly-owned subsidiary of Huaneng Group and therefore a connected person of the Company. Any transaction(s), if required, to be conducted between the Company and its subsidiaries and Huaneng HK and its subsidiaries and associates shall be subject to compliance with the Hong Kong Listing Rules.

Currently, Chaohu Power operates two 600 MW condensing thermal power units which were put into operation in the year of 2008. Chaohu Power has obtained the Electric Power Business License (《電力業務許可證》) issued by SERC on 27 August 2010.

The target of the Transfer includes the Chaohu Power Interests held by HIPDC. HIPDC warrants that the ownership and title of the Chaohu Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Chaohu Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings. Huainan Mining and Huaneng HK have given their written consents to the Transfer.

Following the Completion, Chaohu Power will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided any guarantee to Chaohu Power nor authorised Chaohu Power for management of its fund, nor does it exist any use of the Company’s fund by Chaohu Power.

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7. Ruijin Power

Ruijin Power is engaged in the construction, operation and management of power plants and related projects (the abovementioned projects are carried out according to specific requirements of the state). Ruijin Power has a registered capital of RMB536,923,299.02.

Ruijin Power was established by HIPDC which, up to the Latest Practicable Date, is the sole shareholder and holds 100% interests thereof.

Currently, Ruijin Power operates two 350 MW thermal power units, both of which were put into operation in 2008. Ruijin Power has obtained the Electric Power Business License (《電力業務許可證》) issued by SERC on 31 May 2010.

Premises with floor area of approximately 258 sq. m. owned by Ruijin Power are currently yet to pursue application for transfer of ownership to Ruijin Power and premises with floor area of approximately 63,000 sq. m. are currently undergoing application procedures for property ownership certificates.

As for those properties of Ruijin Power, of which the ownership certificates are yet to obtain, it is mainly because of the fact that these properties are located within the area of Ruijin Power Station, thus it does not affect the usage of these properties by Ruijin Power without the property ownership certificates or the normal business operation of Ruijin Power. As for those properties of Ruijin Power, of which the ownership certificates are yet to be transferred to its own, it is mainly because they were purchased as commercial properties, and Ruijin Power has not finished the changes of registration on relevant ownership certificates immediately after the purchase. HIPDC has already requested Ruijin Power to correct those ownership defects of properties, and Ruijin Power is now in the process of obtaining the above-stated property ownership certificates. The above-stated property ownership defects will not cause material adverse effect to the Transfer and the normal operation of business of Ruijin Power after the Transfer.

The target of the Transfer includes the Ruijin Power Interests held by HIPDC. HIPDC warrants that the ownership and title of the Ruijin Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Ruijin Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Ruijin Power will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided any guarantee to Ruijin Power nor authorised Ruijin Power for management of its fund, nor does it exist any use of the Company’s fund by Ruijin Power.

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8. Anyuan Power

Anyuan Power is engaged in businesses including the construction, operation and management of power plants and related projects as well as the generation and distribution of electric power (unless otherwise specifically provided by national laws and regulations, those requiring pre-approval are to be operated by license). Anyuan Power has a registered capital of RMB125 million.

The predecessor of Anyuan Power was Pingxiang Anneng Power Plant. In August 2008, Jiangxi Provincial Investment Group Corporation issued the Reply on the Renaming of Pingxiang Anneng Power Plant (Gan Tou Dian Jing Zi [2008] No.18), approving the renaming of Pingxiang Anneng Power Plant to Pingxiang Anneng Power Generation Co., Ltd. In October 2008, the State-owned Assets Supervision and Administration Commission of the Jiangxi Province issued the Official Reply Concerning the Approval of the Transfer of Equity Interests of Pingxiang Anneng Power Generation Co., Ltd. by Agreement (Gan Guo Zi Chan Quan Zi [2008] No.340), approving the transfer of equity interests of Pingxiang Anneng Power Generation Co., Ltd. to HIPDC by way of agreement. At present, Anyuan Power is 100% owned by HIPDC.

The 125 MW and 135 MW thermal power units previously operated by Anyuan Power have been shut down in March 2012 in compliance with the policy of closing smaller generation units and replaced with bigger and efficient ones. The shut down of the two thermal power units would not have any operational or legal impact to Anyuan Power nor the Company following completion of the Transfers. Currently, there are two 600 MW domestic supercritical coal-fired generating units being constructed by Anyuan Power.

Four parcels of land in the old plant of Anyuan Power with total area of approximately 1,670,000 sq. m. are currently pending application for transfer of ownership to Anyuan Power. Of which, land premium for approximately 1,340,000 sq. m. of land being transferred is outstanding. Currently, premises with total gross floor area of approximately 370 sq.m. owned by Anyuan Power have yet to be registered for transferring the ownership to Anyuan Power.

As for those lands and properties of Anyuan Power, of which the property ownership certificates and state-owned land use rights certificates and state-owned land use rights certificates are yet to be transferred to its own, it is mainly because Anyuan Power has not finished the changes of registration on relevant land use rights certificates or property ownership certificates immediately after reconstruction in the past. The above-stated property ownership defects will not cause material adverse effect to the Transfer and the normal operation of business of Anyuan Power after the Transfer.

The target of the Transfer includes the Anyuan Power Interests held by HIPDC. HIPDC warrants that the ownership of the Anyuan Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Anyuan Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

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Following the Completion, Anyuan Power will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided any guarantee to Anyuan Power nor authorised Anyuan Power for management of its fund, nor does it exist any use of the Company’s fund by Anyuan Power in possession of any funds of the Company.

9. Jingmen Thermal Power

Jingmen Thermal Power is engaged in businesses including thermal power, power development and power services. Jingmen Thermal Power has a registered capital of RMB780 million.

Jingmen Thermal Power was established by HIPDC which is currently the sole shareholder and holds 100% interests thereof.

Currently, there are two 350 MW domestic supercritical extraction condensing units being constructed by Jingmen Thermal Power.

The target of the Transfer includes the Jingmen Thermal Power Interests held by HIPDC. HIPDC warrants that the ownership of the Jingmen Thermal Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Jingmen Thermal Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Jingmen Thermal Power will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided any guarantee to Jingmen Thermal Power nor authorised Jingmen Thermal Power for management of its fund, nor does it exist any use of the Company’s fund by Jingmen Thermal Power.

10. Yingcheng Thermal Power

Yingcheng Thermal Power is engaged in businesses including the construction, operation and management of power plants as well as the generation and distribution of electric and heat power. Yingcheng Thermal Power has a registered capital of RMB41,976,700.

Yingcheng Thermal Power was established by HIPDC which is currently the sole shareholder and holds 100% interests in the company.

Yingcheng Thermal Power is currently constructing one 350 MW domestic supercritical thermal power generating unit and one 50 MW extraction back- pressure power unit.

The target of the Transfer includes the Yingcheng Thermal Power Interests held by HIPDC. HIPDC warrants that the ownership of the Yingcheng Thermal Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Yingcheng Thermal Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

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Following the Completion, Yingcheng Thermal Power will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided any guarantee to Yingcheng Thermal Power nor authorised Yingcheng Thermal Power for management of its fund, nor does it exist any use of the Company’s fund by Yingcheng Thermal Power.

F. SUMMARY OF FINANCIAL INFORMATION OF THE TARGET COMPANIES

1. Hainan Power

In accordance with the PwC ZT Te Shen Zi (2014) No. 1549 Audit Report issued by PricewaterhouseCoopers Zhong Tian LLP, which is qualified to practise securities and futures related businesses, on the financial statements of Hainan Power as of 31 December 2013 and 31 May 2014, the major financial indicators (on a consolidated basis) (audited) of Hainan Power are as follows:

Summary of Major Financial Information of Hainan Power

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	939,175.81	983,980.19
Total liabilities	713,072.99	705,923.20
Net assets	226,102.82	278,056.99

	For the year 2013	5-month period ended 31 May 2014

Operating income	626,738.52	272,946.52
Total profit	112,402.79	70,336.13
Net profit	82,885.04	51,954.17
Net profit less non-recurring gains/losses	91,462.45	52,093.16

The unaudited total profit and unaudited net profit (each on a consolidated basis) of Hainan Power for the year 2012 are RMB715.3662 million and RMB607.7531 million respectively.

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2. Wuhan Power

In accordance with the KPMG HZ Shen Zi No. 1401737 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Wuhan Power as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Wuhan Power are as follows:

Summary of Major Financial Information of Wuhan Power

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	539,895.52	508,831.35
Total liabilities	418,934.70	360,940.25
Net assets	120,960.82	147,891.10

	For the year 2013	5-month period ended 31 May 2014

Operating income	449,290.27	175,622.29
Total profit	79,847.82	35,871.48
Net profit	78,874.66	26,930.28
Net profit less non-recurring gains/losses	79,950.40	26,823.70

The unaudited total profit and unaudited net profit of Wuhan Power for the year 2012 are RMB280.8759 million and RMB280.8998 million respectively.

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3. Suzhou Thermal Power

In accordance with the KPMG HZ Shen Zi No. 1401735 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Suzhou Thermal Power as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Suzhou Thermal Power are as follows:

Summary of Major Financial Information of Suzhou Thermal Power

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	70,422.44	61,746.06
Total liabilities	38,092.07	26,859.51
Net assets	32,330.37	34,886.55

	For the year 2013	5-month period ended 31 May 2014

Operating income	48,454.60	20,203.23
Total profit	6,380.54	3,405.53
Net profit	4,780.73	2,556.18
Net profit less non-recurring gains/losses	4,730.32	2,597.77

The unaudited total profit and unaudited net profit of Suzhou Thermal Power for the year 2012 are RMB47.1525 million and RMB35.0885 million respectively.

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4. Dalongtan Hydropower

In accordance with the KPMG HZ Shen Zi No. 1401739 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Dalongtan Hydropower as of 31 December 2013 and 31 May 2014, the major financial indicators (on a consolidated basis) (audited) of Dalongtan Hydropower are as follows:

Summary of Major Financial Information of Dalongtan Hydropower

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	33,729.93	33,259.31
Total liabilities	24,476.29	24,900.99
Net assets	9,253.64	8,358.32

	For the year 2013	5-month period ended 31 May 2014

Operating income	3,651.04	1,448.36
Total profit	4,421.52	(895.32)
Net profit	4,130.46	(895.32)
Net profit less non-recurring gains/losses	4,122.29	(895.32)

The unaudited total profit and unaudited net profit (each on a consolidated basis) of Dalongtan Hydropower for the year 2012 are RMB18.4195 million and RMB18.4195 million respectively.

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5. Hualiangting Hydropower

In accordance with the KPMG HZ Shen Zi No. 1401736 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Hualiangting Hydropower as of 31 December 2013 and 31 May 2014, the major financial indicators (on a consolidated basis) (audited) of Hualiangting Hydropower are as follows:

Summary of Major Financial Information of Hualiangting Hydropower

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	7,808.96	4,591.04
Total liabilities	4,423.19	4,214.67
Net assets	3,385.77	376.37

	For the year 2013	5-month period ended 31 May 2014

Operating income	2,323.22	637.64
Total profit	5.08	(3,009.40)
Net profit	(43.74)	(3,009.40)
Net profit less non-recurring gains/losses	(47.79)	(3,165.83)

The unaudited total loss and unaudited net loss (each on a consolidated basis) of Hualiangting Hydropower for the year 2012 are RMB1.272 million and RMB1.272 million respectively.

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6. Chaohu Power

In accordance with the KPMG HZ Shen Zi No. 1401734 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Chaohu Power as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Chaohu Power are as follows:

Summary of Major Financial Information of Chaohu Power

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	311,166.45	302,976.26
Total liabilities	218,279.25	198,704.14
Net assets	92,887.20	104,272.12

	For the year 2013	5-month period ended 31 May 2014

Operating income	256,031.17	98,299.86
Total profit	33,342.09	15,271.41
Net profit	23,723.27	11,384.92
Net profit less non-recurring gains/losses	27,584.58	13,440.40

The unaudited total profit and unaudited net profit of Chaohu Power for the year 2012 are RMB150.0457 million and RMB131.5979 million respectively.

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7. Ruijin Power

In accordance with the PwC ZT Te Shen Zi (2014) No. 1552 Audit Report issued by PricewaterhouseCoopers Zhong Tian LLP, which is qualified to practise securities and futures related businesses, on the financial statements of Ruijin Power as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Ruijin Power are as follows:

Summary of Major Financial Information of Ruijin Power

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	240,947.10	246,209.11
Total liabilities	220,034.54	220,837.08
Net assets	20,912.56	25,372.03

	For the year 2013	5-month period ended 31 May 2014

Operating income	135,218.36	53,684.58
Total profit	8,430.57	4,459.47
Net profit	8,430.57	4,459.47
Net profit less non-recurring gains/losses	9,708.43	4,415.87

The unaudited total profit and unaudited net profit of Ruijin Power for the year 2012 are RMB1.3656 million and RMB1.3656 million respectively.

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8. Anyuan Power

In accordance with the PwC ZT Te Shen Zi (2014) No. 1551 Audit Report issued by PricewaterhouseCoopers Zhong Tian LLP, which is qualified to practise securities and futures related businesses, on the financial statements of Anyuan Power as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Anyuan Power are as follows:

Summary of Major Financial Information of Anyuan Power

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	180,651.98	234,491.04
Total liabilities	193,273.30	244,444.47
Net assets	(12,621.32)	(9,953.43)

	For the year 2013	5-month period ended 31 May 2014

Operating income	46,824.76	7,617.64
Total profit	(9,224.97)	(4,752.11)
Net profit	(9,224.97)	(4,752.11)
Net profit less non-recurring gains/losses	(9,063.15)	(4,410.07)

The unaudited total loss and unaudited net loss of Anyuan Power for the year 2012 are RMB(64.0135) million and RMB(64.0135) million respectively.

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9. Jingmen Thermal Power

In accordance with the KPMG HZ Shen Zi No. 1401738 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Jingmen Thermal Power as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Jingmen Thermal Power are as follows:

Summary of Major Financial Information of Jingmen Thermal Power

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	137,066.02	179,792.01
Total liabilities	117,940.67	141,039.66
Net assets	19,125.35	38,752.35

	For the year 2013	5-month period ended 31 May 2014

Operating income	–	–
Total profit	–	–
Net profit	–	–
Net profit less non-recurring gains/losses	–	–

The unaudited total profit and unaudited net profit of Jingmen Thermal Power for the year 2012 are RMB0 and RMB0 respectively.

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10. Yingcheng Thermal Power

In accordance with the KPMG HZ Shen Zi No. 1401740 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Yingcheng Thermal Power as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Yingcheng Thermal Power are as follows:

Summary of Major Financial Information of Yingcheng Thermal Power

	Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	72,200.33	114,460.58
Total liabilities	58,002.66	93,839.91
Net assets	14,197.67	20,620.67

	For the year 2013	5-month period ended 31 May 2014

Operating income	–	–
Total profit	–	–
Net profit	–	–
Net profit less non-recurring gains/losses	–	–

The unaudited total profit and unaudited net profit of Yingcheng Thermal Power for the year 2012 are RMB0 and RMB0 respectively.

G. ASSETS VALUATION OF THE TARGET COMPANIES

1. Hainan Power

In accordance with the Asset Valuation Report Zhong He Ping Bao Zi (2014) No. BJV6008 issued by ZhongHe Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the asset-based approach and income-based approach for

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an overall valuation of Hainan Power and, through analysis and comparison, has finally selected the results of the asset-based approach as the final conclusion of the valuation. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Hainan Power	278,056.79	462,500.69	184,443.90	66.33

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The relevant asset valuation report is set out in Appendix II(i) to this circular.

Intangible assets–land use rights had a more significant appreciation upon valuation, which is mainly due to earlier acquisition of land parcels to be valued and increase in land value in recent years. This valuation covered land use rights of 37 parcels of land, of which 32 parcels of land within the scope of the present valuation were valued by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. The valuation disregarded the effect of the outstanding business licence for Hainan Power and valued the properties in respect of which property ownership certificates are outstanding primarily on a replacement cost method. The conclusion of the valuation made reference to the valuation results of a land valuation report prepared by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. under the same appraisal Base Date, same valuation objective and same scope of valuation. Two residential cases corresponded to land use rights, and were consolidated into the corresponding fixed assets in the valuation; the remaining three cases mainly involved land acquisition and demolition costs for the preliminary stage of power plant projects, and the verified book value was used as the appraised value.

2. Wuhan Power

In accordance with the Asset Valuation Report Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 216A issued by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the

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asset-based approach and income-based approach for an overall valuation of Wuhan Power and, through analysis and comparison, has finally selected the results of the asset-based approach as the final conclusion of the valuation. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Wuhan Power	147,891.10	361,083.56	213,192.46	144.16

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The relevant asset valuation report is set out in Appendix II(ii) to this circular.

Intangible assets–land use rights had a more significant appreciation upon valuation. The main reason of appreciation was due to early acquisition of land and increase in land value in recent years. This valuation covered land use rights of 34 parcels of land, of which 29 parcels of land within the scope of the present valuation were valued by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. The valuation of the properties in respect of which property ownership certificates are outstanding was primarily based on a replacement cost method. The conclusion of the valuation made reference to the valuation results of a land valuation report prepared by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. under the same valuation Base Date, same valuation objective and same scope of valuation; land use right certificates had not been applied for the remaining 5 parcels of land as at the valuation Base Date, and the verified book value was used as the appraised value.

3. Suzhou Thermal Power

In accordance with the Asset Valuation Report Zhong Feng Ping Bao Zi (2014) No. 034-3 issued by Beijing Sinotop Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the asset-based approach and income-based approach for an overall valuation of Suzhou Thermal Power and, through analysis and comparison, has finally selected the results of the asset-based approach as the final conclusion of the valuation. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Suzhou Thermal Power	34,886.55	49,667.17	14,780.62	42.37

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According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The relevant asset valuation report is set out in Appendix II(iii) to this circular.

Intangible assets–land use rights had a more significant appreciation upon valuation. The main reason of appreciation was due to early acquisition of land and increase in land value in recent years. This valuation covered land use rights of one parcel of land within the scope of the present valuation, which was valued by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd.. The valuation of the properties in respect of which property ownership certificates are outstanding was primarily based on a replacement cost method. The conclusion of the valuation made reference to the valuation results of a land valuation report prepared by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. under the same valuation Base Date, same valuation objective and same scope of valuation.

4. Dalongtan Hydropower

In accordance with the Asset Valuation Report Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 219A issued by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the asset-based approach and income-based approach for an overall valuation of Dalongtan Hydropower and, through analysis and comparison, has finally selected the results of asset-based approach as the final conclusion of the valuation. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Dalongtan Hydropower	8,200.45	18,232.70	10,032.25	122.34

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The relevant asset valuation report is set out in Appendix II(iv) to this circular.

Intangible assets–land use rights had a more significant appreciation upon valuation. The main reason of appreciation was due to early acquisition of land and increase in land value in recent years. This valuation covered land use rights of one parcel of land within the scope of the present valuation, which was valued by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd.. The valuation of the properties in respect of which property ownership certificates are outstanding was primarily based on a replacement cost method. The conclusion of the valuation made reference to the valuation results of a land valuation report prepared by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. under the same valuation Base Date, same valuation objective and same scope of valuation.

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5. Hualiangting Hydropower

In accordance with the Asset Valuation Report Zhong Feng Ping Bao Zi (2014) No. 034-2 issued by Beijing Sinotop Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the asset-based approach and income-based approach for an overall valuation of Hualiangting Hydropower and, through analysis and comparison, has finally selected the results of the asset-based approach as the final conclusion of the valuation. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Hualiangting Hydropower	374.89	3,362.06	2,987.17	796.81

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The relevant asset valuation report is set out in Appendix II(v) to this circular.

The reason for more significant appreciation upon valuation of fixed assets and construction-in-progress is that the enterprise made full impairment provision for fixed assets and construction-in-progress according to accounting standards. However, the impacts of factors including severe non-operating redundant staff on the valuation of fixed assets and construction-in-progress were unable to be reasonably judged as they cannot be reasonably quantified. As such, the present valuation adopted the reprovisioning cost method for the valuation of fixed assets and construction-in-progress based on the physical conditions of the assets. Given the scale of the hydropower infrastructure assets, the term of their operation and the steady revenue they may generate, the adoption of asset-based approach is considered to be more appropriate to reflect the value of the assets as at the Base Date.

6. Chaohu Power

In accordance with the Asset Valuation Report Zhong Feng Ping Bao Zi (2014) No. 034-1 issued by Beijing Sinotop Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuer adopted the asset-based approach and income approach for an overall valuation of Chaohu Power with the major assumptions of going concern and open market. Through analysis and comparison and the fact that as at the Base Date, Chaohu Power’s two sets of 600MW supercritical coal-fired generating units have a relatively higher income level as these generating units have large generation capacity, are of high efficiency with construction of flue gas desulfurization and denitration facilities and the technical and economic indicators of which are at a relatively advanced level. In addition, taking into account that recent transactions in the capital market with similar generation units, the revenue contribution and the

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relative competitiveness of these generation units in the Anhui region, the valuer has finally selected the results of the income approach which is considered to be more appropriate to reflect the value of Chaohu Power as at the Base Date. The details are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Chaohu Power	104,272.12	166,322.28	62,050.16	59.51

Note: The valuation of shareholders’ total equity under the asset-based approach is RMB1,458,330,400.

Given the valuation of Chaohu Power was prepared based on income approach (discounted future cash flow method), such valuation is regarded as profit forecast (the “Profit Forecast of Chaohu Power”) under Rule 14.61 of the Hong Kong Listing Rules and the requirements under Rules 14.62 and 14A.68(7) of the Hong Kong Listing Rules are applicable accordingly.

In accordance with Rule 14.62(2) of the Hong Kong Listing Rules, the Company has engaged its auditors, KPMG, to report on the calculations of the discounted future cash flows under the Profit Forecast of Chaohu Power. The report from KPMG for the purpose of Rule 14.62(2) of the Hong Kong Listing Rules on the Profit Forecast of Chaohu Power is set out in Appendix III to this circular. Also in accordance with Rule 14.62(3) of the Hong Kong Listing Rules, the Company has engaged the Financial Adviser to review the procedures undertaken by the Directors of the Company in preparing the forecast underlying the valuation prepared by the valuer of the Profit Forecast of Chaohu Power. The letter from the Financial Adviser for the purpose of Rule 14.62(3) of the Hong Kong Listing Rules on the Profit Forecast of Chaohu Power is set out in Appendix IV to this circular. The Financial Advisor is satisfied that the forecast has been made by the Board after due and careful enquiry.

To the best of the Directors’ knowledge, having made all reasonable enquiries, the valuer of Chaohu Power, Beijing Sinotop Appraisal Co., Ltd., is a third party independent of the Company and its connected persons.

The principal assumptions of the Profit Forecast of Chaohu Power is set out below.

(1) Determination of income period

Chaohu Power is a coal-fired power plant established for a long period of time and has better business prospects. As at the valuation Base Date and date of issuance of the valuation report, there is no evidence demonstrating that Chaohu Power may cease to operate at any time in the future. It is concluded that the income period of Chaohu Power is determined to be indefinite and the forecast period is from June 2014 to 2019.

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(2) Income forecast

Main indicators involved in forecast of income of Chaohu Power are average utilization hours of power generating equipment, weighted house consumption rate, on-grid tariffs, etc. The valuer made final estimation on average utilization hours of power generating equipment by taking into consideration the competition disadvantages and advantages of Chaohu Power and average utilization hours in 2013 as well as Notice on Provincial Energy Conservation 2014 issued by Development and Reform Commission of Anhui Province and National Energy Administration and the future prospects of power market in Anhui province. Weighted house consumption rate is determined by considering the actual situation in 2013. On-grid tariffs are determined by standard tariffs from the valuation Base Date to the date of issuance of report.

(3) Estimation of operating costs

After dividing operating costs into different items including fuel cost, material cost, employees’ salaries, depreciation cost, repair and maintenance cost, etc., estimations on cost items of Chaohu Power during the income period, such as fuel cost, are conducted by calculating historic power generation standard coal consumption rate and power generation standard coal price respectively, power generation standard coal consumption during the income period made reference to the indicator values in 2013 and January to May 2014, power generation standard coal price took into consideration the historic situation by referring to the power generation standard coal price from January to May 2014 and the 2014 financial planning indicators, and made estimation on the volatility of coal price and power generation standard coal price to finally calculate and determine the fuel cost during the income period; costs of material and water are calculated by referring to historic power generation unit cost of power generators; depreciation and manufacturing costs are determined by analysing the costs incurred during 2013 and from January to May 2014; salaries and benefits are based on the amount incurred in 2013, the estimation period is calculated by referring to changes in average salaries in the Anhui power industry and circumstances that occurred in past years in the Chaohu Power, and will remain unchanged after the estimation period; repair and maintenance costs are based on the enterprise’s estimation on the facilities to be repaired, a long-term ongoing basis is applied to determine such costs after the estimation period.

(4) Calculation of discount rate

On the basis of estimating the free enterprise cash flow during the estimation period of the entities valued, comparable WACC is calculated, the detailed formula is as follows:

where, WACC – Weighted Average Cost of Capital;
KD – Cost of Interest-bearing Debts;
KE – Cost of Equity;
D – Value of Interest-bearing Debts;

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E – Value of Equity;
V = D + E;
T – Income Tax Rate of Entity Valued.

Calculation of WACC is made when: the ratios of Cost of Equity, Cost of Interest-bearing Debts and Interest-bearing Debts to Value of Equity are confirmed.

◆         Calculation of Cost of Equity (KE)

Calculation of Cost of Equity is made by using Capital and Asset Pricing Model (CAPM).

i.e. KE = RF + β (RM - RF) + α

where, KE – Cost of Equity Capital;
RF – Risk-free Yield;
RM-RF – Equity Risk Premiums;

β – Beta;
α – Enterprise-specific Risks.

✧    Determination of Risk-free Yield (RF)

Treasury bond yields are commonly deemed as risk-free, as there is minimal risk of failing to redeem upon maturity. Risk-free Yield is based on the average yield-to-maturity of 29 treasury bonds with a term of 20 years or longer and with years to maturity of 10 years or longer on the valuation Base Date (or recently).

✧    Calculation of Equity Risk Premiums

Equity Risk Premiums (ERP) reflect the risk compensation required by investors due to investing in capital markets with higher risks (compared to bond markets with lower risks). China is an emerging market, where the history of stock market development is relatively shorter and there is higher level of volatility. The valuation made use of the statistics and adjustment approach from Aswath Damodaran, a well-known financial expert in the U.S., to estimate ERP. The basic formula is:

ERP = Stock Risk Premiums in developed stock market + National Risk Compensation

Stock Risk Premiums in developed stock market are calculated by the difference between the arithmetic average income of U.S. stocks and treasuries from 1928 to 2013, which is 6.29%. Moreover, according to Moody’s Investors Service, Chinese debts had a rating of Aa3 in 2013,

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which was 0.6% when converted into national default spread. Selected national risk compensation is 0.6%, therefore the value of ERP is 6.29% + 0.60% = 6.89%.

✧    Calculation of β

β reflects the extent of same-direction change between a stock and the market, the calculation model for β index is the market model:

Ri = α + βRm + ε

In the market model, β index is obtained through regression analysis between the rate of return of the market and the rate of return of the stock. In calculating the β index of the entity to be valued, the β index (excluding financial leverage) of the business sector to which the entity to be valued belongs is calculated on the basis of the β index (including financial leverage) from Wind, an information platform, of the selected sample, and the β index (including financial leverage) of the entity to be valued is calculated based on its capital structure.

Formulas to convert β index (including financial leverage) and β index (excluding financial leverage) are as follows:

βU = βL/[1 + (1-T) × D/E]

in which,
βL: Beta (including financial leverage);
βU: Beta (excluding financial leverage);
T: Income Tax Rate;

✧    Adjustments on enterprise-specific risks

As the sample listed companies selected have a different operating environment from the entities valued, adjustments on enterprise- specific risks are made by taking into account the operating risks of the entities to be valued simultaneously.

✧    Calculation of cost of equity capital

Cost of equity capital of the entity valued is calculated through the above calculations and according to KE =RF +β（RM-RF）+α.

◆         Cost of interest-bearing debts

Cost of interest-bearing debts is determined in accordance with the amount of interest-bearing debts on the valuation Base Date of the entity valued.

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◆         Determination of Weighted Average Cost of Capital (WACC)

WACC is calculated by determining the above indices and in accordance with the formula

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The relevant asset valuation report is set out in Appendix II(vi) to this circular.

7. Ruijin Power

In accordance with the Asset Valuation Report Zhong Tian Hua Zi Ping Bao Zi [2014] No. 1252 issued by China Appraisal Associates, which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the asset-based approach and income-based approach for an overall valuation of Ruijin Power and, through analysis and comparison, has finally selected the results of the asset-based approach as the final conclusion of the valuation. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Ruijin Power	25,372.03	34,055.28	8,683.25	34.22

The said Asset Valuation Report has been duly filed with relevant authorities for record in accordance with applicable laws. The valuation of the properties in respect of which property ownership certificates are outstanding was primarily based on a replacement cost method. The relevant asset valuation report is set out in Appendix II(vii) to this circular.

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8. Anyuan Power

In accordance with the Asset Valuation Report Zhong Tian Hua Zi Ping Bao Zi (2014) No. 1253 issued by China Appraisal Associates, which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the asset-based approach for an overall valuation of Anyuan Power. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Anyuan Power	(9,953.43)	(9,218.37)	735.06	7.38

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The valuation of the properties in respect of which property ownership certificates are outstanding was primarily based on a replacement cost method. The relevant asset valuation report is set out in Appendix II(viii) to this circular.

9. Jingmen Thermal Power

In accordance with the Asset Valuation Report Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 218A issued by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the asset-based approach for an overall valuation of Jingmen Termal Power. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Jingmen Thermal Power	38,752.35	38,902.84	150.49	0.39

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The relevant asset valuation report is set out in Appendix II(ix) to this circular.

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10. Yingcheng Thermal Power

In accordance with the Asset Valuation Report Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 217A issued by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuation is on the basis of an on-going concern with an open market, and the valuer adopted the asset-based approach for an overall valuation of Yingcheng Thermal Power. Detailed valuation results are as follows:

				Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Yingcheng Thermal	20,620.67	21,066.41	445.74	2.16

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure. The relevant asset valuation report is set out in Appendix II(x) to this circular.

H. VALUATION REPORTS

As at 31 May 2014, the aggregate book value of the properties owned by the Target Companies was less than 20% of the total assets of the Target Companies. To provide Shareholders with more information regarding the properties owned by the Target Companies, a property valuation report prepared by reference to the content requirements of Chapter 5 of the Hong Kong Listing Rules is set out in Appendix I to this circular.

The asset valuation report for each of the Target Companies is set out in Appendix II(i) to Appendix II(x) to this circular respectively. The relevant asset valuation reports are all prepared in accordance with to the relevant requirements of SASAC and the relevant PRC valuation standards.

I. OTHER FACTORS RELATING TO PRICING OF THE TRANSFERS

The pricing of the Transfers is determined by the parties through various rounds of negotiation by considering the production, operation and financial position, future planning for development and strategic synergy with the Company of each of the target assets, and based on comprehensive consideration of factors including:

1)          analysis of the power generation industry in the PRC, including sector outlook, market dynamics and key players in each region;

2)          the production, operation and financial position, future planning for development and strategic synergy with the Company of each of the target assets;

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3)          the appraised value of each of the target assets;

4)          both historical and recent trading multiples of publicly listed comparable market players including (i) 4 traditional major domestic power generation companies and (ii) 9 regional integrated power generation companies listed in China stock exchange markets in the China power generation industry. The basis of selection is mainly large scale companies with business presence all over the country, which are comparable with HPI and the target assets in term of scale in general. The relevant valuation bases are as follows: (i) the price to earnings ratio of the Transactions is lower than the average and the minimum price to earnings ratio of these 13 market players; (ii) the price to net asset value ratio of the Transactions is within the range but higher than the average of these 13 market players, because of the relatively higher financial leverage of the Target Companies, and as private companies, the Target Companies faced limited choices to finance their development and operation; and (iii) the market capitalization to generation capacity ratio of the Transactions is lower than the average and within the range of the 13 market players. The data source is Bloomberg and Wind; and

5)          trading multiples of historical transactions since 2011 within the power generation industry, selected on the basis of criteria such as nature and size of the transactions, percentage of the equity interest being acquired or disposed of, and the geographical regions of the business operations, etc. The selected transactions include i) GD Power Development Co., Ltd.’s acquisition of 100% equity interests of GD Anhui Power Limited Liability Company, ii) Hebei Jointo Energy Investment Co., Ltd.’s acquisition of 100% equity interests of Xuanhua Power Limited Liability Company, 40% equity interests of Cangdong Power Limited Liability Company, and 14% equity interests of Sanhe Power Limited Liability Company, iii) SDIC Electric Power Co.’s acquisition of 61% equity interests of SDIC Qinzhou Power Limited Liability Company, 17.47% equity interests of Jiangsu Ligang Power Limited Liability Company, and 9.17% equity interests of Jiangyin Ligang Power Limited Liability Company, etc. The relevant valuation bases are as follows: (i) the price to earnings ratio of the Transactions is lower than the average and the minimum price to earnings ratio of the selected comparable acquisitions; and (ii) the price to net asset value ratio of the Transactions is higher than the average but is within the range of the selected comparable acquisitions. The data source is the relevant stock exchange website, Bloomberg and Wind.

Taking into account the above pricing factors and relevant valuation, the Company is of the view that the consideration of the Transactions is fair and reasonable.

The final transaction consideration for acquiring the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests was RMB7,337,647,400, and that for acquiring the Chaohu Power Interests, the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests was RMB1,938,178,900.

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J. OTHER ARRANGEMENTS CONCERNING THE TRANSFERS

The Transfers do not involve the lease of land use rights. According to the arrangements contemplated under the relevant agreements, the parties have agreed that, unless otherwise agreed, the financings provided by Huaneng Group and HIPDC for the Target Companies and the guarantees provided by Huaneng Group and HIPDC for the financings of the Target Companies will remain in effect until the contracts that have been executed are completed.

The Company has been strictly separate from Huaneng Group and HIPDC in terms of assets and financial matters, and the Transfers will not cause any change to such status. Upon completion of the Transfers, no senior officer of any of the Target Companies will also take up managerial positions at Huaneng Group/HIPDC and the Company. The Company will further separate the Huaneng Group/HIPDC employees in the Target Companies from Huaneng Group/HIPDC as soon as possible after the completion of the Transfers in accordance with the provisions of applicable PRC laws, regulations and rules.

The Transfers help further reduce the potential competition between the Company and its connected persons relating to the business currently conducted by the existing power plants in line with the undertaking previously provided by Huaneng Group in favour of the Company on 17 September 2010 and its further clarification on 28 June 2014 (collectively, the “Non-compete Undertaking”). Pursuant to the Non-compete Undertaking and in support of the sustainable and stable development of the Company, Huaneng Group undertook to the Company that, among other things, it will inject into the Company such assets of which the profitability should have been improved and meet with the requirements for injecting into a listed company (such as those assets with clear title, the injection of which should not reduce the earnings per share of the Company, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state-owned assets, and waiver of pre- emptive rights being obtained from other shareholders of the assets). The Company shall have a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects as engaged in the conventional energy business of Huaneng Group located in Shandong Province and the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions.

In conjunction with the actual market situation, the Target Companies are shortlisted after careful scrutiny and evaluation by the Company. Based on the reasons set out below, Huaneng Group/HIPDC and the Company believe that the Target Interests as a whole meet with the criteria for injecting into the Company under, and are consistent with the terms of, the Non-compete Undertaking. Detailed reasons are as follows:

1)          The Target Companies are located in Eastern China, Southern China and Central China, with promising prospects for development. The Transfers will further consolidate the Company as the sole platform for integrating the conventional energy business of Huaneng Group;

2)          Each of Huaneng Group and HIPDC has, among other things, (i) warranted to the Company that the ownerships of the Target Interests owned by them respectively is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstances that would prevent the transfer of ownership thereof; (ii) covenanted with the Company that any losses caused by any fine from competent authorities regarding the lands and properties of

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which the ownership certificates had not been obtained would be promptly compensated in full by Huaneng Group or, as the case may be, HIPDC in respect of the relevant Target Company held by them;

3)          The indemnity and compensation mechanism offered by Huaneng Group and HIPDC also function as a warranty for the title defects, dispute, litigation, arbitration ongoing or pending of the Target Companies;

4)          Given that the Transfers do not involve any issuance of the Shares and that the Target Companies as a whole have positive income flow, hence the earnings per share of the Company following completion of the Transfers will not be diluted;

5)          Asset-based approach has been adopted for evaluating all the Target Companies (except Chaohu Power) which reflects the prudent consideration of the parties on pricing a positive effect on preservation of and value appreciation of state-owned assets.

With respect to the Target Companies, two of which (namely, Jingmen Thermal Power and Yingcheng Thermal Power) were yet to generate revenue and there are three Target Companies (namely, Dalongtan Hydropower, Hualiangting Hydropower and Anyuan Power) which were loss making for the five months ended 31 May 2014. The Company has also taken into consideration the following:

1)          Jingmen Thermal Power and Yingcheng Thermal Power are currently under construction. The Company expects that they will bring forward a positive cash inflow following their commencement of operation in 2015.

2)         Anyuan Power is under transformation as its 125 MW and 135 MW thermal power units were closed down in compliance with the policy of closing smaller generation units and replaced with bigger and efficient ones while its two 600 MW domestic supercritical coal-fired generation units are being constructed. Following completion of the Transfer, the Company expects that it will bring forward a positive cash inflow following the commencement of operation of the generation units in or about February and April 2015.

3)          The operation of Hualiangting Hydropower and Dalongtan Hydropower is largely driven and affected by the changes in climate. The Company expects that they would contribute positively in the revenue base and operational capacity by leveraging on the expertise in management and operation of the Company in power generation industry and the strong capital strength following completion of the Transfers.

The Non-compete Undertaking was provided specifically in line with the requirements under the “Regulatory Guidelines for Listed Companies No.4 – Undertakings and performance by Listed Companies and Listed Companies’ de facto Controllers, Shareholders, Related Parties and Acquirers” issued by China Securities Regulatory Commission. The Company’s PRC legal adviser, Haiwen & Partners, is of the view that the Transfers contemplated under the Transfer Agreements are consistent with the terms of the Non-compete Undertaking in all material respects.

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K. PURPOSE OF THE TRANSFERS AND THE EFFECT ON THE COMPANY

The Transfers implement the Group’s commitment to support the development of the Company, which is conducive to further expanding the scale, increasing the market share and improving the competitiveness of the Company. Following completion of the Transfers, the Company will be able to further expand its business scale and geographical coverage, increase profitability, and gain a foothold in the power generation markets in Hainan and Anhui.

The assets to be acquired by the Company under the Transfers are located in Eastern China, Southern China and Central China, with promising prospects for development; and the assets to be acquired include both projects that have been put into operation and construction-in-progress projects, which will effectively maintain the sustainable development capacity and profitability of the Company at the same time.

After the completion of the Transfers, the Company can increase total installed capacity of 7,087.5 MW, equity-based installed capacity of 5,737.7 MW, and 2,300 MW of capacity under construction, with total thermal power installed capacity of 6,968 MW; and total hydropower installed capacity of 150 MW and wind power installed capacity of 49.5 MW.

Calculated in accordance with the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises, the total assets and total liabilities of the Target Companies of the Transfers amounted to RMB26,703,369,400 and RMB20,217,038,800 respectively as at 31 May 2014. From January to May 2014, the aggregate profit (after tax) of the Target Companies amounted to RMB886,281,900, the total profit (after tax) corresponding to the interest held by Huaneng Group amounted to RMB653,800,600, and the total profit (after tax) corresponding to the interest held by HIPDC amounted to RMB65,383,100. After the completion of the Transfers, the earnings of the Target Companies will change due to the actual market conditions.

If the financial statements of the Target Companies are prepared in accordance with the International Financial Reporting Standards, the depreciation and amortisation items in the financial statements will be different from those shown in the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises, and financial data including net profit attributable to shareholders of the Company will therefore be different.

L. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Under the Hong Kong Listing Rules, the Transfers constitute discloseable and connected transactions of the Company. The aggregate amount of the Transfers is RMB9,275,826,300 pursuant to Rule 14A.81 of the Hong Kong Listing Rules. As the applicable percentage ratio (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the aggregate scale of the Transfers, is more than 5% but less than 25%, the Transfers are subject to the reporting, announcement, annual review requirement and shall comply with the Independent Shareholders’ approval requirements set out in the Hong Kong Listing Rules.

The resolution relating to the Transfers was considered and approved at the second meeting of the eighth session of the Board of the Company convened on 13 October 2014. Messr. Cao Peixi, Guo Juming, Liu Guoyue, Li Shiqi, Huang Jian and Fang Xiaxia, all being Directors of the Company who are related to the Transfers, had abstained from voting on the resolution relating to the Transfers. The resolution was voted

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on by Directors who are not related to the Transfers. The Directors (including the Independent non-executive Director) of the Company are of the view that the Transfer Agreements were entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

M. EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the Transfers constitute disclosable and connected transactions of the Company. The aggregate amount of the Transfers is RMB9,275,826,300 pursuant to Rule 14A.81 of the Hong Kong Listing Rules. As the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the aggregate scale of the Transfers is more than 5% but less than 25%, the Transfers are discloseable and connected transactions subject to Independent Shareholders’ approval. The Company will convene the EGM on 28 November 2014 to consider the approval of the Transfers (including the Transfer Agreements). The voting at such meeting will be taken on a poll and the Company will make an announcement of the poll results. Huaneng Group, HIPDC and their respective associates and shareholders who are involved in, or interested in the Transfers (holding an aggregate of 7,211,431,502 shares in the Company, representing approximately 51.31%(Note)of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting at the EGM in respect of the ordinary resolution to approve the Transfers (including the Transfer Agreements). The proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of a poll in accordance with the requirements of the Hong Kong Listing Rules. The notice of EGM together with the reply slip and form of proxy had been sent to the Shareholders separately.

Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC as soon as possible but in any event not later than 8 November 2014. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

N. RECOMMENDATION FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on page 59 of this circular, and which contains their recommendation in respect of the Transfers and the Transfer Agreements.

Note:
The percentage had not taken into account the changes in shareholding percentage(s) held by Huaneng Group, HIPDC and their respective associates following completion of placing of H shares of the Company (for details, please refer to the Company’s announcement dated 6 November 2014).

LETTER FROM THE BOARD

The letter of advice from Guotai Junan to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Transfer Agreements and whether the Transfers and the Transfer Agreements are on normal commercial terms and in the interests of the Company and its shareholders as a whole is set out on pages 60 to 87 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan, considers that the terms of the Transfer Agreements are fair and reasonable so far as the Independent Shareholders are concerned and that the Transfers are on normal commercial terms and in the interests of the Company and its shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the relevant resolutions to approve the Transfer Agreements and the transactions contemplated thereunder.

O. RECOMMENDATION FROM THE BOARD

The Directors (including independent non-executive Directors) are of the view that the Transfer Agreements were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (i.e. on arm’s length basis on terms no less favourable to the Company than terms available from third parties); and (iii) on terms that are fair and reasonable and the Transfers are in the interests of the Company and its shareholders as a whole. The Board accordingly recommends the Shareholders to vote in favour of the relevant resolutions to approve the Transfer Agreements and the transactions contemplated thereunder.

P. OTHER INFORMATION

Your attention is drawn to the general information set out in the appendices to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Stock Code: 902)

Legal Address:
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing 100031
PRC
13 November 2014

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the Transfers (and the Transfer Agreements), details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 13 November 2014, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transactions contemplated under the Transfer Agreements constitute discloseable and connected transactions of the Company. Accordingly, the conduct of transactions contemplated under the Transfer Agreements will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Guotai Junan set out on pages 60 to 87 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan.

Having considered, inter alia, the factors and reasons considered by and the opinion of Guotai Junan as stated in its aforementioned letter, we consider the terms of the Transfer Agreements to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the Transfers are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolution as set out in the Notice of EGM to be proposed at the EGM to be held on 28 November 2014 to approve the Transfer Agreements and the transactions contemplated thereunder.

Yours faithfully,
Li Zhensheng Qi Yudong Zhang Shouwen Yue Heng Zhang Lizi
Independent Directors

LETTER FROM GUOTAI JUNAN

The following is the text of the letter of advice from Guotai Junan Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the connected transaction regarding the Transactions under the Transfer Agreements, which has been prepared for the purpose of inclusion in this circular.

27/F, Low Block Grand Millennium Plaza 181 Queen’s Road Central Hong Kong

13 November 2014

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS
REGARDING THE ACQUISITIONS OF EQUITY INTERESTS
IN THE TARGET COMPANIES

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the acquisition by the Company of (i) 91.8% of the equity interest in Hainan Power, 75% of the equity interest in Wuhan Power, 53.45% of the equity interest in Suzhou Thermal Power, 97% of the equity interest in Dalongtan Hydropower and 100% of the equity interest in Hualiangting Hydropower from Huaneng Group; and (ii) acquisition of 60% of the equity interest in Chaohu Power, 100% of the equity interest in Ruijin Power, 100% of the equity interest in Anyuan Power, 100% of the equity interest in Jingmen Thermal Power and 100% of the equity interest in Yingcheng Thermal Power from HIPDC (collectively the “Transactions”) pursuant to the corresponding transfer agreements signed between the Company and its subsidiaries (collectively the “Group”), Huaneng Group and HIPDC, respectively (collectively the “Transfer Agreements”). Details of the Transfer Agreements and the Transactions contemplated thereunder are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 13 November 2014 (the “Circular”) of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board, the Company entered into Transfer Agreements and the Transactions contemplated with Huaneng Group and HIPDC on 13 October 2014. The Transfer Agreements set out, among others, the terms of the Transactions at an aggregate consideration of RMB9.3 billion. The consideration of the Transactions will be satisfied by the payment of cash from the internal resources of the Company.

As at the Latest Practicable Date, HIPDC, being the direct controlling shareholder of the Company, holds 36.05% of the total equity interests in the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 11.06%

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direct equity interests in the Company, a 3.36% indirect equity interests in the Company through China Hua Neng Group Hong Kong Limited (“Huaneng HK”) (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect equity interests in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group). As such, HIPDC is the direct controlling shareholder of the Company. In accordance with the Listing Rules, Huaneng Group, HIPDC and their associates are connected persons of the Company and the entering into of the Transfer Agreements and the Transactions contemplated thereunder constitute connected transactions of the Company.

In accordance with Rule 14A.81 of the Listing Rules, the considerations of the Transactions will be aggregated as if they were one transaction and the aggregated considerations will be RMB9.3 billion, which consists of (i) approximately RMB7.34 billion to Huaneng Group for Huaneng Group Interests Transfer Agreement; (ii) approximately RMB0.94 billion to HIPDC for HIPDC Interests Transfer Agreement; and (iii) approximately RMB1.00 billion to HIPDC for Chaohu Power Interests Transfer Agreement. Pursuant to Rule 14.07 of the Listing Rules, as the relevant applicable percentage ratio exceed 5% but are less than 25%, such transactions are therefore subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. As at the Latest Practicable Date, Huaneng Group and its associates (holding an aggregate of approximately 51.31% of the total issue shares of the Company) will abstain from voting at the EGM in the resolution with respect to the conduct of the connected transactions contemplated under the Transfer Agreements.

The Independent Board Committee comprising all of the five independent non-executive Directors, namely Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr.Yue Heng and Ms. Zhang Lizi, has been established to consider the terms of the Transactions and to make recommendation to the Independent Shareholders as regards voting. We, Guotai Junan Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group; fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Apart from normal professional fees for our services to the Company in connection with the engagement described above, no arrangement exists whereby we will receive any fees and benefits from the Group, Huaneng Group and HIPDC or, where applicable any of their respective associates. We are independent from and not connected with the Group, Huaneng Group and HIPDC or, where applicable any of their respective substantial shareholders, directors or chief executive, or any of their respective associates pursuant to Rule 13.84 of the Listing Rules, and are accordingly qualified to give independent advice to the Independent Board Committee and the Independent Shareholders regarding the Transactions.

BASIS AND ASSUMPTIONS OF OUR OPINION

In formulating our opinion, we have reviewed, among others, (i) the Transfer Agreements; (ii) the interim report of the Company for the six months period ended 30 June 2014 as published at 18 August 2014 (the “Interim Report 2014”); (iii) the annual report of the Company for the year ended 31 December

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2013 as published at 22 April 2014 (the “Annual Report 2013”); (iv) the annual report of the Company for the year ended 31 December 2012 as published at 22 April 2013 (the “Annual Report 2012”); and (v) the information prepared by the Company in relation to the Transactions.

We have relied on the statements, information, opinions and representations expressed to us by the Directors and the management of the Company. We have assumed that all such statements, information, opinions and representations expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the Latest Practicable Date. We have also assumed that all the opinions and representations have been reasonably made by the Directors and the management of the Company after due and careful enquiry. We have also sought and obtained confirmation from the Directors and the management of the Company that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information has been withheld, nor doubt the truthfulness or accuracy of the information provided. We have not, however, conducted any independent investigation into the business and affairs of the Group, nor have we carried out any independent verification of the information supplied.

Our opinion is necessarily based upon the market, economic and other conditions that is related to the Transactions as they existed and could be evaluated on, and the information publicly available to us as of the Latest Practicable Date. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the Independent Board Committee. It should be understood that subsequent developments or changes could occur that, if known at the time we rendered our opinion, could have affected or altered our opinion. We assume no responsibility or liability under such circumstances.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Transactions are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

Background of the Company, Huaneng Group and HIPDC

Overview of existing businesses

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power producers in China, as stated in the Letter from the Board, with a controlled capacity of 66,888 MW as at 30 September 2014.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power sources; the organization of the generation and sale of (thermal) power; and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC is a Sino-foreign equity joint venture approved by the State Council to develop, construct and operate power plants across the nation.

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Financial information of the Group

Set out below is a summary of the audited financial statements of the Group for the two years ended 31 December 2012 and 2013 extracted from the Annual Report 2012 and the Annual Report 2013; and the unaudited financial information of the Group (prepared in accordance with International Financial Reporting Standards (“IFRS”)) for the six months ended 30 June 2013 and 2014 extracted from the Interim Report 2013 and 2014.

	For the year ended 31 December		For the six months ended 30 June
	2012	2013	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
	(audited)	(audited)	(unaudited)	(unaudited)

Operating revenue	133,966,659	133,832,875	64,062,329	64,605,521
Profit from operations	16,956,940	24,111,039	12,315,318	14,417,919
Net profit	6,366,415	12,900,018	6,760,681	8,421,315

For the year ended 31 December 2012, the operating revenue of the Group amounted to RMB133.97 billion, representing an increase of 0.4% from RMB133.42 billion in the prior year. In accordance with the Annual Report 2012, the increase in operating revenue was mainly due to the increase in the operating revenue from the power plants in China upon the rise in the average electricity tariff rate during 2012. The profit from operations amounted to RMB16.96 billion, representing an increase of 93.8% from RMB8.75 billion in the prior year. According to the Annual Report 2012, the increase in profit from operations was mainly due to the reduced market price of coal in the PRC and effective cost controls of the Group. As a result of the foregoing, net profit of the Group amounted to RMB6.37 billion, representing an increase of 439.8% with RMB5.19 billion compared with RMB1.18 billion in the prior year.

For the year ended 31 December 2013, the operating revenue of the Group amounted to RMB133.83 billion, representing a decrease of 0.1% from RMB133.97 billion in the prior year. In accordance with the Annual Report 2013, the decrease in operating revenue was mainly due to the decrease in the operating revenue in Singapore as a result of the intensified competition in the power generation market in Singapore with growing of newly commissioned power plants, and partial offset by the increase in operating revenue from the PRC operations as a result of the Group business expansion during the year ended 31 December 2013. The profit from operations amounted to RMB24.11 billion, representing an increase of 42.2% from RMB16.96 billion in the prior year. According to the Annual Report 2013, the increase in profit from operations was mainly due to the reduced market price of coal in China and the decline in power generation in Singapore. As a result of the foregoing, net profit of the Group amounted to RMB12.90 billion, representing an increase of 102.5% with RMB6.53 billion compared with RMB6.37 billion in the prior year.

For the six months ended 30 June 2014, the operating revenue of the Group amounted to RMB64.61 billion, representing an increase of 0.9% from RMB64.06 billion for the corresponding period in prior year. In accordance with the Interim Report 2014, the increase in operating revenue was mainly due to the increase in operating revenue from the China operations as a result of the increase in the Group power generation during the six months ended 30 June 2014. The profit from operations amounted to RMB14.42 billion, representing an increase of 17.1% from RMB12.32 billion for the same period in the prior year.

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According to the Interim Report 2014, the increase in profit from operations was mainly due to the reduced market price of coal in China. As a result of the foregoing, net profit of the Group amounted to RMB8.42 billion, representing an increase of 24.6% with RMB1.66 billion compared with RMB6.76 billion for the same period in the prior year.

	As at 31 December		As at 30 June
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
	(audited)	(audited)	(unaudited)

Current assets	36,086,261	34,186,911	34,837,631
Current liabilities	93,594,320	98,978,845	102,319,640
Net current liabilities	(57,508,059)	(64,791,934)	(67,482,009)
Total assets	259,100,372	262,232,760	265,576,860
Total liabilities	193,140,030	187,039,786	186,883,252
Capital and reserves attributable to equity holders of the Company	56,130,134	62,450,665	64,368,873

As illustrated in the table above, the Group had recorded net current liabilities as at 31 December 2012 and 2013, and 30 June 2014. Based on the Interim Report 2014, the Group had short-term loans, short-term bonds and current portion of long-term loans and bonds of approximately RMB72.35 billion, representing approximately 70.7% of the current liabilities, as at 30 June 2014. Since a portion of the Group funding requirements for capital expenditures were partially satisfied by short-term financing, the Group had net current liabilities as at 30 June 2014. Taking into consideration of the expected operating cash flows of the Group and the undrawn available banking facilities, the Group are expected to refinance and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Group will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, the unaudited condensed consolidated interim financial information for the six months ended 30 June 2014 are prepared on a going concern basis.

The total assets had increased steadily over the year ended 31 December 2013 and the six months ended 30 June 2014, which was mainly attributable to the increase in capital expenditure of the Group on construction projects and investment in associates. As a result of the foregoing, the capital and reserves attributable to equity owners of the Company showed steady growth over the year ended 31 December 2013 and the six months ended 30 June 2014.

Overview of the overall power industry in China

According to the Interim Report 2014, for the first half of 2014, under the uncertainty in the global economy recovery and the significant downward pressure over the China economy, the Chinese government intensified efforts to support the real economy and launched a series of targeted “minimal stimulus” policies. Despite the steadily growing economy under the influence of the “minimal stimulus” policies, the nationwide power consumption will continue to grow at low or medium speed due to the adjustment of the State’s industrial structures, the efforts in air pollution prevention, energy saving and environmental protection, etc.

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Meanwhile, in order to promote the environmental protection and efficient use of energy, Chinese government implemented policies to encourage the development of renewable energy sources. Pursuant to the China 12th Five-Year Plan on energy development, it is expected to increase the proportion of renewable energy in the fuel consumption composition. And in January 2014, National Energy Administration (“國家能源局”) of China issued Guidance on Energy Work 2014 (“2014年能源工作指 導意見”) that instructed orderly development of various renewable power sources, including hydropower, wind power and solar power. Series of policies predict that China renewable energy industry will develop steadily.

In addition, pursuant to the announcement made by the Company dated 18 September 2014 in relation to the adjustment of on-grid coal-fired tariffs to further resolve the tariffs conflict in terms of environmental protection, the Company received the Notice from the National Development and Reform Commission regarding the adjustment of the on-grid coal-fired tariffs of the Company’s domestic power plants in relevant provinces ranging from RMB4 to RMB31.7 per MWh. The above mentioned tariff adjustments are applicable to the power enterprises in China and have been effective since 1 September 2014. Following the adjustment of the on-grid tariffs and based on the estimation of the weighted average electricity sold with the adjusted tariffs of the Company’s power plants, the average on-grid tariffs of the Company is expected to be reduced by RMB9.44/MWh.

We further refer to the forecast conducted by China Electricity Council (“中國電力企業聯合會”), China national electricity power consumption will increase by approximately 6% in 2014, which will be slightly lower than the growth rate in 2013 of 7.5%.

Regarding the composition of primary energy consumption in China, in accordance with the BP Statistical Review of World Energy 2014, coal represents the primary power source with approximately 67% of the China power consumption in 2013, while the renewable sources (including the hydropower) takes only around 9% of the total consumption.

Composition of primary energy consumption in China 2013

Source:BP Statistical Review of World Energy 2014

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In summary, as discussed in the previous paragraph, given the average on-grid tariffs of the Company is expected to encounter a slight decreasing trend, the demand for electricity in China is expected to grow steadily. The coal-fired electricity power generation is still the primary power source in the power industry. The power industry is expected to grow in a stable and sustainable manner with increasing proportion of electricity generated from renewable power sources.

THE TRANSACTIONS

Background of the Target Companies

Financial information of the Target Companies

Set out below is a summary of the audited financial statements of the Target Companies, based on the section headed “Summary of financial information of the Target Companies”, in this circular for the year ended 31 December 2013 and five months ended 31 May 2014 prepared under Accounting Standards for Business Enterprises (the “PRC GAAP”), differ in certain respects from that of IFRS). Major impact of adjustments for IFRS, on the net profit attributable to shareholders of the Company would be the accounting treatments of the depreciation and amortisation charges on the items on the financial statements of the Target Companies.

a) Comprehensive Income

For the year ended 31 December 2013

Target Companies	Hainan Power2	Wuhan Power1	Suzhou Thermal Power1	Dalongtan Hydropower1	Hualiangting Hydropower1	Chaohu Power1	Ruijin	Target Companies	Hainan Power2	Wuhan Power1
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Operating revenue	6,267,385	4,492,903	484,546	36,510	23,232	2,560,312	1,352,184	468,248	–	–
Net profits (losses)	828,850	788,747	47,807	41,305	(437)	237,233	84,306	(92,250)	–	–
Net profits (losses) less non-recurring gains / losses	914,625	799,504	47,303	41,223	(478)	275,846	97,084	(90,632)	–	–

For the five months ended 31 May 2014

Target Companies	Hainan Power2	Wuhan Power1	Suzhou Thermal Power1	Dalongtan Hydropower1	Hualiangting Hydropower1	Chaohu Power1	Ruijin	Target Companies	Hainan Power2	Wuhan Power1
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Operating revenue	2,729,465	1,756,223	202,032	14,484	6,376	982,999	536,846	76,176	–	–
Net profits (losses)	519,542	269,303	25,562	(8,953)	(30,094)	113,849	44,595	(47,521)	–	–
Net profits (losses) less non-recurring gains / losses	520,932	268,237	25,978	(8,953)	(31,658)	134,404	44,159	(44,101)	–	–

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b) Balance Sheet

As at 31 December 2013

Target Companies	Hainan Power2	Wuhan Power1	Suzhou Thermal Power1	Dalongtan Hydropower1	Hualiangting Hydropower1	Chaohu Power1	Ruijin	Target Companies	Hainan Power2	Wuhan Power1
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Total assets	9,391,758	5,398,955	704,224	337,299	78,090	3,111,665	2,409,471	1,806,520	1,370,660	722,003
Total liabilities	7,130,730	4,189,347	380,921	244,763	44,232	2,182,793	2,200,345	1,932,733	1,179,407	580,027
Net assets (liabilities)	2,261,028	1,209,608	323,303	92,536	33,858	928,872	209,126	(126,213	191,253	141,976

As at 31 May 2014

Target Companies	Hainan Power2	Wuhan Power1	Suzhou Thermal Power1	Dalongtan Hydropower1	Hualiangting Hydropower1	Chaohu Power1	Ruijin	Target Companies	Hainan Power2	Wuhan Power1
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)
Total assets	9,839,802	5,088,314	617,461	332,593	45,910	3,029,763	2,462,091	2,344,910	1,797,920	1,797,920
Total liabilities	7,059,232	3,609,403	268,595	249,010	42,147	1,987,041	2,208,371	2,444,445	1,410,397	1,410,397
Net assets (liabilities)	2,780,570	1,478,911	348,866	83,583	3,763	1,042,722	253,720	(99,535	387,523	387,523

Note:

1.	Extracted from financial statements audited by KPMG Huazhen (Special General Partnership) (prepared in accordance with the PRC GAAP).

2.	Extracted from financial statements audited by PricewaterhouseCoopers Zhong Tian LLP (prepared in accordance with the PRC GAAP).

Power generation capacity on equity basis of the Target Companies

Details of each of the power plant of Target Companies in operation and 3 power plants of the Target Companies under constructions as at the Latest Practicable Date are summarised in the following table:

Target Companies	Hainan Power	Wuhan Power	Suzhou Thermal Power	Dalongtan Hydropower	Hualiangting Hydropower	Chaohu Power	Ruijin Power	Anyuan Power (under construction)	Jingmen Thermal Power (under construction)	Yingcheng Thermal Power (under construction)
	MW	MW	MW	MW	MW	MW	MW	MW	MW	MW

Coal-fired	2,144	1,800	64	–	–	720	700	1,200	700	400
Hydro	73	–	–	29	40	–	–	–	–	–
Wind	45	–	–	–	–	–	–	–	–	–
Others	121	–	–	–	–	–	–	–	–	–
Total	2,383	1,800	64	29	40	720	700	1,200	700	400

LETTER FROM GUOTAI JUNAN

Further details of the Target Companies are set out in the section headed “E. Information regarding the Target Companies” in the Letter from the Board contained in the Circular.

Basis of consideration for the Transactions

As stated in the Letter from the Board contained in the Circular, the consideration of the Transactions shall be RMB9.3 billion which will be satisfied by the payment of cash from the internal resources of the Company on completion. The consideration of the Transactions has been determined on normal commercial terms and arrived after various rounds of arm’s length negotiations between the Company, Huaneng Group and HIPDC, respectively. In addition, the consideration of the Transactions takes into account, amongst other things, (i) analysis of the power generation industry in the PRC, including sector outlook, market dynamics and key players in each region; (ii) the production, operating and financial position of the underlying assets of the Target Companies as detailed in the section headed “Financial information of the Target Companies”; (iii) future planning for development; (iv) the strategic synergy with the Company of each of the target assets; (v) the appraised value of each of the target assets; (vi) both historical and recent trading multiples of public listed comparable market players including (a) 4 traditional major nationwide and (b) 9 regional integrated power generation companies listed in China stock exchange markets in the China power generation industry; and (vii) trading multiples of historical transactions since 2011 within the power generation industry, with selected basis after considering multiple factors such as nature and size of the transactions, percentage of the equity interest being acquired or disposed of, and the geographical regions of the businesses operations, etc.

For the detailed analysis of the basis of consideration, we will further elaborate in the sections headed “Reasons for and benefits of the Transactions” and “Analysis of the Transactions” in this letter.

In order to assess the fairness and reasonableness of the analyses for the consideration of the Transactions considered by the Company, we have discussed and reviewed the basis of analyses of other public listed comparable market players and historical transactions within the power generation industry with the management of the Company. The data are sourced from relevant stock exchange websites, Bloomberg and Wind. We are of the view that the data sources are appropriate for the analysis for the consideration of the Transactions.

Regarding the analysis of other public listed comparable market players, the selection basis would be mainly large scale companies with business presence all over China, which are more comparable with the Group and Target Companies as a whole. The relevant valuation level would be (i) the price to earnings ratio of the Transactions is lower than the average and the minimum price to earnings ratio of these 13 market players; (ii) the price to net asset value ratio of the Transactions is within the range but higher than the average of these 13 market players; and (iii) the market capitalization to generation capacity ratio of the Transactions is lower than the average and within the range of the 13 market players. We are of the view that the comparable companies selected are appropriate for the analysis for the consideration of the Transactions. We noted that the analysis considers trading multiples, including price to earnings ratio, price to net asset value ratio and market capitalisation to generation capacity ratio, of (i) 4 traditional major nationwide and (ii) 9 regional integrated power generation companies listed in China stock exchange markets in the China power generation industry.

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As noted in the analysis for the 4 traditional major nationwide and the 9 regional integrated power generation companies considered by the Company, (i) the price to earnings ratio of the Transactions is lower than the average and the minimum price to earnings ratio of these 13 market players; (ii) the price to net asset value ratio of the Transactions is within the range but higher than the average of these 13 market players, it is because of the relatively higher financial leverage of the Target Companies, as private companies, the Target Companies faced limited choices to finance its development and operation; and (iii) the market capitalisation to generation capacity ratio of the Transactions is lower than the average and within the range of the 13 market players.

Regarding the historical transactions within the power generation industry, we noted that the analysis considers trading multiples, including price to earnings and price to net asset value ratio, of acquisitions of comparable power plants by companies listed in the China stock exchange markets as announced in the past 3 years from 2011 with completed disclosure of transaction information. We are of the view that the comparable transactions selected are appropriate for the analysis for the consideration of the Transactions.

As noted in the analysis for domestic acquisitions of comparable power plants by the companies listed in the China stock exchange markets announced in the past 3 years from 2011 considered by the Company, (i) the price to earnings ratio of the Transactions is lower than the average and the minimum price to earnings ratio of the selected comparable acquisitions; and (ii) the price to net asset value ratio of the Transactions is higher than the average but is within the range of the selected comparable acquisitions. It is because as disclosed in the Letter from the Board, three of the Target Companies, namely Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power, are still under construction and as private companies, these three of the Target Companies faced limited choices to finance the construction. Thus, it led to a relatively higher financial leverage of the Target Companies.

Taking into account the above results of the analyses considered by the Company, we are of the view that the analysis for the consideration of the Transactions to be fair and reasonable.

Settlement method

Pursuant to Transfer Agreements, the consideration for the Transactions amounts to RMB9.276 billion and shall be satisfied by internal cash in the following manner:

(a)         50% of the consideration, being RMB4.638 billion shall be paid by the Company to Huaneng Group and HIPDC with 5 business days after the date of completion of the Transactions;

(b)         20% of the consideration, being RMB1.855 billion shall be paid by the Company to Huaneng Group and HIPDC within 3 months after the date of completion of the Transactions;

(c)         30% of the consideration, being RMB2.783 billion shall be paid by the Company to Huaneng Group and HIPDC within 6 months after the date of completion of the Transactions;

In order to assess whether the Company has sufficient cash flow to settle the consideration of the Transactions within 6 months after the date of completion of the Transactions, we have taken into consideration of the liquidity of the Company and made reference to the cash and cash equivalents as at 30 June 2014 set out in the Interim Report 2014. We noted that the balance of cash and cash equivalents as

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at 30 June 2014 was approximately RMB11.66 billion which had an increase of approximately RMB2.32 billion as compared with its balance as at 1 January 2014. Based on the current available information disclosed in the Interim Report 2014 and as advised by the Company that it has sufficient cash flow to settle the consideration of the Transactions within 6 months after the date of completion of the Transactions.

Conditions precedent and terms of the Transfer Agreements

As stated in the Letter from the Board contained in the Circular, completion upon satisfaction of certain conditions precedent on or before 1 January 2015 or a later date as agreed between parties, inter alia, the passing of an ordinary resolution by the Independent Shareholders approving the discloseable and connected transactions contemplated under the Transfer Agreements.

Among other things, as disclosed in the Letter from the Board, pursuant to Huaneng Group Interests Transfer Agreement and Chaohu Power Interests Transfer Agreement, and in accordance with PRC Company Law and the relevant articles of association, if a shareholder of a limited liability company (in this case, Huaneng Group and HIPDC, respectively) intends to transfer its equity interests to a party who is not an existing shareholder (in this case, the Company), it shall inform the other shareholder(s) of the proposed equity transfer in writing and seek their consent to the transfer. The Huaneng Group Interests Transfer Agreement and Chaohu Power Interests Transfer Agreement provide that, among other things, the obtaining of material third party consents is required for relevant Transfers and serves as a condition precedent to completion. As at the Latest Practicable Date, as disclosed in the Letter from the Board, consents to the equity transfer of the relevant Target Companies from minority shareholder(s) of each of Wuhan Power, Suzhou Thermal Power, Dalongtan Hydropower and Chaohu Power have been obtained.

In particular, we would like to highlight that Huaneng Group would promptly and fully indemnify the Company for the losses it incurs in accordance with the Transfer Agreements after Hainan Power pays the damages or costs as required caused by as at the Latest Practicable Date, several litigations or arbitrations ongoing or pending by or against Hainan Power, details of which are set out in the section headed “E. Information regarding the Target Companies – 1. Hainan Power” of the Letter from the Board.

As stated in the Letter from the Board, the Transfer Agreement provides that if provision for the loss in relation to the lawsuits (“Provisioned Amount”) has been made in the accounts of Hainan Power, payment shall be made by Huaneng Group when the actual compensation or payment amount (“Actual Compensation Amount”) made by Hainan Power exceeds the Provisioned Amount, and when calculating the loss incurred by the Company as a result of such lawsuits, it shall be equal to the formula (Actual Compensation Amount - Provision Amount). If the Actual Compensation Amount payable by Hainan Power is less than the Provisioned Amount, the Company shall pay the relevant difference to Huaneng Group, such difference shall be equal to the formula (Provisioned Amount – Actual Compensation Amount) × 91.8% (i.e. the shareholding ratio of Huaneng Group in Hainan Power).

Besides, in respect of the potential penalty in relation to relevant environmental authority caused by Hainan Power, Huaneng Group also warranted with the Company that Hainan Power is not in breach of the applicable law, rule or regulation (including environmental laws) in material aspects nor has it received any notice or claims (which has a significant adverse effect on Hainan Power) of its breach of the relevant law,

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rule or regulation. In the event of breach of the above warranty, the Company shall be entitled to serve notice on Huaneng Group pursuant to the agreement for compensation of any loss and expenses the Company may incur as a result.

Both Huaneng Group and HIPDC warrant that the ownerships of the Target Companies owned by them respectively are clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownerships thereof, and that such ownerships are not the subject of any dispute, litigation, arbitration or other legal proceedings. Both Huaneng Group and HIPDC undertake the Company to obtain all relevant title certificates that currently outstanding or have not obtained or renewed or re-registered (including but not limited to State-owned Land and Building Ownership Certificates, State- owned Land Use Rights Certificates, Business Licenses, and other certificates that the Target Companies may require for conducting its principal business activities) in order to enable the respective Target Companies to operate and generate income without any legal impediment. Any losses caused by the aforesaid legal impediment would be promptly and fully indemnified by Huaneng Group or HIPDC in respect of the relevant Target Company held by them before the Transactions.

In addition, we have made reference to the legal opinion given by the Company’s PRC legal advisers, Haiwen & Partners concerning the validity of the property interests held by the Target Companies in the PRC, it stated that given the current status of property interests held by the Target Companies, the property ownership defects mentioned in the section headed “E. Information regarding the Target Companies” will not cause material adverse effect to the Transfer and the normal operation of business of each of the respective Target Companies after the Transfer.

Based on the above mentioned compensation mechanisms for the Transactions, in particular, inside the compensation mechanism for Hainan Power Interest, we noted that in the case of the Provisioned Amount is underprovided, Huaneng Group shall pay for the entire sum of the loss incurred by the Company whilst in the case of the Provisioned Amount is over-provided, the Company shall pay the difference times 91.8% which is equal to Hainan Power Interests beneficial to the Group, and after discussion with the Company’s PRC legal advisers, Haiwen & Partners, we are of the view that the above compensation mechanisms are appropriate.

We have relied to a considerable extent on the information provided by the Group and the PRC legal opinion provided by the PRC legal adviser, Haiwen & Partners, on the PRC Law regarding the property interests located in the PRC. However, due to the current registration system of the PRC, no investigation has been made for the legal title or any liabilities attached to the property interests held by the Target Companies in the PRC. We have also not scrutinized the relevant original documents to verify the content of the legal opinion supplied to us.

We have reviewed and discussed the legal opinion with Haiwen & Partners, we have also performed all steps as required under Rule 13.80 of the Listing Rules (including the notes thereto) in relation to the legal opinion given by Haiwen & Partners. Save as disclosed in the Letter from the Board and Appendix I of the Circular, no other material legal issue of Target Companies was noted.

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Reasons for and benefits of the Transactions

As stated in the Letter from the Board contained in the Circular, the Transactions represent a real action to put into practice Huaneng Group’s undertaking to use the Company as the only platform for the ultimate integration of its conventional energy business operations and will enable the Company to optimise its generation assets structure. The Transactions are extension of the Company’s strategy of laying equal stress on development and acquisition.

Perfection of undertaking for avoidance of business competition provided by Huaneng Group

We have made reference to the announcement made by the Company dated 28 June 2014 in relation to the undertaking previously provided by Huaneng Group in favour of the Company on 17 September 2010 and its further clarification (collectively, the “Non-compete Undertaking”) in support of the sustainable and stable development of the Company. Huaneng Group also undertakes that, among other things, it will, by the end of 2016, inject into the Company such assets of which the profitability should has been improved and meet with the requirements for injecting into a listed company (such as those assets with clear titles, the injection of which should not reduce the earnings per share of the Company, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state- owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets). It further disclosed that the Company shall have a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects as engaged in the conventional energy business of Huaneng Group located in Shandong Province and with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions.

As stated in the Letter from the Board, in conjunction with the actual market situation, the Target Companies are shortlisted after careful scrutiny and evaluation by the Company. Based on the reasons set out below, Huaneng Group/HIPDC and the Company believed that the Transactions in whole meet with the criteria for injecting into the Company under, and are consistent with the terms of, the Non-compete Undertaking. Detailed reasons are as follows:

1)         The Target Companies are located in Eastern China, Southern China and Central China, with promising prospects for development. The Transactions will further consolidate the Company as the sole platform for integrating the conventional energy business of Huaneng Group.

            2)          Each of Huaneng Group and HIPDC has, among other things, (i) warranted to the Company that the ownerships of the Target Companies owned by them respectively is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstances that would prevent the transfer of ownership thereof; (ii) covenanted with the Company that any losses caused by any fine from competent authorities regarding the lands and properties of which the ownership certificates had not been obtained would be promptly compensated in full by Huaneng Group or, as the case may be, HIPDC in respect of the relevant Target Company held by them.

3)          The indemnity and compensation mechanism offered by Huaneng Group and HIPDC also function as a warranty for the title defects, dispute, litigation, arbitration ongoing or pending of the Target Companies.

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4)          Given that the Transactions do not involve any issuance of the Shares and that the Target Companies as a whole have positive income flow, hence, and the earnings per share of the Company following completion of the Transactions will not be diluted.

5)          Asset-based approach has been adopted for evaluating all the Target Companies (except Chaohu Power) which reflects the prudent consideration of the parties on pricing and a positive effect on preservation of and value appreciation of state-owned assets.

We noted from the Letter from the Board and the section headed “Background of the Target Companies”, that two of the Target Companies (Jingmen Thermal Power and Yingcheng Thermal Power) were yet to generate revenue and three of the Target Companies (Dalongtan Hydropower, Hualingting Hydropower and Anyuan Power) were loss making for the five months ended 31 May 2014. As stated in the Letter from the Board, given that (i) Jingmen Thermal Power and Ying Cheng Thermal Power are under construction; and (ii) Anyuan Power is under transformation construction in response to the policy of closing smaller generation units and replaced with bigger and efficient ones, the Company expects that Jingmen Thermal Power and Yingcheng Thermal Power will bring forward a positive cash inflow following their commencement of operation in or about 2015, and Anyuan Power will bring forward a positive cash inflow following the commencement of operation of the generation units in or about February and April 2015.

In addition, the Company believed that the operation of Hualingting Hydropower and Dalongtan Hydropower is largely driven and affected by the changes in climate. The Company expects that they would contribute positively in the revenue base and operational capacity by leveraging on the expertise management and operation of the Company in power generation industry and the strong capital strength following completion of the Transactions. Furthermore, we have discussed with Haiwen & Partners, Haiwen & Partners is of the view that the Transactions contemplated under the Transfer Agreements are consistent with the terms of the Non-compete Undertaking in all material respects. After considering the above factors, we are of the view that the Transactions in whole contemplated under the Transfer Agreements is consistent with the Non-compete Undertaking.

We evaluate the Transactions from the Independent Shareholders’ point of view that they could only vote for or against the Transactions as a whole. Taking into accounts of the aforesaid basis considered by the Company, we are of the view that the Transactions contemplated under the Transfer Agreement is beneficial to the Group and Independent Shareholders as a whole with the avoidance of direct business competition between the Group and Huaneng Group.

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Maintain the leading position in the power industry in China through increasing operational capacity with expansion potential

According to the Annual Report 2013, as at 31 December 2013, the Group is one of China’s largest listed power producers. As stated in the Letter from the Board contained in the Circular, the Transactions realise the commitment of Huaneng Group to the Company as the only platform of the integration of Huaneng Group’s conventional energy business. The Board believes that the Company is benefited from the Transactions by optimising its existing structure of power generation assets. The Transactions lead to a continuation of implementing the Company’s mixed strategy of development and acquisition of power plants.

Based on the Letter from the Board, the Group is with controlled generation capacity of 66,888 MW as of 30 September 2014. Upon completion, the total controlled capacity will increase to approximately 74,000 MW, representing an increase of approximately 10.6%, both the operation and geographical scale of the Group are expected to expand as well as its profitability.

Further, the Transactions represent expansion potential to the Company. Currently, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power have power plants with total power generation capacity under construction of approximately 2,300 MW. Including these capacities under construction, the Company’s controlled generation capacity will further increase to approximately 76,000 MW, with approximately 3.1% further increase.

Upon completion, the Target Companies will be consolidated in the consolidated statements of the Company. Based on the audited financial information of the Target Companies as at 31 May 2014, the total net assets of the Target Companies was approximately RMB6.5 billion.

In the long run, the Transactions will enable the Group to further consolidate its leading position as one of the largest independent power companies in China and strengthen the Group’s competitive advantage in China’s power industry.

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ANALYSIS OF THE TRANSACTIONS

Valuation of the Target Companies

As set out in the section headed “Assets valuation of the Target Companies” in the Letter from the Board contained in the Circular, the PRC independent valuers have conducted assets appraisal for Target Companies as at the valuation date, i.e. 31 May 2014, with the valuation results set out as follows:

	Net assets
Target Companies	Book value	Appraised value	Change in valuation	Appraised value of attributable equity interests
	RMB’000	RMB’000	RMB’000	RMB’000

Hainan Power	2,780,568	4,625,007	66.33%	4,245,756
Wuhan Power	1,478,911	3,610,836	144.16%	2,708,127
Suzhou Thermal Power	348,866	496,672	42.37%	265,471
Dalongtan Hydropower	82,005	182,327	122.34%	176,857
Hualiangting Hydropower	3,749	33,621	796.80%	33,621
Chaohu Power	1,042,721	1,663,223	59.51%	997,934
Ruijin Power	253,720	340,553	34.22%	340,553
Anyuan Power	(99,534)	(92,184)	7.38%	(92,184)
Jingmen Thermal Power	387,524	389,028	0.39%	389,028
Yingcheng Thermal Power	206,207	210,664	2.16%	210,664

Total	6,484,737	11,459,747	76.72%	9,275,828

As noted from the Letter from the Board, the PRC independent valuers have mainly adopted the asset-based approach in arriving the fair value of the attributable equity interest of Target Companies and such valuation approach provides indication of the value of Target Companies based on the balance sheet as of the base date of valuation of the companies under appraisal. All of the assets are identified and listed on the balance sheet, and all of the liabilities are brought to current value as of the valuation date. The difference between the market value of the assets and the market value of the liabilities is an indication of the value of the attributable equity interest under the asset-based approach.

Furthermore, as disclosed in the Letter from the Board, as at 31 May 2014, the aggregate book value of the properties owned by the Target Companies was less than 20% of the total asset of the Target Companies. In order to provide Shareholders with more information regarding the properties owned by the Target Companies, the Company also engaged an independent property valuer, AVISTA Valuation Advisory Limited (“AVISTA”) to carry out the valuation of the property interest held by the Target Companies as at 31 August 2014, with the methodology of (i) market approach for the property interests of the Target Companies with comparable sales transactions as available in the relevant market; and (ii) depreciated replacement cost for the property interests of the Target Companies with no market sales comparables readily available. As referred to the valuation report by AVISTA (the “AVISTA Report”) as set out in the

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Appendix I to the Circular, we have discussed with AVISTA and reviewed the AVISTA Report for the valuation methodology and the underlying assumptions. According to the AVISTA Report, the total market value of the property interests held by the Target Companies in proportion to the Target Interests to which the Company shall be entitled upon completion of the Transactions is approximately RMB2.66 billion whereas AVISTA assigned no commercial value to the properties interests held by the Target Companies due to several reasons including (i) lack of title certificates; (ii) the nature of the allocated land; (iii) no permissions regarding the constructions in progress have been obtained; (iv) the properties are under application of the re-registration process; and (v) no commercial value is attributed to the ancillary structures of the properties. In considering the findings as disclosed above, we refer to the legal opinion given by Haiwen & Partners concerning the validity of the property interests held by the Target Companies in the PRC, and it stated that the current status of property interests held by the Target Companies does not obstruct and affect them to conduct normal business activities upon completion.

As noted from the Letter from the Board, the consideration of the Transactions, amounted to approximately RMB9.3 billion, is comparable with the total appraised value of the equity interest of Target Companies as set out above.

Valuation of Chaohu Power under income approach

The Company engaged Beijing Sinotop Appraisal Co., Ltd. (“Beijing Sinotop”), which is qualified to practise securities and futures related businesses, to assist the Company in the asset valuation of the Chaohu Power (the “Chaohu Power Valuation”). As referred to in Asset Valuation Report Zhong Feng Ping Bao Zi (2014) No. 034-1 issued by Beijing Sinotop (the “Chaohu Power Valuation Report”) as set out in the Appendix II(vi) to the Circular, the appraised value of assets of Chaohu Power as of the Base Date on 31 May 2014 is approximately RMB1,663.2 million.

Selection of Chaohu Power Valuation methodology

We have also discussed with the Beijing Sinotop the valuation methodology for the Chaohu Power Valuation and are given to understand that three generally accepted valuation approaches, namely asset-based approach, market approach and income approach, are considered for Chaohu Power Valuation. As disclosed in the Letter from the Board, through analysis and comparison by Beijing Sinotop and the fact that as at the Base Date, Chaohu Power generating units have a relatively higher income level as these generating units have large generation capacity, are of high efficiency and the technical and economic indicators of which are at a relatively advanced level. In addition, taking into account that recent transactions in the capital market with similar generation units, the revenue contribution and the relative competitiveness of these generation units in the Anhui region, Beijing Sinotop has finally selected the results of the income approach which is considered to be more appropriate to reflect Chaohu Power Valuation as at the Base Date. As a result, with the competitive advantage in operation and technique of Chaohu Power, discounted cash flow method of the income approach was used for Chaohu Power Valuation, and we concur with Beijing Sinotop that this method is appropriate.

Discounted cash flow method of the income approach explicitly recognises that the current value of Chaohu Power is premised upon the expected receipt of future economic benefits from income of power generation (mainly depending on the national average utilisation hours of coal-fire power generating equipment, weighted house consumption rate and on-grid tariff), net of operating costs (including fuel cost,

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material cost, employees’ salaries and repair and maintenance cost). Chaohu Power Valuation is developed by discounting the estimated free enterprise cash flow1 during the estimation period to the present value at a rate that reflects both the current cost of the equity capital and the interest-bearing debts. Based on Chaohu Power Valuation Report, the weighted average cost of capital (“WACC”) was calculated as the discount rate.

To develop the free enterprise cash flow for Chaohu Power Valuation, Beijing Sinotop and the management of the Company developed the Profit Forecast of Chaohu Power. The letter from KPMG for purpose of Rule 14.62(2) of the Hong Kong Listing Rules on the Profit Forecast of Chaohu Power is set out in Appendix III to the Circular. The letter from the Financial Adviser for purpose of Rule 14.62(3) of the Hong Kong Listing Rules on the Profit Forecast of Chaohu Power is set out in Appendix IV to the Circular.

Discount rate – WACC

Based on Chaohu Power Valuation Report, WACC was calculated through taking into account of both the cost of equity capital and the cost of interest-bearing debts.

The cost of equity capital was calculated by using capital asset pricing model (“CAPM”). We have reviewed and discussed with Beijing Sinotop the determination of the risk-free return, the calculation of the risk compensation required by investors due to investing in China capital market with higher risk, calculation of the correlation of sample listed companies stock and the market, and the sample listed companies selected in measuring the enterprise-specific risk of Chaohu Power. No unusual variables were noted for the CAPM calculation.

For the cost of interest-bearing debts, we have reviewed and discussed with Beijing Sinotop for basis and no unusual variables were noted.

In conclusion, Beijing Sinotop identified the variables for both the calculation of cost of equity capital and the cost of interest-bearing debts on a best effort and unbiased selection basis based on the best knowledge of Beijing Sinotop. We consider that WACC is the appropriate discount rate and it is fair and reasonable.

Conclusion

We noted that KPMG, the auditors of the Company, has reported on the calculations of the discounted free enterprise cash flow contained in Chaohu Power Valuation Report and are of the view that the discounted free enterprise cash flow, so far as the calculations are concerned, has been properly compiled in all material respects in accordance with the bases and assumptions made by the Directors. The Company has also engaged the Financial Adviser to review the procedures undertaken by the Directors in preparing the forecast underlying the valuation prepared by Beijing Sinotop of the profit forecast of Chaohu Power. As the result, the Directors confirm that the discounted free enterprise cash flow has been made after due and careful enquiry. Details of the Report from KPMG on the Profit Forecast of Chaohu Power and the Letter from the Financial Adviser on the Profit Forecast of Chaohu Power are set out in Appendix III and IV to the Circular, respectively. We have also reviewed the major assumptions used in the Chaohu Power Valuation and consider the assumptions are fair and reasonable. We have reviewed the engagement letter of

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Beijing Sinotop and have assessed the experience and the qualification of Beijing Sinotop. In view of the qualification and experience of the Beijing Sinotop, we consider the engagement of the Beijing Sinotop is acceptable.

Note:

1.           Based on Chaohu Power Valuation Report, free enterprise cash flow refer to net profit after tax, before finance expenses (net of tax), depreciation and amortisation, and net of capital expenditures and changes in working capital.

Analysis of Comparable Companies

As Target Companies generate revenue from power generation operation from the generation capacity from both coal-fired plants and renewable power sources in China, in assessing whether the terms of the Transactions are fair and reasonable, we have analysed the trading multiples of the comparable companies (the “Comparable Companies”), which are (i) currently listed on the Stock Exchange; and (ii) primarily engaged in operation of power plants in China with majority of generation capacity from coal-fired plants. The Comparable Companies have been selected exhaustively based on the criteria set out above with reasonably sufficient samples for comparison purpose and which have been identified, to the best of our efforts, in our research through public sources.

Comparable Companies have similar business scope to that of Target Companies and they are considered to be operating in a similar industry environment in China. One should recognise that due to the unique business strategy and position of each company, it is not practical to identify a company with the same proportion of power generation capacity from different sources of power.

Accordingly, the following table shows the relevant ratios calculated based on the respective share prices of the Comparable Companies as at the Latest Practicable Date and their latest published financial statements for the latest full financial year. Although the analysis of Comparable Companies can reflect current market conditions in the industry and provide a guideline for valuation, it does not include differences in accounting policies and standards as well as differences in local regulations, operating environment, business model, taxation and other unique characteristics of different companies.

As disclosed in the latest published financial statements for the latest full financial year for the Comparable Companies, of which the operations of these companies are similar to the Target Companies, the revenue of the Comparable Companies is substantially generated from the sale of electricity and maintained operation in China. Hence, both Target Companies and Comparable Companies are carrying out electricity generation operation under common legal and taxation system with comparable operating environment in China.

Furthermore, given Target Companies and Comparable Companies operated power plants throughout various provinces in China, the common diversified feature of Target Companies and Comparable Companies in geographical locations also minimises the general effect of the difference in the local regulations and enhances our comparison.

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In addition, the financial statements for the latest full financial year for the Comparable Companies have been prepared in accordance with either IFRSs or Hong Kong Financial Reporting Standards (“HKFRSs”).

In the recent years, certain improvements and amendments in the PRC GAAP facilitate the ongoing convergence with the IFRS. As disclosed in this letter, the financial information of the Target Companies was prepared under the PRC GAAP. Although the PRC GAAP differs in certain respects from that of the IFRS, as disclosed in the Letter from the Board, the major impact on the net profit attributable to shareholders of the Company would be the accounting treatments of the depreciation and amortisation charges on the items on the financial statements of the Target Companies. As the result, the effect is limited and has no significant impact to our analysis.

In conclusion, given the comparable business operation in electricity generation is under similar legal and taxation system in China with financial information under reporting standards progressively converging with the IFRS, although no adjustment has been made in respect of the above differences, we believe the following analysis on Comparable Companies still provides a meaningful benchmark to assess the valuation of the Transactions.

	Historical price to earnings1	Price to net asset value2	Percentage of controlled generation capacity by Coal	Percentage of controlled generation capacity by renewable power
	(Times)	(Times)

The Group	9.56	1.60	90.7%	9.3%
Datang International Power Generation Co., Ltd.	12.68	1.01	79.7%	16.5%
China Power International Development Limited	7.33	0.91	83.3%	16.7%
Huadian Power International Corporation Limited	9.12	1.62	91.2%	8.8%
China Resources Power Holdings Company Limited	9.28	1.57	N/A	N/A
China Longyuan Power Group Corporation Ltd.	25.62	1.70	13.3%	85.6%
Huadian Fuxin Energy Corporation Ltd.	18.45	2.42	36.9%	61.3%
Maximum	25.62	2.42
Average	13.15	1.55
Average excluding outliers3	11.82	1.50
Median	9.56	1.60
Minimum	7.33	0.91
Transactions	5.98	1.75	96.5%	2.1%

Source:             latest financial statement for the latest full financial year of each Comparable Companies from the website of the Stock Exchange

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Note:

1.
The historical price to earnings ratio refers to a comparison of the market value on the Latest Practicable Date (using the respective share prices in the case of the Comparable Companies) with the respective attributable net profit to the equity holders of the latest full financial year as per the published financial statements.

2.
The price to net asset value ratio refers to a comparison of the market value on the Latest Practicable Date (using the respective share prices in the case of the Comparable Companies) with the attributable net asset to the equity holders as per publicly as per the latest published full year financial statements.

3.	Averages excluding outliners for each of the data are calculated with excluding the minimum and maximum figures for each data.

4.
The price to earnings ratio for the Transactions refers to a comparison of the total consideration paid with the attributable net profit of the latest full financial year as per publicly filed information of the Transactions available on the Latest Practicable Date.

5.
The price to net asset value ratio for the Transactions refers to a comparison of the consideration paid in the Transactions with the attributable net asset on an equity basis as per publicly filed information of the Transactions available on the Latest Practicable Date.

6.
Controlled capacity is not available per the latest annual report of China Resources Power Holdings Company Limited, base on the disclosure in the latest annual report, it maintained nearly 90% of the attributable generation capacity from coal-fired power plants.

A. Price to earnings

The historical average price to earnings ratio of the Group and Comparable Companies is approximately 13.15 times, with a range of approximately 7.33 times to 25.62 times. The price to earnings ratio of Transactions is lower than the average and the minimum price to earnings ratio of the Group and the Comparable Companies.

B. Price to net asset value

The average price to net asset value ratio of the Group and Comparable Companies is approximately 1.55 times, with a range of approximately 0.91 times to 2.42 times.

The price to net asset value ratio of Transactions is slightly higher than the average of the Group and the Comparable Transactions. However, when we compare with the Comparable Companies with coal-fired power representing around or over 90% of controlled generation capacity by coal as their primary power sources such as the Group, Huadian Power International Corporation Limited (“Huadian Power”) and China Resources Power Holdings Company Limited (“China Resources Power”), we noted that they show relatively higher price to net asset value ratios among the Comparable Companies. Comparing with the renewable power generation in China, the development in coal-fired power generation is more mature with long track record. The coal-fired power generation unit shows a more efficient asset utilisation, this leads to a relatively lower asset investment for coal-fired power generation. As a result, this contributes to lower net asset values of these three companies, and further, higher price to net asset value ratios of them.

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Furthermore, as disclosed in the Letter from the Board, three of the Target Companies, namely Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power, are still under construction. There is expansion potential in the net asset value of Target Companies and once the above-mentioned three Target Companies commenced in operation, this would eventually lower the price to net asset value ratio of the Target Companies.

Analysis of Comparable Transactions

In assessing whether the terms of the Transactions are fair and reasonable, we have also analysed certain comparable transactions (the “Comparable Transactions”) that have been disclosed in the public domain. In identifying the Comparable Transactions, the selection criteria are based on transactions that (i) are transactions, including acquisitions investments and disposals of comparable projects or companies in China by companies listed in the Stock Exchange; and (ii) are announced from 1st January 2012, up to and including the Latest Practicable Date. The Comparable Transactions have been selected exhaustively based on the criteria set out above with reasonably sufficient samples for comparison purpose and which have been identified, to the best of our efforts, in our research through public sources.

In our assessment, we do not take into account any impact of liquidity discount for the acquisitions and investments of unlisted entities as there would not be a reasonable basis to such liquidity discount, if any.

Announcement Date	Target	Primary Fuel	Purchaser/vendor1	Generation capacity on equity basis	Net asset value2 to MW3	Price to earnings4	Price to net asset value5	Price to MW6
				(MW)	(RMB million)	(Times)	(Times)	(RMB million)
Acquisitions or investments
16-Jun-14	Guangdong Datang International Leizhou Power Generation Co., Ltd.	Coal	Datang International Power Generation Co., Ltd.,	680	N/A7	N/A8	N/A7	1.0
25-Apr-14	Fu’an Jiulong Hydropower Development Co., Ltd.	Hydro	Haitian Hydropower International Limited	5	1.6	72.20	5.69	8.9
17-Apr-14	Jiangxi Datang International Fuzhou Power Generation Co., Ltd.	Coal	Datang International Power Generation Co., Ltd.,	1,020	0.3	N/A8	2.65	0.9
18-Mar-14	Hebei Hongsong Wind Power Co., Ltd.	Wind	China Ruifeng Renewable Energy Holdings Limited	223	1.2	17.29	1.16	1.4
1-Nov-13	Guodian Shandong Linqu Wind Power Co., Ltd.	Wind	China Longyuan Power Group Corporation Limited	24	N/A7	N/A8	N/A7	1.8

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Announcement Date	Target	Primary Fuel	Purchaser/vendor1	Generation capacity on equity basis		Net asset value2 to MW3		Price to earnings4		Price to net asset value5		Price to MW6
				(MW)		(RMB million)		(Times)		(Times)		(RMB million)
1-Nov-13	Guodian Shandong Jinan Wind Power Co., Ltd.	Wind	China Longyuan Power Group Corporation Limited	25		N/A	7	N/A	8	N/A	7	1.7
1-Nov-13	Guodian Shandong Sishui Wind Power Co., Ltd.	Wind	China Longyuan Power Group Corporation Limited	24		N/A	7	N/A	8	N/A	7	1.7
1-Nov-13	Guodian Duyun Wind Power Co., Ltd.	Wind	China Longyuan Power Group Corporation Limited	25		N/A	7	N/A	8	N/A	7	1.7
14-Oct-13	Wuhu Electric Power Generating Company Limited	Coal	China Power International Development Limited	1,320		0.6		8.21		1.92		1.1
10-May-13	Elite Wing Limited	Wind	China Resources Power Holdings Company Limited	1,612		2.0		48.5		1.06		2.1
24-Apr-13	Ningde Xingyuan Hydropower Co., Ltd.	Hydro	Haitian Hydropower International Limited	3		0.6		73.10		12.10		7.8
11-Apr-13	Fujian Kemen Power Stage II Generation Co., Ltd.	Coal	Huadian Fuxin Energy Corporation Limited	1,200		0.2		7.85		1.58		0.3
28-Mar-13	Yingjian Huimin Hydropower Company	Hydro	China Power New Energy Development Company Limited	N/A	9	N/A	9	91.87		4.40		N/A	9
28-Mar-13	Yingjiang Hongfu Industrial Company Limited	Hydro	China Power New Energy Development Company Limited	N/A	9	N/A	9	49.74		2.44		N/A	9
11-Dec-12	Datang Huayin Electric Power Co., Ltd.	Coal	Datang International Power Generation Co., Ltd.,	468		N/A	7	N/A	8	N/A	7	0.8
13-Nov-12	Sichuan Dachuan Power Co., Ltd.	Hydro	Beijing Jingneng Clean Energy Co., Limited	122		2.3		24.82		4.50		10.5
13-Nov-12	Sichuan Zhongneng Power Co., Ltd.	Hydro	Beijing Jingneng Clean Energy Co., Limited	60		2.6		14.67		3.59		9.3

LETTER FROM GUOTAI JUNAN

Announcement Date	Target	Primary Fuel	Purchaser/vendor1	Generation capacity on equity basis		Net asset value2 to MW3		Price to earnings4		Price to net asset value5		Price to MW6
				(MW)		(RMB million)		(Times)		(Times)		(RMB million)

28-Sep-12	Yunnan Huadian Nujiang Hydropower Development Co., Ltd.	Wind	Huadian Fuxin Energy Corporation Limited	395		0.02		N/A	8	1.00		0.02
23-Apr-12	Datang Tibet Bodui Hydropower Development Company Limited	Hydro	Datang International Power Generation Co., Ltd.,	2		N/A	7	N/A	8	N/A	7	49.8
29-Mar-12	Zhejiang Datang International Shaoxing Jiangbin Thermal Power Company	Gas	Datang International Power Generation Co., Ltd.,	814		N/A	7	N/A	8	N/A	7	0.7
Disposal
2-Apr-14	CSEC Guohua International Power Company Limited	Coal	CLP Holdings Limited	1,333		2.2		19.57		0.7		1.6
2-Apr-14	CLP Guohua Shenmu Power Company Limited	Coal	CLP Holdings Limited	108		1.3		54.42		1.17		1.5
3-Dec-13	Zhouning County Qianyuan Hydropower Development Co., Ltd	Hydro	Haitian Hydropower International Limited	2		4.0		18.72		1.79		7.2
26-Jul-13	Heimifeng Pumped Storage Power Plant	Hydro	China Power International Development Limited	N/A	9	N/A	9	N/A	11	1.00		N/A	9
Maximum						4.0		91.87		12.10		49.8
Average						1.5		38.54		2.92		5.3
Average excluding outliers10						1.4		36.48		2.43		3.3
Median						1.3		24.82		1.86		1.7
Minimum						0.02		7.85		0.70		0.02
Transactions						0.7		5.98		1.75		1.2

Source:              announcement of each Comparable Transaction from the website of Stock Exchange

LETTER FROM GUOTAI JUNAN

Notes:

1.	Purchaser/vendor refers to the respective listed company and/or its subsidiaries.

2.	Net book value refers to the attributable net asset on an equity basis as per publicly filed information of the Comparable Transactions available on the Latest Practicable Date.

3.	MW refers to the generation capacity on an equity basis as per publicly filed information of the Comparable Transactions available on the Latest Practicable Date.

4.
The price to earnings ratio refers to a comparison of the total consideration paid in the acquisition with the attributable net profit of the latest full financial year of the target power plant(s) as per publicly filed information of the Comparable Transactions available on the Latest Practicable Date.

5.
The price to net asset value ratio refers to a comparison of the consideration paid in the Comparable Transactions with the attributable net asset on an equity basis as per publicly filed information of the Comparable Transactions available on the Latest Practicable Date.

6.
The price to MW ratio refers to a comparison of the consideration paid in the Comparable Transactions with the generation capacity on equity basis as per publicly filed information of the Comparable Transactions available on the Latest Practicable Date.

7.	Net asset value is not available per publicly filed information of the respective Comparable Transactions.

8.	Net profit is not available per publicly filed information of the respective Comparable Transactions.

9.	Generation capacity is not available per publicly filed information of the respective Comparable Transactions.

10.	Averages excluding outliners for each of the data are calculated with excluding the minimum and maximum figures for each data.

11.	Net loss was generated per publicly filed information of the respective Comparable Transactions.

A. Net asset value to MW ratio

The average net asset to MW ratio of the Comparable Transactions is approximately RMB1.5 million, with a range of approximately RMB0.02 million to RMB4.0 million. The net asset to MW ratio of Transactions is lowers than the average net asset to MW ratio of the Comparable Transactions and is within the range of the Comparable Transactions.

B. Price to earnings ratio

The average price to earnings ratio of the Comparable Transactions is approximately 38.54 times, with a range of approximately 7.85 times to 91.87 times. The price to earnings ratio of Transactions is lower than the average and the minimum price to earnings ratio of the Comparable Transactions.

LETTER FROM GUOTAI JUNAN

C. Price to net asset value ratio

The average price to net asset value ratio of the Comparable Transactions is approximately 2.92 times, with a range of approximately 0.7 times to 12.1 times. The price to net asset ratio of Transactions is lower than the average price to net asset ratio of the Comparable Transactions and is within the range of the Comparable Transactions.

D. Price to MW ratio

The average price to MW ratio of the Comparable Transactions is approximately RMB5.3 million, with a range of approximately RMB0.02 million to RMB49.8 million. The price to MW ratio of Transactions is lower than the average price to MW ratio of the Comparable Transactions and is within the range of the Comparable Transactions.

Taking into account the above factors, we consider the consideration of Transactions of RMB9.3 billion to be fair and reasonable.

Financial effects of the Transactions on the Group

This section sets out various analyses on the potential financial effects of the Transactions on the Group, which were prepared based on the audited financial statements of the Group extracted from the Annual Report 2013 and the unaudited financial statements extracted from the Interim Report 2014, and audited financial information of Target Companies for the year ended 31 December 2013 and the five months ended 31 May 2014. It should be noted that the figures and financial impact shown in this section are for illustrative purposes only.

Consolidation of financial statements

Before the Transactions, the accounts of the Target Companies were not consolidated into the consolidated accounts of the Group, while upon the completion of the Transactions, Target Companies will become subsidiaries of the Company and accordingly the financial results, total assets and total liabilities of Target Companies will be consolidated into the Group’s accounts upon completion of relevant procedures, including the appointment of directors. The actual effect on earnings or losses of the Company will depend on future financial performance of the Target Companies.

Net assets

As at 30 June 2014, the consolidated net asset of the Group was approximately RMB78.7 billion. Based on the audited financial information of the Target Companies as at 31 May 2014, the total net assets of the Target Companies was approximately RMB6.5 billion. Upon the completion of Transactions, the total net assets of the Group would increase.

LETTER FROM GUOTAI JUNAN

Cash

Based on the Interim Report 2014 of the Group for the six months ended 30 June 2014, the bank balances and cash of the Group amounted to approximately RMB12.0 billion. Based on the audited financial information of the Target Companies as at 31 May 2014, the total bank balances and cash of the Target Companies was approximately RMB1.4 billion. As set out in the Letter from the Board, the consideration of the Transactions of RMB9.3 billion will be satisfied by the payment of cash from the internal resources of the Company on completion, there would be cash outflow for the Company. Upon the completion of Transactions, the total bank balances and cash of the Group would decrease.

Earnings

Upon the completion of Transactions, the Target Companies will be subsidiaries of the Company and their results will be consolidated into the financial statements of the Group. Based on the audited financial information of the Target Companies for the year ended 31 December 2013 and five months ended 31 May 2014, the total net profits of the Target Companies were approximately RMB1.9 billion and 0.9 billion, respectively. As set out in the Letter from the Board, the Target Companies had controlled generating capacity of approximately 9,400 MW, which contributed to an increase by 14.1% to the Group total controlled generating capacity. The Target Companies are expected to contribute positively to the revenue, earnings base and operational capacity of the Group after completion of Transactions.

Gearing

Based on the Interim Report 2014 of the Group for the six months ended 30 June 2014, the ratio of liabilities and shareholders’ equity of the Group was approximately 2.9. Based on the audited financial information of the Target Companies as at 31 May 2014, the total liabilities and the total net assets (on equity based, also representing the shareholders’ equity of the Targets in connection with the Transactions) of the Target Companies were approximately RMB20.2 billion and RMB5.3 billion, respectively. Assuming that (i) Transactions was completed on 30 June 2014 and; (ii) the consideration of RMB9.3 billion for the Transactions shall be satisfied in cash, the total liabilities of the Group would increase, resulting in an increase in the ratio of liabilities and shareholders’ equity of the Group, which is calculated as the balance of liabilities as of the period end divided by the balance of shareholders’ equity (excluding non-controlling interests) as of the period end.

Future working capital and liquidity

It is expected that the Target Companies will be able to finance its operations and expansion independently from the Group. Based on the audited financial information of the Target Companies for the year ended 31 December 2013 and the five months ended 31 May 2014, the total net increase in cash and cash equivalents were approximately RMB0.3 billion and RMB0.6 billion, respectively. The Target Companies also maintained total cash flows from operating activities amounted of approximately RMB4.6 billion and RMB1.8 billion for the year ended 31 December 2013 and the five months ended 31 May 2014, respectively. Further, as noted from the Interim Report 2014, the Group had capital commitment of approximately RMB19.7 billion, which is contracted but not provided for, no immediate settlement was requested to be made. As the result, the Transactions are not expected to adversely affect the overall cash flow and liquidity position of the Group.

LETTER FROM GUOTAI JUNAN

SUMMARY

We have reached our conclusion by considering the above factors and reasons and we would like to draw your attention in particular to the following:

•
The Transactions will enable the Group to further consolidate its leading position as one of the largest independent power companies in China and strengthen the Group’s competitive advantage in China’s power industry.

•
Upon the completion of the Transactions, the total controlled capacity will increase to approximately 74,000 MW (excluding the power generation capacity under construction), representing an increase of approximately 10.6%, both the operation and geographical scale of the Group are expected to expand as well as its profitability.

•
As noted from the Letter from the Board, the consideration of the Transactions, amounted to approximately RMB9.3 billion, is comparable with the total appraised value of the equity interest of Target Companies. The consideration of the Transactions will be satisfied by the payment of cash from the internal resources of the Company on completion.

•	After considering the nature of power generation operations, the Transactions multiples are reasonable as compared with the trading multiples of Comparable Companies.

•
After considering the economic environment and conditions of various transactions and natures of power plants, the Transactions multiples are reasonable as compared with the precedent transactions multiples of Comparable Companies.

•
Based on the analysis of financial effects of the Transactions on the Group, after the completion of the Transactions, although the Group’s gearing ratio would increase and bank balances and cash would decrease, there is an increase in the Group’s net assets.

•	Upon the completion of the Transactions, the Target Companies are expected to contribute positively to the revenue, earnings base and operational capacity of the Group.

RECOMMENDATION

Having considered the above principal reasons and factors, we are of the view that the Transactions are on normal commercial terms, in the ordinary and usual course of business of the Group, and in the interests of the Company and its Shareholders as a whole. We also consider the terms of the Transactions are fair and reasonable. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to and also recommend the Independent Shareholders to vote in favour of the Transactions.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited
Wilson Lo
Managing Director

APPENDIX I	PROPERTY VALUATION REPORT

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this circular received from AVISTA Valuation Advisory Limited, an independent valuer, in connection with its valuation as at 31 August 2014 of the property interests of Huaneng Group.

13 November 2014

The Board of Directors
Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Dear Sirs/Madams,

In accordance with the instructions of Huaneng Power International, Inc. (the “Company”) for us to carry out the valuation of the property interests held by China Huaneng Group 中國華能集團公司 and its subsidiaries (hereinafter together referred to as the “Huaneng Group”) (details of the properties are more particularly listed in the Summary of Values of this report), we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market values of the property interests as at 31 August 2014 (the “valuation date”).

The valuation is our opinion of market value which is defined by the Hong Kong Institute of Surveyors as “the estimated amount for which an asset or liability should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion”.

In valuing the property interests, we have complied with all the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the HKIS Valuation Standards (2012 Edition) published by the Hong Kong Institute of Surveyors and the International Valuation Standards published from time to time by the International Valuation Standards Council and Rule 11 of the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission.

As confirmed by the Huaneng Group that the accounting treatment of the property interests are based on Generally Accounting Accepted Principles in China (PRC GAAP).

APPENDIX I	PROPERTY VALUATION REPORT

Our valuations exclude an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value or costs of sale and purchase or offset for any associated taxes.

Our valuations also exclude potential tax liability which might arise if the assets were to be sold at the valuation date, including but not limited to profit tax, business tax, land appreciation tax, capital gain tax and any other relevant taxes prevailing at the valuation date.

Our valuation has been made on the assumption that the owner sells the property interests in the open market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interests and no forced sale situation in any manner is assumed in our valuation.

Continued uses assumes the properties will be used for the purposes for which the properties are designed and built, or to which they are currently adapted. The valuation on the property in continued uses does not represent the amount that might be realised from piecemeal disposition of the property in the open market.

Unless otherwise stated in the report, no environmental impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed. Moreover, it is assumed that all required licences, consents or other legislative or administrative authority from any local, provincial or national government or private entity or organisation either have been or can be obtained or renewed for any use which the report covers. It is also assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined and considered in the valuation report.

In the course of our valuation, the appraised property interests have been categorized according firstly to type of interests held by Huaneng Group, which in turn being classified into the following groups:

Group I – Property interests held and occupied by Huaneng Group in the PRC

Group II – Property interests held under development by Huaneng Group in the PRC

We have valued the property interests in Nos. 2, 8, 9, 13, 15 – 17, 21, 23 and 24 by market approach assuming sale of the property interest in its existing state with the benefit of immediate vacant possession and by making reference to comparable sales transactions as available in the relevant market.

Where, due to the nature of the buildings and structures of the property interests in Nos. 1, 3 – 7, 10 – 12, 14, 18 – 20, 22 and 25 – 28, there are no market sales comparables readily available, we have valued a property on the basis of its depreciated replacement cost.

Depreciated replacement cost is defined as “the current cost of replacement (reproduction) of a property less deductions for physical deterioration and all relevant forms of obsolescence and optimization”. It is based on an estimate of the market value for the existing use of the land, plus the current cost of

APPENDIX I	PROPERTY VALUATION REPORT

replacement (reproduction) of the improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The depreciated replacement cost of the property interest is subject to adequate potential profitability of the concerned business.

We have been shown copies of various title documents, sales and purchase agreements and other document relating to the property interests and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing title to the property interests in the PRC and any material encumbrance that might be attached to the property interests or any tenancy amendment. We have relied considerably on the advice given by the Company’s PRC legal advisers – Haiwen & Partners, concerning the validity of the property interests in the PRC. In respect of the general comment of the PRC legal opinion, the current status of property interests held by Huaneng Group does not obstruct and affect them to conduct normal business activities upon completion.

We have relied to a very considerable extent on the information given to us by the Company in the course of valuation. We have had no reason to doubt the truth and accuracy of the information provided to us by the Huaneng Group. We have also sought confirmation from Huaneng Group that no material factors have been omitted from the information supplied. We have accepted advice given to us on such matters as title, planning approvals, statutory notices, easements, tenure, leases, particulars of occupancy, identification of property, site and floor areas and all other relevant matters.

Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations. No on-site measurements have been made to verify their correctness. We have been advised by the Company that no material factors have been omitted from the information supplied to reach an informed view, and have no reason to suspect that any material information has been withheld.

We have not been commissioned carry out detailed site measurements to verify the correctness of the land or building areas in respect of the property but have assumed that the areas provided to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations.

We have inspected the exterior and, where possible, the interior of the appraised property. However, we must point out that we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible, we are therefore unable to report and any such part of the property are free from rot, infestation or any other defects. No tests were carried out on any of the services. We have assumed that utility services, such as electricity, telephone, water, etc., are available and free from defect.

Moreover, we have not carried out any site investigation to determine the suitability of the ground conditions or the services for any property development erected or to be erected thereon. Nor did we undertake archaeological, ecological or environmental surveys for the property interests. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. Should it be discovered that contamination, subsidence or other latent defects exists in the property or on adjoining or neighbouring land or that the property had been or are being put to contaminated use, we reserve right to revise our opinion of value.

APPENDIX I	PROPERTY VALUATION REPORT

No allowance has been made in our report for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We have further assumed that the properties were not transferred or involved in any contentious or non-contentious dispute as at the date of valuation. We have also assumed that there was not any material change of the properties in between dates of our inspection and the valuation date.

The site inspection was carried out during the period from 2nd July 2014 to 15th July 2014 by our Mr. Jason Wang (CFA, Director); Mr. Raymond Chan (Senior Valuer); Mr. Terry Li (Valuer) and Ms. Sarah Lee (Valuer).

In accordance with our standard practice, the valuation certificates are for the exclusive use of the party to whom it is addressed and no responsibility is accepted to the third party for the whole or any part of its contents.

Unless otherwise stated, all monetary figures stated in this report are in Renminbi (RMB).

Our valuation is summarized below and the valuation certificates are attached.

Yours faithfully,
For and on behalf of
AVISTA Valuation Advisory Limited
Sr Oswald W Y Au
MHKIS(GP) AAPI MSc(RE)
Registered Professional Surveyor (GP)
Director

Note:
Mr. Oswald W Y Au holds a Master‘s Degree of Science in Real Estate from the University of Hong Kong. He is also a member of Hong Kong Institute of Surveyors (General Practice) and Associate Member of Australian Property Institute. In addition, he is a Registered Professional Surveyor (General Practice) registered with Surveyors Registration Board. He has about 7 years’ experience in the valuation of properties in the PRC and 10 years of property valuation experience in Hong Kong, the U.S., Canada, East and Southeast Asia including Singapore, Japan and Korea.

APPENDIX I	PROPERTY VALUATION REPORT

SUMMARY OF VALUES

Group I – Property interests held and occupied by Huaneng Group in the PRC

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

1.	Nanshan Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份有限公司南山電廠”) Located at Nanshan District Yacheng Town Sanya City Hainan Province the PRC	173,155,000	91.8%	158,956,000

2.	Nanshan Power Plant Dormitory (“南山電廠生活區”) Located at Yingbin Road Hedong District Sanya City Hainan Province the PRC	117,940,200	91.8%	108,269,000

3.	Dongfang Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份有限公司東方電廠”) Located at East of Binhai Road Basuo Town Dongfang City Hainan Province the PRC	1,060,957,000	91.8%	973,959,000

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

4.	Gezhen Hydropower Plant of Huaneng Hainan Power Inc. (“華能海南發電股份有限公司戈枕水電廠”) Located at Gezhen Village Dongfang City Hainan Province the PRC	No Commercial Value	91.8%	No Commercial Value

5.	Haikou Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份有限公司海口電廠”) Located at Ma Village Laocheng Town Haikou City Hainan Province the PRC	5,706,000	91.8%	5,238,000

6.	Dianli Village (“電力村”) Located at No. 1 Qiuhai Road Longhua District Haikou City Hainan Province the PRC	No Commercial Value	91.8%	No Commercial Value

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

7.	Wenchang Wind Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份有限公司文昌風電廠”) Located at The coastal Area Puqian Town and Jinshan Town Wenchang City Hainan Province the PRC	23,393,000	91.8%	21,475,000

8.	Room 503 – 506, 5th Floor, Block E World Trade Center (“世貿中心”) No. 2 Shimao East Road Haikou City Hainan Province the PRC	5,392,000	91.8%	4,950,000

9.	Rainbow Building (“彩虹大厦”) Located at East of Qiuhai Avenue Haikou City Hainan Province the PRC	173,107,000	91.8%	158,912,000

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

10.	Huaneng Hualiangting Hydropower Co., Ltd. (“華能花涼亭水電有限公司”) Located at Huatinghu Village Jinxi Town Taihu County Anqing City Anhui Province the PRC	No Commercial Value	100%	No Commercial Value

11.	Huaneng Chaohu Power Generation Co., Ltd. (“華能巢湖發電有限責任公司”) Located at Xiage Town Chaohu City Anhui Province the PRC	523,089,700	60%	313,854,000

12.	Huaneng Suzhou Thermal Power Co., Ltd. (“華能蘇州熱電有限責任公司”) Located at No. 688 Changjiang Road Suzhou New District Suzhou City Jiangsu Province the PRC	165,635,100	53.45%	88,532,000

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

13.	Room 506 5th Floor Block 8 with Carparking space No. 18 Block 22 Gong Yuan Tian Xia (“公園天下花園”) Youxin Street Gusu District Suzhou City Jiangsu Province the PRC	2,870,700	53.45%	1,534,000

14.	Huaneng Wuhan Power Generation Co., Ltd. (“華能武漢發電有限責任公司”) Located at Yangluo Town Wuhan City Hubei Province the PRC	52,807,000	75%	39,605,000

15.	A parcel of land Located at Wugan Road Jianghan District Wuhan City Hubei Province the PRC	No Commercial Value	75%	No Commercial Value

16.	An office unit Located at Zhengzhou City Henan Province the PRC	No Commercial Value	75%	No Commercial Value

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

17.	A residential unit “武華花園小區” Located at No. 3 Zhengyi Road Jiangan District Wuhan City Hubei Province the PRC	9,614,000	75%	7,210,500

18.	Various residential property Located at Caijiatian & Huaqiaobeiqu Jiangan District Wuhan City Hubei Province the PRC	No Commercial Value	75%	No Commercial Value

19.	Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (“恩施清江大龍潭水電開發有限公司”) Located at Dalongtan Village Xiaoduchuan Town Enshi City Hubei Province the PRC	325,500,000	97%	315,735,000

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

20.	Huaneng Ruijin Power Generation Co., Ltd. (“華能瑞金發電有限責任公司”) Located at Shangba Village Maodian Town Gan County Ganzhou City Jiangxi Province the PRC	455,283,000	100%	455,283,000

21.	Room 404 4th Floor, Block C1 & Room 401 4th Floor, Block E4 “蔚南半島” Located at No. 118 Zhangjiang North Avenue Ganzhou City Jiangxi Province the PRC	No commercial Value	100%	No commercial Value

22.	Huaneng Anyuan Power Generation Co., Ltd. (“華能安源發電有限責任公司”) The Old Power Plant Located at Xiangdong Town Xiangdong District Pingxiang City Jiangxi Province the PRC	No commercial Value	100%	No commercial Value

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

23.	Room 1103 – 1104, 11th Floor “銀霄大廈” Located at No. 6259 Humin Road Minxing District Shanghai the PRC	No commercial Value	100%	No commercial Value

24.	Room 308, 3rd Floor “田家巷” Located at Donghu District Nanchang City Jiangxi Province the PRC	No commercial Value	100%	No commercial Value

	Sub-total:	3,094,449,700		2,653,512,500

APPENDIX I	PROPERTY VALUATION REPORT

Group II – Property interests held under development by Huaneng Group in the PRC

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

25.	Dongfang Power Plant Dormitory (“東方電廠生活區”) Located at West of Erhuannan Road Basuo Town Dongfang City Hainan Province the PRC	No Commercial Value	91.8%	No Commercial Value

26.	Huaneng Jingmen Thermal Power Co., Ltd. (“華能荊門熱電有限責任公司”) Located at 8th Team Xinqiao Village Zilingpu Town Dongbao District Jingmen City Hubei Province the PRC	4,247,000	100%	4,247,000

27.	Huaneng Yingcheng Thermal Power Co., Ltd. (“華能應城熱電有限責任公司”) Located at Hujia Village, Zhifu Village & Pogang Village Langjun Town Yingcheng City Hubei Province the PRC	No Commercial Value	100%	No Commercial Value

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 August 2014	Interest Attributable To Huaneng Group	Market value Attributable to Huaneng Group as at 31 August 2014
		RMB		RMB

28.	Huaneng Anyuan Power Generation Co., Ltd. (“華能安源發電有限責任公司”) New Power Plant Located at Gexi Village & Liujiang Village Luxi Town Luxi County Pingxiang City Jiangxi Province the PRC	No commercial Value	100%	No commercial Value

	Sub-total:	4,247,000		4,247,000

	Grand-total:	3,098,696,700		2,657,759,500

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

Group I – Property interests held and occupied by Huaneng Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

1.	Nanshan Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份 有限公司南山電廠”) Located at Nanshan District Yacheng Town Sanya City Hainan Province the PRC
The property comprises a parcel of land with a total site area of approximately 264,134.64 sq.m. and 15 buildings erected thereon which were completed in various stages between 1995 – 2003.
The buildings have a total gross floor area of approximately 13,391.55 sq.m. and mainly include 1 office building, 2 production buildings, 1 storage, 10 ancillary buildings and 1 dormitory building.
The ancillary structures mainly include boundary fences, boundary walls, water supply system and roadway etc.
The land use rights of the property has been granted for a term commencing from 20th November 2007 and expiring on 4th January 2044 for industrial use.
			The property is currently occupied by Huaneng Group as natural gas power plant.	173,155,000 (91.8% interest attributable to Huaneng Group: RMB158,956,000)

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the State-owned Land and Buildings Ownership Certificate – San Tu Fang (2007) Zi Di No. 8169 issued by Bureau of Land and Environmental Resources of Sanya City and Bureau of Real Estate Management of Sanya City dated 20th November 2007 has been granted to Huaneng Hainan Power Inc. (“華能海南發電股份有限公司”) with the land and buildings information as follows:

a.	Land Use Rights

The land use rights with a total site area of approximately 264,134.64 sq.m., for a term expiring on 4th January 2044 for industrial use.

b.	Buildings

The 11 buildings with a total gross floor area of approximately 10,343.75 sq.m.

2.
In the valuation of this property, we have attributed no commercial value to the 4 numbers of building with a total gross floor area of approximately 2,987.80 sq.m. which have not obtained any title certificate. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB3,594,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The property is legally held and can be legally occupied, used and transferred by Nanshan Power Plant of Huaneng Hainan Power Inc.; and

b
The 4 numbers of building property mentioned in note 2, which are under application of the State-owned Land and Building Ownership Certificates. The property has the rights to occupied, use, transferred, leased or mortgaged by Nanshan Power Plant of Huaneng Hainan Power Inc. if the State-owned Land and Buildings Ownership Certificates have been legally obtained.

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land and Buildings Ownership Certificate Yes

b.	Electric Power Business Licence Yes

5.	As confirmed by Huaneng Group that there is no environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

2.	Nanshan Power Plant Dormitory (“南山電廠生活區”) Located at Yingbin Road Hedong District Sanya City Hainan Province the PRC
The property comprises a parcel of land with a total site area of approximately 16,170.79 sq.m. and 30 residential units on various floor levels and blocks of Nanshan Power Plant Dormitory which were completed in various stages between 2002 – 2006.
The 30 residential units have a total gross floor area of approximately 4,882.35 sq.m.
As informed by Huaneng Group, the land use rights has remaining buildable area of approximately 31,740.13 sq.m. for residential use.
The property is held under 3 numbers of State-owned Land and Buildings Ownership Certificates for different terms on the latest expiring date at 30th July 2064 for residential use.
			The property is currently occupied by Huaneng Group for staff dormitory.	117,940,200 (91.8% interest attributable to Huaneng Group: RMB108,269,000)

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the following State-owned Land and Buildings Ownership Certificates issued by Bureau of Land and Resources of Sanya City has been granted to 海南中海能源股份有限公司 and Huaneng Hainan Power Inc. (“華能海南發電股份有限公司”) for residential use, with the detail information as follows:

No.	State-owned Land and Building Ownership Certificates	Date of Issuance	Date of Expiry	Nature of the Land Use Right	Site Area (sq.m.)	Gross Floor Area (sq.m.)	Registered Owner

1.	San Tu Fang (2002) Zi Di No. 1529	22-Aug-2002	30-Jul-2064	Granted	–	106.38	海南中海能源股 份有限公司
2.	San Tu Fang (2006) Zi Di No. 5471	20-Oct-2006	30-Jul-2064	Granted	–	2,563.31	華能海南發電股 份有限公司
3.	San Tu Fang (2006) Zi Di No. 5472	20-Oct-2006	1-Jul-2064	Granted	16,170.79	10,012.00	華能海南發電股 份有限公司

2.
In valuation of the property, we have attributed no commercial value to the property no. 1 mentioned in note 1 which has not obtained title certificate under the name of Huaneng Group. However, for reference purpose, we are of the opinion that the reference value of the property as at the date of valuation would be RMB1,063,800 assuming all relevant title certificates have been obtained and the property could be freely transferred.

3.
As informed by Huaneng Group, the property no. 3 mentioned in note 1 that the State-owned Land and Building Ownership Certificate has not yet been renewed. As at the date of valuation, Huaneng Hainan Power Inc. (“華能海南發電股份有限公司”) held the property with the buildable area of approximately 31,740.13 sq.m. for residential use.

4.
As informed by Huaneng Group, the property no. 3 mentioned in note 1 that the State-owned Land and Buildings Ownership Certificate has not yet been renewed. As at the date of valuation, Huaneng Hainan Power Inc. (“華能海南發電股份有限公司”) held the property with the gross floor area of approximately 2,216.66 sq.m. for residential use.

5.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	2 parcels of the granted land and the buildings thereon are legally held and can be legally occupied, used and transferred by Nanshan Power Plant of Huaneng Hainan Power Inc.; and

b.
The remaining parcel of granted land and the building thereon of State-owned Land and Buildings Ownership Certificate No. San Tu Fang (2002) Zi Di No. 1529 was under the registered name of 海南中海能源股份有限公司, the predecessor registered owner, the property is under application of the re-registration process, the property can be legally occupied and transfer by Nanshan Power Plant of Huaneng Hainan Power Inc. if the re-registration process has been legally completed and the re-registration process will not have substantive legal impediment.

6.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

3.	Dongfang Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份 有限公司東方電廠”) Located at East of Binhai Road Basuo Town Dongfang City Hainan Province the PRC
The property comprises 4 parcels of land with a total site area of approximately 643,358.66 sq.m. and 43 buildings erected thereon which were completed in between 2011 – 2012.
The buildings have a total gross floor area of approximately 123,508.00 sq.m. and mainly include 2 office buildings, 2 production buildings, 2 dormitory buildings, 35 ancillary buildings and 1 canteen building.
The ancillary structures mainly include a 50,000-ton dock, coal field, coal transport station, boundary fences, boundary walls, water supply system and roadway etc.
The land use rights of the property has been granted and allocated for industrial use. The land use rights have been granted for a term expiring on 29th January 2063.
			The property is currently occupied by Huaneng Group as thermal power plant.	1,060,957,000 (91.8% interest attributable to Huaneng Group: RMB973,959,000)

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the State-owned Land Use Rights Certificates issued by Dongfang Municipal Government have been granted or allocated to Dongfang Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份有限公司東方電廠”) for industrial use, with the detail information are as follows:

No.	State-owned Land Use Right Certificates	Date of Issuance	Date of Expiry	Nature of the Land Use Right	Site Area (sq.m.)	Registered Owner

1.	Dong Fang Guo Yong (2013) Di No. 000002	8-Jun-2013	29-Jan-2063	Granted	69,630.06	華能海南發電股份有 限公司東方電廠
2.	Dong Fang Guo Yong (2010) Di No. 002	12-May-2010	N/A	Allocated	263,844.00	華能海南發電股份有 限公司東方電廠
3.	Dong Fang Guo Yong (2010) Di No. 001	12-May-2010	N/A	Allocated	256,477.00	華能海南發電股份有 限公司東方電廠
4.	Not yet obtained	N/A	N/A	N/A	53,407.60	N/A

2.
In valuation of the property, we have attributed no commercial value to the 43 buildings with a total gross floor area of approximately 123,508.00 sq.m. which have not obtained any title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB468,840,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	a parcel of the granted land can be legally occupied, used and transferred by Dongfang Power Plant of Huaneng Hainan Power Inc.;

b.	2 parcels of the allocated land can be legally occupied by Dongfang Power Plant of Huaneng Hainan Power Inc..;

c.	a parcel of the land no. 4 mentioned in note 1, which the title defect will not affect the transaction and also no material impact for the operation after the completion of the transaction;

d.
the 40 numbers of building erected thereon the land parcel no. 2, which are under application of Buildings Ownership Certificates. The property has the rights to occupied and use by Dongfang Power Plant of Huaneng Hainan Power Inc. if the Buildings Ownership Certificates have been legally obtained; and

e.
the 3 numbers of building erected thereon the land parcel no. 1, which are under application of Buildings Ownership Certificates. The property has the rights to occupied, use, transferred, leased or mortgaged by Dongfang Power Plant of Huaneng Hainan Power Inc. if the Buildings Ownership Certificates have been legally obtained.

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Partial

b.	Building Ownership Certificate	No

c.	Sea Area Use Rights Certificate	Yes

d.	Electric Power Business Licence	Yes

5.	As confirmed by Huaneng Group that there is no planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

4.	Gezhen Hydropower Plant of Huaneng Hainan Power Inc. (“華能海南發電股份 有限公司戈枕水電 廠”) Located at Gezhen Village Dongfang City Hainan Province the PRC
The property comprises a parcel of land with a total site area of approximately 6,313,644.90 sq.m. and 8 buildings erected thereon which were completed in about 2011 – 2013.
The buildings have a total gross floor area of approximately 10,451.91 sq.m. and mainly include 1 office building, 2 production buildings, 1 storage, 1 dormitory building, 2 ancillary building and 1 canteen building.
The ancillary structures mainly include a dam, roadway, main entry gate, water supply system and etc.
			The property is currently occupied by Huaneng Group as hydropower plant.	No Commercial Value
Notes:

1.	As informed by Huaneng Group, the State-owned Land Use Rights Certificate has not yet been obtained.

2.
In valuation of the property, we have attributed no commercial value to the 8 buildings with a total gross floor area of approximately 10,451.91 sq.m. which have not obtained any title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB161,170,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.
In valuation of the property, we have attributed no commercial value to the various structures which mainly include a dam, roadway, main entry gate, water supply system and etc, thereon the land parcel in note 1. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the structures (excluding the land) as at the date of valuation would be RMB289,523,000.

APPENDIX I	PROPERTY VALUATION REPORT

4.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
The land parcel is under application of State-owned Land Use Rights Certificate. The land parcel has the rights to occupied and use by Gezhen Hydropower Plant of Huaneng Hainan Power Inc. if the State-owned Land Use Rights Certificate have been legally obtained; and

b.
The 8 numbers of building are under application of Building Ownership Certificates. The buildings has the rights to occupied and use by Gezhen Hydropower Plant of Huaneng Hainan Power Inc. if the Building Ownership Certificates have been legally obtained.

5.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	No

b.	Building Ownership Certificate	No

c.	Electric Power Business Licence	Yes

6.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

5.	Haikou Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份 有限公司海口電廠”) Located at Ma Village Laocheng Town Haikou City Hainan Province the PRC
The property comprises 23 parcels of land with a total site area of approximately 1,695,653.72 sq.m. and 105 buildings erected thereon which were completed in various stages between 1988 – 2006.
The various buildings have a total gross floor area of approximately 184,499.84 sq.m.
The ancillary structures mainly include 2 docks (20,000 ton and 35,000 ton), roadway, coal shed and chimney etc.
The land use rights of the property has been granted for a term on the latest expiring date at 12th November 2063 for industrial use.
			The property is currently occupied by Huaneng Group as thermal power plant.	5,706,000 (91.8% interest attributable to Huaneng Group: RMB5,238,000)

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the State-owned Land Use Rights Certificates issued by Chengmai County Government has been granted to 海口火電股份有限公司, 海南中海能源股份有限公司 and Haikou Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份有限公司海口電廠”) for industrial use, with the detail information as follows:

No.	State-owned Land Use Rights Certificates	Date of Issuance	Date of Expiry	Nature of the Land Use Right	Site Area (sq.m.)	Usage	Registered Owner

1.	Ma Cun Guo Yong (2003) Di No. 54	15-Sep-03	14-Jan-62	Granted	350,000.26	Industrial	海口火電股份有 限公司
2.	Ma Cun Guo Yong (2003) Di No. 55	15-Sep-03	12-Jan-62	Granted	250,794.23	Industrial	海口火電股份有 限公司
3.	Ma Cun Guo Yong (2003) Di No. 56	15-Sep-03	14-Jan-62	Granted	2,532.19	Industrial	海口火電股份有 限公司
4.	Ma Cun Guo Yong (2003) Di No. 57	15-Sep-03	10-Jan-62	Granted	42,757.01	Industrial	海口火電股份有 限公司
5.	Ma Cun Guo Yong (2003) Di No. 58	15-Sep-03	12-Jan-62	Granted	38,492.14	Industrial	海口火電股份有 限公司
6.	Ma Cun Guo Yong (1999) Di No. 30	02-Aug-99	28-Jul-49	Granted	3,805.20	Industrial	海口火電股份有 限公司
7.	Ma Cun Guo Yong (1999) Di No. 31	02-Aug-99	28-Jul-49	Granted	1,204.27	Industrial	海口火電股份有 限公司
8.	Ma Cun Guo Yong (2001) Zi Di No. 0039	06-Mar-01	10-Oct-59	Granted	11,121.90	Industrial	海南中海能源股 份有限公司
9.	Ma Cun Guo Yong (2001) Zi Di No. 0040	06-Mar-01	10-Oct-59	Granted	750,435.92	Industrial	海南中海能源股 份有限公司
10.	Ma Cun Guo Yong (2001) Zi Di No. 0041	06-Mar-01	10-Oct-59	Granted	12,514.95	Industrial	海南中海能源股 份有限公司
11.	Ma Cun Guo Yong (2001) Zi Di No. 0042	06-Mar-01	10-Oct-59	Granted	509.96	Industrial	海南中海能源股 份有限公司
12.	Ma Cun Guo Yong (2001) Zi Di No. 0043	06-Mar-01	10-Oct-59	Granted	2,138.64	Industrial	海南中海能源股 份有限公司
13.	Ma Cun Guo Yong (2001) Zi Di No. 0045	06-Mar-01	10-Oct-59	Granted	288.52	Industrial	海南中海能源股 份有限公司
14.	Ma Cun Guo Yong (2001) Zi Di No. 0046	06-Mar-01	10-Oct-59	Granted	330.69	Industrial	海南中海能源股 份有限公司
15.	Ma Cun Guo Yong (2001) Zi Di No. 0047	06-Mar-01	10-Oct-59	Granted	18,217.84	Industrial	海南中海能源股 份有限公司
16.	Ma Cun Guo Yong (2001) Zi Di No. 0049	25-Apr-01	10-Oct-59	Granted	5,327.30	Industrial	海南中海能源股 份有限公司
17.	Ma Cun Guo Yong (2001) Zi Di No. 0050	25-Apr-01	10-Oct-59	Granted	3,330.58	Industrial	海南中海能源股 份有限公司
18.	Ma Cun Guo Yong (2001) Zi Di No. 0051	25-Apr-01	10-Oct-59	Granted	128.40	Industrial	海南中海能源股 份有限公司
19.	Ma Cun Guo Yong (2001) Zi Di No. 0052	25-Apr-01	10-Oct-59	Granted	197.43	Industrial	海南中海能源股 份有限公司
20.	Ma Cun Guo Yong (2001) Zi Di No. 0053	25-Apr-01	10-Oct-59	Granted	135,955.04	Industrial	海南中海能源股 份有限公司
21.	Ma Cun Guo Yong (2001) Zi Di No. 0059	09-Jul-01	10-Oct-59	Granted	26,447.32	Industrial	海南中海能源股 份有限公司
22.	Ma Cun Guo Yong (2014) Di No. 0095	03-Jun-14	12-Nov-63	Granted	17,297.33	Industrial	華能海南發電股 份有限公司海 口電廠
23.	Not yet obtained	N/A	N/A	N/A	21,826.60	N/A	N/A

APPENDIX I	PROPERTY VALUATION REPORT

2.
In valuation of the property, we have attributed no commercial value to the land parcels nos. 1 – 21 mentioned in note 1 with the total site area of approximately 1,656,529.79 sq.m., which has not obtained title certificates under the name of Huaneng Group. However, for reference purpose, we are of the opinion that the reference value of the land parcels as at the date of valuation would be RMB543,293,000 assuming all relevant title certificates have been obtained and the property could be freely transferred.

3.
Pursuant to the 3 numbers of Building Ownership Certificates – Cheng Fang Quan Zheng Ma Cun Gong Zi Di No. 0773, 0775 and 0776 issued by Chengmai County Government, the property with a total gross floor area of approximately 1,764.49 sq.m. has been vested to 海南中海能源股份有限公司.

4.
In the valuation of the property, we have attributed no commercial valuation to the property mentioned in note 3 which has not obtained title certificates under the name of Huaneng Group. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB3,111,000 assuming all relevant title certificates have been obtained and the property could be freely transferred.

5.
In the valuation of the property, we have attributed no commercial value to the remaining 102 buildings with a total gross floor area of approximately 182,735.35 sq.m. which have not obtained any title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB283,133,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

6.
In valuation of the property, we have attributed no commercial value to the various structures which mainly include 2 docks (20,000 ton and 35,000 ton), roadway, coal shed, chimney and etc, thereon the land parcels nos. 1 – 21 mentioned in note 1. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the structures (excluding the land) as at the date of valuation would be RMB370,438,000.

7.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
The 21 parcels of land are under application of the re-registration process, the property can be legally occupied and transferred by Haikou Power Plant of Huaneng Hainan Power Inc. if the re-registration process has been legally completed;

b.	State-owned Land Use Rights Certificate No. 22 is legally held and can be legally occupied and transferred by Haikou Power Plant of Huaneng Hainan Power Inc.;

c.	The title defect of the land parcel no. 23 will not affect the transaction and also no material impact for the operation after the completion of the transaction; and

d.
The 105 numbers of building erected thereon the land parcel nos. 1 – 22, which are under application of Building Ownership Certificates. The property has the rights to occupied, used, transferred, leased or mortgaged by Haikou Power Plant of Huaneng Hainan Power Inc. if the Building Ownership Certificates are legally obtained.

8.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Partial

b.	Building Ownership Certificate	Partial

c.	Sea Area Use Rights Certificate	Yes

d.	Electric Power Business Licence	Yes

9.	As confirmed by Huaneng Group that there is no planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

6.	Dianli Village (“電力村”) Located at No. 1 Qiuhai Road Longhua District Haikou City Hainan Province the PRC
The property comprises various usages of properties, such as residential units, car- parking space, student learning center, staff training center and etc. with a total gross floor area of approximately 7,084.23 sq.m. which completed in various stages between 1992 – 1998.
			The property is currently occupied by the Huaneng Group for staff dormitory and staff training center.	No Commercial Value

Notes:

1.	As informed by Huaneng Group, the Building Ownership Certificates have not yet been obtained.

2.
In the valuation of this property, we have attributed no commercial value to the property which has not obtained any title certificate. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB12,329,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The title defect of the property will not affect the transaction and also no material impact for the operation after the completion of the transaction.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

7.	Wenchang Wind Power Plant of Huaneng Hainan Power Inc. (“華能海南發電股份 有限公司文昌風電 廠”) Located at The coastal Area Puqian Town and Jinshan Town Wenchang City Hainan Province the PRC
The property comprises a parcel of land with a total site area of approximately 95,759.62 sq.m. and 2 buildings erected thereon which were completed in about 2009.

The buildings have a total gross floor area of approximately 2,869.52 sq.m.

The ancillary structures mainly include landscape, retaining wall and roadway etc.

The land use rights of the property has been allocated for industrial use.
			The property is currently occupied by the Huaneng Group as wind power plant.	23,393,000 (91.8% interest attributable to Huaneng Group: RMB21,475,000)
Notes:

1.
Pursuant to the State-owned Land Use Rights Certificates – Wen Guo Yong (2009) Di No. W2200803 issued by Wenchang Municipal Government dated 16th September 2009 has been allocated to Huaneng Hainan Power Inc. (“華能海南發電股份有限公司”) with the site area of approximately 95,759.62 sq.m. for transportation and energy facilities use.

2.
In valuation of the property, we have attributed no commercial value to the 2 buildings with a total gross floor area of approximately 2,869.52 sq.m. which have not obtained any title certificate. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB8,518,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	the allocated land can be legally occupied by Huaneng Hainan Power Inc; and

APPENDIX I	PROPERTY VALUATION REPORT

b.
The 2 numbers of building are under application of Building Ownership Certificates. The property has the rights to occupied by Wenchang Wind Power Plant of Huaneng Hainan Power Inc. if the Building Ownership Certificates have been legally obtained.

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Yes

b.	Building Ownership Certificate	No

c.	Electric Power Business Licence	Yes

5.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

8.	Room 503 – 506, 5th Floor, Block E World Trade Center (“世貿中心”) No. 2 Shimao East Road Haikou City Hainan Province the PRC	The property comprises 4 residential units on 5th Floor within a 23-storey residential building which was completed in about 1994. The property has a gross floor area of approximately 728.74 sq.m.	The property is currently occupied by Huaneng Group for staff dormitory purpose.	5,392,000 (91.8% interest attributable to Huaneng Group: RMB4,950,000)
Notes:

1.
Pursuant to the 4 numbers of Buildings Ownership Certificates – Hai Kou Shi Fang Quan Zheng Hai Fang Zi Di No. 39034 – 39037, issued by Haikou Municipal Government dated 27th September 2013 with a total gross floor area of approximately 728.74 sq.m. has been vested to Huaneng Hainan Power Inc. (“華能海南發電股份有限公司”) for residential use.

2.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The 4 residential units can be legally occupied, used, leased, transferred or mortgaged by Huaneng Hainan Power Inc.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

9.	Rainbow Building (“彩虹大厦”) Located at East of Qiuhai Road Avenue Haikou Province the PRC
The property comprises 3 parcels of land with a total site area of approximately 8,306.48 sq.m. and a 19-storey commercial buildings & a 8-storey residential buildings erected thereon which were completed in about 1992.

The gross floor area of the property is approximately 16,809.98 sq.m.

The property is held with the land use rights for a term expiring on 10th October 2058 for commercial use.
			The property is currently vacant.	173,107,000 (91.8% interest attributable to Huaneng Group: RMB158,912,000)
Notes:

1.
Pursuant to the 3 numbers of State-owned Land Use Rights Certificates – Hai Kou Shi Guo Yong (2014) Di No. 000093, 000097and 000107, issued by Haikou Municipal Government dated 27th December 2013 has been granted to Huaneng Hainan Power Inc. (“華能海南發電股份有限公司”) with the site area of approximately 8,306.48 sq.m. for a term expiring on 10th October 2058 for commercial use.

2.
Pursuant to the 4 numbers of Stated-owned Buildings Ownership Certificates issued by Haikou Municipal Government has been vested to Huaneng Hainan Power Inc. (“華能海南發電股份有 限公司”) for commercial and residential use, with the detail information as follows:

No.	Stated-owned Buildings Ownership Certificates	Date of Issuance	Usage	Gross Floor Area (sq.m.)	Registered Owner

i.	Hai Kou Shi Fang Quan Zheng Hai Fang Zi Di No. 43429	30-Sep-2013	Residential	3,170.14	華能海南發電股份 有限公司
ii.	Hai Kou Shi Fang Quan Zheng Hai Fang Zi Di No. HK023945	27-Sep-2013	Residential	94.77	華能海南發電股份 有限公司
iii.	Hai Kou Shi Fang Quan Zheng Hai Fang Zi Di No. HK023948	27-Sep-2013	Residential	103.05	華能海南發電股份 有限公司
iv.	Hai Kou Shi Fang Quan Zheng Hai Fang Zi Di No. 43437	27-Sep-2013	Commercial	13,442.02	華能海南發電股份 有限公司

APPENDIX I	PROPERTY VALUATION REPORT

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	3 parcels of the granted land and the building title of the 4 buildings thereon are legally held and can be legally occupied, used, transferred, leased or mortgaged by Huaneng Hainan Power Inc.

4.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

10.	Huaneng Hualiangting Hydropower Co., Ltd. (“華能花涼亭水電有 限公司”) Located at Huatinghu Village Jinxi Town Taihu County Anqing City Anhui Province the PRC
The property comprises 2 parcels of land with a total site area of approximately 138,743.30 sq.m. and 25 buildings erected thereon which were mainly completed in the periods of 1973 – 1978 and 1987 – 1988.

The buildings have a total gross floor area of approximately 13,897.45 sq.m. and mainly include 2 office buildings, 1 production building, 2 canteens, 2 dormitory buildings and 18 ancillary buildings.

There are 2 buildings are under construction in progress (CIP) and scheduled to be completed in December 2014.

The land use rights of the property has been allocated for hydropower construction use.
			The property is currently occupied by Huaneng Group as hydropower plant.	No Commercial Value

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the 2 numbers State-owned Land Use Rights Certificates – Tai Tu Guo Yong (2012) Di No. 792 and 793 issued by Taihu County Government dated 6th July 2012 has been allocated to Huaneng Hualiangting Hydropower Co., Ltd. (“華能花涼亭水電有限公司”) with the site area of approximately 138,743.30 sq.m. for hydropower construction use.

2.
Pursuant to the 6 numbers of Building Ownership Certificates – Fang Di Quan Zheng Tai Hu Zi Di No. 171900, 171890, 171910, 171880, 171840 and 171870 issued by – Bureau of Real Estate Management of Taihu County dated 30th November 2012, the property with a total gross floor area of approximately 10,023.33 sq.m. has been vested to Huaneng Hualiangting Hydropower Co., Ltd. (“華能花涼亭水電有限公司”).

3.
In valuation of the property, we have attributed no commercial value to the property mentioned in note 2 which erected thereon the land parcel mentioned in note 1. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB10,019,600 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

4.
In valuation of the property, we have attributed no commercial value to the remaining buildings with a total gross floor area of approximately 3,874.12 sq.m. which have not obtained any title certificate. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB1,652,700 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

5.
As informed by the company that the construction works with accumulative construction cost of approximately RMB330,506 as at the date of valuation. We have not been provided with any permissions regarding construction work commencement, planning or development scale. Therefore, we have attributed no commercial value to the CIP. However, for reference purpose, we are of the opinion that the reference value of the CIP as at the date of valuation would be RMB330,506 assuming all relevant permissions have been obtained.

6.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	2 parcels of the allocated land and the building title of the 6 buildings of the property thereon can be legally occupied by Huaneng Hualiangting Hydropower Co., Ltd.;

b.
11 numbers of building mentioned in note 4, which are under the application of Building Ownership Certificates. The property has the rights to occupied by Huaneng Hualiangting Hydropower Co., Ltd. if the Building Ownership Certificates have been legally obtained; and

c.	5 numbers of building mentioned in note 4, which the title defect will not affect the transaction and also no material impact for the operation after the completion of the transaction.

7.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Yes

b.	Building Ownership Certificate	Partial

c.	Electric Power Business Licence Yes	Yes

8.	As confimred by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

11.	Huaneng Chaohu Power Generation Co., Ltd. (“華能巢湖發電有限 責任公司”) Located at Xiage Town Chaohu City Anhui Province the PRC
The property comprises 4 parcels of land with a total site area of approximately 784,105.00 sq.m. and various block of building erected thereon which were completed in about 2008.

The buildings have a total gross floor area of approximately 51,316.86 sq.m. and mainly include 1 office building, 4 production buildings, 1 canteen, 1 dormitory building and 18 ancillary buildings.

The ancillary structures mainly include railway, coal field, coal shed, chimney, boundary fences, boundary walls, cooling tower, water supply system and roadway etc.

There are 2 buildings are under construction in progress (CIP) and scheduled to be completed in December 2014.

The land use rights of the property has been granted and allocated for industrial use. The land use rights have been granted for a term expiring on 24th January 2061.
			The property is currently occupied by Huaneng Group as thermal power plant.	523,089,700 (60% interest attributable to Huaneng Group: RMB313,854,000)

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the State-owned Land Use Rights Certificates issued by Chaohu Municipal Government has been granted and allocated to Huaneng Chaohu Power Generation Co., Ltd. (“華能巢湖 發電有限責任公司”) for industrial, transportation and energy facilities and electric facility use, with the detail information as follows:

No.	State-owned Land Use Right Certificates	Date of Issuance	Date of Expiry	Nature of the Land Use Right	Site Area (sq.m.)	Usage	Registered Owner

1.	Chao Ju Guo Yong (2009) Di No. 1726	24-Apr-2009	N/A	Allocated	447,172.00	Electric Facility	華能巢湖發電有 限責任公司
2.	Chao Ju Guo Yong (2009) Di No. 1727	24-Apr-2009	N/A	Allocated	99,998.00	Electric Facility	華能巢湖發電有 限責任公司
3.	Chao Ju Guo Yong (2009) Di No. 1750	16-Sep-2009	N/A	Allocated	212,144.00	Transportation and Energy Facilities	華能巢湖發電有 限責任公司
4.	Chao Ju Guo Yong (2011) Di No. 2028	27-May-2011	24-Jan-61	Granted	24,791.00	Industrial	華能巢湖發電有 限責任公司

2.
Pursuant to the 28 numbers of Building Ownership Certificates issued by Chaohu Municipal Government, the building ownership of the property with a total gross floor area of approximately 51,316.87 sq.m. have been vested to Huaneng Chaohu Power Generation Co., Ltd. (“華能巢湖發電有限責任公司”) with details as follows:

No.	Building Ownership Certificates	Date of Issuance	Gross Floor Area (sq.m.)	Registered Owner

1.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262543	18-Aug-2014	4,849.68	華能巢湖發電有限責任公司
2.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262544	18-Aug-2014	6,564.24	華能巢湖發電有限責任公司
3.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262542	18-Aug-2014	1,519.52	華能巢湖發電有限責任公司
4.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262527	18-Aug-2014	115.29	華能巢湖發電有限責任公司
5.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262511	18-Aug-2014	2,213.10	華能巢湖發電有限責任公司
6.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262512	18-Aug-2014	625.00	華能巢湖發電有限責任公司
7.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262513	18-Aug-2014	121.16	華能巢湖發電有限責任公司
8.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262514	18-Aug-2014	584.80	華能巢湖發電有限責任公司
9.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262515	18-Aug-2014	759.64	華能巢湖發電有限責任公司
10.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262516	18-Aug-2014	841.80	華能巢湖發電有限責任公司
11.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262517	18-Aug-2014	259.86	華能巢湖發電有限責任公司
12.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262518	18-Aug-2014	1,650.60	華能巢湖發電有限責任公司
13.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262519	18-Aug-2014	568.56	華能巢湖發電有限責任公司
14.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262520	18-Aug-2014	15,397.50	華能巢湖發電有限責任公司
15.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262521	18-Aug-2014	802.24	華能巢湖發電有限責任公司
16.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262522	18-Aug-2014	1,131.00	華能巢湖發電有限責任公司
17.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262523	18-Aug-2014	2,463.75	華能巢湖發電有限責任公司
18.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262524	18-Aug-2014	2,215.94	華能巢湖發電有限責任公司
19.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262525	18-Aug-2014	386.90	華能巢湖發電有限責任公司
20.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262526	18-Aug-2014	358.05	華能巢湖發電有限責任公司
21.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262527	18-Aug-2014	305.25	華能巢湖發電有限責任公司
22.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262528	18-Aug-2014	76.00	華能巢湖發電有限責任公司
23.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262529	18-Aug-2014	76.00	華能巢湖發電有限責任公司
24.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262530	18-Aug-2014	3,789.62	華能巢湖發電有限責任公司
25.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262531	18-Aug-2014	2,534.50	華能巢湖發電有限責任公司
26.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262532	18-Aug-2014	308.70	華能巢湖發電有限責任公司
27.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262533	18-Aug-2014	401.50	華能巢湖發電有限責任公司
28.	Fang Di Quan Zheng Chao Hu Shi Zi Di No. 262534	18-Aug-2014	396.66	華能巢湖發電有限責任公司

APPENDIX I	PROPERTY VALUATION REPORT

3.
In valuation of the property, we have attributed no commercial value to the property no. 5 – 28 mentioned in note 2 with a total gross floor area of approximately 38,268.14 sq.m. which erected on the land parcels nos. 1 – 3 mentioned in note 1. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB153,867,400.

4.
As informed by the Huaneng Chaohu Power Generation Co., Ltd. that a minor construction works with accumulative construction cost of approximately RMB5,486,060 as at the date of valuation. We have not been provided with any permissions regarding construction work commencement, planning or development scale. Therefore, we have attributed no commercial value to the CIP. However, for reference purpose, we are of the opinion that the reference value of the CIP as at the date of valuation would be RMB5,486,060 assuming all relevant permissions have been obtained.

5.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
a parcel of the granted land and the building title of the buildings thereon are legally held and can be legally occupied, used, transferred, leased or mortgaged by Huaneng Chaohu Power Generation Co., Ltd.; and

b.	3 parcels of the allocated land and the building title of the buildings thereon can be legally occupied by Huaneng Chaohu Power Generation Co., Ltd.

6.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate Yes

b.	Building Ownership Certificate Yes

c.	Electric Power Business Licence Yes

7.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

12.	Huaneng Suzhou Thermal Power Co., Ltd. (“華能蘇州熱電有限 責任公司”) Located at No. 688 Changjiang Road Suzhou New District Suzhou City Jiangsu Province the PRC
The property comprises a parcel of land with a total site area of approximately 179,235.80 sq.m. and 17 buildings erected thereon which were completed in about 2006.

The buildings have a total gross floor area of approximately 41,058.00 sq.m. and mainly include 1 office building, 1 production building, 1 canteen, 2 dormitory buildings and 12 ancillary buildings.

The ancillary structures mainly include corridor, bracket, cooling tower, chimney, dock, boundary fences, boundary walls and roadway etc.

The land use rights of the property has been granted for a term expiring on 17th March 2055 for industrial use.
			The property is currently occupied by Huaneng Group as thermal power plant.	165,635,100 (53.45% interest attributable to Huaneng Group: RMB88,532,000)

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the State-owned Land Use Rights Certificate – Su Xin Guo Yong (2013) Di No. 006353 issued by Suzhou Municipal Government dated 13th June 2013 has been granted to Huaneng Suzhou Thermal Power Co., Ltd. (“華能蘇州熱電有限責任公司”) with a total site area of approximately 179,235.80 sq.m. for a term expiring on 17th March 2055 for industrial use.

2.
In valuation of the property, we have attributed no commercial value to the 17 buildings with a total gross floor area of approximately 41,058.00 sq.m., which have not obtained any title certificate. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB93,923,600 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	a parcel of the granted land is legally held and can be legally occupied, used and transferred by Huaneng Suzhou Thermal Power Co., Ltd.; and

b.
The 17 numbers of building mentioned in note 2, which are under the application of Building Ownership Certificates. The property has the rights to occupied, used, transferred, leased or mortgaged by Huaneng Suzhou Thermal Power Co., Ltd. if the Building Ownership Certificates have been legally obtained.

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Yes

b.	Building Ownership Certificate	No

c.	Electric Power Business Licence	No

5.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

13.	Room 506 5th Floor Block 8 with Carparking space No. 18 Block 22 Gong Yuan Tian Xia (“公園天下花園”) Youxin Street Gusu District Suzhou City Jiangsu Province the PRC
The property comprises a residential unit on 5th floor within a 18-storey residential building with a carparking space which was completed in about 2000.

The property has a gross floor area of approximately 255.76 sq.m.
			The property is currently occupied by Huaneng Group for residential and carparking space use.	2,870,700 (53.45% interest attributable to Huaneng Group: RMB1,534,000)

Notes:

1.	Room 506:

Pursuant to a Buildings Ownership Certificates – Su Fang Quan Zheng Shi Qu Zi Di No. 10109053, issued by Suzhou Municipal Government dated 6th December 2006 with a total gross floor area of approximately 224.27 sq.m. has been vested to Huaneng Suzhou Thermal Power Co., Ltd. (“華能蘇州熱電有限責任公司”) for residential use.

2.	Carparking space No. 18:

Pursuant to the Buildings Ownership Certificates – Su Fang Quan Zheng Shi Qu Zi Di No. 10109052, issued by Suzhou Municipal Government dated 6th December 2006 with a total gross floor area of approximately 31.49 sq.m. has been vested to Huaneng Suzhou Thermal Power Co., Ltd. (“華能蘇州熱電有限責任公司”) for non-domestic use.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The properties can be legally occupied, used, leased, transferred or mortgaged by Huaneng Suzhou Thermal Power Co., Ltd.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

14.	Huaneng Wuhan Power Generation Co., Ltd. (“華能武漢發電有限 責任公司”) Located at Yangluo Town Wuhan City Hubei Province the PRC
The property comprises 33 parcel of land with a total site area of approximately 5,995,370.52 sq.m. and various buildings and structures erected thereon which were completed in various stage between 1994 – 1997.

The buildings have a total gross floor area of approximately 250,620.56 sq.m. and mainly include office buildings, production buildings, canteens, dormitory buildings and ancillary buildings.

The ancillary structures mainly include railway, coal field, coal shed, chimney, boundary fences, boundary walls, cooling tower, water supply system and roadway etc.

There are various construction work are under construction in progress (CIP) and scheduled to be completed in mid of 2015.

The land use rights of the property has been granted and allocated for industrial use. The land use rights have been granted for a term expiring on 27th April 2054.
			The property is currently occupied by Huaneng Group as thermal power plant.	52,807,000 (75% interest attributable to Huaneng Group: RMB39,605,000)

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the State-owned Land Use Rights Certificates issued by Wuhan Municipal Government has been granted and allocated to Huaneng Wuhan Power Generation Co., Ltd. (“華能武漢 發電有限責任公司”) and 華中華能武漢漢陽邏電廠 with the detail information as follows:

No.	State-owned Land Use Right Certificates	Date of Issuance	Date of Expiry	Nature of the Land Use Right	Site Area (sq.m.)	Usage	Registered Owner

1.	Xin Guo Yong (99) Zi Di No. M2001001	8-Aug-1999	N/A	Others	581,976.24	建廠房	華中華能武漢陽邏 電廠
2.	Xin Guo Yong (99) Zi Di No. M2001002	9-Aug-1999	N/A	Others	107,226.60	建生活區	華中華能武漢陽邏 電廠
3.	Xin Guo Yong (99) Zi Di No. M2001003	10-Aug-1999	N/A	Others	454,502.27	建鐵路	華中華能武漢陽邏 電廠
4.	Xin Guo Yong (99) Zi Di No. M2001004	11-Aug-1999	N/A	Others	24,840.12	建泵房	華中華能武漢陽邏 電廠
5.	Xin Guo Yong (99) Zi Di No. M2001005	12-Aug-1999	N/A	Others	3,600.02	建淨化施工 水系統	華中華能武漢陽邏 電廠
6.	Xin Guo Yong (99) Zi Di No. M2001006	13-Aug-1999	N/A	Others	3,200.02	建道路	華中華能武漢陽邏 電廠
7.	Xin Guo Yong (99) Zi Di No. M2001007	14-Aug-1999	N/A	Others	5,193.36	建二支道	華中華能武漢陽邏 電廠
8.	Xin Guo Yong (99) Zi Di No. M2001008	15-Aug-1999	N/A	Others	13,400.07	建三支道	華中華能武漢陽邏 電廠
9.	Xin Guo Yong (99) Zi Di No. M2001009	16-Aug-1999	N/A	Others	8,000.04	施工道路	華中華能武漢陽邏 發電廠
10.	Xin Guo Yong (99) Zi Di No. M2001010	17-Aug-1999	N/A	Others	3,800,019	建貯灰場	華中華能武漢陽邏 電廠
11.	Xin Guo Yong (99) Zi Di No. M2001011	18-Aug-1999	N/A	Others	70,987.02	建灰管線	華中華能武漢陽邏 電廠
12.	Xin Guo Yong (99) Zi Di No. M2001012	19-Aug-1999	N/A	Others	3,900.00	擴建二支道	華中華能武漢陽邏 電廠
13.	Xin Guo Yong (99) Zi Di No. M2001013	20-Aug-1999	N/A	Others	4,560.00	建電廠鐵路 （擴股）	華中華能武漢陽邏 電廠
14.	Xin Guo Yong (99) Zi Di No. M2001014	21-Aug-1999	N/A	Others	12,236.00	辦公及生活 設施	華中華能武漢陽邏 電廠指揮部
15.	Xin Guo Yong (99) Zi Di No. M2001015	22-Aug-1999	N/A	Others	57,600.00	辦公及生活 設施	華中華能武漢陽邏 電廠
16.	Xin Guo Yong (99) Zi Di No. M2001016	23-Aug-1999	N/A	Others	10,000.00	建灰管線	華中華能武漢陽邏 電廠
17.	Xin Guo Yong (99) Zi Di No. M2001017	24-Aug-1999	N/A	Others	1,860.70	建泵房	華中華能武漢陽邏 電廠
18.	Nie Kou Guo Yong (2002) Zi Di No. 009	2002	N/A	Allocated	69,200.35	鐵道專用線 （南疏解）	華中華能武漢陽邏 電廠工程指揮部
19.	Wu Hu Guo Yong (2000)Zi Di No. 013	1994	N/A	Allocated	66,840.33	電廠鐵路北 疏解	華中華能陽邏電廠
20.	Wu Hu Guo Yong (2000)Zi Di No. 026	1992	N/A	Allocated	431,459.43	電廠鐵路專 用線	華中華能陽邏電廠

APPENDIX I	PROPERTY VALUATION REPORT

No.	State-owned Land Use Right Certificates	Date of Issuance	Date of Expiry	Nature of the Land Use Right	Site Area (sq.m.)	Usage	Registered Owner

21.	Xin Guo Yong (99) Zi Di No. 2001018	1999	N/A	Others	35,566.67	新建新型建 材廠	武漢華中華能發電 股份有限公司
22.	Wu Xin Guo Yong (2008)Di No. 037	12-Aug-2008	27-Apr-2054	Granted	56,380.90	住宅、停車 場	華能武漢發電有限 責任公司
23.	Wu Xin Guo Yong (2008)Di No. 038	12-Aug-2008	27-Apr-2054	Granted	18,827.20	工業用地（主 廠區）	華能武漢發電有限 責任公司
24.	Wu Xin Guo Yong (2008)Di No. 039	12-Aug-2008	27-Apr-2054	Granted	11,508.80	工業用地（主 廠區）	華能武漢發電有限 責任公司
25.	Wu Xin Guo Yong (2008)Di No. 036	12-Aug-2008	27-Apr-2054	Granted	298.80	工業用地（主 廠區）	華能武漢發電有限 責任公司
26.	Wu Xin Guo Yong (2008)Di No. 040	12-Aug-2008	27-Apr-2054	Granted	7,871.90	工業用地（主 廠區）	華能武漢發電有限 責任公司
27.	Wu Xin Guo Yong (2008)Di No. 041	12-Aug-2008	27-Apr-2054	Granted	1,137.09	工業用地（倉 庫貨場）	華能武漢發電有限 責任公司
28.	Wu Xin Guo Yong (2008)Di No. 042	12-Aug-2008	27-Apr-2054	Granted	62,339.90	工業用地（排 水口）	華能武漢發電有限 責任公司
29.	Not yet obtained	N/A	N/A	N/A	35,180.18	工業用地（鐵 路線）	N/A
30.	Not yet obtained	N/A	N/A	N/A	20,084.10	建廠房	N/A
31.	Not yet obtained	N/A	N/A	N/A	10,006.72	建生活區	N/A
32.	Not yet obtained	N/A	N/A	N/A	2,900.01	建鐵路	N/A
33.	Not yet obtained	N/A	N/A	N/A	2,666.68	建泵房	N/A

2.
Pursuant to the 127 numbers of Building Ownership Certificates issued by Wuhan Municipal Government, the building ownership of the property have been vested to Huaneng Wuhan Power Generation Co., Ltd. (“華能武漢發電有限責任公司”) with details as follows:

No.	Building Ownership Certificates	Date of Issuance	Gross Floor Area (sq.m.)	Registered Owner

1	Wu Fang Quan Zheng Xin Zi Di No. 2014004594	29-Aug-2014	4,429.10	華能武漢發電有限責任公司
2	Wu Fang Quan Zheng Xin Zi Di No. 2014004590	29-Aug-2014	735.07	華能武漢發電有限責任公司
3	Wu Fang Quan Zheng Xin Zi Di No. 2014004588	29-Aug-2014	590.41	華能武漢發電有限責任公司
4	Wu Fang Quan Zheng Xin Zi Di No. 2014004586	29-Aug-2014	1,111.34	華能武漢發電有限責任公司
5	Wu Fang Quan Zheng Xin Zi Di No. 2014004585	29-Aug-2014	430.88	華能武漢發電有限責任公司
6	Wu Fang Quan Zheng Xin Zi Di No. 2014004589	29-Aug-2014	238.27	華能武漢發電有限責任公司
7	Wu Fang Quan Zheng Xin Zi Di No. 2014004599	29-Aug-2014	67.20	華能武漢發電有限責任公司
8	Wu Fang Quan Zheng Xin Zi Di No. 2014004597	29-Aug-2014	5,740.59	華能武漢發電有限責任公司
9	Wu Fang Quan Zheng Xin Zi Di No. 2014004611	29-Aug-2014	2,731.72	華能武漢發電有限責任公司
10	Wu Fang Quan Zheng Xin Zi Di No. 2014004629	29-Aug-2014	547.07	華能武漢發電有限責任公司
11	Wu Fang Quan Zheng Xin Zi Di No. 2014004630	29-Aug-2014	1,937.31	華能武漢發電有限責任公司
12	Wu Fang Quan Zheng Xin Zi Di No. 2014004633	29-Aug-2014	3,788.78	華能武漢發電有限責任公司
13	Wu Fang Quan Zheng Xin Zi Di No. 2014004592	29-Aug-2014	1,616.00	華能武漢發電有限責任公司
14	Wu Fang Quan Zheng Xin Zi Di No. 2014004688	29-Aug-2014	526.60	華能武漢發電有限責任公司
15	Wu Fang Quan Zheng Xin Zi Di No. 2014004687	29-Aug-2014	435.96	華能武漢發電有限責任公司
16	Wu Fang Quan Zheng Xin Zi Di No. 2014004686	29-Aug-2014	959.28	華能武漢發電有限責任公司

APPENDIX I	PROPERTY VALUATION REPORT

No.	Building Ownership Certificates	Date of Issuance	Gross Floor Area (sq.m.)	Registered Owner

17	Wu Fang Quan Zheng Xin Zi Di No. 2014004685	29-Aug-2014	38,313.40	華能武漢發電有限責任公司
18	Wu Fang Quan Zheng Xin Zi Di No. 2014004684	29-Aug-2014	71.79	華能武漢發電有限責任公司
19	Wu Fang Quan Zheng Xin Zi Di No. 2014004683	29-Aug-2014	114.87	華能武漢發電有限責任公司
20	Wu Fang Quan Zheng Xin Zi Di No. 2014004682	29-Aug-2014	392.79	華能武漢發電有限責任公司
21	Wu Fang Quan Zheng Xin Zi Di No. 2014004681	29-Aug-2014	528.67	華能武漢發電有限責任公司
22	Wu Fang Quan Zheng Xin Zi Di No. 2014004680	29-Aug-2014	477.29	華能武漢發電有限責任公司
23	Wu Fang Quan Zheng Xin Zi Di No. 2014004697	29-Aug-2014	220.93	華能武漢發電有限責任公司
24	Wu Fang Quan Zheng Xin Zi Di No. 2014004696	29-Aug-2014	461.19	華能武漢發電有限責任公司
25	Wu Fang Quan Zheng Xin Zi Di No. 2014004695	29-Aug-2014	33.62	華能武漢發電有限責任公司
26	Wu Fang Quan Zheng Xin Zi Di No. 2014004694	29-Aug-2014	477.29	華能武漢發電有限責任公司
27	Wu Fang Quan Zheng Xin Zi Di No. 2014004693	29-Aug-2014	263.93	華能武漢發電有限責任公司
28	Wu Fang Quan Zheng Xin Zi Di No. 2014004692	29-Aug-2014	94.88	華能武漢發電有限責任公司
29	Wu Fang Quan Zheng Xin Zi Di No. 2014004691	29-Aug-2014	951.59	華能武漢發電有限責任公司
30	Wu Fang Quan Zheng Xin Zi Di No. 2014004690	29-Aug-2014	526.60	華能武漢發電有限責任公司
31	Wu Fang Quan Zheng Xin Zi Di No. 2014004689	29-Aug-2014	951.59	華能武漢發電有限責任公司
32	Wu Fang Quan Zheng Xin Zi Di No. 2014004704	29-Aug-2014	524.37	華能武漢發電有限責任公司
33	Wu Fang Quan Zheng Xin Zi Di No. 2014004703	29-Aug-2014	212.46	華能武漢發電有限責任公司
34	Wu Fang Quan Zheng Xin Zi Di No. 2014004702	29-Aug-2014	2,423.52	華能武漢發電有限責任公司
35	Wu Fang Quan Zheng Xin Zi Di No. 2014004701	29-Aug-2014	42.48	華能武漢發電有限責任公司
36	Wu Fang Quan Zheng Xin Zi Di No. 2014004700	29-Aug-2014	1,479.15	華能武漢發電有限責任公司
37	Wu Fang Quan Zheng Xin Zi Di No. 2014004643	29-Aug-2014	8,235.29	華能武漢發電有限責任公司
38	Wu Fang Quan Zheng Xin Zi Di No. 2014004644	29-Aug-2014	41.09	華能武漢發電有限責任公司
39	Wu Fang Quan Zheng Xin Zi Di No. 2014004642	29-Aug-2014	40.90	華能武漢發電有限責任公司
40	Wu Fang Quan Zheng Xin Zi Di No. 2014004639	29-Aug-2014	168.94	華能武漢發電有限責任公司
41	Wu Fang Quan Zheng Xin Zi Di No. 2014004640	29-Aug-2014	471.02	華能武漢發電有限責任公司
42	Wu Fang Quan Zheng Xin Zi Di No. 2014004641	29-Aug-2014	951.59	華能武漢發電有限責任公司
43	Wu Fang Quan Zheng Xin Zi Di No. 2014004544	29-Aug-2014	213.05	華能武漢發電有限責任公司
44	Wu Fang Quan Zheng Xin Zi Di No. 2014004542	29-Aug-2014	84.81	華能武漢發電有限責任公司
45	Wu Fang Quan Zheng Xin Zi Di No. 2014004600	29-Aug-2014	748.26	華能武漢發電有限責任公司
46	Wu Fang Quan Zheng Xin Zi Di No. 2014004627	29-Aug-2014	25.86	華能武漢發電有限責任公司
47	Wu Fang Quan Zheng Xin Zi Di No. 2014004623	29-Aug-2014	50.58	華能武漢發電有限責任公司
48	Wu Fang Quan Zheng Xin Zi Di No. 2014004624	29-Aug-2014	16.92	華能武漢發電有限責任公司
49	Wu Fang Quan Zheng Xin Zi Di No. 2014004626	29-Aug-2014	50.72	華能武漢發電有限責任公司
50	Wu Fang Quan Zheng Xin Zi Di No. 2014004632	29-Aug-2014	240.98	華能武漢發電有限責任公司
51	Wu Fang Quan Zheng Xin Zi Di No. 2014004621	29-Aug-2014	327.62	華能武漢發電有限責任公司
52	Wu Fang Quan Zheng Xin Zi Di No. 2014004619	29-Aug-2014	71.87	華能武漢發電有限責任公司
53	Wu Fang Quan Zheng Xin Zi Di No. 2014004616	29-Aug-2014	41.30	華能武漢發電有限責任公司
54	Wu Fang Quan Zheng Xin Zi Di No. 2014004618	29-Aug-2014	15.16	華能武漢發電有限責任公司
55	Wu Fang Quan Zheng Xin Zi Di No. 2014004614	29-Aug-2014	177.00	華能武漢發電有限責任公司
56	Wu Fang Quan Zheng Xin Zi Di No. 2014004615	29-Aug-2014	227.96	華能武漢發電有限責任公司
57	Wu Fang Quan Zheng Xin Zi Di No. 2014004605	29-Aug-2014	438.43	華能武漢發電有限責任公司
58	Wu Fang Quan Zheng Xin Zi Di No. 2014004606	29-Aug-2014	647.02	華能武漢發電有限責任公司
59	Wu Fang Quan Zheng Xin Zi Di No. 2014004609	29-Aug-2014	101.19	華能武漢發電有限責任公司
60	Wu Fang Quan Zheng Xin Zi Di No. 2014004607	29-Aug-2014	145.19	華能武漢發電有限責任公司
61	Wu Fang Quan Zheng Xin Zi Di No. 2014004610	29-Aug-2014	76.49	華能武漢發電有限責任公司
62	Wu Fang Quan Zheng Xin Zi Di No. 2014004603	29-Aug-2014	161.47	華能武漢發電有限責任公司

APPENDIX I	PROPERTY VALUATION REPORT

No.	Building Ownership Certificates	Date of Issuance	Gross Floor Area (sq.m.)	Registered Owner

63	Wu Fang Quan Zheng Xin Zi Di No. 2014004602	29-Aug-2014	83.88	華能武漢發電有限責任公司
64	Wu Fang Quan Zheng Xin Zi Di No. 2014004601	29-Aug-2014	106.82	華能武漢發電有限責任公司
65	Wu Fang Quan Zheng Xin Zi Di No. 2014004593	29-Aug-2014	15.78	華能武漢發電有限責任公司
66	Wu Fang Quan Zheng Xin Zi Di No. 2014004596	29-Aug-2014	143.55	華能武漢發電有限責任公司
67	Wu Fang Quan Zheng Xin Zi Di No. 2014004595	29-Aug-2014	283.57	華能武漢發電有限責任公司
68	Wu Fang Quan Zheng Xin Zi Di No. 2014004551	29-Aug-2014	72.20	華能武漢發電有限責任公司
69	Wu Fang Quan Zheng Xin Zi Di No. 2014004547	29-Aug-2014	143.78	華能武漢發電有限責任公司
70	Wu Fang Quan Zheng Xin Zi Di No. 2014004545	29-Aug-2014	778.80	華能武漢發電有限責任公司
71	Wu Fang Quan Zheng Xin Zi Di No. 2014004552	29-Aug-2014	62.93	華能武漢發電有限責任公司
72	Wu Fang Quan Zheng Xin Zi Di No. 2014004540	29-Aug-2014	256.59	華能武漢發電有限責任公司
73	Wu Fang Quan Zheng Xin Zi Di No. 2014004549	29-Aug-2014	55.65	華能武漢發電有限責任公司
74	Wu Fang Quan Zheng Xin Zi Di No. 2014004733	29-Aug-2014	104.41	華能武漢發電有限責任公司
75	Wu Fang Quan Zheng Xin Zi Di No. 2014004732	29-Aug-2014	34.98	華能武漢發電有限責任公司
76	Wu Fang Quan Zheng Xin Zi Di No. 2014004731	29-Aug-2014	72.37	華能武漢發電有限責任公司
77	Wu Fang Quan Zheng Xin Zi Di No. 2014004734	29-Aug-2014	22.10	華能武漢發電有限責任公司
78	Wu Fang Quan Zheng Xin Zi Di No. 2014004735	29-Aug-2014	26.62	華能武漢發電有限責任公司
79	Wu Fang Quan Zheng Xin Zi Di No. 2014004699	29-Aug-2014	526.60	華能武漢發電有限責任公司
80	Wu Fang Quan Zheng Xin Zi Di No. 2014004698	29-Aug-2014	549.73	華能武漢發電有限責任公司
81	Wu Fang Quan Zheng Xin Zi Di No. 2014004710	29-Aug-2014	388.66	華能武漢發電有限責任公司
82	Wu Fang Quan Zheng Xin Zi Di No. 2014004708	29-Aug-2014	39.79	華能武漢發電有限責任公司
83	Wu Fang Quan Zheng Xin Zi Di No. 2014004707	29-Aug-2014	92.90	華能武漢發電有限責任公司
84	Wu Fang Quan Zheng Xin Zi Di No. 2014004709	29-Aug-2014	100.30	華能武漢發電有限責任公司
85	Wu Fang Quan Zheng Xin Zi Di No. 2014004706	29-Aug-2014	76.08	華能武漢發電有限責任公司
86	Wu Fang Quan Zheng Xin Zi Di No. 2014004705	29-Aug-2014	123.05	華能武漢發電有限責任公司
87	Wu Fang Quan Zheng Xin Zi Di No. 2014004712	29-Aug-2014	1,603.36	華能武漢發電有限責任公司
88	Wu Fang Quan Zheng Xin Zi Di No. 2014004711	29-Aug-2014	155.06	華能武漢發電有限責任公司
89	Wu Fang Quan Zheng Xin Zi Di No. 2014004713	29-Aug-2014	174.17	華能武漢發電有限責任公司
90	Wu Fang Quan Zheng Xin Zi Di No. 2014004714	29-Aug-2014	471.02	華能武漢發電有限責任公司
91	Wu Fang Quan Zheng Xin Zi Di No. 2014004715	29-Aug-2014	951.59	華能武漢發電有限責任公司
92	Wu Fang Quan Zheng Xin Zi Di No. 2014004716	29-Aug-2014	27.41	華能武漢發電有限責任公司
93	Wu Fang Quan Zheng Xin Zi Di No. 2014004717	29-Aug-2014	100.64	華能武漢發電有限責任公司
94	Wu Fang Quan Zheng Xin Zi Di No. 2014004718	29-Aug-2014	355.88	華能武漢發電有限責任公司
95	Wu Fang Quan Zheng Xin Zi Di No. 2014004719	29-Aug-2014	526.60	華能武漢發電有限責任公司
96	Wu Fang Quan Zheng Xin Zi Di No. 2014004720	29-Aug-2014	53.13	華能武漢發電有限責任公司
97	Wu Fang Quan Zheng Xin Zi Di No. 2014004721	29-Aug-2014	107.40	華能武漢發電有限責任公司
98	Wu Fang Quan Zheng Xin Zi Di No. 2014004722	29-Aug-2014	36.91	華能武漢發電有限責任公司
99	Wu Fang Quan Zheng Xin Zi Di No. 2014004723	29-Aug-2014	18.20	華能武漢發電有限責任公司
100	Wu Fang Quan Zheng Xin Zi Di No. 2014004724	29-Aug-2014	24.18	華能武漢發電有限責任公司
101	Wu Fang Quan Zheng Xin Zi Di No. 2014004725	29-Aug-2014	40.02	華能武漢發電有限責任公司
102	Wu Fang Quan Zheng Xin Zi Di No. 2014004726	29-Aug-2014	874.62	華能武漢發電有限責任公司
103	Wu Fang Quan Zheng Xin Zi Di No. 2014004727	29-Aug-2014	325.38	華能武漢發電有限責任公司
104	Wu Fang Quan Zheng Xin Zi Di No. 2014004728	29-Aug-2014	2,530.33	華能武漢發電有限責任公司
105	Wu Fang Quan Zheng Xin Zi Di No. 2014004729	29-Aug-2014	223.14	華能武漢發電有限責任公司
106	Wu Fang Quan Zheng Xin Zi Di No. 2014004730	29-Aug-2014	42,823.4	華能武漢發電有限責任公司
107	Wu Fang Quan Zheng Xin Zi Di No. 2014004670	29-Aug-2014	2,442.46	華能武漢發電有限責任公司
108	Wu Fang Quan Zheng Xin Zi Di No. 2014004669	29-Aug-2014	2,185.93	華能武漢發電有限責任公司

APPENDIX I	PROPERTY VALUATION REPORT

No.	Building Ownership Certificates	Date of Issuance	Gross Floor Area (sq.m.)	Registered Owner

109	Wu Fang Quan Zheng Xin Zi Di No. 2014004668	29-Aug-2014	906.14	華能武漢發電有限責任公司
110	Wu Fang Quan Zheng Xin Zi Di No. 2014004665	29-Aug-2014	1,666.62	華能武漢發電有限責任公司
111	Wu Fang Quan Zheng Xin Zi Di No. 2014004666	29-Aug-2014	2,008.28	華能武漢發電有限責任公司
112	Wu Fang Quan Zheng Xin Zi Di No. 2014004664	29-Aug-2014	483.55	華能武漢發電有限責任公司
113	Wu Fang Quan Zheng Xin Zi Di No. 2014004663	29-Aug-2014	1,155.15	華能武漢發電有限責任公司
114	Wu Fang Quan Zheng Xin Zi Di No. 2014004662	29-Aug-2014	1,052.28	華能武漢發電有限責任公司
115	Wu Fang Quan Zheng Xin Zi Di No. 2014004661	29-Aug-2014	1,172.70	華能武漢發電有限責任公司
116	Wu Fang Quan Zheng Xin Zi Di No. 2014004660	29-Aug-2014	83.30	華能武漢發電有限責任公司
117	Wu Fang Quan Zheng Xin Zi Di No. 2014004659	29-Aug-2014	942.99	華能武漢發電有限責任公司
118	Wu Fang Quan Zheng Xin Zi Di No. 2014004657	29-Aug-2014	8,404.47	華能武漢發電有限責任公司
119	Wu Fang Quan Zheng Xin Zi Di No. 2014004656	29-Aug-2014	47.45	華能武漢發電有限責任公司
120	Wu Fang Quan Zheng Xin Zi Di No. 2014004654	29-Aug-2014	115.29	華能武漢發電有限責任公司
121	Wu Fang Quan Zheng Xin Zi Di No. 2014004653	29-Aug-2014	3,004.92	華能武漢發電有限責任公司
122	Wu Fang Quan Zheng Xin Zi Di No. 2014004652	29-Aug-2014	134.89	華能武漢發電有限責任公司
123	Wu Fang Quan Zheng Xin Zi Di No. 2014004650	29-Aug-2014	2,258.68	華能武漢發電有限責任公司
124	Wu Fang Quan Zheng Xin Zi Di No. 2014004649	29-Aug-2014	1,038.47	華能武漢發電有限責任公司
125	Wu Fang Quan Zheng Xin Zi Di No. 2014004648	29-Aug-2014	9,400.16	華能武漢發電有限責任公司
126	Wu Fang Quan Zheng Xin Zi Di No. 2014004646	29-Aug-2014	9,465.59	華能武漢發電有限責任公司
127	Wu Fang Quan Zheng Xin Zi Di No. 2014004645	29-Aug-2014	1,271.67	華能武漢發電有限責任公司

3.
In valuation of the property, we have attributed no commercial value to the buildings with a total gross floor area of approximately 193,043.27 sq.m. mentioned in note 2 which erected on the land parcel in nos. 1 – 21 mentioned in note 1. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB371,554,000.

4.
In valuation of the property, we have attributed no commercial value to the remaining buildings with a total gross floor area of approximately 57,577.29 sq.m., which have not obtained any title certificate. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB156,714,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

5.
In valuation of the property, we have attributed no commercial value to the various structures which mainly include railway, coal field, coal shed, chimney, boundary fences, boundary walls, cooling tower, water supply system, roadway and etc, thereon the land parcel nos. 1 – 21 mentioned in notes. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the structures (excluding the land) as at the date of valuation would be RMB819,269,000.

6.
As informed by the company that there are construction works with accumulative construction cost of approximately RMB11,087,746 as at the date of valuation. We have not been provided with any permissions regarding construction work commencement, planning or development scale. Therefore, we have attributed no commercial value to the CIP. However, for reference purpose, we are of the opinion that the reference value of the CIP as at the date of valuation would be RMB10,912,746 assuming all relevant permissions have been obtained.

APPENDIX I	PROPERTY VALUATION REPORT

7.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
7 parcels of the granted land of State-owned Land Use Rights Nos. Wu Xin Guo Yong (2008) Di No. 036 to 042 are legally held and can be legally occupied, used and transferred by Huaneng Wuhan Power Generation Co., Ltd.;

b.
18 parcels of the allocated land of State-owned Land Use Rights Nos. Xin Guo Yong (99) Zi Di No. M2001001 – M2001017 and 2001018 have been confirmed by Bureau of Land Resources and Planning of Wuhan City Xinzhou District that these land use rights can be continuous use legally if the usage of the lands are remain unchanged. The 18 numbers of Land Use Rights are under application of the re-registration process. The Land Use Rights can be legally occupied and used by Huaneng Wuhan Power Generation Co., Ltd. if the re- registration process has been legally completed;

c.
3 parcels of the allocated land of State-owned Land Use Rights No. Nie Kou Guo Yong (2002) Zi No. 009 and Wu Hu Guo Yong (2000) Zi Du Nos. 013 and 026 are necessary to be re-registered under the name of Huaneng Wuhan Power Generation Co., Ltd. The title defect will not affect the transaction and also no material impact for the operation after the completion of the transaction;

d.
5 parcels of Land Use Rights nos. 29 – 33 which mentioned in note 1, which the title defect will not affect the transaction and also no material impact for the operation after the completion of the transaction;

e.	The 127 numbers of building with the Building Ownership Certificates can be legally occupied by Huaneng Wuhan Power Generation Co.; and

f.
The 41 numbers of building mentioned in note 4, which are under application of Building Ownership Certificates. The property has the rights to occupied by Huaneng Wuhan Power Generation Co. if the Building Ownership Certificates have been legally obtained.

8.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Partial

b.	Building Ownership Certificate	Partial

c.	Business Licenses	Yes

9.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

15.	A parcel of land Located at Wugan Road Jianghan District Wuhan City Hubei Province the PRC
The property comprises a parcel of land with a total site area of approximately 3,013.00 sq.m.

The land use rights of the property which the way granted of the land use rights has not been specified to company for residential use.
			The property is currently occupied by Huaneng Group for staff dormitory purpose.	No Commercial Value

Notes:

1.
Pursuant to the Stated-owned Land Use Rights Certificate – WP Guo Yong Di No. 075 issued by Wuhan Municipal Government which the way granted of the land use rights has not been specified to 華中華能武漢陽邏電廠 with the site area of approximately 3,013.00 sq.m. for residential use.

2.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
the land parcel was under the registered name of 華中華能武漢陽邏電廠, the predecessor registered occupier and the way of granted of the land has not been specified by the Land Use Rights Certificate. The land parcel is under application of the re-registration process. The property can be legally occupied by Huaneng Wuhan Power Generation Co., Ltd. if the re-registration process has been legally completed.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

16.	An office unit Located at Zhengzhou City Henan Province the PRC	The property comprises an office unit with the total gross floor area of approximately 118.00 sq.m.	The property is currently occupied by Huaneng Group for office use.	No Commercial Value

Notes:

1.	As informed by the Company, the Building Ownership Certificate has not yet been obtained.

2.
In valuation of this property, we have attributed no commercial value to the property which have not obtained any title certificate. However, for reference purpose, we are of the opinion that the reference value of the property as at the date of valuation would be RMB295,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The title defect of the property will not affect the transaction and also no material impact for the operation after the completion of the transaction.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

17.	A residential unit “武華花園小區” Located at No. 3 Zhengyi Road Jiangan District Wuhan City Hubei Province the PRC	The property comprises a residential unit with the total gross floor area of approximately 1,068.24 sq.m which completed in about 2001.	The property is currently occupied by Huaneng Group for residential use.	9,614,000 (75% interest attributable to Huaneng Group: RMB7,210,500)
Notes:

1.
Pursuant to the Building Ownership Certificate – Wu Fang Fang Zi Zi Di No. 2009005772, issued by Wuhan Municipal Government dated 11 June 2009 with a total gross floor area of approximately 1,068.24 sq.m. has been vested to Huaneng Wuhan Power Generation Co., Ltd. (“華能武漢發電有限責任公司”).

2.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	the property can be legally occupied, used, transferred, leased or mortgaged by Huaneng Wuhan Power Generation Co., Ltd.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

18.	Various residential property Located at Caijiatian & Huaqiaobeiqu Jiangan District Wuhan City Hubei Province the PRC	The property comprises various residential units with the total gross floor area of approximately 16,827.95 sq.m.	The property is currently occupied by Huaneng Group for residential use.	No Commercial Value
Notes:

1.
Pursuant to the 16 numbers of Building Ownership Certificates issued by Wuhan Municipal Government, the building ownership of the property with a total gross floor area of approximately 16,827.90 sq.m. have been vested to 武漢華中華能發電股份有限公司 and 華中華能武漢陽邏電廠 with details as follows:

No.	Building Ownership Certificates	Date of Issuance	Gross Floor Area (sq.m.)	Registered Owner

1	Wu Fang Quan Zheng Shi Zi Di No. 9803010	29-Sep-98	6,785.51	武漢華中華能發電股份有限公司
2	Wu Fang Quan Zheng Shi Zi Di 200311122號	29-Sep-03	4,053.72	武漢華中華能發電股份有限公司
3	Wu Fang Quan Zheng Shi Zi Di 200311123號	29-Sep-03	970.64	武漢華中華能發電股份有限公司
4	Wu Fang Fang Zi Zi Di 001-01446號	5-Mar-97	889.78	武漢華中華能發電股份有限公司
5	Wu Fang Fang Zi Zi Di 001-00327號	4-Jun-94	2,102.87	華中華能武漢陽邏電廠
6	Wu Fang Fang Zi Zi Di 001-00326號	4-Jun-94	282.43	華中華能武漢陽邏電廠
7	Wu Fang Fang Zi Zi Di 001-00328號	4-Jun-94	210.57	華中華能武漢陽邏電廠
8	Wu Fang Fang Zi Zi Di No. 001-00324 (B)	25-May-94	76.11	華中華能武漢陽邏電廠
9	Wu Fang Fang Zi Zi Di No. 001-00324 (A)	25-May-94	76.11	華中華能武漢陽邏電廠
10	Wu Fang Fang Zi Zi Di No. 001-00325 (C)	25-May-94	65.51	華中華能武漢陽邏電廠
11	Wu Fang Fang Zi Zi Di No. 001-00329	30-May-94	451.2	華中華能武漢陽邏電廠
12	Wu Fang Fang Zi Zi Di No. 001-00331	30-May-94	62.67	華中華能武漢陽邏電廠
13	Wu Fang Fang Zi Zi Di No. 001-00335	30-May-94	611.92	華中華能武漢陽邏電廠
14	Wu Fang Fang Zi Zi Di No. 001-00337	30-May-94	54.46	華中華能武漢陽邏電廠
15	Wu Fang Fang Zi Zi Di No. 001-00340	29-Sep-98	66.14	華中華能武漢陽邏電廠
16	Wu Fang Fang Zi Zi Di No. 001-00341	29-Sep-03	68.26	華中華能武漢陽邏電廠

APPENDIX I	PROPERTY VALUATION REPORT

2.
In valuation of the property, we have attributed no commercial value to the property mentioned in note 1 which has not obtained title certificate under the name of Huaneng Group. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB21,721,000 assuming all relevant title certificates have been obtained and the property could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
The units were under the registered named of 武漢華中華能發電股份有限公司 and 華中華能武漢陽邏電廠 respectively, the predecessor register occupiers. The property is under application of the re-registration process. The property can be legally occupied by Huaneng Wuhan Power Generation Co., Ltd., if the re-registration process has been legally completed and the re- registration process will not have substantive legal impediment.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

19.	Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (“恩施清江大龍潭水 電開發有限公司”) Located at Dalongtan Village Xiaoduchuan Town Enshi City Hubei Province the PRC
The property comprises a parcel of land with a total site area of approximately 230,543.58 sq.m. and 5 buildings erected thereon and 3 buildings erected outside of the land parcel which were completed in about 2005.

The buildings have a total gross floor area of approximately 9,367.54 sq.m. and mainly include 1 office building, 3 production buildings, 1 storage and 3 ancillary buildings.

The ancillary structures mainly include a dam, roadway and water supply system etc.

The land use rights of the property has been granted for a term expiring on 27th January 2055 for hydraulic structure use.
			The property is currently occupied by Huaneng Group as hydropower plant.	325,500,000 (97% interest attributable to Huaneng Group: RMB315,735,000)

Notes:

1.
Pursuant to the State-owned Land Use Rights Certificates – En Shi Guo Yong (2005) Di No. 010207 issued by Enshi Municipal Government dated 7th March 2005 has been granted to Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (“恩施清江大龍潭水電開發有限公司”) with a total site area of approximately 230,543.58 sq.m. for a term expiring on 27th January 2055 for hydraulic structure use.

2.
Pursuant to the 4 numbers of Building Ownership Certificates – Fang Guan Zheng En Shi Gong Zi Di No. 7465 – 7467 and Fang Guan Zheng En Shi Long Gong Zi Di 0616 issued by Enshi Municipal Government dated 12th Sep 2005 with a total gross floor area of approximately 8,874.12 sq.m. have been vested to Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (“恩施清江大龍潭水電開發有限公司”).

APPENDIX I	PROPERTY VALUATION REPORT

3.
In the valuation of the property, we have attributed no commercial value to the 1 building with a total gross floor area of approximately 200.00 sq.m. which have not obtained any title certificate. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB276,000.

4.
In the valuation of the property, we have attributed no commercial value to the 3 buildings with a total gross floor area of approximately 293.42 sq.m. which erected outside of the land parcel. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB422,000.

5.
In the valuation of the property, we have attributed no commercial value to the various structures which mainly include water pipe and water supply system and etc. thereon outside of the land parcel. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the structures (excluding the land) as at the date of valuation would be RMB49,700,000.

6.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	A parcel of the granted land and the building title of the 4 buildings thereon can be legally occupied, used and transferred by Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd.;

b.	The building mentioned in note 3, which the title defect will not affect the transaction and also no material impact for the operation after the completion of the transaction; and

c.	The 3 numbers of building mentioned in note 4, which the title defect will not affect the transaction and also no material impact for the operation after the completion of the transaction.

7.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Yes

b.	Building Ownership Certificate	Partial

c.	Electric Power Business Licence	Yes

8.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

20.	Huaneng Ruijin Power Generation Co., Ltd. (“華能瑞金發電有限 責任公司”) Located at Shangba Village Maodian Town Gan County Ganzhou City Jiangxi Province the PRC
The property comprises a parcel of land with a total site area of approximately 863,665.00 sq.m. and 51 buildings erected thereon which were completed in between 1995 – 1998.

The buildings have a total gross floor area of approximately 62,534.98 sq.m. and mainly include 2 office buildings, 2 production buildings, 1 canteen, 2 dormitory buildings, 1 storage and 43 ancillary buildings.

The ancillary structures mainly include railway, coal field, coal shed, chimney, boundary fences, boundary walls, cooling tower, water supply system and roadway etc.

The land use rights of the property has been allocated for industrial use.
			The property is currently occupied by Huaneng Group as thermal power plant.	455,283,000 (100% interest attributable to Huaneng Group: RMB455,283,000)
Notes:

1.
Pursuant to the State-owned Land Use Rights Certificates – Gan Guo Yong (2009) Di No. 12 – 34 issued by Gan County Government dated 24th August 2009 has been allocated to Huaneng Ruijin Power Generation Co., Ltd. (“華能瑞金發電有限責任公司”) with a total site area of approximately 863,665.00 sq.m. for industrial use.

2.
In valuation of the property, we have attributed no commercial value to the 51 buildings with a total gross floor area of approximately 62,534.98 sq.m. which have not obtained any title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB211,491,000.

APPENDIX I	PROPERTY VALUATION REPORT

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	A parcel of the allocated land can be legally occupied by Huaneng Ruijin Power Generation Co., Ltd.

b.
The 51 numbers of building are under application of Building Ownership Certificates. The property has the rights to occupied by Huaneng Ruijin Power Generation Co., Ltd. if the Building Ownership Certificates have been legally obtained.

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Yes

b.	Building Ownership Certificate	No

c.	Electric Power Business Licence	Yes

5.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

21.	Room 404 4th Floor, Block C1 & Room 401 4th Floor, Block E4 “蔚南半島” Located at No. 118 Zhangjiang North Avenue Ganzhou City Jiangxi Province the PRC	The property comprises 2 residential units on 4th floor within Block C1 and E4 of “蔚 南半島” which was completed in about 2008. The property has a gross floor area of approximately 258.28 sq.m.	The properties are currently occupied by Huaneng Group for residential use.	No commercial Value
Notes:

1.
Pursuant to 2 numbers of Building Ownership Certificates – Gan Fang Quan Zheng Zi Di No. 00141669 and 00119292, issued by Bureau of Real Estate Management of Ganzhou dated 16th July 2008 with a total gross floor area of approximately 258.28 sq.m. has been vested to 華能國際電力開發公司 for residential use.

2.
In valuation of the property, we have attributed no commercial value of the property mentioned in note 1 which have not obtained title certificate under the name of Huaneng Group. However, for reference purpose, we are of the opinion that the reference value of the property as at the date of valuation would be RMB2,215,000 assuming the title ownership has been obtained and the property could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
The properties are under application of the re-registration process, the properties can be legally occupied, used, transferred, leased and mortgaged by Huaneng Ruijin Power Generation Co., Ltd. if the re-registration processes have been legally completed. The re-registration process will not have substantive legal impediment.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

22.	Huaneng Anyuan Power Generation Co., Ltd. (“華能安源發電有限 責任公司”) The Old Power Plant Located at Xiangdong Town Xiangdong District Pingxiang City Jiangxi Province the PRC
The property comprises 4 parcel of land with a total site area of approximately 1,676,443.63 sq.m. with various buildings and structures erected thereon which were completed in about 1994.

As informed by Company, the various buildings and structures are going to be demolished.

The nature of land use rights of the property have been separated as granted and allocated respectively.

The land use right with the total site area of approximately 1,342,629.77 sq.m. has been granted for industrial use with a term expiring on 5th July 2047.

The land use right with the total site area of approximately 177,474.23 sq.m. has been allocated for industrial use.

The land use right with the total site area of approximately 156,339.63 sq.m. has been allocated for residential use.
			The property is currently under vacant possession.	No Commercial Value

APPENDIX I	PROPERTY VALUATION REPORT

Notes:

1.
Pursuant to the State-owned Land Use Rights Certificates issued by People’s Government of Jiangxi Province has been granted and allocated to 江西萍鄉發電廠 with a total site area of approximately 1,676,443.63 sq.m. for residential/industrial use, with the detail information as follows:

No.	State-owned Land Use Right Certificates	Date of Issuance	Date of Expiry	Nature of the Land Use Right	Usage	Site Area (sq.m.)	Registered Owner

1.	Ping Sheng Shu Guo Yong (1997) Zi Di No. 01	5-Jul-1997	N/A 5-Jul-2047	Allocated Granted	Industrial	177,474.23 267,385.33	江西萍鄉發 電廠
2.	Ping Sheng Shu Guo Yong (1997) Zi Di No. 02	5-Jul-1997	5-Jul-2047	Granted	Industrial	838,204.19	江西萍鄉發 電廠
3.	Ping Sheng Shu Guo Yong (1997) Zi Di No. 03	5-Jul-1997	5-Jul-2047	Granted	Industrial	237,040.25	江西萍鄉發 電廠
4.	Xiang Guo Yong (2003) Zi Di 03400	23-Dec-2003	N/A	N/A	Residential	156,339.63	江西萍鄉發 電廠

2.
In valuation of the property, we have attributed no commercial value to the land parcels nos. 1 – 3 (except land parcel no. 1 with the allocated land portion) mentioned in note 1 with the total site area of approximately 1,342,629.77 sq.m., which has not obtained title certificates under the name of Huaneng Group. However, for reference purpose, we are of the opinion that the reference value of the land parcels as at the date of valuation would be RMB272,365,875 assuming all relevant title certificates have been obtained and the property could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
2 parcels of the granted land can be legally occupied and transferred if the re-registration process has been legally completed and land premium has been fully paid by Huaneng Anyuan Power Generation Co., Ltd.;

b.
a parcel of the allocated land can be legally occupied if the re-registration process has been legally completed by Huaneng Anyuan Power Generation Co., Ltd., which the title defect will not affect the transaction and also no material impact for the operation after the completion of the transaction; and

c.
The remaining parcel of partially granted and partially allocated land, the granted portion can be legally occupied and transfer if the re-registration process has been legally completed and land premium has been fully paid by Huaneng Anyuan Power Generation Co., Ltd., which title defect will not affect the transaction and also no material impact for the operation after the completion of the transaction.

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Yes

b.	Building Ownership Certificate	Partial

c.	Electric Power Business Licence	Yes

5.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

23.	Room 1103 – 1104, 11th Floor “銀霄大廈” Located at No. 6259 Humin Road Minxing District Shanghai the PRC	The property comprises two residential units on 11th floor within a 25-storey residential building which was completed in about 1996. The property has a gross floor area of approximately 262.72 sq.m.	The property is currently occupied by Huaneng Group for residential use.	No Commercial Value

Notes:

1.
Pursuant to the 2 numbers of State-owned Land and Building Ownership Certificate – Hu Fang De Min Zi (1998) Di No. 009528 and 009527 date 22th June 1998 with the total gross floor area of approximately 262.72 sq.m. has been vested to 江西萍鄉發電廠 for residential use.

2.
In valuation of the property, we have attributed no commercial value of the property which have not obtained title certificate under the name of Huaneng Group. However, for reference purpose, we are of the opinion that the reference value of the property as at the date of valuation would be RMB5,178,000 assuming the title ownership has been obtained and the property could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
The residential unit was under the registered name of 江西萍鄉發電廠, the predecessor registered owner. The property can be legally occupied, used, transferred, leased or mortgaged if the re-registration process has been legally completed by Huaneng Anyuan Power Generation Co., Ltd. and the re-registration process will not have substantive legal impediment.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

24.	Room 308, 3rd Floor “田家巷” Located at Donghu District Nanchang City Jiangxi Province the PRC	The property comprises a residential unit on 3rd floor within a residential building which was completed in about 2000. The property has a gross floor area of approximately 115.15 sq.m.	The property is currently occupied by Huaneng Group for residential use.	No Commercial Value

Notes:

1.
Pursuant to a Buildings Ownership Certificate – Zi Di No. 2.1-4.03.94-1.5.10-0-005510 dated 21st March 1995 with a total gross floor area of approximately 115.15 sq.m. has been vested to 江西萍鄉發電廠 for residential use.

2.
In valuation of the property, we have attributed no commercial value of the property mentioned in note 1 which has not obtained title certificate under the name of Huaneng Group. However, for reference purpose, we are of the opinion that the reference value of the property as at the date of valuation would be RMB987,000 assuming the title ownership has been obtained and the property could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.
The residential unit was under the registered name of 江西萍鄉發電廠, the predecessor registered owner. The property can be legally occupied, used, transferred, leased or mortgaged if the re-registration process has been legally completed by Huaneng Anyuan Power Generation Co., Ltd. and the re-registration process will not have substantive legal impediment

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

Group II – Property interests held under development by Huaneng Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

25.	Dongfang Power Plant Dormitory (“東方電廠生活區”) Located at West of Erhuannan Road Basuo Town Dongfang City Hainan Province the PRC
The property comprises a parcel of land with a total site area of approximately 33,330.00 sq.m.

There are 4 buildings are under construction in progress (CIP) and scheduled to be completed in the first quarter of 2015.

As advised by Huaneng Group, the total construction cost is estimated to be approximately RMB66,800,000 of which RMB2,033,000 had been paid as at the date of valuation.

The land use rights of the property has been allocated to the company for residential use.
			The property is currently under construction in progress.	No Commercial Value

Notes:

1.
Pursuant to the State-owned Land Use Rights Certificate – Dong Fang Guo Yong (2012) Di No. 061 issued by Dongfang Municipal Government dated 4th December 2012 has been allocated to Huaneng Hainan Power Inc. (“華能海南發電股份有限公司”) with the site area of approximately 33,330.00 sq.m. for residential use purpose.

2.
As informed by the company that a construction works with accumulative construction cost of approximately RMB2,033,000 as at the date of valuation. We have not been provided with any permissions regarding construction work commencement, planning or development scale. Therefore, we have attributed no commercial value to the CIP. However, for reference purpose, we are of the opinion that the reference value of the CIP as at the date of valuation would be RMB2,033,000 assuming all relevant permissions have been obtained.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The allocated land can be legally occupied by Huaneng Hainan Power Inc..

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

26.	Huaneng Jingmen Thermal Power Co., Ltd. (“華能荊門熱電有限 責任公司”) Located at 8th Team Xinqiao Village Zilingpu Town Dongbao District Jingmen City Hubei Province the PRC
The property comprises 2 parcels of land with a total site area of approximately 23,254.50 sq.m. and various construction in progress (CIP) erected thereon.

There are various construction works are under construction in progress (CIP) and scheduled to be completed in mid of 2015.

As advised by Huaneng Group, the total construction cost is estimated to be approximately RMB1,169,000,000 of which RMB828,369,705.58 had been paid as at the date of valuation.

The land use rights of the property has been granted for a term expiring on 19th January 2064 for industrial use.
			The property is currently under construction in progress.	4,247,000 (100% interest attributable to Huaneng Group: RMB4,247,000)

Notes:

1.
Pursuant to the 2 numbers State-owned Land Use Rights Certificates – Jing Dong Guo Yong (2014) Di No. 02112700259 and 02112700260 issued by Jingmen Municipal Government dated 6th August 2014 has been granted to Huaneng Jingmen Thermal Power Co., Ltd. (“華能荊門熱電有限責任公司”) with the site area of approximately 23,254.50 sq.m. for a term expiring on 19th January 2064 for industrial use.

2.
As informed by the company that the various construction works with accumulative construction cost of approximately RMB828,369,705.58 as at the date of valuation. We have not been provided with any permissions regarding construction work commencement, planning or development scale. Therefore, we have attributed no commercial value to the CIP. However, for reference purpose, we are of the opinion that the reference value of the CIP as at the date of valuation would be RMB828,369,705.58 assuming all relevant permissions have been obtained.

APPENDIX I	PROPERTY VALUATION REPORT

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	2 parcels of the granted land can be legally occupied, used and transferred by Huaneng Jingmen Thermal Power Co., Ltd.; and

b.	The property can be legally apply and obtain the Building Ownership Certificate by Huaneng Jingmen Thermal Power Co., Ltd. (“華能荊門熱電有限責任公司”) after the all of the construction work has been completed.

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	Yes

b.	Building Ownership Certificate	No

c.	Electric Power Business Licence	Yes

5.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

27	Huaneng Yingcheng Thermal Power Co., Ltd. (“華能應城熱電有限 責任公司”) Located at Hujia Village, Zhifu Village & Pogang Village Langjun Town Yingcheng City Hubei Province the PRC
The property comprises 7 parcel of land with a total site area of approximately 411,705.70 sq.m. and various construction in progress (CIP) erected thereon.

There are various construction works are under construction in progress (CIP) and scheduled to be completed in mid of 2015.

As advised by Huaneng Group, the total construction cost is estimated to be approximately RMB620,000,000 of which RMB396,749,425.68 had been paid as at the date of valuation.

The land use rights of the property has been allocated for industrial use.
			The property is currently under construction in progress.	No commercial Value

Notes:

1.
Pursuant to the 7 numbers State-owned Land Use Rights Certificates – Ying Cheng Guo Yong (2014) Di No. 108018GB00001, 108023GB00002, 108023GB00001, 108013GB00001, 104008GB00001, 104008GB00002 and 103001GB00001 issued by Yingcheng Municipal Government dated 24th January 2014 has been allocated to Huaneng Yingcheng Thermal Power Co., Ltd. (“華能應城熱電有限責任公司”) with the site area of approximately 411,705.70 sq.m. for industrial use.

2.
As informed by the company that the various construction works with accumulative construction cost of approximately RMB396,749,425.68 as at the date of valuation. We have not been provided with any permissions regarding construction work commencement, planning or development scale. Therefore, we have attributed no commercial value to the CIP. However, for reference purpose, we are of the opinion that the reference value of the CIP as at the date of valuation would be RMB396,749,425.68 assuming all relevant permissions have been obtained.

APPENDIX I	PROPERTY VALUATION REPORT

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	7 parcels of the allocated land can be legally occupied and used by Huaneng Yingcheng Thermal Power Co., Ltd.; and

b.	The property can be legally apply and obtain the Building Ownership Certificate by Huaneng Yingcheng Thermal Power Co., Ltd. (“華能應城熱電有限責任公司”) after the all of the construction work has been completed.

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate Yes

b.	Building Ownership Certificate No

c.	Electric Power Business Licence Yes

5.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 August 2014
RMB

28	Huaneng Anyuan Power Generation Co., Ltd. (“華能安源發電有限 責任公司”) New Power Plant Located at Gexi Village & Liujiang Village Luxi Town Luxi County Pingxiang City Jiangxi Province the PRC
A parcel of land with undetermined site area, there are various construction works are under construction in progress (CIP) and scheduled to be completed in mid of 2015.

For the CIP, there are mainly included foundation, main factory for thermal power plant, major control center, office building, cooling tower and etc.

As advised by Huaneng Group, the total construction cost is estimated to be approximately RMB2,000,000,000 of which approximately RMB450,000,000 had been paid as at the date of valuation.
			The property is currently under construction in progress.	No commercial Value

Notes:

1.	As informed by the Company, the State-owned Land Use Rights Certificate has not yet been obtained.

2.
As informed by the company that the various construction works with accumulative construction cost of approximately RMB450,000,000 as at the date of valuation. We have not been provided with any permissions regarding construction work commencement, planning or development scale. Therefore, we have attributed no commercial value to the CIP.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land can be legally occupied, used, and transferred if the Land Use Rights Certificates can be legally granted.

APPENDIX I	PROPERTY VALUATION REPORT

4.	A summary of major certificates/licenses provided by the Company are as follows:

a.	State-owned Land Use Rights Certificate	No

b.	Construction land planning permit	Yes

c.	Construction works planning permit	No

d.	Construction works commencement permit	No

e.	Electric Power Business Licence	Yes

5.	As confirmed by Huaneng Group that there is no major environmental and planning issues.

APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

The following is the Asset Valuation Report of Hainan Power prepared by ZhongHe Appraisal Co., Ltd.

Assets Evaluation Report
For the Proposed Equity Transfer of Huaneng Hainan Power Inc.
from China Huaneng Group to Huaneng Power International, Inc.
Zhonghe Evaluation No. BJV6008 (2014)

(Volume 1 of 1)

ZhongHe Appraisal Co., Ltd.

Oct 9th 2014

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Certified Public Valuer (CPV) Statement	II(i)-3

Summary	II(i)-5

Assets Evaluation Report	II(i)-10

I.	The clients, the enterprise appraised and other report users	II(i)-10
II.	Purpose of Appraisal	II(i)-18
III.	Appraisal target and scope of appraisal	II(i)-18
IV.	Type of Value and Definitions	II(i)-40
V.	Valuation Reference Day	II(i)-41
VI.	Valuation Basis	II(i)-41
VII.	Valuation method	II(i)-49
VIII.	Appraisal Procedure Implementation and Status	II(i)-69
IX.	Appraisal Assumptions	II(i)-72
X.	Appraisal Conclusions	II(i)-73
XI.	Statements of Special Issues	II(i)-77
XII.	The Instructions for Use Restrictions of the Appraisal Report	II(i)-89
XIII.	Assets Appraisal Report Day	II(i)-90

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Certified Public Valuer (CPV) Statement

1. During the process of asset appraisal, we comply with relevant laws, regulations and asset appraisal guidelines, and abide by the principle of independence, objectivity and impartiality; according to the basic information of assets collected during the course of evaluation, the matters stated in the appraisal report are objective and we bear the corresponding legal responsibility for the reasonableness of the conclusions.

2. The assets list and balance sheet involved in the appraisal were filed and sealed by the clients and the enterprise to be appraised; the authenticity, legality and integrity of the information provided, and the proper use of the appraisal report are the responsibility of the clients and relevant entrusting parties.

3. We not only have no existing or anticipated profits in the appraisal target, but also have no relationship of individual interests with the entrusting parties involved, and that there is no prejudice against the entrusting parties and the relevant parties concerned.

4. We have carried a site investigation into the appraisal target and the assets involved; we have paid necessary attention to their legal ownership status, carried inspections of the information about their legal ownership, and disclosed problems that had been found. The statement on the legal ownership in the report does not mean that appraisers provide a guarantee or confirmation on the legal ownership.
5. Our analysis, judgment and conclusion in the appraisal report are restricted by assumptions and qualifications in the report, report users should take full account of the stated assumptions, qualifications, special items description and their effects on the appraisal results.

6. Report users should understand and use properly this Asset Appraisal Report, CPV and the evaluation agency bear no liability for the consequences of improper use of the report by the

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

clients or relevant entrusting parties.

7. Unless requested by law, regulations or an agreement made between relevant parties, without the consent of the appraisal agency, all or part of the content of the report may not be excerpted, quoted or disclosed in public media.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Assets Evaluation Report
For the Proposed Equity Transfer of Huaneng Hainan Power Inc. from China Huaneng Group to Huaneng Power International, Inc.
Zhonghe Evaluation No. BJV6008 (2014)
Summary
China Huaneng Group, Huaneng Power International, Inc.:
Under the commission of both enterprises, ZhongHe Appraisal Company appraised the market value of the total equity of shareholders of Huaneng Hainan Power Inc. at the valuation date of May 31, 2014 in the case of China Huaneng Group’s transfer of its equity of Huaneng Hainan Power Inc. to Huaneng Power International, Inc., in accordance with relevant laws, regulations and asset appraisal guidelines, following the principle of independence, objectivity and impartiality as well as appraisal procedures, and adopting asset-based approach and the income approach. The appraisal report is summarized as follows:
Continuous operation and open market were the precondition of this appraisal. The productive assets involved in the appraisal will remain its original use in future production and operation. Combined with the specific circumstances of this appraisal, and considering various factors, the appraisal results using the asset-based approach were taken as the conclusion.
As of the valuation date of May 31, 2014, under the appraisal purpose, assumptions and qualifications stated in the report, China Huaneng Group intended to transfer to Huaneng Power International, Inc. the equity of Huaneng Hainan Power Inc., after auditing, the book value of the latter was 9,839,799,900 yuan, the appraised value being 11,680,638,900 yuan; the added value was 1,840,839,000 yuan, an appreciation rate of 18.71%. The total account value of debt was 7,059,232,000 yuan, the appraised value being 7,055,632,000 yuan; impairment amounted to 3.6 million yuan, an impairment rate of 0.05%. The book value of net assets (total equity of shareholders) was 2,780,567,900 yuan, the appraised value being 4,625,006,900 yuan; the added value was 1,844,439,000 yuan, an appreciation rate of 66.33%.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER
Appraisal results are detailed in the summary table below:
Summary table of the appraisal results

Items		Book value	Assessed value	Value of increase or decrease	Appreciation rate %
		A	C	D=C-B	E=D/Bx100%
1	Current assets	160,751.03	160,738.03	-13.00	-0.01
2	Non-current assets	823,228.96	1,007,325.86	184,096.90	22.36
3	Including: Financial assets available for sale	-	-	-
4	Held-to-maturity investments	-	-	-
5	Long-term receivables	-	-	-
6	Long-term equity investments	12,983.21	13,093.14	109.93	0.85
7	Investment real estates	-	-	-
8	Fixed assets	733,268.26	815.455.91	82,187.65	11.21
9	Construction in progress	21,508.22	17,990.77	-3,517.45	-16.35
10	Engineer material	195.71	195.71	-	-
11	Disposal of fixed assets	384.62	14.70	-369.92	-96.18
12	Capitalized biological assets	-	-	-	-

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

13	Oil and gas assets	-	-	-	-
14	Intangible assets	43,613.44	149,300.13	105,686.69	242.33
15	Development expenditure	-	-	-
16	Goodwill	-	-	-
17	Long-term deferred expenses	157.03	157.03	-	-
18	Deferred income tax assets	11,118.47	11,118.47	-	-
19	Other non-current assets	-	-	-	-
20	Total assets	983,979.99	1,168,063.89	184,083.90	18.71
21	Current liabilities	299,651.20	299,651.20	-	-
22	Non-current liabilities	406,272.00	405,912.00	-360.00	-0.09
23	Total liabilities	705,923.20	705,563.20	-360.00	-0.05
24	Net assets	278,056.79	462,500.69	184,443.90	66.33
The appraisal results are valid for one year, which means that conclusions in this report will be invalid after May 30, 2015.
Special instructions:
(1) Some of the buildings included in the appraisal have not acquired the title of house ownership, or the name of the right holders has not changed and other alike situations which can be found in the following table:
Company name	Building area/volume (m2/m3)	Book value of housing under ownership defects	Book value of houses and buildings	Rate	Notes
Head office	0	0	7,709,044,900	0.00%

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Haikou Power Plant	915,315.07	210,318,692.17	210,318,692.17	100.00%	Mainly without certificates or name needs changing
Dongfang power plant	641,909.74	502,310,020.93	502,310,020.93	100.00%	All without certificates
Gezhen hydraulic power plant	65,537.35	131,401,473.05	131,401,473.05	100.00%	All without certificates
Nanshan power plant	18,273.90	2,313,599.43	19,770,833.28	11.70%	Mainly without certificates or name needs changing
Wenchang wind power plant	2,941.23	6,981,930.23	6,981,930.23	100.00%	All without certificates
Total	1,643,977.29	853,325,715.81	871,553,854,15	97.91%	Impairment provisions not included
The appraisal of the assets was under the assumption that the appraised assets were of complete legal ownership, without taking consideration of the effects of fees needed for acquiring or changing the title of house ownership on the appraisal results; nor were the effects of difference between the building area/volume now and that number on the future title of house ownership taken into consideration.
(2) The unsold residential construction area of Building A, B, C, D in Southern Electric Park of Nanshan Power Plant was 728.39 square meters, the corresponding land area being 269.64 square meters. We adopted the market comparison approach to appraise, and deducted the land use value of the 269.64

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

square meters of the unsold houses according to the appraisal result of (Beijing)Zhongdi Huaxia (2014) (estimate) No. 71- Sanya City, Hainan Province -No. 2 Land Valuation Report issued by Beijing Zhongdi Huaxia Real Estate Appraisal Company, and used it as houses and buildings to appraise.
The identification of unsold residential construction area and the corresponding land area took reference from the sold part of the same type apartment building area in the “Fee Notice of trading First-hand house” provided by Nanshan Power Plant of Huaneng Hainan Power Inc.. And the unsold residential building construction area was identified as 728.39 square meters, the corresponding land area, 269.64 square meters, without taking consideration of the effects of the difference of building area between now and when the title of house ownership or title of land property is acquired.
(3) The Wharf Project of Dongfang Power Plant was included in this appraisal, the book value of which including: the pier, breakwater, and the use right of intake occupancy sea. The certificate of the right to the use of sea areas was acquired and the sea area was 162.873 hectares. According to “Approval of Dongfang People's Government on the use of sea by Dongfang Power Plant of Huaneng Hainan Power Inc.’s north breakwater project” (Dongfang Governmental letter [2012] No. 62) and Marine and Fishing Bureau of Dongfang City’s approval on the use of sea by Dongfang Power Plant of Huaneng Hainan Power Inc.’s north breakwater project (East Sea fishing Letter [2012] No. 21) , the total sea area used in the Coal Wharf of Dongfang Power Plant increased to 163.2159 hectares. Till the valuation date, the relevant contents of the certificate of the right to the use of sea areas haven’t changed. This appraisal took the sea area to use on the certificate as the benchmark, and the change of area on the certificate in the future might affect the appraisal results.
Report users should notice that the matters stated above might affect the appraisal results.
The above content is taken from the Asset Appraisal Report. One should read the main body of the report to know the details of the appraisal and to understand the appraisal results appropriately.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Assets Evaluation Report
For the Proposed Equity Transfer of Huaneng Hainan Power Inc. from China Huaneng Group to
Huaneng Power International, Inc.
Zhonghe Evaluation No. BJV6008 (2014)

China Huaneng Group, Huaneng Power International, Inc.:

Under the commission of both enterprises, ZhongHe Appraisal Company appraised the market value of the total equity of shareholders of Huaneng Hainan Power Inc. at the valuation date of May 31, 2014 in the case of China Huaneng Group’s transfer of equity of Huaneng Hainan Power Inc. to Huaneng Power International, Inc., in accordance with relevant laws, regulations and asset appraisal guidelines, following the principle of independence, objectivity and impartiality as well as procedures, and adopting asset-based approach and the income approach. The assets appraisal results are as follows:
I. The clients, the enterprise appraised and other report users
The clients of this appraisal are China Huaneng Group and Huaneng Power International, Inc., and the enterprise appraised is Huaneng Hainan Power Inc.
(1) Introduction to client A
1. Registration
Company Name: China Huaneng Group
Address: No. 23(Jia), Fuxing Road, Haidian District, Beijing
Legal representative: Cao Peixi
Registered capital: 20 billion yuan
Paid-in capital: 20 billion yuan
Company Type: State-owned

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Scope of business: Industrial investment, operation and management; development, investment, construction, operation and management of power sources; production and sale of power and heat; development, investment, construction, production, and sale of businesses and products related to finance, energy transportation, renewable energy, and environmental protection.

2. History and development
China Huaneng Group, founded in 1985, is a key state-owned enterprise with the approval of the State Council. It is a state-authorized investment institution and a pilot of state holding company, with a registered capital of 20 billion yuan. In accordance with the State Council’s requirements of national electricity system reform, China Huaneng Group is an independent and self-financing corporate entity seeking integrated development, with operating power industries as its main business. The Company is mainly engaged in the following business: development, investment, construction, operation and management of power sources; production and sale of power and heat; development, investment, construction, production, and sale of businesses and products related to finance, energy transportation, renewable energy, and environmental protection; industrial investment, operation and management.
China Huaneng Group is committed to building itself into a large enterprise group with international competitiveness. By the end of 2013, the Company had total installed capacity of 143GW, with assets distributed all over China and overseas. The Company is also engaged in sectors of coal, finance, technology R&D, and transportation etc. that support the core business of power.

By December 31, 2013, the consolidated total assets of China Huaneng Group were 855.2 billion yuan; total liabilities, 705.7 billion yuan; shareholders' equity, 149.5 billion yuan. Annual revenue of 2013 reached 293.2 billion yuan, with the net profit of 16.1 billion yuan.
(2) Introduction to client B
1. Registration
Company Name: Huaneng Power International, Inc.
Address: Huaneng Building No.4, Fuxingmennei Street, Xicheng District, Beijing
Legal representative: Cao Peixi

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Registered capital: 14,055,383,440 yuan
Paid-in capital: 14,055,383,440 yuan
Company Type: Limited Liability Company
Scope of business: investment, construction, operation and management of power plants; development, investment, operation of export-oriented business and other related businesses; heat production and supply (limited to branches approved by local government).
2. History and development
Huaneng Power International was established on June 30, 1994 in Beijing with the approval of the former State Commission for Restructing Economy’s [1994] No. 74 Document on the Establishment of Huaneng Power International, Inc. and the former Ministry of Foreign Trade and Economic Cooperation’s [1994] No.338 Document on the Establishment of Huaneng Power International. It was jointly initiated by Huaneng International Power Development Company and several governmental investment companies including Heibei Construction and Investment Company, Fujian Investment and Development Group, Jiangsu Investment Company, Liaoning Energy Investment Company, Dalian Construction Investment Group, Nantong Construction Investment Group, and Shantou Power Development Company.
As one of the largest listed power producers in China, the company mainly engages in the development, construction and operation of large power plants utilizing modern technology and equipment, and using international as well as domestic capital.
The Company owns power plants in 19 provinces, municipalities and autonomous regions in China and it wholly owns an operating power company in Singapore.
As of December 31, 2011, the Company's controllable installed capacity was 66,795MW, among which the ratio of clean energy (hydropower, wind power, gas turbine) was 9.35%, and its attributable installed capacity was 59,625MW. In 2013, the Company's domestic generating capacity reached 317,481 billion kilowatt-hour.

(3) Introduction to the enterprises appraised

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

1. Registration
Company name: Huaneng Hainan Power Inc.
Address: Building E, the World Trade Center, Coastal Road, Haikou City
Legal representative: Huang Jian
Registered capital: 1,326,419,587 yuan
Paid-in capital: 1,326,419,587 yuan
Company Type: Limited Liability Company
Scope of Business: investment in constructing and operating various types of power plants; development of conventional energy and new energy; overall contract of power plant projects and equipment maintenance services; technical consulting services. (Projects that needs administrative licensing will operate with license).
2. History and development
Huaneng Hainan Power Inc, established in 1994, was approved by the Securities Commission of Hainan Province and started private placement of shares.
In 2011, China Huaneng Group became the transferee of 51% of the shares of general capital of 11 corporate shareholders including Hainan Power Company (shareholder of Huaneng Hainan Power Inc.) , making the Group the majority shareholder.
In August 2013, according to 2012 annual shareholders' meeting’s Decision on Transferring the Central Financial Fund into State Capital in the manner of Increasing Registered Capital, the company carried out the increase of registered capital, with an increase ratio of 10:1, and the subscription price per share was 1.235 yuan. After the capital increase, the general capital of Huaneng Hainan Power Inc. reached 1,326,419,587 shares. As of the valuation date, the shareholders of Huaneng Hainan Power Inc. were in the following table:
Unit: 10kRMB
No.	Holder	Proportion (%)	Amount	Registered place	Registered Capital	Company Type	Scope of business
1	China Huaneng Group	91.8	121,759.20	Beijing	2,000,000.00	State- owned	Development, investment and construction of power

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

2	China Aviation Industry Renewable Energy Corporation	0.97	1,291.35	Beijing	32,968.76	State- holding	Investment in new energy
3	Xuzhou Guosheng Investment Holdings Ltd.	0.23	300.00	Xuzhou City, Jiangsu Province	20,000.00	State- holding	Asset management
4	Zhuhai Naiqi Solutions, LLC	0.21	275.00	Zhuhai City, Guangdong Province	300.00	Private- Owned	Investment consultation
5	Hangzhou Aijia Health Management LLC.	0.15	200.00	Hangzhou City, Zhejiang Province	2,500.00	Private- Owned	Non-medical health consultation
6	Other corporate shareholders	2.87	3,810.20
7	Individual shareholders	3.77	5,006.21			Individual-owned
Total		100	132,641.96

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Under Huaneng Hainan Power Inc., there are Haikou Power Plant, Dangfang Power Plant, Gezhen hydropower, Nanshan Power and Wenchang Wind Power Plant engaged in power generation, and several electricity maintenance branches engaged in internal overhaul service; Huaneng Hainan Power Inc. also holds 100% equity of Huaneng Wenchang Wind Power Company(the company does not actually engage in business), and 40% equity of Shanghai Leading Energy Shipping Company.
As of the valuation date, the total installed capacity of Huaneng Hainan Power Inc. was 2601.5MW. Among them, Haikou Power Plant currently operates two sets of 138MW and two sets of 330MW condensing steam thermal power units, a total installed capacity of 936MW; Dongfang Power Plant currently operates four sets of 350MW condensing steam thermal power units, a total installed capacity of 1400MW; Gezhen Hydropower Plant currently operates two 40MW and two 1MW water-turbine generator sets, a total installed capacity of 82MW; Nanshan Power Plant currently operates two sets of gas-steam combined cycle power generation system, a total installed capacity of 132MW; Wenchang Wind Power Plant currently operates 34 sets of wind turbine generators, a total installed capacity of 51.5MW.

3. Financial status of the enterprise appraised in recent years and on the valuation date

The balance sheet of the enterprise appraised is detailed as follows.
Unit: Yuan
Items	2011	2012	2013	2014(January to May)
Current assets	807,148,700	865,170,300	997,766,000	1,607,510,300
Monetary capital	94,832,800	76,421,400	194,278,100	417,580,500
Bills receivable	-	-	2,000,000	73,711,700
Account receivable	423,016,600	548,917,700	597,075,300	837,115,600
Prepayment	70,416,500	23,929,200	521,200	3,865,300
Dividends receivable	16,220,700	16,220,700	16,220,700	16,220,700

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Accounts receivable- others	27,590,700	61,939,400	20,273,200	37,469,600
Net value of Inventory	175,071,300	137,741,900	167,397,500	221,546,900
Non-current assets	8,504,051,500	8,887,411,300	8,393,990,000	8,232,289,600
Long-term equity investments	218,601,600	125762,600	129,057,300	129,832,100
Fixed assets- net value	6,343,393,300	8,337,492,400	7,502,829,600	7,332,682,600
Construction in progress	1,476,087,000	48,857,700	200,593,700	215,082,200
Engineer material	80,688,200	5,893,100	2,941,400	1,957,100
Disposal of fixed assets	57,200	1,810,400	3,844,700	3,846,200
Intangible assets	365,632,400	344,492,300	441,247,600	436,134,400
Long-term deferred expenses	-	-	1,586,100	1,570,300
Deferred income tax assets	19,591,800	22,954,100	111,889,700	111,184,700
Other non-current assets	-	148,700	-	-
Total assets	9,311,200,200	9,752,581,600	9,391,756,000	9,839,799,900
Current liabilities	3,762,976,000	3,203,691,000	2,660,748,800	2,996,512,000
Non-current liabilities	4,586,860,500	4,979,860,500	4,469,980,800	4,062,720,000
Total liabilities	8,349,836,500	8,183,551,500	7,130,729,700	7,059,232,000
Total equity	961,363,700	1,569,030,100	2,261,026,300	2,780,567,900
Total of liabilities and equity	9,311,200,200	9,752,581,600	9,391,756,000	9,839,799,900

The profit and loss of the enterprise appraised of the recent three years are listed in the following table

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Unit: yuan
Items	2011	2012	2013	2014(January to May)
I Operating income	4,279,158,600	5,330,520,700	6,267,385,200	2,729,465,200
Including: prime operating revenue	4,270,234,100	5,318,069,800	6,247,100,100	2,722,329,800
Other operating revenue	8,924,500	12,450,900	20,285,100	7,135,400
Less: cost of operation	3,829,193,000	4,052,083,800	4,443,524,900	1,800,544,300
Including: main business cost	3,829,055,700	4,052,083,800	4,443,302,200	1,800,475,200
Other operating cost	137,300	-	222,700	69,100
Less: tax and additional expense	13,549,600	27,108,500	45,143,400	24,689,600
Less: operating expense	-	-	-	-
Less: management expense	26,008,000	38,411,600	119,597,000	50,006,000
Less: financial expense	372,751,600	419,619,700	421,318,200	150,148,500
Less: asset impairment loss	-15,600	8,948,900	92,067,200	692,700
Add: investment returns	2,799,300	-77,674,600	272,000	774,800
II Operating profit	40,471,300	706,673,600	1,146,006,500	704,159,000
Add：Non-operating income	62,838,600	11,786,400	9,900,700	2,621,200
Less：Non-operating expenses	2,473,100	3,271,000	31,881,700	3,419,100
III Total profit	100,836,800	715,189,100	1,124,025,400	703,361,100
Less：Income tax	713,200	103,075,400	295,176,900	183,819,500
IV Net profit	100,123,500	612,113,700	828,848,500	519,541,600

The above annual financial data of 2011 and 2012 are from the annual unqualified audit report issued by Wuyige Certified Public Accountants LLP; the data of 2013 and 2014(from January to May) are from the special annual unqualified audit report issued by PricewaterhouseCoopers.
(4) The relationship of the clients and the enterprise appraised
China Huaneng Group (Client A) is the holding company of Huaneng Power International, Inc. (Client B), and Huaneng Hainan Power Inc.( the enterprise appraised); Client B and the enterprise

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

appraised are both affiliate companies of Client A.
(5) Other report users
The appraisal report can only be used by the clients and report users approved by the State laws and regulations.

II Purpose of appraisal
Since China Huaneng Group intends to transfer its equity of Huaneng Hainan Power Inc. to Huaneng Power International, Inc., the market value of the total equity of shareholders of Huaneng Hainan Power Inc. at the valuation date of May 31, 2014 needs to be appraised to serve as a reference for the above economic behavior.

III Appraisal target and scope of appraisal
(1) Appraisal target
According to the purpose of appraisal, the appraisal target is the total equity of shareholders of Huaneng Hainan Power Inc..
(2) scope of appraisal
1. Specific content
The scope of appraisal is all of the assets and liabilities of Huaneng Hainan Power Inc.. Specifically including current assets, non-current assets (including long-term equity investments, fixed assets, construction in progress, intangible assets, long-term deferred expenses, other non-current assets, etc.), current liabilities and non-current liabilities.

As of the valuation date of May 31, 2014, the book amounts of the various types of assets and liabilities are as follows:
Unit :yuan
Assets	Amount	Liabilities and shareholders’ Equities	Amount
Current assets:	1,607,510,300	Current liabilities:	2,996,512,000
Monetary capital	417,580,500	Short-term borrowing	1,000,000,000
Held for trading financial assets	-	transaction Financial liabilities	-
Notes receivable	73,711,700	Notes payable	94,514,400

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Accounts receivable	837,115,600	Accounts payable	557,360,300
Prepayment	3,865,300	Deposit received	-
Interest receivable	-	Payroll Payable	33,256,600
Dividends receivable	16,220,700	Taxes and Dues Payable	159,270,000
Other receivables	37,469,600	Interest payable	67,305,800
Net Value of Inventory	221,546,900	Dividend payable	13,881,500
Non-current assets due within one year	-	Other payables	298,015,700
Other current assets	-	Non-current liabilities due within one year	772,907,500
		Other current liabilities
Non-current assets:	8,232,289,600	Non-current liabilities:	4,062,720,000
Financial assets available for sale	-	Long-term Borrowing	4,023,312,500
Held-to-maturity investment	-	Bond payable	-
Long-term receivables	-	Long-term Payables	-
Long-term Equity Investment	129,832,100	Special payable/s	-
Investment Real Estate	-	Estimated Liabilities	35,807,600
Fixed assets-net value	7,332,682,600	Deferred income tax liabilities	-
Construction in progress	215,082,200	Other non-current liabilities	3,600,000
Engineer material	1,957,100
Disposal of Fixed Assets	3,846,200	Total liabilities	7,059,232,000
Capitalized Biological assets	-	Paid-in capital (capital stock)	1,326,419,600
Oil and gas assets	-	Capital surplus	276,540,000
Intangible assets	436,134,400	Surplus reserves	125,853,200
Development expenditure	-	Undistributed profits	1,051,755,100
Goodwill	-	Less: treasury stock	-
long-term deferred expenses	1,570,300
Deferred income tax assets	111,184,700

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Other Non-Current Assets	-	Total shareholders’ equity	2,780,567,900
Total assets	9,839,799,900	Total liabilities and shareholders’ equity	9,839,799,900

PricewaterhouseCoopers audited the above book value, and issued an unqualified opinion of PricewaterhouseCoopers (2014) No. 1549 special audit report.

2. An overview of main assets
In addition to long-term equity investments, Huaneng Hainan Power Inc.’s main assets are distributed in the company headquarter, Haikou Power Plant, Electricity maintenance branch, Dongfang Power Plant, Gezhen Hydropower Plant, Nanshan Power Plant, Wenchang Wind Power Plant.
(1) Long-term equity investments
Long-term equity investments are listed in the following table:

No.	Name of the invested enterprise	Date of investment	Net Book Value (yuan)	Shareholding %
1	Shanghai Leading Energy Shipping Co., Ltd.	September 2010	128,831,428.01	40%
2	Huaneng Wenchang Wind Power Co., Ltd.	May 2012	1,000,679.70	100%

1) Shanghai Leading Energy Shipping Co., Ltd.
Address: Room 3801, No. 218 Wusong Road, Hongkou District, Shanghai
Legal representative: Zhu Feng
Registered capital: 500 million yuan
Company Type: Limited Liability Company (domestic joint venture)

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Date of establishment: September 25, 2008
Term of operation: from September 25, 2008 to September 24, 2038
Scope of business: domestic cargo transportation in coastal areas and the middle and lower reaches of Yangtze River; road transportation agency, international maritime cargo transport agency, ship equipment maintenance, business consultation (except brokers); waterway freight forwarding, shipping agency; International cargo transportation; wholesale and management of coal; management service of international ship; import and export of goods and technology. (Projects that needs administrative licensing will operate with license).
Assets and liabilities and operation status on the valuation date:

Balance sheet of Shanghai Leading Energy Shipping Co., Ltd.
Unit: yuan
Assets	Amount	Liabilities and shareholders’ Equities	Amount
Current assets:		Current liabilities:
Monetary capital	601,965,204,900	Short-term borrowing	2,470,000,000,000
Held for trading financial assets		transaction Financial liabilities
Bills receivable		Bills payable
Accounts receivable	3,522,224,131,300	Accounts payable	2,131,149,535,200
Prepayment	1,395,973,562,900	Deposit received	2,053,319,415,100
Interest receivable		Payroll Payable	994,572,100
Dividends receivable		Taxes and Dues Payable	56,023,083,500
Other receivables	436,409,759,000	Interest payable	23,200,000,000
Inventory	269,254,457,200	Dividend payable
Non-current assets due within one year		Other payables	1,373,633,136,200
Other current assets		Non-current liabilities due within one year
Total current assets	6,225,827,115,300	Other current liabilities	106,945,738,600

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Non-current assets:		Total current liabilities	8,215,265,480,700
Financial assets available for sale		Non-current liabilities:
Held-to-maturity investment		Long-term Borrowing
Long-term receivables		Bond payable
Long-term Equity Investment		Long-term Payables	40,696,373,058,600
Investment Real Estate		Special payable/s
Fixed assets	45,928,783,102,200	Estimated Liabilities
Construction in progress		Deferred income tax liabilities
Engineer material		Other non-current liabilities
Disposal of Fixed Assets		Total non-current liabilities	40,696,373,058,600
Capitalized Biological assets		Total liabilities	48,911,638,539,300
Oil and gas assets		Shareholders’ equity
Intangible assets	3,182,291,700	Paid-in capital	5,000,000,000,000
Development expenditure		Capital surplus
Goodwill		Special reserves	77,982,290,000
Long-term deferred expenses		Surplus reserves	52,055,670,600
Deferred income tax assets	2,065,580,600	General risk reserve
Other Non-Current Assets		Undistributed profits	-1,881,818,410,100
Total Non-current assets	45,934,030,974,500	Total shareholders’ equity	3,248,219,550,500
Total assets	52,159,858,089,800	Total liabilities and shareholders’ equity	52,159,858,089,800

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

unit: yuan
Items	2011	2012	2013	May 31, 2014
I Operating income	1,447,522,200	518,522,900	1,660,935,000	1,647,582,100
Including: prime operating revenue	1,444,835,200	517,627,900	1,660,934,100	1,647,582,100
Other operating revenue	2,687,000	895,000	900	-
Less: cost of operation	1,211,304,700	498,833,800	1,436,521,600	1,553,121,600
Including: main business cost	1,211,304,700	498,833,800	1,436,521,600	1,553,121,600
Other operating cost
Less: tax and additional expense	11,937,100	635,000	2,974,600	1,187,800
Less: operating expense	-	-	-	-
Less: management expense	26,616,900	25,084,800	22,570,900	7,643,000
Less: financial expense	190,007,300	197,083,600	202,830,100	87,389,600
Less: asset impairment loss	-	712,300	114,000	-
Add: Income from changes in fair value	-	-	-	-
Add: investment returns	2,456,800	867,400	-	-
II Operating profit	10,113,000	-202,959,200	-4,076,200	-1,759,900
Add：Non-operating income	-	5,602,000	4,727,700	3,697,000
Less：Non-operating expenses
III Total profit	10,113,000	-197,357,200	651,500	1,937,100
Less：Income tax	3,114,900	-259,900	-28,500	-
IV Net profit	6,998,100	-197,097,300	680,000	1,937,100

The above balance sheet and income statement are both unaudited.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

2) Huaneng Wenchang Wind Power Co., Ltd.
Address: Jinshan Town, Wenchang City, Hainan Province
Legal representative: Guo Jinggang
Registered capital: 1million yuan
Company Type: Limited Liability Company (corporate owned)
Date of establishment: May 30, 2012
Term of operation: from May 30, 2012
Scope of business: development, operation and management of wind power projects; production and sale of electricity; providing power project consultation and other related services. (Projects that needs administrative licensing will operate with license).
Since its establishment, Huaneng Wenchang Wind Power Co., Ltd. has never run. As of the valuation date, its book asset is 1,002,656.21 yuan in the form of monetary capital; its liability, 0.00 yuan; paid-in capital, 1,000,000 yuan; undistributed profit, 2,656.21 yuan.

(2) Equipment Assets
1) Huaneng Hainan Power Inc.Haikou Head Quarters
The transportation equipments of Huaneng Hainan Power Inc. are mainly 26 vehicles of various types, which are in normal conditions of annual inspection and can run normally on public roads. The electronic equipments are mainly copying machines, computers and other office equipments, which are located in the offices of the Head Quarters of the Incorporation at World Trade Center, Binhai Avenue, Haikou City, and are in good service conditions at present.
2) Huaneng Hainan Power Inc.Haikou Power Plant
Haikou Power Plant was built in 1983, the installed capacity at present is 936MW (excluding the generator sets of Phase 2). Phase 2 built 2 x 125MW generator sets, and Phase 3 built 2 x 125 MW generator sets. Phase 4 built 2 x 330MW generator sets, which were put into operation in 2006 and 2007 respectively. The four sets of 125MW generators of Phase 2 and Phase 3 were revamped in succession from September 2007 to June 2008, with the individual

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capacity increased to 138MW. Haikou Power Plant closed down the two sets of 138 MW generators of Phase 2 (#6 Set and #7 Set) during 2010 – 2013 due to “developing large units and suppressing small ones”, which are in standstill now, waiting for demolishing. The remaining four generator sets are in good operation conditions, with no major incidents or failures occurred so far, and all the technical indicators meeting the design requirements thanks to the proper maintenance and servicing during their operation.
3) Huaneng Hainan Power Inc.Power Maintenance Company
The main equipments of Huaneng Hainan Power Inc.Power Maintenance Company are mainly the power plant overhauling equipments, most of which are placed in the storehouse of each maintenance team of the maintenance company, and a small number of overhauling equipments are on the overhaul site. The transportation equipments are mainly 24 vehicles of various types, which are placed in the parking lot of the company, and are in normal conditions of annual inspection; the electronic equipments are mainly copying machines, computers and other office equipments, which are located in the offices of the maintenance company, all the assets are in good service and maintenance conditions.
4) Huaneng Hainan Power Inc.Dongfang Power Plant
There are 4 x 350 MW domestic coal-fired steam turbine power generator sets in Dongfang Power Plant, with a total installed capacity of 1400MW at present. 1# generator set was put into operation in June 2009, 2# generator set was put into operation in December 2009 and 3# generator set was put into operation in May 2012. 4# generator set was put into operation in December 2012. The four generators sets of this plant are in good operation conditions at present, with all technical indicators meeting the design requirements.
5) Huaneng Hainan Power Inc.Gezhen Hydropower Plant
The total installed capacity of Gezhen Hydropower Plant is 82MW, the project started construction on February 26, 2007, 1# hydraulic turbine power generator was put into commercial operation on November 7, 2009, 2# hydraulic turbine power generator was put into commercial operation on August 31, 2009, and 3# hydraulic turbine power generator was put into operation on December 17, 2009. 4# hydraulic turbine power generator was put into operation on December 18, 2009. The four generators sets of this plant are in good operation conditions at present, with all technical indicators meeting the design requirements.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

6) Huaneng Hainan Power Inc.Nanshan Power Plant

There are 2 sets of gas- steam combined cycle power generator sets in Nanshan Power Plant, with a total installed capacity of 132MW. Each set of combined cycle power generator set consists of 1 x 50MW gas turbine power generator set and 1 x 16MW medium temperature and medium pressure waste heat boiler – steam turbine wet- cooled power generator set. The 2 sets of gas turbine power generators were put into commercial operation in February 1994 and May 1995 respectively; the two sets of waste heat boiler – steam turbine power generators were put into operation in May 2003 and October 2003 respectively. The four generators sets of this plant are in good operation conditions at present, with no major incidents or failures occurred so far, and all technical indicators meet the design requirements thanks to the proper maintenance and servicing during their operation.
7) Huaneng Hainan Power Inc.Wenchang Wind Power Plant
Wenchang Wind Power Plant has a total installed capacity of 51.5 MW, mainly consisting of 33 sets of wind power generators (each set has a capacity of 1.5MW) put into operation in Phase I at end of 2008 and one set of prototype 2MW direct- drive wind power generator installed and put into operation in Phase 2 at the beginning of 2010. Up to the baseline date of the evaluation, no major incidents or failures have occurred, and all technical indicators meet the design requirements.

(3) House Building Category of Assets
1) Huaneng Hainan Power Inc.Head Haikou Quarters
The house buildings included in the evaluation scope of the Head Quarters of the Incorporation are the commodity houses purchased by Huaneng Hainan Power Incorporation, which are Room Nos. 503—506, Block E, Shimao Yayuan, Haikou City, with a total building area of 728.74 m2, and in reinforced concrete construction. All of the commodity houses are dwelling houses, and have been already issued with House Property Ownership Certificate and State - owned Land Use Right Certificate, both recorded the ownership holder being Huaneng Hainan Power Incorporation. Up to the baseline date of evaluation, the houses have been used as the

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

dormitory of the employees of the Head Quarters of the Incorporation, with common decoration, and are in normal maintenance and service conditions.
2) Huaneng Hainan Power Inc.Haikou Power Plant
The house buildings included in the evaluation scope of Haikou Power Plant are mainly in reinforced concrete construction and composite construction, most of which are located in the site area of Haikou Power Plant in Macun, Chengmai County, Haikou City. The house buildings were built from 1988 to 2006, in four phases. Up to the baseline date of evaluation, the house buildings which have been in operation and service mainly include the main plant buildings of Phase 3 and Phase 4, circulating water pump house, office buildings, port, transfer station, dry coal shed, roads, ash pond, gas turbine unit and other coal-fired power generation facilities, and have been in normal maintenance and service conditions. The main plant building of Phase 1 has been removed, the main plant building and the associated facilities of Phase 2 are in standstill at present due to “developing large units and suppressing small ones”, waiting for demolishing at present.
Haikou Power Plant has some welfare-oriented public houses and the related facilities left over by history (accounting for about 1.38% of the book value), located in Dianli Village, Longhua District, Haikou City, which were originally part of the dwelling houses and the living quarter’s activity facilities allocated to Haikou Power Plant after the establishment of Haikou City Power System. By the baseline date of evaluation, these welfare-oriented public houses have not been issued with House Property Ownership Certificates, but just been used as the dormitory of the employees, with no disposal plans in place.
3) Huaneng Hainan Power Inc.Dongfang Power Plant
The house buildings included in the evaluation scope of Dongfang Power Plant are located in the site area of Dongfang Power Plant of Dongfang City, being the Phase I and Phase 2 projects built up in succession starting from 2009, with a total installed capacity of 4 x 350MW. The main assets are the main plant buildings of Phase 1 and Phase 2, desulfurization plant building, circulating water pump house, breakwater, port, transfer station, enclosed coal pond, coal crusher house, roads, stack, office building, dormitory building and other coal-fired power generation facilities, which are mainly in reinforced concrete and composite construction and in normal maintenance and service conditions.

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Up to the baseline date of evaluation, the assets of house building category of Dongfang Power Plant have not been issued with House Property Ownership Certificates.
4) Huaneng Hainan Power Inc.Gezhen Hydropower Plant
The house buildings included in the evaluation scope of Gezhen Hydropower Plant are located at the boarder of Dongfang City and Changjiang County, the main assets were built up in succession during 2011-2013, being the phase 2 project of Changhuajiang River Daguangba Water Control Pivot. The buildings are located on the main stream of Changhuajiang River 27KM downstream the Daguangba Hydro Project, with the main designed function of irrigation and water supply, plus the function of power generation. The buildings mainly undertake the task of water distribution of the three irrigation systems of the middle trunk canal, low trunk canal and Changjiang trunk canal of Daguangba Irrigation Area.
The main buildings of Gezhen Hydro Project include the water retaining structures, water release structures and canal system structures of the hydro project. The water retaining structures are, from the right to the left, the right bank concrete non-overflow dam, overflow dam section, riverbed like power house, left bank concrete non-overflow dam and left bank homogeneous earth dam. The water release structures include the open type 12-hole overflow weir, 6-hole stilling basin, 6-hole roller bucket and other energy dissipation structures, which also play the role of retaining dam. The canal system structures include low trunk canal water inlet and canal head power stations, middle trunk canal water inlet, Changjiang trunk canal water inlet, access roads, office buildings, dormitory and other living and office facilities, which are mainly in reinforced concrete and composite construction. The irrigation function has not been enabled so far, and the water conservancy and hydropower facilities are in normal maintenance and service conditions at present.
Up to the baseline date of evaluation, the assets of house building category of Gezhen Hyro Project have not been issued with House Property Ownership Certificates.
5) Huaneng Hainan Power Inc.Nanshan Power Plant
The house buildings included in the evaluation scope of Nanshan Power Plant are located in the site area of Nanshan Power Plant and Nandianyuan living quarters of Sanya City, including the main plant buildings of the power plant, central control building, natural gas pressure

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regulating station, roads in plant area, residential buildings in Nandianyuan living quarters and so on, which are mainly in reinforced concrete and composite construction, and are in normal maintenance and service conditions at present.
Up to the baseline date of evaluation, the assets of house building category of Nanshan Power Plant have not been issued with House Property Ownership Certificates (accounting for about 4.28% of the book value), and are mainly used as 1-5# pump houses, central control building, petrol station, natural gas pressure regulating station and other houses of auxiliary functions.
In addition, from 1997 to 2007, Nanshan Power Plant built Sanya Living Building and Blocks A, B, C and D, amounting to 5 buildings, which are located in Nandianyuan Living Quarter, Beichuan Alley, Sanya City, and in reinforced concrete construction, with a total building area of 10,012 m2. These buildings have been all issued with Hainan Province Sanya City House Property Ownership Certificates, and have been sold to the employees of this Plant, but not all the buildings have gone through property transfer formalities. Up to the baseline date of evaluation, the building areas of the remaining houses amount to 4,882.35 m2, of which 2,669.69 m2 is the remaining area of Sanya Living Building, 728.39 m2 is the area of the remaining houses of A, B, C, D buildings, and 1,484.27 m2 is the building area of the elevated level of space which cannot be sold. Of the aforesaid unsold dwelling houses, some are used as the dormitory of the employees, and some are left unused, they are all in normal maintenance and service conditions.

6) Huaneng Hainan Power Inc.Wenchang Wind Power Plant
The house buildings included in the evaluation scope of Wenchang Wind Power Plant are located in the coastal areas of Puqian Town and Jinshan Town of Wenchang City, Hainan Province and include wind turbine foundations, roads, central control building, storehouse and other facilities, which were built in 2009 and are mainly in frame construction and steel structure construction. Up to the baseline date of evaluation, the central control building and storehouse have not been issue d with House Property Ownership Certificates. All the buildings are in normal service conditions.

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(4) Projects under construction
1) Projects under construction – Civil Work Projects
① Huaneng Hainan Power Inc.Haikou Head Quarters
The project under construction included in the evaluation scope of the Head Quarters of the Incorporation is the Caihong Mansion and the residential building of Caihong Mansion purchased by Huaneng Hainan Power Incorporation, located at No.11, Qiuhai Avenue, Haikou City, with a building area of 16,809.98 m2. Both buildings are in frame construction and have been already issued with House Property Ownership Certificate and State - owned Land Use Right Certificate, with the recorded ownership holder being Huaneng Hainan Power Incorporation. This project under construction was originally the space of Caihong Hotel that had been left unused for many years after the closure of the hotel. Huaneng Hainan Power Inc.purchased the buildings through auction (wholly purchased the two buildings, the corresponding land use rights and the underground spring mining right, the land and spring mining rights are included in the intangible assets for accounting), planning to use the buildings as the Headquarters base area and the dormitory of the Incorporation. Up to the baseline date of evaluation, the previous decoration and fitment works of Caihong Mansion and the residential building have been demolished, renovation plan has not been finalized yet. The project is now at the state of awaiting construction.

② Huaneng Hainan Power Inc.Haikou Power Plant
The project under construction included in the evaluation scope of Haikou Power Plant is the new elevator of the Admin Building of the Power Plant, with a total project contract price of 1,216,000 RMB. Up to the baseline date of evaluation, the project has been progressing normally. This project is estimated to be completed in August 2014.

③ Huaneng Hainan Power Inc.Dongfang Power Plant
The project under construction included in the evaluation scope of Dongfang Power Plant is the project of the associated facilities of the living quarter, mainly involving water and electricity works and other front-end infrastructures of the project of collecting funds for cooperative house building, and the planned total investment is 14,700,000 RMB. The project has

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

been progressing normally up to the baseline date of evaluation and is estimated to be completed in 2015.

④ Huaneng Hainan Power Inc.Gezhen Hydro Project
The project under construction included in the evaluation scope of Gezhen Hydro Plant is located in the office campsite of the hydropower plant dam area, mainly including warehouse, comprehensive building, shift work building and gate engineering and so on, which have been all put into service up to the baseline date of evaluation.
⑤ Huaneng Hainan Power Inc.Wenchang Wind Power Plant
The project under construction included in the evaluation scope of Wenchang Wind Power Plant is the front-end cost of the Phase 2 project and the offshore wind power project of Wenchang Power Plant, mainly including the front-end cost of land acquisition, survey and design expenses, and project management fee and so on. The project has not started substantial construction up to the baseline of evaluation and is now at the front-end phase of investigation and argumentation.

2) Projects under construction – installation projects
① Equipment installation projects of Haikou Power Plant mainly include the revamp project of the denitration systems of 8# and 9# generator sets, top sealing revamp of 8# furnace, revamp with steaming method to prevent spontaneous combustion in the south #1 area of Phase 4 dry coal shed, revamp of Phase 4 coal conveying sewage system, revamp of Phase 4 heat supply, in a total of 14 projects.
② The projects under construction – equipment installation projects of Dongfang Power Plant are mainly the potential net improvement revamp of the protection rooms of the site-wide generators and so on, environmental revamp comprehensive project (desulfurization and denitration), real-time data integrated platform building and so on, in a total of 7 projects.
③ The projects under construction – equipment installation projects of Gezhen Hydropower Plant are mainly the installation of hydraulic hoists, installation of flow meters for the

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

middle trunk canal, the low trunk canal and the ecological canal, revamp of hot water system and so on, in a total of 4 projects.
④ The projects under construction – equipment installation projects of Nanshan Power Plant are mainly the denitration revamp project, upgrading revamp of GG435, optical fiber revamp for dual-network construction, energy saving motor modification, real-time data integrated platform building and so on, in a total of 5 projects.
⑤ The projects under construction – equipment installation projects of Wenchang Wind Power Plant are mainly casing modification of box transformer, safety isolation modification of WCGPN-1301 monitoring system, revamp of adding an infrared camera to the nacelle of WCGPN-1302 wind turbine, revamp of group control software for wind power of WCGP- 1403 wind turbine and so on, in a total of 4 projects. Except the revamp of adding an infrared camera to the nacelle of WCGPN-1302 wind turbine, all the projects have been completed up to the baseline date of evaluation.
(5) Right of Land Use
1) General Information
A total of 37 land use rights is covered in this evaluation report, the total acreage is 9,067,246.77 square meters with a total book value of RMB 418,024,792.00. These lands are located in Qiuhai Avenue of Haikou City, Dengmai Town of Haikou City, Basuo Town of Dongfang City, Gezhen village of Dongfang City and boarder of Changjiang Town, Nanshan Mountain Management Area of Yacheng Town of Sanya City, Puqian town and Jinshan Town of Wenchang City. Details of these lands are as follows:
Summary of Lands Use

No.	Land Use Certificate No.	Land Name	Land Usage	Termination	Area (m2)	Owner	Remarks
1	Haikou GY No.000097 (2014)	Land used for Rainbow Mansion	Transferred as business finance	2058/10/10	3981.48	Huaneng Hainan Power Inc.	Company home office
2	Haikou GY No.000093 (2014)	Land used for Rainbow Mansion	Transferred as business finance	2058/10/10	3495.00	Huaneng Hainan Power Inc.	Company home office
3	Haikou GY No.000107 (2014)	Land used for Rainbow Mansion	Transferred as business finance	2058/10/10	830.00	Huaneng Hainan Power Inc.	Company home office

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

4	Macun GY No.54 (2003)	Land used for ash yard	Transferred for industrial purpose	2062/1/14	350,000.26	Haikou Thermal Power Generation Inc.	Haikou Power Plant, no change to name
5	Macun GY No.55 (2003)	Land used for plant area, water plant, off-site roads	Transferred for industrial purpose	2062/1/12	250,794.23	Haikou Thermal Power Generation Inc.	Haikou Power Plant, no change to name
6	Macun GY No.56 (2003)	Land used for water wells No.2, 3, 4 and water pipes	Transferred for industrial purpose	2062/1/14	2,532.19	Haikou Thermal Power Generation Inc.	Haikou Power Plant, no change to name
7	Macun GY No.57 (2003)	Land used for original gas turbine plant	Transferred for industrial purpose	2062/1/10	42,757.01	Haikou Thermal Power Generation Inc.	Haikou Power Plant, no change to name
8	Macun GY No.58 (2003)	East side of plant (land used for phase 4 project)	Transferred for industrial purpose	2062/1/12	38,492.14	Haikou Thermal Power Generation Inc.	Haikou Power Plant, no change to name
9	Macun GY No.30 (1999)	Land for turbine expansion	Transferred for industrial purpose	2049/7/28	3,805.20	Haikou Thermal Power Generation Inc.	Haikou Power Plant, no change to name
10	Macun GY No.31 (1999)	Land for turbine expansion	Transferred for industrial purpose	2049/7/28	1,204.27	Haikou Thermal Power Generation Inc.	Haikou Power Plant, no change to name
11	Macun GY No.0039 (2001)	Land for ash plant	Transferred for industrial purpose	2059/10/10	11,121.90	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
12	Macun GY No.0040 (2001)	Land for ash plant	Transferred for industrial purpose	2059/10/10	750,435,92	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
13	Macun GY No.0041 (2001)	Land for phase 2 pipings	Transferred for industrial purpose	2059/10/10	12,514.95	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
14	Macun GY No.0042 (2001)	Land for deep water well	Transferred for industrial purpose	2059/10/10	509.96	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

15	Macun GY No.0043 (2001)	Land for deep water well	Transferred for industrial purpose	2059/10/10	2,138.64	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
16	Macun GY No.0045 (2001)	Land for deep water well	Transferred for industrial purpose	2059/10/10	288.52	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
17	Macun GY No.0046 (2001)	Land for deep water well	Transferred for industrial purpose	2059/10/10	330.69	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
18	Macun GY No.0047 (2001)	Land for plant area	Transferred for industrial purpose	2059/10/10	18,217.84	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
19	Macun GY No.0049 (2001)	Land for plant area	Transferred for industrial purpose	2059/10/10	5,327.30	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
20	Macun GY No.0050 (2001)	Land for plant area	Transferred for industrial purpose	2059/10/10	3,330.58	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
21	Macun GY No.0051 (2001)	Land for deep water well	Transferred for industrial purpose	2059/10/10	128.40	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
22	Macun GY No.0052 (2001)	Land for deep water well	Transferred for industrial purpose	2059/10/10	197.43	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
23	Macun GY No.0053 (2001)	Land for phase 2 buildings	Transferred for industrial purpose	2059/10/10	135,955.04	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
24	Macun GY No.0059 (2001)	Land for phase 2 buildings	Transferred for industrial purpose	2059/10/10	26,447.32	Hainan Zhonghai Energies Inc.	Haikou Power Plant, no change to name
25	Macun GY No.0095 (2014)	Land for phase 5	Transferred for industrial purpose	2063/11/12	17,297.33	Haikou Power Plant of Huaneng Hainan Power Generation Inc.	Haikou Power Plant, no change to name
26	None	Off site roads for phase 4	Land use for industrial purpose	No	21,826.60	No land certificate	Haikou Power Plant

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

27	None	For water trenches and storm water lines	Appropriated for industrial purpose	No	53,407.60	No land certificate	Dongfang Power Plant
28	Dongfang GY No.000002 (2013)	Land use No. 2012-07 for phase 2	Transferred for industrial purpose	2063/1/29	69,630.06	Dongfang Power Plant of Huaneng Hainan Power Generation Inc.	Dongfang Power Plant, no change to name
29	Dongfang GY No.002 (2010)	Land use for plant area	Appropriated for energies infrastructure	No	263,844.00	Dongfang Power Plant of Huaneng Hainan Power Generation Inc.	Dongfang Power Plant, no change to name
30	Dongfang GY No.001 (2010)	Land use for ash plant	Appropriated for energies infrastructure	No	256,477.00	Dongfang Power Plant of Huaneng Hainan Power Generation Inc.	Dongfang Power Plant, no change to name
31	Dongfang GY No.061 (2012)	Land use for indemnificatory housing for employees of Dongfang Power Generation Plant	Appropriated for housing	No	33,330.00	Huaneng Hainan Power Generation Inc.	Dongfang Power Plant
32	None	compensation for land acquisition in Gezhen	Land use for reservoir area, transport hub area, and roads	No	6,313,644.90	No land certificate	Gezhen Hydraulic Power Plant
33	SanTuFang No.8169 (2007)	Land use right of Nanshan Mountain power plant	Land use as industrial purpose	2044/1/1	264,134.64	Huaneng Hainan Power Generation Inc.	Nanshan Mountain Power Plant
34	SanTuFang No.1529 (2002)	Land use right of residential area for Nanshan Mountain Power Plant	Comprehensive land use	2064/7/1	14.45	Hainan Zhonghai Energies Inc.	Nanshan Mountain Power Plant, no change to name
35	SanTuFang No.5471 (2006)		Comprehensive land use	2064/7/1	348.25	Huaneng Hainan Power Generation Inc.	Nanshan Mountain Power Plant

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

36	SanTuFang No.5472 (2006)		Land use for housing	2064/7/1	12,696.05	Huaneng Hainan Power Generation Inc.	Dongfang Power Plant (including 269.64 m2 of land for corresponding unsold housing)
37	WGY No.W2200803 (2009)	Phase 1 land	Appropriated for transport ation energy	No	95,759.62	Huaneng Hainan Power Generation Inc.	Wenchang Wind Power Plant
	Total				9,067,246.77

Parcels of land to be evaluated are owned by the state. Three parcels including the road area of phase four Haikou Power Plant , the open water intake channel and rainwater pipe area in Oriental power plants, the reservoir area, the hub area and the road area of GeZhen Hydropower Station have not yet obtained " Warrants for the Use of State-owned Land ". The book value mainly contains relocation compensation fee and land management fees, etc. There are also 26 parcels of land whose use rights and the land rights names on the warrant have not been transmitted to Huaneng Hainan Power Inc.

2) Land Utilization Condition

① The company headquarters
Land use rights of the company headquarter correspond to the ongoing Rainbow Building project on the ground, which is located at No.11 of QiuHai Avenue in Haikou with a building area of 16809.98 square meters. The buildings all use frame structure and will be used as the company headquarter and dormitory. By the valuation reference day, the original decoration and installation work of the Rainbow Building and residential building have been removed

Renovation plan is not in place and at present the project is in suspension.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

② Haikou Power Plant

The use rights of Haikou Power Plant Land correspond to the thermal power plants facilities including the main buildings of phase three and four, circulating water pump house, offices, wharves, the transmission station, dry coal shed, roads, ash area, gas turbine plant, etc. The main buildings of the first phase of has been dismantled and main buildings and related facilities of the second phase will be dismantled and eliminated according to the policy of “Promoting big ones and closing small ones”. They are now shut down.

③ the Oriental Power Plant

The land use rights of the Oriental Power Plant correspond to the ground coal-fired power facilities including main buildings of the first and second phase, the desulphurization workshop, circulating water pump house, breakwater, wharves, the transmission station, closed coal crusher chambers, roads, chimneys, open channel office buildings, dormitory buildings, etc. They are mainly reinforced concrete and mix composite structure and in normal maintenance and use. There is also a parcel of residential land used as financing housing land. By the valuation reference day, the early stage hydropower and other supporting infrastructure and the first phase residential building are under construction.

④ Gezhen Hydropower Plant

Gezhen Power Plant land is used for the second phase of Daguang Dam water conservancy irrigation power project, located at the junction of Dongfang City and Changjiang County, with an area of 9470.42 mu(631.3613333 hectare). It is used as hydropower station reservoir area, hub area, and entry road. By the valuation reference day, the land has already been demolished and compensated. The reservation area has stored water and the hub area and roads are in normal use.

⑤ Nanshan Power Plant

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

The land use rights of Nanshan Power Plant correspond to main ground assets including the main power building, controlling building, natural gas pressure regulating station, and roads. They are mainly for reinforced concrete and mixed structure and in normal maintenance and usage.
The residential land corresponds to the self-built housing located in the Nandianyuan Community in Beichuan Lane, Sanya. They are reinforced concrete structure,with the remaining housing area amounted to 4882.35 square meters after the housing reform. The rest is used as staff dormitory, part being idle. They are all in normal condition.

⑥ Wenchang Wind Power Plant

Wenchang Wind Power Plant is located in the coastal area of Puqian Town and Jinshan Town in Wenchang County, Hainan.
It is the first-phase land area for wenchang wind power plant, basically including wind fans, roads, central control buildings, warehouses and other facilities. They are
Mainly frame structure and reinforced concrete. They are also in normal condition.

(6) Other Intangible Assets
Other intangible assets include the software system tailored for the enterprise, commissioned or purchased, multiple platforms related to finance, archives, information integration, personnel, security, as well as hot spring mining rights and the right to use sea areas. In addition, the enterprise hasn’t declared other intangible assets.

Detailed information of hot spring exploitation rights is in the following table
Hot spring exploitation rights
Mining license	C4600002012061120125609
Mining right owner	Huaneng Hainan Power Inc.
Mining mineral	Geothermal

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Mining method	underground mining
The scale of production	110000 cubic meters per year
The mining area	1.1236 square kilometers
Effective period	November 26, 2013 to June 12, 2032

(7) Long-term deferred expenses
Long-term deferred expenses are mainly land leasing fees paid by Huaneng Hainan Power Inc. including Land acquisition costs for water supply pipelines in haikou power plant.

(8) Deferred Income Tax Assets
Deferred tax assets are temporary differences due to historic bad liabilitiess and fixed asset impairment in Hainan Power Inc.
3 The number and types of off-sheet assets reported by the enterprise
No.
4. Asset Status Referred to by Other Agencies’ Conclusions
This evaluation of land use rights includes a total of 37 parcels of land, with a use area of 9,067,246.77 square meters. The client hires Beijing Huaxia Real Estate Appraisal Co., Ltd to evaluate the land use right of 32 parcels of land with the same purpose and on the same day. The remaining 5 parcels of land, mainly the requisition cost of power plant project and corresponding residential land, will be incorporated as fixed assets and evaluated properly.
See the table below:

Name	Valuation by land valuation institution		Valuation by asset valuation institution		The processing method and the reason of asset evaluation
	Number of parcels	Area	Number of parcels	Area

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Haikou Headquarter	3	8,306.48
Haikou power plant	22	1,673,827.12	1	21,826.60	No certificate of land, checked book value as valuation value
Oriental power plant	4	623,281.06	1	53,407.60	No certificate of land, checked book value as valuation value
Gezhen hydropower plant			1	6,313,644.90	No certificate of land, checked book value as valuation value
Nanshan power plant	2	276,830.69	2	362.7	Valuation along with corresponding residential area
Wenchang wind power plant	1	95,759.62
Subtotal	32	2,678,004.97	5	6,389,241.80
Total	37	9,067,246.77

The client and the evaluated unit has confirmed in the “Statement of related matters about assets evaluation of enterprise” that the appraised assets and scope of evaluation complies with the economic behavior involving objects and scope of evaluation.

IV.Types of Value and Definitions
According to the characteristics of the evaluation purpose and the appraised assets, the value type of this evaluation is market value.
Market value refers to estimated amount of value when the object performs regular fair trade on the valuation reference day rationally and free of any force with voluntary buyers and sellers.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

V. Valuation Reference Day
This report's valuation reference day is May 31, 2014.
The valuation reference day of the report is decided by the client.

VI. valuation Basis
(A) Behavior Basis
The resolution made by the 22nd general manager 's meeting of
China Huaneng Group 2014
(B)Legal Basis
1 Enterprise State-owned Assets Law of the People’s Republic of China
2. Company Law of the People’s Republic of China
3. Securities Law of the People’s Republic of China
4. The property law of the People's Republic of China;
5. Land Administration Law of the People’s Republic of China
6 Law of the People’s Republic of China on the Administration of Urban Real Estate
7. The state council Order 91 " Administrative Measures for Valuation of State-owned Assets;
8.[ 1992] No. 36 "Detailed Rules for Implementation of the Administrative Measures for Valuation of State-owned Assets " issued by former State -owned Assets Administration;
9. Decree No. 12 "Detailed Rules for Implementation of the Administrative Measures for Valuation of State-owned Assets " issued by State-owned Assets Supervision and Administration Commission of the State Council;
10. Order No.14 "Regulations of some issues of Valuation of State-owned Assets " issued by the Ministry of Finance;

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

11. Order No.3 “Interim Measures for the administration of the transfer of state-owned property rights of enterprises” issued by state-owned Assets Supervision and Administration Commission and the Ministry of Finance
12." Guiding Opinions on Attention of Certified Public Valuers on Legal Ownership of Valuation Targets " National UNCDF property [ 2013 ] No. 64 ;
13." Circular on Strengthening the Administration of the Appraisal of State-owned Assets of Enterprises " state-owned Assets Supervision and Administration Commission production right [2006 ] No. 274 ;
14. "Notice on Matters Related to the state-owned assets evaluation Audit Work " state owned property right [2009]941;
15. "Notice on the transfer of state-owned property -related matters," SASAC state owned property rights .
16. Other laws, regulations and documents etc. related to the evaluation

(C)Criteria
1. Asset Valuation Standards - Basic Principles "(Financial Companies [2004] no. 20);
2 “Standards of Professional Ethics for Asset Valuation - Basic Principles"(Financial Companies [2004] no. 20);
3. " Standards of Professional Ethics for Asset Valuation - Independence " ( Zhong Ping Xie [2012 ] No. 248 ) ;
4. “Guiding Opinions on Attention of Certified Public Valuers on Legal Ownership of Valuation Targets" (Hui Xie [2003 ] No. 18) ;
5. " The Guiding Opinions on Types of Value in Asset Valuation " ( Zhong Ping Xie [2007 ] No. 189) ;
6. " Guidelines for the State-owned Asset Valuation Reports of Enterprises " ( Zhong Ping Xie [2011 ] No. 230)
7. "Asset Valuation Standards - enterprise value " ( Zhong Ping Xie [2011 ] No. 227) ;

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

8. "Asset Valuation Standards - Evaluation Report" ( Zhong Ping Xie [2011 ] No. 230) ;
9. "Asset Valuation Standards - Evaluation Program" ( Zhong Ping Xie [2007 ] No. 189) ;
10. " Asset Valuation Standards - Business Conditions " ( Zhong Ping Xie [2011 ] No. 230) ;
11. "Asset Valuation Standards - Working Papers" ( Zhong Ping Xie [2007 ] No. 189) ;
12. "Asset Valuation Standards - Machinery and Equipment " ( Zhong Ping Xie [2007 ] No. 189) ;
13. "Asset Valuation Standards - Real Estate " ( Zhong Ping Xie [2007 ] No. 189) ;
14. “Guidelines on Quality Control of Business Operations of Valuation Institutions” (Zhong Ping Xie [2010] no. 214);
15.” Asset Valuation Standards - Using Experts to Work “(Zhong Ping Xie [2012] no. 244);
16. “The Urban Land Valuation Regulations” of the People's Republic of China national standard GB/T 18508-2001;
17. " Real Estate Valuation Norms" National Standard of the People's Republic of China GB / T50291一1999;
18. " Sea Evaluation Technical Guidelines " (National Sea Administration [ 2013 ] No. 708) ;
19. " Accounting Standard for Enterprises - Basic Standard" (the Ministry of Finance Decree No. 33).
(D)The Property Right Basis
1. “Certificate of Real Estate Ownership of the People’s Republic of China”
2. The "State-owned Land certificate on land use right of the People's Republic of China" and "Transfer Contract of Land Use Right ";
3. “Provisions on the Criteria for Compulsory Discard of Motor Vehicles Vehicle Driving License of the people's Republic of China”
4.”Sea Access Warrents of the People's Republic of China ".
5. Certificate of property title such as equipment purchase contract, invoice and other information;
6. Other relevant certificate of property title.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

(E): Price Basis
1. "Thermal Power Project Construction Budgeting and Calculation Rules" (2013 edition);
2. “The Electric Power Construction Engineering Budget Quota "(2013 edition);
3. “The 2013 Version of the Electric Power Construction Engineering Quota and Cost Calculation Rules Issued by Former National Energy Administration”[2013] no. 289;
4. “Thermal Power Engineering Limited Design Reference Cost Indicators (level 2012)” by the Institute of Electric Power Planning and Design;
5. Hydropower project - construction engineering budget quota (2007);
6. The provisions of design budget estimate making of hydropower project (2007);
7. Estimated budgetary cost standard for water and electricity engineering design (2007);
8. Budget quota for hydropower equipment installation engineering (2003 edition);
9. “Land requisition compensation and resettlement regulations for large and medium-sized water conservancy and hydropower project construction” (state council order No. 471);
10. “The onshore wind power plant project budget quota "(2011) (NB/T31010-2011);
11. “The Onshore Wind Power Plant Project Design Rules for Tendering and Charge Standard "(2011) (NB/T31011-2011);
12. “The Construction Project Valuation Quota of Hainan Province” (2011).
13. Rules for Engineering Budgetary Estimate of Coastal Port Construction”(2004), “Hydraulic Engineering Quota of Coastal Port” (2004), “Ship Machinery Cost Quota” (2004) (The ministry of communications and Water Conservancy [2004] no. 247);
14. Rules for Dredging engineering budgetary estimate, budget ration for dredging engineering (1997), dredging engineering ship cost quota(1997) (the ministry of communications and Water Conservancy [1997] no. 246);
15. Price standard for maritime space use (The Ministry of Finance [2007] no. 10);

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

16. “Construction Cost Information for Hainan Project”, May, 2014
17. [2002] No. 10 "Notice on project Survey and design fees management" by The state development planning commission, the ministry of construction;
18. [2007] 670 "Notice on construction project supervision and the related service charge management stipulation "by the National Development and Reform Commission
and the ministry of construction price;
19 "Completion Accounts ", "Project Settlement "Feasibility Report”, “Initial Design" and other documents provided by the company;
20. Main equipment purchase contracts provided by the enterprises;
21. Main equipment operation, repair, renovation records and security records of special equipment such as boilers, elevators, and pressure vessels provided by the enterprise;
22. Installation contracts provided by the enterprise;
23. "Mechanical and Electronic Products Quotation Manual" (2014) by the Machinery press;
24. “Rules for the Implementation of the Interim Regulations for value added tax of the people's Republic of China” (the Ministry of Finance, National Tax Bureau No. 50);
25. “Notice on Several Problems about the Implementation of VAT Reform” (the Ministry of Finance and Tax [2008] no. 170);
26. The " Provisions on the Criteria for Compulsory Discard of Motor Vehicles " (the ministry of commerce, national development and reform commission, ministry of public security, environmental protection, 12, 2012);
27. "Notice on Including Railway Transportation and Postal Service in VAT Pilot (the ministry of finance and tax [2013] no. 106);
28. Annual earnings forecasts and related data provided by the enterprise;
29. Other data about financial and accounting management provided by the enterprise;
30. The loan interest rate and exchange rate on valuation reference day;
31. Recent treasury yields, financial index and risk index of similar listed company;

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

32. The Wind information;
33. “Reference Manual for Asset Evaluation Data ".
34 Zhonghe Assets Appraisal co., LTD., "Evaluation Information Network";
35. On-site survey and verification records by evaluation personnel;
36. Inquiry information of key equipment;
37. Procurement contract, sales contract and investment agreement provided by the enterprise, etc.;
38. Other related information collected by the evaluation personnel.

(F) Other Evidence
1. Assets list and application for evaluation by the evaluated unit;
2. the PWC issued Zhongtian (2014) No. 1549 special audit report by PWC zhongtian certified public accountants affairs (special ordinary partnership) on valuation reference day.
3. “Land appraisal report” by Beijing Huaxia Real Estate Appraisal co., LTD on valuation reference day:
See the table below

No.	The power plant	Parcels of land	Land area	Nature of the land	valuation value	Report number
1	Haikou headquarter	2	3,981.48	Business financial transfer	25,608,879.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Haikou City , Hainan Province - Transfer -1

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

2	Haikou headquarter	1	4,325.00	Business financial transfer	31,628,725.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Haikou City , Hainan Province - Transfer -2
3	Haikou headquarter	22	1,673,827.12	Industrial Transfer	796,219,416.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Chengmai County , Hainan Province - Transfer -1
4	Oriental power plant	1	69,630.06	Industrial Transfer	25,484,600.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Dongfang City , Hainan Province - Transfer -1
5	Oriental power plant	1	263,844.00	energy and infrastructure allocation	71,237,880.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Dongfang City , Hainan Province - Allocation -1

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

6	Oriental power plant	1	256,477.00	energy and infrastructure allocation	53,603,690.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Dongfang City , Hainan Province - Allocation -2
7	Oriental power plant	1	33,330.00	Residential area allocation	13,665,300.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Dongfang City , Hainan Province - Allocation -3
8	Nanshang power plant	1	264,134.64	Industrial Transfer	171,687,516.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Sanya City , Hainan Province - Transfer -1
9	Nanshang power plant	1	12,696.05	Residential area allocation	111,382,447.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Sanya City , Hainan Province - Transfer -2

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

10	Wenchang wind power plant	1	95,759.62	Transportation and energy allocation	23,269,588.00	( Beijing ) Zhongdi Huaxia (2014) ( estimate ) No.71 - Wenchang City , Hainan Province - Allocation -1
	Total	32	2,678,004.97		1,323,788,041.00

VII. Evaluation Method

1)	Selection of Evaluation Methods
According to the evaluation criteria and legislation in China and the international conventions, enterprise value evaluation has the following basic methods: income approach, market approach and asset-based approach. One should choose one or more methods after analyzing their feasibility based on the information of the enterprise, its type of value and its data collection while evaluating.
The income approach refers to determining the value of the company under evaluation by discounting its prospective earnings as per a certain discount rate or capitalization rate. Income approach reflects the expectation principle – the value of an enterprise or its asset determines on its future profitability. Income method is mainly applicable for enterprises which can make relatively reasonable and reliable estimate of their prospective earning capacity in the future. Basically it requires the evaluated enterprise to have a relatively stable performance and capable of stable operation in the future, etc. According to the Assets Evaluation Standards - Enterprise Value (Article 23): Certified Public Valuer (CPV) shall make

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

appropriate consideration on the applicability of the income method according to the company’s history of operation, the future earnings that can be predicted and the adequacy of the evaluation information obtained. As the evaluated company has been operating in good condition, and its future development and earnings can be predicted reasonably, we adopted the income approach for the evaluation.
Market approach means to compare the value of the company with the comparable companies which have been transacted on the market and the transaction value of their equity assets such as stocks, securities and so on, using their transaction price as the basis to determine the value of the company. Two methods that are usually used in the market approach are comparison with reference companies and comparison with merger cases. Comparison with reference companies means to analyze the operation and financial data of the listed companies that are in the same or similar industries with the evaluated company and calculate the appropriate value ratio or economic indicator, comparing it with the evaluated company to get the evaluation result. Comparison with merger cases means to analyze the transaction, transfer and merger cases of companies that are in the same or similar industries with the evaluated company, obtain and analyze their data and calculate the appropriate value ratio or economic indicator and compare it with the evaluated company to get the evaluation result. The market approach uses real transaction cases as the reference to estimate the company’s value. It has advantages such as direct evaluation process and market-based data, but it requires that the evaluated company is comparable with the reference companies. According to the Assets Evaluation Standards - Enterprise Value (Article 33): Certified Public Valuer (CPV) shall make appropriate consideration on the applicability of the market approach according to the adequacy and reliability of the operation and financial data of the obtained comparable companies and the number of the comparable companies which information can be acquired. As it is hard to find companies which have comparable business model, we will not adopt the market approach for the evaluation.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Asset-based approach means to base its evaluation of the total asset on the value equaling to the investment volume of rebuilding a company or an independent profitable entity that is equal to the evaluated company on the base date of evaluation, which is to evaluate all the single assets and liabilities on the company’s balance sheet from the angle of cost, reflecting the company’s value from the company’s incorporation. The production features of the evaluated company (basic industry) include large investment in the fixed assets, large floor space, long construction time, complete related information and comply with the requirement of asset-based approach. Therefore, we adopt asset-based approach for the evaluation.

2)	Asset-based Approach
Current Assets This evaluation is conveyed with different evaluation methods according to the following classifications:
(1) material current assets: mainly refers to the inventory. Inventories under normal turnover are evaluated based on the market price; the raw materials and low priced and easily worn articles are evaluated based on the market price plus appropriate purchasing cost. As for stocks with short purchase time, quick turnover and in normal application, the real cost of which is basically the same with the market price on the reference day or the market value of which stays unchanged, they will be evaluated according to the verified quantity and adjusted book cost. As for the overstocks, their value will be evaluated based on the market price and its cashability, market acceptance, etc.
(2) Monetary current assets: including cash and bank deposit. Verify with means including cash verification, bank statements, bank confirmations, etc. The RMB currency assets will be evaluated according to the verified value, and the foreign currency assets will evaluated according to the exchange rate on the base date of the evaluation.
(3) Prepaid receivable current asset: including accounts receivable, other receivables, prepaid accounts, etc. As for receivable current assets, the evaluation value is determined

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

according to the amount of receivables of each payment on the basis of verifying its book balance. As for prepaid accounts, the evaluation value is determined according to the recoverable goods or services and the assets or rights formed.
(4) Other current asset: for other current assets, the valuer will determine the evaluation value based its assets or equities after checking the accounting book, the original certificate, etc. and confirming its business unit, its business content and payment amount.
2. Non-current assets The non-current assets are divided into the following categories with each using different evaluation methods.
Evaluation: (1) Long-term equity investment: Reasonably determine the evaluation method in accordance with the factors including the specific assets, profitability and the influence on the assessed object. As for long-term equity investment with the control power, its stock value shall be determined according to the product of the total equities of the shareholders time their shareholding ratio. When assessing all the shareholders’ equity of the invested company, the evaluation will be conveyed using appropriate evaluation method according to the Assets Evaluation Standards - Enterprise Value and the characteristic of the company. As for shareholders without control power, the evaluation will be determined according to the product of the book value of total shareholders’ equities in the reference day of financial statement times its shareholding ratio.
(2) Buildings: The evaluation method can be determined according to the purpose, way of acquisition and characteristics of the buildings. As for buildings acquired through self-built, the evaluation will adopt replacement cost method. For buildings purchased on the market where the local real estate transaction market is active, the evaluation can adopt the market comparison approach. For the to-be-dismantled or already dismantled buildings, the evaluation value is zero. For the remaining welfare-oriented public housings and relevant facilities of the Haikou power plant (originally were the residences and infrastructures of the

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Haikou power plant after the electric system of Haikou city is finished which takes up 1.38% of the book value, locating at the Dianli village, Longhua district, Haikou city.), there is still not relevant disposal plans, so the evaluation this time will determine its value according to its book value.
1) The replacement cost method The evaluation result of buildings is calculated with the following formula: evaluation value = replacement cost times integrated newness rate
(1) Determining the replacement cost A. Common buildings Replacement cost = comprehensive cost of the construction and installation engineering + upfront fees and other expenses + cost of capital. Among them: construction and installation engineering comprehensive cost refers to the construction cost paid by the contruction unit directly to the contractor. Construction and installation engineering comprehensive cost = building engineering cost + decoration engineering cost + installation project cost. The valuers will choose representative buildings from buildings with same applications and structures according to the category of buildings, and determine the construction and installation engineering comprehensive cost on the reference day of evaluation based on the materials gathered that reflect the design, budget and final account, contract and the local construction project budget and building cost information.
Other buildings can be calculated with analogy approach as per the construction and installation cost of other representative buildings from buildings with same applications and structures, combining the common data and parameter used for evaluation of buildings.
Upfront fees and other expenses refer to expenses occurred during the project construction which should be paid to the government departments or the units other than the contractors. The amount will be determined respectively according to the billing items and standards set by the local supervision authorities and billing standards for professional services, and the characteristics of the assessed building project.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

For common buildings, the capital cost will be calculated according to reasonable construction period and effective loan interest rates on the reference day of evaluation, and assuming the construction fund is injected equably.
B. Special buildings. Special buildings mainly refers to buildings built to meet the requirement of enterprise production process, equipment installation and product characteristics, such as main power house of thermal power projects, coal unloading ports, chimneys, water-power river dam, dam plants, etc.. Their replacement cost should be calculated according to different standards and related industry quota respectively, and their pre-project cost should be calculated according to different type of projects.
The cost of capital should be calculated respectively according to reasonable construction period and effective loan interest rates over the same period of the reference day of evaluation:
A.	For thermal power generation facilities, the cost of capital is calculated according to the 2013 Budgeting and Calculation Regulations of Thermal Power Projects:
Coefficient of the cost of capital = capital cost coefficient before the electricity generation of the first unit + capital cost coefficient after the electricity generation of the first unit. Among them:
Capital cost coefficient before the electricity generation = Σ [(cumulative investment at the beginning of the year + investment of the year / 2) * annual interest rate]
Capital cost coefficient after the electricity generation of the first unit = Σ [(investment of the year/2) * annual interest rate]
Cost of capital = (project cost + pre-project and other expenses) x coefficient of cost of capital
B.	For hydropower facilities, the calculation formula is as follows according to The Budget Estimate Regulation on Designing of Water-power Engineering (2007 Edition)

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Cost of capital during construction = (reset construction basic cost + supplementary project cost + compensation of land requisition and resettlement+ base + independent fee) x total interest coefficient
Total interest coefficient = ∑ (sum of cumulative investment proportion of a single unit at the beginning of the year and the interest coefficient + investment proportion of a single unit of the year/ 2) * / months using the capital during the year / 12 * real interest rates of the year

C.	For port facilities, the calculation formula of capital cost is as follows according to The Budget Estimate Regulation on Construction Projects of Coastal Ports (2004 Edition):
Coefficient of capital cost= Σ [(cumulative investment at the beginning of the year + investment of the year/ 2) * annual interest rate]
(2) Determining the comprehensive newness rate. The comprehensive newness rate is determine by the weighted average of the two calculate result of age limit approach and exploration approach. The calculation formula is as follows:
Comprehensive newness rate = age limit approach of newness rate * 40% + scoring approach * 60%. Among them:
Age limit approach of newness rate = remaining durable years of the building ÷ economic and durable years of the building * 100%
The remaining durable years of the buildings refers to the remaining durable years of the building till the reference day of the evaluation. Generally it uses the durable yeas of the building minus the years already spent and make appropriate amendment according to the actual maintenance condition of the building.
The newness rate of scoring approach is determined according to the scoring standard of the newness rate of buildings with different structures, combining the site survey result of the structure, decoration and equipment (facilities) of the buildings.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

The newness rate of scoring approach = scoring of the structure newness * G + scoring of decoration newness * S + scoring of equipment (facilities) newness * B
Evaluation of G, S and B is determined respectively according to ratio of the structure, decoration and equipment (facilities) in the total cost of the building.
The scoring criteria of the newness of evaluated buildings is determined according to the national and local scoring criteria of the damage level and newness of the buildings, combining the requirement of design and usage of the buildings.
2) Market comparison approach. The market comparison approach is to compare the evaluated building with the similar buildings that have been transacted around the reference day of evaluation and make appropriate amendment on their known prices so as to estimate the objective and reasonable value of the building. The evaluation value of the evaluated building = price of the reference building * correction coefficient of the transaction situation * correction coefficient of the transaction date * correction coefficient of region factors * correction coefficient of individual factors. As for the un-sold residence building A, B, C and D of the Nanshan power plant south park (with construction area of 728.39 square meters and land usage area of 269.64 square meters), its land usage right evaluation value has been reflected in the Land Valuation Report provided by Beijing Zhongdi Huaxia Land Real Estate Appraisal Co., LTD., so its evaluation value will be determined according to the ratio between the land use area and the total area in the Land Valuation Report.
(3) Equipment.
According to the characteristics of the evaluation purpose and evaluated equipment, we mainly adopt the replacement cost method in the evaluation.
1)	The replacement cost method
Assessed value = replacement cost * comprehensive newness rate.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

For equipments with economic depreciation, a certain consideration should be given to economy depreciation before determining the evaluation value. Assessed value = replacement cost * comprehensive newness rate - economic depreciation
① Determining the replacement cost.
A. Machinery and equipment purchased domestically. Replacement cost generally includes equipment purchase expense, freight and installation fee, upfront and other fees and cost of capital. The fees except for purchase expense (cost) is determined according to the relevant equipment characteristics and equipment prices obtained during the evaluation and trading conditions. According to the Provisional Regulations on VAT of the Chinese People's Republic of China, the full price of replacement does not include VAT involved in the equipment purchase and transportation.
Among them: the equipment purchase expense is determined according to the recent transaction price and inquiry results from the suppliers of the related equipment, and other public price information gathered by the valuer. Equipment without direct price information will use information of alternative products. And when there is no alternative product, the value will be determined with the price index approach on the basis of implementing rationality verification of the original acquisition cost. The freight cost mainly consists of fees of procurement, transportation, handling charge, the safekeeping fee, etc. and determined according to the type, distance, and ways of transportation of the evaluated equipment. The installation fee is determined according to the usage, features and installation of the evaluated equipment.
For equipment that independent setting base, the basic expense should also be determined according to its usage, load , etc. (except for the ones under unified consideration in the construction of the workshop).

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

The cost of capital is the cost of capital used in the normal construction period. The rate refers to the loan interest rates in the same period announced by the People's Bank of China and is calculated according to different project categories. The specific calculation process is described in the calculation method of the capital cost of buildings.
For equipment that does not need to install or with a short installation period, the cost of capital is not need to be considered. For equipments that have been updated and its replacement cost is hard to determine, such as vehicles and computer, the valuer can determine its evaluation value through the transaction information of the same or similar equipment on the second hand market.
B. imported equipment.
Replacement cost generally includes equipment CIF (CIF), customs, foreign trade agency fee, bank charges, plus the inspection fee, domestic freight, installation and debugging, prophase and other fees and the cost of capital and not include the deducted VAT allowed by the Provisional Regulations on VAT of the Chinese People's Republic of China. Cases with alternative conditions in China can be calculated and adjusted according to domestic alternative equipment.
Among them: CIF equipment is determined by collect the price of the recent contracts or make inquiry to the manufacturers or agents. For cases without the previous conditions, it will be calculated by checking the orginal purchase contract and certificate.
The tax, inspection fees, agent and handling fee, etc. during import is determined according to the relevant regulations on the reference day of evaluation and the charging situation of the business.
C. to-be-dismantled equipment.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

According to purpose and the current situation of the assessed object, we adopt the market approach to make evaluation on the to-be-dismantled equipments, which means to determine the realizable value of the asset based on the material weight and the market price of the recoverable materials while taking a certain sum of dismantling cost into account.
D. Vehicles. Determined according to the current market price of similar vehicles on the evaluation reference date, while taking the corresponding purchase surtax, license fees and charges, etc. into account.
E. Electronic equipment. Determined mainly by checking the relevant quotation material on the evaluation reference date.
For equipments that have been used for a long time and have been updated and its replacement cost is hard to determine, such as vehicles and computer, the valuer can determine its evaluation value through the transaction information of the same or similar equipment on the second hand market.
(2) Determination of comprehensive Newness Rate
A. Mechanical and electronic equipment
Normally lift limit method and surveying method newness rates are used for determining high value equipment which are used in critical process and abnormal conditions. The formula is as below:
Comprehensive newness rate=life limit newness rate x 40% + surveying newness rate x 60%
In which: life limit newness rate= number of years available for use ÷(number of years served + number of years available for use) x 100%
Number of years available for use means the remaining years of service for equipment from evaluation reference day. Normally, the economic service years minus number of years served, and factored accordingly based on the actual maintenance status.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Surveying newness rate will be determined based on process conditions, maintenance records, verification of actual status and surveying.
With respect to less valuable or non-critical production equipment, office equipment and electronic equipment, comprehensive newness rate will be determined based on life limit newness rate.
B. Vehicles
With respect to vehicles that have mandatory retirement life, the life limit method and mileage method will be used for calculation of newness rate, then the principle of “Lower” will be used to determine the theoretical newness rate; as for vehicles without mandatory retirement life, mileage method will be used for calculation of newness rate. And then the vehicle inspection results will be used to determine the factor used for correction of theoretical newness rate, the corrected theoretical newness rate will be comprehensive newness rate.
Comprehensive newness rate = theoretical newness rate * correction coefficient， in which: theoretical newness rate = Min (newness rate of age limit approach, newness rate of mileage approach)
Newness rate of age limit approach = years already used/(years already used + years remaining) * 100%
newness rate of mileage approac = (set travel distance– travelled distance)/ set travel distance * 100%
(4) Projects under construction.
The evaluation will be conveyed according to the visual progress and construction period of the project under the following conditions:
1) has been put into use of construction projects, evaluation personnel evaluation method to carry on the review of fixed assets, such as engineering arrears, deducted from the corresponding evaluation values in need;
2) the starting time of appraisal base date within half a year, the factors influencing

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

construction price change smaller projects under construction, evaluation personnel based on the book value of the after check, eliminate unreasonable fee determine the evaluation value; Starts from the appraisal base date more than half a year, should be in accordance with the standards of evaluation base date effective and money are well fake design take the necessary cost of capital;
3) the starting time of appraisal base date more than 1 year (or the construction price influencing factors), great changes have taken place in the construction project, based on the book value of the after check, considering the construction price influence factors changes, capital use cost factors such as the reasonable value of evaluation.
4) belongs to the modification cost of fixed assets, merge into fixed assets evaluation, Yu Zaijian evaluation for the project Zero.
5) to the provision for impairment loss evaluation of projects under construction is zero.
(5) Engineering Material
Check the evaluated engineering materials term by term, observe the condition of the materials, check the book value and determine the evaluation value by categories.
1)	For materials with a short purchase time and can be used normally, the valuer will determine the evaluation value based on the checked book valuee;
2) For materials under long-term backlog and cannot be normally used, the valuer will determine the evaluation value based on the realizable value;

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

3) For materials under long-term backlog and can still be normally used, the valuer will determine the evaluation value based on the reset price of the reference date by taking the newness rate into account.
(6) Disposal of fixed assets.
The evaluation of disposal of fixed assets is conveyed according to different situations: For fixed assets that have not been disposed, the evaluation value will be determined with appropriate methods according to the actual service condition of the asset. For fixed assets that have been disposed but have not undergone accounting treatment, the evaluation value is considered as zero.
(7) Land Use Rights
Client has requested Beijing Zhongdi Huaxia Land Appraisal Company to perform evaluation on the values of 32 land use rights based on the same evaluation purposes and same reference day; two housing lands have been incorporated into fixed assets; the verified book value of 3 lands which are mainly compensation for land acquisition for power plant project are used as evaluation value. Please see the following table for details:

Description	By land appraisal organization		By assets evaluation organization		Methods used for evaluation and
	Number of lands	Area	Number of lands	Area	justifications
Head office of Haikou Company	3	8,306.48
Haikou Power plant	22	1,673,827.12	1	21,826.60	No land certificate, the verified book value is used for evaluation
Dongfang Power plant	4	623,281.06	1	53,407.60	No land certificate, the verified book value is used for evaluation

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER
Gezhen Hydropower plant			1	6,313,644.90	No land certificate, the verified book value is used for evaluation
Nanshan Mountain power plant	2	276,830.69	2	362.70	Evaluated together to corresponding housing
Wenchang wind power plant	1	95,759.62
Subtotal	32	2,678,004.97	5	6,389,241.80
Total	37	9,067,246.77

During verification and evaluation, the valuer has communicated with land estimator regarding verification status, evaluation method, selection of factors, and rationalization of evaluation results, and based on the agreed agreements, the evaluation results of Land Value Evaluation have been directly referred to in this report for land use rights of these 32 lands. Please see the followings for details:

No.	Owner	Number of lands	Area	Land usage	Estimated value	Report No.
1	Haikou Home Office	2	3,981.48	Transferred for business finance	25,608,879.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Haikou-transferred-1
2	Haikou Home Office	1	4,325.00	Transferred for business finance	31,628,725.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Haikou-transferred-2

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

3	Haikou Power Plant	22	1,673,827.12	Transferred for industrial purpose	796,219,416.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Dengmai Town-transferred-1
4	Dongfang Power Plant	1	69,630.06	Transferred for industrial purpose	25,484,600.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Dongfang City-transferred-1
5	Dongfang Power Plant	1	263,844.00	Appropriated for energies infrastructure	71,237,880.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Dongfang City-appropriated-1
6	Dongfang Power Plant	1	256,477.00	Appropriated for energies infrastructure	53,603,690.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Dongfang City-appropriated-2
7	Dongfang Power Plant	1	33,330.00	Appropriated for housing	13,665,300.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Dongfang City-appropriated-3

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

8	Nanshan Mountain Power Plant	1	264,134.64	Transferred for industrial purpose	171,687,516.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Sanya City-transferred-1
9	Nanshan Mountain Power Plant	1	12,696.05	Transferred for housing purpose	111,382,447.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Sanya City-transferred-2
10	Wenchang Wind Power Plant	1	95,759.62	Appropriated for transportation energy	23,269,588.00	(Beijing) Zhongdi Huaxia (2014) Evaluation No. 71-Hainan Wenchang City-appropriated-1
	Total	32	2,678,004.97		1,323,788,041.00

(8) Other Intangible Assets

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

Software systems that enterprise orders or purchases shall be inquired for suppliers according to its use and upgrade. This intangible assets' valuation value is determined according to prevailing market price.

For the headquarters' hot spring mining rights, its corresponding construction work-in-progress, rainbow mansion and residential building, is suspended yet, as the original decoration and installation has been dismantled, but reconstruction project is still in the air. The hot spring mine has been disabled for several years, therefore, whether the geothermal resource is available or not is not sure. Valuation value this time is determined according to book value after verification.

According to Technical Guideline of Maritime Space Appraisal ([2013]708 under State Oceanic Administration), maritime space using rights are appraised based on basic and standard price coefficient correction. The formula is as follow:
P=PJ× (1+K) ×KJ
P——valuation value of maritime space using rights
PJ——basic and standard price of certain maritime space using type
K——total influence factor correction of maritime space price
KJ——other correction coefficients (date, service life, transaction)
Basic and standard price of certain maritime space using type is determined according to maritime fee collection standard (No. [2007]10 under Financial Comprehensive Management).

(9) Long-term Deferred Expenses

Firstly, appraisers verify general ledgers, subsidiary ledgers, accounting statements and detailed valuation and appraisal statements. Secondly, appraisers inquire enterprise’s long-term detailed deferred expenses and collect leasing agreements, settlement agreements and payment vouchers. On the basis of business content and original amount verification, valuation value is determined based on book value after verification.

(10) Deferred Income Tax Assets

Deferred income tax assets are tax payable temporary difference resulting from bad debt reserves counting and drawing and fixed assets depreciation reserves. Valuation value is determined

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

through the understanding of deferred income tax assets accounting, verification of legality, authenticity and accuracy of deferred income tax assets accounting recognition as well as the judgment of remaining assets or rights the enterprise owns after appraisal purposes have been achieved.

3. Liabilities

Liabilities include current liabilities and non-current liabilities. Current liabilities contain short-term borrowing, bills payable, accounts payable, payroll payable, taxes and dues payable, dividend payable, interest payable, other payables and non-current liabilities falling due in a year. Non-current liabilities contain long-term borrowing, estimated liabilities and other non-current liabilities.
For the liabilities within appraisal scope, they are checked on the basis of approved amount offered by PricewaterhouseCoopers Zhong Tian Limited Liability Partnership, to judge that whether the debt is assumed on valuation reference day and whether the credits are exist. Valuation value is determined according to actual debt amount that reference day needs to pay.

(三) Income Approach

Income approach refers to the valuation method which capitalizes or discounts expected income to determine valuation targets value. According to valuation purpose, discounted cash flow method is used this time to capitalize or discount shareholders’ equity of appraised enterprise. Free cash flow for the firm is adopted on the basis of the appraised enterprise’ future business model, capital structure, assets using and development trend of future income.

Total value of shareholders equity=corporate value-liabilities with interest

Corporate value=operating assets value + overage assets value + non-operating assets value + long-term equity investment value
Liabilities with interest, including short-term borrowing, bills payable with interest, long-term borrowing falling due in a year and long-term borrowing, refers to the debts which need to pay interest in the appraised enterprise’ book in valuation reference day.

1.	Operating Assets Value
Productive assets refer to assets and liabilities which related to appraised enterprise’ production management and that free cash flow estimation involves after valuation reference day. The formula of operating assets value is as follow:

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P=[∑Ri(1+r)-I + Rn+1/r(1+r)n]
Among which: P: operating assets value in valuation reference day;
Ri: estimated free cash flow in the ith year after valuation reference day;
Rn+1: estimated free cash flow in the last year of forecast period;
r: discount rate, determined by weighted average cost of capital;
n: forecast period;
(1) Calculation of Estimated Free Cash Flow (Ri)
Estimated free cash flow in the ith year=earnings before interest and tax× (1-income tax rate) + depreciation and amortization-capital expenditure-additional working capital amount
(2) Discount rate
Discount rate is calculated according to weighted average cost of capital model and the formula is
WACC=Ke×[E/(D+E)]+Kd×(1-T) ×[D/(D+E)]
Among which:
Ke: equity capital cost
E: market value of equity capital
D: market value of liabilities with interest
Kd: capital cost of debt with interest
T: income tax rate
Ke, Equity capital cost, is calculated according to capital asset pricing model, and the formula is
Ke=Rf+β×ERP+Rc
Among which:
Rf: risk-free (treasury bonds) return rate
β: beta coefficient

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

ERP: market risk premium
Rf2: long-term market expected return
Rc: enterprise special risk adjusted coefficient
(3) Income Forecast Period
Duration of free cash flow is determined by the enterprise operating period and this time is working on the assumption that the enterprise will be operated in an indefinite duration. Forecast period usually consists of two stages: detailed forecast duration and perpetual duration.

2.	Overage Assets Value
Overage assets refer to spare assets which have no direct relation to enterprise income and exceed enterprise operation needs, mainly including cash overage and assets excluded income approach. Overage assets value is usually determined based on appropriate appraisal methods as the case may be.

3.	Non-Operating Assets Value
Non-operating assets refer to the assets which have no direct relation to enterprise normal operation. It contains assets without income which do not generate profit and assets with no relation to appraisal and forecast income which leave out in the forecast income although it generates profit. Non-operating assets value is usually determined based on appropriate appraisal methods as the case may be.

VIII. Appraisal Procedure Implementation and Status
According to assets appraisal rules and regulations, our corporate appraises assets and liabilities within appraisal scope and verifies property rights. Major procedures are as follows:

(一)	Commission Acceptance
Our company held talks with representatives of client and appraised enterprise before we accept the commission and learned more about valuation purpose, target, scope and reference day. Then, we made the arrangements of documents list that appraisal needs, appraisal declaration form and income forecast list and at the same time, made an initial appraisal plan.

(二)	Assets Checking

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

From June 16, 2014 to July 11, 2014, appraisers conducted necessary spot check and stock-taking of total assets and liabilities, listened to the introduction of enterprise history and current status and carried out account verification, account and statement verification, account and reality verification of assets and liabilities according to appraisal declaration form and documents offered. Details are as follows:

1. Building appraisal
For the buildings and the subsidiary facilities declared by the enterprise, the appraiser should conduct necessary investigations based on the declaration list, do field visits, invest the object item by item, verify the floor area, check the house ownership certificate provided by the enterprise, inspect the building structure, construction quality, finish date, plane shape, indoor and outdoor fitments, installation and usage of supporting facilities (water, heating, and electricity), and keep detailed records of the necessary measurement date and inspection results in the Building Status Appraisal Table.
2. Equipment appraisal
For the equipment, electronic devices and transportation vehicles declared by the enterprise, conduct necessary investigations and verifications based on the declaration list. Invest the operating environment, working load, maintenance, natural wear, major/medium/minor repairs, and routine maintenance; make intensive contacts with the equipment management and operation personnel to have a detailed understanding about the equipment management and usage and to find out the implement of equipment management regulations; get a detailed understanding about the equipment status by asking, looking, and investigating. If the appraisers have found any problems during the appraisal, they should advise the entrusting party or the appraised company to revise and improve the declaration list accordingly, or to make supplementary explanations.
3. Appraisal of land occupancy right
Verify the legal documents, land grant contracts, and payment receipts related to the land occupancy right, get in touch with related personnel to find out the accessing of land occupancy right, invest the four boundaries, utilization status, and transactions of ambient markets of the parcel land entrusted to be appraised, and have necessary communications with appraisers from land appraisal institution.
4. Appraisal of inventories

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For the inventories declared by the enterprise, check the purchase and sale contracts, purchase invoices, sales invoices and other original accounting data based on the declaration list, verify the inventory asset with spot-check. The spot-check quantity for inventories like raw materials and revolving materials should account for more than 40% of the total quantity, and the checked book value should account for more than 60% of the total value.
5. Appraisal of open credit, other assets and debts
For open credit, other assets, and debts, the appraiser shall collect the source data, certificates, and relevant accounting data about the open credit, other assets and debts based on the declaration list, conduct necessary external confirmations or other appraisal procedures for the current account, conduct necessary accounting verification for intangible assets and debts.
6. Appraisal of long-term equity investments
Check the correlative contracts, capital verification report, and constitutions to find out the shareholders of the appraised entity, ownership structure, investment proportion, and etc., analyze the historical annual and base date of assets evaluation reports of the appraised entity to find out its asset and operation status.
7. Income approach
1) Find out the composition and changes in the historical annual equity capitals of the enterprise;
2) Find out the composition and changes in the prime operating revenue of the enterprise;
3) Find out the composition of future profit of the enterprise;
4) Find out the future operating and investment plan of the enterprise;
5) Find out the tax preference and other preferential policies of the enterprise;
6) Collect information about the industry to find out the industry status, regional market status, and future development trend;
7) Analyze and estimate the enterprise's predictions for the future based on the collected data;
8) Find out the non-productive assets and the asset conditions of the enterprise.
(3) Appraisal Estimation
If the asset-based approach is adopted, the appraiser should select an appropriate appraisal method for each enterprise asset and debt based on necessary market investigation and inquiry, so as to confirm the equity value of the appraised enterprise.

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If the income approach is adopted, the appraiser should conduct on-site inspection and discussions with the enterprise managers, get knowledge of the financial metrics of the enterprise in recent years, compare the date with the related listed companies, conduct quantitative analysis for future income, period of benefit and risk-reward of the enterprise based on a fully understanding of the market, and confirm the equity value of the appraised enterprise.
(4) Appraisal summary and report
Following the requirements in Asset Appraisal Criterion - Appraisal Report and Enterprise State-Owned Property Appraisal Report Guidelines, collect, analyze, and compose the asset appraisal report and appraisal declarations based on the appraisal results, conduct a three-step checking for the appraisal report.
IX. Appraisal assumptions
(1) General assumptions
1. Assume the appraised entity obeys the national and regional existing laws, regulations, and systems during their operations, and the current society, politics and economy policies stay unchanged;
2. Assume the appraised entity will continuously operate after the base date of assets evaluation, the usage of the business assets entrusted to be appraised keeps unchanged and will continue to be deployed in the current position, the business scope and method will keep unchanged;
3. Assume after the base date of assets evaluation, the relevant credit interest rates, exchange rates, tax bases and tax rates, and policy-related fees will have no significant changes;
4. Assume that there will be no force majeure or unpredictable factors that may cause major adverse effects.
(2) Specific assumptions and restrictions
1. Assume the technical team and senior managers of the appraised entity remain relatively stable in each year, the enterprise will not experience a severe loss of highly-qualified core professionals;
2. Assume the current and future managers of the operating entities in the appraised company are responsible, and the company managers can steadily promote the development plan of the company and the company can maintain a favorable operating situation;

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3. Assume the future operators of the appraised entity obey the relevant laws and regulations, and there will be no major violation issues that may affect the development and earnings of the company;
4. Assume the accounting policies used in the financial reports provided by the appraised company and the accounting policies as well as accounting calculation used for earning-forecast remain unchanged in important aspects;
5. Assume the appraised entity obeys the relevant national laws and regulations during the asset purchasing, obtaining, construction and development;
6. Assume the appraised tangible assets (buildings and equipment) of the appraised entity will have no major technical failures that may affect its sustainable usage, there is no noxious substance that may impose an adverse influence on their values, and there are no dangers or other damaging environmental conditions in the place where the assets are located that may impose an adverse influence on their values;
7. As to the tangible assets of the appraised object, the appraiser only check the assets appearance by eyes, and have not performed a dedicated technology inspection for the technique data, working conditions, structure, and invisible portion;
8. The earnings forecast offered by the managers of the appraised entity is made on the premise that the enterprise will continue to operate and its operations remain stable in the future, and they have objectively considered the future development plan of the enterprise and the possible influences of local government's master planning;
9. The on-grid price used in this earnings forecast is the latest benchmark on-grid price of Hainan (before the issuing of the report), and assume that it will not be adjusted in the forecasting period.
If the future conditions change, it may affect the appraisal conclusion, and the report users should fully understand the influence of appraisal assumptions and restrictions on the appraisal conclusion.
X. Appraisal conclusions
(1) Appraisal conclusion with asset-based approach
Till the base date of assets evaluation, May 31st, 2014, China Huaneng Group intends to transfer its shareholdings in Huaneng Hainan Power Inc. to Huaneng Power International, Inc., the involved audited total book value of Huaneng Hainan Power Inc.'s asset is 9,839,799,900 RMB,

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the appraised value is 11,680,638,900 RMB, the value added is 1,840,839,000 RMB, the value added rate is 18.71%; the book value of total debt is 7,059,232,000 RMB, the appraised value is 7,055,632,000 RMB, the depreciation amount is 3,600,000 RMB, the depreciation rate is 0.05%; the book value of net assets (total shareholder's equity) is 2,780,567,900 RMB, the appraised value is 4,625,006,900 RMB, and the value added is 1,844,439,000 RMB, and the value added rate is 66.33%.

Please see following table for evaluation results:
Summary of Assets Evaluation Results
Unit: 10k RMB
Item		Book value	Appraisal value	Reduction/Growth	Growth Rate
		A	C	D=C-B	E=D/Bx100%
1	Current assets	160,751.03	160,738.03	-13.00	-0.01
2	Non-current assets	823,228.96	1,007,325.86	184,096.90	22.36
3	In which: financial assets available for sale	-	-	-
4	Held-to-maturity investments	-	-	-
5	Long-term receivables	-	-	-
6	long-term equity investment	12,983.21	13,093.14	109.93	0.85
7	Investment property	-	-	-
8	Fixed assets	733,268.26	815,455.91	82,187.65	11.21
9	Projects in progress	21,508.22	17,990.77	-3,517.45	-16.35
10	Project materials	195.71	195.71	-	-
11	Disposal of fixed assets	384.62	14.70	-369.92	-96.18
12	Capitalized Biological assets	-	-	-
13	Oil and gas assets	-	-	-
14	Intangible assets	43,613.44	149,300.13	105,686.69	242.33
15	Development expenditure	-	-	-

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16	Goodwill	-	-	-
17	long-term unamortized expenses	157.03	157.03	-	-
18	Deferred income tax assets	11,118.47	11,118.47	-	-
19	Other non-current assets	-	-	-
20	Total assets	983,979.99	1,168,063.89	184,083.90	18.71
21	Current liability	299,651.20	299,651.20
22	Non-current liability	406,272.00	405,912.00	-360.00	-0.09
23	Total liabilities	705,923.20	705,563.20	-360.00	-0.05
24	Net assets	278,056.79	462,500.69	184,443.90	66.33

(2) Evaluation results based on income approach
As of May 31st, 2014, the base date of assets evaluation, in respect of the purpose, assumptions and limitations of this evaluation, for the matter that China Huaneng Group is planning to transfer the equity of Huaneng Hainan Power Inc. in its possession to Huaneng Power International, Inc., the audit results are shown as follows:

The audited total asset in book value of Huaneng Hainan Power Inc. is RMB 9,839,799,900 Yuan;
The audited total liability in book value is RMB 7,059,232,000 Yuan;
The audited net asset (total equity of shareholders) in book value is RMB 2,780,567,900 Yuan;
The valuation value is RMB 4,552,000,000 Yuan;
The value added is RMB 1,771,432,100 Yuan;
The appreciation rate is 63.71%;

(3) Evaluation Summary

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The valuation value obtained by asset-based approach is RMB 4,625,006,900. The valuation value obtained by income approach is RMB 4,552,000,000 Yuan. The difference between two approaches is RMB 73,006,900 Yuan, with a discrepancy rate of 1.60%.

The main reasons for the difference include: the asset-based approach evaluates from the perspective of re-constructing the asset structure and focuses on reflecting the replacement value of the assets of a company. The income approach evaluates the future profitability of a company and focuses on reflecting the comprehensive profitability of all assets that a company has.

As Chinese coal industry has been falling in recent a couple of years and Chinese economic growth is gradually slowing down, the earning forecast of Chinese electric power industry now is under the great influence of two factors, benchmark power price and coal price. After finally finishing the long-term rising stage in 2010, the coal price has been fluctuating drastically on the market. Although the power industry benefited a lot from the falling coal price in recent a few years, there is a quite uncertainty in the performance of Chinese power suppliers since the NDRC (The National Development and Reform Committee) has already reduced the benchmark power price twice and the Chinese power industry is not yet well-positioned for a growth.

On the other hand, the uncertainty of future performance of Chinese power suppliers who rely on coal-fired power plants may grow even greater as the Central Government is strengthening environmental protection by issuing stricter environmental protection policies. It must be pointed out here that two subsidiaries of the evaluated company, Nanshan Power Plan and Gezhen Power Plant, are exposed to higher operation risks in the coming years. Although the influence of all these factors have already been taken into consideration during the earning forecast and calculation process, the evaluator is still unable to provide a reasonable forecast about the future operation risk for the company. And there is always an uncertainty in the results obtained by income approach. Comparing the methodologies, results and objectives of the two different evaluation approaches, we think the results of asset-based approach can

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present the market value of total equity of shareholders on the base date of the assets evaluation in a more objective way.
Based on above analysis, the results obtained by asset-based approach shall be taken in this evaluation report for the conclusion. And the conclusion is: the total equity of shareholders (Net Asset) of the Huaneng Hainan Power Inc. on May 31st, 2014, the base date of evaluation, is RMB 4,625,006,900 Yuan.
XI. Statements of special issues
The Special Issues stated in this evaluation report refer to those matters that, without changing the evaluation conclusion presented, may influence the accuracy of the evaluation conclusion but beyond the professional level and capacity level and beyond the control of the evaluator.

11.1. Based on the need of achieving the evaluation objectives and the arrangements of the entrusting party, the entrusting party has trusted (Beijing) Zhongdi Huaxia Land and Real Estate Evaluation Co., Ltd. to evaluate the land use right attached to the land under the evaluation. The evaluation conclusion presented in the Land Evaluation Report that the Zhongdi Huaxia presented on August 25th, 2014, is directly quoted in this asset evaluation report as follows:

Ser. No.	Power Plant (PP)	Land(s) Evaluated	Land Area	Usage	Valuation value	Report Ser. No.
1	Haikou HQs	1	3,981.48	Commercial and financial (Transferred)	25,608,879.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Haikou City, Hainan Province, Transfer, 1
2	Haikou HQs	2	4,325.00	Commercial and financial (Transferred)	31,628,725.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Haikou City, Hainan Province, Transfer, 2

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3	Haikou PP	22	1,673,827.12	Industrial (Transferred)	796,219,416.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Chengmai County, Hainan Province, Transfer, 1
4	Dongfang PP	1	69,630.06	Industrial (Transferred)	25,484,600.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Dongfang City, Hainan Province, Transfer, 1
5	Dongfang PP	1	263,844.00	Energy infrastructure (Allocation)	71,237,880.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Dongfang City, Hainan Province, Allocation, 1
6	Dongfang PP	1	256,477.00	Energy infrastructure (Allocation)	53,603,690.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Dongfang City, Hainan Province, Allocation, 2
7	Dongfang PP	1	33,330.00	Residential (Allocation)	13,665,300.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Dongfang City, Hainan Province, Allocation, 3
8	Nanshan PP	1	264,134.64	Industrial (Transferred)	171,687,516.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Sanya City, Hainan Province, Transfer, 1
9	Nanshan PP	1	12,696.05	Residential (Transferred)	111,382,447.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Sanya City, Hainan Province, Transfer, 2
10	Wenchang Wind Farm	1	95,759.62	Transportation and energy (Allocation)	23,269,588.00	(Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Wenchang City, Hainan Province, Allocation, 1
	Total	32	2,678,004.97		1,323,788,041.00

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The Land Evaluation Report stated following limitations and things to clarify:

1.	Setting of plot ratio of the land in the Haikou HQs, 3,981.48m2, (Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Haikou City, Hainan Province, Transfer, 1:
“According to the Key Points in the Design of Jindi-Zhongsheng Plaza (City Urban Planning Letter (2011) No.1840), as well as the result of land planning and use control measures over the Jinmao Block, the commercial and financial land (D-28 Block), 3,981.48m2, located on the east side of Qiuhai Avenue, Haikou City, maintains a plot ratio of ≤3.0, a building density of ≤25% and a green space ratio of ≥40%. If there should be any difference between the settings and the levels approved by related authorities, the evaluation results should be adjusted accordingly.”

2.	Setting of plot ratio of the land in the Haikou HQs, 4,325.00m2, (Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Haikou City, Hainan Province, Transfer, 2:
“Based on the area (4,325 m2) of the evaluation object, the total construction area (16,809.98 m2) of two buildings standing on the land (excluding the construction area of the underground structure of building Caihong Mansion, assume that the construction area of the underground structure is excluded from plot ratio survey), the actual plot ratio of the evaluation object (made up of the shared areas specified on the Certificates of Title of the two buildings) is 3.9. The evaluation is based on the actual plot ratio (3.9), if there should be any difference between the settings and the levels approved by related authorities, the evaluation results should be adjusted accordingly.”
3.
Explanation on why the names of the right-holder on the Certificates of Title over the 22 lands, 1,673,827.12m2 in total, (Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Chengmai County, Hainan Province, Transfer, 1, located in the Haikou Power Plant, have not been changed:

“The right-holder of 1 of the 22 lands is the Haikou Power Plant of Huaneng Hainan Power Inc.”
“The right-holder of 7 of the 22 lands is Haikou Thermal Power Inc. After it’s merged by Huaneng Hainan Power Inc. in 2004, the entity does not exist under the name any more. But the name on the Certificates of Title of the 7 lands has not yet been changed.”
“The right-holder of 14 of the 22 lands is Hainan Zhonghai Energy Co., Ltd. It’s the old name of the Huaneng Hainan Power Inc. The name on the Certificates of Title of the 14 lands has not yet been changed.”

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4.	Things to clarify in relation to the land, 33,330.00m2, (Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Dongfang City, Hainan Province, Allocation, 3, located in Dongfang Power Plant:
“In the assumptions of the evaluation, the land is used for residential housing (economically affordable houses). The evaluator admits here that the evaluation results may be insufficient or incomplete although it had made all due diligence works because it is impossible to rule out the possibility that the evaluator may have an incorrect understanding over one or more of the laws, regulations and policies applicable to the economically affordable houses or base the conclusion on insufficient information about these rules since the construction, marketing and management of the economically affordable houses involves a lot of different laws, regulations, measures and policies that usually vary in different areas of the same province, not to mention the possibility that different person may have different understanding over different laws and regulations. If when using the report, the client find it’s necessary to make some changes on or improve the content, the evaluation report shall be revised accordingly.”

5.	Settings of plot ratio of the land in Nanshan Power Plant, 12,696.05m2, (Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Sanya City, Hainan Province, Transfer, 2:
“Deduct the shared area, 445.34m2, of Building E (Dormitory No.2) and the shared area of Building A, B, C and D resulting from the changes in the reforming of sold housings. The actual area of the evaluation object is 12,696.05m2.”
“Based on the analysis over the ‘conditions in the planned land use and current land use’ in the ‘Definition of Land Price’, the evaluator chose the plot ratio, 2.5, specified in a Haikou urban planning file, About the Acquisition of Land No.49 in YueChuan Community for the Construction of Living Areas of Nanshan Power Plant, Urban Planning Xuan Zi (95) No.07, as one of the settings of evaluation. If there should be any difference between the setting and the level approved by related authorities, the evaluation results should be voided. A new evaluation shall be carried out on the basis of the government approved plot ratio.”
The 12,696.05m2 land does not include the land (269.64m2) of the unsold residential houses.

6.	The remaining years in the land use term of the land located in Wenchang Wind Farm, 95,759.62m2, (Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Wenchang City, Hainan Province, Allocation, 1:
“Since the land use right attached to the evaluation object is allocated by local government, the

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remaining years of the land use term of it is set as Unlimited. If there should be any difference between the setting and the level approved by related authorities, a new evaluation shall be carried out on the basis of the government approved land use term.”

It’s recognized that the nature, objectives, base date, conclusion and effective term of the Land Evaluation Report is consistent with this asset evaluation report and the evaluation object in the Land Evaluation Report is consistent with the land use right of this evaluation report.

While including the conclusions of the Land Evaluation Report, this evaluation does not take into consideration of the impact from the necessary payment for changing the names of the Certificates of Title, nor the impact from the difference between the settings used in the Land Evaluation Report and the actual levels approved by related authorities.

In line with evaluation rules, the evaluator paid reasonable attention to the consistence and relation between the assumptions, results and limitations on the use of the Land Evaluation Report, as well as the things to clarify, and the requirements of this evaluation. The evaluator has fulfilled its information disclosure obligations in line with relevant evaluation rules.

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11.2 PricewaterhouseCoopers Zhong Tian CPAs Ltd. has been invited to complete the audit over the 2013 Financial Statement and the Financial Statement as of the base date of the evaluation of the evaluation object and provided an unqualified opinion audit report under the file name of PWC Audit Zi (2014) No. 1549.

11.3 The valuation value refers to the total value of the company. It’s not allowed to use the value of any single item in the breakdown for any other purpose.

11.4 The buildings included in the evaluation scope are exposed to the risk of ‘having no Certificate of Tile’ or the ‘names of right-holders have not been changed and kept in consistence with the actual ownership status’, specifically speaking:

Name	Construction area/Plot ratio (m2/m3)	Book value of housing with ownership risks	Book value of the housings	Ratio	Remarks
HQs	0.00	0.00	770,904.49	0.00%
Haikou PP	915,315.07	210,318,692.17	210,318,692.17	100.00%	‘having no Certificate of Tile’ and the ‘names of right-holders have not been changed and kept in consistence with the actual ownership status’
Dongfang PP	641,909.74	502,310,020.93	502,310,020.93	100.00%	‘having no Certificate of Tile’
Gezhen Hydropower Plant	65,537.35	131,401,473.05	131,401,473.05	100.00%	‘having no Certificate of Tile’
Nanshan PP	18,273.90	2,313,599.43	2,313,599.43	11.70%	‘having no Certificate of Tile’ and the ‘names of right-holders have not been changed and kept in consistence with the actual ownership status’
Wenchang Wind Farm	2,941.23	6,981,930.23	6,981,930.23	100.00%	‘having no Certificate of Tile’
In Total	1,643,977.29	853,325,715.81	871,553,854.15	97.91%	Without impairment provision

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The valuation value of the evaluation object is the valuation value obtained under the assumption that the ownership of all assets is complete and clear without taking into consideration of the influence of the fees charged for obtaining or changing the content of the Certificates of Title of them on the evaluation conclusion, nor the influence of the difference between the construction areas/plot ratios used in the evaluation and the actual construction areas/plot ratios written on the Certificates of Title on the evaluation conclusion.

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11.5
The market comparison approach is adopted for evaluating the unsold Building A, B, C and D, occupying a total construction area of 728.39m2 and a land area of 269.64m2, located in the Nandian Garden, Nanshan Power Plant. Based on the evaluation results presented in the Land Evaluation Report, (Beijing) Zhongdi Huaxia (2014) (Eva) Zi No.71, Sanya City, Hainan Province, Transfer, 2, the value of the land use right of the 269.64m2 land area under the unsold housing has been deducted from the valuation value of the building.

The confirmation of the construction area and land area of the unsold residential housing is based on the construction area specified in the First-Time-Traded-House Handover Charge Notice that the Huaneng Hainan Power Inc. provided for the housing already sold. As is stated in the Notice, the construction area of the unsold housing is 728.39m2, and the land area is 269.64m2. The influence of the difference in the construction area between the Certificates of Title or Certificates of Land Use Right to be received in the future has been ruled out of the evaluation conclusion.

11.6
Inside the Haikou Power Plant, located in the Dianli Community, Longhua District, Haikou City, there are a number of housing and related facilities (accounting for 1.38% of total book value) that were allocated to current owners under welfare policies. Specifically speaking, these residential housings and living facilities were originally built by the original Haikou Electric Power system and then allocated to the Haikou Power Plant. As a result, the owner does not have Certificates of Title of these housings and uses them as a kind of dormitory for employees and currently does not have any plan on how to resolve the ownership problem. In this evaluation, they are evaluated by book value and the influence of the possible change of ownership in the future on the evaluation is not taken into consideration.

11.7	The Buick car under the plate number Qiong A30820 and the Toyota SUV borrowed by Haihong (unknown) of Nanshan Power Plant were accounted in the loss right on site and evaluated as zero value.

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11.8

The engineering works on the port was also included in the evaluation scope of Dongfang Power Plant Evaluation. The total book value is made up of the port engineering works, breakwater, the use right over the sea area used as water intake, and the Sea Area Use Right Certificate received. The area of the sea area is 162.873 hectares. According to The Resolution of the People’s Government of Dongfang City on the Huanneng Hainan Power Inc.’s Application of Sea Area Use Right for the Dongfang Power Plant Coal Port Project, Dongfang City Letter (2012) No.62 and The Resolution of Dongfang City Oceanic and Fishery Bureau on the Huanneng Hainan Power Inc.’s Application of Sea Area Use Right for the Dongfang Power Plant Coal Port Project, Dongfang Fishery Letter (2012) No.21, the sea area for the coal port project had already expanded to 163.2159 hectares. As of the base date of evaluation, however, the information on the Sea Area Use Right Certificate has not yet been updated. Therefore, we have to base the evaluation on the sea area written on the certificate and ruled out the influence of the possible change of ownership in the future on the evaluation.

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11.9
The evaluator did not conduct any technical examination on the structure of the underground engineering works included in the evaluation scope. Instead, assuming that all the engineering materials provided by the client are true, valid and correct, we identified the engineering quantity of the underground structure on the basis of the engineering drawings, construction contracts, inspection and acceptance files, on-site investigation, as well as the material from the client, and understand the use of the asset on the basis of the operation records and the pipeline maintenance, service and repairing records. The influence of the difference between the description in writing and the actual conditions of the structure on the evaluation conclusion is not taken into consideration.

11.10
We did not conduct a precise measurement over the coal piles stored on the open yard nearby the port because they are stored on an open environment providing almost no reference object for the fixed laser surveying system to conduct spatial orientation for the coal piles. As a result, we only measured the length, width and height of the coal piles with the laser surveying system and then input them into the coal inventory system for the volumes of the coal piles, and then obtained the coal weights with the coal pile densities from the client. The influence of the difference between the measure data and the actual data on the evaluation conclusion is not taken into consideration.

11.11
The evaluation results stand for the current price of the evaluation objects within the objectives, assumptions and limitations of the evaluation project. Therefore, the evaluation results may become voided when there should appear any change in the assumptions or limitations.

11.12
The evaluation agent and evaluation staff shall not be held accountable for the flaws of the client’s assets that have an impact on the valuation value since the client failed to make a clear statement on the flaws at the time of trusting and the evaluation staff couldn’t find access to the clear statements over the entire evaluation process.

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11.13

This evaluation didn’t take into consideration on the influence of possible changes such as asset auction, selling or pledging, nor the influence of the extra prices only possible in a special transaction in relation to the change of ownership, nor the influence of the force majeure such as the changes in the state macroeconomic policies and natural disasters on the value of the assets evaluated on the evaluation conclusion.

11.14	The possible premium or discount resulting from the controlling interest and minority interest is not taken into consideration in this evaluation.

11.15	The influence of liquidity over the equity of shareholders is not taken into consideration in this evaluation.

11.16	As of the base date of evaluation, Huaneng Hainan Power Inc. was involved in following law suits or contingent events:

11.16.1In a period from the October 2013 to March 2014, Zhuhai Jindian Fuel Co., Ltd. (hereinafter Zhuhai Jindian) had transferred the accounts receivables under the Coal Sales Contracts No. HNHN-ZHJD20130909 and HNHN-ZHJD2014 to the Guangdong NANYUE Bank (hereinafter Nanyue Bank). In a period from the October 2013 to March 2014, Huaneng Hainan Power Inc. had already transferred the payments (aforesaid accounts receivable) into the account stipulated on the Accounts Receivable Transfer Notice. Because of a dispute over a loan contract with Zhuhai Jindian, the NANYUE Bank brought up a law suit against the Zhuhai Jindian and brought the Huaneng Hainan Power Inc. into the law suit as the third defendant, claiming that Huaneng Hainan Power Inc. fail to clear the payment. The NANYUE Bank appealed to the court that the Zhuhai Jindian should clear the accounts receivable (RMB 57.49 million Yuan) (already under an insurance contract) and the second dependant, Guidong Electro-Transforming Engineering Co., Ltd., Hezhou City, Guangxi Province, (hereinafter Guidong Engineering) and the Huaneng Hainan Power Inc. should undertake the

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joint liability for clearing the accounts receivable, and that the Zhuhai Jindian, Guidong Engineering and Huaineng Hainan Power Inc. should undertake all the legal costs of the case. As of the base date of evaluation, the court hasn’t held any hearing for the case. On May 31st, 2014, based on the fact that it had cleared the payment in full in accordance with the contract, the Huaneng Hainan Power Inc. decided not to make any provision for bad debt.

11.16.2. On March 21st, 2014, Huaneng Hainan Power Inc. received No.743-746 (2014) “Civil Ruling Paper” and “Notice for Assistance in Enforcement” (No. 743-746 ruling paper and notice) of first instance ruled at the Civil Trial Chamber II from Xiangzhou District People's Court of Zhuhai, requiring Huaneng Hainan Power Inc. to assist in freezing receivables of Zhuhai Jindian Fuel Co., Ltd. in Huaneng Hainan Power Inc.
On April 24th, 2014, Huaneng Hainan Power Inc. received No.912 (2014) “Civil Ruling Paper” and “Notice for Assistance in Enforcement” of first instance ruled at the Civil Trial Chamber II from Xiangzhou District People's Court of Zhuhai, requiring Huaneng Hainan Power Inc. to assist in freezing matured claim set at 41 million yuan in maximum of Zhuhai Jindian Fuel Co., Ltd. in Huaneng Hainan Power Inc. During frozen period, no payment is allowed to the defendant or any other third party. The frozen claim involved is the same as the receivables mentioned in No. 743-746 ruling paper and notice.
On March 24th, 2014, Huaneng Hainan Power Inc. received the “Notice for Credit Assignment” signed by Zhuhai Jindian Fuel Co., Ltd., Guangzhou Bocai Fuel Co., Ltd. and Qinzhou Insein Petrochemical Company Ltd. on March 15th, 2014, requiring Huaneng Hainan Power Inc. to assign the claim of Zhuhai Jindian Fuel Co., Ltd. to Qinzhou Insein Petrochemical Company Ltd. The assigned claim involved is the same as the receivables mentioned in No. 743-746 ruling paper and notice. Huaneng Hainan Power Inc. denied the payment in accordance with No. 743-746 ruling paper and notice. Therefore, Qinzhou Insein Petrochemical Company Ltd. requested the Haikou Intermediate People's Court to demand a coal payment of around 21.13 million yuan as well as the overdue interest of the claim and legal expenses from Huaneng Hainan Power Inc. for its denial of assigned claim payment.
As for the above-mentioned coal payment, Zhuhai Jindian Fuel Co., Ltd. still owes around 3.96 million yuan in total for a customs deposit and advance money for a fine to Huaneng Hainan Power Inc.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER
As of the base date of assets appraisal, all above-mentioned cases, along with the advance money paid by Huaneng Hainan Power Inc., have been tried jointly, and temporarily no further progress has been made. For now, Huaneng Hainan Power Inc. has assessed a coal payment of 20.13 million yuan according to the contract and the laboratory report of the fire coal, and has estimated no further liabilities. This evaluation didn’t take the influence of contingencies involved in the above-mentioned litigation on its conclusion into consideration.
11.17. After the base date of assets appraisal (July 2014), affected by the typhoon Rammasun, Huaneng Hainan Power Inc. suffered big losses of its related power-generation equipment, fire coal and part of its facilities. The losses mainly involved Wenchang Wind Power Plant and Haikou Power Plant with a preliminarily estimated loss of 60.1425 million yuan, including a 50.7786 million yuan loss of power-generation equipment. Huaneng Hainan Power Inc. has applied to the insurance company for claims. As of the issuing of this report, the insurance company has not checked and ratified the corresponding amount of claims.
11.18. When implementing the appraisal procedure, the valuer carried out necessary and independent verification of assets’ legal rights, but this doesn’t mean that the valuer confirmed or gave opinions on the legal rights of the evaluated object. The purpose of an assets appraisal is for the valuer to evaluate or give professional opinions on the value of the evaluated object.
11.19. The report is based on the business license, property right certificate, asset detail report, forecasted statement and other documents related to the appraisal provided by the company. The entrusting party, the appraised party and other related parties shall all be responsible for the authenticity, legality and integrality of the above-mentioned documents.
11.20. The conclusion of the assets appraisal report issued by ZhongHe Appraisal Co.,Ltd. is subject to the valuer’s professional skills.
The users of the appraisal report should pay attention to the influence on the conclusion of assets appraisal caused by above-mentioned special instructions.
XII. The Instructions for Use Restrictions of the Appraisal Report
(1) The conclusion of the assets appraisal report is based on the premise that the company continues its operation.

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APPENDIX II(i)	ASSET VALUATION REPORT OF HAINAN POWER

(2) The appraisal report can only be used for the appraisal purposes and uses which are specified in the appraisal report.
(3) The appraisal report can only be used by the users specified in the appraisal report.
(4) The assets appraisal report can only be officially used after sealed by the appraisal agency and signed by the certified public valuer.
(5) According to the related regulations, the assets appraisal report is required to be submitted to the competent department of state-owned assets for archival filing. Therefore, specified economic behavior can only be performed after going through the procedures for archival filing.
(6) Apart from the laws and regulations and the other provisions stipulated by relevant parties, without the permission of appraisal agency which issued this appraisal report, the contents of the appraisal report are not allowed to be excerpted, quoted or disclosed in the public media.
(7) The conclusion of the assets appraisal report is valid for one year calculated from the base date of assets appraisal, and the period of validity is from May 31st, 2014 to May 30th, 2015.
(8) The assets appraisal report is only valid when used completely. The company is not responsible for the possible losses caused by partly using the report.
XIII. Assets Appraisal Report Day
The report date of assets appraisal is October 9th, 2014.

Legal representative:
ZhongHe Appraisal Co.,Ltd.
Certified public valuer
The person in charge of the project:
October 9th, 2014
Certified public valuer
The auditor of the project:

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

        The following is the Asset Valuation Report of Wuhan Power prepared by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.

Asset Valuation Report
In relation to

the Proposed Transfer by China Huaneng Group of its Shares in Huaneng Wuhan Power Generation Co., Ltd. and All Shareholding Interests Valuation Involved

Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 216A
(1/1)

Golden Standard & Headmen Asset Valuation Co., Ltd.
October 9, 2014

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

STATEMENT OF CERTIFIED ASSET VALUERS		II(ii)-3

SUMMARY OF ASSET VALUATION REPORT		II(ii)-4

SUMMARY OF ASSET VALUATION REPORT		II(ii)-6
I.	PRINCIPAL, VALUATED UNIT AND VALUATION REPORT USERS	II(ii)-6
II.	VALUATION PURPOSE	II(ii)-11
III.	VALUATION TARGET AND VALUATION SCOPE	II(ii)-11
IV.	TYPE AND DEFINITION OF VALUE	II(ii)-20
V.	REFERENCE DATE	II(ii)-20
VII.	VALUATION METHOD	II(ii)-23
VIII.	IMPLEMENTATION PROCESS AND CONDITION FOR THE VALUATION PROCEDURE	II(ii)-34
IX.	ASSUMPTIONS	II(ii)-36
X.	VALUATION CONCLUSION	II(ii)-37
XI.	NOTES ON SPECIAL MATTERS	II(ii)-39
XII.	RESTRICTIONS ON THE USE OF VALUATION REPORT	II(ii)-57
XIII.	VALUATION REPORTING DATE	II(ii)-58

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Statement of Certified Asset Valuers

I. We comply with relevant laws, regulations and asset valuation guidelines and adhere to the principle of independence, objectivity and impartiality in carrying out this asset valuation business; according to the information we have collected in course of our practice, the content of this Valuation Report is target, and we agree to assume the corresponding responsibilities for a reasonable conclusion of valuation.

II. The information concerning assets, list of liabilities and income estimates of the target of this Valuation shall be submitted and sealed upon confirmation by the Principal and the unit valuated; it is the responsibility of the valuer and any parties concerned to ensure the authenticity, lawfulness and integrity of the information as provided and proper use of the Valuation Report.

III. We have no existing or anticipated interest relationship with the target of this Valuation described in this Valuation Report; have no existing or anticipated interest relationship with any parties concerned, and have no prejudice to any parties concerned.

IV. We have conducted on-site investigations into the target of this Valuation described in this Valuation Report and the involved assets; we have rendered necessary attentions to the title conditions of the target of this Valuation and the involved assets, and have checked the title documents concerning the target of this Valuation described in this Valuation Report and the involved assets, making a truthful disclosure of the problems that we have been found and drawing the attentions of Principal and the parties concerned for perfecting the title conditions so as to satisfy with the requirement of issuing this Valuation Report.

V. Our analysis, judgment and conclusions in this Valuation Report are subject to the assumptions and restrictions, and the users of this Valuation Report shall fully consider the assumptions, restrictions and special notes stated in this Valuation Report and their effects to conclusions.

VI. The Valuation Report issued and valuation conclusions disclosed shall be used only for the purpose stated herein, and used within the valid term of the valuation conclusions, and the consequences of improper use are irrelevant with the valuation agency and the undersigned certified valuers.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Summary of Asset Valuation Report
In relation to

the Proposed Transfer by China Huaneng Group of its Shares in Huaneng Wuhan Power Generation Co., Ltd. to Huaneng Power International, INC.

Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 216A

Important Note

This summary is extracted from the text of the valuation report. For details of this Valuation project and reasonable understanding of the valuation conclusions, please read the full text of the valuation report carefully.

Golden Standard&Headmen Asset Valuation Co., Ltd. was appointed by China Huaneng Group, Huaneng Power International INC. to value the equity of all shareholders in Wuhan Huaneng Power Generation Co. Ltd involved in the matter to transfer the equity, through necessary valuation procedures in accordance with relevant laws, regulations and asset valuation standards, following the independent, target and fair principles.

Valuation target: the all equity of shareholders in  Wuhan Huaneng Power Generation Co. Ltd;
Valuation scope: all asset and liability in Wuhan Huaneng Power Generation Co. Ltd;
Enterprise subject to this valuation type: market value
Reference Date: 31 May 2014
The valuer has conducted the valuation procedure, carried out this valuation through the prerequisite of successive usage and public market after the asset based method and income method is adopted. After the comprehensive analysis, the valuation result of asset basis method is the final conclusion of the valuation report;
As of the Reference Date, the valuation result for all equity of shareholders in Wuhan Huaneng Power Generation Co. Ltd is RMB3,610.8356 million yuan.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Summary list for the asset valuation result

Unit: RMB Ten Thousand Yuan

Item		Book value	enterprise subject to this valuation price	Increased and decreased value	Rate of increase or decrease ％
		A	B	C=B-A	D=C/A×100%
1	Current asset	86,003.04	86,003.04	-	-
2	Non-current asset	422,828.30	633,474.70	210,646.40	49.82
3	Where: long-term receivables	-	-	-
4	Fixed asset	393,440.37	489,700.38	96,260.00	24.47
5	Project under construction	10,038.98	9,351.62	-687.36	-6.85
6	Project material	20.89	20.89	-	-
7	Oil and gas asset	-	-	-
8	Intangible asset	18,955.34	134,029.09	115,073.75	607.08
9	Cost for development	-	-	-
10	Deferred tax assets	372.72	372.72	-	-
11	Total asset	508,831.34	719,477.74	210,646.40	41.40
12	Current liability	263,092.49	263,092.49	-	-
13	Non- current liability	97,847.75	95,301.69	-2,546.07	-2.60
14	Total liability	360,940.24	358,394.18	-2,546.07	-0.71
15	Net asset（owner's equity）	147,891.10	361,083.56	213,192.46	144.16

The valuer has specified the defects discovered in the valuation process in this valuation report, please note it when this report is read.
The valuation conclusion for this report is valid in one year after the Reference Date, which is started from 31st May of 2014, the asset Reference Date, to 30th May of 2014.     The report date of this Valuation is 9th Oct of 2014.
The above content is summarized from the main text of the valuation report. If you want to know more details of this enterprise subject to this valuation project, and understand the valuation conclusion, please read the main text of this valuation report carefully.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Summary of Asset Valuation Report
In relation to

the Proposed Transfer by China Huaneng Group of its Shares in Huaneng Wuhan Power Generation Co., Ltd. to Huaneng Power International, INC.

Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 216A

To China Huaneng Group and Huaneng Power International INC:

Golden Standard&Headmen Asset Valuation Co., Ltd. was appointed by China Huaneng Group, Huaneng Power International INC to appraise the market price of the equity of all shareholders in Wuhan Huaneng Power Generation Co. Ltd on 31st May of 2014involved in the matter to transfer the its equity of China Huaneng Group to Huaneng Power International Inc through in accordance of the relevant law, regulation and asset valuation rules, the asset valuation principles, though the asset base method and income method. The asset valuation report of it is as below:

I. PRINCIPAL, VALUATED UNIT AND VALUATION REPORT USERS

The Principal of this report is China Huaneng Group, Huaneng Power International, and the enterprise subject to this valuation entity is Wuhan Huaneng Power Generation Co. Ltd. Other valuation report users are the principal and the other users regulated in the business engagement letter, and the users regulated by national law and regulation.

(A) Introduction to Principal I
1. Registered Information in Industry and Commerce Authority;
Name of enterprise: China Huaneng Group（hereinafter referred as Huaneng Group）
Address: A 23, Fuxing Road, Haidian District, Beijing City
Legal representative: Cao Peixi
Registered capital: RMB 20 billion yuan
Nature of the entity: limited liability company
2. History of Company

As the national key backbone enterprise approved by the state of council, Huaneng Group was established in 1985 as the demonstrate enterprise with the registered capital of RMB 20 billion, which is controlled, authorized and invested by the state. According to the requirement of the national power system reform regulated by the state of the council, Huaneng Group is the enterprise legal entity to be operated autonomously, with the responsibility for their own profit and loss and with the major business to operate the power industry.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

3. Business Scope and Performance of Operation
The business scope: the development, investment, construction, operation and management for the power, the production and sales for the power ( thermal power ), the relevant products for development, investment, construction, production, sales for the finance, coal, transportation and traffic, new energy and the environment protection and other related industry, the investment, operation and management for the  industry.

Performance: Huaneng Group is mainly engaged into the production and sales for the power ( thermal energy ), the development, investment, construction, operation and management for power energy, the development, investment, construction, production and sales for the finance, energy, traffic and transportation, new energy and environment pollution, the investment, operation and management for the industry.

Huaneng Group is a large-scaled enterprise and group with the international competitiveness to engage into the construction. As of the end of 2013, the installed capacity of the wholly owned and share holding power plant in oversea market is up to 143 million KW, ranking as the No. 1 in Asia and No 2 in the world. In addition to this, the industries serving to the major industry, Power industry, have been developed with a certain scale, such as coal, finance, R&D of technology, traffic and transportation. In 2009, Huaneng Group was included into the list of top 500 in the world among the power generational enterprises in China. In 2014, it has been upgraded to No 221 from No 231 in 2013.

As of 31st Dec of 2013, the consolidated asset of Huaneng Group is up to RMB 855.2 billion yuan, with the total liability of RMB 705.7 billion yuan, and the owner’s equity is RMB 149.5 billion yuan. In 2013, the total realized operating revenue is RMB 293.2 billion yuan and the net profit is RMB 16.1 billion yuan.

(B) Introduction to the Principal II.

1.   Registered information in Industry and Commerce Authority
Name of enterprise: Huaneng Power International,Inc. (hereinafter referred as Huaneng International)
   Address: Huaneng Headquarters, No. 4 Fuxingmen Nei Street, Xicheng District, Beijing

Legal representative: Cao Peixi
Registered capital: RMB 140553.8344 billion
Nature of the company: Stock corporation
2. History and Evolution
Registered as the company limited by shares in Beijing on 30th June of 1994, Huaneng Power International, Inc was jointly established by the initiators of Huaneng International Power Development Co., Ltd, Hebei Construction Investment Co. Ltd, Fujian Investment Development Holding Co. Ltd, Jiangsu Investment Co., Ltd, Liaoneng Energy Holding Co Ltd, Jiangsu Investment Co., Ltd., Liaoning Investment Holding Company, Dalian Construction Investment Co., Ltd., Nantong Construction Investment Co., Ltd. and Shantou Power Development Co. Ltd with the approval from the State Commission for Restructing Economy by the document of TiGaisheng (1994) No. 74, Approval to Establish Huaneng Power International, Inc and the approval from MOFTEC with the document of Approval to Establish Huaneng Power International, Inc  (Foreign Economy and Trade ZisanHan Zi No 338)

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

3. Business and Operation Scope and Performance of Operation
The scope of the operation and business: investment construction, operation and management of power plant, development, investment and operation the other related exporting enterprise to the power plant; production and supply for the thermal energy ( only limited to the branch company approved by local government ).

Operation performance: Huaneng International is one of the largest listed power energy companies in China, which major business is to utilize the modern technology and equipment, to develop, construct and operate the large size power generation power plant in China through the capital in home and abroad. The power plants of the company have been distributed to over 19 provinces, cities and autonomous regions. In addition to this, the company wholly owned a power company in Singapore.

As of 31st Dec of 2013, the controllable installation capacity of the power generation in the company is up to 66,795 MW, Where, the ratio for the clean energy (water power, wind power and gas turbine) is 9.35%, the interesting power generation installation capacity for the company is up to 59,625 MW. In 2013, the total power generation capacity is up to 317.481 billion KW.

(C) Introduction to the Valuated Unit

1. Introduction:

Name of Enterprise: Huaneng Power Generation Limited Liability Company in Wuhan, hereinafter referred as Wuhan Power Generation）
Registered capital: RMB 1,445,754,800 yuan
Paid in capital:  RMB 1,445,754,800 yuan
Legal representative: Zhao Ping
Address: Pingjiang Revenue, Yangluo Economic Development Zone, Wuhan
Type of enterprise:  limited liability company
Code of business license: 420100000111520
Registered capital: RMB 1.4456548 billion yuan
Operation period: long term
Business scope: thermal power generation, comprehensive utilization for fly ash ( it can be operated when the license is issued according to the special regulation of the state ).

2.  History and Evolution

Huaneng Wuhan Power Generation Co. Ltd ( the previous entity is Center China Huaneng Wuhan Power Generation Co. Ltd). It was the limited liability company jointly set up by the capital from Huaneng Power Generation co. Ltd, HuaZhong Power Group, Wuhan Power Development Co. Ltd, China Huaneng Group Co., Ltd., HuaZhong Power Development Co., Ltd., Wuhan Tianli Property Development Company, and was registered in Wuhan Municipal Industrial and Commerce Management Bureau on 13th September, 1996. The equity structure of the company is as below:

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Name of shareholder	Contributed capital ( yuan )	Ratio of the capital
Huaneng Power Generation Company	247,000,000.00	38%
Huazhong Power Generation Co. Ltd	216,125,000.00	33.25%
Wuhan Power Development Co. Ltd	154,375.000.00	23.75%
China Huaneng Group Company	13,000,000.00	2.00%
HuaZhong Power Development Co. Ltd	11,375,000.00	1.75%
Wuhan Tianli Property Development Co. Ltd	8,125,000.00	1.25%
Total	650,000,000.00	100%

The capital contribution of above shareholder has been verified by Wuhan China Accounting Firm and was issued the WuZhongKuai (1995) No. 390 Capital Verification Report.

According to the No. 2 resolution of 2003 Shareholder’s Meeting of Wuhan HuaZhong Huaneng Power Generation Co. Ltd, it is approved that 33.25% of the equity of the company owned by HuaZhong Grid (former name: Huazhong Power Group Company (China), the 38% equity of the company owned by Huaneng Power Generation Company, and 1.75% equity of the company owned by Huazhong Power Development Co. Ltd shall be transferred to China Huneng Group Co. Ltd all together; it is approved that Wuhan New Energy Industrial Development Co. Ltd purchased the 23.75% equity of the company owned by Wuhan Municipal Power Development Company and 1.25% equity of the company owned by Wuhan Tianli Industrial Co. Ltd. After the adjustment, the equity structure is as below:

Name of the shareholder	Contributed capital ( yuan )	Ratio of the contribution
China Huaneng Group Co. Ltd	487,500,000.00	75%
Wuhan New Energy Industrial Development Co. Ltd	162,500,000.00	25%
Total	650,000,000.00	100%

On 29th July, 2004, Wuhan Huazhong Huaneng Power Generation Co. Ltd applied the change registration, the name was changed into Huaneng Wuhan Power Development Co. Ltd and the equity structure is maintained as before.
According to the amendment of the Article of Association of Huaneng Wuhan Power Generation Co.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Ltd made on 22nd December, 2010, Huaneng Wuhan Power Generation co. Ltd applied to increase the registered capital with amount of RMB 795,754,800.00 yuan, which was contributed by China Huaneng Group Company and Wuhan New Energy Industrial Co. Ltd by currency in full amount in different installments. Among it: China Huaneng Group Company  increased the registered capital with amount of RMB 596,816,100.00 yuan and Wuhan New Energy Industrial Co. Ltd  increased the registered capital with amount of RMB 198,938,700.00 yuan. Up to the date to increase the capital and valuation basis date, the equity structure of Huaneng Wuhan Power Generation Co. Ltd is as below:

Name of the shareholder Name of the share holders	Contributed capital (yuan)	Rate of contribution
China Huaneng Group	1,084,316,100.00	75%
Wuhan Xinneng Industrial Development Co.Ltd	361,438,700.00	25%
Total	1,445,754,800.00	100%

Up to the Reference Date, the equity and shareholder of Wuhan Power Generation Company has not been changed.

3． Balance Sheet and Performance in Recent three years and as of the Reference Date.

The summary for the financial statement  as of 31st December, 2011, 31st December, 2012 and 31st December, 2013  and the financial statement as of the Reference Date (it has been audited by KPMG Huazhen Accounting Firm and the number of the auditing report is KMPG Huazhen Shen Zi No. 1401737)

Balance Sheet (I) of Recent Three Years

Unit: RMB Ten Thousand Yuan

Name of Item	2014/5/31	2013/12/31	2012/12/31	2011/12/31
Total current asset	86,003.04	107,975.93	114,873.75	124,212.25
Total non-current asset	422,828.31	431,919.59	452,691.31	460,416.25
Where: long-term receivables		-	-	-
Fixed asset	393,440.37	403,861.55	377,527.78	403,168.18
Project under construction	10,038.98	8,457.15	54,900.61	36,549.36
Project material	20.89	35.89	130.64	-
Intangible asset	18,955.34	19,192.29	19,760.95	20,329.76
Deferred tax assets	372.72	372.72	371.34	368.95
Total asset	508,831.35	539,895.52	567,565.07	584,628.50
Current liability	263,092.49	301,165.43	344,197.10	187,350.52
Non- current liability	97,847.75	117,769.27	161,330.00	363,330.00
Total liability	360,940.24	418,934.70	505,527.10	550,680.52
Total shareholder’s equity	147,891.10	120,960.82	62,037.96	33,947.98

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Profit Sheet (I) in Recent Three  Years

Unit: RMB Ten Thousand Yuan

Item	From Jan to May of 2014	2013	2012	2011
Operating income	175,622.29	449,290.27	411,491.61	458,407.76
Less: cost of operation	125,833.82	336,666.82	360,752.06	463,648.79
Tax and additional expense	1,827.62	4,343.72	2,565.90	1,412.84
Sales expenses	-	-	-	-
Management expenses	1,598.45	3,158.39
Financial expenses	7,858.03	22,790.28	26,777.64	23,886.92
Asset impairment loss	2,743.76	1,416.72	9.60	0.28
Plus: Profits on the changes in fair value	-	-	-	-
ROI	4.29	9.24	-	-
Operating income	35,764.90	80,923.57	21,386.41	-30,541.05
Plus: Non-operating income	106.59	791.43	6,770.71	526.61
Less: Non-operating expenses	-	1,867.17	69.53	-
Total Profit	35,871.49	79,847.82	28,087.59	-30,014.44
Less: income tax	8,941.20	973.16	-2.40	-0.07
Net profit	26,930.29	78,874.66	28,089.98	-30,014.37

The above data for 2011 was audited by Daxin Certified Public Accountants and issued Daxin Shen Zi (2012) No  1-2266 auditing report without the reserved opinion. The above data for 2012 was audited by Daxin Certified Public Accountants and issued Daxin Shen Zi (2013) No   11-00198 auditing report without the reserved opinion.

The financial data in 2013 and the base date is audited by KPMG Zhenhua and was issued the KPMG Zhenhua Shen Zi No. 1401737 Reporting Report without the reserving opinion.

(D). Relationship between the Principal and Valuated Unit
The principal “I” China Huaneng Group is the controlling shareholder for principal II Huanen Power International, the principal “I” China Huaneng Group holds 75% equity of the valuated unit, Wuhan Huaneng Power Generation Co. Ltd.

  II. VALUATION PURPOSE
The valuation purpose is to value the all equity of shareholders of Wuhan Huaneng Power Generation Co. Ltd, provide its market value in the Reference Date, as the value reference for the equity to be transferred to Huanen Power International by such equity’s holder, China Huaneng Group.

    The document of economy behavior involved in this valuation: the resolution in the 22nd GM Office Meeting in 2014 of China Huaneng Group.
      III. VALUATION TARGET AND VALUATION SCOPE

(A). The Valuation Target and Valuation Scope
The valuation target of this project is all equity of shareholders for Wuhan Huaneng Power Generation Co. Ltd, the valuation scope is all asset and related liability for Wuhan

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Huaneng Power Generation Co. Ltd (Among it, the 29 sets of land handled the land use right certificate shall be enterprise subject to this valuation by Beijing Zhongdi Huaxia Land and Property Appraisal Co., Ltd.  independently). The book value of each asset and liability is as below:

Total asset 5,088,313,465.29 yuan, of which:

Current asset:	Book value	860,030,352.40 yuan
Non-current asset:	Book value	4,228,283,112.89 yuan
Fixed asset:	Book value	3,934,403,731.68 yuan
Book value
Project under construction:		100,389,800.72 yuan

Project Material :	Book value	208,931.89 yuan

Intangible asset:	Book value	189,553,440.73 yuan

Deferred asset :	Book value	3,727,207.87 yuan

Total liability: 3,609,402,431.83 yuan, of which:

Current liability:	Book value	2,630,924,882.81 yuan

Non- current liability:	Book value	978,477,549.02 yuan

The above data has audited by KPMG Huazhen accounting firm and issued the KPMG Huazhen Shen Zi No. 1401737 Auditing Report.

This valuation target and the valuation scope are accorded to the valuation target and valuation scope under the consignment. The number for real estate’s out of the book under within the scope of house reform is 41, which has handled the property certificates. Among it, the fixed asset mainly includes the house and building, machine and equipment, vehicle. Among it, 207 house and buildings have handled the house ownership certificate ( one is lost, 42 houses have not handled the certificates. Among it, the 162 houses with the certificates are in the name of Wuhan Huaneng Power Generation Co. Ltd, 32 houses with the certificate are in the name of HuaZhong Huaneng Group Wuhan Yangluo Power Plant, and 3 houses with the certificate are in the name of Wuhan Huazhong Power Generation Company, 9 houses with the certificate are in the name of Wuhan Huazhong Huaneng Power Generation Co. Ltd (Yangluo Power Plant ). The vehicle has handled the driving license, 4 vehicles are recorded under the name of the Wuhan Huaneng Power Generation Co. Ltd, 18 sets of vehicles are under the name of Wuhan Huaxiacun Trade Company,3 vehicles are under the name of Wuhan Huaxiacun Trade Company, and 27 vehicles are recorded under the name of the vehicle team of Wuhan Huazhong Huaneng Power Generation Co. Ltd. ( Yangluo Power Plant ) . Among them, 6 vehicles have been discarded as the useless one.

The intangible asset is the land use right with total number of 34 plots. Among it, the

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

allocated land is 19, the transferred land is 15. Except for the 5 plots of transferred lands have not handled the land use right certificates, the other lands have been transacted with the land use right certificate. Among it, for the land with the land use right certificates, except for the obligee recorded in the seven lands with name of Wuhan Huaneng Power Generation Co. Ltd,the other obligee recorded in the land certificates are different with the name of the units subject to this valuation,  for which, the obligee in the certificates are Huazhong Huaneng wuhan Yangluo Power Plant；head quarter of HuaZhong Huaneng Group Wuhan Yangluo Power Plant；living area of HuaZhong Huaneng Group Wuhan Yangluo Power Plant；railway of HuaZhong Huaneng Group Wuhan Yangluo Power Plant；project head quarter of HuaZhong Huaneng Group Wuhan Yangluo Power Plant；major plant and construction plant of Huazhong Huaneng Yangluo Power Plant ；Huazhong Huaneng Yangluo Plant respectively.

(B). Single Asset Affecting the Value of the Enterprise Greatly

The asset of Wuhan Power Generation Company affecting the value of the enterprise includes the house, building, equipment and other asset, and intangible asset- land use right, which specific situation is as below:

1. Fixed Asset for Property and Buildings
The house and building fixed asset. The house and buildings of Wuhan Huaneng Power Generation Co. Ltd is located in Yangluo Economic Development District, Hankou District and Jiang’an District of Wuhan City, Hubei Province. Among it, the house and building located in Yangluo Economic Development District of Wuhan is used for production, operation and auxiliary purpose, including the main plant, centralized controlling building, office building and wagon tipper room; the house and building located in Hankou District and Jiang’an District is the remained commercial house after the house reform, for which, these house were completed, input and used in 1993, 1997 and 2006 respectively, for which, the structure is the frame structure and brick-concrete-structure with the complete water, heating, power, equipment and facility. The major decoration is in concrete and tile floor, concrete external wall, plastering internal wall in white, the aluminum, plastic - steel windows, complete water, heating, power and sanitation.

2. Fixed Asset for Equipment

The equipment and machine of Wuhan Huaneng Power Generation Co. Ltd is divided into the power system ( gas turbine, and boiler, the fuel supply system, the ash removal system, water disposal system, water supply system, power system, heating and engineering controlling system, the auxiliary engineering system, and fuel gas desulfurization and denitrification system. The major equipment includes the boiler, gas turbine, power generator, wagon tippler, ring - type crusher, bucket wheel stacker and submerged scraper conveyor, which are installed in each plant, workshop under the special management and maintenance of the professional equipment staff. Most of these equipment were purchased from 1994 to 2006, so they can meet the capacity for production demand; the transportation vehicle is used for the daily transportation and traffic. The electronic equipment mainly includes the computer, camera, printer, air conditioner, and most of them were purchased from 2006 to 2012.

3. Intangible Asset-Land Use Right

The intangible asset of Wuhan Huaneng Power Generation Co. Ltd is 34 national land use right obtained by transferring or allocation.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

(C) Intangible Asset Situation of Enterprise

The intangible asset claimed by Wuhan Huaneng Power Generation Co. Ltd is 34 plots of national land use right obtained by transferring or allocation, among it, 5 plots of land have not been issued the land use right certificates, which specific information is as below:  Allocation

Code	code for land certificate	Name of plot	Location of land	Obtained on	Nature of land	Purpose of land	space(m2)	Book value
1	XinGuoYong（99）Zi No. M2001001	Land used for plant area	Tongyuan, Chaibo, Qingsong and Jiefu Village of Yangluo Town	1993	allocation	construct the plant	581,976.24
2	XinGuoYong（93）Zi No. M2001002	Land used for life area	Tongyuan, Qingsong Village of Yangluo Town	1993	allocation	Construct the living area	107,667.21
3	XinGuoYong（99）Zi No. M2001003	Land used for railway	Junmin, Chunfeng, Xinghua, Qiaotou, Jiefu, Qingsong and Tongyuan Village of Yangluo district	1993	allocation	Repair the railway	454,502.27
4	XinGuoYong（99）Zi No. M2001004	Land used for pump station	State Owned beach head of Yangluo town	1993	allocation	construct the pump station	24,840.12	95,546,354.64
5	XinGuoYong（99）Zi No. M2001005	Land used for water system	Jiefu and Qingsong Village of Yangluo Town	1993	allocation	Construct the purification and construction water system	3,600.02
6	XinGuoYong（99）Zi No. M2001006	Land used for road	Tong yuan village of Yangluo Town	1993	allocation	repair the railway	3,200.02
7	XinGuoYong（99）Zi No. M2001007	Land used for railway	Tong yuan village of Yangluo Town	1993	allocation	construct the 2nd sub-branch channel	5,193.36

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

8	XinGuoYong（99）Zi No. M2001008	Land used for railway	Tongyuan and Chaibo Village of Yangluo Town	1993	allocation	construct the 3rd sub-branch channel	13,400.07
9	XinGuoYong（99）Zi No. M2001009	Land used for road	Tongyuan Village of Yangluo Town	1993	allocation	Construction road	8,000.04	95,546364
10	XinGuoYong（99）Zi No. M2001010	land to store the ash	Yuchang and Zhoupuyangzui Village of Yangluo Town	1993	allocation	construct the site to store the ash	3,800,019.00
11	XinGuoYong（99）Zi No. M2001011	Land for ash pipeline	Yuji Economic Management Division of Yangluo Town	1993	allocation	Construct the ash pipeline	70,987.02
12	XinGuoYong（96）Zi No. M2001012	Land used for railway	Tongyuan village and Laowu village of Yangluo Town	1996	allocation	Extend the 2nd branch road	3,900.02
13	XinGuoYong（99）Zi No. M2001013	Land used for railway	Junmin village of Yangluo Town	1996	allocation	construct the railway for the power plant ( share expansion )	4,560.00
14	XinGuoYong（99）Zi No. M2001014	office area land	Yangluo Town of Xinzhou County	1996	Transferring	Office and life facility	12,236.00
15	XinGuoYong（99）ZiNo. M2001015	office area land	Yangluo Town of xinzhou County	1996	Transferring	Office and life facility	57,600.00
16	XinGuoYong（99）Zi No. M2001016	Ash pipeline land	Yuji Economic Management Division of Yangluo Town	1996	allocation	construct the ash pipeline	10,000.00
17	XinGuoYong（99）Zi No. M2001017	Land used for pump station	Sifenchang village of Xihu Team in Zhoupu Town	1996	allocation	Construct the pump state	1,860.70

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

18							35,566.67
19	XinGuoYong（99）Zi No. 2001018	Land used for plant area	Jiefu Village of Yangluo Town	1999	allocation	newly construct the new type construction material plant	3,013.12
20	WP GuoYong No.075	housing land	Wugandao of Jianghan District	1995	Transferring	residence and parking area	56,380.90
21	WuXinGuoYong（2008）No.038	Industry land	Tongyuan village of Yangluo Economic Development Zone of Wuhan	2008	Transferring	Industry	18,827.20
22	WuXinGuoYong（2008）No.039	Industry land	Tongyuan Village of Yangluo Economic Development Zone in Wuhan	2008	Transferring	Industry	11,508.80
23	WuXinGuoYong（2008）No.036	Industry land	Tongyuan Village of Yangluo Economic Development Zone in Wihan	2008	Transferring	Industry	298.80
24	WuXinGuoYong（2008）No.040	Industry land	Qingsong Village of Yangluo Economic Development Zone in Wuhan	2008	Transferring	Industry	7,871.90
25	WuXinGuoYong（2008）No.041	Industry land	Tongyuan Village and Jiefu Village of Yangluo Economic Development Zone in Wuhan	2008	Transferring	Industry	1,137.09
26	WuXinGuoYong（2008）No.042	Industry land	Tongyuan Village of Yangluo Economic Development Zone in Wuhan	2008	Transferring	Industry	62,339.90
27	NieKougGoYong（2002）Zi009	Land used for railway	Fengling Village and Changsong Village of Niekou town, in Huangpi	2002	allocation	special line for re railway （NanShuxie Line）	69,200.35	1,080,278.91
28	WuHuGuoYong（2000）ZiNo. 013	Land used for railway	Sub-district administrative office of Niekou Street in Huangpi District	1994	allocation	Railway for Power plant BeishuXie Line	66,840.33	1,043,437.02

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

29	WuHuGuoYong（2000）ZiNo. 026	Land used for railway	Niekou Town, Wuhu Farm Land of Huangpi	1992	allocation	Special line for railway of power plant	432,308.83	6,748,725.04
30	Under the process to apply the certificate	Ash pipeline land in the north of Hanshi Road	Qingsong Village, Jiangjunshan Forest Land, Honggang, Laowu, Mashan and Qiuli Village	2007/12/28	Transferring		35,180.18	768,871.34
31	Under the process to apply the certificate	off site cycle water pipe land	Tongyuan Village and Chaibo Village in Yangluo Economic Development Zone in Wuhan	2007/12/28	Transferring		20,084.10	438,942.92
32	Under the process to apply the certificate	Ash pipeline land in the south of Hanshi Road	Tongyuan Village, Qingsong Village of Yangluo Economic Development Zone of Wuhan	2007/12/28	Transferring		10,006.72	218,699.24
33	Under the process to apply the certificate	Land for the passage way of West Gate	Tongyuan village and Jiefu Village of Yangluo Economic Zone in Wuhan	2007/12/28	Transferring		2,900.01	63,380.53
34	Under the process to apply the certificate	Land for the waste area	Yongyuan Village of Yangluo Economic Development Zone in Wuhan	2005/6/29	Transferring		2,666.68	58,280.94
	Total							105,966,970.58
(D) Off Balance Sheet Asset of Enterprise
The asset unrecorded in the book claimed by Wuhan Huaneng Power Generation Co. Ltd is the off balance sheet real estate formed during the process of the property reform, which is specified as below:

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Certificate code of property	Name of Building	Location	Structure	Constructed in	Measurement Unit	Constructed Space （m2)	obligee recorded in the certificate
	Xie 5-1-701	Room 701, Block 1, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District	brick-concrete-structured	1994/6	m2	113	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )
WuFangFangZiZi No 001-01446	Xie 5-1-702	Room 702, Block 1, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District	brick-concrete-structured	1994/6	m2	84.77	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )
	Xie 5-1-703	Room 703, Block 1, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District	brick-concrete-structured	1994/6	m2	82.62	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )
	Xie 5-1-704	Room 704, Block 1, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District 01	brick-concrete-structured	1994/6	m2	109.43	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )
	Xie 5-2-701	Room 701, Block 2, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District 01	brick-concrete-structured	1994/6	m2	109.43	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )
	Xie 5-2-702	Room 702, Block 2, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District 01	brick-concrete-structured	1994/6	m2	82.62	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )
	Xie 5-2-703	Room 703, Block 2, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District 01	brick-concrete-structured	1994/6	m2	84.77	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )
	Xie 5-2-704	Room 704, Block 2, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District 01	brick-concrete-structured	1994/6	m2	113	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )
	Xie 5-2-104	Room 104, Block 2, No 5 Building, Xiechang Garden, Huaqiao Street, Jiang’an District 01	brick-concrete-structured	1994/6	m2	110.14	Wuhan Huazhong Huaneng Power Generation Co. Ltd ( Yangluo Power Plant )

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

WuFangFangZi ZiNo. 001-00327	B-53-1-2floor Business Network in Caijiatian in Hankou	1-2 floor, commercial building of No 53 Building, Caijiatian , Compound	brick-concrete-structured	1994/6	m2	2102.87	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB52-101	B52-101, CaijiatianB , Compound	brick-concrete-structured	1994/6	m2	70.18	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No.	CaiB52-102	B52-102, Caijiatian, Compound	brick-concrete-structured	1994/6	m2	66.9	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
001-00326	CaiB52-103	B52-103 Caijiatian Hankou	brick-concrete-structured	1994/6	m2	78.45	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB52-202	B52-202, Caijiatian, Compound	brick-concrete-structured	1994/6	m2	66.9	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZiNo. 001-00328	CaiB53-2-802	B53-2-802, Caijiatian , Compound	brick-concrete-structured	1995/8	m2	70.19	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB53-3-802	B 53-3-802, Caijiatian Compound	brick-concrete-structured	1995/8	m2	70.19	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB53-3-801	B53-3-801, Caijiatian Caijiatian, Hankou	brick-concrete-structured	1995/8	m2	70.19	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No. 001-00324（B）	Hua 3-1-702	Room 1-702, No 3Building, North Huaqiao Compound	brick-concrete-structured	1994/6	m2	76.11	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No. 001-00324（A）	Hua 3-1-403	Room 1-403 No 3Building, North Huaqiao Compound	brick-concrete-structured	1994/6	m2	76.11	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No. 001-00325（C）	Hua 43-2-101	Room 2-101 , No 43Building, North Huaqiao Compound	brick-concrete-structured	1994/6	m2	65.51	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB54-1-202	B54- Room 1-202, No 54 Building,Caijiatian Compound	brick-concrete-structured	1995/8	m2	53.8	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB54-2-201	B54-2-201, Caijiatian Compound	brick-concrete-structured	1995/8	m2	62.72	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No. 001-00329	CaiB54-3-101	B54-3-101, Caijiatian Compound	brick-concrete-structured	1995/8	m2	72.34	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB54-4-101	-B54-4-101, Caijiatian Compound	brick-concrete-structured	1995/8	m2	62.72	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB54-4-102	B54-4-102, Caijiatian, Compound	brick-concrete-structured	1995/8	m2	60.38	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB54-4-501	B54-4-501, Caijiatian Compound	brick-concrete-structured	1995/8	m2	62.72	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB54-4-103	B54-4-103, Caijiatian Compound	brick-concrete-structured	1995/8	m2	76.52	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No. 001-00331	CaiB56-2-801	B56-2-801, No Building, Caijiatian Compound	brick-concrete-structured	1995/8	m2	62.72	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No.	CaiB64-1-101	B64-1-101CaijiatianCompound	brick-concrete-structured	1995/8	m2	54.46	HuaZhong Huaneng Group Wuhan Yangluo Power Plant

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

001-00335	CaiB64-1-102	B64-1-102 Caijiatian Compound	brick-concrete-structured	1995/8	m2	67.9	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB64-2-101	B64-2-101, Caijiatian Compound	brick-concrete-structured	1995/8	m2	67.9	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB64-2-102	B64-2-102, Caijiatian Compound	brick-concrete-structured	1995/8	m2	54.46	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB64-3-101	B64-3-101, Caijiatian Compound	brick-concrete-structured	1995/8	m2	68.02	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB64-3-102	B64-3-102, Caijiatian Compound	brick-concrete-structured	1995/8	m2	54.46	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB64-4-101	B64-4-101, Caijiatian Compound	brick-concrete-structured	1995/8	m2	54.46	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB64-4-102	B64-4-102CaijiatianCompound	brick-concrete-structured	1995/8	m2	67.9	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB64-5-101	B64-5-101, Caijiatian Compound	brick-concrete-structured	1995/8	m2	67.9	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
	CaiB64-5-102	B64-5-102, Caijiatian	brick-concrete-structured	1995/8	m2	54.46	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No. 001-00337	Cai67-1-101	B 67 1-101, Caijiatian Compound	brick-concrete-structured	1995/8	m2	54.46	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No. 001-00340	CaiB75-802	B -75 -802, Caijiatian Compound	brick-concrete-structured	1995/8	m2	66.14	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
WuFangFangZiZi No. 001-00341	CaiB76-304	B -76 -304, Caijiatian Compound	brick-concrete-structured	1995/8	m2	68.26	HuaZhong Huaneng Group Wuhan Yangluo Power Plant
		Total				5018.08

(E) Asset Condition Involved in Valuation Report Conclusion issued by Other Organization

The land use right for the 29 plots of lands included into the valuation scope were enterprise subject to this valuation by Beijing Zhongdi Huaxia Land and Property Appraisal Co.Ltd , and issued the land valuation report with codes of (Beijing)ZhongDiHuaXia(2014)(G)ZiNo. 71 , Hu Bei, Wuhan - Chu--1, (Beijing) ZhongDiHuaXia(2014)(Gu)ZiNo. 71- Hubei Wuhan -Chu-2, (Beijing )ZhongDiHuaXia (2014)(Gu)ZiNo.71, Hubei Wuhan -Hua-1, (Beijing) ZhongHuadiHuaXia (2014)(Gu )ZiNo. 71, Hubei Wuhan - Hua-2.

         IV. TYPE AND DEFINITION OF VALUE

According to the valuation purposes and the economic behavior, the value type of the valuation target is determined as a market value. Market value refers to the estimated value of the valuation subject that undergoes normal and fair transaction between the buyer and seller, who act freely and rationally, without being forced by any coercion as of Reference Date.

V. REFERENCE DATE

The Reference Date for this valuation is 31 May 2014.
The Reference Date has been determined by the principal. The determination for the Reference Date is decided with the consideration of the year end of accounting and the availability to realize this economic behavior.

VI. ACCORDANCE FOR VALUATION
  (A) Accordance for Economic Behavior
The resolution for the No 22 General office Meeting in 2014 of China Huaneng Group (B) Law and regulation
1．The Company Law of the People’s Republic of China” (passed at the 18th Meeting of the 10th National People’s Congress Standing Committee on 27 ctober 2005)

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

2．Securities Law of PRC ( was revised by the No 18th Meeting of 10th Session Standing Committee of the National People's Congress on 27th Oct of 2005 )
 3．Law of the People's Republic of China on the State-Owned Assets of Enterprises Law  ( No 5 Order issued by Chairman in 2008 ).
4．Land Management Law of PRC ( was revised by the 11th Meeting o the 10th Session Session Standing Committee of the National People's Congress on 28th Aug of 2004.
5．Real Estate Management Law of PRC ( No 2 order issued by chairman of PRC). Revised by the 29th meeting of the 10th Session Standing Committee of the National People's Congress on 30th Aug of 2007.
6．Evaluation Management Method for State Owned Asset  ( No 91 order of state council, 1991) .
7．Implementation Rules for the Evaluation Management Method of State Owned Asset ( GuoZiBanFa (1992) No 36) .
8．Temporary Provision for Supervision of State Owned Asset of the Enterprise ( No 378 order of State Council, 2003)
9．The Temporary Method to Transfer and Manage the State Owned Ownership of Enterprise ( No 3 order issued by National Asset Committee and Ministry of Finance, 2003).
10．Temporary Measurement for the Evaluation and Management of the State Owned Asset of Enterprise ( No 12 Document issued by State Owned Committee, 2005).
11．Notice about Several Matters regarding to the Strengthening on the Evaluation and Management to the State Owned Asset of Enterprise ( National Owned Asset Committee Ownership (2006) No 274.
12．Other relevant law, regulations and rules for the valuation work

（C） Basis of Valuation Standards
1．Asset Evaluation Principles - Basic Principles ( Ministry of Finance CaiQi (2004) No 20)
2．Professional Ethics Standards for Asset Valuation – Basic Standards” (Cai Qi [2004] No. 20);
3．Professional Ethics Standards for Asset Valuation – Independence” (Zhong Ping Xie [2012] No. 248);
4．Asset Evaluation Principles —— Utilization the Work of Specialist (ZhongPingXie〔2012〕No 244 ；
5．Note for Specialist of Asset Evaluation and Operation —— Evaluation Report Disclosure for Key Asset Restructure of Listed Company (ZhongPing) Xie〔2012〕No 246 ；
6．Asset Valuation Standards – Valuation Report” (Zhong Ping Xie [2011] No.230);
7．Asset Valuation Standards – Valuation Procedures” (Zhong Ping Xie [2007] No. 189);
8．Asset Evaluation Principles - Machine and Equipment ( ZhongPingXie [2007] No 189)；
9．Asset Valuation Standards – Valuation Procedures” (Zhong Ping Xie [2007]  No. 189);
10．Asset Valuation Standards – Enterprise Value” (Zhong Ping Xie [2011] No.227);
11.Guidelines on Quality Control of Business Operations of Valuation Institutions” (Zhong Ping Xie [2010] No. 214)
12．Evaluation Report Guidance of State Owned Asset of Enterprise (ZhongPingXie[2011] No 230 )
13．Guiding Opinions for Certified Assets Valuers on the Legal Ownership of Subjects under Valuation” (Kuai Xie [2003] No.18);
14．Guiding Opinions for Types of Value under Asset Valuation” (Zhong PingXie [2007] No. 189);
15．Accounting Standards for Enterprises - Basic standards  (Ministry of Finance No. 33 Order );
16．Accounting Standards for Enterprises No. 1 —Inventory and other 38 specific standards ( Ministry of Finance[2006]no 3 )；

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

17．Accounting Standards for Enterprises — Application Guidance  (Ministry of Finance CaiKuai [2006]No 18 )；
18．Evaluation Standard for Real Estate (GB/T50291-1999)；

（D） Accordance for Title of Asset
1．Ownership Certificate of House
2．Sate Owned Land Use Right Certificate
3．Driving License for Automobile
4．Purchase Contract and Invoice for Key Asset
5．Ownership Certificate for Other Asset
（E） Basis of Pricing for Valuation
1．Notice to issue the 2013 Power Construction Project Norm and Charges Calculation Rules released by Ministry of Energy of State       National Energy Bureau National Energy Power (2013〕No 289 ；
2．Norm of Power Construction Project Summary - Construction Project issued by National Energy Bureau （2013 version ）；
3．Thermal Power Engineering Construction Budget Preparation and Calculation Standard issued by National Development and Reform Commission  ( 2013 version ) ( it is referred s the Budget Provision )
4．Document for the Pricing for Power Engineer and Norm Management Station, Norm (2014) No 1, the Notice to Adjust the Norm Price Level for Power Construction and Engineering budget in 2013 version
5．Wuhan Construction and Engineering Price Information  May of 2014
6．Notice to Adjust the Interest Rate of Deposit and Loan issued by People’s Bank of China on 6th July of 2012
7．Charge Standard for Engineering Survey and Design issued by National Development and Planning Commission and Ministry of Construction ( revised in 2002) ;
8．Temporary Regulation for the Charging of Engineering Survey in the Initial Period for Water Conservancy, Hydropower and Power Construction issued by National Development and Reform Commission and Ministry of Construction. (FaGaiPrice (2006) No 1352.
9．Temporary Regulation for Vehicle Purchase Tax of PRC ( State Council , No 294 Order, on 22nd Oct of 2000).
10．Standard to Discard Automobile Compulsorily ( No 12 Order in 2012) issued by Ministry of Commerce, National Development and Reform Commission, Ministry of Public Security and Ministry of Environment Protection.
11． 2014 Price Inquiry System for Mechanical and Electrical Products in 2014
12．Norm of Estimate of Power Construction Project issued by China Federation of Electric Power Enterprises ( 2013 version )
13．Comprehensive Budget Price for Installation Material of Power Generation Project jointly issued by China Federation of Electric Power Enterprises. 2013
14． Adjust the 2013 coefficient for the Power Generation Material and Machine and Adjust the Labor Cost according to the Norm of Power Engineer Pricing and Norm Management Station Document.
15．The Operation Regulation for the furnace, gas turbine, power generation, and major transformer provided by the enterprise, and the instruction, contract, Technology Agreement and related draft material for the equipment in major unit plant and major auxiliary machine.
16．The Reference Pricing Index referred by Design of Thermal Project Norm prepared by the Electrical Planning and Design Institute (2013).
17．The engineering budget and settlement material provided by the unit subject to this valuation;

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

18．The asset list and other material provided by the unit subject to this valuation ;
19．The financing accounting and operation provided by the unit subject to this valuation ;
20．The market material, industry economy and macro economy material collected by valuer
21．The relevant material surveyed and invested by the valuer on the site;
                22．Other reference materials.

VII. VALUATION METHOD

The asset valuation method mainly includes the asset based method, income method, market method. When the registered valuer value the price of the enterprise, he shall analyze the practice for three valuations methods after the information collected according to valuation purpose, valuation target, type of value, then select one or multiple asset valuation method. The valuation adopts the asset based method and income method according to the practice of the valuation.
The asset based method refers that a kind of valuation to value the various assets, value of liability in the balance sheet and off the balance sheet, so as to confirm the valuation of the valued target on the basis of the balance sheet on the Reference Date of the enterprise subject to the valuation as the asset liability sheet.

Basic formula for the asset foundation method:
The value of all equity of shareholder = total appraised value of all assets of enterprise - total appraised value of all liability

This valuation is under the requisite that the enterprise is in successive operation, the all asset and liability of the balance sheet and off the balance sheet on the Reference Date can be identified, the asset and liability subject to the identification can be valued separately by proper valuation method. The enterprise subject to the valuation does not have any asset or liability hardly to be identified or valued with the influence to the object subject to the valuation, therefore the asset foundation method can be adopted.

The income method means a kind of evaluation method for the unit subject to this valuation  after the expected profit is capitalized or discounted.

The specific method normally used by the income method includes the dividend discount method and the cash flow discount method.
The unit subject to this valuation  in this report has the successive operation foundation and condition. The previous operation and financial data is sufficient showing the good profit capacity. The operation and profit has the stable corresponding relationship. The future profit and risk can be predicted and measured. Therefore the income method can be used to value it.

The market method means to compare the unit subject to this valuation  and the comparable listed company or the comparable trade case so as to confirm the value of the unit subject to this valuation .
The two specific methods for the market method is the comparison method for list company and comparison for trade case.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Due to the enterprise subject to this valuation enterprise is not the listed company, therefore business structure, operation mode, scale of enterprise, asset configuration, usage situation, the operation stage of the enterprise, the growth, operation risk, and financial risk are of the listed company in the same industry are totally with the enterprise subject to this valuation. And on the Reference Date, the case for trade, purchase, and merge the similar enterprise in the industry is few at the period of the Reference Date, therefore it is hard to obtain the reliable operation and financial data for the comparable trade case, the proper valuation rate is hard to computed, therefore this valuation will not adopt the market method.

（A） Asset Based method

1. Current Asset
current asset includes the currency capital, note receivable, account receivables and other receivables, advance payment, interest receivables, and inventory.
（1） Currency capital: including the cash and the deposit in the bank. The valuer shall adopt the way of supervision of counting to check the cash in the site and shall carry out the reasonable backward calculation according to the cash journal record. The book value after the inspection shall be regarded as the valuation result after the cash balance is calculated on the Reference Date upon the comparison of the cash journal; the deposit in the bank shall be enterprise subject to this valuation by its book value after the account, sheet and the bank statement are inspected with the combination of the response letter from the bank, for which, the deposit balance adjustment sheet of the bank can be used to calculate the balance after it is inspection.
（2） Note receivables; the valuer shall inspect the general account, the itemized account, financial statement and the detail list of the valuation. Secondly, the note in the stock shall be supervised so as to verify the related content in the registration book of the note receivables. The acceptance and endorsement situation for the note on the Reference Date shall be obtained so as to confirm the truthfulness of the economic behavior and the accuracy of the amount involved in the note. Due to the short term and strong ability to liquidate for the note receivables, the book value upon the inspection can be used as the valuation result when the credit of the unit to issue the note is good.
（3）
（4） Receivables: the valuer shall verify the record of the account, inspect the original voucher, and the business contract, and verify the truthfulness, account age, business content and amount of the transacted matter. For the asset with possibility to be claimed, its valuation result can be confirmed by the formed asset or the right; for the asset or the right hardly to be formed, its valuation result shall be confirmed by the amount after the total pre-payment deducts the enterprise subject to this valuation loss.
（5） Interest Receivables: the valuer shall inspect the record of the account, inspect the related material for the loan contract, verify the truthfulness and amount of it, verify the correspondence of the amount in the account, statement and sheet. The book value after the
（6） Advance payment: the valuer shall verify the record of the account, inspect the original voucher, and the business contract, verify the truthfulness, account age, business content and amount of the transacted matter. For the asset with possibility to be claimed, its valuation result can be confirmed by the formed asset or the right; for the asset or the right hardly to be formed, its valuation result shall be confirmed by the amount after the total pre-payment deducts the enterprise subject to this valuation loss.
（7） Interest Receivables: the valuer shall inspect the record of the account, inspect the related material for the loan contract, verify the truthfulness and amount of it, verify the correspondence of the amount in the account, statement and sheet. The book value after the verification is the valuation result.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

（8） Inventory.
The inventory is the raw material.
As for the valuation to the inventory, the valuer shall inspect the internal control system for the inventory, know the in-warehouse, ex-warehouse and storage accounting system for the enterprise, shall verify the financial record of the enterprise, the statistic statement and the onsite examination, shall make the spot check for the voucher and record of account book for the receiving, dispatching, carrying over and storage system of the inventory. If the inventory management condition of the enterprise is good, the relevant internal control system is equipped, the relevant account record and the original voucher have been inspected, and the truthfulness and the ownership of the inventory can be confirmed.

Secondly, the valuer shall inspect the pricing for the inventory and the method of the inspection, which price shall be fixed by the actual cost.
The valuation method is as below:
After the verification, the book value of the raw material shall be composed by the purchase price and reasonable cost. Due to the fast turnover of the raw material, the unit price of the book value is close to the market price on the base day. The valuation result can be fixed by the actual quantity times the unit price of book value.

2． Non- current Asset
Non - current asset includes the fixed asset for house and buildings, the fixed asset for equipment, the project under construction, the project material, the intangible asset and the deferred tax assets.

（1） House and Building Asset
According to the character of the house and constructions to be evaluated, the repurchase cost method or the market method is used to value it.

1)  Repurchase Cost Method
For the productivity house without the trade case, it shall be estimated according to cost method according to the principles of the separation assessment by land and house. The cost method refers to a kind of method to value the price of house that the market condition at the time to value the house and the structure character of the house is used to compute the required investment to repurchase the property in same type times ( hereinafter referred as the repurchase cost  ) times the depreciation rate for the house and buildings.

Valuation Price = Repurchase Full Price X Comprehensive Depreciation rate

①  confirmation for the full price of repurchase
A. major buildings and structures
a．Full Price For Repurchase=Construction Project Fee+Other Fee +Capital Cost
a) Construction Project Fee:The norm selects the  of the Project Budget Quota of Power Construction - Construction Project (2013). The direct project fee can be obtained after the sub-item of the quota corresponding to the project quantity in the budget letter. The measurement fee, indirect fee, profit and tax can be calculated and obtained from the Thermal Power Generation Project Construction Budget Preparation and Calculation Regulation issued by National Energy bureau ( 2013 Version ), and the labor fee can be adjusted according to Notice for Price Level Adjustment for 2013 Power Construction Project Budget Quota (2014) No 1. Meanwhile, the price difference for the construction material shall be computed according to the Pricing Information of Construction Project in May of 2014 in Wuhan and calculate its tax, by which, the “construction project fee” can be obtained.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

b) Other Cost
It shall be calculated according to the Budget Preparation and Calculation Regulation of Thermal Power Generation Project Construction ( 2013 Version ), and the Notice to issue the Temporary Regulation for Survey Fee Collection for the Work in Initial Period of Water Conservancy, Hydropower and Power Construction Project, released by National Development and Reform Commission and Ministry of Construction ( FaGai Price (2006) No 1352), the detail information is displayed as below:

CALCULATION TABLE FOR OTHER COST

No	Name of cost	Cost base	Rate
(A)	construction management fee of project
1	legal person management fee of project	construction project fee	2.20%
2	bidding fee	construction project fee	0.39%
3	project supervision fee	construction project fee	1.60%
4	project settlement inspection fee	construction project fee	0.19%
5	project insurance	construction project fee	0.15%
(B)	project construction technology service fee
1	work fee for initial period of project	construction project fee	1.55%
2	transferring and test fee for IPR	construction project fee	0.280%
3	Survey fee	construction project fee	0.058%
4	Design fee	construction project fee	2.52%
5	review fee for design document	construction project fee	0.056%
6	review fee for construction drawing and document	Design fee	1.500%
7	appraisal fee after project completion	construction project fee	0.11%
8	appraisal fee after the desulfurization project is completed	construction project fee	0.019%
9	Power engineering construction inspection fees	construction project fee	0.17%
10	Power engineering technical and economic standards, management fee	construction project fee	0.10%
11	Staff training and early into the factory fee	construction project fee	1.50%

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

c) Cost of capital
According to the construction scale of the house and the original material, under the normal construction period, and the investment is injected evenly within the construction period, the cost is computed according to the loan interest rate for the RMB issued on the valuation basis date within the project construction period confirmed by the national work period standard.

INTEREST RATE FOR THE LOAN IN THE FINANCING
INSTITUTION ISSUED ON 6TH JULY OF 2012

Period of loan	Annual interest rate %
I. short period loan
six months ( within )	5.60%
From 6 months to one year ( including	6.00%
II. Long and middle term loan
One to three year （including）	6.15%
Three to five year（including）	6.40%
Above five years	6.55%
III. Discount	It is fixed by the bottom limit of the discount rate and the added point
Capital cost = ( construction project fee + other cost ) X construction period X interest rate X 1/2.

B. Other construction (buildings):
a) Analogy: its price can be adjusted to get the repurchase cost of the building according to the repurchase cost of the case, it can be compared according to the structure form, the height of the floor, the located floor, the span, the material, the internal and external decoration and case. The repurchase unit price times the project quantity is the complete repurchase price.

b) Its price can be adjusted to compute the other cost and capital cost according to the reference of the construction project fee in the final report, so as to obtain the repurchase unit price for the buildings.
The total cost for the repurchase = unit price of repurchase X project quantity

② The fix for comprehensive depreciation rate
The comprehensive newness for the house and building can be fixed by the theory depreciation rate and the survey depreciation rate.

The computation for the theory depreciation rate

The theory depreciation rate = ( economic duration period - used period ) / economic duration period X 100%.

B. Valuation for the survey depreciation rate
The first element to affect the building’s depreciation rate is the structure ( foundation, wall, loading, and roof), decoration ( floor of building, internal and external decoration, window and door, the roof), the equipment and facility ( water and sanitation, heating, illumination ), which shall refer to the regulation of Valuation Standard for Completion and  issued by the Ministry of Construction Abrasion Grade), combined with the onsite survey situation. Finally, the survey depreciation rate can be fixed by the weight.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Survey depreciation rate = score of the structure part X weight + score in the decoration part X weight + score in the installation X weight

C.  Comprehensive Depreciation rate

The theory newness weight is 0.4 and the weight for the survey depreciation rate is 0.6.

Comprehensive depreciation rate = theory depreciation rate X 0.4 + survey depreciation rate X 0.6
③ Calculation for the valuation result

Valuation result = total price of repurchase X comprehensive depreciation rate

2)  Market Comparison Rate.

As for the commercial house purchased by the method in the valuation scope, its book value includes the value of the land use right, and at the same area, there is the case to deal same type of house. In this valuation, the market method is adopted to value the result based on the combination principle for land and house so as to calculate the valuation result of the building ( including the land price ).

The market comparison method refers a method that when the house and land price is sought, the similar real estate transacted in same supplying and demanding circle within the period close to valuation basis date shall be used as the comparison standard so as to obtain the price of the house to be enterprise subject to this valuation through different elements according to transacted house price.

The calculation formula to value the price of the house by the market comparison method is:
The valuation price of the house to be enterprise subject to this valuation = the transacted price for the real estate in the case X coefficient of correction in the transaction X coefficient of correction in the transaction date X  coefficient of correction of the regional element X  coefficient of correction of individual element.

（2） Fixed Asset for Equipment
According to the purpose of this valuation, with the assumption of the successive usage and on the basis of the market price, the value for the equipment and machine used in the normal production shall adopt the cost method according to the character of the equipment and the collected material; if the usage period for the equipment is long, it is hard to obtain the market price of the wholly new equipment in same type, and the equipment in the 2nd hand market is existed, such as the ordinary automobile and electronic office equipment, the market method shall be used to value the price.
For the equipment to be discarded, its sold net value can be used as the valuation price.
1) Cost method
Valuation price = repurchase cost X depreciation rate
① Confirmation for repurchase price
A.Equipment and machine
Full price of repurchase = purchase price for equipment + transportation fee + installation and engineering fee + other cost + capital cost - deductible increase tax
Where: the purchase cost for equipment = purchase for price + comprehensive transportation fee

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

a. Purchase fee for equipment
a) power generation equipment: the price for main equipment and the major auxiliary equipment, such as the boiler, the gas turbine machine, power generation machine, the transformer and the feed water pump; which shall be fixed through the inquiry to the manufacturer for the price published on the date of valuation basis date, or seek for the market price in current time from the 2013 limit cost index (2013) , or refer to the price of the same type equipment purchased in recent period.
b) Other machinery equipments
It is confirmed according to 2014 China Electro-mechanical Quote Manual and the newest deal price in the market for such equipment.
b. Comprehensive transportation fee
According to the Budgeting Preparation and Calculation Standards of Thermal Power Generation Engineering Construction (2013), the comprehensive transportation fee for equipment is confirmed after the distance between the manufacturer for equipment and the installation distance is referred.

c. Installation engineering fee:
According to calculation rules of Norm of Power Construction Project (2003), the engineering fee is calculated directly. The labor fee is adjusted according to (2014) No 1 document issued by General Station of Power Engineering Pricing and Norm Management, and other measures fee, indirect cost, profit and tax is computed according to the Budget Preparation and Calculation Standard for Thermal Power Generation Engineering Construction (2013).

d. Other cost:
 it is confirmed according to the Budget Preparation and Calculation Standard for Thermal Power Generation Engineering Construction (2013) issued by the National Reform Commission and  Notice about Management Provision for Engineering Survey Design Charge issued by State Development Planning Commission and Ministry of Construction ( JiJiaGe(2002) No 10. The other cost includes the construction management fee, technology service fee for project’s construction, production preparation fee and other cost.

e. Capital cost

The capital cost is confirmed according to the reasonable construction work period in this project, based on the total amount for the cost to purchase the equipment, the installation and engineering fee, basis fee and other fee with the interest rate of loan in the corresponding period at the Reference Date.

f. The VAT included into the cost to purchase the equipment

According to “Caishui (2008) No 170 document”, for the item in complying with the condition to deduct the VAT, the computed VAT shall be deducted from the full price to purchase the equipment;

B. Electronic Equipment

For the equipment with same model in the market, the price of the product sold by the seller normally includes the transportation, on-commissioning and service, so the other fee will not be involved except for the sale price. Therefore, the purchase price is the full price for repurchase. According to the local market information and the market price material for recent period provided by the website of www.zol.com,cn, the market price for the electronic equipment on the Reference Date can be confirmed.

The full price for the repurchase = purchase price ( excluding tax).

C. Vehicle

The full price to repurchase the vehicle is composed by three parts, including the purchase price, tax for the vehicle purchase price, other fee ( such as the fee to verify the vehicle, plate fee and procedure fee etc).

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

The purchase tax: it can be confirmed after the market price for the latest transacted price in the same model vehicle in the local place of the vehicle. The fee can be confirmed in accordance with the reasonable charge standard and level levied by the local vehicle management department.

The tax to purchase the vehicle: it is computed according to the Temporary Regulation of PRC regarding to Purchase Tax of Vehicle.

Other cost: normally it is the vehicle verification fee, plate fee and procedure fee etc.

② Confirmation for the depreciation rate

It can be confirmed after the usage situation of such equipment ( instrument ) ( onsite survey for engineering environment, maintenance, appearance, operation rate, completion rate, the reviewing the necessary records for the equipment ( instrument )’s operation, accident, inspection and evaluation of performance) and the opinion exchange with the operator.

The Electronic Specific Equipment And General Machine And Equipment

Its available usage period is confirmed mainly in accordance with the economic lifespan of the equipment, used period, the onsite investigation and understanding for the usage condition of equipment and the technology condition. The comprehensive depreciation rate can be fixed by the following formula on the basis of the available usage period. The comprehensive depreciation rate = available usage period / ( available period + used period )X 100%

B. As for the small size equipment such as the electronic equipment and air condition, its comprehensive depreciation rate can be fixed mainly through its economic lifespan; the comprehensive depreciation rate of the large size electronic equipment can be fixed through the reference of its work environment, and operation of the equipment.

C. For the vehicle, the depreciation rate can be confirmed through the lower data from the driven miles of the vehicle and used period, in accordance with the vehicle mandate discard standard issued by the state. Such depreciation rate can be adjusted on the basis of the onsite survey result. If the difference between the onsite survey result and the depreciation rate confirmed by the lower data between the driven miles of vehicle and the used period, then such depreciation rate is not required to be adjusted.

③ The Confirmation to the Valuation Result

valuation result = full price of equipment X comprehensive depreciation rate.

2)Market Method

A.Vehicle.

The select the automobile trade cases with the strong relativity and replacement nature within the same supply and demand scope as the unit subject to this valuation  in the second hand automobile market in recent period. According to the situation of the unit subject to this valuation  and the comparable case, analyze, compare and correct the element to affect the price in the 2nd hand automobile market, such as the available driving miles, the trade date and the condition of the traded vehicle. The computation formula is as below:

Basic comparison price = price of the comparable example X corrected coefficient for the driven miles of vehicle X correction coefficient of the vehicle condition X correction coefficient of the vehicle trade date X correction coefficient of the trade of vehicle

Basic comparison price = ( case A + case B + Case C ) ÷3

valuation result of the vehicle by market method = basic comparison price

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

B. Electronic Office Equipment

Select the market trade case with the same, similar model of the equipment to be valued, in same or similar time of the trade time ( it shall be more than three cases ) and the average value of them is the enterprise subject to this valuation result for such equipment.

（1） Project Under Construction

A. Project under Construction- Civil Construction

1) This valuation is adopted with the repurchase cost method according to the character of the project under construction. As for the project under construction in the ordinary process, valuation result is confirmed by the verified book value when the construction period is short, the construction material is not changed in large extent, the enterprise pays the project payment according to the schedule and the provision of contract, the image progress of the project is verified and investigated and the budget of the project is confirmed. When the payment of the project has been paid with amount over RMB 0.5 million yuan, if the project period is over half year, the valuation result shall be confirmed after the proper capital cost is considered.

2)The repairing project of the original project, the valuation result is included into the original project and it is enterprise subject to this valuation as zero in the project under the construction.

B. Equipment Project Under the Construction

According to the character of the project under construction, the valuation method adopts the repurchase cost method. As for the project under construction in the ordinary process, valuation result is confirmed by the verified book value when the construction period is short, the construction material is not changed in large extent, the enterprise pays the project payment according to the schedule and the provision of contract, the image progress of the project is verified and investigated and the budget of the project is confirmed. When the paid amount for the project is higher than RMB0.5 million yuan and if the construction period is over half year, the valuation result shall be determined after the proper capital cost is considered.

The repairing project of the original project, the valuation result is included into the original project and it is enterprise subject to this valuation as zero in the project under the construction.

(2)Project Materials

According to the project material list provided by the enterprise, its result shall be enterprise subject to this valuation on the basis of the book value of the enterprise upon the verification and the original purchase cost, with the reference of the market price of the purchased project material. For the project material with the short period of stock, small change of the market price, its value can be confirmed after the book value is verified.

（3）  Intangible Asset- Land Use Right

The intangible asset is the land use right.

The land use right of this project is valued by Beijing Zhongdi Huaxia Land and Property Appraisal Co., Ltd. The land valuation result refers the valuation result ( code of the land evaluation report:  GTDZ-BJ[2013]Tuguzi No 118） made by Beijing Zhongdi Huaxia Land and Property Appraisal Co., Ltd. .

According to the land valuation report of Beijing Zhongdi Huaxia Land and Property Appraisal Co., Ltd. , the valuation price of the land is the market price for the transferred land

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

use right within the remaining period as of the Reference Date, 31st May of 2014 under the current utilization condition, when the expected purpose and development degree is met.

Note: The five plots of lands without the land use right certificates have been executed the land transferring contract. After the verification, such five plots of lands are hardly to handle the land use right certificates and it is not sure the land use rights can be issued in next year. This valuation result of the land is listed to the book value upon the verification for the prudent consideration.

(4)Deferred Tax Assets Deferred Tax Assets

It is the deferred tax asset formed when the enterprise prepares the temporary difference for the assets in the bad debts. The valuer shall confirm the valuation result of the deferred tax asset according to the difference between the provision of the impairment of the asset and the book value based on the income tax rate of the enterprise.

3.Liability

Verify the actual debtor and liabilities of each debt, so as to value its price for the liability item and the amount to be undertaken by the unit subject to this valuation  actually on the valuation basis date.

(ii) Income Method

1． The definition and principles of the income method

The income method of the valuation for enterprise’s price refers that capitalize or convert the expected profit of the enterprise so s to confirm the value of the unit subject to this valuation .

2. The requisite of the application of the income method

The following conditions shall be met when the income method is applied to value the price of the equity of the shareholders:

(1)The unit subject to this valuation  shall have the successive operation capacity, it can predict the period to obtain profit in their expectation;

(2)He can and shall use the currency to measure the future expected profit for the unit subject to this valuation ;

(3)He can measure the risk undertaken for the predicted profit of the principal by the currency;

(4)The consigned target can meet the profit expected by the owner in the operation;

3． The valuation model

Based on the valuation purpose and valuation target, the DCF method is adopted in this valuation. Where, the future expected profit of the enterprise shall adopt the enterprise cash flow. The discounting rate is the capital weight average remuneration rate, which computation formula is:

E=B - D

Where:E--all equity of the shareholders of the unit subject to this valuation

B-- entire value of the enterprise for the unit subject to this valuation

D-- liability value of the unit subject to this valuation  when the interest is paid

The computation formula for whole price of the unit subject to this valuation  is:

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Where:P--the value of the operational asset for the unit subject to this valuation

ΣCi--Value for the non-operation and surplus asset existed on the Reference Date of the unit subject to this valuation  and the value of the long term equity  investment.

(1)	the operation asset value of the unit subject to this valuation is P, the calculation formula is:

Where:	R i--the expected profit for the unit subject to this valuation in future No i year
r-- discount rate
n--future successive operation period for unit subject to this valuation
1）	the confirmation for the discount rate r

This valuation discount rate adopts the capital weight average remuneration rate. If the capital weight average cost model (WACC) is used, then formula is:

Where:

rd: interest rate for the long term debt with interest after the income tax is deducted；

r0:  long term debt with interest before the income tax is deducted

t:applied interest rate for income tax

Wd  --Debt rate for the unit subject to this valuation

We-- Equity rate for the unit subject to this valuation

re-- Equity capital ROE, it is defined according to the CAPM where:

re-- Equity capital ROE,

rf-- Risk-free rate of return

rm--Markets expected rate of return

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

β-- the expected market risk coefficient for the equity capital of the unit subject to the valuation

ε--special risk adjustment coefficient for the unit subject to the valuation

2)The confirmation for the prediction period n

This income method is applied under the requisite that the enterprise is operated successively. Therefore, the profit period is the confirmed as the indefinite duration. According to the operation history of the enterprise and the development trend of the industry, the two stage model is adopted, which means the price will be valued to predict the income of enterprise, the cost and fee based on actual situation, policy and market, and profit for five years after the Reference Date. After that, the predicted data is kept same as the No five year.

(2)The value for the non-operation and surplus asset existed in the unit subject to this valuation on the Reference Date is ΣCi Its computation formula is:

Where:

C1-- the cash asset value existed in the unit subject to this valuation on the Reference Date;

C2--other surplus and non-operation asset value existed in the unit subject to this valuation on the Reference Date.

C3--Long term investment value

The non-operation asset and surplus asset will not product the operational cash flow, therefore it is not proper to adopt the cash flow method, the valuation result shall be computed by the  cost method in total sum .

VIII. Implementation Process and Condition for the Valuation Procedure

Golden Standard&Headmen Asset Valuation Co., Ltd. accepted the entrust from China Huaneng Group, valued all of equity of the shareholders in Huaneng Wuhan Power Generation Co. Ltd. The valuation basis date is fixed on 31st May of 2014. The valuation was officially since 16th June of 2014, on 12th July of 2014, the on-site work was finished and on 9th Oct of 2014, the official report was issued. The whole valuation process includes the acceptance for the consignment, verification and inspection for the asst, the collection, arrangement and analysis for the material, the valuation and assessment, the summary of assessment, the archive of the work draft. The major valuation process is as below:

(i) the preparation stage for the initial period of the valuation

1．Obtain the basic information of the unit subject to this valuation  and the unit subject to this valuation , verify the valuation purpose, valuation target and valuation scope;

2.   Conduct the comprehensive analysis and valuation to the professional competence capacity, independence and business risk according to the valuation purpose and background of transaction, sign the regulated document for asset valuation business;

3．Collect the basic policy, law and regulation of the industry for the unit subject to this valuation , the market operation information for its industry;

4.   Formulate the valuation proposal and the basic valuation thought, confirm and assess the key point of the work according to the obtained information;

5.   Confirm the project valuation team and provide the industry training;

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

6. Guide the unit subject to this valuation  to collect, and prepare the relevant valuation material;

7. Coordinate with the unit subject to this valuation  to inspect the asset, fill out the Asset Valuation Detail List

(ii) The onsite verification and valuation stage

1. Confirm the time to approach the site according to the specific situation of the enterprise;

2. Obtain the information related to the general condition of the enterprise, previous and current situation of the consigned asset, obtain the related information regarding to the financial system, operation, the allocation of the asset and the usage condition from the relevant personnel of the principal and the unit subject to this valuation .

3. According to the Asset Valuation Detail List provided by the unit subject to this valuation , the book value of each item and the general book, detail book, accounting statement of the enterprise shall be verified, so as to check the accordance between the book and account table. The valuer shall adjust the discovered problem coordinating with the unit subject to this valuation .

4. Each asset of the enterprise subject to this valuation scope shall be surveyed, and verified according to each asset of the enterprise under the requirement of the asset valuation principles, so as to keep the accordance of the book and account, which specific content is:

 (1) current asset and current liability

To check, inquire, inspect, spot check and monitor the original voucher for the current asset and the current liability;

 (2) Verify, survey, inspect and inquire the real material and other asset;

5. Check and collect the relevant material related to this valuation, which shall be sealed and confirmed by the enterprise, including:

(1) Complete material of enterprise and the valuation behavior document;

(2) Ownership right certificate for the consigned asset, mainly including the business contract, the invoice of payment, the inquiry letter, the statement of bank, the driving license of the vehicle, the house certificate, the certificate of the real estate, the usage right certificate of the land, the payment certificate, the license to construct the land, the transferring contract, the license for the construction project and planning, the license for the construction project and engineering, the license for the construction project implementation and the commitment letter etc.

(3) Collect the valuation technology material, mainly including the survey list for the stored goods, the completion and acceptance material for the house, the technology instruction for equipment, the maintenance, technology and reform record, the inspection report, the instruction for discarded or to be discarded material;

6. Verify, inspect, analyze, arrange the corresponding asset according to the  collected material, and make the completion and rationality for the material.

7. Confirm the valuation method for each type of asset according to the collected asset material, the market price material obtained from the market research based on the real situation and character and the asset valuation principles.

8． Select the reasonable parameter to value and calculate the assets under the valuation scope according to the selected assets valuation methods through the valuation model, so as to obtain the initial valuation result.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

(i) Value, summarize the initial results for each asset valuation so as to from the initial valuation result, analyze, summarize and inspect such result completely. Notify the connection between each specific group, to check the re-valuation and omission of the valuation, the rationality of the related asset so as to complete the necessary adjustment, modification and completion.

(ii) At the stage to prepare and submit the valuation report

Prepare the asset valuation report, submit the initial draft of such report to the principal so as to make the sufficient communication and get the agreement. Verify, modify and revise this valuation report according to the three level inspection system and procedure of the valuation organization, so as to issue the official asset valuation report, submit the relevant material according to the regulation, summarize and arrange the work draft of the asset valuation.

IX. ASSUMPTIONS
(I) Public Market Assumption
(II) Renewal for Original Land in Asset
(III) Change Assumption for the Main Body of Property;
(IV) Successive Operation of Enterprise;
(V) Macro Economy, Politics, and Social Environment Where the Targeted Company is Located Has Not the Material Adverse Change ;
(VI) The Foreign Exchange Rate, the Interest Rate, the Fax, Inflation, Population and Industry Policy Has Not the Material Adverse Change.
(VII) The Current Law, Regulation, Policy and Social Economic Environment to be Complied by The Enterprise Has not Material Adverse Change ;
(VIII) The Industry Which the Enterprise is Engaged and the Subordinated Market And Technology Are In Normal Status, It Has not been Changed in the Market and Technology;
(IX) The Major Operation Asset of the Enterprise Can be Used Effectively, the Invalid Utilization, Such As the Idle Will Not be Occurred;
(X) The Human Resources of the Enterprise and the Management Team Has Not Material Adverse Change  and the Current Operation Manner and the Successive Operation is Maintained;
(XI) The Operation Plan Formulated by the Enterprise, and the Adopted Measures, the Added Investment for the Expanded Scale Can be Realized According to the Predicted Schedule and Process and Obtain the Predicted Profit;
(XII) It is Assumed that the Accounting Policy Adopted By The Company In Future And The Accounting Policy Adopted by the Company When this Report is Prepared is Same in the Important Aspects;

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

(XIII) It is Assumed that the Future Coal Price is Stable at the Valuation Basis Date and Free from the Significant Fluctuation.
(XIV) It is Assumed that after the Valuation Basis Date, the Online Benchmark Power Price Implemented by the Unit Subject to this Valuation  is Stable, and Consider The Notice About Further Release the Conflict between Environment Protection and Power Price issued by National Development Commission ( Fagaijia(2014) No 1908 ), together With The Influence Resulted By Hubei Province To Reduce The Power Price In The Grid By The Rate Of RMB 0.0110 Yuan /Kwh, for Power Generation Enterprise by Coal (Which is Implemented Since 1st Sep Of 2014), in Next Year, Such Price Will Not be Changed;
(XV) It is Assumed That After The Valuation Basis Date, the Supply Method for the Major Raw Material and Auxiliary Material Consumed by the Production Operation Of The Company Will Not Be Changed. The Control for Cost and Expenditure Can be Realized According to Relevant Plan;
(XVI) The Material Provided by the Principal and the Relevant Parties is True, Legal and Complete;
(XVII) It is Free from any Force Majeure To Bring the Key Influence to the Operation of the Enterprise;
(XVIII) It is Assumed that the Asset Status and Data is True for the Data and Material Failed to be Verified and Confirmed Due to the Limitation of the Valuation Procedure;
The Valuer Identifies the Prerequisite Condition for these Assumption is Established on the Valuation Benchmark Date According to the Requirement of The Asset Valuation. When the Future Economic Environment is Changed Significantly and the Prerequisite is Changed, the Valuer Will Not Undertake the Responsibility for the Various Valuation Result Due to the Prerequisite is Changed.

X.  VALUATION CONCLUSION

This valuation conduct the valuation and assessment through the asset basis method and income method.

(A) Asset Based Method
1． Valuation Result
Up to valuation basis date, the book value for the total asset of Huaneng Wuhan Power Generation Co. Ltd is RMB 5,088.3134 million yuan, the valuation result is  7,194.7774 million yuan, the increased value is RMB 2,106.4640 million yuan, and the increase rate is 41.40%. The book value for liability is RMB 3,609.4024 million yuan and the valuation result is RMB 3,583.9418 million yuan, the increased value is RMB -25,46.07 million yuan, and the increase rate is -0.71%. The book value of the owner’s equity ( net asset) is 1,478.9110 million yuan and the valuation result is RMB  3,610.8356   yuan, the increased value is RMB 2,131.9246 yuan and the increase rate is 144.16%. The details for the valuation conclusion see the valuation detail list.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Summary Table for Asset Valuation Result
Unit of amount: RMB 10,000
Item		Book value	Valuation result	Increase or decrease	Increase rate ％
		A	B	C=B-A	D=C/A×100%
1	Current asset	86,003.04	86,003.04	-	-
2	non-current asset	422,828.30	633,474.70	210,646.40	49.82
3	Among it: long term receivables	-	-	-
4	Fixed asset	393,440.37	489,700.38	96,260.00	24.47
5	project under construction	10,038.98	9,351.62	-687.36	-6.85
6	project material	20.89	20.89	-	-
7	oil and gas asset	-	-	-
8	intangible asset	18,955.34	134,029.09	115,073.75	607.08
9	cost for development	-	-	-
10	deferred tax assets	372.72	372.72	-	-
11	total asset	508,831.34	719,477.74	210,646.40	41.40
12	current liability	263,092.49	263,092.49	-	-
13	Non-current liability	97,847.75	95,301.69	-2,546.07	-2.60
14	total liability	360,940.24	358,394.18	-2,546.07	-0.71
15	net asset（owner's equity）	147,891.10	361,083.56	213,192.46	144.16
(B) Income Method
Up to the valuation basis date,  the book value of the owner's equity(net asset) Huaneng Wuhan Power Generation Co. Ltd is RMB 1,478.9110 million yuan, and the valuation result is RMB  3,587.7565 yuan, the increase amount is RMB  2,108.8455  yuan and the increase rate is 142.59%.
(C) Confirmation to Valuation Result
The asset-based approach considers the value of corporat assets from  the angle of replacement, while the income approach considers the corporate value from the angle of future income. As Huaneng Wuhan Power Generation Co., Ltd. is a company engaged at thermal power generation, and its future income is greatly affected  by the state policy, coal market change and other factors. The estimated future income and actual income may vary with the change of assumptions, and the results calculated through income approach are established only if the assumptions are established.
Considering the uncertainty for the forecasting by Huaneng Wuhan Power Generation Co., Ltd. of the company’s profit, combining with the purpose of this valuation, the valuer regards the valuation conclusions drawn through asset-based approach as the final valuation conclusions, in other words, the displayed market value for the entire shareholding interests in Huaneng Wuhan Power Generation Co. Ltd as of 31st May of 2014 is RMB 3,610.8356 million yuan.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

XI.              NOTES ON SPECIAL MATTERS

(A)              Notes on reference to conclusions of the report issued by other agencies
1.              The client of land use right separately entrusts Beijing Zhongdi Huaxia Land and Real Estate Valuation Co., Ltd. with corresponding qualifications to conduct the valuation. Upon its request, during the overall valuation by asset-based approach, we will summarize its land valuation results, with the specific land valuation as shown in the land valuation reports issued by Beijing Zhongdi Huaxia Land and Real Estate Valuation Co., Ltd. on August 29, 2014 ((BJ) ZDHX (2014) (G) Zi No. 71 Hubei Wuhan-Chu-1, (BJ) ZDHX (2014) (G) Zi No. 71 Hubei Wuhan-Chu-2, (BJ) ZDHX (2014) (G) Zi No. 71 Hubei Wuhan-Hua-1, and (BJ) ZDHX (2014) (G) Zi No. 71 Hubei Wuhan-Hua-2).
2.              Precondition and assumptions for valuation
(1)              The basis for this valuation includes the national standards of PRC such as the Regulations for Valuation on Urban Land (GB/T 18508-2001), Regulations for Gradation and Classification on Urban Land (GB/T 18507-2001) and Current Land Use Classification (GB/T 21010-2007), relevant laws and regulations issued by the National People's Congress, the State Council and the Ministry of Land and Resources, relevant regulations issued by Hubei Provincial People’s Government, Hubei Provincial Land and Resources Department, Wuhan Municipal Government and Wuhan Land and Resources Bureau. Materials of the parcel to be valuated include the business license of the enterprise legal person, State-owned Land Use Permit and Premises Permit offered by the client, Huaneng Wuhan Power Generation Co., Ltd.
(2)              The real estate market on the Reference Date is a fair, open and impartial balanced market. Relevant valuation materials such as land location and real estate trading materials were obtained by the valuers from site investigation.
(3)              The land price connotation of the parcel to be valuated is the assigned land use price of the parcel on the Reference Date, May 31, 2014, under of the conditions of setting the land purpose, land development degree, term of land use and current usage conditions. The combination of the parcel to be valuated and other operation factors can satisfy the normal management in the set use term, and ensure sustainable development of the company.
(4)              The valuation result of this report is the assigned land use price under the conditions based on which the land price is defined. If there is any change in the factors affecting the land price such as the land use patter, Reference Date, land development condition, term of land use and land area for the parcel to be valuated, the valuation price shall be adjusted accordingly.
3.              Use of valuation results and valuation report
(1)              The valuation is based on such main laws and regulations as the Regulations for Valuation on Urban Land (GB/T 18508-2001), Regulations for Gradation and Classification on Urban Land (GB/T 18507-2001), Current Land Use Classification (GB/T 21010-2007), relevant laws and regulations issued by National People's Congress , the State Council and the Ministry of Land and Resources, as well as Hubei Provincial People's Government, Hubei Provincial Land and Resources Department, Wuhan

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

Municipal Government and Wuhan Land and Resources Bureau. The valuation results are intended to provide reference on land use right transfer price for share transfer of Huaneng Wuhan Power Generation Co., Ltd.
(2)              The land valuation report is only used by the client and for submission to the land administration department for review, and the technical report of land valuation is not available to the client. The parcel to be valuated, as business land or land for operations associated ancillary facilities, will produce corresponding land revenue in case of effective and rational use. The valuers have selected the valuation principles, approach and parameters according to relevant national laws and regulations, valuation regulations and relevant technical standards on land price valuation and in combination with specific conditions of the parcel to be valuated. Any operation mode and procedure related to the parcel to be valuated are in line with relevant national and local laws and regulations.
(3)              The valuation results in this report are valid for one year from the Reference Date.
(4)              The use right of the valuation report and the valuation results belongs to the client, and the interpretation of the valuation results falls within the responsibilities of Realhom Land & Real Estate Appraisal & Consulting Co., Ltd. (Hubei).
(5)              This report and the valuation results are only used to provide reference on land use right transfer price for share transfer of Huaneng Wuhan Power Generation Co., Ltd. and the valuation results will be invalid when used for other purposes.  Any organization and individual shall not publish or dismember this report in any way without the written consent of the valuation agency.
(6)              This report must be used as a whole, and the entrusted valuation agency disclaims any liability for any loss resulted from the use of part of the report.
4.              Other matters requiring special notes
(1)              Land assignment
1)              (BJ) ZDHX (2014) (G) Zi No. 71 Hubei Wuhan-Hua-1
A.              The State-owned Land Use Permit, Premises Permit and land use condition materials of the parcel to be valuated were provided by the property owner and have been checked and confirmed by the site valuers; the regional location map and pictures of the parcel to be valuated, land assets questionnaire, market comparison case, compensation documents for land expropriation and standard land price were collected and checked by the site valuers.
B.              It is noted that in this valuation, the nature of use right for the parcel to be valuated is not registered, because the parcels to be valuated are lands for power plants, expiration dates of the use right are not available, and therefore, the valuation assumes the nature of land use rights as land for transfer; as of the Reference Date of May 31, 2014, due to the fact that the area of some parcels to be valuated needs to be deducted for sharing area of properties and reconstructed properties there, the valuation is based on the deduction area specified on the land certificate, and the area of the parcel under valuation is difference between the land area and the area that needs to be deducted as specified on the land certificate.
C.              It is noted that the area of the majority of the parcels to be valuated is registered in mu in the State-owned Land Use Permit provided by the client, while the valuation parcel area is in square meter converted from it.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

D.              According to the site investigation and the introduction of the client, No. 3 Parcel to be valuated in Chunfeng Village is leased out, but the exact area is unknown, so the valuation does not take into account the influence of the leases on the land price because the actual land use right holder remains Huaneng Wuhan Power Generation Co. Ltd and the area under lease is small.
E.              According to the site investigation and the introduction of the client, some buildings on No. 2 Parcel to be valuated are built and sold by the subsidiaries of Huaneng Wuhan Power Generation Co., Ltd. and have no premises permit, the building floor area and the sharing land area are unknown, so the valuation does not take into account the influence of the sharing land area on the land price, and the area may be deducted after it is defined when the client reapplies for land certificate later.
F.              According to the State-owned Land Use Permit provided by the client, the registration of land use right holder on the certificate is not standardized, but according to the site survey and the introduction of the client, the right holder is actually Huaneng Wuhan Power Generation Co., Ltd. This valuation was made on such basis.
G.              Since No. 3 and No. 5 Parcels to be valuated are land for lines, partially Grade II industrial land and partially Grade III industrial land, so this valuation, in accordance with the Report for Gradation and Standard Land Price Updates on Urban Land in Xinzhou District, Wuhan (2011) and combined with the geographical location of the parcels to be valuated, approximately defined that the areas of both No. 3 and No. 5 parcels are 50-50 percentage off for Grades II and III industrial land respectively and calculated the value of No. 3 and No. 5 parcels on this basis. If such limiting conditions change, the report should be amended accordingly.
H.              For No. 10 parcel to be valuated, most of the land is water area, so the valuation assumes it as with "three supplies" (supply of water, electricity and road) outside the red line and no development within the red line. Considering that No. 10 parcel to be valuated is water area and the land development cost is low, so this valuation took the land development fee at RMB 25 Yuan/m2 after consulting the relevant engineering advisors and based on the actual situation of the valuation object,.
I.              The client and property rights holder are responsible for the authenticity of the materials provided (see annex).
J.              Purpose setting: The purpose registration of the parcel to be valuated is not standardized, so the land purposes are set by reference to the purpose on certificate and actual purpose, and based on Grade II classification in the Current Land Use Classification. Besides, the reference is also made to the Convergence of Land Purpose in the Land Purpose Classification System and the Purpose of Updated Standard Land Price in the Technical Report for Gradation and Standard Land Price Updates on Urban Land in Wuhan (2010), and the land for railway is valuated by reference to industrial land.
K.              According to the Notice on Strengthening the Management of Land Valuation (WTZGF [2011] No. 310) of Wuhan Land Resources and Planning Bureau, "the price for transferred land use rights shall not exceed 60% of standard price for the transfer of land use right in principle", this valuation deducted the transferring fee on such basis, i.e. 40% of transferred land price of all parcels. The final deduction of the transferring fee shall be subject to the determination of relevant departments. In case of any conflict with above percentage, the report shall be amended accordingly.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

L.              Since properties on some parcels to be valuated have no premises permit, the actual volume rate cannot be determined, and some parcels have no buildings on them now and no planning conditions, this valuation sets the average plot ratio of the standard land price as 1.0 for industrial land, and 2.0 for residential, business and commercial lands.
M.              The parcels to be valuated are numbered in accordance with the valuation scope table provided by the client.
N.              The copy of the valuation report is invalid.
2)              (BJ) ZDHX (2014) (G) Zi No. 71 Hubei Wuhan-Hua-2
A.              The State-owned Land Use Permit, Premises Permit and land use condition materials of the parcel to be valuated were provided by the property owner and have been checked and confirmed by the site valuers; the regional location map and pictures of the parcel to be valuated, land assets questionnaire, market comparison case, compensation documents for land expropriation and standard land price were collected and checked by the site valuers.
B.              It is noted that the area of the majority of the parcels to be valuated is registered in mu in the State-owned Land Use Permit provided by the client, while the valuation parcel area is in square meter converted from it with two decimal places.
C.              According to the site survey and the introduction of the client, as of the Reference Date, the properties contained on certificate on Parcel No. 3 to be valuated are not owned by Huaneng Wuhan Power Generation Co., Ltd., so the floor area of the properties contained on certificate is deducted in this valuation. In case of any inconsistency between such area and the area to be deducted as determined when the client applies for new land certificate later, the report shall be amended accordingly.
D.              According to the State-owned Land Use Permit provided by the client, the registration of land use right holder on the certificate is not standardized, but according to the site survey and the introduction of the client, the right holder on the certificate is actually the same company as Huaneng Wuhan Power Generation Co., Ltd. This valuation was made on such basis.
E.              The client and property rights holder are responsible for the authenticity of the materials provided (see annex).
F.              Purpose setting: The purpose registration of the parcel to be valuated is not standardized, so the land purposes are set by reference to the purpose on certificate and actual purpose, and based on Grade II classification in the Current Land Use Classification. Besides, the reference is also made to the Convergence of Land Purpose in the Land Purpose Classification System and the Purpose of Updated Standard Land Price in the Technical Report for Gradation and Standard Land Price Updates on Urban Land in Wuhan (2010), and the land for railway is valuated by reference to industrial land.
G.              For the parcel to be valuated by reference to industrial land, as the properties on some parcels have no premises permit, their actual plot ratio cannot be determined, and there are no buildings on some parcels, the plot ratio of the parcels valuated by reference to industrial land is set at the average plot ratio of industrial land at standard land price of 0.8.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

H.              According to the Notice on Strengthening the Management of Land Valuation (WTZGF [2011] No. 310) of Wuhan Land Resources and Planning Bureau, "the price for transferred land use rights shall not exceed 60% of standard price for the transfer of land use right in principle", this valuation deducted the transferring fee on such basis, i.e. 40% of transferred land price of all parcels. The final deduction of the transferring fee shall be subject to the determination of relevant departments. In case of any conflict with above percentage, the report shall be amended accordingly.
I.              The copy of the valuation report is invalid.
(2)              Land transfer
1)              (BJ) ZDHX (2014) (G) Zi No. 71 Hubei Wuhan-Chu-1
A.              The State-owned Land Use Permit, Premises Permit and land use condition materials of the parcel to be valuated were provided by the property owner and have been checked and confirmed by the site valuers; the regional location map and pictures of the parcel to be valuated, land assets questionnaire, market comparison case, compensation documents for land expropriation and standard land price were investigated onsite and collected by the site valuers.
B.              The land ownership condition and land area related to the parcel to be valuated in the report are subject to the State-owned Land Use Permit issued by local land administration department.
C.              The client and property rights holder are responsible for the authenticity of the materials provided (see annex).
D.              Purpose setting: The registered purposes of the parcels to be valuated include industrial land for main factory, warehouse and yard, outfall and railway line. The purposes are set respectively according to the Current Land Use Classification.
E.              Term setting of land use right: The land use right for the parcels to be valuated this time is transfer or transferred contribution, and all are paid use, so the setting of the term is all subject to their actual remaining number of years.
F.              As the parcel to be valuated is industrial land and the properties there have no premises permit, their actual plot ratio cannot be determined and therefore is set at the average plot ratio of industrial land at standard land price of 1.0.
G.              The parcels to be valuated are numbered in accordance with the valuation scope table provided by the client.
H.              The copy of the valuation report is invalid.
2)              (BJ) ZDHX (2014) (G) Zi No. 71 Hubei Wuhan-Chu-2
A.              The State-owned Land Use Permit, and land use condition materials of the parcel to be valuated were provided by the property owner and have been checked and confirmed by the site valuers; the regional location map and pictures of the parcel to be valuated, land assets questionnaire, market comparison case, compensation documents for land expropriation and standard land price were collected and checked by the site valuers.
B.              According to the State-owned Land Use Permit provided by the client, the registration of land use right holder on the certificate is not standardized, but according to the site survey and the introduction of

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

the client, the right holder on the certificate is actually the same company as Huaneng Wuhan Power Generation Co., Ltd. This valuation was made on such basis.
C.              Purpose setting: The registered purpose of the parcel to be valuated this time is residential and parking lot with a use term of 70 years, but according to the site investigation of the valuers, the land is actually used for driving school. In this valuation, the land purpose is set as residential land according to the principle of legality and by integrated consideration of the use term of the parcel to be valuated. In case of any conflict with the determination of relevant departments, the valuation results shall be adjusted accordingly.
D.              The client and property rights holder are responsible for the authenticity of the materials provided (see annex).
E.              As the planning condition of the valuation object is not available, according to the site investigation of the valuer, the valuation object is mostly surrounded by residential buildings with the plot ratio equal to the average plot ratio of residential land of 2.0. Therefore, the plot ratio of the parcel to be valuated is set at the average plot ratio of residential land of 2.0. The report users are asked for attention.
F.              The copy of the valuation report is invalid.
(B)              Cases with Incomplete Ownership Documents
1.              As of the Reference Date, the valuated unit has not obtained the real estate ownership certificate for 42 properties, but it has provided corresponding construction reporting procedures and property rights commitments. The valuation conclusions are made on the condition that its ownership documents are complete, and don’t take into account the fees to be paid in future ownership handling. The final determination of the houses’ floor area and property rights shall be subject to the ownership certificate issued by local real estate administration after surveying.  The houses without ownership certificate are shown in the table below:

			Completion	Measuring	Floor	Book value
S/N	Building name	Structure	date	unit	area/volume (m2/m3)	Original value	Net value
1	Phase III main workshop	Frame	2006/12	m3	392,152.00	149,063,969.22	100,366,499.96
2	Centralized control building	Frame	2006/12	m3	25,832.00	13,347,957.30	8,987,334.52
3	Dumper room	Frame	2006/12	m3	19,684.00	14,021,861.51	9,441,082.01
4	Dumper room control building	Frame	2006/12	m3	1,731.00	617,478.89	415,755.77
5	1# transfer station (12.6m underground)	Frame	2006/12	m3	1,846.00	4,150,063.49	2,794,285.95
6	2# transfer station (semi-underground)	Frame	2006/12	m3	2,911.00	2,241,350.66	1,509,127.43

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

7	3# transfer station (aboveground)	Frame	2006/12	m3	4,600.00	2,211,140.21	1,488,786.36
8	Rear compartment (2 buildings)	Frame	2006/12	m3	842.00	1,217,135.99	819,511.83
9	2# lighting cabin	Frame	2006/12	m2	107.20	292,092.11	196,669.00
10	5# lighting cabin	Frame	2006/12	m2	104.50	288,949.38	194,552.93
11	Coal handling control building	Frame	2006/12	m2	590.40	1,426,471.40	960,459.68
12	Coal breaker room	Frame	2006/12	m3	7,750.00	3,943,116.62	2,454,225.53
13	Sampling room	Frame	2006/12	m3	1,320.00	800,420.92	498,188.08
14	Chemical water workshop	Frame	2006/12	m3	8,225.00	3,213,135.59	1,999,879.82
15	Water circulating pump house (riverside)	Frame	2006/12	m3	43,531.00	22,944,671.43	15,448,913.49
16	Network protection cabin	Brick concrete structure	2006/12	m2	126.00	277,273.88	186,691.68
17	Air compressor room	Frame	2006/12	m2	292.00	970,404.06	653,384.31
18	Oxidation fan room of 5# and 6# machines	Frame	2006/12	m2	295.70	836,991.48	563,556.05
19	CEMS cabin of 5# and 6# machines	Brick concrete structure	2006/12	m2	53.30	63,337.66	42,645.96
20	Coal-water clarifier and pump house	Frame	2006/12	m3	8,844.00	4,684,652.42	2,915,763.08

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

21	Ash pump house and slag basin	Frame	2006/12	m3	5,731.00	2,514,372.50	1,564,964.46
22	Ash-water pump house and pool	Frame	2006/12	m3	1,263.00	1,185,083.53	737,604.92
23	Deashing complex	Frame	2006/12	m2	1,673.00	5,233,985.10	3,257,671.76
24	Integrated water pump house (semi-underground)	Frame	2006/12	m3	5,710.00	4,158,427.92	2,588,236.96
25	Extraction pump house (aboveground and underground)	Frame	2006/12	m3	508.00	430,686.80	268,062.73
26	Raw water pump house (aboveground and underground)	Frame	2006/12	m2	331.24	982,054.36	611,238.04
27	Desulfurization control building	Frame	2006/12	m3	6,674.00	2,173,296.89	1,463,305.95
28	Gypsum dewatering workshop and gypsum warehouse	Frame	2006/12	m3	20,194.00	4,556,322.13	2,835,889.23
29	Gypsum production line workshop	Steel structure	2006/12	m2	3,106.90	5,507,412.74	3,427,855.24
30	No. 2 dining hall and repair building	Frame	2007/12	m2	8,082.50	21,688,571.51	14,424,861.71
31	Desulfurization and deashing repair building	Frame	2007/12	m2	2,160.00
32	Desulfurization trestle	Steel	2007/12	m	78.00
33	Dosing room	Frame	2006/12	m3	2,787.00	1,313,403.29	817,472.06
34	Guard office (coal pump duty room)	Brick concrete structure	2006/12	m2	15.10	16,203.21	10,802.99
35	Railway garage	Brick concrete structure	2006/12	m2	54.40	33,594.42	22,343.39

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

36	Railway temporary repair shed	Brick concrete structure	2006/12	m2	312.00	191,790.40	127,557.94
37	Railway switch cleaner's cabin	Brick concrete structure	2006/12	m2	17.00	6,984.30	4,702.55
38	Railroad switchman room	Brick concrete structure	2006/12	m2	17.00	6,984.30	4,702.55
39	Repair workshop of railway loading and unloading train	Brick concrete structure	2006/12	m2	128.00	65,599.49	44,168.90
40	Railway signal building	Frame	2006/12	m2	705.45	1,677,209.97	1,129,284.91
41	Railway inspection room	Brick concrete structure	2006/12	m2	17.00	14,400.27	9,695.92
42	Large and small bathrooms	Frame	2006/12	m2	658.00	1,485,969.65	1,074,948.56
	Total				581,059.69	279,854,827.00	186,362,684.21
2.              As of the Reference Date, the obligee of 44 properties of the valuated unit on the certificate are Wuhan Huazhong Huaneng Power Inc., Huazhong Huaneng Wuhan Yangluo Power Plant and Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant), which all are the former of Huaneng Wuhan Power Generation Co., Ltd. However, Huaneng Wuhan Power Generation Co., Ltd. has provided commitment and statement that the properties with inconsistent certificate record are owned by it, so there is no conflict in ownership. The properties and structures with inconsistent certificate record are shown in the table below:

S/N	Property Title	Building	Location	Structure	Completion	Measuring	Floor	Book value		Obligee on
	Certificate No.	name			date	unit	area (m2)	Original value	Net value	certificate
1	WFQZS Zi No. 9803010	Building 3	Building 3, Caijiatian North Area Jiang’an District	Reinforced concrete	1998/12	m2	6,785.51	15,621,755.45	5,995,957.69	Wuhan Huazhong Huaneng Power Inc.
2	WFQZS Zi No. 20031122	4#	Building 4, Caijiatian North Area Jiang’an District	Reinforced concrete	2000/12	m2	4,053.72	14,992,645.56	6,146,834.77	Wuhan Huazhong Huaneng Power Inc.
3	WFQZS Zi No. 200311123	Building 5	Building 5, Caijiatian North Area Jiang’an District	Reinforced concrete	2000/12	m2	970.64	-	-	Wuhan Huazhong Huaneng Power Inc.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

4	WFFZ Zi No. 001-01446	Xie 5-1-701	Room 1-701, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	113.00	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
		Xie 5-1-702	Room 1-702, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	84.77	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
		Xie 5-1-703	Room 1-703, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	82.62	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
		Xie 5-1-704	Room 1-704, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	109.43	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
		Xie 5-2-701	Room 2-701, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	109.43	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
		Xie 5-2-702	Room 2-702, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	82.62	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
		Xie 5-2-703	Room 2-703, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	84.77	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
		Xie 5-2-704	Room 2-704, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	113.00	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
		Xie 5-2-104	Room 2-104, Building 5, Xiechang Garden, Huaqiao Street, Jiang’an District	Brick concrete structure	1994/6	m2	110.14	-	-	Wuhan Huazhong Huaneng Power Inc. (Yangluo Power Plant)
5	WFFZ Zi No. 001-00327	Business Website, Floor 1-2, Building 53, Block B, Caijiatian, Hankou	Business Website, Floor 1-2, Building 53, Block B, Caijiatian, Hankou	Brick concrete structure	1994/6	m2	2,102.87	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant

- II(ii)- 48 -

APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

6	WFFZ Zi No. 001-00326	Cai B52-101	Room B52-101, Block B, Caijiatian, Hankou	Brick concrete structure	1994/6	m2	70.18	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B52-102	Room B52-102, Block B, Caijiatian, Hankou	Brick concrete structure	1994/6	m2	66.90	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B52-103	Room B52-103, Block B, Caijiatian, Hankou	Brick concrete structure	1994/6	m2	78.45	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B52-202	Room B52-202, Block B, Caijiatian, Hankou	Brick concrete structure	1994/6	m2	66.90	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
7	WFFZ Zi No. 001-00328	Cai B53-2-802	Room B53-2-802, Block B, Caijiatian, Hankou	Brick concrete structure	1995/8	m2	70.19	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B53-3-802	Room B53-3-802, Block B, Caijiatian, Hankou	Brick concrete structure	1995/8	m2	70.19	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B53-3-801	Room B53-3-801, Block B, Caijiatian, Hankou	Brick concrete structure	1995/8	m2	70.19	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
8	WFFZ Zi No. 001-00324 (B)	Hua 3-1-702	Room 1-702, Building 3, Huaqiao North Area	Brick concrete structure	1994/6	m2	76.11	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
	WFFZ Zi No. 001-00324 (A)	Hua 3-1-403	Room 1-403, Building 3, Huaqiao North Area	Brick concrete structure	1994/6	m2	76.11	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
9	WFFZ Zi No. 001-00325 (C)	Hua 43-2-101	Room 2-101, Building 43, Huaqiao North Area	Brick concrete structure	1994/6	m2	65.51	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant

- II(ii)- 49 -

APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

10	WFFZ Zi No. 001-00329	Cai B54-1-202	Room 54-1-202, Block B, Caijiatian	Brick concrete structure	1995/8	m2	53.80	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B54-2-201	Room B54-2-201, Caijiatian	Brick concrete structure	1995/8	m2	62.72	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B54-3-101	Room B54-3-101, Caijiatian	Brick concrete structure	1995/8	m2	72.34	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B54-4-101	Room B54-4-101, Caijiatian	Brick concrete structure	1995/8	m2	62.72	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B54-4-102	Room B54-4-102, Caijiatian	Brick concrete structure	1995/8	m2	60.38	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B54-4-501	Room B54-4-501, Caijiatian	Brick concrete structure	1995/8	m2	62.72	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B54-4-103	Room B54-4-103, Caijiatian	Brick concrete structure	1995/8	m2	76.52	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
11	WFFZ Zi No.001-00331	Cai B56-2-801	Room 2-801, Building 56, Block B, Caijiatian	Brick concrete structure	1995/8	m2	62.72	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant

- II(ii)- 50 -

APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

		Cai B64-1-101	Room B64-1-101, Caijiatian	Brick concrete structure	1995/8	m2	54.46	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B64-1-102	Room B64-1-102, Caijiatian	Brick concrete structure	1995/8	m2	67.90	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B64-2-101	Room B64-2-101, Caijiatian	Brick concrete structure	1995/8	m2	67.90	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B64-2-102	Room B64-2-102, Caijiatian	Brick concrete structure	1995/8	m2	54.46	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
12	WFFZ Zi No. 001-00335	Cai B64-3-101	Room B64-3-101, Caijiatian	Brick concrete structure	1995/8	m2	68.02	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B64-3-102	Room B64-3-102, Caijiatian	Brick concrete structure	1995/8	m2	54.46	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B64-4-101	Room B64-4-101, Caijiatian	Brick concrete structure	1995/8	m2	54.46	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B64-4-102	Room B64-4-102, Caijiatian	Brick concrete structure	1995/8	m2	67.90	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B64-5-101	Room B64-5-101, Caijiatian	Brick concrete structure	1995/8	m2	67.90	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
		Cai B64-5-102	Room B64-5-102, Caijiatian	Brick concrete structure	1995/8	m2	54.46	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
13	WFFZ Zi No. 001-00337	Cai 67-1-101	Room 1-101, Building 67, Block B, Caijiatian	Brick concrete structure	1995/8	m2	54.46	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
14	WFFZ Zi No. 001-00340	Cai B75-802	Room 802, Building 75, Block B, Caijiatian	Brick concrete structure	1995/8	m2	66.14	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
15	WFFZ Zi No. 001-00341	Cai B76-304	Room 304, Building 76, Block B, Caijiatian	Brick concrete structure	1995/8	m2	68.26	-	-	Huazhong Huaneng Wuhan Yangluo Power Plant
	Total						18,988.34	30,614,401.01	12,142,792.46

3.              As of the Reference Date, the obligee of 48 vehicles of the valuated unit on the certificate is inconsistent with the name of the valuated unit. However, it has provided statement that they are owned by Huaneng Wuhan Power Generation Co., Ltd., so there is no conflict in ownership. The vehicles with inconsistent certificate record are shown in the table below:

S/N	License	Brand and specifications	Purchase	Book value		Obligee on certificate
	plate		date	Original value	Net value
1	Hubei AHD078	Hiace JTFSX23P	2012/12	488,989.74	414,328.25	Wuhan Huaxia Village Trade Co., Ltd.
2	Hubei A76300	Magotan FV7207TFATG	2012/12	268,979.00	227,909.89	Wuhan Huaxia Village Trade Co., Ltd.
3	Hubei A76100	Magotan FV7207TFATG	2012/12	268,979.00	227,909.89	Wuhan Huaxia Village Trade Co., Ltd.
4	Hubei A70F79	Audi A6L FV7241FCVTG 2.4	2011/12	522,357.93	386,303.03	Wuhan Huaxia Village Trade Co., Ltd.
5	Hubei AU5671	Teana EQ7250AC 2.5XL	2011/12	229,468.94	169,700.78	Wuhan Huaxia Village Trade Co., Ltd.

- II(ii)- 51 -

APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

6	Hubei AU5671	Teana EQ7250AC 2.5XL	2011/12	229,468.94	169,700.78	Wuhan Huaxia Village Trade Co., Ltd.
7	Hubei AU9D99	Audi A6L FV7241FCVTG 2.4	2010/11	483,295.00	282,892.56	Wuhan Huaxia Village Trade Co., Ltd.
8	Hubei AH1D99	Toyota Land Cruiser CA6520UE4470	2010/5	1,090,000.00	553,428.31	Wuhan Huaxia Village Trade Co., Ltd.
9	Hubei AH1D98	Toyota Land Cruiser CA6520UE4470	2010/5	1,090,000.00	553,428.31	Wuhan Huaxia Village Trade Co., Ltd.
10	Hubei A18789	Touareg 3580CC	2010/5	820,000.00	416,340.55	Wuhan Huaxia Village Trade Co., Ltd.
11	Hubei AA6129	Golden Dragon XML6117J13	2009/8	582,788.00	233,382.30	Wuhan Huaxia Village Trade Co., Ltd.
12	Hubei AA6169	Golden Dragon XML6113J13	2009/8	582,789.00	233,382.72	Wuhan Huaxia Village Trade Co., Ltd.
13	Hubei AA3271	Golden Dragon XML6121E1G	2009/3	594,336.94	204,346.25	Wuhan Huaxia Village Trade Co., Ltd.
14	Hubei AA3192	Golden Dragon XML6121E1G	2009/3	594,336.94	204,346.25	Wuhan Huaxia Village Trade Co., Ltd.
15	Hubei AWH452	Audi A6L FV7241CVT	2008/3	509,888.67	110,233.04	Wuhan Huaxia Village Trade Co., Ltd.
16	Hubei AHR098	Audi A6L FV7241CVT	2007/12	499,723.13	93,309.38	Wuhan Huaxia Village Trade Co., Ltd.
17	Hubei AA2367	Golden Dragon XML6108E52	2007/12	554,024.42	103,448.69	Wuhan Huaxia Village Trade Co., Ltd.
18	Hubei AA2311	COASTER SCT6702TRB53LEX	2007/9	614,272.59	97,385.57	Wuhan Huaxia Village Trade Co., Ltd.
19	Hubei AHF188	Toyota Crown TV7250ROYALA	2006/12	349,296.67	29,374.89	Wuhan Huaxia Village Hotel Development Co., Ltd.
20	Hubei AHE551	Huizhong SH6492	2006/12	238,627.67	20,067.93	Wuhan Huaxia Village Hotel Development Co., Ltd.
21	Hubei AHA468	Jinbei SY6483N2	2006/8	98,000.00	5,649.85	Wuhan Huaxia Village Hotel Development Co., Ltd.
22	Hubei AJP242	Elysee DC7163 16V 1.6L	2006/4	120,121.97	4,447.48	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
23	Hubei AAY031	Jinbei Hiace Ruichi van 6483A2 2.2L	2006/3	99,731.25	3,290.06	Automotive Team of Wuhan Huazhong Huaneng Power Inc.

- II(ii)- 52 -

APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

24	Hubei AA0223	King Long XMQ6116BB	2005/12	475,961.22	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
25	Hubei AA0313	King Long XMQ6116BB	2005/12	475,961.22	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
26	Hubei A19183	Taihu bus XQ6103YH	2005/6	435,800.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
27	Hubei A19187	Taihu bus XQ6103YH	2005/6	435,800.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
28	Hubei AAS993	Nissan ZN6491E2G	2005/5	158,368.89	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
29	Hubei AAT009	Nissan ZN6491E2G	2005/5	158,368.89	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
30	Hubei A06631	Toyota - Land Cruiser	2004/12	914,718.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
31	Hubei AA0957	King Long XMQ6119T	2004/12	453,321.03	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
32	Hubei AA1008	King Long XMQ6119T	2004/12	453,321.03	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
33	Hubei AAP367	Honda Accord HG7240	2004/9	284,807.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
34	Hubei AAC038	Buick SGM6510GL8	2004/9	324,704.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
35	Hubei A02205	Chrysler big bus IC8GYB4R 3300CL	2004/9	419,371.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
36	Hubei AAP845	Audi A6L1.8TAT	2004/6	461,975.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
37	Hubei A19962	Changbaishan ZY6710B	2004/5	398,145.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.

- II(ii)- 53 -

APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

38	Hubei AAN257	Honda Accord HG7240 A6	2004/4	320,452.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
39	Hubei A06363	Audi A6L WAUZZZ4BZWN 2.4L	2004/4	592,704.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
40	Hubei AAM711	Cherokee BJ2021EB	2004/3	149,800.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
41	Hubei AAM667	Cherokee BJ2021EB	2004/3	149,800.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
42	Hubei AAK126	Audi A6L1.8TAT	2004/1	918,245.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
43	Hubei AAJ969	Pajero JMYLRV73W3J	2003/12	547,077.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
44	Hubei AAK127	Passat SVW7183DJI	2003/12	293,900.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
45	Hubei A05596	Audi A6L1.8TAT	2003/12	410,850.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
46	Hubei AH7967	Honda Accord HG7300	2002/7	380,370.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
47	Hubei A03580	Legend JHMKA96200C	1999/6	670,000.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
48	Hubei A02259	Crown JZS133L	1997/10	757,500.00	-	Automotive Team of Wuhan Huazhong Huaneng Power Inc.
	Total			21,970,796.08	4,744,606.76

4.              The obligees of 22 lands under valuation on the certificate are all inconsistent with the name of the valuated unit. They are Huazhong Huaneng Wuhan Yangluo Power Plant, Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant, Living Quarters of Huazhong Huaneng Wuhan Yangluo Power Plant, Railway Line of Huazhong Huaneng Wuhan Yangluo Power Plant, Construction Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant, Main Factory and Construction Area of Huazhong Huaneng Wuhan Yangluo Power Plant, and Huazhong Huaneng Yangluo Power Plant respectively.
They are all the former of Huaneng Wuhan Power Generation Co., Ltd., and Huaneng Wuhan Power Generation Co., Ltd. has provided commitments, so there is no conflict in ownership. The lands with inconsistent certificate record are shown in the table below:

S/N	Land warrant No.	Parcel name	Date of acquisition	Land usage	Land purpose	Area (m2)	Obligee on certificate
1	XGY (99) Zi No. M2001001	Land for plant area	1993	Assignment	Workshop construction	581,976.24	Main Factory and Construction Area of Huazhong Huaneng Wuhan Yangluo Power Plant

- II(ii)- 54 -

APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

2	XGY (93) Zi No. M2001002	Land for living quarter	1993	Assignment	Living quarters construction	107,226.60	Living Quarters of Huazhong Huaneng Wuhan Yangluo Power Plant
3	XGY (99) Zi No. M2001003	Land for railway	1993	Assignment	Railway construction	454,502.27	Railway Line of Huazhong Huaneng Wuhan Yangluo Power Plant
4	XGY (99) Zi No. M2001004	Land for pump house	1993	Assignment	Pump house construction	24,840.12	Huazhong Huaneng Wuhan Yangluo Power Plant
5	XGY (99) Zi No. M2001005	Land for water system	1993	Assignment	Construction of water purification system	3,600.02	Huazhong Huaneng Wuhan Yangluo Power Plant
6	XGY (99) Zi No. M2001006	Road land	1993	Assignment	Road construction	3,200.02	Huazhong Huaneng Wuhan Yangluo Power Plant
7	XGY (99) Zi No. M2001007	Land for railway	1993	Assignment	No. 2 by-path construction	5,193.36	Huazhong Huaneng Wuhan Yangluo Power Plant
8	XGY (99) Zi No. M2001008	Land for railway	1993	Assignment	No. 3 by-path construction	13,400.07	Huazhong Huaneng Wuhan Yangluo Power Plant
9	XGY (99) Zi No. M2001009	Road land	1993	Assignment	Construction road	8,000.04	Huazhong Huaneng Wuhan Yangluo Power Plant
10	XGY (99) Zi No. M2001010	Land for ash storage yard	1993	Assignment	Ash storage yard construction	3,800,019.00	Huazhong Huaneng Wuhan Yangluo Power Plant
11	XGY (99) Zi No. M2001011	Land for ash pipeline	1993	Assignment	Ash pipeline construction	70,987.02	Huazhong Huaneng Wuhan Yangluo Power Plant
12	XGY (96) Zi No. M2001012	Land for railway	1996	Assignment	No. 2 by-path expansion	3,900.00	Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant
13	XGY (99) Zi No. M2001013	Land for railway	1996	Assignment	Power plant railway construction (share capital increase)	4,560.00	Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant
14	XGY (99) Zi No. M2001014	Land for office area	1996	Transfer	Office and living facilities	12,236.00	Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant
15	XGY (99) Zi No. M2001015	Land for office area	1996	Transfer	Office and living facilities	57,600.00	Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant
16	XGY (99) Zi No. M2001016	Land for ash pipeline	1996	Assignment	Ash pipeline construction	10,000.00	Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant
17	XGY (99) Zi No. M2001017	Land for pump house	1996	Assignment	Pump house construction	1,860.70	Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant
18	SKGY (2002) Zi No. 009	Land for railway	2002	Assignment	Special line for railway (traffic mitigation in the south)	69,200.35	Construction Headquarters of Huazhong Huaneng Wuhan Yangluo Power Plant

- II(ii)- 55 -

APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

19	WHGY (2000) Zi No. 013	Land for railway	1994	Assignment	Traffic mitigation in the north of power plant railway	66,840.33	Huazhong Huaneng Yangluo Power Plant
20	WHGY (2000) Zi No. 026	Land for railway	1992	Assignment	Special line for power plant railway	431,459.43	Huazhong Huaneng Yangluo Power Plant
21	XGY (99) Zi No. 2001018	Land for plant area	1999	Assignment	New building materials factory construction	35,566.67	Wuhan Huazhong Huaneng Power Inc.
22	WP GY No. 075	Residential land	1995	Transfer	Residential, parking lot	3,013.00	Huazhong Huaneng Wuhan Yangluo Power Plant
	Total					5,769,181.24

2.              This valuation is made under the assumption that the property owner has complete ownership certificates. According to the Guidelines for Attention of Certified Public Valuer to Legal Ownership of Valuation Object, the client and relevant parties shall provide the legal ownership materials of the valuation objects and be responsible for their authenticity, legitimacy and integrity in the course of entrusting the assets valuation. The assets valuation by certified public valuer is designed to estimate and express professional views on the value of the valuation objects. Where the confirmation of or views on the legal ownership materials go beyond the practice scope of the certified public valuer, necessary examination shall be conducted on the legal ownership materials provided by the client and relevant parties and their sources, and the examination results shall be disclosed. The assumption of complete property rights during valuation based on the provided materials doesn't imply our confirmation of the property rights, which shall be subject to the confirmation of local relevant departments.
(C)              Cases with restricted valuation procedures
1.              The valuers didn’t make technical detection on the technical parameters and performance of various equipment on the Reference Date, but made judgment through field investigation without the aid of any instrumentation on the assumption that the valuated unit provided authentic and effective technical documents and operation records.
2.              The valuers didn’t make technical detection on the concealed work and internal structure (parts beyond one’s sight) of various buildings and structures on the Reference Date, but made judgment through field investigation without the aid of any instrumentation on the assumption that the valuated unit provided authentic and effective building documents.
(D)              Major Matters after the Reference Date
With due diligence, the valuers didn’t find any major matter that may have significant influence on the valuation conclusions from the Reference Date to the valuation reporting date. After the Reference Date and during the validity of the valuation conclusions, in case of any change in the quantity and valuation standard of the assets, the following principles will apply:
1.              In case the quantity of assets changes, the amount of assets shall be adjusted accordingly based on the original valuation approach;

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

2.              In case the price standard of assets changes and has an obvious impact on the appraised value of assets, the client shall engage a qualified appraisal agency to re-determine the appraised value in a timely manner;
3.              For any change in the quantity and price standard of assets after the Reference Date, the client shall take due considerations and make adjustment accordingly during actual valuation.
(E)              The practicing certified public valuer of this project knows that the liquidity of the asset may have a significant impact on the value of the valuation object.  Due to lack of liquidity analysis as industry and property trading materials of relevant assets are not available, this valuation didn’t take into consideration the impact of assets liquidity on the valuation object.
(F)              The practicing certified public valuer of this project knows that the value of some shareholders’ equity is not necessarily equal to the value of all shareholders’ equity multiplied by the equity ratio.  Due to lack of relevant analysis basis as industry and relevant equity trading materials are not available, this valuation didn’t take into consideration the premium or discount resulted from controlling interest or minority interest.
(G)              The valuation agencies and valuers disclaim any liability for the defects of the business which may affect the appraised value of the assets, but no special notes were made at the time of entrustment and the valuers cannot know them even after performing the valuation procedures.
For the said special matters, the valuers shall ask the report user for attention.

XII.              RESTRICTIONS ON THE USE OF VALUATION REPORT

(A)              The valuation report can be only used for the valuation purpose as indicated herein other than other purposes.  The undersigned valuer and his valuation agency disclaim any liability for the results caused by improper use;
(B)              The valuation report can be used only by the valuation report users agreed in the assets valuation agreement between Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. and the client as well as those under national laws and regulations; unless otherwise provided for in the national laws and regulations, any organization or individual without confirmation from the valuation agency and client shall not be considered as legal report user due to availability of the report.
(C)              The valuation conclusions shall not be used before the valuation report is approved or filed;
(D)              All or part of the valuation report shall not be extracted, cited or disclosed to the public media without the consent of the valuation agency;
(E)              In case there are no significant changes in the market conditions or asset condition since the Reference Date, the valuation conclusions of the report will be valid for one year from the Reference Date, that is, from May 31, 2014 to May 30, 2015;
(F)              In case any policy adjustment has major impact on the valuation conclusions, the Reference Date shall be re-determined for valuation.

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APPENDIX II(ii)	ASSET VALUATION REPORT OF WUHAN POWER

XIII.               VALUATION REPORTING DATE

The valuation reporting date is October 9, 2014.

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.
Legal Representative:
Certified Public Valuer:
October 9, 2014

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

The following is the Asset Valuation Report of Suzhou Thermal Power prepared by Beijing Sinotop Appraisal Co., Ltd.

Assets Valuation Report
In respect of
Proposed Transfer of the Total Equity in Huaneng Suzhou
Thermal Power Co., Ltd. Held by China Huaneng Group
Zhong Feng Ping Bao Zi (2014) No. 034-3
(Volume I, Total One Volume)

Name of the valuation institution: Beijing Sinotop Appraisal Co., Ltd.
Submitted on: October 9, 2014

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

Contents

Statements on Assets Valuation Report	II(iii)-3
Abstract of Assets Valuation Report	II(iii)-5
Main Body of Assets Valuation Report	II(iii)-8
I The Client, the Valuated Entity and the Users Agreed in the Engagement Agreement	II(iii)-8
II Purpose of Valuation	II(iii)-13
III Target and Scope of Valuation	II(iii)-13
IV Value Type and its Definition	II(iii)-15
V Valuation Reference day	II(iii)-15
VI Basis of Valuation	II(iii)-16
VII Valuation Approaches	II(iii)-20
VIII Implementation Process and Situation of Valuation Procedures	II(iii)-37
IX Valuation Assumptions	II(iii)-39
X. Valuation Conclusions	II(iii)-41
XI. Explanation of Special Matters	II(iii)-43
XII. Explanation of the Use Limitation of the Valuation Report	II(iii)-44
XIII. Valuation Reporting Day	II(iii)-45

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

Statements on Assets Valuation Report

In respect of
Proposed Transfer of the Total Equity in Huaneng Suzhou
Thermal Power Co., Ltd. Held by China Huaneng Group
Zhong Feng Ping Bao Zi (2014) No. 034-3

I In carrying out this assets valuation business, we have complied with the relevant laws and regulations and the principles of assets valuation and abided by the principles of independence, objectivity and impartiality; in accordance with the information collected by us during such work, the statements contained in the assets valuation report are objective, and we are willing to bear corresponding legal liabilities for the reasonableness of the conclusions of valuation.
II Any and all assets, balance sheets and income projections concerning the target of valuation are submitted and signed by the client and the entity appraised; the client and the entity appraised should be responsible for the authenticity, legality, completeness and proper use of the assets valuation report.
III We stand in no existing or potential interest relationship with the target of valuation; we stand in no existing or potential interest relationship with the related parties and have no prejudice against the related parties.
IV We have carried out on-site inspection of the target of valuation and its assets; we have paid necessary attention to the legal ownership of the target of valuation and its assets, reviewed the documents related to the legal ownership of the target of valuation and its assets and disclosed all problems found by us truthfully, and have requested the client and the related parties to perfect their ownership to meet the requirements for

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

 issuance of the assets valuation report.
V The analysis, judgments and conclusions contained in the assets valuation report issued by us are restricted by the assumptions and limitations contained herein, and thus the user of the assets valuation report shall fully consider the assumptions, limitations and important notes contained in the assets valuation report and their effect on the conclusion of valuation.
VI The certified public valuer performs the assets valuation business with a view to estimating the value of the target of valuation and providing professional opinions and shall not be responsible for the decisions by the related parties. None of the conclusions of valuation shall be considered as warranty to the prices available by the target of valuation.
VII The user of the assets valuation report shall read the limitations on the use hereof.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

Abstract of Assets Valuation Report

In respect of
Proposed Transfer of the Total Equity in Huaneng Suzhou
Thermal Power Co., Ltd. Held by China Huaneng Group
Zhong Feng Ping Bao Zi (2014) No. 034-3

Upon joint commission by China Huaneng Group and Huaneng Power International Inc, Beijing Sinotop Appraisal Co., Ltd has appointed its certified public valuers to carry out valuation of the market value as at May 31, 2014 of the total equities in Huaneng Suzhou Thermal Power Co., Ltd. (hereinafter referred to as “Huaneng Suzhou”) held by China Huaneng Group pursuant to the principles of assets valuation, in pursuing the principles of independence, objectivity and impartiality, in compliance with the provisions of the relevant laws and regulations and in the generally accepted assets valuation approach and to provide professional opinions. The abstract of the assets valuation and its results are hereby submitted as follows:
I Purpose of Valuation: Equity transfer.
II Target and Scope of Valuation: The target of this assets valuation is the total equities of Huaneng Suzhou concerned by the equity transfer proposed by China Huaneng Group; the scope of valuation covers all assets and related liabilities for purpose of such equity transfer, as shown on the balance sheet of Huaneng Suzhou as at the valuation base date audited by KPMG Huazhen.
III Type of Value: Market value.
IV Valuation reference day: May 31, 2014.
V Valuation Method: Assets-based method, income method.
VI Conclusions of Valuation and their Valid Term:

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

The conclusions of valuation are based on said valuation: as at the valuation base date i.e. May 31, 2014, the book value of the owner equities of Huaneng Suzhou included into the scope of valuation is RMB 348,865,500, and the value of such owner equities will be estimated at RMB 496,671,700 if they can be used for their existing purposes on an ongoing basis. The amount of appreciation will be RMB 147,806,200 and the appreciation rate will be 42.37%.
The assets valuation report is effective for one year from the valuation vase date i.e. May 31, 2014 to May 30, 2015.
VII The Matters Having Effect the Conclusions of Valuation
1. The long-term equity investment included into the scope of valuation is the 47,547 corporate shares subscribed by Huaneng Suzhouwith the Bank of Jiangsu at the price of RMB 33,000 in the 1990s. The investment remains unchanged as at the valuation vase date. Due to tiny proportion of shareholding, Huaneng Suzhouis unable to obtain the financial statements of the Bank of Jiangsu as at the valuation base date, and thus the value of the investment is estimated at the share price shown on the financial statements 2013 latest published by the Bank of Jiangsu multiplying the number of the shares held by the Company.
2. The buildings and structures within the factory which are included into the scope of valuation have not obtained certificate of property ownership and their respective built-up area shall be as submitted by the Company. Huaneng Suzhou warrants that it owns these buildings and structures and that no dispute or other rights exists against and in them.
3. As at the valuation base date, the legal representative in the Company’s business license is Li Shuqing, but is Song Zhiyi actually. Huaneng Suzhou is amending its business license.
4. Upon request by the client, the intangible assets – the results of the valuation of the land use rights contained in the report directly refer to the Land Use Right Valuation Report on State-owned Construction Land (Suzhou, Jiangsu) Related to Equity Transfer by Huaneng Suzhou Thermal Power Co., Ltd. issued by Beijing Zhongdihuaxia Real

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

Estate Valuation Co., Ltd ((Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71-Suzhou, Jiangsu-Chu-No. 1). For the details about the land use right valuation process, please refer to the Land Use Right Valuation Report.
5. In these conclusions of valuation, the certified public valuers failed to carry out technical testing of the technical parameters and performance of the equipment as at the valuation base date and instead they made judgments about the technical parameters and performance thereof by assuming that the relevant technical documents and records of operation provided by the entity appraised are true and valid and consulting with the management staff of the equipment about their use and carrying out filed survey. Meanwhile, the certified public valuers failed to carry out technical testing of the hidden works and internal structures (which part could not be visually observed) of various buildings and structures and instead they made judgments about them by assuming that the relevant construction documents provided by the entity appraised are true and valid and carrying out field survey without any help of any testing instrument.
The foregoing is excerpted from the main body of the assets valuation report. For the details about the items valued and reasonable understanding of the conclusions of valuation, please refer to the main body of the assets valuation report.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

Main Body of Assets Valuation Report

In respect of
Proposed Transfer of the Total Equity in Huaneng Suzhou
Thermal Power Co., Ltd. Held by China Huaneng Group
Zhong Feng Ping Bao Zi (2014) No. 034-3

To China Huaneng Group:
To Huaneng Power International, Inc:
Upon the commission by China Huaneng Group and Huaneng Power International, Inc, Beijing Sinotop Appraisal Co., Ltd have carried out valuation of the market value as at May 31, 2014 of the total equities of Huaneng Suzhou held by China Huaneng Group pursuant to the relevant laws and regulations and the rules and principles of assets valuation, in both the assets-based approach and income method, and in accordance with the necessary valuation procedures. The assets valuation is hereby submitted as follows:

I The Client, the Valuated Entity and the Users Agreed in the Engagement Agreement
The client of this valuation is China Huaneng Group and Huaneng Power International, Inc. The entity appraised is Huaneng Suzhou Thermal Power Co., Ltd..
(i) Overview of Client 1
1. Corporate Registration
Enterprise Name: China Huaneng Group
Domicile: A-23, Fuxing Road, Haidian District, Beijing
Legal Representative: Cao Peixi
Registered Capital: RMB 20 billions

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

Paid-up Capital: RMB 20 billions
2. Business Scope
Business Scope: operation and management of industrial management, development, investment, construction, operation and management of power plants; to arrange production and sales of power (thermal force); engagement in information, transportation, new energy and environment protection fields and development, investment, construction, production and sales of the products in such fields.
(ii) Overview of Client 2
1. Corporate Registration
Enterprise Name: Huaneng Power International, Inc
Domicile: Huaneng Headquarters, No. 4, Fuxingmennei Street, Xicheng District
Legal Representative: Cao Peixi
Registered Capital: RMB 14,055,383,440
Paid-up Capital: RMB 14,055,383,440
Type of Corporation: Stock Limited Company
2. Business Scope
Investment, construction, operation and management of power plants; development, investment and operation other businesses mainly engaged in export; production and supply of thermal power (limited to the branches having obtained approval from local government).
(iii) Overview of the Valuated Entity
1. Corporate Registration
Enterprise Name: Huaneng Suzhou Thermal Power Co., Ltd..
Domicile: No. 688, Changjiang Road, Gaoxin District, Suzhou
Legal Representative: Li Shuqing
Registered Capital: RMB 240,000,000
Paid-up Capital: RMB 240,000,000
2. Business Scope:
Licensed business items: None

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

General business items: production of thermal power and vapour; installation, inspection and maintenance of mechanical and electrical equipment and pipelines; sales of hot water, demineralized water and coal ashes.
3. Equity Structure of Huaneng Suzhou and Changes
Huanenng Suzhou, formerly called Suzhou Huaneng Thermal Power Plant, was established with the joint investment by Huaneng Power Generation Company and Suzhou Suburb Investment Company on August 30, 1990. On September 15, 1997, Suzhou Huaneng Thermal Power Plant was transformed into a limited liability company and obtained the business license for enterprise legal person (No. 320512000006976) from the Industry and Commerce Administration of Gaoxin District (Huqiu) of Suzhou of Jiangsu. Upon its establishment, Huaneng Suzhouhad registered capital of RMB 10,000,000. Huaneng Power Generation Company contributed RMB 6,380,000 and accounted for 63.8% of the total investment, and Suzhou Suburb Investment Company contributed RMB 3,620,000 and accounted for 36.2% of the total investment.
Through several capital increases and equity changes subsequently and as at May 31, 2014, the registered capital of Huaneng Suzhou reaches RMB 240,000,000. Thereinto, the investment made by China Huaneng Group accounts for 53.45%; the investment made by Suzhou New District Hi-Tech Industrial Co., Ltd accounts for 30.31%; and the investment made by Suzhou Yangtze River Energy Efficiency Industry Development Co., Ltd accounts for 16.24%.
4. Organizational Chart of Huaneng Suzhou

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

The following is the organizational chart of Huaneng Suzhou:

5. Financial Conditions
The following table is to show the conditions of assets of Huaneng Suzhouboth during the first three years and as at the valuation base date:

Item	May 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Current assets	77,968,486.44	148,508,755.10	153,628,688.35	96,422,710.30
Non-current assets	539,492,126.39	555,715,673.45	578,574,397.33	606,206,850.88
Including: long-term equity investment资	33,000.00	33,000.00	33,000.00	33,000.00
Long-term accounts receivable
Fixed assets	506,750,407.23	524,107,767.08	570,110,48.74	593,415,495.20
Construction in Progress	10,328,771.08	9,053,634.83	1,282,588.30	5,469,724.35
Engineering materials	20,946.96	1,460.00
Intangible assets	20,415,164.24	20,630,902.58	6,163,049.52	6,308,920.56
Deferred income tax assets	1,943,836.88	1,888,908.96	979,710.77	979,710.77
Other non-current assets
Total assets	617,460,612.83	704,224,428.55	732,203,085.68	702,629,561.18
Current liabilities	264,162,488.29	376,707,841.70	425,130,900.48	429,759,328.09
Non-current liabilities	4,432,610.64	4,212,898.95	3,493,335.05	2,879,849.59
Total liabilities	268,595,098.93	380,920,740.65	428,624,235.53	432,639,177.68
Owner equities	348,865,513.90	323,303,687.90	303,578,850.15	269,990,383.50

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

The following table is to show the profits and losses of the Company:   RMB YUAN

Item	January to May 2014	2013	2012	2011
Operation revenue	202,032,325.43	484,545,981.87	500,314,888.45	488,048,584.66
Minus: operation costs	153,629,167.80	383,231,561.77	434,358,818.66	472,641,485.64
Business taxes and surcharges	1,833,253.45	3,392,951.68	3,134,043.56	2,574,810.43
Operating expenses
Administration expenses	7,617,799.36	20,613,394.89
Financial expenses	4,480,908.05	14,010,589.90	19,893,481.18	20,345,433.76
Operating profits	34,471,196.77	63,301,287.39	42,932,348.81	-7,507,741.41
Total profits	34,055,334.18	63,805,351.80	47,152,491.66	1,394,356.29
Minus: income taxes	8,493,508.18	15,998,058.78	12,064,025.01	619,020.08
Net profits	25,561,826.00	47,807,293.02	35,088,466.65	775,336.21
Notes: WUYIGE Certified Public Accountants LLP had been retained to audit the figures from 2011 to 2013 and issue an audit report without reservations. KPMG Huazhen had been retained to audit the financial figures from January to May 2014 and issue a non-qualified audit report.

6. Production, Sales and Capacity
In terms of installed capacity, Huaneng Suzhou now has 2 condensing heating units at 60,000 Kw supported by 3 circulating fluidized bedboilers at 240 tons. As at the end of 2013, Huaneng Suzhou had generated 65.625 kilowatt hours in total. Now, the heating supply area reaches more than 180 square kilometers and covers the whole of Gusu District and Gaoxin Distrct and the north of Wuzhong District. Huaneng Suzhou has more than 200 heat consumers and supplies almost one million tons annually.
7. Analysis of Production and Management
(1) Accounting System
Huaneng Suzhou conducts accounting recognition, measurement and reporting on accrued basis, applies new business accounting standards, and takes the period from January 1 to December 31 as an accounting period, RMB as its bookkeeping base currency and the historical cost as measurement attribution.
(2) Tax Policies
Huaneng Suzhou pays VAT at 17% and 13%, business tax at 3% and 5%, urban maintenance and construction tax at 7% of the turnover tax payable, extra charges of education funds at 3% of the turnover tax payable and extra charges of local education funds at 2% of the turnover tax payable, and corporate income tax at 25% of the taxable income.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

(iv) The Relationship between the Client and the Valuated Entity
The client of this valuation is China Hueneng Group and Hueneng Power International, Inc. The entity appraised is Huaneng Suzhou Thermal Power Co., Ltd., which is a subsidiary of China Huaneng Group.
(v) The Users Agreed in the Engagement Agreement
In addition to the client, the users agreed in the Engagement Agreement in respect of the assets valuation report shall be those prescribed by the national laws and regulations.
II Purpose of Valuation
China Huanneg Group intends to transfer to Huaneng Power International, Inc the equities of Huaneng Suzhou held thereby and thus retains Beijing Sinotop Appraisal Co., Ltd to carry out valuation of the total equities of Huaneng Suzhou involved into such economic act for purpose of providing references and basis for such economic act.
Such economic act has been approved by the twenty-second meeting of the General Manager’s Office upon resolution.
III Target and Scope of Valuation
The target and scope of this valuation are consistent with those involved in the economic act and have been audited by KPMG.
(i) Target of Valuation
The target of this valuation is the total equities of Huaneng Suzhu as at the valuation base date.
(ii) Scope of Valuation
The scope of this valuation covers all assets and related liabilities shown on the balance sheet of Huaneng Suzhou as at the valuation base date.
As at the valuation base date i.e. May 31, 2014, the book value of the net assets of Huaneng Suzhou included into the scope of this valuation is RMB 347,887,173.29. See

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

the following table for the book value of the assets and liabilities included into the scope of this valuation:  RMB YUAN

Item	May 31, 2014
Current assets	77,968,486.44
Non-current assets	539,492,126.39
Including: long-term equity investment	33,000.00
Long-term accounts receivable
Fixed assets	506,750,407.23
Construction in Progress	10,328,771.08
Project materials	20,946.96
Intangible assets	20,415,164.24
R&D costs
Long-term unamortized expenses
Deferred income tax assets	1,943,836.88
Other non-current assets
Total assets	617,460,612.83
Current liabilities	264,162,488.29
Non-current liabilities	4,432,610.64
Total liabilities	268,595,098.93
Owner equities	348,865,513.90
Notes: KPMG had been retained to audit the financial figures from January to May 2014 and issue an audit report without reservations.

(iii) Individual Assets or Combination of Assets Having Great Effect on the Enterprise Value of Huaneng Suzhou
Those assets having great effect on the enterprise value of Huaneng Suzhou are fixed assets, in which 59 buildings and structures, 523 sets of machinery equipment, 31 vehicles and 389 sets of electronic equipment are included.
Thereinto, certain buildings and structures have not obtained certificate of property ownership.
(iv) Type, Quantity and Legal Ownership of the Intangible Assets Filed by Huaneng Suzhou
Those intangible assets submitted by Huaneng Suzhou are land use right and other intangible assets. There is 1 land use right for which the permit of land use (Su Xin Guo Yong (2013) No. 06353) has been obtained, and there is also 1 financial software.
(v) Type and Quantity of the Assets Not Submitted by Huaneng Suzhou
No assets supposed to be submitted have been submitted by Huaneng Suzhou.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

(vi) Reference to Reports Issued by Other Agencies
Upon request by the client, the intangible assets – the results of the valuation of the land use rights contained in the report directly refer to the Land Use Right Valuation Report on State-owned Construction Land (Suzhou, Jiangsu) Related to Equity Transfer by Huaneng Suzhou Thermal Power Co., Ltd. issued by Beijing Zhongdihuaxia Real Estate Valuation Co., Ltd ((Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71-Suzhou, Jiangsu-Chu-No. 1). For the details about the land use right valuation process, please refer to the Land Use Right Valuation Report.
(vii) Other Matters Requiring Explanations
None.
IV Value Type and its Definition
Pursuant to the purpose of this valuation, the market conditions, the conditions of the target of this valuation and other factors and in combination with the relevance between the value type and the assumptions of this valuation, we determine that the value type of this assets valuation is market value.
Definition of Market Value: Market Vaule refers to the estimated value of the target of valuation as at the valuation base date under regular and fair transaction where the buyer and the seller both of which are voluntary may make reasonable acts and be free from any obligations.
V Valuation Reference Day
The valuation base date of this project is May 31, 2014.
The base date of this assets valuation has been determined pursuant to the schedule of the relevant economic act, in pursuing the purpose of ensuing that the results of valuation serve the purpose of valuation efficiently and in order to reduce and avoid adjustment thereafter.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

VI Basis of Valuation
In carrying out this assets valuation, we have complied with the laws and regulations of the state, local government and the relevant authorities and have referred to the papers as set out below:
(i) Basis of Economic Act
1. The resolution adopted by the twenty-second meeting of the General Manager’s Office of China Huaneng Group
2. The assets valuation Engagement Agreement
(ii) Legal Basis
1. The Administrative Measures for State-owned Assets Valuation (Decree of the State Council No. 91 issued in November 1991);
2. The Law of the People’s Republic of China on State-owned Assets of Enterprises (Decree of the President of the PRC No. 5 issued on October 28, 2008);
3. The Provisional Measures for Transfer of State-owned Property Rights of Enterprises (Decree 2003 of the SASAC and the Ministry of Finance No. 3);
4. The Notice on the Issues Related to Strengthening Management of Valuation of State-owned Assets of Enterprises (Guo Zi Fa Chan Quan [2006] No. 274);
5. The Provisional Measures for Management of Valuation of State-owned Assets of Enterprises (Decree of the State-owned Assets Supervision and Administration Commission of the State Council No. 12);
6. The Notice on Matters Related to Transfer of State-owned Property Rights of Enterprises (Issued by the State-owned Assets Supervision and Administration Commission of the State Council, Guo Zi Chan Quan Fa (2006) No. 306);
7. The Notice on Printing and Issuance of The Guidelines for Registration of State-owned Assets Valuation Projects of Enterprises (Guo Zi Fa Chan Quan [2013] No. 64);
8. The Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Transformation and Reform of Value-added Tax in China (Cai Shui [2008] No. 170);

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

9. The Regulations on Vehicles Compulsory Scraping Standards (the Ministry of Commerce, the NDRC, the Ministry of Public Security and the Ministry of Environment Protection);
10. The Provisional Regulations of the People’s Republic of China on Vehicle Purchase Tax (Decree of the State Council [2000] No. 294);
11. The Provisional Regulations of the People’s Republic of China on Value-added Tax (Decree of the State Council No. 538) and the Detailed Rule for the Implementation of the Provisional Regulations of the People’s Republic of China on Value-added Tax (Decree of the Ministry of Finance and the State Administration of Taxation No. 50) ;
12. The Property Law of the People’s Republic of China (Decree of the President of the PRC No. 62, issued on March 16, 2007);
13. Other laws and regulations related to assets valuation.
(iii) Standards of Valuation
1. Asset Valuation Standards - Basic Standards
2. Standards of Professional Ethics for Asset Valuation - Basic Standards
3. Asset Valuation Standards - Valuation Report
4. Asset Valuation Standards - Valuation Procedures
5. Asset Valuation Standards - Engagement Agreement
6. Asset Valuation Standards - Working Paper
7. Asset Valuation Standards - Engagement of Experts
8. Standards of Professional Ethics for Asset Valuation - Independence
9. Asset Valuation Standards - Machinery Equipment
10. Asset Valuation Standards - Real Estate
11. Asset Valuation Standards - Intangible Assets
12. Asset Valuation Standards - Enterprise Value
13. The Guidelines for the State-owned Asset Valuation Reports of Enterprises
14. The Guiding Opinions on Attention of Certified Public Valuers on Legal Ownership of Valuation Target

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15. The Guiding Opinions on Types of Value in Asset Valuation
16. Standards of Valuation of Real Estates (GB/T50291-1999)
17. Standards for Rating of Damage Condition of Houses (promulgated by the former Ministry of Urban and Rural Development and Environment Protection)
(iv) Basis of Ownership
1. Certificate of property ownership;
2. Certificate of land use right;
3. Driving license;
4. Contracts for purchase of large equipment and relevant certificates of title.
(v) Basis of Pricing
1. The financial and accosting and operation information provided by Huaneng Suzhou;
2. The Rough Quota of Electric Power Construction Projects (Version 2013);
3. The Construction Period Quota of Electric Power Construction Projects (Version 2012);
4. The Reference Cost Index for Quota Design of Thermal Power Projects (Version 2013);
5. The Standards for Constitution and Calculation of Construction Budget of Thermal Power Projects (Version 2013);
6. The Mechanical and Electrical Products Quotation Manual 2014;
7. Hyechong Business Condition – National Office Automation Market;
8. The Construction Engineering Supervision and Charging Standards of Relevant Services (Fa Gai Jia Ge [2007] No. 670);
9. The Interim Administrative Measures on Charging of Bidding Agency Service (Ji Jia Ge [2002] No. 1980);
10. The Administrative Regulations for Engineering Survey and Design Charges (Ji Jia Ge [2002] No. 10);
11. The Notice of Matters Relevant to Charging for Consultation about Environmental Effect (Ji Jia Ge [2002] No. 125);

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

12. The Notice of Matters Relevant to Decreasing Charging Standards of Some Construction Projects to Standardize Charging Behavior (Fa Gai Jia Ge [2011] No. 534);
13. The Manual of Data and Parameters Commonly Used in Assets Valuation (issued by China Building Industry Press);
14. The Manual of Common Data Series of Construction Project (issued by China Building Industry Press);
15. The Manual of Rapid Calculation of Construction Cost of Ancillary Project (issued by China Building Industry Press);
16. The Loan Interest Table of People’s Bank of China (effective as of July 6, 2012);
17. The Financial Management Regulations of Capital Construction issued by the Ministry of Finance (Cai Jian [2002] No. 394, effective as of November 23, 2002);
18. The Interim Administrative Measures on Charging of Bidding Agency Service issued by the State Development Planning Commission (issued by the SDPC, Ji Jia Ge [2002] No.1980, effective as of January 1, 2003);
19. The Notice of Matters Relevant to Charging for Consultation about Environmental Effect issued by the State Development Planning Commission and the Sate Environmental Protection Administration (Ji Jia Ge [2002] No.125, effective as of January 31, 2002);
20. The Administrative Regulations for Engineering Survey and Design Charges of the SDPC and the Ministry of Construction (Ji Jia Ge [2002] No. 10, effective as of March 1, 2002);
21. The Construction Engineering Supervision and Charging Standards of Relevant Services issued by the National Development and Reform Commission and the Ministry of Construction ( Fa Gai Jia Ge [2007] No. 670, effective as of May 1, 2007);
22. The Notice of the National Energy Administration of Issuance of Regulations of 2013 on Electric Power Project Quota and Expense Calculation (issued by the National Energy Administration, Guo Neng Dian Li [2013] No. 289);
23. The Information of Suzhou Project Cost, 2014 (02) Bimonthly;

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24. The Project Quota of Water work at Coastal Port (2012);
25. The financial statements and audit report of previous years provided by Huaneng Suzhou;
26. The future business plan, etc provided by relevant departments;
27. The materials such as project feasibility study report, project investment estimation, design estimation, etc;
28. Other materials collected by the valuation personnel.
VII Valuation Approaches
Pursuant to the Notice on Strengthening the Management of Valuation of State-owned Assets of Enterprises published by the State-owned Assets Supervision and Administration Commission (the “SASAC”) of the State Council, in principle, two or more approaches shall be adopted upon valuation of the assets concerning the enterprise value on an ongoing basis and be specified in the valuation report. Following full and comprehensive analysis of the results of valuation based upon the actual conditions, one shall be determined as the valid result of the valuation report.
Section 22 of the Assets Valuation Standards – Enterprise Value published by China Appraisal Society provides as follows: “When carrying out the valuation business concerning the enterprise value, the certified public valuer shall select one or more from the income approach, the market approach and the cost approach (i.e. the assets-based approach) as basic assets valuation approaches pursuant to the purpose and target of the valuation, the value type and the data collection and upon analysis of the availability of the three approaches.”
1. Market Approach
The market approach adopted in valuation of the enterprise refers to the comparison between the target of valuation and the comparable public company or the comparable transaction case to determine the value of the target of valuation. Two specific methods commonly used in the market approach are comparison with public companies and comparison with transaction cases. The market approach will

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

estimate the current fair market value of the target of valuation by referring to the actual market transaction and is characterized by having visual valuation process and obtaining data valued from the market. However, when adopting the market approach, reference market transactions should be selected.
Major reasons for this valuation not to adopt the market approach are as follows: we have considered that there have been few transactions involving similar targets of valuation in China up to now and it is not so easy to obtain relevant information due to their poor public disclosure and that there have been very few comparable transactions up to now. It is not suitable to adopt the market approach because we have not collected appropriate comparable cases for this valuation.
2. Income Approach
The income approach adopted in valuation of the enterprise vakue refers to the capitalization or discounting of the projected income to determine the value of the target of valuation. Specific methods commonly used in the income approach are dividends discounting and cash flow discounting. The income approach will evaluate the enterprise value based upon the fundamental basis which determines the inner value of an enterprise i.e. the future profitability and reflects the essential aspects in respect of which the enterprise is valuable to its owners. However, it is quite difficult to forecast the future earnings of an enterprise and select an appropriate discounting rate and thus certain basic conditions should be satisfied when adopting the income approach.
Given that it has been long since the establishment of Huaneng Suzhou and that Huaneng Suzhou has had steady conditions of operation in recent years, we consider it suitable to adopt the income approach.
3. Assets-based Approach
The assets-based approach adopted in valuation of the enterprise value refers to the reasonable valuation of the assets and liabilities inside and outside the balance sheet of an enterprise appraised as at the valuation base date to determine the value of the enterprise.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

For this valuation, the entity appraised provided its balance sheet and cooperated with the valuation personnel in carrying out on-site inventory and thus it is suitable to adopt the assets-based approach.
In conclusion, it is suitable to adopt the assets-based approach and the market approach for this valuation.
Finally, through analysis of the preliminary value conclusions drawn up by different valuation approaches and upon comprehensive the reasonableness of the different valuation approaches and the preliminary value conclusions as well as the quality and quantity of the data used, the valuation personnel reached to reasonable conclusions.
(i) Assets-based Approach
In this valuation, we have adopted the assets-based approach to value the total equities of Huaneng Suzhou, that is to say, we have evaluated the fair value of the assets with appropriate method and then obtained the estimated value of the total owner equities of Huaneng Suzhou by summing up and deducting the liabilities payable by Huaneng Suzhou.
The assets and liabilities have been valued with the following methods:
1. Monetary Capital: We checked the book value of the cash and bank deposits as at the valuation base date and based upon this, and determined the estimated value by deducting the amount of the accounts in transit having effect on the net assets from the book value or the carrying amount.
2. Other Credit Assets: Other credit assets mainly comprise of accounts receivable, advance payments and other receivables. Through analysis of the contents, term and repayment of such other credit assets and upon special investigation and understanding of the use of financing by and the conditions of operation of the principal debtors, the receivable amount may be taken as estimated value upon check.
3. Inventory: The whole inventory is raw materials, which are stored in the warehouses of Huaneng Suzhou and under good environment.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

The valuation personnel conducted spot inspection and inventory of the raw materials, checked the consistency among the books, the lists and the objects and detected those raw materials which had been musty, had gone bad, had been damaged and had been under overstock. Thereafter, the valuation personnel conducted valuation pursuant to the results of the spot inspection and inventory and based upon the actual quantity in stock and conditions of the raw materials. Upon check, the valuation personnel take the view that it has been short since the purchase of the raw materials and thus the book value of the raw materials basically represents the market value thereof as at the valuation base date. In this valuation, the estimated value is determined against the book value checked.
4. Long-term Equity Investment
The valuation personnel went through necessary review procedures for the long-term equity investment, collected relevant legal documents, understood the particulars of the investment and selected certain certificates for verification.
The long-term equity investment included into the scope of valuation is the 47,547 corporate shares subscribed by Huaneng Suzhouwith the Bank of Jiangsu at the price of RMB 33,000 in the 1990s. The investment remains unchanged as at the valuation vase date. Due to tiny proportion of shareholding, Huaneng Suzhouis unable to obtain the financial statements of the Bank of Jiangsu as at the valuation base date, and thus the value of the investment is estimated at the share price shown on the financial statements 2013 latest published by the Bank of Jiangsu multiplying the number of the shares held by the Company.
5. Buildings and Structures
We have adopted the replacement cost method for valuation of the buildings and structures within the factory which are included into the scope of this valuation and adopted the market comparison approach for valuation of the outsourced commodity houses.
● Replacement Cost Method
The basic calculation formula is as follows:
Estimated value = replacement costs* comprehensive newness rate, in which:

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(1) Replacement Costs
Replacement costs= civil and erection costs+ preliminary work and other costs+ capital costs
. civil and erection costs
Pursuant to the specific characteristics of the property evaluated and the information collected, the valuation personnel determined the civil and erection costs mainly in the budget and final account adjustment method.
The budget and final adjustment method: Pursuant to the budget and final account adjustment method, the civil and erection costs in respect of a building appraised should be determined based upon the volume of work specified in the final settlement of account for the typical building to be selected, in accordance with the calculation procedures, the rough quota and the expense quota published by the administrative department in the industry for the civil and erection costs, and at the prices and charge rates of the labor and materials as at the valuation base date.
②Preliminary and Other Costs
The preliminary and other costs have been determined pursuant to the industrial standards and the local regulations on charges of non-profit-making services. See the following table for specific calculation standards:
Schedule of Preliminary Work and Other Costs for Construction Projects
No.	Other Cost Items	Calculation Formula and Explanations	Rate
1	Project entity management	Civil and erection costs * rate	3.08%
2	Invitation for bid	Civil and erection costs * rate	0.46%
3	Project supervision	Civil and erection costs * rate	2.26%
4	Project settlement and approval	Civil and erection costs * rate	0.23%
5	Project insurance	Civil and erection costs * rate	0.24%
6	Preliminary work	Civil and erection costs * rate	2.10%
7	Survey and design	Civil and erection costs * rate	2.42%
8	Design documents review	Civil and erection costs * rate	0.12%
9	Engineering and construction testing	Civil and erection costs * rate	0.20%
10	Preparation of Technical and Economical Stadards for Electrical Engineering	Civil and erection costs * rate	0.10%
11	Termite control	construction area * rate	RMB 2.3 / M2
③Capital Costs
For the thermal power generating units, the method in which the single unit involved in the electric power project is settled following completion thereof was

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adopted. All interest accrued on the project loan before the putting into operation of the first unit should be included into the investment in constriction project, and following the putting into operation of the first unit, part of the interest should turn into interest costs. The capital costs incurred by each of subsequent units should be calculated as above.
The interest was collected at the rate published by the People’s Bank of China for the loans provided by the financial institutions. Then:
Loan Rate during Construction Period
Interest Accrual by Category	Before putting into operation of first unit		After putting into operation of first unit	Total
Construction period(months)	12	4.5	1	17.5
Investment proportion	60%	40%	40%	100%
Annual rate within 2 to 3 years	6.15%	6.15%	6.15%
Interest factor	1.85%	1.89%	0.10%	3.84%
Capital costs = (civil and erection costs + preliminary and other costs) * rate
(2) Determination of Comprehensive Newness Rate
The comprehensive newness rate was adopted to determine the newness of a building.
Comprehensive newness rate = newness rate determined in age limit method * 40% + newness rate determined upon on-site survey * 60%
①Newness rate determined in age limit method
Newness rate determined in age limit method = 1 – incurred service life / economic service life * 100%
The economic service life of each of the buildings and structures is as follows:

No.	Item	Structure Type	Service Environment	Economic Life
1	Properties for production	Steel	Free of corrosion	50
		Reinforced concrete		50
		Masonry-concrete		40
		Masonry-timber		30
		Steel	With corrosion	40
		Reinforced concrete		40
		Masonry-concrete		30
		Masonry-timber		20
2	Properties not for production	Reinforced concrete		55
		Reinforced concrete		60
		Masonry-concrete		50
		Masonry-timber		40
		Simple		10

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

3	Open air warehouse	Concrete	30
		Brick	20
4	Dam (middle and small)	Concrete gravity dam	60
5	Open air frame (pipe support)		30
6	Cooling tower, water tower	Reinforced concrete	40
7	Chimney	Reinforced concrete	40
8	Quay berth		40
9	Impounding reservoir		30
10	Oil pool, oil tank, cesspit		20
11	Well		30
12	Road		20
13	Fence		30
14	Pipelines		30
15	Ductile cast iron pipelines		50
    ②Newness rate determined upon on-site survey
Major factors affecting the newness rate of a building were divided into the following three parts: the structure part (including the foundation, main body and roofing), the decoration part (including the doors and windows, internal and external decoration and others) and the equipment part (including the water, power and heating systems). The standard score of each factor affecting the newness rate of the building was determined pursuant to the proportion of the part to which it belongs to in the civil and erection costs, and the evaluated score of each of the three parts was determined upon the on-site survey and then constituted basis for the newness rate to be determined upon on-site survey. The following is the on-site marking table:

Item		Standard Score	Rated	Weight
Structure G	1. Foundation	25
	2. Structural element	25
	3. Non-bearing wall	15
	4. Roof	20
	5. Ground	15
	Subtotal	G = (1+2+3+4+5) * weight wweight weight
Decoration S	6. Doors and windows	25
	7. Internal glossing over	30
	8. External glossing over	30
	9. Others	15
	Subtotal	S = (6+7+8+9) * weight
Equipment B	10. Water supply and drainge	35
	11. Lighting	40
	12. Others	25
	Subtotal	B = (9+10+11) * weight
Rated (A): A = (G+S+B) / 100

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

The following is the weight coefficient table:

Structure Type	Reinforced Concrete Structure			Brick-concrete Structure			Masonry-timber Structure			Other Structure
Weight coefficient	Structure	Decoration	Equipment	Structure	Decoration	Equipment	Structure	Decoration	Equipment	Structure	Decoration	Equipment
1F	0.80	0.10	0.10	0.65	0.20	0.15	0.75	0.15	0.10	0.85	0.10	0.05
2F and 3F	0.75	0.12	0.13	0.60	0.20	0.20	0.70	0.20	0.10
4F to 6F	0.70	0.15	0.15	0.55	0.20	0.25
7F and above	0.75	0.12	0.13

③Determination of Estimated Value
Estimated value = full replacement costs * newness rate
● Market Comparison Approach
First of all, the comparable transaction cases were identified.
Through the market research and consulting about the real estate lease and sales information within Canglang District, and upon comparison, the valuation personnel selected three comparable cases which are similar to the property appraised in terms of are of construction, structure, purpose and geographical location.
Secondly, the factor comparison was conducted.
The index of the comparable factors was first determined pursuant to the conditions thereof and then the property appraised was compared to the conditions of each of the comparable cases by taking the conditions of the former as base.
Thirdly, the correction coefficient of the comparable factors was calculated pursuant to the index thereof.
Coefficient of comparison = conditional index of the property appraised / conditional index of each of the comparable cases.
Finally, the comparable standard price was determined and used to calculate the estimated value of the property appraised.

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Comparable standard price = (comparable standard price of Comparable Case 1 + comparable standard price of Comparable Case 2 + comparable standard price of Comparable Case 3) / 3
Estimated value = estimated unit price of the property appraised * built-up area of the property appraised
6. Machinery equipment
In consideration of the purpose of this valuation, we have adopted the replacement cost method and market method to conduct valuation of the equipment appraised pursuant to the principle of continuance, based upon the market price and in combination with the characteristics of the equipment appraised and the data collection. The replacement cost method has been taken as major one.
The replacement cost method is designed to determine the value of the asset appraised by the total costs necessary for purchasing or creating it with brand new conditions under the current conditions minus the devaluation by real degradation, the devaluation by functional degradation and the devaluation by economic degradation incurred by it. The following is the estimation formula applicable for the replacement cost method:
Estimated value = full replacement costs * newness rate
The market method is mainly applicable to the electronic equipment which have been used since long, including the computers, and is designed to determine their estimated value by comparing with the market transaction price of similar equipment.
(1) Full Replacement Costs
1) Determination of Full Replacement Costs of Machinery Equipment
Full replacement costs = purchase prices (before tax) + freight and miscellaneous charges (before tax) + installation and commissioning fees + other charges + capital cost – deductable VAT
①Purchase Prices
The purchase prices were determined through consulting with the manufacturers or the trading companies and by reference to the pricing materials

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including the Mechanical and Electrical Products Quotation Manual 2014 and the Reference Cost Index for Quota Design of Thermal Power Projects (Version 2013) and by reference to the recent contractual prices of the equipment of the same category.
Pursuant to the Provisional Regulations of the People’s Republic of China on Value-added Tax (Decree of the State Council No. 538) effective as of January 1, 2009, the Detailed Rule for the Implementation of the Provisional Regulations of the People’s Republic of China on Value-added Tax (Decree of the State Administration of Taxation No. 50) and the Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Transformation and Reform of Value-added Tax in China (Cai Shui [2008] No. 170), with effect from January 1, 2009, the ordinary VAT payer may set off the input VAT incurred when purchasing (including by acceptance of donation and real investment) or manufacturing (including by reorganization and expansion and by installation) fixed assets as taxable items (the “Input VAT on Fixed Assets”) against the VAT on sales by virtue of the special VAT invoice, the letter of payment of VAT on imports from the customs and the document of transport costs (collectively the “Certificates of Tax Deduction”).
Given that the entity appraised is ordinary VAT payer, the purchase prices of the equipment appraised are exclusive of tax.
② Freight and miscellaneous charges
The freight and miscellaneous charges were determined pursuant to the relevant provisions in the Standards for Constitution and Calculation of Construction Budget of Thermal Power Projects (Version 2013) promulgated by China Electricity Council and the Manual of Data and Parameters Commonly Used in Assets Valuation and in combination with the market research.
Pursuant to the Provisional Regulations of the People’s Republic of China on Value-added Tax (Decree of the State Council No. 538) effective as of January 1, 2009 and the paper numbered as Cai Shui [2013] No. 106, the ordinary VAT payer is

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

allowed to include the freight incurred when purchasing fixed assets into the input VAT and set off them against the VAT on sales at 11% of the freight. Thus:
Freight and miscellaneous charges before tax = purchase prices before tax * rate of freight and miscellaneous charges
Freight and miscellaneous charges after tax = purchase prices before tax * rate of freight and miscellaneous charges / (1+11%)
③Installation and Commissioning Fees
The engineering costs were calculated pursuant to the rules set out in the Rough Quota of Electric Power Construction Projects(Version 2013) and other measure costs, indirect costs, profits and taxes were determined and calculated pursuant to the Standards for Preparation and Calculation of Construction Budget of Thermal Power Projects (Version 2013).
No installation or commissioning fees were considered in respect of small equipment free from installation.
④Other Charges
Other charges were determined pursuant to the Standards for Preparation and Calculation of Construction Budget of Thermal Power Projects (Version 2013) promulgated by the National Development and Reform Commission (the “NDRC”) and the Notice of the State Development Planning Commission and the Ministry of Construction on Issuance of the Administrative Regulations for Engineering Survey and Design Charges (Ji Jia Ge [2002] No. 10). Other charges include management fees and technical service fees incurred during project construction, production preparation costs and other costs. See the following table for details:
Other Charges Incurred by 2 Sets of Units at 60 MW of Phase I
No.	Cost Item	Calculation Basis	Rate
I	Project construction andmanagement
1	Project entity management	Civil and erection costs	3.08%
2	Invitation for bid	Equipment procurement costs plus civil and erection costs	0.46%
3	Project supervision	Civil and erection costs	2.26%
4	Equipment engineering	Equipment procurement costs plus built-in materials费	0.36%
5	Project settlement and approval	Civil and erection costs	0.23%
6	Project insurance	Civil and erection costs	0.24%

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

II	Technical service
1	Preliminary work	Civil and erection costs	2.10%
2	Packaged technical service for equipment	Equipment procurement costs	0.30%
3	Survey and design	Equipment procurement costs plus civil and erection costs	2.42%
4	Design documents review	Equipment procurement costs plus civil and erection costs	0.12%
5	Post-completion evaluation	Civil and erection costs	0.15%
6	Electrical engineering quality testing	Civil and erection costs	0.20%
7	Post-flue gas desulfurization evaluation	Equipment procurement costs plus civil and erection costs	0.03%
8	Special equipment safety testing	Rated power output (Kw)	RMB 2.6
9	Preparation of Technical and Economical Stadards for Electrical Engineering	Civil and erection costs	0.10%
III	Subsystem commissioning and package start-up and test-run	Civil and erection costs	12.58%
IV	Heavy-cargo transportation measures	Civil and erection costs	0.48%
⑤Capital Costs
Capital costs = (purchase prices of the equipment appraised (before tax) + freight and miscellaneous charges + installation and commissioning fees and other charges) * factor of interest on capital costs
The reasonable time limit for the construction of 2 sets of units at 60 MW has been determined as 16 months pursuant to the Standards for Preparation and Calculation of Construction Budget of Thermal Power Projects (Version 2013) and the preliminary design report. Pursuant to the interest rate of 6.15% applicable to the loans with term of 1 to 3 years as at the valuation base date, taking the method in which the single unit involved in the electric power project is settled as the interest accrual method and in consideration of the individual settlement proportion of each unit and the proportion of the investment in each unit of the total investment obtained, the factor of the interest on the capital costs has been determined as 3.84%. See the following table for detailed calculation process:
Computation of Factor of Interest on 2 Sets of Units at 60 MW
Interest Accrual by Category	Before putting into operation of first unit		After putting into operation of first unit	Total
Construction period(months)	12	4.5	1	17.5
Investment proportion	60%	40%	40%	100%
Annual rate within 2 to 3 years	6.15%	6.15%	6.15%
Interest factor	1.85%	1.89%	0.10%	3.84%
⑥Deductable VAT
= purchase prices of the equipment appraised / 1.17 * 0.17 + freight and miscellaneous charges / 1.11 * 0.11

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2) Determination of Full Replacement Costs of Office Facilities (Electronic Equipment)
Full replacement costs = purchase price of the equipment appraised (after tax) + freight and miscellaneous charges (+ installation and commissioning fees in case of need of installation and commissioning) (after tax)
3) Determination of Full Replacement Costs of Vehicles
Full replacement costs = purchase prices of the vehicle appraised + additional taxes + license plate, inspection and driving license costs, in which, additional taxes = purchase prices of the vehicle appraised / 1.17 * 10%; license plate, detection and driving license, inspection and driving license costs were determined pursuant to the local regulations.
(2) Rating of Newness Rate
1) Determination of Newness Rate of Machinery Equipment
The newness rate of the machinery equipment appraised was be rated as the comprehensive newness rate combining the newness rate determined upon on-site survey and the newness rate determined in age limit method by considering the devaluation by real degradation, the devaluation by functional degradation and the devaluation by economic degradation incurred thereby.
Comprehensive newness rate = newness rate determined in age limit method * 40% + newness rate determined upon on-site survey * 60%
Newness rate determined in age limit method = remaining service life / economic service life * 100%
The valuation personnel determined the reasonable economic service life, incurred service life and remaining service life and reached to the newness rate of any equipment through on-site survey and understanding of the use, repair and maintenance of the equipment. As for key equipment and main equipment which had undergone major repair and renovation, the valuation personnel determined their newness rate by combining the on-site survey and the age limit method, or made adjustment based upon the newness rate calculated in age limit method.

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2) Determination of Newness Rate of Electronic Equipment
The newness rate of any electronic equipment was determined in age limit method and by considering the refresh rate thereof.
3) Determination of Newness Rate of Vehicles
The newness rate of any vehicle appraised was determined pursuant to the Regulations on Vehicles Compulsory Scraping Standards (Decree 2012 of the Ministry of Commerce, the NDRC, the Ministry of Public Security and the Ministry of Environment Protection No. 12) and by combining the newness rate determined in age limit method, the newness rate determined in mileage method and the newness rate determined upon on-site survey.
7. Construction in Progress
In this valuation, the construction in progress were valued in replacement cost method, that is to say, the total costs necessary for creating the volume of work contained in such Construction in Progress and ready for installation under regular circumstance are considered as replacement costs, and if there were serious devaluation by real degradation and devaluation by functional degradation, such devaluation was determined and then deducted from the replacement costs thus determined; for any project with short construction period, no devaluation was considered.
8. Intangible assets
Intangible assets include state-owned land use right, software, etc.
(1) Intangible assets – state-owned land use right
In accordance with Urban Land Valuation Regulation, the current land price valuation approach includes market comparison approach, income approach, residual approach, cost approach, benchmark land price coefficient modification approach, unit foot approach, etc.
According to the development condition of the industrial land market of Suzhou and taking into consideration the land type of the land to be evaluated, valuation purpose, detailed application characteristics, etc, market comparison approach and cost approach are adopted and other valuation approaches are excluded.
①Market comparison approach
There are a lot of cases of tendering, auction and listing transfer of state-owned construction land use right in the same supply circle of the land to be evaluated. Based on the land use characteristics of the valuation object and the valuation purpose, select cases happened in the same supply circle of the land to be evaluated close to the

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valuation base date and similar in area condition, scale condition and land basic condition to conduct comparison and analysis. Market comparison approach is preferred.
In market comparison approach, based on substitution principle, compare the land to be evaluated with similar alternative land undergoing transaction on a day close to the valuation day, and figure out standard land price upon modification by reference to the transaction time, condition and method, land service life, plot ratio, area and individual factors, etc. Finally, evaluate the price of the land to be evaluated based on the standard land price of similar land. The fundamental formula is as below:
Price of the land to be evaluated = price of the land in comparative cases x (modification coefficient of normal transaction/modification coefficient of the land of comparative cases) x (price index of the land to be evaluated on the valuation base date /price index of land of comparative cases) x (area factor condition index of the land to be evaluated/ area factor condition index of the land of comparative cases) x (individual factor condition index of the land to be evaluated/ individual factor condition index of the land of comparative cases)
②Cost approach
The land to be evaluated is located at No. 688, Changjiang Road, New District, Suzhou, which is in the 32050501012G section of fourth level industrial land in the main urban area of Suzhou. The land acquisition of Suzhou conforms to standards. The current land compensation standards have been open and objective. Area industrial land market is just started. Therefore, cost approach can be adopted.
The land price of the cost approach is the sum of total expenses for land development in the area where the land to be evaluated is located and certain interest, profit, taxes payable as well as income of land appreciation, to wit, land price = (land acquisition expense + land development expense + tax + interest + profit + income of land appreciation) x year modification coefficient x (1 + area modification coefficient)
③Other valuation approach
Bureau of land and resources of Suzhou has completed the renewal of urban benchmark land price of Suzhou in March 2013 of which the main results include Urban Land Price Dynamic Monitoring and Benchmark Land Price Renewal Report of Suzhou in 2012, relevant drawings and land price modification system. Such results have passed the verification of the bureau of land and resources of Suzhou. Such results are mainly used by the government for land price management and usually are government guidance price and are used in primary market for land transfer and are not market transaction value, so benchmark land price coefficient modification approach is not adopted in this evaluation.
The industrial premises in the same supply circle of the land to be evaluated are mainly used by the enterprise itself after being purchased. There are few cases of leasing

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

and selling and purchasing the industrial premises and no stable and open market for leasing and selling and purchasing industrial premises has formed, so it is not suggested to adopt income capitalization approach and residual approach.
Upon request by the client, the intangible assets – the results of the valuation of the land use rights contained in the report directly refer to the Land Use Right Valuation Report on State-owned Construction Land (Suzhou, Jiangsu) Related to Equity Transfer by Huaneng Suzhou Thermal Power Co., Ltd. issued by Beijing Zhongdihuaxia Real Estate Valuation Co., Ltd ((Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71-Suzhou, Jiangsu-Chu-No. 1). For the details about the land use right valuation process, please refer to the Land Use Right Valuation Report.
 (2) Software, etc
The appraisers have consulted the software procurement agreement and invoices and have understood the module and function of the software. Through communications with users and market enquiry (for outsourcing software, verifying its type, function and version), they have understood the asset market condition and use right condition and determine the valuation value based on market value. Not a long time has passed after the software has not been purchased and the market value has not changed significantly, so in this valuation the valuation value is determined based on original entry value.
9. Deferred income tax assets
Bad-debt provision in respect of enterprises in general for receivables and other receivables calculated in accordance with accounting principles and income tax amount in respect of enterprises under effect of employee compensation calculated in accordance with regulations of tax laws. During valuation, the appraisers have verified the calculation of the enterprise’s deferred income tax.
Upon verification, the deferred income tax assets are evaluated on the basis of bad-debt provision drawn for receivables and other receivables and its calculation is normal and correct. Therefore, the verified book value is regarded as the valuation value.
10. Liabilities
Mainly include short-term borrowing, accounts payable, advance collections, employee pay payable, tax payable, interest payable, other payables, other non-current liabilities, etc. Certified public valuers examine and verify the enterprise’s liabilities and based on the verification regard the liabilities the enterprise actually needs to bore on the valuation base date as the valuation value of the liabilities.
 (ii) Income Approach
We adopt discount cash flow approach to appraise the value of the operating assets of the entity appraised at the base date of assets evaluation, of which the specific method selected is the Free Cash Flow of Firm model. In this way, the main business value of the valuated entity is equal to the sum of discounted present value of the free cash flow of firm over several years in the future calculated at an appropriate discount rate.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

The sum of the main business value and the value of other assets minus the value of other liabilities is the overall value of the enterprise, which minus the value of liabilities with interest is the whole the value of the whole stockholder’s equity.
 In the interest model, matters needing further explanation are as follow:
1. Calculation of the free cash flow of the enterprise
The free cash flow of the enterprise during the forecast period = net profit after tax + depreciation and amortization + financial expense after tax – capital expenditure – change in operating fund
2. Calculation of the value of main business of the Valuated Entity
The value of main business of the valuated entity refers to the value of the enterprise’s operating assets.
Computational formula of the value of main business of the valuated entity is as follow:
of which, V – the value of the enterprise’s main business;
        FCFFn – the free cash flow of the enterprise in the forecast period of t;
        WACCn – the weighted average cost of capital in the forecast period of t;
        t – the forecast period;
        n – the forecast year,
3. Scope of other assets
In this model, the scope of other assets covers long-term equity investment, surplus assets and non-operating assets. Accordingly, the value of other assets is equal to the total value of long-term equity investment, surplus assets and non-operating assets.
(1) Long-term equity investment is outward equity investment of the enterprise. In general, the value of long-term equity investment of the holding enterprise is determined as follow: the evaluated overall shareholder’s equity value of the long-term investment unit multiplied by the equity ratio of the invested unit held by the investment unit is the equity value of the invested unit held by the investment unit. The value of long-term equity investment of the participating enterprise is determined as follow: where there is stable dividend income over the past, the equity value of the participating enterprise is determined via dividend discount model; where there is no stable dividend income over the past, the assessed equity value of the participating enterprise is approximately equal to the book value of the net assets of the invested unit at the base date of assets valuation multiplied by the ratio of equity held.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

(2) Surplus assets and non-operating assets
Assets of the entity appraised at the base date of assets valuation is classified into two classes, one being operating assets and the other being non-operating assets. Operating assets are those assets relevant to the operation of the Valuated Entity, which can be further divided into effective assets and ineffective assets. Effective assets are those being used or to be used for enterprise operation. Ineffective assets, also known as surplus assets, refer to assets held at the base date of assets valuation but not being used at base date of assets valuation or not to be used in the foreseeable future. The surplus assets and the non-operating assets are specifically defined as follow.
Surplus assets refer to assets held for purpose of operation, having no direct relation with enterprise interest at a certain period and exceeding what is needed for enterprise operation. Analyzing the asset allocation and income of the entity appraised and deepening understanding of the enterprise’s operation station are to determine whether the entity appraised has any surplus assets.
Non-operating assets refer to assets held for purpose other than operation and having no direct relation with enterprise production and operation activities, such as the house property shareholders resided in by themselves, vehicles for use by shareholders, commercial manufacture enterprise short-term investment in stocks and bonds, open credit of affiliates not related with the enterprise’s main business, etc.
The value of long-term equity investment, surplus assets and non-operating assets are assessed based on their respective characteristics and are determined in different valuation approach.
4. Scope of other liabilities
In this model, the scope of other liabilities covers surplus liabilities and non-operating liabilities, etc. Accordingly, the value of other liabilities is equal to the total value of surplus liabilities and non-operating liabilities.
5. Calculation of total shareholder’s equity value
The computational formula of the total shareholder’s equity value is as follow:
Total shareholder’s equity value = overall value of the enterprise – the value of liabilities with interest
The overall value of the enterprise = the value of the enterprise’s main business + the value of other assets – the value of other liabilities
VIII Implementation Process and Situation of Valuation Procedures
In accordance with relevant provisions of laws, regulations and asset valuation standards, this valuation has performed appropriate Valuation Procedures. The detailed implementation process is as follow:

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

(i) Specifying Basic Matters of Valuation Business
Negotiate with the Client over and specify such key matters other than the Valuated entity and the client as other users of the valuation report, valuation purpose, appraised object and scope, value type, valuation base date , limitations on the use of valuation report, submitting time and method of valuation report, total expenses of valuation service, payment time and method.
(ii) Entering into Engagement Letter
Enter into engagement letter with the client after comprehensive analysis and assessment of the professional competence, independence and business risks according to the specific condition of the valuation service.
(iii) Making Valuation Plan
Make valuation work plan in accordance with requirements of assets valuation work, including specifying detailed steps of the valuation work, schedule and personnel arrangement and drafting asset valuation technical plan, etc which shall be submitted to relevant person in charge for examination and approval.
(iv) Field Investigation
1. Instruct related parties such as the client, the entity appraised, etc to check assets and prepare detailed materials involving the Target of Valuation and scope;
2. Investigate through such methods as enquiry, confirmation, verification, supervision, reconnaissance, examination, etc. Understand the current status of the Target of Valuation. Pay attention to the ownership in law of the Target of Valuation. Adopt sampling or other methods to investigate matters not suitable for investigation item by item according to their degree of significance.
(v) Collecting Valuation Materials
Collect materials obtained from market and other channels, from such related parties as the client, appraised unit, etc and from government, various professional organizations and other relevant departments. Conduct necessary analysis, summary and assortment of the collected valuation materials.
(vi) Valuation and Estimation
1. In accordance with relevant conditions such as appraised object, value type, collection condition of Valuation Materials , analyze the applicability of market approach, income approach, asset-based approach, etc and select an appropriate valuation approach;
2. According to the approach adopted, correspondingly select computational formula and parameters to perform analysis, calculation and judgment and form preliminary valuation conclusion;
3. Perform comprehensive analysis on the preliminary conclusion and form the final valuation conclusion.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

(vii) Making and Submitting Valuation Report
1. Make valuation report in accordance with requirements set in laws, regulations and asset valuation standards. Determine asset valuation report after three-level examination;
2. Without prejudice to making independent judgment on the final valuation conclusion, conduct necessary communication with the client or related parties permitted by the client in respect of relevant content of the valuation report and submit to the client the asset valuation report.
(viii) Filing of Working Papers
Collate the working papers in accordance with requirements set in laws, regulations and asset valuation standards and form valuation archives together with the valuation report.
IX Valuation Assumptions
During valuation, we abide by the following valuation assumptions and conditions. Should the assumptions fail to set up, the valuation conclusion will be significantly affected.
(i) General assumptions and limitations
1. Assume that the market was open and that a business entity would continue in operation;
2. Assume that no material changes would take place after the valuation base date  in the political, economic, social and other macro environment in which the valuated entity stands and operates;
3. Assume that no material changes would take place during the period of benefit to laws and regulations relevant to the operation of appraised unit other than those having been enacted as well as those having been enacted but not implemented at the valuation base date ;
4. Assume that changes of exchange rate, interest rate, taxes, inflation and other factors involved by the valuated entity after the valuation base date  would not create material impact upon its operation condition during the period of benefit (take into account changes of interest rate between the valuation base date  and the report date);
5. Assume that no force majeure and accidental incidents affecting operation of the valuated entity would occur after the valuation base date;
6. Assume the valuated entity and its assets would continue in operation and use in the future period of benefit;
7. Assume that the accounting policies adopted by the valuated entity over the future period of benefit would be consistent with those at the valuation base date in material aspects with continuity and comparability;

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

8. Assume that operation of the valuated entity in the future period of benefit would be in accordance with various laws and regulations issued by the state and would not be in violation of any law;
9. Assume that the valuated entity is responsible and is competent to assume its responsibilities, that no material changes affecting the operation change of the entity appraised would take place to the key management personnel and technical personnel during future period of benefit based on the situation at the valuation base date , that the management team would be under stable development and that no material changes affecting its operation would take place to the management system.
(ii) Special Assumptions and Limitations
1. This valuation assumes that the management and business personnel of the valuated entity are stable and that no material changes of management and business team personnel affecting the future operation of the valuated entity would take place;
2. This valuation assumes that except for the fixed asset investment under consolidate evidences on the valuation base date to indicate changes of its production capacity in the future, the valuated entity would not conduct any material fixed asset investment activity affecting its operation in the future period of benefit. The product production capability of the enterprise is evaluated based on the status on the valuation base date;
3. This valuation does not take into account the effect imposed by the outward equity investment projects of the entity appraised after the valuation base date  on its value;
4. This valuation assumes that the taxable income in the future period of benefit of the valuated entity would be virtually equal to its total profit and that there would be no material adjusting matters in respect to permanent difference and timing difference;
5. This valuation assumes that the future period of benefit and the previous years would be similar in turnover of receivables and payables and that no default of debt payment significantly different from the previous years would happen;
6. This valuation assumes that the main power generating assets of the entity appraised would operate in accordance with design requirements and that the equipment would not be put into service beyond its service life.
According to the requirements of asset valuation, we believe that these assumptions and limitations stand on the ground on the valuation base date, and we will not be liable for different valuation conclusions caused by changes of such assumptions and limitations resulted from significant changes of the future economic environment.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

X. Valuation Conclusions
(i) Preliminary Conclusions of the Asset-based Approach
Preliminary conclusion of the asset-based approach arrived at in the principle of independence, fairness, science and objectiveness after implementation of legal procedures of asset valuation:
Up to the valuation base date  on May 31, 2014, as for HUANENG SUZHOU, included in this valuation, the book value of its total assets is RMB 617,460,600, the valuation value is RMB 760,834,200, the growth in value is RMB 143,373,600 and the growth rate is 23.22%; the book value of its liabilities is RMB 268,595,100, the valuation value is RMB 264,162,500, the decrease in value is RMB 4,432,600 and the decrease rate is 1.65%; the book value of its ownership interest is RMB 348,865,500, the valuation value based on continuing operation for the current purposes is RMB 496,671,700, the growth in value is RMB 1,478,062 and the growth rate is 42.37%. Detailed valuation result of various assets is as shown in the table below:
Unit: RMB 10,000
Item Name	Book Value	Valuation Value	Growth or Decrease in Value	Growth or Decrease Rate %
Current assets	7,796.85	7,829.21	-	-
Non-current assets	53,949.21	68,286.57	14,337.36	26.58
Of which: long-term equity investment	3.30	21.87	18.57	5.63
Fixed assets	50,675.04	58,780.72	8,105.68	16.00
Project in process	1,032.88	1,057.19	24.31	2.35
Project materials	2.09	2.09	-	-
Intangible assets	2,041.52	8,230.31	6,188.80	303.15
Deferred income tax assets	194.38	194.38
Other non-current assets	-
Total assets	61,746.06	76,083.42	14,337.36	23.22
Current liabilities	26,416.25	26,416.25	-	-
Non-current liabilities	443.26	-	-443.26	-100.00
Total liabilities	26,859.51	26,416.25	-443.26	-1.65
Ownership interest	34,886.55	49,667.17	14,780.62	42.37
(See the detailed statement for detailed valuation conclusions).
(ii) Preliminary Value Conclusion of Income Approach
Based on investigation, research and analysis of the current status of the enterprise’s assets operation as well as the various historical indexes provided by the

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

entity appraised, and upon analysis of relevant operation risks through taking into consideration the enterprise’s current status, the effect of the national macroeconomic policies and the internal environment in which the enterprise stands, the appraiser, together with the management, financial and technical personnel, predicts the income, discount rate, period of benefit and other indexes on the premises that those assumptions would not fail and figures out that the valuation of the total shareholder’s equity value is RMB 239,358,900.
(iii) Valuation Conclusions
In accordance with relevant national regulations, we adopt both asset-based approach and income approach to conduct evaluation. The final valuation of the former approach is RMB 496,671,700 and that of the latter is RMB 239,358,900, which show a great difference. The major reason for the difference is that the angle of two approaches is different. The angle of cost approach is the channel of asset reseizure, reflecting the replacement value of the enterprise’s current assets, while the angle of the income approach is the enterprise’s future profitability, reflecting the overall profitability of the enterprise’s various assets. Upon analysis, we consider that the major reason for the difference is as follow:
A small-capacity coal-fired unit of cogeneration which prices electricity based on heat, Huaneng Suzhou is under great pressure for cost saving and environmental protection. Effect on Huaneng Suzhou imposed by the future national industrial policy of developing large units and suppressing small ones regarding small-capacity coal-fired unit results in difficulty in predicting its operation period. As the gas turbine heating power station under construction in the neighborhood reaches its designed capacity and Huaneng Suzhou’s current radius, range and capacity of heat supply has gradually approached saturation, the thermoelectric power supply of Huaneng Suzhou would change materially.
Considering the operation condition of Huaneng Suzhou and the large quantity of uncertainty in the future operation, we determine to select the valuation of asset-based approach as the final valuation.
To sum up, the appraiser deems that the valuation result of asset-based approach is more reliable and convincible and is able to completely and truly reflect the total shareholder’s equity value of the company, so the preliminary valuation conclusion of the asset-based approach is selected as the final valuation conclusion, to wit, the book value of its ownership interest of Huaneng Suzhou included in the valuation is RMB 348,865,500, the valuation value based on continuing operation for the current purposes is RMB 496,671,700, the growth in value is RMB 1,478,062 and the growth rate is 42.37%.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

XI. Explanation of Special Matters
1. The valuation conclusion in this report reflects the fair value of the Target of Valuation for purpose of this valuation in the principle of open market with no consideration of relevant expenses and taxes imposed on such assets for property right registration or ownership change and no tax adjustment preparation for growth in value of asset evaluation.
2. The valuation conclusion in this report reflects the fair value of the Target of Valuation based on the principle of open market for purpose of this valuation at the valuation base date with no consideration of such matters as mortgage, guaranty, litigation compensation, etc likely to be borne in the future and of the effect of additional payment by special transaction party.
3. This valuation report is made based on the materials provided by the client and the valuated entity whose trueness, validity and completeness shall be the responsibility of the client and the Valuated Entity. The valuation institution and the certified public assets estimator shall assume legal liability for the valuation conclusion arrived at hereof.
4. In these conclusions of valuation, the certified public valuers failed to carry out technical testing of the technical parameters and performance of the equipment as at the valuation base date and instead they made judgments about the technical parameters and performance thereof by assuming that the relevant technical documents and records of operation provided by the entity appraised are true and valid and consulting with the management staff of the equipment about their use and carrying out filed survey. Meanwhile, the certified public valuers failed to carry out technical testing of the hidden works and internal structures (which part could not be visually observed) of various buildings and structures and instead they made judgments about them by assuming that the relevant construction documents provided by the entity appraised are true and valid and carrying out field survey without any help of any testing instrument.
5. The long-term equity investment included into the scope of valuation is the 47,547 corporate shares subscribed by Huaneng Suzhou with the Bank of Jiangsu at the price of RMB 33,000 in the 1990s. The investment remains unchanged as at the valuation vase date. Due to tiny proportion of shareholding, Huaneng Suzhou is unable to obtain the financial statements of the Bank of Jiangsu as at the valuation base date, and thus the value of the investment is estimated at the share price shown on the financial statements 2013 latest published by the Bank of Jiangsu multiplying the number of the shares held by the Company.
6. The buildings and structures within the factory which are included into the scope of valuation have not obtained certificate of property ownership and their respective built-up area shall be as submitted by the Company. Huaneng Suzhou warrants that it

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

owns these buildings and structures and that no dispute or other rights exist against and in them.
7. As at the valuation base date, the legal representative in the Company’s business license is Li Shuqing, but is Song Zhiyi actually. Huaneng Suzhou is amending its business license.
8. Upon request by the client, the intangible assets – the results of the valuation of the land use rights contained in the report directly refer to the Land Use Right Valuation Report on State-owned Construction Land (Suzhou, Jiangsu) Related to Equity Transfer by Huaneng Suzhou Thermal Power Co., Ltd. issued by Beijing Zhongdihuaxia Real Estate Valuation Co., Ltd ((Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71-Suzhou, Jiangsu-Chu-No. 1). For the details about the land use right valuation process, please refer to the Land Use Right Valuation Report.
10. Premium and discount caused by such factors as controlling interest, minority interest, etc have not been considered in this evaluation.
11. The effect imposed by liquidity on the value of the Target of Valuation has not been considered in this evaluation.
12. The valuation conclusion can be established based on the assumptions and can only be used for purpose of this valuation for equity transfer. In case of material changes of the space and environment depend on which HUANENG SUZHOU operates, the appraiser will be liable for different valuation result due to material changes of premises and valuation basis.
The effect imposed by the foregoing matters on this valuation has not been considered.
XII. Explanation of the Use Limitation of the Valuation Report
1. This valuation report can only be used for purpose and application specified in the report.
2. This valuation report can only be used by the users specified in the report.
3. Extraction, quotation or disclosure to public media of the whole or part of the report shall be subject to examination of the valuation institution, unless specified at law or regulation and separately agreed by related parties.

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APPENDIX II(iii)	ASSET VALUATION REPORT OF SUZHOU THERMAL POWER

4. The term of the valuation conclusion is one year from May 31, 2014 to May 30, 2015.
In case of changes of quantity and pricing standards of assets after the valuation base date and within the term, it shall be settled in the following principles:
(1) in case of change of asset quantity, the asset amount shall be adjusted correspondingly according to the original valuation approach.
(2) in case of change of asset price, asserting obvious effect on the asset valuation result, the client shall timely invite qualified asset valuation unit to reevaluate the asset value;
(3) the client shall take full consideration of changes of asset quantity and pricing standard after the valuation base date  and conduct correspond adjustment;
5. The valuation conclusion is made based on the foregoing assumptions. Should any material change of the assumptions takes place and imposes great effect on the valuation conclusion, another valuation base date shall be specified to conduct valuation again.
XIII. Valuation Reporting Day
The valuation reporting day is October 9, 2014.

Legal representative of the valuation institution :
Beijing Sinotop Appraisal Co., Ltd
Certified public valuer: Dong Zhibin       Beijing, China
Certified public valuer: Wang Junhui
Certified public valuer: Xiao Lei         October 9, 2014

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

The following is the Asset Valuation Report of Dalongtan Hydropower prepared by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.

Assets Valuation Report

Equity Project of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. Held by China Huaneng Group Proposed to be Transferred to Huaneng Power International, Inc.

Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 219A

(Volume I, Total One Volume)

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.

Oct. 9, 2014

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Statements of Certified Public Valuer	II(iv)-3
Abstract of Asset Valuation Report	II(iv)-5
Main Body of Asset Valuation Report	II(iv)-8
I. Client, Valuated Entity and Users of Valuation Report	II(iv)-8
II. Purpose	II(iv)-15
III. Target and Scope of Valuation	II(iv)-15
(IV) Type and definitions of value	II(iv)-18
V. Reference date	II(iv)-18
(VI) Valuation basis	II(iv)-19
VII. Valuation Approaches	II(iv)-24
IX. Valuation Hypothesis	II(iv)-45
X. Conclusion	II(iv)-46
XI. Special Instructions	II(iv)-48
XII. Notes on Restricted Use of the Valuation Report	II(iv)-55
XIII. Date of Valuation Report	II(iv)-56

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Statements of Certified Public Valuer

This Assets Valuation Report is made by the valuator after completing careful verification, evaluation and estimation and other necessary valuation procedures for all assets and liabilities included in the valuation scope. It is hereby to present the following statements in respect of this Valuation Report.

I. The Certified Public Valuers, based on independent, objective and equitable principles, carry out this assets valuation business in accordance relevant national laws, regulations and standards of asset valuation. According to materials collected during professional course, valuators provide objective statements in this Valuation Report and shall be responsible for rationality of valuation conclusions.

II. The list of assets and liabilities involved with the valuation object will be declared by the client and valuated entity (or company with property right) and confirmed by the signature thereof. The client and related parties shall be responsible for the authenticity, legality, completeness and proper use of this Valuation Report.

III. The Certified Public Valuers has no existing and predictive interest relationship with the valuation object in this Valuation Report, has no existing and predictive interest relationship with the client and related parties and has no prejudice over the client and related parties.

IV. The Certified Public Valuers and other Valuer carry out field investigation on the valuation object and assets involved in the Valuation Report, and have paid necessary heed to legal ownership of the valuation object and the assets involved, have carried out examination on the materials related to legal ownership of the valuation object and the assets involved, and have provided authentic disclosure over the issues they find as well as submitted to the client and related parties so as to satisfy the requirements of issuing

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

of the Valuation Report, while they will not guarantee the authenticity on the legal ownership of the Valuation object in any form.

V. The analysis, judgment and conclusions in this Valuation Report are restricted by the suppositions and limited conditions herein, according to which the users of this Valuation Report shall take into full consider the suppositions, limited conditions special notes and the influences exerted thereby.

VI. The Valuation Report so issued and valuation conclusions so disclosed shall be used for the valuation purpose stated herein only and used in the effective term of valuation conclusions only. The valuation institution and certificated public valuators signing herein shall not be liable for any consequences sue to improper use.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Abstract of Asset Valuation Report

In respect of

Proposed Transfer of Equity Project in Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. Held by China Huaneng Group to Huaneng Power International, Inc.

Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 219A

Important Notice

The contents of the Abstract are excerpts from the text of the Report. If you want to know more about the details of the valuation and reasonably understand the conclusion, please read the text of the Report carefully.

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. i has accepted the commission of China Huaneng Group and Huaneng Power International, Inc. to appraise the shareholders’ equity in Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. with respect to the transfer of such equity based on independent, objective and equitable principles and in accordance with relevant national laws, regulations and standards of asset valuation.

The valuation object is the whole equity of shareholders of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd., and the scope of valuation is all the assets and relevant liabilities of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd.; the type of value subject to valuation is the market value and the reference day of the valuation is May 31, 2014.

The valuers have performed necessary valuation processes on the assumptions of sustained use of assets and open market, and made the assessment and estimation with the asset-based valuation approach and income approach. After the comprehensive

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

analysis, the conclusion of valuation with the asset-based valuation approach is adopted as the final conclusion of this Valuation Report

As of the reference day, the valuation result of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. is RMB 182,327,000.

Summary of Asset Valuation Results

Unit: RMB ten thousand

Item		Book Value	Valuation Value	Reduction / Growth	Growth Rate %
		A	C	D=C-B	E=D/B×100%
1	Current assets	3,251.06	3,251.06	-	-
2	Non-current assets	29,738.11	39,770.36	10,032.25	33.74
3	In which: Long-term receivables	-	-	-
4	Long-term equity investment	3,000.00	3,680.90	680.90	22.70
5	Investment property	-	-	-
6	Fixed assets	25,478.06	27,674.62	2,196.56	8.62
7	Construction in progress	-	-	-
8	Intangible assets	1,260.05	8,414.84	7,154.79	567.82
9	Development expense	-	-	-
10	Total assets	32,989.17	43,021.42	10,032.25	30.41
11	Current liabilities	2,818.84	2,818.84	-	-
12	Non-current liabilities	21,969.88	21,969.88	-	-
13	Total liabilities	24,788.72	24,788.72	-	-
14	Net assets (ownership interest)	8,200.45	18,232.70	10,032.25	122.34

The valuers have made special instructions in the Report for defects found in the process of valuation to draw the attentions of the users of the Report

The effective period for the valuation conclusion of the Report shall be one year from the reference day, i.e. May 31, 2014 to May 30, 2015.

The date of the Report is Oct. 9, 2014.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

The content above are all excerpted from the text of the Report. If you want to know more about the details of the valuation and reasonably understand the conclusion, please read the text of the Report carefully.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Main Body of Asset Valuation Report

In Respect of

Proposed Transfer of Equity in Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd Held by China Huaneng Group to Huaneng Power International, Inc.

Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 163A

To China Huaneng Group and Huaneng Power International, Inc.,

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. has accepted your commission to appraise the market value of shareholders’ equity in Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. as at May 31, 2014 with respect to the transfer of equity based on asset valuation principles and in accordance with relevant national laws, regulations and standards of asset valuation. The valuation of assets is hereby reported as follows:

I. Client, Valuated entity and Users of Valuation Report

The client of the valuation is China Huaneng Group and Huaneng Power International, Inc.; the valued entity is Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd.; and the users of the Report are the supervision and administration departments of state-owned assets and the securities supervision departments.

(I) Overview of the Client 1

Name: China Huaneng Group (hereinafter referred to as “Huaneng Group”)

Domicile: No. A23 Fuxing Road Haidian District, Beijing

Legal Representative: Cao Peixi

Registered Capital: RMB 20 billion

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Enterprise economic nature: limited liability company

(II) Overview of the Client 2

Name of enterprise: Huaneng Power International, Inc. (hereinafter referred to as “Huaneng International”)

Domicile: Huaneng Building No. 6 Street inside Fuxing Door, Xicheng District, Beijing

Legal Representative: Cao Peixi

Registered capital: RMB 14,055,383,440

Enterprise economic nature: joint-stock company

(III) Overview of the valuated entity

1. Overview

Name: Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (hereinafter referred to as “Enshi Dalongtan”)

Registered capital: RMB seventy six million only

Paid-in capital: RMB seventy six million only

Legal representative: Zhang Guoping

Domicile: On the left of south of Xiakou Bring in Dalongtan Village, Xiaoduchuan Office, Enshi City, Hubei Province

Type of enterprise: limited liability company

Business term: from Mar. 12, 1999 to Mar. 31, 2040

Business license No.: 422801000004830

2. Enterprise introduction

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (the “Enshi Dalongtan”) was jointly contributed and established by Shenzhen Jingtianwei Investment Development Co., Ltd. and Enshi Power Supply Corporation in Enshi Tujia and Miao Autonomous Prefecture and obtained the Legal Person Business License with the registration No. of 422801000004830 in March of 1999, and with registered capital equal to RMB 76,000,000. Please see the following table for the details of its shareholders and shareholding percentage:

Shareholder	Amount of Capital Contribution (RMB ten thousand)	Proportion of Contribution
Shenzhen Jingtianwei Investment Development Co., Ltd.	6,080.00	80%
Enshi Power Supply Corporation in Enshi Tujia and Miao Autonomous Prefecture	1,520.00	20%
Total	7,600.00	100%

As at December of 2001, Shenzhen Jingtianwei Investment Development Co., Ltd. entered into the ownership transfer agreement with Huandao Xinan Investment Development Co., Ltd. and Enshi Investment Company, and Shenzhen Jingtianwei Investment Development Co., Ltd. transferred its shares on Enshi Dalong equal to RMB 38,760,000 and RMB 2,280,000 to Huandao Xinan Investment Development Co., Ltd., and Enshi Investment Company. The shareholding structure after the transferring is as follows:

Shareholder	Amount of Capital Contribution (RMB ten thousand)	Proportion of Contribution
Shenzhen Jingtianwei Investment Development Co., Ltd.	1,976.00	26%
Enshi Power Supply Corporation in Enshi Tujia and Miao Autonomous Prefecture	1,520.00	20%
Huandao Xinan Investment Development Co., Ltd.	3,876.00	51%
Enshi Investment Company	228.00	3%
Total	7,600.00	100%

As at 2003, Huandao Xinan Investment Development Co., Ltd. entered into the share transfer agreement with China Wallink Holding Group and transferred its 51%

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

shares of Enshi Dalongtan to the latter. The shareholding structure after the transferring of Enshi Dalongtan is as follows:

Name of shareholders	Amount of Capital Contribution (RMB ten thousand)	Proportion of Contribution
Shenzhen Jingtianwei Investment Development Co., Ltd.	1,976.00	26%
Enshi Power Supply Corporation in Enshi Tujia and Miao Autonomous Prefecture	1,520.00	20%
China Wallink Holding Group Co., Ltd.	3,876.00	51%
Enshi Investment Company	228.00	3%
Total	7,600.00	100%

In December of 2003, Enshi Power Supply Corporation in Enshi Tujia and Miao Autonomous Prefecture entered into the shares transfer agreement with Shenzhen Jingtianwei Investment Development Co., Ltd., and transferred its 20% shares of Enshi Dalongtan to the latter. The shareholding structure after the transferring of Enshi Dalongtan is as follows:

Name of shareholders	Amount of Capital Contribution (RMB ten thousand)	Proportion of Contribution
Shenzhen Jingtianwei Investment Development Co., Ltd.	3,496.00	46%
China Wallink Holding Group Co., Ltd.	3,876.00	51%
Enshi Investment Co., Ltd.	228.00	3%
Total	7,600.00	100%

In July of 2004, China Wallink Holding Group Co., Ltd. entered into the shares transfer agreement with Shenzhen Jingtianwei Investment Development Co., Ltd., and transferred its 46% shares of Enshi Dalongtan to the latter. The shareholding structure after the transferring of Enshi Dalongtan is as follows :

Name of shareholders	Amount of Capital Contribution (RMB ten thousand)	Proportion of Contribution
China Wallink Holding Group Co., Ltd.	7,372.00	97%
Enshi Investment Co., Ltd.	228.00	3%
Total	7,600.00	100%

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

In March of 2010, China Wallink Holding Group Co., Ltd. entered into the shares transfer agreement with China Huaneng Group, and transferred its 97% shares of Enshi Dalongtan to the latter. The shareholding structure after the transferring of Enshi Dalongtan is as follows:

Name of shareholders	Amount of Capital Contribution (RMB ten thousand)	Proportion of Contribution
China Huaneng Group	7,372.00	97%
Enshi Investment Company	228.00	3%
Total	7,600.00	100%

The shareholders and shareholding percentage of Enshi Dalongtan have not changed till the reference day.

3. The financial positions and result of operation for recent three years and as at the reference day

The overview of the balance sheets as a Dec. 31, 2011, Dec. 31, 2012 and Dec. 31, 2013, and the reference day of the valuation ((the balance sheet as at the reference day has been audited by KPMG with the Auditors’ Report NO. Bi Ma Wei Hua Zhen Shen Zi No. 1401739):

Balance Sheet of Parent Company for Phase I in Recently Three Years

Unit: RMB ten thousand

Item	2014/5/31	2013/12/31	2012/12/31	2011/12/31
Current assets	3,251.06	2,510.18	3,019.97	3,101.38
Non-current assets:	29,738.11	30,332.06	31,686.99	32,133.31
In which: Held-to-maturity investment	-		-	-
Long-term equity investment	3,000	3,000	3,000	3,300
Fixed assets	25,478.06	26,059.10	27,382.98	274,982.25
Construction in progress	-	-	-	-
Intangible assets	1,260.05	1,272.97	1,304.01	1335.06
Deferred income tax assets	-	-	-	-
Total assets	32,989.17	32,842.25	34,706.96	35,234.70

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Current liabilities	2,818.84	2,286.06	539.64	3,487.98
Non-current liabilities	21,969.88	21,389.86	29,919.88	29,298.61
Total liabilities	24,788.72	23,675.92	30,459.51	32,786.58
Total shareholders‘ equity	8,200.44	9,166.32	4,247.44	2,448.11

Consolidated Balance Sheet for Phase I in Recently Three Years

Unit: RMB ten thousand

Item	2010/12/31	2011/12/31	2012/12/31	2013/12/31	2014/5/31
Current assets	2,078.73	1,842.93	1,218.22	701.72	919.81
Non-current assets	36,925.54	35,959.55	34,610.82	33,028.21	32,339.50
In which: Long-term receivables	-	-	-	-	-
Long-term equity investment	-	-	-	-	-
Fixed assets	32,231.54	30,914.70	33,306.81	31,755.24	31,079.45
Construction in progress	3,327.89	3,709.79	-	-	-
Project goods and materials	-	-	-	-	-
Intangible assets	1,366.11	1,335.06	1,304.01	1,272.97	1,260.05
Deferred income tax assets	-	-	-	-	-
Total assets	39,004.27	37,802.48	35,829.04	33,729.93	33,259.31
Current liabilities	3,544.95	3,601.26	594.27	2,793.76	2,848.45
Non-current liabilities	33,668.96	31,867.61	31,059.21	21,682.53	22,052.55
Total liabilities	37,213.91	35,468.87	31,653.48	24,476.29	24,900.99
Total shareholders’ equity	1,790.36	2,333.61	4,175.56	9,253.64	8,358.32

Profit Statement of Parent Company for Phase I in Recently Three Years

Unit: RMB ten thousand

Item	From January to May in 2014	Year 2013	Year 2012	Year 2011
Sales revenue	981.19	2,500.39	3,187.93	3018.45
Less: cost of goods sold	794.45	1,937.03	2,233.91	1664.99
Sales tax and extra charges	19.25	47.44	61.43	59.23
Sales and distribution cost	-	-	-	-
Sales profits	167.49	515.92	892.59	1294.23
Add: other business profits	-	-	0.34	-
Less: management fee	43.95-	167.58	-	277.89
Financial costs	1,133.36	4,194.74	897.09	480.35
Impairment loss	-	321.49	-	-
Operating profit	(965.88)	4,221.58	1,785.08	535.98

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Add: investment income	-	-	-	-
Non operating income	-	1.51	15.25	15.29
Less: non business expenditure	-	-	1.00	2.30
Add: subsidize revenue	-	-	-	-
Total profit	(965.88)	4,223.09	1,799.33	535.20
Less: income tax	-	251.82	-	-
Net profit	(965.88)	3,971.27	1,799.33	535.20

Consolidated Profit Statement for Phase I in Recently Three Years

Unit: RMB ten thousand

Item	From January to May in 2014	Year 2013	Year 2012	Year 2011
Sales revenue	1,448.36	3,651.04	4,031.55	3,862.46
Less: cost of goods sold	1,098.63	2,724.64	2,937.91	2,414.67
Sales tax and extra charges	45.42	111.88	108.68	95.43
Sales and distribution cost	-	-	-	-
Sales profits	304.31	814.52	984.96	1,352.37
Add: other business profits	-	-	-	-
Less: management fee	57.59-	216.95-	-	277.89
Financial costs	1,199.63	-4137.27	-836.07	529.62
Impairment loss	-	321.49	-	-
Operating profit	-895.32	4,413.52	1,821.03	544.85
Add: investment income	-	-	-	-
Non operating income	-	8.17	21.92	15.51
Less: non business expenditure	-	-	1.00	2.55
Add: subsidize revenue	-	-	-	-
Total profit	-895.32	4,421.52	1,841.95	557.81
Less: income tax		291.06	-	-
Net profit	-895.32	4130.46	1,841.95	557.81

The above data in 2011 were audited by Daxin Public Accountants Firm, and relevant audit reports of No. 1-0937 and No. 1-0936 were so issued without reservations of opinions; while the data in 2012 were audited by Daxin Public Accountants Firm, and relevant audit reports of No. 11-00125 and 11-00126 were so issued without reservations of opinions.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

The data in 2013 and on the reference day were audited by KMPG, and relevant audit report of Bi Ma Wei Hua Zhen Shen Zi No. 1401739 was so issued without reservations of opinions.

(IV) Relationship between the Client and the valuated entity

The client 1, China Huaneng Group, is the controlling shareholder of the client 2, Huaneng Power International, Inc. The client 1, China Huaneng Group holds 97% shares of the valuated entity, Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd..

II. Purpose

This Valuation is for the purpose of valuation for all shareholders’ equity of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd., and is designed to provide the its market value on the reference day for the reference in respect of shares held by China Huaneng Group to be transferred to Huaneng Power International, Inc..

The document of economic activities involved in this Valuation is the Resolutions on 22nd General Managers’ Meeting in 2014 of China Huaneng Group.

III. Target and Scope of Valuation

(I) Target and Scope of Valuation

The valuation target is all shareholders’ equity in Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd., and the scope of valuation is all the assets and relevant liabilities of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd.. The book value of each asset and liability is as follows:

The total asset amounts to RMB 329,891,661.31, including:

Current assets:	Book value	RMB 32,510,596.88
Non-current assets:	Book value	RMB 297,381,064.43
Long-term investment:	Book value	RMB 30,000,000.00
Fixed assets:	Book value	RMB 254,780,584.99
Intangible assets:	Book value	RMB 12,600,479.44

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Total liabilities amount to RMB 247,887,241.86, including:

Current liabilities:	Book value	RMB 28,188,448.03
Non-current liabilities:	Book value	RMB 219,698,793.83

The data above has been audited by KMPG and relevant audit report of Bi Ma Wei Hua Zhen Shen Zi No. 1401739 with unqualified opinions.

The valuation object and scope is consistent with the valuation object and scope so entrusted and confirmed, and there is no off balance sheet. In which,

Fixed assets mainly cover house buildings, machine equipments, vehicles, etc. The house buildings have obtained the House Property Certificate except for the warehouse, with Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. as the obligee as stated thereon; the vehicles have received driving licenses with Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. as the obligee as stated thereon, except for two vehicles whose certificates showing Huaneng Power International, Inc. Hubei branch as the obligee.

The intangible assets refer to the land use right obtained in the manner of transfer, which has acquired the state-owned land use certificate, and with Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. as the obligee as stated thereon.

(II) Individual or combination of assets that have significant effects on the value of the enterprise

The main assets of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. are medium and long-term equity investment, fixed assets and intangible assets, which occupy relatively large proportion.

1.       Long-term equity investments are mainly investments in Enshi Huahai Water Service Co., Ltd.. the shareholding proportion is 100%. The details are set out below:

No.	Name of Investee	Date of Investment	Investment proportion %	Book value RMB
1	Enshi Huahai Water Service Co., Ltd.	Year 2006	100%	30,000,000.00
	Total			30,000,000.00

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

2. Fixed assets are mainly assets of buildings, constructions and equipment.

The buildings and constructions include house buildings, building structures, and pipeline channels. In which, house buildings mainly contain the power plant room, administration building of dam control centre, comprehensive management office building and warehouse with the structure of reinforced concrete and brick, with cement mortar plastering paints and part reflection glass curtain wall as decoration of external walls and composite mortar plastering paints and part painting with emulsion as the decoration of internal wall. The house buildings are fully equipped with facilities of water, electricity, fire fighting and communications under regular use. The building structures mainly refer to the dam, diversion tunnel, traffic tunnel, 5# road, fence wall, retaining wall, etc. The pipeline channels refer to diverting force steel pipe.

Fixed assets of equipments type include machine equipments, vehicles, and electronic equipments. In which, machine equipments mainly refer to 3 pieces of 10.3 MW hydropower generating sets, 3 pieces of 10MW electric generators, one SF9-31500/38.5 main transformer, one SF9-16000/38.5 transformer and one piece of 0.16MW hydroelectric generating sets, one SF9-16000/38.5 transformer. The total length of pressure pipeline is 669.183m, and the automatic control system of power station applies fully computer based monitoring and control. The transportation vehicles are for daily transport. Electronic equipments are mainly computers and air conditioners.

 3. Intangible assets

The intangible assets of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. obtain the state-owned land use right by means of transfer. Please refer to the following table for details

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Serial No.	No. of land use right	Name of parcel	Land location	Obtained on	Land property	Development degree	Area (m2)	Book value
1	En Shi Guo Yong (2005) No. 010207	Factory	Dalongtan in sub-district office of Xiaoduchuan	2005/3	Transfer	Preparation works for construction	230,543.58	12,600,479.44
Total							230,543.58	12,600,479.44

(III) Condition of enterprise’s intangible assets

The intangible assets of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. obtained the state-owned land use right by means of transfer in March of 2005 with the area of 230,543.58 m2.

(IV) Condition of assets involved in other institutions to issue conclusions of Valuation Report

As seen from details above in relation to one case of land use right included in the valuation scope, such land use right was evaluated by Beijing Zhongdi Huaxia Real Estate Appraisal Co., Ltd. on the same reference day for the same valuation purpose within the same valuation scope, and real estate valuation report of (Beijing) Zhong Di Hua Xia (2014) (Gu) Z. No. 71 Hubei Province –C-1, whose result was cited by this valuation conclusions.

(IV) Type and definitions of value

Based on relevant conditions such as economic activities and valuation purpose, the type of value for the valuation is market value, i.e. the estimated value of normal and equitable transaction of the valuation target as at the reference day in the circumstance that the voluntary buyers and sellers act reasonably and are not forced.

V. Reference date

The reference day of the valuation is May 31, 2014.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

The reference day is determined by the Client, depending on the factors such as accounting period end and factors good for the realization of the economic activity.

(VI) Valuation basis

(I) Basis of economic activities

Resolutions of the 22nd General Managers’ Meeting in 2014 of China Huaneng Group

(II) Basis of laws and regulations

1.        Company Law of the People’s Republic of China (revised at the Eighteenth Session of the Standing Committee of the Tenth National People's Congress on Oct. 27, 2005) (revised for the third time at the Sixth Session of the Standing Committee of the Twelfth National People's Congress on Dec. 28, 2012);

2.        The Securities Law of the People’s Republic of China (revised at the Eighteenth Session of the Standing Committee of the Tenth National People's Congress on Oct. 27, 2005)

3.        Enterprise State-owned Assets Law of the People’s Republic of China (Presidential Decree No. 5 in 2008);

4.        Land Administration Law of the People’s Republic of China (revised at the Eleventh Session of the Standing Committee of the Tenth National People's Congress on Aug. 28, 2004);

5.        Law of the People’s Republic of China on the Administration of Urban Real Estate (No. 72 Presidential Decree of the People’s Republic of China, revised at the Twenty ninth Session of the Standing Committee of the Tenth National People's Congress on Aug. 30, 2007);

6.        The Administrative Measures for Valuation of State-owned Assets (No. 91 order of the State Council in 1991);

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

7.        The Detailed Rules for Implementation of the Administrative Measures for Valuation of State-owned Assets (Guo Zi Ban Fa [1992] No. 36);

8.        The Tentative Measures for the Supervision and Administration of State-Owned Assets of Enterprises (No. 378 order of the State Council in 2003);

9.        The Tentative Measures for the Administration of the Transfer of State-owned Assets and Equity in Enterprises (No. 3 order of SASAC and Ministry of Finance in 2003);

10.      The Interim Administrative Measures on the Valuation of the State-owned Assets of Central Cultural Enterprises (No. 12 of SASAC in 2005);

11.      Circular on Strengthening the Administration of the Appraisal of State-owned Assets of Enterprises (Guo Zi Wei Chan Quan [2006] No. 274);

12.      Circular on issuance of Working Guidelines on State-owned Valuation Project Record (Guo Zi Fa Chan Quan [2013] No. 64);

13.      Other laws, regulations and rules in relation to valuation.

(III) Basis of Valuation Standards

1.        Asset Valuation Standards – Basic Standards (Cai Zheng Bu Cai Qi (2004) No. 20);

2.        Standards of Professional Ethics for Asset Valuation – Basic Standards (Cai Zheng Bu Cai Qi (2004) No. 20);

3.        Standards of Professional Ethics for Asset Valuation – Independence Zhong Ping Xie [2012] No. 248;

4.        Standards of Professional Ethics for Asset Valuation – By Experts’ Work Zhong Ping Xie [2012] No. 244;

5.        Standards of Professional Ethics for Asset Valuation – Valuation Report (Zhong Ping Xie [2011] No. 230);

6.        Asset Valuation Standards – Valuation Procedures (Zhong Ping Xie [2007] No. 189);

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

7.        Asset Valuation Standards – Machinery and Equipment (Zhong Ping Xie [2007] No. 189);

8.        Asset Valuation Standards – Real Estate Zhong Ping Xie [2007] No. 189);

9.        Asset Valuation Standards – Intangible Assets (Zhong Ping Xie [2008] No. 217);

10.      Asset Valuation Standards – Enterprise Value (Zhong Ping Xie [2011] No. 227);

11.      The Guidelines for Business Quality Control of Valuation Institutions (Zhong Ping Xie [2010] No. 214)

12.      The Guidelines for the State-owned Asset Valuation Reports of Enterprises (Zhong Ping Xie [2011] No. 230);

13.      The Guiding Opinions on Attention of Certified Public Valuers on Legal Ownership of Valuation object (Zhong Zhu Xie Hui Xie [2003] No. 18);

14.      The Guiding Opinions on Types of Value in Asset Valuation (Zhong Ping Xie [2007] No. 189);

15.      Accounting Standards for Business Enterprises – Basic Standards (No. 33 order of Ministry of Finance);

16.      Accounting Standards for Business Enterprises No. 1 – Inventories and 38 specific standards (Cai Zheng Bu Cai Kuai [2006] No. 3);

17.      Accounting Standard for Enterprises – Application Guidance (Cai Zheng Bu Cai Kuai [2006] No. 18);

18.      Standards of Valuation of Real Estates (GB/T50291-1999)

19.      Procedures for Valuation of Urban Lands (GB/T18508-2001)

20.      Procedures for Rating of Urban Lands (GB/T18507-2001).

(IV) Basis of assets ownership

1.        Registration Certificate for State-owned Assets;

2.        House Property Certificate;

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

3.        State-owned Land Use Right;

4.        Vehicle License;

5.        Procure Contract or Receipt for Important Assets;

6.        Other certificates for assets ownership.

(V) Basis of price selection in the valuation

1.        Circular on issuance of Regulations on Survey and Design Service Charging Management of Project by the SDPC and the Ministry of Construction (J. J. G. [2002] No. 10);

2.        Circular of the General Office of the State Development Planning Commission on Issues Concerning Fees for Tendering Agency Fees; and The Interim Administrative Measures for Service Fees of Tendering Agencies (Ji Jia Ge [2002] No. 1980);

3.        Notice of the National Planning Commission and State Environmental Protection Administration on Regulating Environmental Impact Consultation Fees (Ji Jia Ge [1999] No. 1283);

4.        Interim Regulations on Consultation Fees for Work in Earlier Stage of Construction Engineering (Ji. Jia. Ge. [1999] No. 1283)

5.        Interim Regulations of the People’s Republic of China on Vehicle Purchase Tax (Order of the State Council of the People’s Republic of China No. 294, 22 October 2000);

6.        Provisions on the Criteria for Compulsory Discard of Motor Vehicles (Order of the Ministry of Commerce, the National Development and Reform Commission, the Ministry of Public Security and the Ministry of Environmental Protection [2012] No. 12);

7.        The Table of Loan Interest Rate Sheet of the People’s Bank of China (effective as of Jul. 6, 2012);

8.        The Budget Norm of Hubei Province for Construction and Decoration Engineering (2008);

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

9.        The Universal Norm of Hubei Province for Construction Duration of Construction and Installation Projects (2008);

10.      The Universal Norm of Hubei Province for Construction Duration of Construction and Decoration Projects (2008);

11.      The Universal Norm of Hubei Province for Construction Duration of Installation Projects (2008);

12.      The Universal Norm of Hubei Province for Construction Duration of Municipal Projects (2008);

13.      Standards on Budget and Preparation for Hydropower Equipment Engineering Design (2007)

14.      The Budget Norm for Hydropower Equipment Installation Engineering (2008);

15.      Standard on Budget Costs for Hydropower Equipment Engineering Design (2007);

16.      Norm for Machine-Hour of Hydropower Equipment Engineering

17.      Standards on Budget (Estimation) for Reimbursement of Resettlement of Affected Residents for Construction of Hydropower Engineering (DL/T 5382-2007);

18.      Relevant Regulations on Preparation for Investment and Estimation of Hydropower Engineering (For Trial) (2011 edition);

19.      Tentative Regulations on Fees of Engineering Survey of Work in Earlier Stage for Construction of Hydropower, Water and Electricity and Electric Power (Fa. Gai. Jia. Ge. [No. 20061352 document]);

20.      Quotation Manual of Electromechanical Products (The Institute of Engineering Industry Information, 2014 Edition);

21.      http://www.zol.com.cn/

22.      Manual of Data and Parameters Commonly used for Asset Valuation 2006-2007 (China Economic Science Press);

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER
23.      Information of engineering budgets and settlement provided by the entity appraised;

24.      The list of assets and other information provided by the entity appraised;

25.      The information of financial accounting and operation provided by the entity appraised;

26.      The market information, and the information of industrial economy and macro-economy collected by the valuers;

27.      Relevant information acquired by the valuers through onsite survey and investigation;

28.      The terminal of Wind Information Capital;

29.      Technical data and information of geological survey concerning engineering construction; and

30.      Other reference information.

VII. Valuation Approaches

The assets valuation approaches mainly include asset-based approach, income approach and market approach. When the certified public valuers (CPV) conduct the valuation for enterprise business, they shall, according to valuation purpose, valuation object and materials collected and other conditions, analyse the practicability of three approaches and the select one or more assets valuation approaches. This valuation will employ the asset-based approach and income approach according to the practicability of valuation approaches.

The asset-based approach refers to the method of valuation, in which the value of the valuation target is determined by appraisal of the value of all on-and-off balance sheet assets and liabilities on the basis of the balance sheet of the enterprise appraised on the reference day.

The basic formula of the asset-based approach:

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

The value of all shareholder’s equity = the sum of appraisal value of all assets – the sum of appraisal value of all liabilities

The valued entity in this Valuation Report takes sustainable operation as the premise. Various assets and liabilities inside and outside the Balance Sheet on the reference day can be recognized, which may be carried out individual valuation by appropriate valuation approaches. Since the valued entity has no assets or liabilities which may exert great influences on the value of valuation object and may be hard to recognize, asset-based approach can be employed.

The income approach is a valuation method, in which the expected income will be capitalised or discounted to determine the value of the valuation target.

In general, discounting dividends and discounting cash flow are included in the income approach.

The income of the valued entity herein includes income of electricity fee and water supply; In which, Enshi Huahai Water Service Co., Ltd. shall be responsible for the water supply business in the previous years, but due to cancellation of Enshi Huahai Water Service Co., Ltd., its business was accounted together by Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd., and due to fine basis and condition for operation, full materials in relation to historic operation and financial data and relatively fine profitability of the valued company, as well as relatively stable relation between business and income and predictive and measurable future earnings and risks, this valuation will select the income approach to conduct valuation.

The market approach is a valuation method, in which the value of the valuation target is determined by making comparisons between the valuation target and the comparable listed companies or transaction cases.

Two specific methods used for the market approach are the comparison method with listed companies and comparison method with transaction cases.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

As the valued entity is not a listed company, and the factors such as the business structure, operation mode, scale of enterprise, asset allocation and use, operation phases, growth, operating risks, and financial risks of listed companies in the same industry as the valued entity are significantly different, and it is difficult to obtain the cases of sales, acquisition and merger of comparable target in the same industry near the reference day. Therefore, the market approach is not adopted for the valuation..

(I)       The asset-based approach

1.      Current assets

Current assets include monetary capital, notes receivable, accounts receivable, prepayments, other receivables and inventories, etc.

(1)           Monetary capital: it includes cash, bank deposits and other monetary capital. The valuers check the cash by supervising the counting of cash and make reasonable backward calculation according to the entries of cash journal to calculate the balance of cash as at the reference day and verify the same with the cash journal. After the verification, the book value is taken as the appraisal value; for bank deposits, trial balance is conduced to the bank reconciliation statement on the basis of account-to-account verification, account-to-sheet verification and verification of the bank statement in combination with the reply of letter of confirmation of the banks; after it is verified to be correct, the book value is recognised as the appraisal value.

(2)        Receivables include accounts receivable and other receivables. The valuers, through the examination of the accounts, statement and based on the analysis of economic contents and aging, confirm the payments in large amounts by letters, understand the time of occurrence, the reasons for amounts due, and clearing of defaults, the capital, creditability and operation and management of the debtors, and determine the possibility to recover the receivables after specific analysis. The recoverable amount of receivables after a comprehensive analysis

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

based on the combination of individual identification method and aging analysis method is recognised as the appraisal value of the receivables. The appraisal value of the provision for bad debts of receivables is zero.

(3)          Prepayments: the valuers verify the entries of the accounts; examine the original voucher and business contacts and verify the authenticity of transactions, aging, details and amounts of activities. The result is that the amounts in the accounts, table and vouchers are consistent..

Relevant goods can be recovered for prepayments. Assets or rights formed thereby are recognised as the appraisal value.

(4)          Inventory

The inventory refers to raw materials. As for valuation of inventory, firstly, the valuers check the inventory internal control system to know the accounting system of introducing, delivering and maintaining for inventory. After they check financial records, statistics statement, interrogate in site, and have spot check on receipts and accounting records of inventory so received and delivered, settled and maintained, they believe the enterprise has better inventory management and corresponding internal control system. Valuers also confirm the authenticity and ownership of inventory with reference to relevant accounting records and original vouchers.

Secondly, the valuers verify the measurement of the inventories and accounting methods. The inventories are measured at actual cost..

The valuation approaches for all items of inventories are as follows:

Upon verification, book value of raw materials is constituted by purchasing price and reasonable costs. If raw materials are turned over fast and unit price of book value is close to market price on the reference day, the valued value will be the actual quantity multiplying unit price of book value.

2.       Non current assets

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Non current assets include long-term investment, fixed assets and intangible assets.

(1)           Long-term equity investment

As for long-term investment project, after all shareholders’ equity of the invested party his confirmed via overall asset valuation, the shares to be held by Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. will be calculated according to the shares proportion so as to confirm the valuated value of such long-term investment, namely, valuated value of long-term equity investment = valuated value of all shareholders’ equity of the invested entity × investment proportion.

If the valuated value of all shareholders’ equity of the invested entity is a negative one, the valuation of such long-term investment is 0.

(2)         Valuation of fixed assets

1)         Assets of house buildings type

Considering the structure features, architecture structures, and use property of the house buildings in this valuation, we will apply cost approach to value.

         Cost approach

As for house for manufacturing purpose which cannot individually create income and has no dealing instances, based on the principle of respective valuation on house and land, cost approach will be employed to assess and valuate. Cost approach is an approach to determine the value of the valued real estate by investment required to replace similar real estate (the “replacement price”) calculated according to market condition and structure features of the valuated estate at the valuation time, multiplying newness rate of house buildings after comprehensive estimation.

Valued value = full replacement price × comprehensive newness rate

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Full replacement price = construction installation cost + costs in earlier stage and other costs + capital costs

A.       Determination on full replacement price

a.       Determination on construction installation price

According to details of house buildings, there are two kinds of structures. The valuers shall provide systematic classification for buildings within valuation scope according to structure type, use function, distribution area, grouping buildings of same or similar structures and selecting typical projects of each structure, and then collecting budget or final statement, completing drawings and other completing materials of such typical projects, randomly inspecting and verifying work amount and then calculating cost of construction installation according to relevant quota standard and cost information. For construction and installation cost of other houses of the same structure, typical project diversity factor adjustment approach will be employed. The factors affecting cost of house construction installation mainly include number of piles, storey height, appearance, plate form, depth, standard width, wall materials, decoration standard, equipment and facilities, degree of construction difficulty, etc.. Compare the object to value and the typical project to obtain comprehensive adjustment factor. The cost of construction installation of the valued project is equal to construction installation cost of typical projects multiplying comprehensive adjustment factor. As for non houses for non manufacturing purpose in the power station, the valuers calculate the construction installation price according to The Budget Norm of Hubei Province for Construction and Decoration Engineering (2008), The Universal Norm of Hubei Province for Construction Duration of Construction and Installation Projects (2008), The Universal Norm of Hubei Province for Construction Duration of Construction and Decoration Projects (2008); The Universal Norm of Hubei Province for Construction Duration of Installation Projects (2008); The Universal Norm of Hubei Province for Construction Duration of Municipal Projects (2008) and

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

information of local building materials in the first quarter of 2014 to calculate the price of construction and installation of the project; as for hydropower engineering buildings, the valuers calculate the construction installation price according to The Budget Norm for Hydropower Construction Engineering (volume one and volume two)(edition 2007), The Budget Norm for Hydropower Equipment Installation Engineering (edition 2007), Norm for Machine-Hour of Hydropower Equipment Engineering, and Information of local building materials in the first quarter of 2014 to calculate the price of construction and installation of the project.

The unilateral cost of the same structure on the reference day will be employed to condute difference adjustment estimation so as to calculate the replacement unit price for small-scale house buildings.

b.       Determination on costs in earlier phase and other costs

The costs in earlier phase and other costs include construction costs collected by the local government as prescribed and two parts of other costs except for construction installation price invested by the construction entity for construction engineering. Please refer to the following table for details:

Serial No.	Name of Project	Calculating formula	Rate	Basis for charging fees
1	Reimbursement for land expropriation immigration and demolition	Construction installation cost × rate	21.61%	Construction cost
2	Temporary construction	Construction installation cost × rate	9.81%	Construction cost
3	Engineering construction management fee	Construction installation cost × rate	2.50%	Construction cost
4	Engineering construction supervision fee	Construction installation cost × rate	2.60%	Standards on Budget and Preparation for and Calculation Standard for Hydropower Equipment Engineering Design (2007)
5	Consultation service fee	Construction installation cost × rate	1.20%	Standards on Budget and Preparation for and Calculation Standard for Hydropower Equipment Engineering Design (2007)

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

6	Technical economy review costs for projects	Construction installation cost × rate	0.50%	Standards on Budget and Preparation for and Calculation Standard for Hydropower Equipment Engineering Design (2007)
7	Project aceeptance fee	Construction installation cost × rate	0.50%	Standards on Budget and Preparation for and Calculation Standard for Hydropower Equipment Engineering Design (2007)
8	Fee of scientific research and test for Construction	Construction installation cost × rate	0.50%	Standards on Budget and Preparation for and Calculation Standard for Hydropower Equipment Engineering Design (2007)
9	Survey and design expenses	Construction installation cost × rate	2.65%	Ji Jia Ge [2002] No. 10
10	Tending agency service fee	Construction installation cost × rate	0.12%	Ji Jia Ge [2002] No. 1980
11	Environmental influences consultation fee	Construction installation cost × rate	0.05%	Ji Jia Zi [2002] No. 125
12	Compiling fee of FSR	Construction installation cost × rate	0.04%	Ji Tou Zi (1999) No. 1283

c.       Determination on capital costs

The construction period of project will be determined according to the house scale of construction and original materials and national quota of construction period. Under regular construction and in case of uniform capital to invest in the construction period, relevant costs will be calculated by loan interest rate of basic construction on the reference day.

Interest rate of loans to financial institutions issued on Jul. 6, 2012:

Type	Annual interest rate %
Item
I. Short-term loans
Six months (including 6)	5.6
Six months to one year (including one year)	6
II. Medium and Long-term loans
One to three years (included)	6.15
Three to five years (included)	6.4
More than five years	6.55
III. Discounting	Limited to rediscount interest rate

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Capital cost = (construction installation cost + costs in earlier phases and other costs) × construction period × interest rate × 1/2

Full replacement price = construction installation cost + costs in earlier phases and other costs + capital cost

2)         Determination on newness rate

Theory newness rate and survey newness rate will be together employed to determine the newness rate of house buildings.

A.         Calculating the theory newness rate

Theory newness rate = (economically durable years – used years) / economically durable years × 100%

B.         Calculating survey newness rate

Itemize the main elements affecting the newness rate of house buildings according to structure (base, wall, bearing, and roof), decoration (flooring, interior and exterior decoration, doors and windows, and ceiling), equipments and facilities (water and hygine, heating, and lighting), refer to regulations of Ministry of Construction on “Determining Standards on Level of House Damage” and actual status from field survey to determine the damage value of each item and then to determine the survey newness rate according to the weight.

Survey newness rate = point value of structure × weight + point value of decoration × weight + point value of installation × weight

C.           Comprehensive newness rate

The theory newness rate weighs 0.4 and the survey newness rate weighs 0.6.

Comprehensive newness rate = theory newness rate × 0.4 + survey newness rate × 0.6

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

2) Calculating valued value

Valued value = full replacement price × comprehensive newness rate

3) Assets of equipment type

According to this valuation purpose, principle of sustainable use, market price as well as equipment features and material so collected, replacement cost approach will be employed to valuate the machinery and equipments for regular production and operation. As for the equipments that have been used for a long time, that cannot refer to market price of new equipments of the same type in the market and that have active secondary trading, such as regular motor vehicles and electronic office equipments, market approach will be employed.

          Cost approach

Valued value = total replacement price × comprehensive newness rate

A.      Determination on full replacement price

a.          Machinery and equipments

The full replacement price is determined mainly referred to current market price of equipments of same or similar type in the domestic market as well as necessary consideration on transportation fee, installation and debugging fee, other costs and capital costs.

Full replacement price = equipment purchasing price + transportation fee + installation and debugging fee + other costs + capital costs – deducted amount of value-added tax

a)                       Purchasing price

The purchasing price is determined according to comprehensive analysis on the inquiry to manufacturing factories, trading market and trade company or with

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

reference to such price materials as Quotation Handbook of Mechanical Products in 2014.

b)              Transportation fee

The transportation fee is mainly made up of purchasing fee, transportation fee, unloading fee, custody fee, and transportation insurance fee, and is determined according to 2007 Costs Standards and relevant regulations and standards in relevant documents.

c)              Installation and debugging fee

Such fee will be calculated according to features, weight, difficulty level of installation as well as purchasing price and different installation rate.

The large-scale equipment will be calculated according to quota of industry equipment installation project.

Installation and debugging fee will not apply to small-scale equipments requiring no installation.

d)              Basic costs

The basic costs will be calculated according to features of equipments and purchasing price.

e)              Other costs (independent expenses)

Other costs include management fee, costs of FSR and assessment, design costs and project supervision costs, which will be calculated according to standards on other costs of construction engineering in the place where such equipment locates as well as its own features on the basis of sum of equipment purchasing price, transportation fee, basic costs and installation and debugging fee.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

f)     Capital costs

The capital costs will be calculated by uniform investment during the construction period according to reasonable construction period of construction engineering and loan interest rate on the valuation reference day.

Capital costs = (purchasing price + transportation fee + installation and debugging fee + basic costs + other costs) × loan interest rate × construction period × 1/2

b.     Electronic equipments

As for sales of equipments of the same type in the market, which belong to purchase in the same city, the seller shall be responsible for transportation and installation and debugging, in such case where there is no other cost except for purchasing price. Thus, the purchasing price of electronic equipments will be the full replacement price.

The market price of electronic equipments on the reference day will be determined according to local market information, Zhongguancun online and recent market price materials.

The full replacement price is equal to purchasing price.

c.     Vehicles

The full replacement price of vehicles is made up of purchasing price exclusive of tax, vehicle purchase tax, and other costs (such as car validating fee, license fee, handling charges, etc.).

B. Determination on newness rate

a. Machinery and equipments

Comprehensive newness rate will be determined by durable age limit method and field survey method.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

Newness rate = survey newness rate × weight + theory newness rate × weight

a) Theory newness rate

Durable age limit method will mainly take into consider the use time, use frequency, perfectness ratio of equipments, failure rate, utilization ratio, repair status, heavy repair and technical innovation, working environment, equipment precision, function and other factors to determine. During the whole service life of equipments, substantive loss is on linear increment as the time goes by, and reduce on value of equipments will follow its damage and loss. The calculating formula is as follows:

Theory newness rate = (economic service life – service life) / economic service life × 100%

b) Survey newness rate

The survey newness rate will be determined mainly according to actual status of enterprise equipments, i.e., their technical conditions, working environment and maintenance, as well as each point value of sub-division of equipments out of actual survey on spot.

c) Weight

As for equipments of complex structure and large scale, durable age limit method and survey method will be together employed to determine the newness rate. The durable age limit method weighs 0.4 and survey method weighs 0.6.

As for simple equipments of light structure and in regular use, the newness rate will be determined by durable age limit method according to service time as well as maintenance.

b. Electronic equipments

The newness rate will be determined by theory newness rate according to service time as well as maintenance.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

c. Vehicles

Theory newness rate determined according to current Standards on Mandatory Scrapping for Vehicles, as well as the principle of vehicle-miles of travel and service life, whichever is higher, and the survey newness rate determined by field survey will be combined together to determine the newness rate.

C. Determination on valued value

Valued value = full replacement price × comprehensive newness rate

② Market Approach

A. Vehicles

Select from recent second-hand car trading market the automobile trading cases with relatively strong relation and substitutability within the same scope of supply and demand to the valued object, and make comparisons and modifications on such factors affecting market price of second-hand car trading market as remaining travel miles, trading date and conditions of trading cars to appraise the market price of the valued objet according to the condition of the valued object and comparable cases. The calculating formula is as follows:

Prospective price = price of comparable cases × correction factor of vehicle travel miles × correction factor of vehicle trading date × correction factor of vehicle trading condition

Prospective price = (Case A + Case B + Case C)/3

Valued value of vehicles via market approach is equal to the prospective price

B. Electronic office equipments

Select trading cases (no less than 3)of equipments whose type is same as or similar to that of the valued equipment, whose trading time is same as or close to that

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

of the valued equipment and use the average of the calculated values as the valuation result of the valued equipment.

(3) Intangible assets- land use right

One case of land use right within the valuation scope is valued by Beijing Zhongdi Huaxia Real Estate Appraisal Co., Ltd., and the Land Valuation Report of (Beijing) Z. D. H. X. (2014) (Gu) Z. No. 71 Hubei Enshi – C -1 was thus issued. The conclusion of this valuation cites the valuation results of the Land Valuation Report issued by Beijing Zhongdi Huaxia Real Estate Appraisal Co., Ltd. on the same reference day and for the same valuation purpose. Please refer to Appendix II hereto for details of valuation process and approaches.

3. Liabilities

Verify the actual debtors and debt amount of all liabilities. The valued value will be determined according to the liability items and amount actually required to be assumed by the valued entity on the reference day.

(II) Income approach

1. Definitions and principles of income approach

The income approach in the enterprise valuation refers to a valuation approach to determine the value of the valued object by means of capitalization or discounting of prospective earnings of the valued enterprise.

2. Premises for application of income approach

Only when the following conditions are met can income approach be employed to valuate the overall value of enterprise or value of shareholders’ equity.

(1) The valued entity has the ability of sustainable operation and age limit of expected earnings can be predicted;

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(2) Currency may and must be used to measure the future prospective earnings of the valued object;

(3) Currency may be used to measure the risks to be assumed by the valued object to obtain prospective earnings;

(4) The valued object can satisfy the income on business operation expected by asset owners.

3. Valuation model

Considering valuation purpose and valued object, this valuation will employ DCF, according to which future predictive earning of enterprise will apply enterprise cash flow, and the discount rate will apply weighted average rate of return for capital. The calculating formula is as follows:

E = B – D

In this formula, E refers to all shareholders’ equity of the valued entity

B refers to overall enterprise value of the valued entity

D refers to value of liabilities to pay interest of the valued entity

The formula to calculate the overall enterprise value of the valued entity B is:

B = P + i

In this formula, P refers to the value of productive assets of the valued entity

i refers to the value of non productive and overage assets as well as value of long-term equity investment existing on the reference day of the valued entity

(1) The value of productive assets of the valued entity P shall be subject to the following formula:

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

In this formula, Ri refers to the prospective earnings of the valued entity on the i year in the future (free cash flow of enterprise)

r refers to the discount rate

n refers to the future sustainable operation period of the valued entity

1) Determination on the discount rate r

The discount rate of this valuation will employ weighted average rate of return for capital according to WACC. The calculating formula is as follows:

r = rd × wd + re × we

In the formula,

rd refers to the rate of long-term liabilities to pay interest after income tax;

rd = r0 × (1-t)

r0 refers to the rate of long-term liabilities to pay interest before income tax;

t refers to the applicable income tax rate;

Wd refers to the debt ratio of the valued entity

wd =

We refers to the equity ratio of the valued entity

we =

re refers to the return on capital of equity, which will be determined according to CAPM

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER
re = rf + (rm - rf) +

In this formula,

re refers to the return on capital of equity

rf refers to risk-free return rate

rm refers to the expected rate of return

refers to predictive market risk factor of equity capital of the valued entity refers to feature risk adjustment factor of the valued entity

2) Determination on predictive period n

This valuation of income approach is made provided that enterprise is under sustainable operation. Therefore, the income period will be confirmed to be indefinite period. According to operational history of enterprise and industry developing trend, two-stage model will be employed, i.e., to carry out reasonable prediction on the enterprise income, costs and profits according to the actual condition of enterprise and policies, market and other elements during five years upon the reference day. The predictive data of each year after the 6th year will keep the same as that of the 5th year.

(2) The value ∑Ci of non productive and overage assets existing on the reference day of the valued entity shall be subject to the following formula:

∑Ci = C1 + C2 + C3

In this formula, C1 refers to the value of cash assets existing on the reference day of the valued entity

C2 refers to the value of other overage and non productive assets existing on the reference day of the valued entity

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

C3 refers to the value of long-term equity investment

Since non productive assets and overage assets will not generate productive cash flow, discounted cash flow approach is not applicable while the valued value out of the sum of costs will be employed to calculate.

As for the value of long-term equity investment, due to long-term equity investment of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. into operating activities of Enshi Huahai Water Service Co., Ltd., which is include into the predictive scope by consolidated calibre, the long-term investment shall not add back individually.

VIII. Implementation of Valuation Process

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. has accepted the commission of China Huaneng Group and Huaneng Power International, Inc. to appraise the shareholder’s equity in Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd.. Upon negotiation, the reference date is determined to be May 31, 2014. The valuation commenced officially on Jun. 24, 2014. The onsite work ended on Jun. 30, 2014. The valuation report was issued on Oct. 9, 2014. The whole valuation process included accepting commission, verifying assets liquidation, collecting materials and analyzing, appraising, collecting appraisal, submitting report and filing working originals. The main valuation process is as follows:

(I) Preparation before valuation

1. Get hold of the basic information of the entity appraised and the appraised object, and clarify the valuation purpose, object and scope;

2. Carry out analysis and estimation for professional competent abilities, independence and business risk according to the valuation purpose and trading background, and sign the Engagement Letter;

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

3. Collect the basic policies, laws and regulations of the industry where the entity appraised and the marketing operation of the industry;

4. Prepare the valuation planning and basic valuation thinking to determine the key points of valuation according to the information so acquired;

5. Determine the personnel of valuation team and carry out business trainings;

6. Guide the entity appraised to collect and get prepared for relevant valuation materials.

7. Cooperate with the entity appraised to check the assets and fill the Detailed Statement of Asset Valuation.

(II) Onsite verification and valuation

1. Determine the time to commence onsite work according to the specific information of enterprise;

2. Listen to the introduction of the Client and the relevant personnel of the entity appraised on the general information of the enterprise and the history and current situation of the assets to be appraised, and have a general knowledge of the financial system, operation conditions, assets allocation and use condition of the enterprise;

3. Conduct an overall verification to the book value of each item and overall financial statement, detailed statement, accounting statement of enterprise according to the Detailed Statement of Asset Valuation provided by the entity appraised, and made any adjustments to the issues found with the entity appraised;

4. Carry out survey and verification to all kinds of assets within the valuation scope according to all assets owned by enterprise as well as requirements of assets valuation standards to make the same consistent with the actual condition. The details are as follows:

(1) Carry out inspection, inquiry, verification, supervision of counting, spot check of letters to the original vouchers of current assets and current liabilities;

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(2) Conduct inspection, survey, examination and inquiry to tangible assets.

5. Refer to and collect the relevant materials with respect this valuation and make enterprise to seal for confirmation, including:

(1) Overall materials and documents of economic behaviour of enterprise;

(2) Certification documents with respect to the ownership, mainly including service contracts, payment receipts, confirmation requests, bank statement, driving license for motors, house ownership certificate, land use right, transfer contract, planning permit for construction engineering, commencement permit for construction engineering, construction permit for construction engineering and letter of commitment;

(3) Collect asset-related technical data, mainly including table of survey status of inventory, completion and acceptance materials of house, technical instructions on equipments, record on maintenance, repair and technical innovation, test report, statement on scrapped assets or assets to be scrapped.

6. Conduct verification, inspection, analysis and arrangement according to the materials collected and corresponding assets and keep the integrity and rationality of materials;

7. Determine the specific valuation approaches for all the assets according to the actual situation and practical situations of the assets to be appraised;

8. Conduct valuation and calculation for all kinds of assets within valuation scope according to the valuation approach of all kinds of assets so selected and reasonably relevant parameters selected by means of valuation model, so as to get the initial appraised value.

(I) Summary of valuation
Golden Standard & Headmen analysed and summarised the initial results of valuation of all kinds of assets and made necessary adjustments, corrections and improvements to the valuation results.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(2) Preparation and submission of the valuation report

Golden Standard & Headmen prepared the asset valuation report, exchanged opinions with the Client on the first draft of the valuation. After a comprehensive consideration of relevant opinion, Golden Standard & Headmen made corrections and amendments to the report accordance with the internal three-level examination and verification system and procedures of valuation institutions and finally issued the official asset valuation report.

IX. Valuation Assumptions

(I) The assumption of open markets;

(II) The assumption of continuing usage of assets;

(III) Assumptions on the change of ownership subject;

(IV) The assumption of continuing operations;

(V) There will be no material changes in the social and economic environments where the entity appraised is located, or in policies related to taxation and tax rate;

(VI) There is no material change on the exchange rate, interest rate, tax bearing, inflation, population and industry policies;

(VII) There is no material change on the current laws, regulations, policies for the enterprise to abide by and social economic environment;

(VIII) The market and technology of the industry and field where the enterprise locates are in regular development, without presentation of any material sudden change on the market and technology;

(IX) The main operational assets of enterprise can be effectively used and no assets will be left unused or used in an efficient manner;

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(X) There is no material change on human resources and management team of enterprise and current business practice is kept for the enterprise to sustain operation;

(XI) Suppose that the Company will adopt accounting standards whose material respect is consistent with the same as employed herein.

(XII) The entrusted party and related parties have provided authentic, legal and complete materials;

(XIII) No other force majeure will exert material influence on the operation of enterprise;

(XIV) Assumptions on the materials data without examination and confirmation or failed to be surveyed and confirmed due to restrictions on valuation procedures, and on assets status and authenticity of data materials.

The valuers, according to the requirements of asset valuation, determine that the assumptions are established on the reference day. Where there is any significant change in the economic environment and assumption, the valuers will not assume any liabilities for different valuation results due to changes in the assumptions.

X. Valuation Conclusion

The asset-based approach and the income approach are adopted for appraisal and estimates in the valuation.

(I) The asset-based approach

1. Valuation result

As at the reference day, the book value of total assets of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. amounted to RMB 329,891,700; and the appraised value amounted to RMB 430,214,200, up by RMB 100,322,500 or 30.41%; the book value of liabilities amounted to RMB 247,887,200, and the appraised value amounted to RMB 247,887,200; the book value of all shareholders’ equity (net assets) amounted to RMB

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

82,004,500 and the appraised value amounted to RMB 182,327,000, up by RMB 100,322,500 or 122.34%. Please refer to the valuation statements for the details of valuation conclusions.

Summary of Asset Valuation Results
Unit: RMB ten thousand
Item		Book Value	Appraisal Value	Reduction / Growth	Growth Rate %
		A	C	D=C-B	E=D/B×100%
1	Current assets	3,251.06	3,251.06	-	-
2	Non-current assets	29,738.11	39,770.36	10,032.25	33.74
3	Including: Long-term receivables	-	-	-
4	Long-term equity investment	3,000.00	3,680.90	680.90	22.70
5	Investment properties	-	-	-
6	Fixed assets	25,478.06	27,674.62	2,196.56	8.62
7	Construction in progress	-	-	-
8	Intangible assets	1,260.05	8,414.84	7,154.79	567.82
9	Development expenses	-	-	-
10	Total assets	32,989.17	43,021.42	10,032.25	30.41
11	Current liabilities	2,818.84	2,818.84	-	-
12	Non-current liabilities	21,969.88	21,969.88	-	-
13	Total liabilities	24,788.72	24,788.72	-	-
14	Net assets (owners’ equity)	8,200.45	18,232.70	10,032.25	122.34

(II) The income approach

1．valuation results

As at the reference day, the book value of the owners’ equity (net asset) of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. amounted to RMB 82,004,500, and the appraisal value amounted to RMB 7,438,100, down by RMB 74,566,300 or 90.93%.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(III) Determination of the valuation results

The asset-based approach will consider the value of enterprise assets from the perspective of replacement, while the income approach will consider the value of enterprise assets from the perspective of future earnings. Since Enshi Dalong is a hydropower generation enterprise, its future earnings will be greatly influenced by the climate, policies of the state. There are grand uncertainties in the future income and actual conditions, so the result calculated from the income approach is hard to reflect the value of enterprise.

As there are uncertainties in future income of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd., and combined with the valuation purpose, the valuers finally adopted the valuation results acquired from the asset-based approach as the final conclusion, i.e. the market value of shareholders’ right of Huaneng Wuhan Power Generation Co., Ltd. as at May 31, 2014 amounted to RMB 18,232,700.

The valuation conclusion is made out of the valuation above.

XI. Special Instructions

(I) Indicative notes for selections of conclusion of the report issued by other institution

(1) Name of land valuation institution, report number and issuance date

In this valuation, as the Client of land use right alone entrusted Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. with relevant quality to conduct valuation, the latter, as required by the Client, collected the results of land valuation when they conducted overall valuation by means of the asset-based approach. Please refer to the land valuation report of (Beijing) Zhong. Di. Hua. Xia. (2014) (Gu.) Zi. No. 71 Hubei Enshi – Chu. -1 issued on Aug. 27, 2014 by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd., for the detailed information of land valuation.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(2) Premises and assumptions on valuation

1) This valuation is subject to the Land Administration Law of the People’s Republic of China and other laws, regulations and policy documents and Regulations on Urban Land Valuation and other technical regulations with appropriate approaches so selected.

2) Please refer to the “Definition of Land Value” in the report for the details of definitions of land value in this valuation, which has the same meaning in the valuation results of this report.

3) The result in this valuation report is the market value of the valued object on the reference day, which is only applicable to the valuation purpose as specified in this Valuation Report, and is based on the following assumptions:

A. There is an open, relatively active and developed land market;

B. Trading activities in relation to the land so appraised can be freely taken in the market;

C. A reasonable negotiated period is necessary for completing the trade and reaching a reasonable price, during which there is no change on the market conditions and physical state;

D. The information provided by the Client is authentic, and relevant materials so provided are legal and effective.

E. Combination with the valued object and other factors of production is able to satisfy the requirements of regular running of operational management within the service life so established so as to ensure the sustainable development of enterprise.

(3) Direction for usage of and restrictions on the valuation results and valuation report

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

1) The usage of this report and its valuation result shall be subject to the “basis for valuation” as stated in this report. Any disposal, mode of operation and procedures in relation to the land appraised shall be subject to relevant national and local laws and regulations.

2) The valuation result of land in this report will be used for reference to land price for the price of land use right of one parcel of state-owned construction land located in Dalongtan of Xiaoduchuan Street Office in Enshi City, which is involved with share transfer of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd..

3) The land valuation result of this valuation will be effective for one year as of the reference day (as of May 31, 2014 to May 30, 2015). Upon expiry, corresponding adjustments shall be made on or reappraisal shall be conducted to the result of land valuation result following the change of time and market quotation.

4) If this report is to be translated in other language except for Chinese, it shall obtain the consent from the Client and land valuation institution that made this report.

5) This report shall be used in a complete manner, and the valuation institution so entrusted shall not be liable for any loss incurred by using part of this report only.

6) The use right of this land valuation report and valuation results will be reserved by the Client, and the valuation institution has the right to explain the valuation result. Only with written consent from the Client may all or part of this valuation report be issued to the public. The entrusted valuation institution, without the Client’s consent, shall not provide the whole text of this report or any content to any third party in any manner, except for the same as prescribed by the laws, regulations and policies of the state.

7) As for any usage of this land valuation report and land valuation result in breach of relevant regulations or surpassing the purpose and restrictions specified in this report, the land valuation institution will not assume any legal responsibility.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(4) Matters of change that may exert influences on valuation results and valuation

The result of this valuation report is the price satisfying the definition of land value and under the restrictions on the reference day. Where there is any change on such factors affecting the value of land as the land use method, reference day, ownership nature, condition of land development and area of the land to be appraised, corresponding adjustments shall be made on the valuation result.

(5) Particularity of the valued object, elements not considered in the valuation and special treatment taken

1) The land to be appraised is located in Dalongtan of Xiaoduchuan Street Office in Enshi City. The type of land (purpose) is construction land for hydraulic architecture. According to the national standard of the People’s Republic of China Current Land Use Classification (GB/T 21010-2007), construction land for hydraulic architecture refers to the land for construction use belonging to water area and water conservancy facilities such as floodgate, dam, dyke, hydropower factories, and relift station above the normal water level. In addition, according to the valuation on price of land use right for special land in Revision on Level and Benchmark Land Price of Urban Land in Enshim the land for water conservancy facilities will be appraised with reference to industrial land. This valuation thus will be conducted with reference to the industrial land.

2) As at the reference day, according to onsite investigation by the valuers, the ground of the parcel to be appraised is flat. The valuation sets the development degree of land to be “three access” (road access, electricity access and water access). The ground within the red line is also flat.

3) According to the onsite investigation by the valuers, there are other attachments on the land. The result of this report is only for value of land.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

4) The valuation result of land in this report will be used for reference to land price for the price of land use right of one parcel of state-owned construction land located in Dalongtan of Xiaoduchuan Street Office in Enshi City, which is involved with share transfer of Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd., which shall not be used for other purposes.

(II) Circumstances of incomplete ownership materials

1. Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd

(1) Up to the reference day, the entity appraised had 1 house without the certificate of the ownership of real estate. The entity appraised provided relevant commitment on property rights. The conclusion in the valuation is made on the assumption that the property right is complete, and the expenses required for handling the properties are not considered. The final determination of property rights and the building area of the houses shall be subject to the certificate of ownership issued by local real estate administration departments. The details of the house without property rights are set out as follows:

Name of building	structure	Date of completion	Measurement unit	Building area	Book value
					Original value	Net value
Warehouse	mixed	2005/05	m2	200.00	187,267.22	140,963.80

(2) The holder of the vehicle certificate of vehicle appraised 2 is Huaneng Power International, Inc., Hubei branch. The appraised entity has made written statement for the ownership, which belonged to Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd., and the holder of the certificate was not changed. The conclusion in the valuation is made on the assumption that the property right is complete, and the expenses required for handling the properties are not considered. The details of the vehicle without consistency with the certificate are set out as follows:

License Plate No.	Name of vehicle and specifications and models	Manufacturer	Measurement unit	quantity	Purchase date	Book value
						Original value	Net value
E A7HN75	Dongfeng Nissan	Nissan	Piece	1	2011/1	240,086.00	110,025.13
E A7HN76	Dongfeng Nissan	Nissan	Piece	1	2011/1	240,086.00	110,025.13

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

2. Long-term equity investment – Enshi Huahai Water Service Co., Ltd.

Up to the reference day, the entity appraised had 3 houses without the certificate of the ownership of real estate. The entity appraised provided relevant commitment on property rights. The conclusion in the valuation is made on the assumption that the property right is complete, and the expenses required for handling the properties are not considered. The final determination of property rights and the building area of the houses shall be subject to the certificate of ownership issued by local real estate administration departments. The details of houses without property rights are set out as follows:

Name of building	structure	Date of completion	Measurement unit	Building area	Book value
					Original value	Net value
Room of water supply pump	mixed	2005/01	m2	201.6	1,020,675.95	793,717.45
Test office building	mixed	2010/12	m2	55.23	161,096.82	143,241.78
Meeting room	mixed	2010/12	m2	36.59	104,689,63	93,094.45

3. This valuation received the appraised value on the assumption that the entity with ownership has complete property. According to The Guiding Opinions on Attention of Certified Public Valuers on Legal Ownership of Valuation Target, when the Client and related partied have commission of assets valuation, they shall provide ownership materials in law with respect to the valued object, and shall be responsible for the authenticity, legality, and completeness of ownership materials in law. The certified public valuers conduct the valuation for the purpose of appraising the value of the valued object and providing professional opinions. It is not the responsibility of the certified public valuers to confirm the ownership materials in law or give opinions on such materials, while they shall conduct necessary verification for the sources of ownership materials in law and materials, which shall not act as the confirmation to the ownership. The confirmation of ownership conducted by local competent departments shall prevail.

(III) The restrictions of valuation process

1. The valuers did not make technical tests on the technical specifications and performance on the equipment as at the reference date but presumed that the technical

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

information and operation records provided by the entity appraised were authentic and effective, and the valuers made judgments through onsite survey without the help of any testing instruments.

2. The valuers did not make technical tests on the hidden projects and internal structures (that could not be seen with eyes) of all buildings and constructions, but presumed that the technical information and operation records provided by the entity appraised were authentic and effective, and the valuers made judgments through onsite survey without the help of any testing instruments.

(IV) Important matters after the reference day

The valuers conducted due diligence but did not find any material events that might have significant effect on the valuation conclusions from the reference day to the date of the Report. After the reference day and within the effective period of the valuation conclusion, if there is any change in quantity or the pricing standard of assets, the following principles shall be followed:

1. Where there is any change in the quantity of assets, the amount of assets shall be adjusted correspondingly with the original valuation approach;

2. Where there is any change in the pricing standard of assets that have had obvious effects over the appraisal value of assets, the Client shall engage qualified valuation institutions to re-determine the appraisal value;

3. In case of changes in quantities and pricing standard of assets after the reference day, the Client shall give full consideration and make corresponding adjustments when the assets are actually appraised.

(V) The total installed capacity of Enshi Dalongtan is 37.6MW. There are 3 units with replied installed capacity to be 10 MW per unit, and the actually installed capacity is 12 MW per unit.

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(VI) In the valuation of the long-term equity investments, the certified public valuers are fully aware that the liquidity of the assets may have a material effect on the valuation target. As it is impossible to obtain the industry information and relevant transaction of property rights of assets, and due to the absence of analysis basis for the liquidity of the assets, the effect of liquidity of assets on the value of the valuation target is not considered in the valuation.

(VII) In the valuation of the long-term equity investments, the certified public valuers are fully aware that the value of some shareholders’ equity is not necessarily the product of the proportion of equity and all the shareholders’ equity. As it is impossible to gain access to the industry information and relevant equity transaction, and due to the absence of analysis basis, the premium or discount generated from the controlling or minority interest is not considered in the valuation.

(VIII) With respect to potential defect events in the enterprise that may affect the asset valuation and have not been stated during the commission, while the valuers have performed valuation processes but still fail to be aware of such events, the valuation institutions and valuers will not assume any relevant liabilities.

Users of the Report are requested by valuers to pay attention to the special instructions above.

XII. Notes on Restricted Use of the Valuation Report
(I) The Report is only used for the purposes set out in the report and shall not be used for other purposes. Any consequence arising from misuse of the Report has no connection in any way with the valuers signed on the Report and their valuation institutions;

(II) The Report shall only be used by users of valuation reports set out in the Letter of Engagement Asset Valuation signed between Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. and the Client and those specified by national laws and regulations;

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APPENDIX II(iv)	ASSET VALUATION REPORT OF DALONGTAN HYDROPOWER

(III) The valuation conclusion shall not be used if the Report is not approved or filed for records;

(IV) Any or all parts of the Report shall not be extracted, referenced or disclosed to public media without the consent of the valuation institution;

(V) Since the reference day, if there is no material change in the market condition or the situation of assets, the valuation conclusion of the Report shall be and remain effective for one year as of the reference day, i.e. commencing on May 31, 2014 and ending on May 30, 2015;

(VI) In case of policy adjustments that have material effects on the conclusion of the Report, the reference day shall be re-determined for valuation.

XIII. Date of Valuation Report

The date of this Valuation Report is Oct. 9, 2014.

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.

Legal Representative:

Certified Public Valuers:

Oct. 9, 2014

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

The following is the Asset Valuation Report of Hualiangting Hydropower prepared by Beijing Sinotop Appraisal Co., Ltd.

Asset Valuation Report

In relation to

the Proposed Transfer by China Huaneng Group of its Shares in

Huaneng Hualiangting Hydropower Co., Ltd.

 and All Shareholding Interests Valuation Involved

Zhong Feng Ping Bao Zi (2014) No. 034-2

(1/1)

Name of the Valuation Agency: Beijing Sinotop Appraisal Co., Ltd.

Submission Date: October 9, 2014

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

ASSET VALUATION REPORT • STATEMENT		II(v)-3
ASSET VALUATION REPORT • SUMMARY		II(v)-5
ASSET VALUATION REPORT • MAIN BODY		II(v)-8
I.	Profiles of the Principal, the VALUATED unit and other users of this Valuation Report as stipulated in business agreements	II(v)-8
II.	Purpose of This Valuation	II(v)-16
III.	Note on this Valuation Target and Scope	II(v)-16
IV.	TYPE AND DEFINITION OF VALUE	II(v)-18
V.	REFERENCE DATE	II(v)-19
VI.	Valuation Basis	II(v)-19
VII.	VALUATION APPROACHES	II(v)-23
VIII.	VALUATION Implementation Process and CONDITIONS	II(v)-44
IX.	Assumptions of this Valuation	II(v)-45
X.	Valuation Conclusions	II(v)-47
XI.	Note on Special Matters	II(v)-50
XII.	Note on Use RESTRICTIONS OF THE VALUATION REPORT	II(v)-52
VIII.	VALUATION REPROT DATE	II(v)-53

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Asset Valuation Report · Statement
In relation to

the Proposed Transfer by China Huaneng Group of its Shares in Huaneng Hualiangting Hydropower Co., Ltd.
 and All Shareholding Interests Valuation Involved

Zhong Feng Ping Bao Zi (2014) No. 034-2

I. We comply with relevant laws, regulations and asset valuation guidelines and adhere to the principle of independence, objectivity and impartiality in carrying out this asset valuation business; according to the information we have collected in course of our practice, the content of this Valuation Report is objective, and we agree to assume the corresponding responsibilities for a reasonable conclusion of valuation.
II. The information concerning assets, list of liabilities and income estimates of the target of this Valuation shall be submitted and sealed upon confirmation by the Principal and the unit valuated; it is the responsibility of the valuer and any parties concerned to ensure the authenticity, lawfulness and integrity of the information as provided and proper use of the Valuation Report.
III. We have no existing or anticipated interest relationship with the target of this Valuation described in this Valuation Report; have no existing or anticipated interest relationship with any parties concerned, and have no prejudice to any parties concerned.
IV. We have conducted on-site investigations into the target of this Valuation described in this Valuation Report and the involved assets; we have rendered necessary attentions to the title conditions of the target of this Valuation and the involved assets, and have checked the title documents concerning the target of this Valuation described in this Valuation Report and the involved assets, making a truthful disclosure of the problems that we have been found and drawing the attentions of Principal and the parties

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

concerned for perfecting the title conditions so as to satisfy with the requirement of issuing this Valuation Report.
V. Our analysis, judgment and conclusions in this Valuation Report are subject to the assumptions and restrictions, and the users of this Valuation Report shall fully consider the assumptions, restrictions and special notes stated in this Valuation Report and their effects to conclusions.
VI. The purpose of certified public valuer to carry out assets valuation business is to valuate the value of the target of this Valuation and issue professional opinions, and will not assume the responsibilities for decision-making by the parties concerned. Conclusions of the valuation shall not be regarded as a guarantee that the target of this Valuation can realize its valuation price.
VII. The users of this Valuation Report shall pay attentions to the restrictions on use of this Valuation Report.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Asset Valuation Report • Summary
In relation to

the Proposed Transfer by China Huaneng Group of its Shares in Huaneng Hualiangting Hydropower Co., Ltd.
 and All Shareholding Interests Valuation Involved

Zhong Feng Ping Bao Zi (2014) No. 034-2

 As jointly entrusted by China Huaneng Group and Huaneng Power International, INC., Beijing Sinotop Appraisal Co., Ltd. appointed its certified public valuers to carry out valuations over the market value of all shareholding interest in Huaneng Hualiangting Hydropower Co., Ltd. (hereinafter referred to as "Huaneng Hualiangting Hydropower Co., Ltd.") as of 31 May 2014 involved in the Proposed Transfer by China Huaneng Group of its Shares in Huaneng Hualiangting Hydropower Co., Ltd. and issue professional opinions in respect thereof as per the assets valuation guidelines, in the principle of independence, objectiveness and impartiality and in accordance with the provisions of relevant laws rule and other regulations and according to the recognized methods for asset valuation. We hereby summarize the conditions of asset valuation and valuation results as follows:

I. The purpose of Valuation: equity transfer.
II. Target and Scope of Valuation: the target of this Valuation is all shareholding interests in Huaneng Hualiangting Hydropower Co., Ltd. involved in the Proposed Transfer by China Huaneng Group; the scope of Valuation is all assets and relevant liabilities listed in the balance sheet of Huaneng Hualiangting Hydropower Co., Ltd. as of the Reference Date involved for the purpose of equity transfer, audited by KPMG Certified Public Accountants (special ordinary partnership).

III. Type of Value: market value.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

IV. Reference Date: May 31, 2014.
V. Valuation Approach: Asset-based approach and income approach.
VI. Findings and Valid Term:
Conclusions are drawn on the basis of the above valuation: as of the Reference Date May 31, 2014, the book value of ownership interests in Huaneng Hualiangting Hydropower Co., Ltd. included into this Valuation is RMB3,748,900, and the valuated value of all shareholding interests is RMB33,620,600 while maintaining the status of the enterprise as an ongoing business, with increase in value by RMB 29,871,700, and increase rate by 796.81%.
This Valuation Report shall be valid for one year, commencing from the Reference Date May 31, 2014 till May 30, 2015

VII. Particular Matters Affecting the Valuation Conclusions
1. There are 26 premises included into this Valuation, and 9 of them, with the building area of 10002.33 square meters, are accompanied by Real Estate Ownership Certificates numbered Fang Di Quan Zheng Tai Hu Zi No. 171840, Fang Di Quan Zheng Tai Hu Zi No. 171870, Fang Di Quan Zheng Tai Hu Zi No. 171890, Fang Di Quan Zheng Tai Hu Zi No. 171910, Fang Di Quan Zheng Tai Hu Zi No. 171900, Fang Di Quan Zheng Tai Hu Zi No. 171880, and Fang Di Quan Zheng Tai Hu Zi No. 171840, both specifying Hualiangting Hydropower Co., Ltd. as the real estate owner.
There are another 16 premises with the building area of 3895.12 square meters that have not obtained the Real Estate Ownership Certificate: among them, 11 premise with the building area of 3244 square meters, are in the process of applying for the Real Estate Ownership Certificate; 4 premises with the building area of 396.34, are in the process of applying for scrap processing; 1 premise with the building area of 254.38 square meters has been dismantled (for details, refer to the Schedule of Asset Valuation).
The written statement of the unit valuated is included into this Valuation, and premises having no real estate ownership certificate are owned by Hualiangting Hydropower Co., Ltd., free from any ownership disputes.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

With respect to the index of premise’s building area included into this Valuation, it shall be as described by the real estate ownership certificate if any, or tentatively as declared by Hualiangting Hydropower Co., Ltd. if there is no real estate ownership certificate, and the final building area shall be as described in the real estate ownership certificate.
2. Upon the request of the Principal, the valuation result of land use right – for the intangible assets described in this Report is a direct reference to the Valuation Report on Land Use Right- the Pricing of Allocated State-owned Construction Land (located at Taihu County, Anhui Province) Use Right Involved in the Transfer of Shares in Huaneng Hualiangting Hydropower Co., Ltd. “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Taihu County, Anhui Province - Hua-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.
3. In the Conclusions of this Valuation, the valuers carry out no technical testing over the technical parameters and performance of equipments as of the Reference Date, and they make judgment after inquiring of facility managers and operations staff regarding the facility use conditions and conducting on-site investigations, upon the assumptions that the relevant technical information and operation record submitted by the unit subject to this Valuation are authentic and valid. The valuers carry out no technical testing over hidden works and internal structure of the buildings and structures (the parts not visible to the naked eye), and they make their judgments through on-site investigations without the aid of any detecting instruments, upon the consumptions that the relevant engineering information provided by the unit subject to this Valuation is authentic and true.
The above text is taken from the said valuation reports, and for more information regarding this Valuation and for a reasonable understanding of valuation conclusions, you should read the main body of valuation report.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Asset Valuation Report • Main Body
in relation to

the Proposed Transfer by China Huaneng Group of its Shares in Huaneng Hualiangting Hydropower Co., Ltd.
 and All Shareholding Interests Valuation Involved

Zhong Feng Ping Bao Zi (2014) No. 034-2

To China Huaneng Group;
Huaneng Power International, INC.
As entrusted by your Companies, Beijing Sinotop Appraisal Co., Ltd. appointed its certified public valuers to carry out valuations over the market value of all shareholding interests in Huaneng Hualiangting Hydropower Co., Ltd. as of 31 May 2014 involved in the Proposed Transfer by China Huaneng Group of its Shares in Huaneng Hualiangting Hydropower Co., Ltd. through the asset-based approach and income approach in accordance with relevant laws, rules, asset valuation guideline and as per necessary procedure of valuation. We hereby summarize the conditions of asset valuation as follows:
I. PROFILES OF THE PRINCIPAL, THE VALUATED UNIT AND OTHER USERS OF THIS VALUATION REPORT AS STIPULATED IN BUSINESS AGREEMENTS
This project is jointly commissioned by China Huaneng Group and Huaneng Power International, Inc., and the valuated unit shall be Huaneng Hualiangting Hydropower Co., Ltd..
 (A) Principal
1. Registration
Company Name: China Huaneng Group
Company Name: China Huaneng Group

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Domicile: A23 Fuxing Road, Haidian District, Beijing
Legal representative: Cao Peixi
Registered Capital: RMB20 billion
Paid-in Capital: RMB20 billion
Company Type: ownership by the whole people
2. Business Scope:
Industrial investment operation and management; power development, investment, construction, operation and management; organization of power (heat power) production and sale; engage in the development, investment, construction, production and sale of information, transportation, new energy, environmental protection and relevant industry and products.
 (B) Principal
1. Registration
Enterprise Name: Huaneng Power International, Inc.
Domicile: Huaneng Headquarters, No. 4 Fuxingmen Nei Street, Xicheng District, Beijing
Legal Representative: Cao Peixi
Registered Capital: RMB14,055,383,440
Paid-in capital: RMB14,055,383,440
Company Type: Company Limited by Shares
2. Scope of business: investment, construction, operation and management of power plants; development, investment and operation of other relevant export-oriented business; heat production and supply (only for those branches authorized by local government).
 (C) The Unit Valuated
1. Registration
Name: Huaneng Hualiangting Hydropower Co., Ltd.
Address: Huatinghua Village, Jinxixian Town, Taihu District, Anqing City
Legal Representative: Ma Hongshun
Registered Capital: RMB50 million
Paid-in Capital: RMB50 million

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Company Type: Limited Liability Company (sole proprietorship of legal person not invested or controlled by natural person)
Scope of Business: general business: power generating and power supply: water supply (irrigation).
2. Historical Evolution
Huaneng Hualiangting Hydropower Co., Ltd., also known as the Hualiangting  Hydropower Station, Anqing City, Anhui Province. It belonged to the power system and was affiliated to the Anhui Province Power Industry Bureau. In 1984, in order to solve the reservoir immigration problems, the Anhui Province Government merged the former provincial Hualiangting Hydropower Station with the local Hualiangting Reservoir Administration, Anqing area to set up the Hualiangting  Hydropower Station, Anqing Area, Anhui Province, administered by the Anqing Civil Administration which formulated the “to maintain the reservoir with power ” and the after-tax income of power generation of the Station were allocated with the Taihu County reservoir area. In March 1989, the Anqing County was merged with the Anqing City, and upon the approval of Anqing People’s Government, the station changed its name into “Hualiangting Hydropower Station, Anqing Area, Anhui Province” and the policy of dividend allocation continued. In February 2009, upon the approval of Anqing City Government, the Anqing City Shuiliangting Reservoir Administration was established on the basis of the Hualiangting Hydropower Station, Anqing Area, Anhui Province. The Hualiangting Hydropower Station, as an enterprise affiliated to Anqing City Shuiliangting Reservoir Administration, carried out management as per the power generation enterprise model under which it carried out independent operation and assumed loss and profit independently. In December 31, 2011, the Anqing People’s Government signed with the China Huaneng Group an agreement according to which the entire state ownership of Hualiangting Hydropower Station, Anqing City was transferred to the China Huaneng Group for free considerations. Thereafter, the China Huaneng Group decided to conduct reform over the Hualiangting Hydropower Station, and in August 22, 2012, it officially changed its name into the Huaneng Hualiangting Hydropower Station and registered it.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

3. Management Structure
The Company implements the general manager responsible system. It has office room, science and education office, production technology office, trade union, Party office, finance office, security office, logistics department, general manager office and other departments, and has power sub-station, overhaul sub-station and branches, three 2-level units; a wholly owned subsidiary.
4. Shareholding Structure
In December 31, 2011, the Anqing People’s Government signed with the China Huaneng Group an agreement according to which the entire state ownership of Hualiangting Hydropower Station, Anqing City was transferred to the China Huaneng Group for free considerations. The shareholding structure is as follows:
No.	Name of Investor	Date of the Last Change in Capital	Investment Ratio	Book Value (RMB)
1	China Huaneng Group	December 31, 2011	100.00	50,000,000.00
	Total		100.00	50,000,000.00
5. Financial Situation
Corporate balance sheets of the previous three years as of the Reference Date as follows:

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Unit: Ten Thousand Yuan
Assets	May 31, 2014	May 31, 2013	May 31, 2012
Current Assets	1,287.51	1,493.82	875.45
Non-current assets	3,332.06	6,170.78	5,649.16
Long-term equity investment	40.50	40.50	40.50
Net value of fixed assets	0	2,499.85	2,337.93
Construction in progress	0	338.03
Intangible assets	3,291.56	3,278.17	3,270.73
Total assets	4,619.57	7,664.60	6,524.61
Current liabilities	4,244.68	2,885.08	2,284.42
Total Liabilities	4,244.68	2,885.08	2,284.42
Owners' equity	374.89	4,779.53	4,240.21
Profit and loss as follows:

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Unit: Ten Thousand Yuan
Items	May 31, 2014	2013	2012
I. Business income	637.64	2,320.51	2,030.72
Where: Main business income	637.64	2,312.27	2,030.72
Other operating income		8.24
Less: operating costs	706.99	2,297.81	2,094.43
Where: main business costs	706.99	2,297.81	2,094.43
Other operating costs
Business tax and surcharges	3.79	14.04	12.18
Selling expenses
Administrative expenses	151.38
Financial expenses	21.73	104.60	50.41
Assets impairment loss	2,763.16
Plus: Profits on the changes in fair value
Income from investment
III. Operating profit	-3,009.40	-95.94	-126.30
Plus: non-operating income		4.14
Less: non-business expenditure		0.10	2.00
IV. Total Profit	-3,009.40	-91.90	-128.30
Less: income tax expense
V. Net Profit	-3,009.40	-91.90	-128.30
Less: minority interest and loss

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

VI. Net profit attributable to parent company	-3,009.40	-91.90	-128.30

Note: the above 2012 financial data has been audited by Daxin Certified Public Accountants (special ordinary partner) , and it has issued a standard unqualified audit report numbered Daxin Shen Zi [2013] No. 1-2266; the 2013 financial data has been audited by Daxin Certified Public Accountants (special ordinary partner) and it has issued a standard unqualified audit report numbered Daxin Shen Zi [2014] No. 11-00051; the  financial data as of May 31, 2014 has been audited by KPMG (special ordinary partner) and it has issued a standard unqualified audit report numbered KPMG Hua Zhen Shen Zi No.1401736 (for more information, refer to the attached audit report).

6.  Marketing and Production Conditions
The Company is located south of the Dabie Mountain and upstream of Chang River, and generated power through the Huliangting Reservoir.
Huliangting Reservoir is (1) sized reservoir of the state, controlling the basin area of 1880 square kilometers, with the total capacity of 2.398 billion cubic meters, and its drainage basin’s average rainfall of 1497.1 mm for many years and an average water volume of 1.43 billion cubic meters. The designed normal storage level of the reservoir is 88.0 meters, and the water level limit of 85.5 meters. It is mainly used for flood control and irrigation, and also used for power generation, tourism, shipping, breeding, comprehensively utilized large-scale water conservancy project such as urban water supply, etc.
The Company has a total installed capacity of 4 x 10 mw, and designed annual output of 105 million KWh. The 1st and 2nd unit was put into production in 1981, while the 3rd and 4th unit in 1987. The existing four hydro-generator sets and two 3-winding transfers using enlarging unit connection, connect to the east China power grid through the two 110 kv lines, and the other two 35 kv lines supply power to Taihu and Susong counties.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

7. Analysis of Production and Management
(1) Accounting System
Huaneng Hualiangting Hydropower Co., Ltd. conducts accounting recognition, measurement and reporting on an accrual basis. Its fiscal reports are prepared in accordance with the Accounting Standards for Enterprises - Basic Standard, the 38 specific accounting standards and their application guidelines  and any other relevant provisions issued by the Ministry of Finance in February 2006 (collectively, the "Enterprise Accounting Standards").

(2) Tax Policy
The VAT rate (simplified tax levy rate) applicable to Huaneng Hualiangting Hydropower Co., Ltd. is 6%, and business tariff rate is 5%; 5% of turnover tax is calculated into the urban maintenance and construction tax, and education surcharge (including local education surcharge) is 5%, and business income tax accounts for 25% of the taxable income. Other taxes and fees shall be paid in accordance with relevant state regulations.

(D) Relationship between the Principal and the Valuated Unit
The Principal, China Huaneng Group holds 100% of the shares in Huaneng Hualiangting Hydropower Co., Ltd., a subsidiary of China Huaneng Group.

(5) Other Users of this Valuation Report as Stipulated by Business Agreement
Except the Principal, the users of this Valuation Report as stipulated in business agreements shall be the valuation report users stated by national laws and regulations

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

II. PURPOSE OF THIS VALUATION

China Huaneng Group, intending to transfer its shares in Huaneng Hualiangting Hydropower Co., Ltd. to Huaneng Power International, INC., hereby entrusts Beijing Sinotop Appraisal Co., Ltd. to carry out valuations of all shareholding interests in Huaneng Hualiangting Hydropower Co., Ltd. involved in this economic behavior and present reference to the value for this economic behavior.
The economic behavior has been approved in the 22nd Minutes of general manager office meeting of China Huaneng Group held in 2014..

III. NOTE ON THIS VALUATION TARGET AND SCOPE

The target and scope of this entrusted valuation is consistent with the target and scope of the valuation involved in the economic behavior, and relevant data has been audited by KPMG Certified Public Accountants (special ordinary partnership).

(A) Valuation Target
The target of this Valuation is all shareholding interests in Huaneng Hualiangting Hydropower Co., Ltd. as involved for the purpose of equity transfer.

(B) Valuation Scope
The scope of this Valuation is all assets and relevant liabilities listed as of the Reference Date in balance sheet of Huaneng Hualiangting Hydropower Co., Ltd..
As of the Reference Date May 31, 2014, the net book value of net assets of Huaneng Hualiangting Hydropower Co., Ltd. included into this Valuation is RMB3,748,900, and the book value of all assets and liabilities included into this Valuation are as follows:

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Unit: Ten Thousand Yuan
Assets	May 31, 2014
Current Assets	1,287.51
Non-current assets	3,787.93
Long-term equity investment	40.50
Fixed assets-net value	0
Construction in progress	0
Intangible Assets	3,291.56
Total assets	4,619.57
Current liabilities	4,244.68
Total Liabilities	4,244.68
Owners' equity	374.89

Note: the financial data as of May, 2014 has been audited by KPMG (special ordinary partner) and it has issued a standard unqualified audit report.
(C) Single Asset or Portfolio of Assets that May Have Greater Impact on Business Value
In this Valuation, the asset that may greatly affect the business value is accounts receivable, inventory, buildings, machinery equipment and intangible assets.
(D) Type, Number and Title Conditions of the Assets Reported by Enterprise
The intangible assets at enterprise book records include 2 purchased software and 2 land use rights. The land use rights is allocated state-owned land use right.
(E)Type and Number of the Assets Other than Those Included into the Enterprise’s Reporting Form
Huaneng Hualiangting Hydropower Co., Ltd. has reported no assets other than those included into the reporting form.
(F) A Reference to Report of Other Agency
Upon the request of the Principal, the valuation result of land use right – for the intangible assets described in this Report is a direct reference to the Valuation Report on

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Land Use Right- the Pricing of Allocated State-owned Construction Land (located at Taihu County, Anhui Province) Use Right Involved in the Transfer of Shares in Huaneng Hualiangting Hydropower Co., Ltd. “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Taihu County, Anhui Province - Hua-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.
(G) Other Issues Subject to Clarification
There are 27 premises included into this Valuation, and 10 of them, with the building area of 10002.33 square meters, are accompanied by Real Estate Ownership Certificates numbered Fang Di Quan Zheng Tai Hu Zi No. 171840, Fang Di Quan Zheng Tai Hu Zi No. 171870, Fang Di Quan Zheng Tai Hu Zi No. 171890, Fang Di Quan Zheng Tai Hu Zi No. 171910, Fang Di Quan Zheng Tai Hu Zi No. 171900, Fang Di Quan Zheng Tai Hu Zi No. 171880, and Fang Di Quan Zheng Tai Hu Zi No. 171840, both specifying Hualiangting Hydropower Co., Ltd. as the real estate owner.
There are another 16 premises with the building area of 3895.12 square meters that have not obtained the Real Estate Ownership Certificate: among them, 11 premise with the building area of 3244 square meters, are in the process of applying for the Real Estate Ownership Certificate; 4 premises with the building area of 396.34, are in the process of applying for scrap processing; 1 premise with the building area of 254.38 square meters has been dismantled (for details, refer to the Schedule of Asset Valuation).
The written statement of the unit valuated is included into this Valuation, and premises having no real estate ownership certificate are owned by Hualiangting Hydropower Co., Ltd., free from any ownership disputes. With respect to the technical parameters such as premise’s building area, it shall be as declared by Hualiangting Hydropower Co., Ltd. and shall be as described in the real estate ownership certificate if the real estate ownership certificate is obtained.

IV. TYPE AND DEFINITION OF VALUE
According to the valuation purpose, market conditions, valuation target’s condition and other factors, and taking into account of the connection between the type and assumption

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

of value, the type of value under this Asset Valuation shall be: market value.
The definition of market value: Market value refers to the estimated amount of value of the target transacted voluntarily as of the Reference Date in a normal and fair transaction between the buyer and seller who both act rationally and are free from any compulsion.

V. REFERENCE DATE
The Reference Date of this project is May 31, 2014.
The Reference Date for asset valuation is determined through consultations between the principal and valuation agency on the basis of the arrangement in relevant economic behaviors, and in the spirit of ensuring that the valuation result can effectively serve   the purpose of Valuation and of reducing and avoiding the future valuation adjustment issues.

VI. VALUATION BASIS
The national, local and relevant ministerial laws and regulations that we follow in carrying out this asset Valuation, and documents referenced in this Valuation are mainly:
 (A) Basis of Acts
1. the 22nd Minutes of General Manager’s Office Meeting of China Huaneng Group held in 2014;
2. Asset Valuation Business Agreement
 (B) Legal Basis
1. the Administration of State Asset Valuation issued in Decree 91 by the State Council in November 1991;
2. the Law of the People's Republic of China on Enterprise’s State-owned Assets Management (promulgated in the President Decree 5 on October 28, 2008);
3. the Interim Measures for the Transfer and Management of State-owned Assets (promulgated in the 3rd Decree of SASAC and the Ministry of Finance on December 31, 2003);
4. the Circular concerning Several Issues on Strengthening the Management of Enterprise State-owned Assets Valuation (Guo Zi Fa Chan Quan [2006] No. 274;

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

5. the Interim Measures for the Administration of Valuation of Enterprise State-owned Assets, promulgated in the 12th Decree by the State-owned Assets Supervision and Administration Commission, State Council;
6. the Circular on Relevant Issues Concerning Enterprise’s State-owned Property Transfer (by the SASAC under the State Council, Guo Zi Chan Quan Fa (2006) No. 306);
7. the Circular of Distributing the Filing Guideline for State-owned Assets Valuation Projects ( Guo Zi Chan Quan Fa (2013) No. 64);
8. the Circular of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the National Implementation of VAT Transformation and Reform (Cai Shui [2008] No. 170);
9. the Regulations on Mandatory Scrapping Standards of Motor Vehicles (by the Ministry of Commerce, Development and Reform Commission, Ministry of Public Security, and the Ministry of Environmental Protection in the 12th Decree, 2012);
10. the Interim Regulations of the People's Republic of China on Vehicle Purchase Tax (the State Council Decree [2000] No. 294);
11. the Interim Regulations of the People's Republic of China on Value Added Tax (State Council Decree No. 538) and the Implementation Rules of the People’s Republic of China on Value Added Tax (Decree of the Ministry of Finance and the State Administration of Taxation No. 50);
12. the Property Law of the People's Republic of China (the President of the People's Republic of China, Presidential Decree No.62, March 16, 2007);
13. Other laws and regulations related to assets valuation.
 (C) Basis of Standards
1. the Asset Valuation Standards - Basic Standards;
2. the Code of Ethics for Asset Valuation - Basic Standards;
3. the Asset Valuation Standards - Valuation Report;
4. the Asset Valuation Standards - Valuation Procedures;
5. the Asset Valuation Standards - Business Agreement;
6. the Asset Valuation Standards - Working Papers;
7. the Asset Valuation Standards - Work by Using Experts;

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

8. the Asset Assessment Code of Ethics - Independence;
9. the Asset Valuation Standards - Machinery and Equipments;
10. the Asset Valuation Standards - Real Estate;
11. the Asset Valuation Standards - Intangible Assets;
12. the Asset Valuation Standards - Enterprise Value;
13. the Guidelines for State-owned Assets Valuation and Reporting;
14. the Guiding Opinions for Certified Public Valuer’s Attentions on Legal Title of Valuation Object;
15. the Guiding Opinions for the Type of Value of Asset Valuation;
16. the Real Estate Valuation Standards (GB/T50291-1999);
17. the Grading Standards for House Damage Level (issued by the former Ministry of Urban and Rural Construction and Environmental Protection).
 (IV) Title Basis
1. Land use cerificate;
2. House ownership certificate;
3. Driving license;
4. Oversized equipments purchase contracts and related title documents.
 (E) Pricing Basis
1. Materials concerning financial accounting and business management, provided by the enterprise;
2. the Provisions on Budget Preparation for Electric Engineering Design (2007);
3. Charge Rate for Budget of Electric Engineering Design (2007);
4. Budget Quota for Electric Engineering Projects (2007 Edition (Volume I and II));
5. Price Information of Construction Materials of Anqing City, May 2014;
6. the Circular of Anhui Provincial Price Bureau and Department of Finance on Relevant Issues on Further Standardizing the Charge for Termite Control (Anhui Provincial Price Bureau and Department of Finance, Wan Jia Fang [2003] No.105);
7. Handbook for Quotation of 2014 Electromechanical Products;
8. Huicong Business - the National Office Automation Market;
9. Charging Standards for Construction Projects Supervision and Related Service Fa Gai Jia Ge [2007] No. 670;

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

10. the Interim Measures on Management of Service Charge for Bidding Agent Service Ji Jia Ge [2002] No. 1980;
11. the Regulations on Management of Engineering Survey and Design Charge Ji Jia Ge [2002] No.10;
12. the Circular on Several Issues Concerning Charges for Environmental Impact Consulting Service Ji Jia Ge [2002] No. 125;
13. the Circular on Reducing the Charging Standards of Some Construction Projects and Regulating Charging Acts and Several Issues Fa Gai Jia Ge [2011] No. 534;
14. the 2010-2011 Handbook of the Most Updated Data and Parameters Frequently Used in Asset Valuation (China Economic and Science Press);
15. the Handbook of Data Series That Are Frequently Used in Construction Projects (China Building Industry Press);
16. the Handbook of Prompt Calculation of Engineering Cost of Ancillary Construction Projects (China Building Industry Press);
17. the Loan Interest Schedule of the People's Bank of China (implemented as of July 6, 2012);
18. the Regulations on Financial Management in Basic Constructions (Cai Jian [2002] No. 394, implemented as of November 23, 2002);
19. the Interim Measures of the State Development Planning Commission on Charges for Bidding Agent Service (SDPC Ji Jia Ge [2002] No. 1980, implemented from January 1, 2003);
20. the Circular of the State Development Planning Commission and the State Environmental Protection Administration on Regulating the Charging for Environmental Impacts Consulting Services (Ji Jia Ge [2002] No. 125, implemented from January 31, 2002);
21. the Regulations of the State Planning Commission and the Ministry of Construction on Management of Engineering Survey, Design and Charge (Ji Jia Ge [2002] No. 10, implemented from March 1, 2002);
22. the Regulations of the National Development and Reform Commission and the Ministry of Construction on Management of Changes for Construction Projects

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Supervision and related Services (Fa Gai Jia Ge [2007] No. 670, implemented from May 1, 2007);
23. the financial statements and audit reports of previous years, provided by the enterprise;
24. the future annual business plan, etc., provided by relevant department of the enterprise;
25. the feasibility study report, project investment budget, design estimates and other materials provided by the enterprise;
26. other materials collected by valuer.

VII. VALUATION APPROACHES
In accordance with the Circular of the SASAC concerning Several Issues on Strengthening the Management of Enterprise State-owned Assets Valuation, if the asset valuation involves enterprise value, two approaches or above shall be adopted in principle and listed in valuation report when carrying out valuation of the enterprise which is as a ongoing business, and on the basis of actual conditions, shall identify one valuation result as the result of valuation report after conducting adequate and comprehensive analysis.
In accordance with Article 22 of the Valuation Standards - Enterprise Value issued by the China Appraisal Society: "the certified public valuer shall conduct valuation business over the enterprise value according to the valuation purpose, valuation target, type of value, data collection and other conditions, and shall analyze whether the basic three approaches, such as income approach, market approach and cost approach (asset-based approach) are applicable so as to select the appropriate one or more basic approaches for asset valuation."
1. Market Approach
The market approach under the approaches of valuation for enterprise value refers to  the method of valuation by which the value of target is determined by comparing the valuation targets with comparable listed companies or comparable trading cases.
The Two specific market approaches that are commonly used are listed-company and trading-case comparison approaches. Under the market approach, the current fair market

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

value of valuation target is determined with reference to the actual market transaction, and it has the characteristics of an intuitive evaluation process and data for valuation taken from market. However, if adopting the market approach, you need to acquire an appropriate reference for market transactions.
The main reasons we did not adopt market approach are: we considered that there are few transactions similar to the valuation target, and the degree of disclosure is low with few comparative deals. As we collected no appropriate comparative cases in this Valuation, so it is inappropriate to adopt the market approach.
2. Income Approach
The income approach under the approaches for valuation of enterprise value refers to the method of valuation by which the value of valuation target is determined by capitalizing or converting the anticipated income. The specific income approaches commonly used include dividend discount method and cash flow discount method. Income approach uses the enterprise’s intrinsic value as the fundamental basis – to valuate the enterprise value on the basis of its future profitability, and it reflects the essence of enterprise value that the owner may have. But it is quite difficult to estimate the enterprise’s future earnings and to select the appropriate discount rate, and it needs certain basic conditions.
Considering that Huaneng Hualiangting Hydropower Co., Ltd. has existed for a long time and operates stably in recent years and will have good prospects for future development, so it is appropriate for it to adopt the income approach.
3. Asset-based Approach
The asset-based approach under the approaches for valuation of enterprise value refers to the method of valuation by which the value of valuation target is determined after reasonably valuating the assets and liabilities included into and excluded from the enterprise reporting form on the basis of the balance sheet of the valuated enterprise as of the Reference Date.
For the purpose of this Valuation, the valuated unit provided a list of assets and coordinated with the valuers to conduct an on-site check, and appropriately adopted the asset-based approach for their valuations.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

In summary, we adopted the asset-based approach and income approach in this Valuation.
In the end, the valuers analyzed the preliminary value conclusions drawn by adopting different approaches of valuation, and formed their reasonable conclusions of value after comprehensively considering the different approaches of valuation, the reasonableness of preliminary conclusions of value, and quality and quantity of the data as used.
 (A) Asset-based Approach
In this Valuation, we have adopted the asset-based approach to carry out valuations over all shareholding interest in Huaneng Hualiangting Hydropower Co., Ltd., in other words, we first adopt the appropriate approach to valuate the fair value of all assets and then summarize them and deduct the liabilities due of Huaneng Hualiangting Hydropower Co., Ltd., and we finally get our valuated value of all shareholding interests.
Specifically, the approaches of valuating all assets and liabilities are summarized as follows:
1. Monetary funds: we conducted verifications over the cash and book value of bank deposits as of the Reference Date, after that, we determined the valuated value by deducting the accounts-in-transit that affect the net assets from the book value or carrying amount.
2. Other credit-featured assets: mainly accounts receivable, prepayments, other receivables and so on. We analyzed their business content, age and repayment conditions, and mainly investigated into the Principal debtor's use of funds and operating condition, and after that, identified the amounts recoverable as the valuated value.
3. Inventories: All are raw materials stored in the enterprise warehouse with good storage conditions.
The valuers first conducted random checks of raw materials to see whether the accounts and schedules are consistent with physical quantities, and to make it clear whether there is any damage, obsolescence, shortage or overage. Secondly, based on the inventory results, they would carry out categorized valuations as per such factors as the length of time since such materials were purchased on the basis of the actual stock quantity and the actual situations. For the coal and oil with great value that were

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

purchased by the enterprise, its valuated value shall be determined at the market price as of the Reference Date; other raw materials are purchased recently, and their book value is close to the market price as of the Reference Date. The book value basically reflects the market price, and in this Valuation, the valuated value is determined at the verified book value.
4. Long-term Equity Investment
The long-term equity investment included into this Valuation is mainly the investment into Anqing Huatinghushui Hydropower Agency as the sole investor, and investment into Anhui Anhui Guozhen Group Co., Ltd.. We verified with the fully wholly owned unit the original investment agreement, capital verification report, articles of association and so on and determined its shareholding ratio.
5. Buildings
For the purpose of this Valuation, we have adopted in this Valuation the cost of replacement approach to valuate the buildings (structures) built by the enterprise that are included into this Valuation.
The net valuated value of the main self-built buildings is calculated on the basis of the building’s complete replacement value, calculated at the current fixed standard, construction fees and loan interest rate as per the works quantity of the buildings  based on the engineering information and completion information, and the depreciation rate determined after comprehensively considering the life of buildings and after conducting on-site survey of buildings.
Buildings’ valuated value = complete replacement value × depreciation rate
For other buildings, the complete replacement value and net valuated value are determined by method of analogy after conducting an on-site survey and comprehensively considering the factors of valuation.
 (1) Complete Replacement Value
The complete replacement value is composed of the construction and installation cost, preliminary and other fees, and capital costs.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

A. Determination of the construction and installation costs
The construction and installation costs include the total costs of civil works, drainage and electrical engineering.
For the productive building (structure) of power plant, it shall be subject to the work quantity verified through on-site survey, and to calculate the quota of direct costs in accordance with the Budget Quota for Electric Construction Projects (2007 Edition (Volume I and II )) whereas the shortfall shall be supplemented by the local budget quota. To calculate other direct costs, indirect costs, profit and tax and then get the construction costs.
Construction Cost = project direct costs + other direct costs + indirect costs + profit + tax
 For the valuation of other premise of the Plant, the cost adjustment coefficient will be calculated by comparing the construction costs of some assets categorized into premise calculated in accordance with the Budget Quota for Electric Construction Projects (2013 Edition) with the original final value of construction, then adjust the valuation coefficient as per the price index of different years, finally the  construction cost of the buildings (structures) will be calculated by adopting the methods of coefficient adjustment.
For those buildings (structures) with small value, simple structure but large numbers, the overall construction and installation costs are determined by the method of per square meter cost. In other words, to first group the same or similar buildings (structures), then to determine the base cost per square meter at the local normal construction level, construction quality and renovation standards of the buildings (structures) as of the Reference Date on the basis of the type of building (structure) and its functions, then, on the basis of that, to increase or decrease the price by adopting the method of estimate and covert the amount of such increase or decrease into the per square meter cost of the building on the basis of the features of such building (structure) (such as different story heights, span, decoration, the degree of difficulty in construction) the workload calculated through on-site measurements, finally, the standard of per square meter cost is determined as the overall cost of construction and installation.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

B. Determination of Preliminary and other Expenses
The preliminary and other expenses include two parts, the construction fee charged by local government and the expenses other than construction and installation costs that are invested by the construction unit for the construction project. The preliminary and other costs shall be calculated in accordance with the Charge Rate for Budget of Hydroelectric Engineering Design (2007 Edition) of the state hydroelectric departments, and the calculation formula and data as stipulated in the Regulations shall be as follows:

Preliminary and other Expenses

No.	Expenses	Calculation Basis	Rate/Yuan	Pricing Basis
1	Management expenses of construction unit	Construction and Installation Cost x Rate	3.00%	Fa Gai Ban Neng Yuan [2008] No.1250
2	Engineering construction supervision fee	Construction and Installation Cost x Rate	2.71%	Fa Gai Ban Neng Yuan [2008] No.1250
3	Advisory service charge	Construction and Installation Cost x Rate	1.33%	Fa Gai Ban Neng Yuan [2008] No.1250
4	Project economic and technical review and evaluation fee	Construction and Installation Cost x Rate	0.50%	Fa Gai Ban Neng Yuan [2008] No.1250
5	Construction of scientific research test fee	Construction and Installation Cost x Rate	0.50%	Fa Gai Ban Neng Yuan [2008] No.1250

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

6	Project completion inspection fees	Construction and Installation Cost x Rate	0.50%	Fa Gai Ban Neng Yuan [2008] No.1250
7	Quota management fees	Construction and Installation Cost x Rate	0.09%	Fa Gai Ban Neng Yuan [2008] No.1250
8	Bidding agency fee	Construction and Installation Cost x Rate	0.32%	Ji Jia Ge [2002] No. 1980
9	Survey and design expense	Construction and Installation Cost x Rate	3.24%	Ji Jia Ge [2002]No.10
10	Environmental impact assessment fee	Construction and Installation Cost x Rate	0.16%	Ji Jia Ge [2002]No.125
11	Termite control charge	Building area x rate	2.50	Cai Zheng Ting Wan Jia Fang [2003] No. 105

C. Determination of Capital Cost
The cost of capital is the loan interest within a reasonable period, and the capital investment is well-distributed. The interest rate shall be the loan interest rate issued by the People’s Bank of China on July 6, 2012: 5.6% applicable to the loan within six months; 6.00% applicable to the loan the term of which is six months to one year; 6.15% applicable to the loan the term of which is 1 to 3 years.
Capital cost = (construction and installation cost + preliminary and other cost) x interest rate x 50% x construction period
 (2) Depreciation Rate
For the ground building (structure), the depreciation rate is determined by the method of integrated depreciation rate and the formula is:

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Depreciation Rate = surveyed depreciation rate × 60% + Depreciation rate determined by life × 40%
Of which:
Depreciation rate determined by life = (economic life - nominal serviced life) ÷ economic life × 100%
In addition to the duration life of building (structure), it also considers the conditions of housing overhaul, etc. when determining the economic life. Under the Real Estate Valuation Standards (GB/T50291-1999), taking into account of the features of building (structure) determined in this Valuation, the reference economic life is as follows:

No.	Name of Item	Type of Structure	Use Environment	Suggested Economic Life
1	Production premise	Steel	Corrosion free	50
		Reinforced Concrete		50
		Brick and Concrete Structure		40
		Brick-wood structure		30
		Steel	Corrosion	40
		Reinforced Concrete		40
		Brick and Concrete Structure		30
		Brick-wood structure		20
2	Non-production premise	Steel		55

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

		Reinforced Concrete	60
		Brick and Concrete Structure	50
		Brick-wood structure	40
		Simple structure	10
3	Open storage	Concrete	30
		Brick	20
4	Dam (small and medium sized)	Concrete gravity dam	60
5	Open framework (tube)		30
6	Cooling tower, water tower	Reinforced Concrete	40
7	Chimney	Reinforced Concrete	40
8	Quay berth		40
9	Impounding reservoir		30
10	Oil pool, oil tank, sewage pool		20
11	Well		30
12	Roadway		20
13	Fence		30
14	Pipeline		30
15	Ductile cast iron pipeline		50

Surveyed depreciation rate: it divides the main factors influencing the extent of the housing newness into three parts: structural part (base, main structure and roofing),

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

decorative parts (doors and windows, internal and external decoration and others), and the facilities (water, electricity and heating). It will determine the standard score of each part of factor of different structural forms by identifying the weights of the said three factors affecting the building (structural) costs, then the valuated score will be determined on the basis of the actual conditions learned through on-site survey, and as a result, the surveyed depreciation rate is determined.
The on-site scoring table as follows:
Item		Standard Score	Valuated Score
Structure G	1 Base	25
	2 Load-bearing structure	25
	3 Non-load-bearing structure	15
	4 Roof	20
	5 Ground	15
	Subtotal: G=（1+2+3+4+5）×Weight
Decoration S	6 Windows	25
	7 Inside whitewash	30
	8 Outside whitewash	30
	9 Other	15
	Subtotal: S=（6+7+8+9）×Weight
	10 Water and sanitary	40
Facilities B	11 Lighting	25
	12 Heating	35
	Subtotal: B=（10+11+12）×Weight
Score (A): A=（G+S+B）×100%

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Weighting coefficient reference:
Structure type	Reinforced Concrete Structure			Brick-concrete Structure			Post and panel structure			Other structure
Weighting coefficient	Structure	Decoration	Facilities	Structure	Decoration	Facilities	Structure	Decoration	Facilities	Structure	Decoration	Facilities
Floor 1	0.80	0.10	0.10	0.65	0.20	0.15	0.75	0.15	0.10	0.85	0.10	0.05
Floor2 and 3	0.75	0.12	0.13	0.60	0.20	0.20	0.70	0.20	0.10
Floor 4-6	0.70	0.15	0.15	0.55	0.20	0.25
Floor 7 or above	0.75	0.12	0.13

Note: the weighting coefficient is for reference only, and if there is big variance between the actual weights, it shall be determined as per the actual conditions.
 (3) Determination of the Valuated Value
Valuated Value = complete replacement value × depreciation rate
6. Machinery Equipments
For the purpose of this Valuation, the machinery equipments shall be evaluated by adopting the method of cost replacement and market approach based the market price in the principle of sustainable use. It shall also consider the characteristics and data collection conditions of the equipments entrusted to be valuated, and the approach of replacement cost is the main approach of valuation.
The method of cost replacement refers to the method by which the value of assets subject to valuation is determined by deducting the material obsolete devaluation, functional and economic obsolete devaluation that have occurred with the assets subject to valuation from the total cost required to re-purchase or build a new state of the asset subject to valuation under the current conditions. The formula applicable to the method of cost replacement are as follows:
Valuated Value = complete replacement value × depreciation rate
The market approach is mainly applicable to the computers in use or other electronic equipments that have a long life, and their value will be determined by comparison with the trading price at similar equipment market.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

(1) Determination of Complete Replacement Value
1) Determination of Complete Replacement Value of Machinery Equipments Complete Replacement Value = equipment purchase price (including tax) + transport charges (tax included) + installation and commission fee + other financial expenses +Cost - deductible VAT
j Purchase Price
The purchase price will be determined by enquires with the manufacturer or trading company and it will also refer to the 2014 Handbook of Quotation for Electromechanical Products and other pricing information, as well as the recent contract price for similar equipments during the same period.

Under the Interim Regulations of the People's Republic of China on Value Added Tax (State Council Decree No. 538, the People’s Republic of China) implemented as of January 1st, 2009, the Implementation Rules of the Interim Regulations of the People’s Republic of China on Value Added Tax (Decree of the Ministry of Finance and the State Administration of Taxation No. 50) and the Circular of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the National Implementation of VAT Transformation and Reform (Cai Shui [2008] No. 170) and other relevant regulation, from January 1, 2009, with respect to the input VAT occurring when the general VAT taxpayers purchase (including by donations, physical investment) or build (including the renovation and expansion, installation) occurs fixed assets and use them for the taxable items (hereinafter referred to as VAT on Fixed Assets), they can deduct such from the output taxes upon presentation of the VAT invoices, VAT payment books for customs import and settlement documents used for transportation costs (collectively, the VAT Deduction Vouchers).
As the unit subject to this Valuation belongs to general taxpayer, the purchase price of equipments does not include tax in this Valuation.
k Transport Fees
Determined based primarily on the corresponding provisions of the Provisions on

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Budget Preparation of Hydroelectric Engineering Design issued by the China Electricity Council, and the Handbook of Commonly Used Data and Parameters for Asset Valuation, and it also considers the market survey and other factors.
Under the Interim Regulations of the People's Republic of China on Value Added Tax implemented as of January 1st, 2009 and the Document numbered Cai Shui [2013] No. 106, with respect to the transportation costs incurred by the general VAT payers in purchasing the fix assets, it is allowed to deduct the input tax from the sales tax at the tax rate of 11% of the transportation costs, so:
Before-tax transport fees = before-tax purchase price × transport fee rate
After-tax transport fees = before-tax purchase price × transport fee rate/(1 + 11%)

l Installation and Commission Fee
The engineering costs are calculated directly mainly according to the calculation rules of the Budget Quota for the Projects of Hydroelectric Equipments Installation (2007 Edition), and it also considers the pricing information as of the Reference Date, and other measures costs, indirect costs, profits and taxes will be calculated in accordance with the Provisions on Budget Preparation and Computation of Hydropower Engineering Projects.
For those small-sized equipments not subject to installation, the installation and commissioning costs are not considered.
m Other Costs
Other costs are determined in accordance with the Provisions on Budget Preparation and Computation of Hydropower Engineering Projects issued by the National Development and Reform Commission and the Regulations on Management of Engineering Survey and Design Charge Ji Jia Ge [2002] No.10 issued by the  State Development Planning Commission and the Ministry of Construction. Other costs include project management fees, technical service charge for project construction, production preparation fees, and other expenses. For more details, see below:

No.	Expenses	Calculation Basis	Rate
1	Management expenses of construction unit	Construction and Installation Cost x Rate	3.00%

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

2	Engineering construction supervision fee	Construction and Installation Cost x Rate	2.71%
3	Advisory service charge	Construction and Installation Cost x Rate	1.33%
4	Project economic and technical review and evaluation fee	Construction and Installation Cost x Rate	0.50%
5	Construction of scientific research test fee	Construction and Installation Cost x Rate	0.50%
6	Project completion inspection fees	Construction and Installation Cost x Rate	0.50%
7	Quota management fees	Construction and Installation Cost x Rate	0.09%
8	Bidding agency fee	Construction and Installation Cost x Rate	0.32%
9	Survey and design expense	Construction and Installation Cost x Rate	3.24%
10	Environmental impact assessment fee	Construction and Installation Cost x Rate	0.16%
11	Oversized (heavy) parcel transportation fee	Original price of equipment	0.60%

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

n Capital Costs
Capital cost is the financial cost during the construction period, the cost of capital shall be considered if the equipments or production line that needs early booking or that have a long production life. A reasonable construction period shall be calculated according to the social average level of installation and construction of similar equipments, generally it use the construction period as stipulated by the feasibility or engineering design book, and such construction period are generally well-distributed.
Capital cost = (before-tax equipment purchase price + transport charges + Installation and commission cost + other charges) x loan interest rate x construction period x 1/2
According to the current loan interest rate of the People’s Bank of China (issued in July 6, 2012):
Item	Within 6 months	Within 1 year (including 1 year)	1-3 years (including 3 years)	3-5 years (including 5 years)	Above 5 years
Annual interest rate	5.60%	6.00%	6.15%	6.40%	6.55%
o Deductible VAT
= equipment purchase costs/1.17×0.17+ equipment transport fees /1.11×0.11
2) Determination of the Complete Replacement Price of Office Equipments (Electronic Equipments)
Complete Replacement Price = equipment purchase price (excluding tax) + transport charges (the installation and commissioning costs should be considered if equipments needs installation and commissioning test) (excluding tax)
3) Determination of the Complete Replacement Price of Vehicles
Complete Replacement Price = vehicle purchase price + purchase surtax + documentation cost of license, testing and driving license:
Of which: purchase surtax = vehicle purchase price ÷ 1.17 × 10%; and the documentation cost of license, testing and driving license will be determined according to the local level.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

 (2) Determination of Depreciation Rate
1) Determination of Depreciation Rate for Machinery Equipments
The depreciation rate will be assessed by integrating the method of surveyed depreciation rate and method of depreciation rate determined by life, while comprehensively considering the physical depreciation, and functional and economic depreciation devaluation.
Integrated Depreciation Rate = depreciation rate determined by life × 40% + the surveyed depreciation rate × 60%
Depreciation rate determined by life= actual life/economic life × 100%
By on-site survey, the valuer can learn the use, repair and maintenance conditions of the equipments and determine a reasonable economic life, nominal serviced life and the actual life and calculate the depreciation rate. For the major equipments and those which have experienced material repair and alteration, their depreciation rate will be determined through on-site survey and a comprehensive consideration of the life method, or adjusted on the basis of the depreciation rate obtained by the service life method.
2) Determination of Depreciation Rate of Electronic Equipments
Determined by the service life method while at the same time considering the quickly updated features of electronic devices.
3) Determination of Depreciation Rate of Vehicles
Under the Regulations on Mandatory Scrapping Standards of Motor Vehicles (by the Ministry of Commerce, Development and Reform Commission, Ministry of Public Security, and the Ministry of Environmental Protection in the 12th Decree, 2012), the depreciation rate shall be determined by comprehensively adopting the service method, method of actual service life and method of on-site survey, and then the depreciation rate in theory is determined in the principle of whichever lower; for the vehicles not subject to mandatory scrap, the depreciation rate in theory is calculated by adopting the method of actual service life.
The vehicle deprecation rate is determined on the basis of the depreciation in theory after considering the on-site survey.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Comprehensive depreciation rate = depreciation rate determined by life x 40% + on-site surveyed depreciation rate x 60%
The valuation of fixed assets depreciation reserves is zero.
7. Construction in Process
In this Valuation, the construction in progress is valuated by adopting the meted of replacement cost, in other words, to determine the price for replacement by identifying the total cost required to re-form the quantity of finished works of construction in progress as of the Reference Date under normal conditions. It needs to determine the depreciation sum and such depreciation shall be deducted from the compete replace value when there is obviously serious physical, functional and economic depreciation; if the construction period is short, it needs to consider the factors leading to such deprecation.
8. Intangible Assets
Intangible assets include the right to use the allocated state-owned land and software.
(1) Intangible Assets - State-owned Land Use Right
On the basis of the features of valuation targets, specific conditions and actual conditions of the project, to analysis and select the valuation approach suitable with the valuation target, land use right pricing after considering the land market at the region the valuation target is located and relevant information collected by land valuers in accordance with Urban Land Valuation Procedures..
● Reasons for not using the following approaches:
j As the land to be valuated is used for the living area and plant site of Hualiangting Hydropower Co., Ltd., it is difficult to determine to valuate the land income or the enterprise’s overall revenue of the land, so it is inappropriate to adopt the income approach.
k As the land to be valuated is used for the living area and plant site of Hualiangting Hydropower Co., Ltd., it belongs not to the investment and development land, and at the region the land is situated, there is no case of deal similar to the building and structural’s on this land, and the total price of real estate can’t be determined reasonably, so it is inappropriate to adopt the method of residues.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

● Reasons for using the following approaches:
j As at the region the land is situated, the recent case of deal similar to the land to be valuated can be found, so we can adopt the approach of comparability;
k The reference date at which the base land price is determined at Taihu County is January 1st, 2010, while the Reference Date of this Valuation is May 31, 2014, and more than 4 years have elapsed since the reference date. As the new-round base price is being updated at the Taihu County, the results calculated by taking the approach of base price coefficient are for reference only. The designed purpose of the land to be valuated is for hydraulic construction. At the region covered by the base price at Taihu County, there is the corresponding base price, therefore, to calculate the correction system, it can be valuated by adopting the approach of correction of base price coefficient.
l As the land to be valuated is for hydraulic construction, and the type of land use at the region such land is located and its surrounding area are mostly agricultural land, and there is case of land acquisition recently at this area, and the local government and relevant departments issued approval documents concerning the standards of compensation for the land acquired, therefore, it can adopt the approach of cost to conduct valuations.
In summary, in this Valuation, the approach of base price coefficient correction, market comparability and approach of cost were adopted.
Upon the request of the Principal, the valuation result of land use right – for the intangible assets described in this Report is a direct reference to the Valuation Report on Land Use Right- the Pricing of Allocated State-owned Construction Land (located at Taihu County, Anhui Province) Use Right Involved in the Transfer of Shares in Huaneng Hualiangting Hydropower Co., Ltd. “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Taihu County, Anhui Province - Hua-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.
 (2) Software
For the purchased software, the valuers have learned its main functions and features first, checking the purchase contract, invoice, payment voucher and other materials of the

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

purchased software, enquiring the current market price of software suppliers or searching it online to determine the valuated value by adopting the price of replacement.
9. Liabilities
The liabilities include short-term borrowings, accounts payable, advance payments, employee benefits payable, taxes payable, other accounts payable, interest payable, long-term borrowings and so on. The certified public valuer has carried out review and verification over the enterprise’s liability, and on the basis of such verification, the valuated sum shall be the amount of liabilities the enterprise actually needs to assume as of the Reference Date.

(B) Income Approach
We adopt the cash flow discount method to carry out valuation over the business assets of the unit subject to this Valuation as of the Reference Date, and our specific method we have selected for this purpose is the free cash flow discount model. The value of primary business of the unit subject to this Valuation is calculated on the basis of the enterprise’s free cash flow within the next several years by summarizing the free cash flow as properly discounted.
The value of primary business of the unit subject to this Valuation, plus the value of other assets, and minus the value of other liabilities, will make the entire corporate value of the unit subject to this Valuation, which, minus the value of interest-bearing debts, will make the entire shareholding interests value.
In the earnings model, the matters requiring further explanation are as follows:
1. Calculation of Enterprise Free Cash Flow
Enterprise Free Cash Flow During Forecast Period = net profit + depreciation and amortization + financial expenses (after tax) – capital cost - working capital variance
2. Calculation of the Value of Primary Business of the Unit Subject to This Valuation
The value of primary business of the unit subject to this valuation is refers to the value of the enterprise’s business assets.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Calculation formula of the value of primary business of the unit subject to this valuation is as follows:

Where: V— Enterprise’s Primary Business Value;
FCFFn— Estimated Enterprise’s Free Cash Flow during t period;
WACCn—Estimated Weighted Average Cost of Capital;
t - Estimate Period;
n - Estimate Year.
3. Scope of Other Assets
In this model, the range of other assets, including long-term equity investments, surplus assets and non-operating assets, and accordingly, the value of other assets equals to the value of long-term equity investment, surplus assets and non-operating assets.
(1) Long-term equity investment is the external equity investment of the enterprise. Under normal circumstances, with respect to the determination of the value of long-term controlling-share investment, the estimated value of all shareholders’ interests in the unit invested on a long-term basis, multiplied by the ratio of shares held by the investing unit in the unit invested, will make the value of shares in the unit invested; with respect to the determination of the value of long-term non-controlling shares investment: the value of non-controlling shares having stable dividend yields for previous years shall be determined through the dividend discount model, but for the non-controlling shares having no stable dividend yields for the previous years, the value shall be determined after the book value of net assets of the invested unit as of the Reference Date is multiplied by its shareholding percentage.
 (2) Surplus Assets and Non-operating Assets
Assets of the unit subject to this Valuation as of the Reference Date are categorized into the operating assets and non-operating assets. The operating assets, referring to the

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

assets related to the business operation of the unit subject to this Valuation, are further categorized into valid and invalid assets. Valid assets refer to the assets being used or to be used in the future for the production and operation of the enterprise, while the invalid assets, also known as surplus assets, refer to the assets not used yet as of the Reference Date or not to be used in the future. The surplus assets and non-operating assets are defined as follows:
Surplus assets refer to the assets held for operating purpose by the enterprise in excess of the demands of the enterprise during the enterprise’s special period. Such assets have no direct connections with the enterprise earnings. To judge whether the unit subject to this Valuation has surplus assets by anal sizing the asset allocation conditions and corporate earnings and by further understanding the operation conditions of the enterprise.
Non-operating assets refer to the assets held for non-operating purpose by the enterprise that have no direct connections with the production and operating activities of the enterprise, such as the premise and vehicles intended for its shareholders, short-term stock and bond investments of industrial manufacturing companies, and affiliates’ current accounts irrelevant with the primary business of the enterprise, etc..
The value of long-term equity investment, surplus assets and non-operating assets shall be settled on the basis of the features of such assets, and different methods of valuation may be adopted to determine their value.
4. Scope of Other Liabilities
In this model, other liabilities other include surplus liabilities, non-operating liabilities and other liabilities, and accordingly, the value of other liabilities shall equal to the total value of surplus liabilities and non-operating liabilities.
5. Calculation of All Shareholding Interests Value
The calculation formula of all shareholding Interests value is:
All Shareholding Interests Value = entire corporate value - the value of interest-bearing debts
Entire Corporate Value = enterprise primary business value + value of other assets - value of other liabilities

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

VIII. VALUATION IMPLEMENTATION PROCESS AND CONDITIONS

In accordance with the relevant laws, regulations and asset evaluation guidelines, this Valuation fulfills the appropriate valuation procedures. The specific implementation process is as follows:
 (A) A Clear Understanding of the Basic Matters Concerning Valuation Business We have conducted consultations with the Principal with respect to the major matters concerning the users of this Valuation Report other than the valuated unit and Principal, valuation purpose, valuation target and scope, type of value, Reference Date, restrictions over the Valuation Report users, submission date and method of the Valuation Report, total charge for valuation service, payment time and methods, and have gain a clear understanding thereof.
 (B) Execution of Business Agreement
To sign business agreement with the Principal on the basis of the specific conditions of valuation business after giving a comprehensive analysis and assessment of our professional competence, independence and business risk.
 (C) Preparation of Valuation Plan
To prepare the valuation plan according to the requirement over assets valuation, and this involves identifying the specific steps of valuation, time schedule, personnel arrangement, preparation of technical plans for asset valuation for examination and approval of relevant responsible person of the enterprise.
 (D) On-site Investigation
1. To guild the Principle, valuated unit and other parties concerned to check the assets, prepare the details relating to valuation target and valuation scope;
2. To conduct investigations by enquiries, correspondence, reconciliation, supervision of inventory taking, exploration, inspection, etc. to understand the current conditions of valuation targets and pay attentions on the legal title of valuation targets; if it is inappropriate to conduct investigations on an item-by-item basis, a random investigation can be conducted as per the degree of importance.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

(E) Collection of Valuation Materials
To collect the information obtained directly and independently from market or other channels, the information obtained by the Principal, the valuated unit and other parties concerned, and the information obtained from governmental departments, professional bodies and other relevant departments; and to conduct necessary analysis, summarize and organize the valuation data collected.
 (F) Valuation Estimates
1. To select the appropriate approach of valuation based on relevant conditions such as the conditions of collecting the data regarding valuation targets, type of value and valuation information by anal sizing whether the market approach, income approach or asset-based approach is applicable;
2. To select the corresponding formula for analysis, calculation and judgment among the approaches of valuation, and form the preliminary valuation conclusions;
3. To conduct a comprehensive analysis of the preliminary valuation conclusions to form the final valuation conclusions.
 (G) Preparation and Submission of Valuation Report
1. To prepare the valuation report in accordance with the laws, regulations and asset valuation guidelines and finalize the asset valuation report after the internal three-level review;
2. Subject not to affecting the independent judgment over the finalized valuation conclusions, to submit asset valuation report to the Principal after necessary communications with the Principal or relevant parties permitted by the Principal with respect to the terms of valuation report.
 (H) Working Papers Filing
To sort out the working papers in accordance with the laws, regulations and asset valuation guidelines, and timey form the valuation files together with such valuation report.

IX. ASSUMPTIONS OF THIS VALUATION

During the Valuation, we have followed the following assumptions; if such assumptions do not hold, it will have a significant impact on valuation conclusions.,

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

 (A) General Assumptions and Qualifications
1. We assume that after the Reference Date, there will be no significant change in the valuated unit, and the political, economic and social and other macro environment in which the valuated unit carried out its business.
2. We assume that there will be no significant change in the laws and regulations relating with the operation of the valuated unit within the income period other than the laws and regulations enacted or enacted but not implemented by the government as of the Reference Date that may affect the business operation of the valuated unit;
3. We assume that after the Reference Date, the exchange rate, interest rates, tax rate and inflation rate and other factors involved in the business operation of the evaluated unit will not have significant impact on the operating conditions within the income period (taking into account of the interest rate changes from the Reference Date to the Report Date);
4. We assume that after the Reference Date, no irresistible and incidental events that may affect the operation of the unit will occur;
5. We assume that the valuated unit and assets can run and be used continuously during the future income period;
6. We assume that the accounting policies adopted by the valuated unit during the future income period are consistent with the accounting policies as of the Reference Date in all material aspects, and that they have continuity and comparability;
7. We assume that during the future income period, the valuated unit complies with the national laws and regulations, and that will not violate relevant laws;
8. We assume that the valuated unit is responsible entity, and its management level has the capacity to bear responsibilities, and that during the future income period, on the basis of the conditions as of the Reference Date, there will be no significant change in the key management and technical personnel of the valuated unit that may affect its business operation, and that the management team grows stably, and no significant change that may affect its business operation will occur on its management system.
 (B) Special Assumptions and Restrictions
1. In this Valuation, we assume that, the management and business personnel of the valuated unit are stable, and that there will be no significant change in the future management and business team;

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

2. Unless there is definite evidence as of the Reference Date that the there will be significant change in production capacity of the invested fixed assets after the income period, we assume that the valuated unit will have no significant fixed asset investment activities that may affect its business operation during the future income period, and the enterprise’s production capacity will be valuated as per the conditions as of the Reference Date;
3. In this Valuation, we do not consider the effect of the valuated unit’s equity investment projects on its value as of the Reference Date;
4. We assume that, during the future income period, the enterprise’s taxable income  is consistent with the total profit, free from significant variance timing variance in adjustment matters;
5. We assume that, during the future income period, the valuated unit maintains the turnover conditions on accounts receivable and payable familiar to those of previous years, and that there will not significant variance and loan default, compared with previous years;
6. We assume that main assets of the valuated unit for power generation are operated in line with the design requirements, and that the equipment service life is not extended.
According to the requirements of asset valuation, we concluded that these assumptions established as of the Reference Date and we will not assume the liabilities for a different valuation conclusion derived from the change of assumptions if there will be major change in the future economic environment.

X. VALUATION CONCLUSIONS

(A) Preliminary Value Conclusions Drawn Through the Asset –based Approach
In the principle of independence, impartiality, scientificness and objectiveness, we have formed the following preliminary value conclusions by adopting the asset-based approach after following the mandatory procedure of assets valuation.
As of the Reference Date, May 31, 2014, the book value of total assets of Huaneng Hualiangting Hydropower Co., Ltd. included into this Valuation is RMB 46,195,700, and the valuated value of RMB76,067,400, with an increase in value by RMB 29,871,700, and

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

increase rate by 64.66%. The book value of liabilities is RMB42,446,800 and the valuated value of RMB42,446,800, with no increase or decrease in value; the book value of shareholders' equity is RMB3,748,900, and the valuated value of all shareholding interests is RMB33,620,600 while maintaining the status of the enterprise as an ongoing business, with an increase in value by RMB 29,871,700 and increase rate by 796.81%. For the specific results of the Valuation of various types of assets, refer to the table below:

Unit: Ten Thousand Yuan
Name of Item	Book Value	Valuated Value	Increase/ Decrease	Increase/ Decrease Rate
Current assets	1,287.51	1,364.23	76.72	5.96
Non-current assets	3,332.06	6,242.51	2,910.45	87.35
Where: Long-term equity investment	40.50	41.97	1.47	3.63
Fixed assets	-	2,425.78	2,425.78	-
Construction in progress	-	462.83	462.83	-
Intangible assets	3,291.56	3,311.93	20.37	0.62
Other non-current assets
Total assets	4,619.57	7,606.74	2,987.17	64.66
Current liabilities	4,244.68	4,244.68	-	-
Long-term liabilities
Total Liabilities	4,244.68	4,244.68	0.00	-
Owner's equity	374.89	3,362.06	2,987.17	796.81
(For details regarding valuation conclusions, see the Schedule of Valuation).
 (B) Preliminary Value Conclusion Drawn Through Income Approach
Through surveys, research and analysis of the present situation of corporate assets and operations and the historical indicators provided by the enterprise, while considering the impact of the country's macroeconomic policies and internal and external environment

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

of the enterprise, the valuers anal sized the relevant operating risks and conduct a reasonable estimate of the earnings, discount rate, income period and other indicators in future years in conjunction with corporate executives and financial, technical staff under the premise the assumptions establish, and determined the valuated value of the entire shareholding interest at RMB 13,834,700.

(C) Conclusions of Valuation
In accordance with relevant state regulations, we have adopted both the asset-based approach and income approach to conduct valuation. The valuated value determined through asset-based approach is RMB33,620,600, and the value determined through income approach is RMB13,834,700, quite different from the former. This is mainly due to the differences in the angles considered in adopting the two approaches of valuation: the asset-based approach considered from the means of assets re-acquisition, and it reflected the value of replacement of the enterprise’s existing assets.; while the income approach considered from the perspective of the enterprise’s future profitability, and it reflected the overall profitability of each asset of the enterprise. We hereby analyzed the main reasons causing such differences:
The enterprise’s heavy non-operating redundancy and relatively higher salary and benefits in operating costs directly affect the enterprise’s income level; hydroelectric generation, as a clean energy production mode, its influence on the enterprise value can’t be reflected in the income approach.
Considering the operating status of Huaneng Hualiangting Hydropower Co., Ltd., we finally decided to use the valuation results through asset-based approach as the final valuation results.
In summary, the valuers concluded that, the conclusions drawn through the income approach are more reliable and persuasive, and can more completely and accurately reflect the value of the enterprise’s inherent entire shareholding interests, therefore, the preliminary valuation conclusions drawn through income approach will be the final valuation conclusions. In other words: as of Reference Date, May 31, 2014, the book value of the entire shareholding interests in Huaneng Hualiangting Hydropower Co., Ltd.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

included into this Valuation is RMB3,748,900, and the valuated value of all shareholding interests is RMB33,620,600 while maintaining the status of the enterprise as an ongoing business, with an increase in value by RMB29,871,700 and increase rate by 796.81%.

XI. NOTE ON SPECIAL MATTERS

1. The valuation conclusions in this Report is a refection of the fair value of valuation target that is determined for the purpose of this Valuation in the principle of open market, without considering the relevant expenses and taxes payable in course of ownership registration or change of such assets, and it has made no preparations for the adjustment of the added value after asset valuation.
2. The valuation conclusions in this Report is a refection of the fair value of valuation target that is determined for the purpose of this Valuation in the principle of open market, without considering the matters relating to mortgage, guarantees and claim for compensations that may be assumed in the future, as well as the effects of special transacting party’s payment of price on valuation conclusions.
3. The Valuation Report is prepared on the basis of the information provided by the Principal and valuated unit who shall be repsonsible for the authenticy, legitimacy and integrity of such information. The valuation agency and certified public valuers shall bear the legal liabilities for the valuation results formed on such basis.
4. In the Conclusions of this Valuation, the valuers carry out no technical testing over the technical parameters and performance of equipments as of the Reference Date, and they make judgment after inquiring of facility managers and operations staff regarding the facility use conditions and conducting on-site investigations, upon the assumptions that the relevant technical information and operation record submitted by the unit subject to this Valuation are authentic and valid. The valuers carry out no technical testing over hidden works and internal structure of the buildings and structures (the parts not visible to the naked eye), and they make their judgments through on-site investigations without the aid of any detecting instruments, upon the consumptions that the relevant engineering information provided by the unit subject to this Valuation is authentic and true.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

5. In this Valuation, the premium or discount caused as a result of the controlling interest, minority holding and other factors are not considered.
6. In this Valuation, the impact of liquidity on valuation target value.
7. The valuation conclusions establish under the assumptions, and shall be used only for the purpose of this share transfer. If there is significant change in the environment of space and time Chaohu Power Plant relies on., the valuers will not assume the liabilities for a different valuation results derived from such significant change in assumptions and valuation basis.
8. There are 26 premises included into this Valuation, and 9 of them, with the building area of 10002.33 square meters, are accompanied by Real Estate Ownership Certificates numbered Fang Di Quan Zheng Tai Hu Zi No. 171840, Fang Di Quan Zheng Tai Hu Zi No. 171870, Fang Di Quan Zheng Tai Hu Zi No. 171890, Fang Di Quan Zheng Tai Hu Zi No. 171910, Fang Di Quan Zheng Tai Hu Zi No. 171900, Fang Di Quan Zheng Tai Hu Zi No. 171880, and Fang Di Quan Zheng Tai Hu Zi No. 171840, both specifying Hualiangting Hydropower Co., Ltd. as the real estate owner.
There are another 16 premises with the building area of 3895.12 square meters that have not obtained the Real Estate Ownership Certificate: among them, 11 premise with the building area of 3244 square meters, are in the process of applying for the Real Estate Ownership Certificate; 4 premises with the building area of 396.34, are in the process of applying for scrap processing; 1 premise with the building area of 254.38 square meters has been dismantled (for details, refer to the Schedule of Asset Valuation).
The written statement of the unit valuated is included into this Valuation, and premises having no real estate ownership certificate are owned by Hualiangting Hydropower Co., Ltd., free from any ownership disputes.
With respect to the index of premise’s building area included into this Valuation, it shall be as described by the real estate ownership certificate if any, or tentatively as declared by Hualiangting Hydropower Co., Ltd. if there is no real estate ownership certificate, and the final building area shall be as described in the real estate ownership certificate.
 9. Upon the request of the Principal, the valuation result of land use right – for the intangible assets described in this Report is a direct reference to the Valuation Report on

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

Land Use Right- the Pricing of Allocated State-owned Construction Land (located at Taihu County, Anhui Province) Use Right Involved in the Transfer of Shares in Huaneng Hualiangting Hydropower Co., Ltd. “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Taihu County, Anhui Province - Hua-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

XII. NOTE ON USE RESTRICTIONS OF THE VALUATION REPORT

1.           This Valuation Report shall be used only for the valuation target and purpose stated herein.
2.           This Valuation Report shall be used only by the users stated herein.
3.           If some or the whole of this Valuation Report is extracted, referred or disclosed to social media, the valuation agency shall review relevant contents, unless otherwise required by laws and regulations and otherwise stipulated by the parties concerned.
4.           This Valuation Report shall be valid for one year, commencing from the Reference Date May 31, 2014 till May 30, 2015
If, after the Reference Date but within the valid term, there is any change in quantity of assets and pricing standards, it shall be disposed in the following principle:
(1)         if there is any change in quantity of assets, it shall be adjusted accordingly as per the original approach of adjustment;
(2)         if there is any change in pricing standards of assets, and such change may have obvious impact on asset valuation results, the Principal shall engage qualified asset valuation agency to re-determine the valuated value;
(3)         if after the Reference Date, there is any change in asset quantity or pricing standards, the Principal shall make corresponding adjustment, taking into full account of such change when actually pricing the assets.

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APPENDIX II(v)	ASSET VALUATION REPORT OF HUALIANGTING HYDROPOWER

5.           The valuation conclusions are based on the above assumptions for valuation, and if there is any significant change in the said assumptions for valuation, it shall re-determine the reference date for valuation.

VIII. VALUATION REPROT DATE

This Valuation Report Date is October 9, 2014.

Legal Representative of Valuation Agency:	Beijing Sinotop Appraisal Co., Ltd.

Certified Public Valuer: Dong Zhibin	Beijing, China

Certified Public Valuer: Wang Junhui	October 9, 2014

Certified Public Valuer: Sun Zhaojun

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

The following is the Asset Valuation Report of Chaohu Power prepared by Beijing Sinotop Appraisal Co., Ltd.

Asset Valuation Report

in relation to

the Proposed Transfer by Huaneng International Power

Development Corporation of its Shares in Huaneng Chaohu Power

Co., Ltd. and All Shareholding Interests Valuation Involved

Zhong Feng Ping Bao Zi (2014) No. 034-1

(1/1)

Name of the Valuation Agency: Beijing Sinotop Appraisal Co., Ltd.
Submission Date: October 9, 2014

- II(vi)-1 -

APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Asset Valuation Report • Statement	II(vi)-3
Asset Valuation Report • Summary	II(vi)-4
Asset Valuation Report • Main Body	II(vi)-5
I. PROFILES OF THE PRINCIPAL, THE UNIT SUBJECT TO THIS VALUATION AND OTHER USERS OF THIS VALUATION REPORT AS STIPULATED IN BUSINESS AGREEMENTS	II(VI)-5
II. PURPOSE OF THIS VALUATION	II(VI)-12
III. DESCRIPTION OF THIS VALUATION TARGET AND SCOPE	II(VI)-12
IV. TYPE AND DEFINITION OF VALUE	II(VI)-14
V. REFERENCE DATE	II(VI)-14
VI. VALUATION BASIS	II(VI)-14
VII. VALUATION APPROACHES	II(VI)-19
VIII. VALUATION IMPLEMENTATION PROCESS AND CONDITIONS	II(VI)-36
IX. ASSUMPTIONS OF THIS VALUATION	II(VI)-38
X. VALUATION CONCLUSIONS	II(VI)-40
XI. NOTE ON SPECIAL MATTERS	II(VI)-42
XII. NOTE ON USE RESTRICTIONS OF THE VALUATION REPORT	II(VI)-43
VIII. VALUATION REPROT DATE	44

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Asset Valuation Report · Statement
In relation to

the Proposed Transfer by Huaneng International Power Development Corporation of its Shares in Huaneng Chaohu Power Co., Ltd. and All Interests Valuation Involved

Zhong Feng Ping Bao Zi (2014) No. 034-1

I. We comply with relevant laws, regulations and asset valuation guidelines and adhere to the principle of independence, objectivity and impartiality in carrying out this asset valuation business; according to the information we have collected in course of our practice, the content of this Valuation Report is objective, and we agree to assume the corresponding responsibilities for a reasonable conclusion of valuation.

II. The information concerning assets, list of liabilities and income estimates of the target of this Valuation shall be submitted and sealed upon confirmation by the Principal and the unit valuated; it is the responsibility of the valuer and any parties concerned to ensure the authenticity, lawfulness and integrity of the information as provided and proper use of the Valuation Report.

III. We have no existing or anticipated interest relationship with the target of this Valuation described in this Valuation Report; have no existing or anticipated interest relationship with any parties concerned, and have no prejudice to any parties concerned.

IV. We have conducted on-site investigations into the target of this Valuation described in this Valuation Report and the involved assets; we have rendered necessary attentions to the title conditions of the target of this Valuation and the involved assets, and have checked the title documents concerning the target of this Valuation described in this Valuation Report and the involved assets, making a truthful disclosure of the problems that we have been found and drawing the attentions of Principal and the parties concerned for perfecting the title conditions so as to satisfy with the requirement of issuing this Valuation Report.

V. Our analysis, judgment and conclusions in this Valuation Report are subject to the assumptions and restrictions, and the users of this Valuation Report shall fully consider the assumptions, restrictions and special notes stated in this Valuation Report and their effects to conclusions.

VI. The purpose of certified public valuer to carry out assets valuation business is to valuate the value of the target of this Valuation and issue professional opinions, and will not assume the responsibilities for decision-making by the parties concerned. Conclusions of the valuation shall not be regarded as a guarantee that the target of this Valuation can realize its valuation price.

VII. The users of this Valuation Report shall pay attentions to the restrictions on use of this Valuation Report.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Asset Valuation Report • Summary
In relation to

the Proposed Transfer by Huaneng International Power Development Corporation of its

Shares in Huaneng Chaohu Power Co., Ltd. and All Interests Valuation Involved

Zhong Feng Ping Bao Zi (2014) No. 034-1

As jointly entrusted by Huaneng International Power Development Corporation and Huaneng Power International, INC., Beijing Sinotop Appraisal Co., Ltd. appointed its certified public valuers to carry out valuations over the market value of all shareholding interest in Huaneng Chaohu Power Co., Ltd. (hereinafter referred to as "Huaneng Chaohu Power Plant") as of 31 May 2014 involved in the Proposed Transfer by Huaneng International Power Development Corporation of its Shares in Huaneng Chaohu Power Co., Ltd. and issue professional opinions in respect thereof as per the assets valuation guidelines, in the principle of independence, objectivity and impartiality and in accordance with the provisions of relevant laws rule and other regulations and according to the recognized methods for asset valuation. We hereby summarize the conditions of asset valuation and valuation results as follows:

I. The purpose of Valuation: equity transfer.

II. Target and scope of Valuation: the target of this Valuation is all shareholding interests in Huaneng Chaohu Power Plant involved in the Proposed Transfer by Huaneng International Power Development Corporation; the scope of Valuation is  all assets and relevant liabilities listed in the balance sheet of Huaneng Chaohu Power Plant as of the Reference Date involved for the purpose of equity transfer, audited by KPMG Certified Public Accountants (special ordinary partnership).

III. Type of Value: market value.

IV. Reference Date: May 31, 2014.

V. Valuation Approach: Asset-based approach and income approach.

VI. Findings and Valid Term:

Conclusions are drawn on the basis of the above valuation: as of the Reference Date May 31, 2014, the book value of ownership interests in Huaneng Chaohu Power Plant included into this Valuation is RMB1,042,721,300, and the valuated value of all shareholding interests is RMB1,663,222,800 while maintaining the status of the enterprise, with a increase in value by RMB620,501,500, and increase rate by 59.51%.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

This Valuation Report shall be valid for one year, commencing from the Reference Date May 31, 2014 till May 30, 2015

VII. Particular Matters Affecting the Valuation Conclusions

1. In the Conclusions of this Valuation, the valuers carry out no technical testing over the technical parameters and performance of equipments as of the Reference Date, and they make judgment after inquiring of facility managers and operations staff regarding the facility use conditions and conducting on-site investigations, upon the assumptions that the relevant technical information and operation record submitted by the unit subject to this Valuation are authentic and valid. The valuers carry out no technical testing over hidden works and internal structure of the buildings and structures (the parts not visible to the naked eye), and they make their judgments through on-site investigations without the aid of any detecting instruments, upon the consumptions that the relevant engineering information provided by the unit subject to this Valuation is authentic and true.

2. Upon the request of the Principal, the valuation result of land use right – for the fixed assets described in this Report is a direct reference to the Valuation Report on Land Use Right “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Anhui Province, Chaohu City- Hua-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

3. Upon the request of the Principal, the valuation result of land use right – for the intangible assets described in this Report is a direct reference to the Valuation Report on Land Use Right “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Anhui Province, Chaohu City- Chu-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

The above text is taken from the said valuation reports, and for more information regarding this Valuation and for a reasonable understanding of valuation conclusions, you should read the main body of valuation report.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Asset Valuation Report • Main Body
In relation to

the Proposed Transfer by Huaneng International Power Development Corporation of its

Shares in Huaneng Chaohu Power Co., Ltd. and All Interests Valuation Involved

Zhong Feng Ping Bao Zi (2014) No. 034-1

To Huaneng International Power Development Corporation;

Huaneng Power International, INC.

As entrusted by your Companies, Beijing Sinotop Appraisal Co., Ltd. appointed its certified public valuers to carry out valuations over the market value of all shareholding interests in Huaneng Chaohu Power Plant as of 31 May 2014 involved in the Proposed Transfer by Huaneng International Power Development Corporation of its Shares in Huaneng Chaohu Power Plant through the asset-based approach and income approach in accordance with relevant laws, rules, asset valuation guideline and as per necessary procedure of valuation. We hereby summarize the conditions of asset valuation as follows:

I. PROFILES OF THE PRINCIPAL, THE UNIT SUBJECT TO THIS VALUATION AND OTHER USERS OF THIS VALUATION REPORT AS STIPULATED IN BUSINESS AGREEMENTS

This project is jointly commissioned by Huaneng International Power Development Corporation and Huaneng Power International, Inc., and the unit subject to this Valuation shall be Huaneng Chaohu Power Plant.

(A) Principal

1. Registration

Company Name: Huaneng International Power Development Corporation

Domicile: C2 South Street, Fuxingmennei, Xicheng District, Beijing

Legal representative: Cao Peixi

Registered Capital: $ 450,000,000

Company Type: Limited Liability Company (joint venture established by Taiwan, Hong Kong or Macao company with domestic company)

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

2. Business Scope:

Investment, construction and operation of power plants and related projects, including the mobilization of domestic and foreign capital, import of complete sets of equipments, machineries and their accessories etc., as well as the provision of parts, materials, fuel and so on for the construction and operation of power plants.

(B) the Principal

1. Registration

Enterprise Name: Huaneng Power International, Inc.

Domicile: Huaneng Headquarters, No. 4 Fuxingmen Nei Street, Xicheng District, Beijing

Legal Representative: Cao Peixi

Registered Capital: RMB14,055,383,440

Paid-in capital: RMB14,055,383,440

Company Type: Company Limited by Shares

2. Scope of business: investment, construction, operation and management of power plants; development, investment and operation of other relevant export-oriented business; heat production and supply (only for those branches authorized by local government).

(C) The Unit Subject to this Valuation

1. Registration

Name: Huaneng Chaohu Power Co., Ltd.

Address: Dayao Village, Xiage Town, Juchao District, Chaohu, Hefei City, Anhui Province

Legal Representative: Li Zhong

Registered Capital: RMB80000.000000

Paid-in Capital: 80000.000000

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Company Type: Limited Liability Company (joint venture established by Taiwan, Hong Kong or Macao company with domestic company)

Scope of Business: items subject to license: N/A. General Business: Construction and operation of the power plant and associated works.

Shareholders (Sponsors): Huaneng International Power Development Corporation (domestic investments of the investment FIEs are converted into the shares of Chinese party), Huainan Mining (Group) Co., Ltd., China Huaneng Group (Hong Kong), Huaneng International Power Development Corporation (domestic investments of the investment FIEs are converted into the shares of foreign party)

2. Historical Evolution

Huaneng Chaohu Power Plant, located at Chaohu City (a county-level city), Hefei City, Anhui Province, has the supercritical thermal power generating units with the planning capacity of 4 × 600MW and initial installed capacity of 1.2 million kilowatts, both invested and built solely by Huaneng International Power Development Corporation. It was formally registered and established in November 2007, building  2 × 600MW domestic supercritical units at its initial phase which were put into commercial operation use in August 2008 and November.

3. Management Structure

The Company sets up 1 general manager, 3 deputy general managers, and 1 chief accountant managing 11 divisions: Engineering Department, Plan Department, Administration Department, Clerical Work Department, Human Resources and Labor Department, Department of Finance, Planning Department, Maintenance Department, Department of Power Generation, Department of Fuel, Department of Fuel Supply and Department of Security and Quality Control.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

4. Shareholding Structure

In April 2009, Huaneng International Power Development Corporation transferred 30% of its shares to Huainan Mining (Group) Co., Ltd. and 10% to China Huaneng Group (Hong Kong) respectively, transforming the Huaneng Chaohu Power Plant into a joint venture invested by Taiwan, Hong Kong or Macao company and domestic company. The shareholding structure is as follows:

No.	Name of Investor	Date of the Last Change in Capital	Investment Ratio	Book Value (RMB)
1	Huaneng International Power Development Corporation	July 01, 2009	60.00	480,000,000.00
2	Huainan Mining (Group) Co., Ltd.	July 01, 2009	30.00	240,000,000.00
3	China Huaneng Group (Hong Kong)	July 01, 2009	10.00	80,000,000.00
4	Total		100.00	800,000,000.00

5. Financial Situation

Corporate balance sheets of the previous as of the Reference Date as follows:

Unit: Ten Thousand Yuan

Assets	May 31, 2014	May 31, 2013	May 31, 2012	May 31, 2011
Current Assets	48,670.46	51,099.45	32,441.82	37,711.23
Non-current assets	254,305.80	270,163.06	274,887.61	283,070.28
Net fixed assets	250,608.17	255,233.10	258,513.70	270,732.32
Construction in process	3,036.49	7,014.60	8,673.51	4,811.22
Engineering Materials	314.13	871.37	511.05
Intangible assets	347.01	7,043.99	7,189.35	7,345.74
Where: land use rights	341.06	7,043.99	7,189.35	7,345.74
Total assets	302,976.26	321,262.51	307,329.43	320,781.51
Current liabilities	39,581.03	61,527.79	113,556.49	139,996.38
Non-current liabilities	159,123.10	159,129.45	119,000.00	119,000.00
Total Liabilities	198,704.13	220,657.24	232,556.49	258,996.38
Owners' equity	104,272.13	100,605.26	74,772.92	61,613.13

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Profit and loss as follows:

Unit: Ten Thousand Yuan

Items	Jan.-May, 2014	2013	2012	2011
I. Business income	98,299.86	255,032.78	242,367.47	242,044.20
Where: Main business income	97,163.05	253,303.18	240,709.91	238,090.64
Other operating income	618.10	1,729.60	1,657.56	3,953.56
Less: operating costs	74,137.57	206,870.28	211,267.49	236,246.06
Where: main business costs	74,137.57	206,078.12	211,249.33	234,041.10
Other operating costs		792.16	18.16	2,204.96
Taxes and surcharges	1,056.86	1,701.06		1,003.93
Selling expenses
Administrative expenses	1,728.64
Financial expenses	4,049.90	11,520.38	14,497.76	13,659.47
Impairment losses on assets
Plus: Income from change in fair value
Investment income
II. Operating profit	17,326.88	34,941.06	16,602.22	-8,865.26
Plus: Non-operating income	9.36	15.26	38.69	57.34
Less: Non-operating expenses	2,064.83	5.18		49.48
IV. Total Profit	15,271.41	34,951.14	16,640.91	-8,857.40
Less: Income tax expenses	3,886.48	9,067.65		103.57
V. Net Profit	11,384.92	25,883.49	16,640.91	-8,960.97
Less: minority interest and loss
VI. Net profit attributable to parent company	11,384.92	25,883.49	16,640.91	-8,960.97

Note: the above 2012 financial data has been audited by Daxin Certified Public Accountants (special ordinary partner) , and it has issued a standard unqualified audit report numbered Daxin Shen Zi [2013] No. 1-2266; the 2013 financial data has been audited by Daxin Certified Public Accountants (special ordinary partner) and it has issued a standard unqualified audit report numbered Daxin Shen Zi [2014] No. 11-00051; the 2014 financial data has been audited by KPMG (special ordinary partner) and it has issued a standard unqualified audit report numbered KPMG Hua Zhen Shen Zi No.1401734 (for more information, refer to the attached audit report).

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

6 Marketing and Production Conditions

The initial-phase Huaneng Chaohu Power Plant adopts the domestic supercritical technology, and its boilers, turbines and generators are manufactured by Harbin Boiler Factory, Harbin Turbine Factory and Harbin Electric Machinery Plant respectively; its environmental protection facilities adopts the technology of full membrane water treatment, wastewater zero emissions, high-voltage electrostatic precipitators and wet FGD synchronization, and it finished the Unit # 1’s SCR denitration transformation in December 2012, and Unit # 2’s denitration transformation in November 2013.

As of May 31, 2014, Huaneng Chaohu Power Plant has generated electricity of 36.865 billion kwh, and paid tax 776 million yuan. Its plan of expanding the Phase II 2×66 kw ultra-supercritical coal-fired units has been approved by the National Energy Administration, and the subsequent approval formalities are being pushing forward.

7. Analysis of Production and Management

(1) Accounting System

Huaneng Chaohu Power Plant conducts accounting recognition, measurement and reporting on an accrual basis. Its fiscal reports are prepared in accordance with the Accounting Standards for Enterprises - Basic Standard, the 38 specific accounting standards and their application guide and any other relevant provisions issued by the Ministry of Finance in February 2006 (collectively, the "Enterprise Accounting Standards").

(2) Tax Policy

The VAT rate applicable to Huaneng Chaohu Power Plant is 17%, and 7% of turnover tax is calculated into the urban maintenance and construction tax, and education surcharge (including local education surcharge) is 5%, business income tax accounts for 25% of the taxable income. Other taxes and fees shall be paid in accordance with relevant state regulations.

(D) Relationship between the Principal and Agency

The Principal, Huaneng International Power Development Corporation holds 60% of the shares in Huaneng Chaohu Power Plant, a subsidiary of Huaneng International Power Development Corporation.

(5) Other Users of this Valuation Report as Stipulated by Business Agreement

Except the Principal, the users of this Valuation Report as stipulated in business agreements shall be the valuation report users stated by national laws and regulations

- II(vi)-11 -

APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

II. PURPOSE OF THIS VALUATION

Huaneng International Power Development Corporation, intending to transfer its shares in Huaneng Chaohu Power Plant to Huaneng Power International, INC., hereby entrusts Beijing Sinotop Appraisal Co., Ltd. to carry out valuations of all shareholding interests in Huaneng Chaohu Power Plant involved in this economic behavior and present reference to the value for this economic behavior.

The economic behavior has been approved in the 22nd Minutes of general manager office meeting of Huaneng International Power Development Corporation.

III. DESCRIPTION OF THIS VALUATION TARGET AND SCOPE

The target and scope of this entrusted valuation is consistent with to the target and scope of the valuation involved in the economic behavior, and relevant data has been audited by KPMG Certified Public Accountants (special ordinary partnership).

(A) Valuation Target

The target of this Valuation is all shareholding interests in Huaneng Chaohu Power Plant as involved for the purpose of equity transfer.

(B) Valuation Scope

The scope of this Valuation is all assets and relevant liabilities listed as of the Reference Date in balance sheet of Huaneng Chaohu Power Plant.

As of the Reference Date May 31, 2014, the net book value of assets of Huaneng Chaohu Power Plant included into this Valuation is RMB1,042,721,300, and the book value of all assets and liabilities included into this Valuation are as follows:

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Unit: Ten Thousand Yuan

Assets	May 31, 2014
Current Assets	48,670.46
Non-current assets	254,305.80
Net fixed assets	250,608.17
Construction in process	3,036.49
Construction materials	314.13
Intangible Assets	347.01
Where: land use rights	341.06
Total assets	302,976.26
Current liabilities	39,581.03
Non-current liabilities	159,123.10
Total Liabilities	198,704.13
Owners' equity	104,272.13
Note: the financial data as of May, 2014 has been audited by KPMG (special ordinary partner) and it has issued a standard unqualified audit report.

(C) Single Asset or Portfolio of Assets that May Have a Greater Impact on Business Value

In this Valuation, the asset that may greatly affect the business value is accounts receivable, inventory, buildings, machinery equipment and intangible assets.

(D) Type, Number and Title Conditions of the Assets Reported by Enterprise

The intangible assets at enterprise book records include 2 purchased software and 1 land use right that has gone through transfer formalities and that is accompanied by certificate of state-owned land use right. Another 3 rights to use the land allocated by state are computed into the fixed assets subject.

(E)Type and Number of the Assets Other than Those Included into the Enterprise’s Reporting Form

Huaneng Chaohu Power Plant has no other assets other than those included into the reporting form.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

(F) A Reference to Report of Other Agency

Upon the request of the Principal, the valuation result of land use right – for the fixed assets described in this Report is a direct reference to the Valuation Report on Land Use Right “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Anhui Province, Chaohu City- Hua-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

Upon the request of the Principal, the valuation result of land use right – for the intangible assets described in this Report is a direct reference to the Valuation Report on Land Use Right “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Anhui Province, Chaohu City- Chu-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

(G) Other Issues Subject to Clarification

N/A.

IV. TYPE AND DEFINITION OF VALUE

According to the valuation purpose, market conditions, valuation target’s condition and other factors, and taking into account of the connection between the type and assumption of value, the type of value under this Asset Valuation shall be: market value.

The definition of market value: Market value refers to the estimated amount of value of the target transacted voluntarily as of the Reference Date in a normal and fair transaction between the buyer and seller who both act rationally and are free from any compulsion.

V. REFERENCE DATE

The Reference Date of this project is May 31, 2014.

The Reference Date for asset valuation is determined through consultations between the principal and valuation agency on the basis of the arrangement in relevant economic behaviors, and in the spirit of ensuring that the valuation result can effectively serve   the purpose of Valuation and of reducing and avoiding the future valuation adjustment issues.

VI. VALUATION BASIS

The national, local and relevant ministerial laws and regulations that we follow in carrying out this asset Valuation, and documents referenced in this Valuation are mainly:

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

(A) Basis of Acts

1. the 22nd Minutes of General Manager’s Office Meeting of Huaneng International Power Development Corporation;

2. Asset Valuation Business Agreement

(B) Legal Basis

1. the Administration of State Asset Valuation issued in Decree 91by the State Council on November 1991;

2. the Law of the People's Republic of China on Enterprise’s State-owned Assets Management (promulgated in the President Decree 5 on October 28, 2008);

3. the Interim Measures for the Transfer and Management of State-owned Assets (promulgated in the 3rd Decree of SASAC and the Ministry of Finance on December 31, 2003);

4. the Circular concerning Several Issues on Strengthening the Management of Enterprise State-owned Assets Valuation (Guo Zi Fa Chan Quan [2006] No. 274;

5. the Interim Measures for the Administration of Valuation of Enterprise State-owned Assets, promulgated in the 12th Decree by the State-owned Assets Supervision and Administration Commission, State Council;

6.the Circular on Relevant Issues Concerning Enterprise’s State-owned Property Transfer (by the SASAC under the State Council, Guo Zi Chan Quan Fa (2006) No. 306);

7. the Circular of Distributing the Filing Guideline for State-owned Assets Valuation Projects ( Guo Zi Chan Quan Fa (2013) No. 64);

8. the Circular of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the National Implementation of VAT Transformation and Reform (Cai Shui [2008] No. 170);

9. the Regulations on Mandatory Scrapping Standards of Motor Vehicles (by the Ministry of Commerce, Development and Reform Commission, Ministry of Public Security, and the Ministry of Environmental Protection in the 12th Decree, 2012);

10. the Interim Regulations of the People's Republic of China on Vehicle Purchase Tax (the State Council Decree [2000] No. 294);

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

11. the Interim Regulations of the People's Republic of China on Value Added Tax (State Council Decree No. 538) and the Implementation Rules of the People’s Republic of China on Value Added Tax (Decree of the Ministry of Finance and the State Administration of Taxation No. 50);

12. the Property Law of the People's Republic of China (the President of the People's Republic of China, Presidential Decree No.62, March 16, 2000);

13. Other laws and regulations related to assets valuation.

(C) Basis of Standards

1. the Asset Valuation Standards - Basic Standards;

2. the Code of Ethics for Asset Valuation - Basic Standards;

3. the Asset Valuation Standards - Valuation Report;

4. the Asset Valuation Standards - Valuation Procedures;

5. the Asset Valuation Standards - Business Agreement;

6. the Asset Valuation Standards - Working Papers;

7. the Asset Valuation Standards - Work by Using Experts;

8. the Asset Assessment Code of Ethics - Independence;

9. the Asset Valuation Standards - Machinery and Equipments;

10. the Asset Valuation Standards - Real Estate;

11. the Asset Valuation Standards - Intangible Assets;

12. the Asset Valuation Standards - Enterprise Value;

13. the Guidelines for State-owned Assets Valuation and Reporting;

14. the Guiding Opinions for Certified Public Valuer’s Attentions on Legal Title of Valuation Object;

15. the Guiding Opinions for the Type of Value of Asset Valuation;

16. the Real Estate Valuation Standards (GB/T50291-1999);

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

17. the Grading Standards for House Damage Level (issued by the former Ministry of Urban and Rural Construction and Environmental Protection).

(IV) Title Basis

1. Land use certificate;

2. House ownership certificate;

3. Driving license;

4. Oversized equipments purchase contracts and related title documents.

(E) Pricing Basis

1. Materials concerning financial accounting and business management, provided by the enterprise;

2. Budget Quota for Electric Construction Projects (2013 Edition);

3. Duration Quota for Electric Construction Projects (2012 Edition);

4. Reference Cost Index of the Limits of Thermal Power Engineering Design (2013 Level);

5. Provisions on Budget Preparation and Computation of Thermal Power Generation Project Construction (2013 Edition);

6. Handbook for Quotation of 2014 Electromechanical Products;

7. Huicong Business - the National Office Automation Market;

8. Charging Standards for Construction Projects Supervision and Related Service Fa Gai Jia Ge [2007] No. 670;

9. the Interim Measures on Management of Service Charge for Bidding Agent Service Ji Jia Ge [2002] No. 1980;

10. the Regulations on Management of Engineering Survey and Design Charge Ji Jia Ge [2002] No.10;

11. the Circular on Several Issues Concerning Charges for Environmental Impact Consulting Service Ji Jia Ge [2002] No. 125;

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

12. the Circular on Reducing the Charging Standards of Some Construction Projects and Regulating Charging Acts and Several Issues Fa Gai Jia Ge [2011] No. 534;

13. the Handbook of the Most Updated Data and Parameters Frequently Used in Asset Valuation (China Economic and Science Press);

14. the Handbook of Data Series That Are Frequently Used in Construction Projects (China Building Industry Press);

15. the Handbook of Prompt Calculation of Engineering Cost of Ancillary Construction Projects (China Building Industry Press);

16. the Loan Interest Schedule of the People's Bank of China (implemented as of July 6, 2012);

17. the Regulations on Financial Management in Basic Constructions (Cai Jian [2002] No. 394, implemented as of November 23, 2002);

18. the Interim Measures of the State Development Planning Commission on Charges for Bidding Agent Service (SDPC Ji Jia Ge [2002] No. 1980, implemented from January 1, 2003);

19. the Circular of the State Development Planning Commission and the State Environmental Protection Administration on Regulating the Charging for Environmental Impacts Consulting Services (Ji Jia Ge [2002] No. 125, implemented from January 31, 2002);

20. the Regulations of the State Planning Commission and the Ministry of Construction on Management of Engineering Survey, Design and Charge (Ji Jia Ge [2002] No. 10, implemented from March 1, 2002);

21. the Regulations of the National Development and Reform Commission and the Ministry of Construction on Management of Changes for Construction Projects Supervision and related Services (Fa Gai Jia Ge [2007] No. 670, implemented from May 1, 2007);

22. the financial statements and audit reports of previous years, provided by the enterprise;

23. the future annual business plan, etc., provided by relevant department of the enterprise;

24, the feasibility study report, project investment budget, design estimates and other materials provided by the enterprise;

25. the relevant materials collected by valuers through on-site survey, market investigation.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

VII. VALUATION APPROACHES

In accordance with the Circular of the SASAC concerning Several Issues on Strengthening the Management of Enterprise State-owned Assets Valuation, if the asset valuation involves enterprise value, two approaches or above shall be adopted in principle and listed in valuation report when carrying out valuation of the enterprise which is as a ongoing business, and on the basis of actual conditions, shall identify one valuation result as the result of valuation report after conducting adequate and comprehensive analysis.

In accordance with Article 22 of the Valuation Standards - Enterprise Value issued by the China Appraisal Society: "the certified public valuer shall conduct valuation business over the enterprise value according to the valuation purpose, valuation target, type of value, data collection and other conditions, and shall analyze whether the basic three approaches, such as income approach, market approach and cost approach (asset-based approach) are applicable so as to select the appropriate one or more basic approaches for asset valuation."

1, Market Approach

The market approach under the approaches of valuation for enterprise value refers to  the method of valuation by which the value of target is determined by comparing the valuation targets with comparable listed companies or comparable trading cases.

The Two specific market approaches that are commonly used are listed-company and trading-case comparison approaches. Under the market approach, the current fair market value of valuation target is determined with reference to the actual market transaction, and it has the characteristics of an intuitive evaluation process and data for valuation taken from market. However, if adopting the market approach, you need to acquire an appropriate reference for market transactions.

The main reason for this assessment did not use the market approach is: we take into account China's current assessment of the target is similar to the transaction is small, and relatively low degree of information disclosure, few cases of comparable transactions. This assessment is not collected due to the appropriate comparable cases, not suitable for the use of market methods.

2. Income Approach

The income approach under the approaches for valuation of enterprise value refers to the method of valuation by which the valuation target is determined by capitalizing or converting the anticipated income. The specific income approaches commonly used include dividend discount method and cash flow discount method. Income approach uses the enterprise’s intrinsic value as the fundamental basis – to valuate the enterprise value on the basis of its future profitability, it reflects the essence of enterprise value that the owner may have. But it is quite difficult to estimate the enterprise’s future earnings and to select the appropriate discount rate, and it needs certain basic conditions.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Considering that Huaneng Chaohu Power Plant has existed for a long time and operates stably in recent years and will have good prospects for future development, it is appropriate for it to adopt the income approach.

3. Asset-based Approach

The asset-based approach under the approaches for valuation of enterprise value refers to the method of valuation by which the value of valuation target is determined after reasonably valuating the assets and liabilities included into and excluded from the enterprise reporting form on the basis of the balance sheet of the enterprise subject to valuation as of the Reference Date.

For the purpose of this Valuation, the unit subject to this Valuation provided the list of assets and coordinated with the valuers to conduct an on-site check, and appropriately adopted the asset-based approach for their valuations.

In summary, we adopted the asset-based approach and income approach in this Valuation.

In the end, the valuers analyzed the preliminary value conclusions drawn by adopting different approaches of valuation, and formed their reasonable conclusions of value after comprehensively considering the different approaches of valuation, the reasonableness of preliminary conclusions of value, and quality and quantity of the data as used.

(A) Asset-based Approach

In this Valuation, we have adopted the asset-based approach to carry out valuations over all shareholding interest in Huaneng Chaohu Power Plant, in other words, we first adopt the appropriate approach to valuate the fair value of all assets and then summarize them and deduct the liabilities due of Huaneng Chaohu Power Plant, we finally get our valuated value of all shareholding interests.

Specifically, the approaches of valuating all assets and liabilities are summarized as follows:

1. Monetary funds: we conducted verifications over the cash and book value of bank deposits as of the Reference Date, after that, we determined the valuated value by deducting the accounts-in-transit that affect the net assets from the book value or carrying amount.

2. Other credit-featured assets: mainly accounts receivable, prepayments, other receivables and so on. First analyze their business content, age and repayment conditions, and mainly investigate into the Principal debtor's use of funds and operating condition, and after that, identify the amounts recoverable as the valuated value.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

3. Inventories: All are raw materials stored in the enterprise warehouse with good storage conditions.

The valuers first conducted random checks of raw materials to see whether the accounts and schedules are consistent with physical quantities, and to make it clear whether there is any damage, obsolescence, shortage or overage. Secondly, based on the count results, they would carry out categorized valuations as per such factors as the length of time since such materials were purchased on the basis of the actual stock quantity and the actual situations. For the coal and oil with great value that were purchased by the enterprise, its valuated value shall be determined at the market price as of the Reference Date; other raw materials are purchased recently, and their book value is close to the market price as of the Reference Date. The book value basically reflects the market price, and in this Valuation, the valuated value is determined at the verified book value.

4. Buildings

For the special purpose of this Valuation, taking into account of the feature of buildings assets that subject to valuation, we have adopted in this Valuation the cost of replacement approach to valuate the buildings (structures) built by the enterprise that are included into this Valuation.

The net valuated value of the main self-built buildings is calculated on the basis of the building’s complete replacement value, calculated at the current fixed standard, construction fees and loan interest rate as per the works quantity of the buildings  based on the engineering information and completion information, and the depreciation rate determined after comprehensively considering the life of buildings and after conducting on-site survey of buildings.

Buildings’ valuated value = complete replacement value × depreciation rate

For other buildings, the complete replacement value and net valuated value are determined by method of analogy after conducting an on-site survey and comprehensively considering the factors of valuation.

(1) Complete Replacement Value

The complete replacement value is composed of the construction and installation cost, preliminary and other fees, and capital costs.

Determination of the construction and installation costs

The construction and installation costs include the total costs of civil works, drainage and electrical engineering.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

For the productive building (structure) of power plant, it shall be subject to the work quantity verified through on-site survey, and to calculate the quota of direct costs in accordance with the Budget Quota for Electric Construction Projects (2007 Edition (Volume I and II )) whereas the shortfall shall be supplemented by the local budget quota. To calculate other direct costs, indirect costs, profit and tax and then get the construction costs.

Construction Cost = project direct costs + other direct costs + indirect costs + profit + tax

For the valuation of other premise of the Plant, the cost adjustment coefficient will be calculated by comparing the construction costs of some assets categorized into premise calculated in accordance with the Budget Quota for Electric Construction Projects (2013 Edition) with the original final value of construction, then adjust the valuation coefficient as per the price index of different years, finally the  construction cost of the buildings (structures) will be calculated by adopting the methods of coefficient adjustment.

For those buildings (structures) with small value, simple structure but large numbers, the overall construction and installation costs are determined by the method of per square meter cost. In other words, to first group the same or similar buildings (structures), then to determine the base cost per square meter at the local normal construction level, construction quality and renovation standards of the buildings (structures) as of the Reference Date on the basis of the type of building (structure) and its functions, then, on the basis of that, to increase or decrease the price by adopting the method of estimate and covert the amount of such increase or decrease into the per square meter cost of the building on the basis of the features of such building (structure) (such as different story heights, span, decoration, the degree of difficulty in construction) the workload calculated through on-site measurements, finally, the standard of per square meter cost is determined as the overall cost of construction and installation.

‚ Determination of Preliminary and other Expenses

The preliminary and other expenses include two parts, the construction fee charged by local government and the expenses other than construction and installation costs that are invested by the construction unit for the construction project. The preliminary and other costs shall be calculated in accordance with the Regulations on the Preparation and Calculation of Budget for Thermal Power Generation Projects of the state and electrical power departments, and the calculation formula and data as stipulated in the Regulations shall be as follows:

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

No.	Item	Formula	Rate/Yuan	Basis
I.	Project management fee
1	Legal person management fee	Construction and installation cost x rate	2.22%	Guo Neng Dian Li [2013] No. 289
2	Tendering fee	Construction and installation cost x rate	0.39%	Guo Neng Dian Li [2013] No.289
3	Project supervision fee	Construction and installation cost x rate	1.60%	Guo Neng Dian Li [2013] No.289
4	Project settlement and audit fee	Construction and installation cost x rate	0.19%	Guo Neng Dian Li [2013] No.289
5	Project insurance premium	Construction and installation cost x rate	0.038%	Guo Neng Dian Li [2013] No.290
II	Technical service fee for project construction for
6	Costs for the project’s preliminary work	Construction and installation cost x rate	1.55%	Guo Neng Dian Li [2013] No.289
7	Survey and design expense	Construction and installation cost x rate	2.04%	Ji Jia Ge [2002] No.10
8	Design document review cost	Construction and installation cost x rate	0.08%	Guo Neng Dian Li [2013] No.289
9	Post-project appraisal fee	Construction and installation cost x rate	0.11%	Guo Neng Dian Li [2013] No.289
10	Electric power engineering quality detection fee	Construction and installation cost x rate	0.17%	Guo Neng Dian Li [2013] No.289
11	Cost of management in the preparation of technical and economic standards for electrical engineering	Construction and installation cost x rate	0.10%	Guo Neng Dian Li [2013] No.289
12	Termite control charge	Construction and installation cost x rate	2.50	Wan Jia Fang [2003] No. 105
	Sub-total	Construction and installation cost x rate	8.49%

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

ƒ Determination of Capital Cost

The cost of capital is the loan interest accrued on the funds invested during the construction period, and the interest, i.e. capital cost coefficient as per the settlement percentage of single machine of each single unit, construction period, the ratio each unit account for the total investment as enquired according to the methods of settlement of single machine for power engineering projects. In accordance with the Regulations on the Preparation and Calculation of Budget for Thermal Power Generation Projects numbered [2013] No. 139 issued by the China Electricity Council in 2013 and the unit’s preliminary design report, a reasonable period of construction of 2 × 600MW is determined at 28 months, and loan interest rate for 1-3 years of loan as implemented as of the Reference Rate is 6.15%, so the capital cost, i.e. interest coefficient is 5.75%.

(2 × 600MW) Interest Coefficient Computation Sheet

Unit Capacity	1#	2#
Construction period (months)	26	28
Interest rate (1-3 years of loan interest rate)	6.15%
Year	1st Year	2nd Year	3rd Year	Total
Generator units investment ratio	35%	45%	20%	100.00%
Interest coefficient	1.08%	3.60%	1.07%	5.75%

 (2) Depreciation Rate

For the architectural assets, the depreciation rate is determined by the method of Integrated Depreciation Rate and the formula is:

Depreciation Rate = Surveyed depreciation rate × 60% + Depreciation rate determined by life × 40%

Of which:

Depreciation rate determined by life = (economic life -  nominal serviced life) ÷ economic life × 100%

In addition to the duration life of building (structure), it also considers the conditions of housing overhaul, etc. when determining the economic life. Under the Real Estate Valuation Standards (GB/T50291-1999), taking into account of the features of building (structure) determined in this Valuation, the reference economic life is as follows:

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

No.	Name of Item	Type of Structure	Use Environment	Suggested Economic Life
1	Production premise	Steel	Corrosion free	50
		Reinforced Concrete		50
		Brick and Concrete Structure		40
		Brick-wood structure		30
		Steel	Corrosion	40
		Reinforced Concrete		40
		Brick and Concrete Structure		30
		Brick-wood structure		20
2	Non-production premise	Steel		55

No.	Name of Item	Type of Structure	Use Environment	Suggested Economic Life
		Reinforced Concrete		60
		Brick and Concrete Structure		50
		Brick-wood structure		40
		Simple structure		10
3	Open storage	Concrete		30
		Brick		20
4	Dam (small and medium sized)	Concrete gravity dam		60
5	Open framework (tube)			30
6	Cooling tower, water tower	Reinforced Concrete		40
7	Chimney	Reinforced Concrete		40
8	Quay berth			40
9	Impounding reservoir			30
10	Oil pool, oil tank, sewage pool			20
11	Well			30
12	Roadway			20
13	Fence			30
14	Pipeline			30
15	Ductile cast iron pipeline			50

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Surveyed depreciation rate: it divides the main factors influencing the extent of the housing newness into three parts: structural part (base, main structure and roofing), decorative parts (doors and windows, internal and external decoration and others), and the facilities (water, electricity and heating). It will determine the standard score of each part of factor of different structural forms by identifying the weights of the said three factors affecting the building (structural) costs, then the valuated score will be determined on the basis of the actual conditions learned through on-site survey, and as a result, the surveyed depreciation rate is determined.

The on-site scoring table as follows:

Item		Standard Score	Valuated Score
Structure G	1 Base	25
	2 Load-bearing structure	25
	3 Non-load-bearing structure	15
	4 Roof	20
	5 Ground	15
	Subtotal: G=（1+2+3+4+5）×Weight
Decoration S	6 Windows	25
	7 Inside whitewash	30
	8Outside whitewash	30
	9 Other	15
	Subtotal: S=（6+7+8+9）×Weight
	10 Water and sanitary	40

Facilities B	11 Lighting	25
	12 Heating	35
	Subtotal: B=（10+11+12）×Weight
Score (A): A=（G+S+B）×Weight

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Weighting coefficient reference:

Structure type	Reinforced Concrete Structure			Brick-concrete Structure			Post and panel structure			Other structure
Weighting coefficient	Structure	Decoration	Facilities	Structure	Decoration	Facilities	Structure	Decoration	Facilities	Structure	Decoration	Facilities
Floor 1	0.80	0.10	0.10	0.65	0.20	0.15	0.75	0.15	0.10	0.85	0.10	0.05
Floor2 and 3	0.75	0.12	0.13	0.60	0.20	0.20	0.70	0.20	0.10
Floor 4-6	0.70	0.15	0.15	0.55	0.20	0.25
Floor 7 or above	0.75	0.12	0.13

 (3) Determination of the Valuated Value

Valuated Value = complete replacement value × depreciation rate

5. Machinery Equipments

For the purpose of this Valuation, the machinery equipments shall be valuated by adopting the method of cost replacement and market approach based the market price in the principle of sustainable use. It shall also consider the characteristics and data collection conditions of the equipments entrusted to be valuated, and the approach of replacement cost is the main approach of valuation.

The method of cost replacement refers to the method by which the value of assets subject to valuation is determined by deducting the material obsolete devaluation, functional and economic obsolete devaluation that have occurred with the assets subject to valuation from the total cost required to re-purchase or build a new state of the asset subject to valuation under the current conditions. The formula applicable to the method of cost replacement are as follows:

Valuated Value = complete replacement value × depreciation rate

The market approach is mainly applicable to the computers in use or other electronic equipments that have a long life, and their value will be determined by comparison with the trading price at similar equipment market.

(1) Determination of Complete Replacement Value

1) Determination of Complete Replacement Value of Machinery Equipments Complete Replacement Value = equipment purchase price (including tax) + transport charges (tax included) + installation and commission fee + other financial expenses + Cost - deductible VAT

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

  Purchase Price

The purchase price will be determined by enquires with the manufacturer or trading company and it will also refer to the 2014 Handbook of Quotation for Electromechanical Products and Reference Cost Index of the Limits of Thermal Power Engineering Design (2013 Level) and other pricing information, as well as the recent contract price for similar equipments during the same period.

Under the Interim Regulations of the People's Republic of China on Value Added Tax (State Council Decree No. 538, the People’s Republic of China) implemented as of January 1st, 2009, the Implementation Rules of the Interim Regulations of the People’s Republic of China on Value Added Tax (Decree of the Ministry of Finance and the State Administration of Taxation No. 50) and the Circular of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the National Implementation of VAT Transformation and Reform (Cai Shui [2008] No. 170) and other relevant regulation, from January 1, 2009, with respect to the input VAT occurring when the general VAT taxpayers purchase (including by donations, physical investment) or build (including the renovation and expansion, installation) occurs fixed assets and use them for the taxable items (hereinafter referred to as VAT on Fixed Assets), they can deduct such from the output taxes upon presentation of the VAT invoices, VAT payment books for customs import and settlement documents used for transportation costs (collectively, the VAT Deduction Vouchers).

As the unit subject to this Valuation belongs to general taxpayer, the purchase price of equipments does not include tax in this Valuation.

‚ Transport Fees

Determined based primarily on the corresponding provisions of the Budget Cost Structure and Calculation Standards of Thermal Power Generation Projects (2013) issued by the China Electricity Council, and the Handbook of Commonly Used Data and Parameters for Asset Valuation, and it also considers the market survey and other factors.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Under the Interim Regulations of the People's Republic of China on Value Added Tax implemented as of January 1st, 2009 and the Document numbered Cai Shui [2013] No. 106, with respect to the transportation costs incurred by the general VAT payers in purchasing the fix assets, it is allowed to deduct the input tax from the sales tax at the tax rate of 11% of the transportation costs, so:

Before-tax transport fees = before-tax purchase price × transport fee rate

After-tax transport fees = before-tax purchase price × transport fee rate/(1 + 11%)

ƒ Installation and Commission Fee

The engineering costs are calculated directly mainly according to the calculation rules of the Budget Quota for Electric Construction Projects (2013 Edition), and other measures costs, indirect costs, profits and taxes will be calculated in accordance with Provisions on Budget Preparation and Computation of Thermal Power Generation Projects (2013 Edition).

For those small-sized equipments not subject to installation, the installation and commissioning costs are not considered.

„ Other Costs

Other costs are determined in accordance with the Provisions on Budget Preparation and Computation of Thermal Power Generation Projects (2013 Edition) issued by the National Development and Reform Commission and the Regulations on Management of Engineering Survey and Design Charge Ji Jia Ge [2002] No.10 issued by the  State Development Planning Commission and the Ministry of Construction. Other costs include project management fees, technical service charge for project construction, production preparation fees, and other expenses. For more details, see below:

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

No.	Name of Cost	Calculation Basis	Rate
I.	Project management fee
1	Legal person management fee	Installation cost	2.22%
2	Tendering fee	Original equipment cost+ Installation cost	0.39%
3	Project supervision fee	Installation cost	1.60%
4	Equipments supervision fee	Original equipment cost+ Installation materials	0.30%
5	Project settlement and audit fee	Installation cost	0.19%
6	Engineering maintenance fee	Original equipment cost+ Installation cost	0.038%
II	Technical service fee for the project
1	Costs for the project’s preliminary works	Installation cost	1.55%
2	Technical service charge for full set of equipment	Original equipment cost	0.30%
3	Survey and design expense	Original equipment cost+ Installation cost	2.04%
4	Design document review cost	Original equipment cost+ Installation cost	0.08%
5	Post-project appraisal fee	Installation cost	0.11%
6	Electric power engineering quality detect cost	Installation cost	0.17%
7	Post-smoke & gas desuljuration appraisal cost	Original equipment cost+ Installation cost	0.03%
8	Special equipment safety detection cost	Rated power output (Kw)	2.3 元/KW
9	Cost of management in the preparation of technical and economic standards of electrical projects	Installation cost	0.10%
III	System debugging and commissioning cost for compete start	Installation cost	12.58%
IV	Transport cost for oversized parcels	Installation cost	0.48%
	Total

… Capital Costs

Capital cost = (before-tax equipment purchase price + transport charges + Installation and commission cost + other charges) × coefficient of capital interest

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Under the Regulations on the Preparation and Calculation of Budget for Thermal Power Generation Projects numbered [2013] No. 139 (2013 Edition) and the unit’s preliminary design report, the period of construction for the first unit is determined at 26 months, and 28 months for the second unit. On the basis of the interested rate of 6.15% for 1-3 years of loan as implemented as of the Reference Rate, and according to the methods of settlement of single machine for power engineering projects, the interest, i.e. capital cost coefficient is determined as per the settlement percentage of single machine of each single unit, construction period, the ratio each unit account for the total investment as enquired, so the capital cost, i.e. interest coefficient is 5.75%. The calculation process is as follows:

Unit Capacity	1#	2#
Construction period (months)	26	28
Interest rate (1-3 years of loan interest rate)	6.15%
Year	1st Year	2nd Year	3rd Year	Total
Generator units investment ratio	35%	45%	20%	100.00%
Interest coefficient	1.08%	3.60%	1.07%	5.75%

† Deductible VAT = equipment purchase costs/1.17×0.17+ equipment transport fees /1.11×0.11

2) Determination of the Complete Replacement Price of Office Equipments (Electronic Equipments)

Complete Replacement Price = equipment purchase price (excluding tax) + transport charges (the installation and commissioning costs should be considered if equipments needs installation and commissioning test) (excluding tax)

3) Determination of the Complete Replacement Price of Vehicles

Complete Replacement Price = vehicle purchase price + purchase surtax + documentation cost of license, testing and driving license:

Of which: purchase surtax = vehicle purchase price ÷ 1.17 × 10%; and the documentation cost of license, testing and driving license will be determined according to the local level.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

(2) Determination of Depreciation Rate

1) Determination of Depreciation Rate for Machinery Equipments

The depreciation rate will be assessed by integrating the method of surveyed depreciation rate and method of depreciation rate determined by life, while comprehensively considering the physical depreciation, and functional and economic depreciation devaluation.

Integrated Depreciation Rate = depreciation rate determined by life × 40% + the surveyed depreciation rate × 60%

Depreciation rate determined by life= actual life/economic life × 100%

By on-site survey, the valuer can learn the use, repair and maintenance conditions of the equipments and determine a reasonable economic life, nominal serviced life and the actual life and calculate the depreciation rate. For the major equipments and those which have experienced material repair and alteration, their depreciation rate will be determined through on-site survey and a comprehensive consideration of the life method, or adjusted on the basis of the depreciation rate obtained by the service life method.

2) Determination of Depreciation Rate of Electronic Equipments

Determined by the service life method while at the same time considering the quickly updated features of electronic devices.

3) Determination of Depreciation Rate of Vehicles

Under the Regulations on Mandatory Scrapping Standards of Motor Vehicles (by the Ministry of Commerce, Development and Reform Commission, Ministry of Public Security, and the Ministry of Environmental Protection in the 12th Decree, 2012), the depreciation rate shall be determined by comprehensively adopting the service method, method of actual service life and method of on-site survey.

The assets involved in impairment provision of machinery equipments have been considered accordingly in the subject of said assets, so the impairment provision of machinery equipment is zero.

6. Fixed Assets - Land

Upon the request of the Principal, the valuation result of land use right – for the fixed assets described in this Report is a direct reference to the Valuation Report on Land Use Right “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Anhui Province, Chaohu City- Hua-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

7. Construction in Process

In this Valuation, the construction in progress is valuated by adopting the method of replacement cost, in other words, to determine the price for replacement by identifying the total cost required to re-form the quantity of finished works of construction in progress as of the Reference Date under normal conditions. It needs to determine the depreciation sum and such depreciation shall be deducted from the compete replace value when there is obviously serious physical, functional and economic depreciation; if the construction period is short, it needs to consider the factors leading to such deprecation.

8. Engineering Material

During this Valuation, the valuers has carried out random checks over the general ledger and subsidiary ledgers with the enterprise’s coordination, verifying the quantity of engineering materials and checking their quality and conditions. By enquiring of the enterprise’s procurement department the market price of such engineering materials. Due to a short stock age and stable market price, the engineering materials’ price essentially has no change, and their valuated value should be the book value.

9. Intangible Assets

Intangible assets include the right to use the allocated state-owned land and software.

(1) Intangible Assets - State-owned Land Use Right

Upon the request of the Principal, the valuation result of land use right – for the intangible assets described in this Report is a direct reference to the Valuation Report on Land Use Right “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Anhui Province, Chaohu City- Chu-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

(2) Software

For the purchased software, the valuers have learned its main functions and features first, checking the purchase contract, invoice, payment voucher and other materials of the purchased software, enquiring the current market price of software suppliers or searching it online to determine the valuated value by adopting the price of replacement.

10. Liabilities

The liabilities include short-term borrowings, accounts payable, advance payments, employee benefits payable, taxes payable, other accounts payable, interest payable, long-term borrowings and so on. The certified public valuer has carried out review and verification over the enterprise’s liability, and on the basis of such verification, the valuated sum shall be the amount of liabilities the enterprise actually needs to assume as of the Reference Date.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

(B) Income Approach

We adopt the cash flow discount method to carry out valuation over the business assets of the unit subject to this Valuation as of the Reference Date, and our specific method we have selected for this purpose is the free cash flow discount model. The value of primary business of the unit subject to this Valuation is calculated on the basis of the enterprise’s free cash flow within the next several years by summarizing the free cash flow as properly discounted.

The value of primary business of the unit subject to this Valuation, plus the value of other assets, and minus the value of other liabilities, will make the entire corporate value of the unit subject to this Valuation, which, minus the value of interest-bearing debts, will make the entire shareholding interests value.

In the earnings model, the matters requiring further explanation are as follows:

1. Calculation of Enterprise Free Cash Flow

Enterprise Free Cash Flow During Forecast Period = net profit + depreciation and amortization + financial expenses (after tax) – capital cost - working capital variance

2. Calculation of the Value of Primary Business of the Unit Subject to This Valuation

The value of primary business of the unit subject to this valuation is refers to the value of the enterprise’s business assets.

Calculation formula of the value of primary business of the unit subject to this valuation is as follows:

Where: V— Enterprise’s Primary Business Value;

FCFFn— Estimated Enterprise’s Free Cash Flow during t period;

WACCn—Estimated Weighted Average Cost of Capital;

t - Estimate Period;

n - Estimate Year.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

3. Scope of Other Assets

In this model, the range of other assets, including long-term equity investments, surplus assets and non-operating assets, and accordingly, the value of other assets equals to the value of long-term equity investment, surplus assets and non-operating assets.

(1) Long-term equity investment is the external equity investment of the enterprise. Under normal circumstances, with respect to the determination of the value of long-term controlling-share investment, the estimated value of all shareholders’ interests in the unit invested on a long-term basis, multiplied by the ratio of shares held by the investing unit in the unit invested, will make the value of shares in the unit invested; with respect to the determination of the value of long-term non-controlling shares investment: the value of non-controlling shares having stable dividend yields for previous years shall be determined through the dividend discount model, but for the non-controlling shares having no stable dividend yields for the previous years, the value shall be determined after the book value of net assets of the invested unit as of the Reference Date is multiplied by its shareholding percentage.

(2) Surplus Assets and Non-operating Assets

Assets of the unit subject to this Valuation as of the Reference Date are categorized into the operating assets and non-operating assets. The operating assets, referring to the assets related to the business operation of the unit subject to this Valuation, are further categorized into valid and invalid assets. Valid assets refer to the assets being used or to be used in the future for the production and operation of the enterprise, while the invalid assets, also known as surplus assets, refer to the assets not used yet as of the Reference Date or not to be used in the future. The surplus assets and non-operating assets are defined as follows:

Surplus assets refer to the assets held for operating purpose by the enterprise in excess of the demands of the enterprise during the enterprise’s special period. Such assets have no direct connections with the enterprise earnings. To judge whether the unit subject to this Valuation has surplus assets by anal sizing the asset allocation conditions and corporate earnings and by further understanding the operation conditions of the enterprise.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

Non-operating assets refer to the assets held for non-operating purpose by the enterprise that have no direct connections with the production and operating activities of the enterprise, such as the premise and vehicles intended for its shareholders, short-term stock and bond investments of industrial manufacturing companies, and affiliates’ current accounts irrelevant with the primary business of the enterprise, etc..

The value of long-term equity investment, surplus assets and non-operating assets shall be settled on the basis of the features of such assets, and different methods of valuation may be adopted to determine their value.

4. Scope of Other Liabilities

In this model, other liabilities other include surplus liabilities, non-operating liabilities and other liabilities, and accordingly, the value of other liabilities shall equal to the total value of surplus liabilities and non-operating liabilities.

5. Calculation of All Shareholding Interests Value

The calculation formula of all shareholding Interests value is:

All Shareholding Interests Value = entire corporate value - the value of interest-bearing debts

Entire Corporate Value = enterprise primary business value + value of other assets - value of other liabilities

VIII. VALUATION IMPLEMENTATION PROCESS AND CONDITIONS

In accordance with the relevant laws, regulations and asset evaluation guidelines, this Valuation fulfills the appropriate valuation procedures. The specific implementation process is as follows:

(A) A Clear Understanding of the Basic Matters Concerning Valuation Business We have conducted consultations with the Principal with respect to the major matters concerning the users of this Valuation Report other than the valuated unit and Principal, valuation purpose, valuation target and scope, type of value, Reference Date, restrictions over the Valuation Report users, submission date and method of the Valuation Report, total charge for valuation service, payment time and methods, and have gain a clear understanding thereof.

(B) Execution of Business Agreement

To sign business agreement with the Principal on the basis of the specific conditions of valuation business after giving a comprehensive analysis and assessment of our professional competence, independence and business risk.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

(C) Preparation of Valuation Plan

To prepare the valuation plan according to the requirement over assets valuation, and this involves identifying the specific steps of valuation, time schedule, personnel arrangement, preparation of technical plans for asset valuation for examination and approval of relevant responsible person of the enterprise.

(D) On-site Investigation

1. To guild the Principle, valuated unit and other parties concerned to check the assets, prepare the details relating to valuation target and valuation scope;

2. To conduct investigations by enquiries, correspondence, reconciliation, supervision of inventory taking, exploration, inspection, etc. to understand the current conditions of valuation targets and pay attentions on the legal title of valuation targets; if it is inappropriate to conduct investigations on an item-by-item basis, a random investigation can be conducted as per the degree of importance.

(E) Collection of Valuation Materials

To collect the information obtained directly and independently from market or other channels, the information obtained by the Principal, the valuated unit and other parties concerned, and the information obtained from governmental departments, professional bodies and other relevant departments; and to conduct necessary analysis, summarize and organize the valuation data collected.

(F) Valuation Estimates

1. To select the appropriate approach of valuation based on relevant conditions such as the conditions of collecting the data regarding valuation targets, type of value and valuation information by anal sizing whether the market approach, income approach or asset-based approach is applicable;

2. To select the corresponding formula for analysis, calculation and judgment among the approaches of valuation, and form the preliminary valuation conclusions;

3. To conduct a comprehensive analysis of the preliminary valuation conclusions to form the final valuation conclusions.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

(G) Preparation and Submission of Valuation Report

1. To prepare the valuation report in accordance with the laws, regulations and asset valuation guidelines and finalize the asset valuation report after the internal three-level review;

2. Subject not to affecting the independent judgment over the finalized valuation conclusions, to submit asset valuation report to the Principal after necessary communications with the Principal or relevant parties permitted by the Principal with respect to the terms of valuation report.

(H) Working Papers Filing

To sort out the working papers in accordance with the laws, regulations and asset valuation guidelines, and timey form the valuation files together with such valuation report.

IX. ASSUMPTIONS OF THIS VALUATION

During the Valuation, we have followed the following assumptions; if such assumptions do not hold, it will have a significant impact on valuation conclusions.,

(A) General Assumptions and Qualifications

1. We assume that after the Reference Date, there will be no significant change in the valuated unit, and the political, economic and social and other macro environment in which the valuated unit carried out its business.

2. We assume that there will be no significant change in the laws and regulations relating with the operation of the valuated unit within the income period other than the laws and regulations enacted or enacted but not implemented by the government as of the Reference Date that may affect the business operation of the valuated unit;

3. We assume that after the Reference Date, the exchange rate, interest rates, tax rate and inflation rate and other factors involved in the business operation of the evaluated unit will not have significant impact on the operating conditions within the income period (taking into account of the interest rate changes from the Reference Date to the Report Date);

4. We assume that after the Reference Date, no irresistible and incidental events that may affect the operation of the unit will occur;

5. We assume that the valuated unit and assets can run and be used continuously during the future income period;

6. We assume that the accounting policies adopted by the valuated unit during the future income period are consistent with the accounting policies as of the Reference Date in all material aspects, and that they have continuity and comparability;

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

7. We assume that during the future income period, the valuated unit complies with the national laws and regulations, and that will not violate relevant laws;

8. We assume that the valuated unit is responsible entity, and its management level has the capacity to bear responsibilities, and that during the future income period, on the basis of the conditions as of the Reference Date, there will be no significant change in the key management and technical personnel of the valuated unit that may affect its business operation, and that the management team grows stably, and no significant change that may affect its business operation will occur on its management system.

(B) Special Assumptions and Restrictions

1. In this Valuation, we assume that, the management and business personnel of the valuated unit are stable, and that there will be no significant change in the future management and business team;

2. Unless there is definite evidence as of the Reference Date that the there will be significant change in production capacity of the invested fixed assets after the income period, we assume that the valuated unit will have no significant fixed asset investment activities that may affect its business operation during the future income period, and the enterprise’s production capacity will be valuated as per the conditions as of the Reference Date;

3. In this Valuation, we do not consider the effect of the valuated unit’s equity investment projects on its value as of the Reference Date;

4. We assume that, during the future income period, the enterprise’s taxable income  is consistent with the total profit, free from significant variance timing variance in adjustment matters;

5. We assume that, during the future income period, the valuated unit maintains the turnover conditions on accounts receivable and payable familiar to those of previous years, and that there will not significant variance and loan default, compared with previous years;

6. We assume that main assets of the valuated unit for power generation are operated in line with the design requirements, and that the equipment service life is not extended.

According to the requirements of asset valuation, we concluded that these assumptions established as of the Reference Date and we will not assume the liabilities for a different valuation conclusion derived from the change of assumptions if there will be major change in the future economic environment.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

X. VALUATION CONCLUSIONS

(A) Preliminary Value Conclusions Drawn Through the Asset –based Approach

In the Principle of independence, impartiality, scientificness and objectiveness, we have formed the following preliminary value conclusions by adopting the asset-based approach after following the mandatory procedure of assets valuation.

As of the Reference Date, May 31, 2014, the book value of total assets of Huaneng Chaohu Power Plant included into this Valuation is RMB3,029,762,600, and the valuated value of RMB3,445,371,700, with a value increase by RMB415,609,100, and increase rate of 13.72%. the book value of liabilities is RMB RMB1,987,041,300 and the valuated value of RMB1,987,041,300, with no increase or decrease in value; the book value of shareholders' equity is RMB1,042,721,300, and the valuated value of all shareholding interests is RMB1,458,330,400 while maintaining the status of the enterprise as an ongoing business, with an increase in value by RMB 415,609,100 and increase rate by 39.86%. For the specific results of the Valuation of various types of assets, refer to the table below:

Unit: Ten Thousand Yuan

Name of Item	Book Value	Valuated Value	Increase/Decrease	Increase/Decrease Rate
Current assets	48,670.46	48,726.68	56.22	0.12
Non-current assets	254,305.80	295,810.49	41,504.69	16.32
Where: Long-term equity investment
Fixed assets	250,608.17	292,415.53	41,807.36	16.68
Construction in progress	3,036.49	2,596.86	-439.63	-14.48
Intangible assets	347.01	483.97	136.96	39.47
Deferred tax assets
Total assets	302,976.26	344,537.17	41,560.91	13.72
Current liabilities	39,581.03	39,581.03
Long-term liabilities	159,123.10	159,123.10
Total liabilities	198,704.13	198,704.13
Owners' equity	104,272.13	145,833.04	41,560.91	39.86

(For details regarding valuation conclusions, see the Schedule of Valuation).

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

(B) Preliminary Value Conclusion Drawn Through Income Approach

Through surveys, research and analysis of the present situation of corporate assets and operations and the historical indicators provided by the enterprise, while considering the impact of the country's macroeconomic policies and internal and external environment of the enterprise, the valuers anal sized the relevant operating risks and conduct a reasonable estimate of the earnings, discount rate, income period and other indicators in future years in conjunction with corporate executives and financial, technical staff under the premise the assumptions establish, and determined the valuated value of the entire shareholding interest at RMB 1,663,222,800.

(C) Conclusions of Valuation

In accordance with relevant state regulations, we have adopted both the asset-based approach and income approach to conduct valuation. The valuated value determined through asset-based approach is RMB1,458,330,400, and the value determined through income approach is RMB1,663,222,800, quite different from the former. This is mainly due to the differences in the angles considered in adopting the two approaches of valuation: the asset-based approach considered from the means of assets re-acquisition, and it reflected the value of replacement of the enterprise’s existing assets.; while the income approach considered from the perspective of the enterprise’s future profitability, and it reflected the overall profitability of each asset of the enterprise. We hereby anal sized the main reasons causing such differences:

Huaneng Chaohu Power Plant is operating two sets of 600MW supercritical coal-fired generating units that have large capacity and high efficiency, leading the domestic industry in terms of its technical and economic indicators, and at same time, it is establishing the smoke and gas desulfurization and denitration facilities with a higher income level.

Huaneng Chaohu Power Plant is profitable, and its generating units have a strong competitive advantage in the Anhui region. The valuation results acquired through income approach can reasonably reflect the value of the enterprise as of the Reference Date. By comprehensively anal sizing the two valuation approaches, valuation results and valuation purpose, the income approach can reflect objectively the market value of the entire shareholding interests in the valuated unit as of the Reference Date.

In summary, the valuer concluded that, the conclusions drawn through the income approach are more reliable and persuasive, and can more completely and accurately reflect the value of the enterprise’s inherent entire shareholding interests, therefore, the preliminary valuation conclusions drawn through income approach will be the final valuation conclusions. In other words: as of Reference Date, May 31, 2014, the book value of the entire shareholding interests in Huaneng Chaohu Power Plant included into this Valuation is RMB1,042,721,300, and the valuated value of all shareholding interests is RMB1,663,222,800 while maintaining the status of the enterprise as an ongoing business, with an increase in value by RMB 620,501,500 and increase rate by 59.51%.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

XI. NOTE ON SPECIAL MATTERS

1. The valuation conclusions in this Report is a reflection of the fair value of valuation target that is determined for the purpose of this Valuation in the principle of open market, without considering the relevant expenses and taxes payable in course of ownership registration or change of such assets, and it has made no preparations for the adjustment of the added value after asset valuation.

2. The valuation conclusions in this Report is a reflection of the fair value of valuation target that is determined for the purpose of this Valuation in the principle of open market, without considering the matters relating to mortgage, guarantees and claim for compensations that may be assumed in the future, as well as the effects of special transacting party’s payment of price on valuation conclusions.

3. The Valuation Report is prepared on the basis of the information provided by the Principal and valuated unit who shall be responsible for the authenticity, legitimacy and integrity of such information. The valuation agency and certified public valuers shall bear the legal liabilities for the valuation results formed on such basis.

4. In the Conclusions of this Valuation, the valuers carry out no technical testing over the technical parameters and performance of equipments as of the Reference Date, and they make judgment after inquiring of facility managers and operations staff regarding the facility use conditions and conducting on-site investigations, upon the assumptions that the relevant technical information and operation record submitted by the unit subject to this Valuation are authentic and valid. The valuers carry out no technical testing over hidden works and internal structure of the buildings and structures (the parts not visible to the naked eye), and they make their judgments through on-site investigations without the aid of any detecting instruments, upon the consumptions that the relevant engineering information provided by the unit subject to this Valuation is authentic and true.

5. Upon the request of the Principal, the valuation result of land use right – for the fixed assets described in this Report is a direct reference to the Valuation Report on Land Use Right “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Anhui Province, Chaohu City- Hua-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

6. Upon the request of the Principal, the valuation result of land use right – for the intangible assets described in this Report is a direct reference to the Valuation Report on Land Use Right “(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Anhui Province, Chaohu City- Chu-1”issued by Beijing Zhongdi Huaxia Land& Real Estate Valuation Co., Ltd. For more information regarding the course of land use right valuation, please refer to the said Valuation Report on Land Use Right.

7. In this Valuation, the premium or discount caused as a result of the controlling interest, minority holding and other factors are not considered.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

8. In this Valuation, the impact of liquidity on valuation target value.

9. The valuation conclusions establish under the assumptions, and shall be used only for the purpose of this share transfer. If there is significant change in the environment of space and time Chaohu Power Plant relies on., the valuers will not assume the liabilities for a different valuation results derived from such significant change in assumptions and valuation basis.

XII. NOTE ON USE RESTRICTIONS OF THE VALUATION REPORT

1.	This Valuation Report shall be used only for the valuation target and purpose stated herein.

2.	This Valuation Report shall be used only by the users stated herein.

3.
If some or the whole of this Valuation Report is extracted, referred or disclosed to social media, the valuation agency shall review relevant contents, unless otherwise required by laws and regulations and otherwise stipulated by the parties concerned.

4.	This Valuation Report shall be valid for one year, commencing from the Reference Date May 31, 2014 till May 30, 2015

If, after the Reference Date but within the valid term, there is any change in quantity of assets and pricing standards, it shall be disposed in the following principle:

(1)	if there is any change in quantity of assets, it shall be adjusted accordingly as per the original approach of adjustment;

(2)
if there is any change in pricing standards of assets, and such change may have obvious impact on asset valuation results, the Principal shall engage qualified asset valuation agency to re-determine the valuated value;

(3)
if after the Reference Date, there is any change in asset quantity or pricing standards, the Principal shall make corresponding adjustment, taking into full account of such change when actually pricing the assets.

5.
The valuation conclusions are based on the above assumptions for valuation, and if there is any significant change in the said assumptions for valuation, it shall re-determine the reference date for valuation.

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APPENDIX II(vi)	ASSET VALUATION REPORT OF CHAOHU POWER

VIII. VALUATION REPROT DATE

This Valuation Report Date is October 9, 2014.

Legal Representative of Valuation Agency:______Beijing Sinotop Appraisal Co., Ltd.

Certified Public Valuer: Dong Zhibin           Beijing, China

Certified Public Valuer: Wang Junhui         October 9, 2014

Certified Public Valuer: Sun Zhaojun

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

The following is the Asset Valuation Report of Ruijin Power prepared by China Appraisal Associates

Asset Valuation Report
In connection with
All Rights and Interests of Shareholder of Huaneng Ruijin Power Generation Co., Ltd. Involved in the Proposed Transfer by Huaneng International Power Development Corporation of Equity in Huaneng Ruijin Power Generation Co., Ltd.

Zhong Tian Hua Zi Ping Bao Zi [2014] No. 1252

China Appraisal Associates
October 9, 2014

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

Statement		II(vii)-3
Summary		II(vii)-4
I.	Profile of the clients, the party undergoing the valuation and other users of the valuation report as are specified in the Letter of Engagement	II(vii)-7
II.	Purpose of valuation	II(vii)-11
III.	The company subject to the valuations and scope	II(vii)-12
IV.	Type of value and its definition	II(vii)13
V.	Reference date of valuation	II(vii)-14
VI	Valuation basis	II(vii)-14
VII	Valuation methodology	II(vii)-17
VIII.	Implementation of valuation procedures.	II(vii)-35
IX.	Valuation hypotheses	II(vii)-36
X.	Conclusion of Valuation	II(vii)-37
XI.	Statement on special issues	II(vii)-40
XII	Description of the use limitation of the valuation report	II(vii)-42
XIII	Submission date of this valuation report. .	II(vii)-43

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

Statement

1. We comply with all laws and administrative regulations and assets valuation standards, and uphold the principles of independence, objectivity and fairness in the present valuation project.

2. Certified public values are obliged to comply with all applicable laws, administrative regulations and asset valuation standards, evaluate the objects and issue professional valuation opinions. The party that commissions the valuation and other relevant parties, for their part, are obliged to provide any and all materials necessary for the valuation, ensure the authenticity, legality and integrity of such materials, and use the valuation report in a proper way.

3. We do not have any existing or potential interest in the party undergoing the valuation as specified in the valuation report; furthermore, we do not have any interest, existing or potential, in any of the relevant parties, and therefore do not have any prejudice against or bias for any such party.

4. We have carried out on-site investigation and assessment of the company subject to the valuation and the assets involved. We have paid due and proper attention to the ownership of the company subject to the valuation and the assets involved and examined and verified the legal ownership certification; however, we do not make any guarantee in any form whatsoever in connection with the legal ownership of the company subject to the valuation.

5. The analyses, judgment and conclusion in the valuation report issued by us are subject to the hypothesis and qualifications in the valuation report. Therefore, users of the present report are advised to give proper consideration to the hypotheses, qualifications and description of special items as well as their effect on the valuation conclusion.

6. Our assessment of the company subject to the valuation’s values and our professional opinions are intended as reference for the realization of economic activities. The present valuation report should be used by the users exclusively for the purpose specified in the report within the term of validity. This valuation agency or any of the undersigned certified public valuers may be held responsible for any and all consequences of any improper use of this report.

7. Certified public valuers engage themselves in asset valuation exclusively for the purpose of assessing the values of the object and issue professional opinions and hence do not assume any decision-making responsibilities of any of the relevant parties. The valuation conclusion may not be deemed as guarantee for any expected price of the company subject to the valuation.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

Asset Valuation Report
In connection with All Rights and Interests of Shareholder of Huaneng Ruijin Power Generation Co., Ltd. Involved in the Proposed Transfer by Huaneng International Power Development Corporation of Equity in Huaneng Ruijin Power Generation Co., Ltd.

Summary
Zhong Tian Hua Zi Ping Bao Zi [2014] No. 1252

Upon authorization by the China Huaneng Group and Huaneng International Power Development Corporation, China Appraisal Associates carried out valuation of the rights and interests of shareholder of Huaneng Ruijin Power Generation Co., Ltd.. involved in the proposed transfer by Huaneng International Power Generation Corporation of equity in Huaneng Ruijin Power Generation Co., Ltd.., for the purpose of providing evaluation reference for the intended equity transfer.

Pursuant to the purpose of the valuation, the company subject to the valuation of the present valuation project is the rights and interests of the shareholder of Huaneng Ruijin Power Generation Co., Ltd., the valuation scope covers all the assets and relevant liabilities of Huaneng Ruijin Power Generation Co., Ltd. on the reference date of valuation. The exact scope of the valuation is subject to the balance sheet and valuation statements provided by the Huaneng Ruijin Power Generation Co., Ltd..

May 31, 2014 is adopted as the reference date of valuation.

In the present valuation project, market values are adopted as the type of values.

On the precondition of continuous use and open market, and based on the actual circumstances of the company subject to the valuation as well as all other relevant factors, the Huaneng Ruijin Power Generation Co., Ltd.. was comprehensively evaluated according to the asset-base approach and the revenue-based approach and a valuation conclusion was reached.

In view of the applicability precondition of the valuation methods and the valuation purpose, the conclusion drawn through the asset-basis method was adopted as the final conclusion.

During the valuation process, the valuation team of our company went through the required and necessary valuation procedures for the assets within the eligible valuation scope in accordance with the rules and regulations of the industry. The said procedures include:

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

inventory verification, on-site investigation, market research and consultation, and assessment estimates, among others.

On the basis of the above work and subject to the fulfillment of all valuation preconditions and presumptions, the following valuation conclusion was reached:

Result arrived at through the asset-basis method: as of the reference date of valuation, namely, May 31, 2014, the book value of the total assets of Huaneng Ruijin Power Generation Co., Ltd.. was 2,462.0911 million Yuan, the book value of total liabilities was 2208.3708 million Yuan, with the book value of the company’s net assets standing at 253.7203 million Yuan; the total assets of the company was evaluated to be 2548.9236 million Yuan, with an added value of 86.8325 million Yuan, a net added-value rate of 3.53%; the total liabilities were evaluated to be 2,208.3708 million Yuan; the net assets of the company were evaluated to be 340.5528 million Yuan, with an added value of 86.8325 million Yuan and an added-value rate of 34.22%.

When they use the valuation conclusion, the users are specially advised to pay attention to the special items and subsequent important items as specified in this report.

The valuation conclusion in this report are valid for one year as of the reference date, i.e., until May 30, 2015.

Re-valuation will be necessary after the one-year period expires. Users are advised to pay attention to the following items when they use the valuation conclusion:

1. One of the intangible assets of Huaneng Ruijin Power Generation Co., Ltd.., namely, the land use right was acquired by the company in August 2009. The land use certificate, whose identification number is Gan Guo Yong [2009] No. 12-34, covers a land lot of 863,665 square meters, which is within the category of land assigned by the state to be used by a designated user. Please note that by the date when this report was issued, the company had yet to obtain an official reply from the authorities permitting the company to retain the right to use the said land lot.

2. Huaneng Ruijin Power Generation Co., Ltd.. had purchased two housing properties. The two properties, whose certificate identification numbers are Gan Fang Chan Quan Zheng Zi No. 00119292 and Gan Fang Chan Quan Zheng Zi No. 00119292, were built in December 2008 and covered a total floor space of 258.28 square meters, with an original book value of 792,785.40 Yuan and net book value of 575,046.29 respectively. The owner of the two properties as indicated on the certificates thereof is Huaneng Power International Inc. Huaneng Power International Inc. and Huaneng Ruijin Power Generation Co., Ltd.. have furnished the payment certification, ownership statement and other deeds, which prove that the two properties are held by Huaneng Ruijin Power Generation Co., Ltd..

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

3. By the date when this report was issued, Huaneng Ruijin Power Generation Co., Ltd.. had yet to procedure property certificate for any of its 51 buildings, including the main factory building, and the administrative building, which were constructed after December 2008. The buildings covered a total eligible floor space of 62,534.98 square meters, with an original book value of 262,681,830.27 Yuan and a net book value of 212,646,641.81 Yuan. Huaneng Ruijin Power Generation Co., Ltd.. has furnished the construction contract, payment certificates and ownership statements and other relevant deeds and documents in connection with the above buildings, certifying that the above buildings, for which property certificates are yet to be issued, are held by Huaneng Ruijin Power Generation Co., Ltd..

4. By May 31, 2014, the long-term collateral security loans of Huaneng Ruijin Power Generation Co., Ltd.. included: 294,000,000 Yuan in guaranteed bank lending (294,000,000 Yuan on December 31, 2013), which was guaranteed by Huaneng Power International Inc, and whose principal is scheduled to be repaid in installments between 2014 and 2021. Using as pledge its legal right to charge fees for the electricity it generates and sells as well as all benefits in connection with the right, Huaneng Ruijin Power Generation Co., Ltd.. had borrowed 32,000,000 Yuan on a long-term basis (39,250,000 Yuan on December 31, 2013), The principal is scheduled to be repaid between 2014 and 2016 by installments and the interest is paid on a quarterly basis.

5. Among the intangible assets of Huaneng Ruijin Power Generation Co., Ltd.. is a donation to primary schools in Jiangxi Province, which were built under Project Hope, a state-sponsored program aiming at developing elementary education in underdeveloped areas of the country. According to the special audit report under the present valuation project, the donation, which was made during the preparatory stage of Huaneng Ruijin Power Generation Co., Ltd.., involves an original book value of 16 million Yuan and a net value of 14.24 million Yuan. In view of the fact this sum of money did not have any corresponding tangible assets, this donation was evaluated as null in the present valuation.

The above are quotations from the main body of the report. Those who want to learn more details on the present valuation project and properly understand the valuation conclusion are advised to read the main body of the present report.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

Asset Valuation Report
In connection with
All Rights and Interests of Shareholder of Huaneng Ruijin Power Generation Co., Ltd. Involved in the Proposed Transfer by Huaneng International Power Development Corporation of Equity in Huaneng Ruijin Power Generation Co., Ltd.

Zhong Tian Hua Zi Ping Bao Zi [2014] No. 1252

China Huaneng Group and Huaneng International Power Development Corporation:

Upon your authorization, China Appraisal Associates assessed the market value (as of May 31, 2014) of all the shareholder’ rights and interests of Huaneng Ruijin Power Generation Co., Ltd.., involved in the proposed equity transfer by Huaneng International Power Development Corporation in accordance with relevant laws, administrative regulations as well as asset valuation standards and principles, and pursuant to the asset-basis and revenue-based methods of valuation and applicable necessary valuation procedures.

Following is a report on the valuation:

I.     Profile of the clients, the party undergoing the valuation and other users of the valuation report as are specified in the Letter of Engagement

The parties commissioning the present valuation project are China Huaneng Group and Huaneng International Power Development Corporation; the party undergoing the valuation is Huaneng Ruijin Power Generation Co., Ltd... Other users of the valuation report specified in the Letter of Engagement are the regulatory bodies under relevant laws and regulations on state-owned assets administration to which the report must be filed to. Except for the abovementioned bodies, no third party that obtains this report may be deemed as user of this report, and the valuation agency or any certified public valuer may be held responsible in any way whatsoever for any loss or damages that may arise in relation to or as a result of such third party’s misuse of the valuation report.

(I)	profile of the clients

overview of client 1

1. Name: China Huaneng Group (hereafter, “CHNG”)

2. Domicile: No. 6, Fuxing Mennei Street, Xicheng District, Beijing, China

3. Name of legal representative: CAO Peixi

4. Registered capital: RMB20 billion (Read: RMB TWENTY BILLION ONLY)

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

5. Paid-in capital: RMB20 billion (Read: RMB TWENTY BILLION ONLY)

6. Organizational form: limited liability company (exclusively state-owned)

7. Business scope: specially licensed business scope: (none); general business scope: primary business: power development, investment, construction, operation & management, power (heating) production and sales, finance, coal, transportation, development of new energy, environmental protection-related industries and products, investment, construction, production, marketing, operation and management of industrial investment.

Overview of client 2:

1. Name: Huaneng International Power Development Corporation

2. Registered domicile: No. 2 Fuxing Mennan Street, Xicheng District, Beijing, the People's Republic of China

3. Registered capital: 450 million US dollars

4. Name of legal representative: CAO Peixi

5. Business scope: Investment, construction and operation of power plants and related projects, including the mobilization of domestic and foreign capital, import of complete sets of equipment and accessories and machinery, etc., as well as the supply of spare parts, materials and fuel for the construction and operation of power plants.

(2) profile of the entity undergoing the valuation:

1. name: Huaneng Ruijin Power General Co., Ltd..

2. Form of organization: limited liability company (exclusively foreign-invested corporation)

3. registered capital: RMB 536,923,299.02 (Read: FIVE HUNDRED AND THIRTY-SIX MILLION, NINE HUNDRED AND TWENTY-THREE THOUSAND, TWO HUNDRED AND NINETY-NINE POINT ZERO TWO Yuan only)

4. Registered address: Maoian Township, Ganxian County, Ganzhou City, Jiangxi Province, China

5. Legal representative: SONG Zhiyi

6. Business scope: construction, operation and management of power plants and relevant projects (subject to special provisions by the state, if any)

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

7. Business profile:

Huaneng Ruijin Power Generation Co., Ltd.. (hereafter “Ruijin Power” or “the Company”) was founded on the basis of its predecessor, the Preparatory Office of Huaneng Ruijin Power Plant, which was established in December 2005 as the preparatory body for Huaneng Ruijin Power Plant, a business created exclusively with investment from Huaneng International Power Development Corporation. Huaneng Ruijin Power Generation Co., Ltd.. was formally incorporated and registered on June 3, 2008, with a registered capital of 536,923,299.02 Yuan. By May 31, 2014, Huaneng International Power Development Corporation had invested a total of 536,923,299.02 as capital in the company. The company is a subsidiary wholly owned by Huaneng International Power Development Corporation, and has been managed by Huaneng Power International Inc. upon authorization by Huaneng International Power Development Corporation.

As of the reference date of valuation, the equity structure of Huaneng Ruijin Power Generation Co., Ltd.. is as shown in the table below:

Unit: 10,000 Yuan

Investor	Registered capital	Proportion of registered capital	Structure of paid-in capital	Percentage of shares held （%）
Huaneng International Power Development Corporation	53,692.33	100.00%	53,692.33	100.00%
Total	53,692.33	100.00%	53,692.33	100.00%
8. Financial standing: following are the audited main asset and operation indicators of Huaneng Ruijin Power Generation Co., Ltd.. in the latest three years and on the reference date of valuation:

Unit: 10,000 Yuan

Item	May 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Value of total assets	246,209.11	240,947.10	261,793.53	268,377.82
Value of total liabilities	220,837.08	220,034.54	250,080.14	256,800.99
Value of net assets	25,372.03	20,912.56	11,713.39	11,576.83
Item	January Through May, 2014	The year 2013	The year 2012	The year 2011
Revenue from main business	53,684.58	135,218.36	131,348.27	136,223.52

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

Item	May 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Total profits	4,459.47	8,430.57	136.56	-23,566.49
Net profits	4,459.47	8,430.57	136.56	-23,566.49

The financial data for the year 2013 and May 2014 in the above tables are quoted from a standard unqualified audit report ([2014] No. 1522) issued by the Beijing Office of PricewaterhouseCoopers China (a special general partnership). The financial data for the years 2011 and 2012 are quoted from a standard unqualified annual audit report ([2012] No. 1-1188) issued by WUYIGE Certified Public Accountants.

9. State of business operation

Huaneng Ruijin Power Plant is a project sponsored by China Huaneng Group to boost economic development in southern Jiangxi Province, former bases of the Chinese revolution. Built in Ganxian County, Ganzhou City, Jiangxi Province, the plant is conveniently located: it lies on the western bank of Gongjiang River and is 14 kilometers and 19 kilometers to Ganxian County and Ganzhou City; to the north of the plant is National Highway No. 323 and Beijing-Kowlong Railway, and to the south is Xiamen-Chengdu Expressway.

Occupying an area of about 1600 mu (about 1.07 square kilometers), it has a planned capacity of 2×350MW + 2×1000MW, which are to be installed in two phases, with potential for further expansion of capacity. By the date when this report was issued, the necessary approval was yet to be procured for the second phase of the plant and hence the second phase had not been formally started. In the first phase of the plant, two domestically manufactured 350,000-kilowatt supercritical units had been installed, along with corresponding flue gas desulfurization devices, and denitration facility was under construction. All the three main generators of the plant were manufactured by Harbin Electric Corporation. The coal supplies for the plant are mostly imported from overseas or procured from state-owned large coal mining enterprises, and are brought directly to the plant by the “combined ocean-rail freight model”. There is a specially built rail link between the plant and the Beijing-Kowlong Railway. The cooling water used by the plant is collected from the nearby Gongjiang River on the secondary-circulation model. The electrical power generated by the plant is exported via 4-circuit 220 kV lines onto the power grid, mainly the provincial power grid of Jiangxi Province. The project was approved by the National Development and Reform Commission on April 25, 2007. Construction work started on April 29 of the same year. The project was completed and launched into operation on December 18, 2008. Unit 1 of the plant a 350,000 kilowatts supercritical unit, is the first of its kind in China; Unit 2 of the plant is a landmark unit of Huaneng Group, with a total installed capacity of over 80 million kilowatts.

After it became operational, phase 1 of the power plant has been operating smoothly, with good records of equipment reliability. In terms of the main technical and economic indicators, the units are among the best of the country, with all wastes generated during the production process, including slag, ash, and gypsum, fully recycled and utilized, thus achieving clean production and eco-efficient operation. The plant has an average annual electrical power output of over 3.5 billion kwh.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

10. Major accounting standards

In accounting treatment and preparing accounting statements in connection with its business operations, Huaneng Ruijin Power Generation Co., Ltd.. follows the Accounting Standards for Business Enterprises and Accounting Standard for Enterprises – Application Guidance, both promulgated by the Ministry of Finance on February 15, 2006, as well as other applicable provisions.

11. Relation between the clients and the business undergoing the valuation

Of the two clients, Huaneng International Power Development Corporation is the controlling parent company of the business under valuation, i.e., Huaneng Ruijin Power Generation Co., Ltd.. and China Huaneng Group is the ultimate controlling parent company of the business under valuation.

(III) profile of other users of the valuation report as specified in the Letter of Engagement

The users of this valuation report are the clients, the business under valuation, relevant parties to the economic activities and relevant regulatory bodies to which this report is required to be filed in accordance with relevant regulations on state-owned assets administration.

Unless any law or administrative regulation of the state provides otherwise, no entity or individual, in the absence of confirmation by the valuation agency and the clients, may not become user of this valuation report on the ground that such entity or individual obtains this report.

II. Purpose of valuation

Huaneng International Power Development Corporation plans to transfer to Huaneng Power International Inc. the equity that the form holds in Huaneng Ruijin Power Generation Co., Ltd... The purpose of the present valuation project is to provide reference for all the rights and interests of the shareholder of Huaneng Ruijin Power Generation Co., Ltd.. involved in the planned transfer by Huaneng International Power Development Corporation of the equity it holds in Huaneng Ruijin Power Generation Co., Ltd..

Relevant economic activities and the official written approvals thereof have been included into the appendix to this valuation report.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

III. The company subject to the valuations and scope

(I) according to the purpose of the present valuation project, the objects of the valuation are the rights and interests of the shareholder of Huaneng Ruijin Power Generation Co., Ltd..

(II) In light of the purpose and the abovementioned the company subject to the valuations, the scope of the present valuation project is the total assets and liabilities of the Huaneng Ruijin Power Generation Co., Ltd.. on the reference date of valuation.

After auditing, the total book value of total assets, total liabilities and net assets of the company are 2,462.0911 million Yuan, 2,208.3708 million Yuan and 253.7203 million Yuan respectively. Specifically, current assets and non-current assets of the company were 405.5231 million Yuan and 2,056.5680 million Yuan respectively; the current liabilities and non-current liabilities of the company were 676.8708 million Yuan and 253.7203 million Yuan.

Following are the types and book values of the assets of the Huaneng Ruijin Power Generation Co., Ltd.. included into the valuation scope:

Unit: 10,000 Yuan

Items	Book value
Current assets	40,552.31
Non-current assets	205,656.80
Among which: fixed assets	191,465.77
Works under construction	8,601.61
Construction materials	46.48
Intangible assets	5,542.93
Long-term deferred expenses
Total assets	246,209.11
Current liabilities	67,687.08
Non-current liabilities	153,150.00
Total liabilities	220,837.08
Net assets	25,372.03

1. The major assets within the scope of this valuation project are the production buildings and structures, machinery and equipment, vehicles, electronic devices, works under construction and engineering materials, among others.

Of the housing properties: Huaneng Ruijin Power Generation Co., Ltd.. had purchased two housing properties. The two properties, whose certificate identification numbers are Gan Fang Chan Quan Zheng Zi No. 00119292 and Gan Fang Chan Quan Zheng Zi No. 00119292, were

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

built in December 2008 and covered a total floor space of 258.28 square meters, with an original book value of 792,785.40 Yuan and net book value of 575,046.29 respectively. The owner indicated on the two certificates is Huaneng Power International, Inc., inconsistent with the party actually holding the two properties. The owner indicated on the certificates and the actual holder of the ownership of the two properties have furnished payment certificates and a ownership statement and other documents, proving that the two properties were held by Huaneng Ruijin Power Generation Co., Ltd.. The business under valuation, i.e., Huaneng Ruijin Power Generation Co., Ltd.. had yet to procedure property certificate for any of its 51 buildings, including the main factory building, and the administrative building, which were constructed after December 2008. The buildings covered a total eligible floor space of 62,534.98 square meters, with an original book value of 262,681,830.27 Yuan and a net book value of 212,646,641.81 Yuan. Huaneng Ruijin Power Generation Co., Ltd..has furnished the construction contract, payment certificates and ownership statements and other relevant deeds and documents in connection with the above buildings, certifying that the above buildings, for which property certificates are yet to be issued, are held by Huaneng Ruijin Power Generation Co., Ltd...

2. The business under valuation did not report any intangible assets unrecorded in the books.

3. The business under valuation did not report any off-balance-sheet assets.

(III) The entrusted the company subject to the valuations and scope are consistent with the company subject to the valuations and scope involved in the economic activities.

(IV) Conclusions quoted from the reports issued by other institutions. The financial statements as of the reference date of valuation were audited by PricewaterhouseCoopers, which duly issued the standard unqualified audit report ([2014] No. 1522).

By May 31, 2014, the reference date of valuation, Beijing Zhongdi Huaxia Real Estate Appraisal Co., Ltd.. issued a land evaluation report (Zhong Di Hua Xia [2014] Ping Zi No. 71) for Assigned Land Lot No. 1 of Ganxian County, Jiangxi Province. On the basis of the report, valuers from China Appraisal Associates examined the ownership and current state of the said land lot after accessing and verifying the license to use the said land lot. The evaluation conclusion (with land assignment fee payable on the reference date already deducted) of Beijing Zhongdi Huaxia Real Estate Appraisal Co., Ltd.. was quoted on the basis of proper verification as the appraisal value of the land use right in connection with the said land lot.

IV. Type of value and its definition

In light of the purpose and objects of the present valuation project, market value was adopted for the present valuation project. Market value refers to the estimated value of the company subject to the valuations in fair and normal transaction on the reference date on the precondition that the buyer and seller, both of which were willing, engage in the transaction in a reasonable way and free of any pressure or coercion.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

V. Reference date of valuation

In light of the valuation purpose and on the basis of the consensus among the clients, the party holding the assets and the valuation agency, May 31, 2014 was adopted as the valuation reference date, This choice was primarily based on the consideration that the date was close to the date on which the valuation purpose was expected to be fulfilled, so that the valuation results would be effectively used to serve the valuation purpose and any major impact that any adjustment after the reference date may have on the valuation results would be reduced or even prevented. All prices adopted in the present valuation project are valid prices and rates on the reference date of valuation.

VI. Valuation basis

(I) Underlying economic activity

1. The resolution adopted at the 22nd General Manager’s Executive Meeting of China Huaneng Group in 2014.

(II) Legal basis

1. The company State-owned Assets Law of the People’s Republic of China (Adopted at the 5th Session of the Standing Committee of the 11th National People's Congress of the People's Republic of China on October 28, 2008)

2. The Company Law of the People's Republic of China (Amended for the third time according to the Decision on Amending Seven Laws Including the Marine Environment Protection Law of the People's Republic of China adopted at the 6th Session of the Standing Committee of the 12th National People's Congress of the People's Republic of China on December 28, 2013 and effective as of March 1, 2014);

3. The Administrative Measures for Valuation of State-owned Assets (Order No. 91 of 1991 of the State Council)

4. The Detailed Rules for Implementation of the Administrative Measures for Valuation of State-owned Assets (Guo Zi Ban Fa [1992] No.36 of the former State-owned Assets Administration Bureau)

5. Provisions on Issues concerning the Administration of the State-owned Assets Valuation (Order No. 4 of the Ministry of Finance of the People’s Republic of China promulgated on December, 31st , 2001);

6. Circular on Forwarding the Opinions of the Ministry of Finance on Reforming the Administrative Regulation of State-owned Assets Valuation and Enhancing Assets Valuation Supervision and Regulation (General Office of the State Council, Guo Ban Fa [2001] No. 102)

7. The Tentative Measures for the Supervision and Administration of State-Owned Assets of Enterprises (Order No. 378 of the State Council of the People’s Republic of China in 2003);

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

8. The Tentative Measures for the Administration of the Transfer of State-owned Assets and Equity in Enterprises (Order No.3 of the State-owned Assets Supervision and Administration Commission of the State Council and the Ministry of Finance on December 31, 2003);

9. The Interim Administrative Measures on the Valuation of the State-owned Assets in Enterprises (Order No.12 of the State-owned Assets Supervision and Administration Commission of the State Council, August 25, 2005)

10. Guidelines for the Record-Filing in Connection with State-Owned Asset Valuation Projects of Enterprises (Guo Zi Fa Chan Quan [2013] No.64);

11. Guo Zi Wei Chan Quan [2006] No.274, Circular on Strengthening the Administration of the Appraisal of State-owned Assets of Enterprises;

12. State-owned Assets Supervision and Administration Commission of the State Council (Guo Zi Fa Chan Quan [2010] No.71) Circular on Issuing the Guidelines for the Review and Approval of Valuation Projects of Central Enterprises;

13. The company Income Law of the People’s Republic of China (Adopted at the 5th Session of the 10th National People's Congress of the People's Republic of China on March 16, 2007);

14. Other laws, regulations and rules related to valuation.

(III) Standards basis of valuation

1. Asset Valuation Standards – Basic Standards;

2. Standards of Professional Ethics for Asset Valuation – Basic Standards;

3. Standards of Professional Ethics for Asset Valuation – Independence;

4. Asset Valuation Standards – Valuation Report;

5. Asset Valuation Standards – Valuation Procedure;

6. Asset Valuation Standards – Enterprise Value

7. Asset Valuation Standards – Machinery and Equipment;

(8) Asset Valuation Standards – Real Estate;

9. Asset Valuation Standards – Intangible Assets;

10. Asset Valuation Standards – Utilization of Expertise

11. The Guiding Opinions on Types of Value in Asset Valuation

12. The Guidelines for the State-owned Asset Valuation Reports of Enterprises

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

13. The Guiding Opinions on Attention of Certified Public Valuers on Legal Ownership of The company subject to the valuations

(IV) Ownership basis

1. Property ownership certificates;

2. State-owned land use permit

3. Roadworthiness certificates of vehicles;

4. Purchase contracts or certificates of important assets; and

5. Other contracts, legal documents and other materials in connection with the acquisition and use of assets.

(V). Pricing basis

1. The 2013 versions of the Budget Norms for Electric Power Development Projects and Budgetary Estimate Norms for Electric Power Development Projects promulgated by China Electricity Council

2. Provisions on the Compilation and Calculation of the Budgets for Thermal Power Generation Projects by the National Development and Reform Commission (2013 edition)

3. Circular of the National Energy Administration on Promulgating the 2013 Edition of the Provisions on the Norms and Cost Calculation of Electric Power Development Projects (National Energy Administration Electric Power [2013] No. 289)

4. Cost information of Nanchang City, Jiangxi Province in connection with construction materials in May 2014;

5. Reference Cost Indicators for the Norms of Thermal Power Generation Projects (on the level of 2012) formulated by the Electric Power Planning and Engineering Institute.

6. Circular on Adjusting the 2013 Edition of the Norm and Price Levels of the Budgetary Estimates of Electric Power Development Projects, document reference number: Norm [2014] No. 1 of the Electrical Engineering Cost and Norm Management Center

7. New Provisions on the Compulsory Scrapping of Motor Vehicles, effective as of May 1, 2013;

8. Interim Regulations of the People’s Republic of China on Vehicle Purchase Tax (Order of the State Council [2000] No. 294);

9. The 2014 Quotation Handbook for Mechanical and Electrical Products (Machinery Industry Information Institute)

10. The benchmark exchange rate of RMB on May 31, 2014, as was announced by the State Administration of Foreign Exchange;

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

11. Loan Interest Rate Table of the People’s Bank of China, effective as of July 6, 2012;

12. Historic operation data and future planning data provided by Huaneng Ruijin Power Generation Co., Ltd..;

13. Records of on-site interviews and investigations by the public valuers;

14. Data obtained and collected by the valuation personnel through market investigations; and

15. Other relevant materials.

(VI) Other reference materials

1. The breakdown statement of the assets inventory provided by Huaneng Ruijin Power Generation Co., Ltd..;

2. Audit reports for previous years as well as on the reference date provided by Huaneng Ruijin Power Generation Co., Ltd..;

3. Manual of Asset Valuation Data and Parameters (Second Edition) (Beijing Science and Technology Press);

4. Other relevant materials.

VII Valuation methodology

(I) Selection of valuation method

In the valuation of a business enterprise, one or more appropriate basic asset valuation methods should be chosen after the applicability of various basic approaches to valuation is examined in light of the purpose and objects of valuation, the type or types of values to be assessed and the availability of data, among other factors.

According to provisions under asset valuation standards of China, three basic methods, namely, the revenue-based method, the market method and the asset-basis method may be adopted in business valuation.

Among the three methods, the first one is a method through which the value of the company subject to the valuations are identified by capitalizing or converting expected revenue of such objects. The second method, namely, the market method, refer to a valuation method through which the value of the objects are identified by comparing such objects with comparable listed companies or comparable cases of transaction. The last of the three methods, namely, asset-basis method, is a method through which the value of the objects is identified on the basis of the balance sheet of the business under valuation on the reference date and an appropriate assessment of the values of the assets and liabilities of the company both on and off the balance sheet.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

On the basis of our knowledge of the then current state of operation and management of the business under evaluation, as well as the business plans and development plans and the industry and market that the business is based on, we came to believe that the business was expected to have sustainable operation and profit-making capabilities and therefore eligible for the revenue-based method.

In view of the financial data and asset management data of the business under valuation were complete and available, the sources of the data and information on the asset re-procurement cost were fairly varied, and that there is inherent relation and substitution between the asset replacement cost and the then present value of earnings, therefore, the asset-basis method was also applicable to the present valuation project.

In the case of the market-based method, it was applicable provided that there was an active and open market, with reasonably sufficient market data and comparable cases of transaction on the open market. However, the equity transfer market in China for non-listed companies was not fully developed, and therefore few comparable cases were in evidence; on the other hand, few of the listed companies that are in the same category as the business under valuation were comparable with the business in terms of operation orientation, value of assets and scale of operation, among others; if an ordinary case was chosen instead, major adjustment would be made to the case, as a result of which the case would largely lose its value orientation for the present project and hence would be unable to meet the applicability conditions of the market method. Therefore, this method is not eligible.

Through the above analysis, it was decided that the present valuation project was carried out according to the asset-basis method and revenue-based method respectively; on the basis of a comparison of the valuation conclusions arrived at through the two methods, the factors behind the differences between the two conclusions would be analyzed, so as to ultimately identified the appraisal value.

(II) Overview of the asset-basis method. In this method, the amount of investment that would be required on the reference date to re-create a business enterprise or independent for-profit entity that was identical with the business under valuation was adopted as the basis on which the total asset value of the business was decided. Specifically, it is a method through which the value of a business enterprise is identified by the sum of the appraisal value of component assets of the business minus the appraisal value of the liabilities of the business.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

The valuation methods for different types of assets and liabilities are as follows:

1. On the valuation of current assets

(1) monetary capital: the valuers verifies the cash holdings of the business under valuation through on-site surveys, and calculate retrospectively to identify the amount of cash held by the business on the base day of valuation, and carry out trial balancing on the basis of bank statements and bank balance adjustment table. After proper verification, the verified book value of monetary capital denominated in RMB should be adopted as the appraisal value; monetary capital of the business that was denominated in a currency other than RMB was found to be security deposits. The valuers verified such fund through written correspondence, so as to prove the actual existence of such capital denominated in a foreign currency. Upon proper verification, it was found that all sums on the reference date were consistent with those recorded in the books of the company. The appraisal value was identified on the basis of the verified book value.

(2) receivables (receivables, prepayments and other receivables): through accessing books, original vouchers and on the basis of analyses of economic contents and account receivable ages and a combination of individual identification and account receivable analysis, the amount recoverable from receivable and the assessed risks of sums recoverable in the future, so as to identify the appraisal value of the receivables.

(3) stock: mostly raw materials.

The raw materials included into the scope of the present valuation project were mostly low-value consumables recently purchased coal, oil and valves. The cost of the raw materials consisted of the actually cost incurred by the business in connection with the raw materials. The business procured its raw materials strictly in light of the total output and sales volume of the products. The raw materials were purchased in light of the amount required for production and on the basis of the most economical batches. If the unit prices in the books were close to the selling unit prices on the market on the reference date, the verified unit prices of the raw materials were adopted as the valuation unit price and the appraisal value of the raw materials was identified by multiplying the unit prices with the actual amount of raw materials on the reference date. In the case where the unit prices in the books were considerably different from the unit selling prices on the market on the reference date, the market prices on the reference date should be adopted as the unit price for the purpose of the valuation. The appraisal value of the materials was then identified by multiplying such prices with the actual amount of raw materials on the reference date.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

2. On the valuation of buildings and structures.

For the specific purpose of the present valuation project, the buildings and structures were mostly evaluated according to the market method and replacement cost method, so as to identify the appraisal value of the buildings and structures. The residential apartments purchased by the business under valuation were evaluated according to the market-based method, while the buildings and structures built by the company on the site of the plant were assessed on the basis of the replacement cost method.

(1) the market comparison method is a method through which eligible real estates were evaluated through comparing such real estate with similar real estate traded not long before or after the reference date and adjusting the known price of the traded similar real estates. In practice, the real estates designated for evaluation were placed in one and the same market as three similar real estates which had been traded and had the same useful values as the designated one and a similar surrounding environment similar to that of the designated one. After that, in light of the transaction profile, date, location and case-specific factors and service life of the appraised real estate, so as to identify the appraisal value of the appraised real estate on the reference date.

The calculation formula under the market comparison method is as follows:

The adjusted price of a case = the price of the case × a × b× c × d × e,

a = [(adjustment in the date of transaction)/100];

b = [100/(transaction profile adjustment];

c=[100/(adjustment to the location factor)];

d=[100/(individual factor adjustment)];

e=service life correction factor.

In the above formulas, the designated the company subject to the valuation is adopted as the benchmark, with a score of 100. the market value of such assets on the reference date for asset valuation was identified through proper adjustment.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

The exact procedures are as follows:

A. Selection of actual cases of transaction.

Choose real estate transaction cases that are within the same geographical or supply-and-demand range as the appraised real estate and are similar with actual cases similar to the appraised real estate. The standards for the selection of actual cases are as follows: the reference real estates were traded real estates in an area neighboring the location where the appraised real estate was located or were within the same demand-and-supply world as the appraised real estate. The reference real estates were the same as the appraised real estate in terms of type of transaction and the land they occupy should belong to the same category.

The transaction of a reference real estate is either normal transaction or a transaction that can be adjusted to be normal. The reference real estate should be a transaction case that occurred recently (within one year); the individual factors of the reference real estate must be essentially the same as and comparable with those of the appraised real estate.

B. adjustment of transaction time.

The transaction time of the reference real estate is different from the transaction time of the appraised real estate. Therefore, the two may be different in terms of the transaction price. Therefore, it is necessary to make adjustment in light of the impact of difference in transaction time on price.

C. Adjustment to trading on the market.

Certain special transaction factors in the transaction price of the reference real estate must be eliminated, such as whether the two parties to the transaction were related, whether the seller concluded transaction in haste in order to realize cash or whether the buyer purchased in a hurry, and special and unique preferences on the part of the two parties to the transaction, among others.

D. adjustment made in light of the location factor.

The transaction price of the reference real estate should be adjusted according to the location factors of the area in which the appraised real estate was in and in light of the differences between the area where the reference real estate was located and that where the appraised real estate was located in terms of prosperity, communication accessibility and environmental quality.

E. Making adjustments in light of the unique individual factors.

The price of the reference real estate is adjusted in light of the unique individual factors of the appraised real estate, such as whether it is on the side of any road or street, building structure, layout, equipment and decoration, degree of recency, property services, support services and facilities, among others.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

F. Making adjustments in light of the remaining portion of the licensed land use period.

The remaining portion of the licensed land use period is adjusted according to the following formula:

K =	1 - 1/(1 +r) m
1- 1/(1 +r) n

In the above formula:

"r" stands for the discount rate; “n” stands for the remaining portion of the licensed land use period of the reference case; and “m” refers to the remaining portion of the licensed land use period of the appraised real estate. The adjustment rates of the reference real estate and the designated reference real estate should be calculated separately.

G. Identify the price of the appraised real estate. The adjusted price of the comparable case = the transaction price of the comparable case × (transaction time of the appraised real estate/the transaction time of the reference real estate) × (normal transaction conditions / transaction conditions of the reference real estate) × (value of the location factors of the appraised real estate / value of the location factors of the reference real estate) × (the unique individual factors of the appraised real estate/ the unique individual factors of the reference real estate) × land use right period adjustment rate.

Calculate the mathematic average of the adjusted prices of the comparable cases so as to identify the assessed unit price of the appraised real estate.

Price of the appraised real estate = the assessed unit price of the appraised real estate × floor space of the appraised real estate

(2) replacement cost method. In the case of key construction project, the replacement cost is mainly calculated on the basis of "budget and final accounts adjustment" or "re-budgeting”, i.e., to calculate the cost of the project at the reference date on the basis of appropriate adjustment to the amount of work under the original proposed budget or financial accounts and according to the existing proposed budget quotas and rates of fees and costs. In the case of buildings and structures, “Electrical Power Estimates Norms” and “Proposed Budget Norms for Electrical Power Development Projects (2013 Edition)”.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

A. Calculation of the cost of construction and installation projects

Construction and installation project cost = direct project costs + other fees and costs.

In the formula, the direct engineering cost is based on the reference date and subject to the amount of work under the final accounts statement and the engineering drawings as well as on-site investigation. The direct cost of a project was calculated on the basis of Budgetary Estimate Norms for Electric Power Development Projects---Construction Engineering (2013 Edition) promulgated by the China State Administration of Energy and according to the corresponding sub-items of norms.

Other costs and fees:

On the basis of the direct project costs, such items as measures fee, indirect costs and fees, formality fees, expected profits and taxes (if the project is located in one of the Category I areas) are calculated and collected on the basis of the Compilation and Calculation Standards for the Construction Budget of Thermal Power Generation Projects (2013) released via the Circular of the National Energy Administration on Promulgating the 2013 Edition of the Provisions on the Norms and Cost Calculation of Electric Power Development Projects (National Energy Administration Electric Power [2013] No. 289). In addition, price differences in human resources, supplies and equipment were adjusted according to Circular on Adjusting the 2013 Edition of the Norm and Price Levels of the Budgetary Estimates of Electric Power Development Projects, document reference number: Norm [2014] No. 1 of the Electrical Engineering Cost and Norm Management Center.

B. Calculation of capital cost

Capital cost (loan interests payable during the construction period): the capital cost was identified on the basis of a reasonable construction period, the benchmark interest rate of RMB loans offered by financial institutions for the period covering the reference date of valuation, with the construction and installation project cost adopted as the base.

In the case of thermal power generation units, the interest payable on each power generation units was calculated respectively according to the following formula:

The interest payable on the loans during the construction period = the loan interest payable for the construction period before the first unit started generating electrical power + the loan interest payable for the construction period after the first unit started generating electrical power

In the formula: the loan interest payable for the construction period before the first unit started generating electrical power = ∑[accumulated principal and interest of loans at the beginning of the year + the loans for that year/2) × annual interest rate]

C. Calculation of replacement cost. Replacement cost = construction and installation project price + capital cost.

D. Calculation of newness rate.

For the purpose of the present valuation project, the newness rate was determined on the basis of both the newness rate identified through on-site investigation and the grading method and the theoretical newness rate identified through the economic life method, with the weighted

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

average of the two rates reached by the two methods adopting as the comprehensive newness rate of the buildings.

The newness rate identified through on-site investigation was based on the structural aspects of the buildings (such as the foundation, load-bearing components, walls, roofs, floors, and floor grounds, etc), decoration aspects, including the decoration of both external and internal walls, and the equipment aspects, including the water and power supplies and bathrooms, etc, with the standard score of such aspects determined according to their respective proportions in the cost of the buildings; the assessed integrity scores of the aspects were then determined through on-site investigation. On the basis of the scores, the integrity score of a building as whole was identified, on the basis of which the newness rate (based on on-site survey) of the building was arrived at.

The newness rate based on on-site investigation (%) = ∑Integrity score/standard score × 100%. Theoretical integrity rate (%) = (economic life period of the building – the elapsed proportion of the life period)/economic life period × 100%. When calculating the theoretical rate of newness of a building, the shorter of the economic life period of the building or the land use right assignment period was adopted as the actual economic life period of the building.

Comprehensive rate of newness (%) = newness rate based on on-site investigation 60% + theoretical newness rate ×40%.

If the theoretical newness rate is calculated to be lower than 30%, but the building, old it may be, is capable of being used in a normal way, 30% should be adopted as the comprehensive rate of newness of the building.

E. Calculation of appraisal value. Appraisal value = replacement cost × comprehensive newness rate

3. Valuation of machinery and equipment

Equipment and machinery were evaluated mostly by the cost method according to such conditions as the characteristics of the machinery and equipment, types of values appraised and the collection of materials, among others. The formula of based on the cost method is as follows:

Appraisal value = replacement cost × comprehensive newness rate

(1) Determination of the replacement cost

A. Thermal power equipment. In the case of equipment which needs to be installed, the replacement cost usually includes equipment purchase price, freight and miscellaneous charges, installation fees, upfront costs and other expenses and costs, among others.

As to the machinery and equipment that needs no installation, the replacement cost generally include equipment purchase price and freight and miscellaneous charges. Meanwhile, according to the document Cai Shui [2008] No.170, for an ordinary value-added-tax payer, if the machinery and equipment that meet the qualification conditions for value-added tax credits, the amount of VAT that otherwise is payable should be deducted from the replacement cost of such equipment and machinery. The formula of the replacement cost of the equipment is as follows:

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

Replacement cost of the machinery and equipment which needs installation = purchase price + freight and miscellaneous charges + installation cost + upfront costs and other expenses and capital cost+

Capital cost - VAT deductible from equipment purchase cost and VAT deductible from freight charge.

Replacement cost of the machinery and equipment that do not need installation = equipment purchase price + freight and miscellaneous charges - VAT deductible from equipment purchase cost and VAT deductible from freight charge

A. Purchase price

For large and essential equipments, their purchase prices were identified on the basis of the 2014 Quotation Handbook for Mechanical and Electrical Products of China, market prices (as per the reference date of valuation) solicited from manufacturers, or the price of the same kind of equipments under contracts valid at a time not far from the reference date. In the case of small equipments, the purchase prices were mostly identified through consulting the quotation information on the market as per the reference date of valuation. In the case of equipment with no available price quotations, their purchase prices were mainly determined on the basis of the purchase prices of equipments of the same kind.

B. Freight and miscellaneous charges

Rate of freight and miscellaneous charges were calculated according to the Standards for the Compilation and Computation of the Budgets for Thermal Power Generation Projects as promulgated by the National Energy Administration in 2013, in combination with the distance from the equipment manufacturer to the installation site as well as the mode of transportation used. The calculation formula is as follows:

Freight and miscellaneous charges of equipments = Purchase price of equipments × Rate of freight and miscellaneous charges of equipment, in which, Rate of freight and miscellaneous charges of equipment= railway and waterway freight and miscellaneous charges + land freight and miscellaneous fee rates and railway and waterway freight and miscellaneous fee rates

The freight and miscellaneous charge rates for essential equipments (boilers, steam turbines, generators, and main transformers) are: within 100 kilometers, 1.5%; beyond 100 kilometers, the rate rises by 0.08% per each additional 50 kilometers; if any additional distance is less than 50 kilometers, it should nonetheless be deemed as 50 kilometers and charged as such.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

a. the rates of railway and waterway freight and miscellaneous charges for other types of equipments

Serial number	Applicable area	rate
1	Shanghai,Tianjin, Beijing, Liaoning, and Jiangsu	3.0
2	Zhejiang, Anhui, Shandong, Shanxi, Henan, Hebei, Heilongjiang, Jilin, Hunan, and Hubei	3.2
3	Shaanxi, Jiangxi, Fujian, Sichuan, and Chongqing	3.5
4	Inner Mongolia, Yunnan, Guizhou, Guangdong, Guangxi, Ningxia, Gansu(east of Wuwei),and Hainan	3.8
5	Xinjiang, Qinghai, Gansu (West of Wuwei)	4.5
6	Tibet	Subject to the actual distance
Note: none of the above rates includes such treatment fees as those in connection with the refitting of roads and bridges for the purpose of shipping equipments in excess of statutory capacity restrictions and fees in connection with the removal of obstacles.

b. Rate for road freight and miscellaneous charges

The rate is 1.06% if the distance of freight is within 50 kilometers; however, if the distance is over 50 kilometers, the rate will increase by 0.35% per each additional 50 kilometers. If an additional distance is less than 50 kilometers, it should be deemed as 50 kilometers.

If the equipments can be directly shipped to the site via specially built railway links or wharves, the road freight and miscellaneous charges are exempted in the case of essential equipments, and freight and miscellaneous charges are levied at the rate of 0.5% for the distance covered by road freight in the case of other equipments.

C. Installation fee

The installation fee was calculated and adjusted according to the Budget Norms for Electric Power Development Projects (2013 Edition) and Budgetary Estimate Norms for Electric Power Development Projects (2013 Edition).

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

D. Upfront and other fees and costs

Other fees were calculated according to Compilation and Calculation Standards for the Construction Budget of Thermal Power Generation Projects (2013), the Circular of the National Energy Administration on Promulgating the 2013 Edition of the Provisions on the Norms and Cost Calculation of Electric Power Development Projects (National Energy Administration Electric Power [2013] No. 289), and the Circular of the National Planning Commission and the Ministry of Construction on Promulgating the Provisions on Engineering Survey and Design Fees (Ji Jia [2002] No. 10). Other fees and charges include: project construction management fee, technical service fees in connection with project construction, production preparation charges and other fees. Details are in the table below:

Seial number	Name of fees and charges	Calculation basis: Compilation and Calculation Standards for the Construction Budget of Thermal Power Generation Projects (2013)
		Formula	Rate
一	Project construction management fees
1	Project legal person management fees	Installation fee × rate	2.62%
2	Bidding fee	(Equipment purchase fee + installation fee) × rate	0.39%
3	Project supervision cost	Installation fee × Rate	1.73%
4	Equipment material supervision fee	(equipment purchase fee + installation materials fee) × Rate	0.30%
5	Project settlement audit fee	Installation fee × Rate	0.19%
6	Project insurance premium	(Equipment purchase fee + installation fee) × rate	0.40%
Two	technical service fee of project construction

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

1	Upfront fees and costs of the project	Installation fee × rate	1.55%
2	Technical service fee for complete sets of equipments	Equipment purchase fee × fee	0.30%
3	Survey and design fee	(equipment purchase fee＋ installation fee ) × rate	2.67%
4	Design document review fee	Subject to the grade of power generation units	0.11%
5	Post-project assessment fee	Installation engineering fee × fee	0.15%
6	After-project assessment of flue gas desulfurization	Subject to the grade of power generation units	0.04%
7	Electrical engineering quality testing fee	Installation fee × rate	0.17%
8	Safety inspection and testing fee for special equipments	Subject to the grade of power generation units	0.08%
9	Compilation and management fees for electrical engineering technical and economic standards for	Installation fee × rate	0.10%
10	Commissioning and test-run fee for complete sets of equipment	Installation fee × rate	20.00%
III	Production preparation fee
1	Training and early placement fee of production staff	Installation fee × Rate	1.95%
2	Shipment adaptation fee for large equipments	Equipment Purchase Fee× Rate	0.00%

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

(E). Capital cost.

Capital cost was determined on the basis of a reasonable project term, at the benchmark RMB loan interest rate offered by financial institutions for the period covering the reference date, and on the basis of the sum of the equipment purchase fee, installation fee and other fees.

In the case of thermal power generation units, the interest payable on each power generation units was calculated respectively according to the following formula:

The interest payable on the loans during the construction period = the loan interest payable for the construction period before the first unit starts generating electrical power + the loan interest payable for the construction period after the first unit starts generating electrical power

In the above formula: In the formula: the loan interest payable for the construction period before the first unit started generating electrical power = ∑[accumulated principal and interest of loans at the beginning of the year + the loans for that year/2) × annual interest rate]

 The loan interest payable during the construction period after the first unit started generating power =∑[(loans of the year/2× annual interest rate]

F. VAT deductible from the purchase price of equipments

The amount of deductible VAT for equipments qualified for VAT credits was calculated according to the document Cai Shui [2008] No. 170.

B. As for transportation equipments, their replacement cost was determined on the basis of their market price on the valuation reference day, plus such other reasonable expenses as vehicle purchase tax and license fee. The calculation formula of the replacement cost of machinery and equipment is as follows:

Replacement cost = purchase price + purchase price ×10% / (1+17%) + license fee

(2) Determination of comprehensive newness rate

A. Comprehensive newness rate of machinery and equipment

The newness rate of equipments was identified on the basis of the weighted average of the theoretical newness rate (N1) and investigation-based newness rate (N2). That is to say, Newness Rate (N) = theoretical newness rate N1 ×0.4 ＋ Investigation-based newness N2×0.6

Theoretical newness rate N1: it was calculated on the basis of the number of years that the equipment and machinery had been in use and economic life period of the machinery and equipment, or on the basis of the findings of on-site investigation and the remaining service life in excess of the economic life calculated on the basis of the major repair cycle and numbers.

Theoretical newness rate N1 = (1 – the number of years for which the equipment and machinery have been used/ economic life period) X 100% or: theoretical newness rate N1 = the remaining number of years / (the number of years already expired + the number of years that the machinery and equipment can be used) ×100%;

on-site-investigation-based newness rate N2: on-site-investigation-based newness rate was

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

identified through on-site investigation of the then current state of the equipments, accessing archives materials on the operation, maintenance and management of the equipments and inspection the components of the equipments.

B. Newness rate of electronic devices. Newness rate = (1 – the number of years that the devices had already been used/the economic life of the equipments and machinery) ×100%; or the newness rate = [number of remaining years/number of elapsed years + number of remaining years] ×100%. Further, electronic devices that were evaluated directly at the second-hand-market price were exempted from newness rate.

C. The newness rate of vehicles used for shipping purposes was mainly determined according to the Provisions on the Standards for the Compulsory Scrapping of Motor Vehicles (Order of the Ministry of Commerce, National Development and Reform Commission, the Ministry of Public Security and the Ministry of Environmental Protection [2012] No. 12). If a number of years that a vehicle was in use or a mileage was specified under the standards as the threshold for compulsory decommissioning of motor vehicles, the lower of the two newness rates calculated according to the number of years and mileages should be adopted as the actual newness rate; however, if no number of years was specified under the standards as the threshold for scrapping a motor vehicle, then the newness rate should be identified according to the mileage and adjusted according to the findings of on-site inspection. The calculation formulas are as follows:

Mileage-based newness rate = (the specified mileage – mileage already covered)/ specified mileage x 100%. The newness rate based on service life = (the statutory service life – number of years for which the vehicle has been used) / the statutory service life x 100%; the comprehensive newness rate = theoretical news rate x adjustment coefficient.

(3) Determination of appraisal value. Appraisal value = full replacement price × Comprehensive newness rate

4. Valuation of work in progress. The valuation of work in progress in the present valuation project was evaluated by replacement cost. To avoid repeated valuation and omissions of assets value, and give full consideration in progress, the following valuation method was adopted:

(1) in the case of any project which started within 6 months prior to the reference date, the balance between the value declared by the company, minus unreasonable items of expenditure upon proper verification was adopted as the appraisal value.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

(2) in the case of a project still in progress that was started more than six months prior to the reference date, if it was confirmed by the valuation team through on-site investigation that all fees and costs had been appropriately paid, and the payment progress was consistent with the progress of the project, and the book value of the project did not include capital cost, the appraisal value should be calculated on the basis of the replacement cost plus capital cost (a reasonable term multiplied by the benchmark daily interest rate).

(3) For a project that had been completed by the reference date, it should be evaluated in the way applicable to fixed-assets, i.e., the appraisal value should be identified through the original replacement value by the replacement cost and the newness rate identified in light of loss factors.

As for a project that had been completed and whose value had been included into other assets for the purpose of valuation, the value of the project was deemed as zero after properly verifying relevant records, vouchers, relevant contracts and agreements and knowledge of the then current state of the project through interviewing the financial officers and management of the business holding the assets.

5. Valuation of project materials

Upon accessing purchase contracts, bank payment certificates, settlement invoice and warehousing entry records, etc, the valuation personnel found that the project materials declared for valuation were mostly purchased not long ago. The appraisal value of the materials was identified through multiplying the actually verified amount of the consumables with the current market price, plus reasonable freight and miscellaneous fees, loss, inspection and warehousing fee. In the case of prepaid equipment price, upon sample-based inspection of the original vouchers, the value of such price was identified on the basis of the assets or rights and interests generated by the goods recoverable through such payment.

6. Valuation of intangible assets

(1) valuation of land use right. China Huaneng Group and Huaneng Power Development Corporation jointly retained Beijing Zhongdi Huaxia Real Estate Appraisal Co., Ltd. to evaluate the land use right included into the scope of the present valuation project. On the basis of collecting and verifying land use right certificates, the team from Beijing Zhongdi Huaxia Real Estate Appraisal Co., Ltd.. reviewed the land ownership and the then current state of such ownership. The evaluation conclusion (with land assignment fee payable on the base date already deducted) of Beijing Zhongdi Huaxia Real Estate Appraisal Co., Ltd.. was quoted on the basis of proper verification as the assessed value of the land use right in connection with the said land lot.

(2) Valuation of other intangible assets. Other intangible assets included into the scope of valuation were mainly software purchased from external sources. The value of such assets was identified according to the principle of contribution or remaining rights and interests.

8. Valuation of liabilities.

Current liabilities included short-term loans, accounts payables, other payables, remuneration payable to employees, tax payable, interests payable and non-current liability due within a year; non-current liabilities include long-term loans. The valuation personnel, on the basis of breakdown statements of different items of liabilities and relevant financial data, provided by the company, verified the book value of the liabilities and identified the value of the company’s liabilities according to the account of liabilities that the company actually undertook.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

(III) the value estimation model in the revenue-based method

1. Overview. According to Guidance Opinions on Business Valuation (Interim), it was decided to adopt the revenue-based approach to estimate all the rights and interests of the shareholder on the basis of the DCF (discounted cash flow).

Discounted cash flow (DCF) is a way to evaluate the value of a business through discounting the predicted cash flow of the business into cash flow, that is, it predicts the expected future cash flow of the business and adopts a reasonable discount rate so as to convert predicted cash flow into current value and thereby identify the value of the business. The basic preconditions for the applicability of the method are: the business has the foundation and conditions for continuous operation, steady correspondence between operation and earnings and the future earnings and risks can be predicted and quantified. Key to the approach of discounted cash flow is to predict the expected future cash flow, and the objectivity and reliability of data collection and processing. If the forecast of expected future cash flow is reasonably objective and fair, the discount rate was reasonable, the appraisal result will be objective and hence easier to be accepted by the market.

2. Basic valuation approach

According to the findings of due diligence in connection with the present project of valuation as well as the features of the assets structure and primary business of the company undergoing the valuation, the basic approach to the valuation is evaluate the rights and interests (the net assets) on the basis of the audited accounting statements of the company. That is to say, firstly, the revenue-based approach was adopted to evaluate the operational assets of the company on the basis of the DCF method; then the total value of the company was identified by introducing the value of long-term external investments, which failed to be included into the company’s statements, as well as other non-operational and overage assets on the reference date. Lastly, the value (net assets) of the shareholder’s rights and interests was determined by deducting the value of the interests payable.

3. Valuation model

(1) Basic model. Basic model of the present valuation is:

E = B - D

E：Shareholder’ equity value (net assets) of the company subject to the valuation

B：Enterprise value of the company subject to the valuation

P：Operational assets value of the company subject to the valuation

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

In the formula:

Ri: The expected revenue in the  th year. in the present valuation project, free cash flow was adopted as the earnings caliber.

Rn: the permanent expected earnings (of equal value year-on-year) in the n year and subsequent years.

R: Discount rate n: predicted earning periods; ΣCi: value of the overage assets (liabilities) of the company undergoing the valuation on the reference date.

C1: the overage cash assets (liabilities) of the company subject to valuation on the reference date;

C2: other overage or non-operational assets (liabilities) of the company on the reference date;

Q: the value of the company’s long-term equity investment

D: the value of the company’s interest-bearing liabilities;

(2) earnings indicator: for the purpose of the present valuation project, free cash flow of the company was adopted as the earnings indicator of operational assets. The definition of earnings indicator is as follows: R = net profit after tax＋depreciation and amortization＋interest on the after-tax interest-bearing liabilities－capital expenditure－changes in net working capital

The free cash flow of the company subject to the valuation in the future business operation periods is estimated in light of its operation records and future market development, among others. The value of the company’s operational assets is then calculated by converting and adding up the free cash flow of the company in future business operation periods.

(3) prediction period. In view of the fact the company subject to valuation is operating normally and will not be subject to any factor affecting its sustainable operation in the foreseeable future, therefore, the number of years with earnings is set as indefinite and permanent for the purpose of the present valuation.

(4) Discount rate. Discount rate r was determined on the basis of weighted average cost of capital (WACC) in the valuation.

r =（1 - t）× rd× wd × re × we

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

In the formula:

t：Income tax rate

Wd：Target debt ratio of the company subject to valuation;

wd =	D
(E + D)

We：Target equity capital ratio of the company subject to the valuation:

wd =	E
(E + D)

re：Cost of equity capital. The Cost of equity cost was determined through capital asset pricing model(CAPM);

In the formula re = rf + βe×（rm - rf） +ε: rf： risk-free return rate; rm： market expected return rate;   ε： risk adjustment coefficient of the company subject to the valuation

βe：Expected market risk coefficient of the equity capital of the company subject to the valuation

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

VIII. Implementation of valuation procedures.

Our company implemented the valuation between June 23, 2014 and October 9, 2014, and the whole valuation process was divided into four phases:

(I) Preparation phase

1. All parties concerned reached consensus over the purpose, reference date and scope of the valuation, and jointly formulated the working plan of the valuation project.

2. Assisting the company to complete asset review, and fill in the asset valuation declaration forms and other operations. Members of the valuation team examined the assets to be evaluated, made arrangements for the valuation, assisted the company in declaring the assets for valuation and collecting documents and other materials necessary for the asset valuation.

(II) On-site valuation phase

1. The valuation team attended the briefing by employees of the company subject to valuation on the overall situation of the company and the past and present of the assets to be evaluated, learnt the financial and asset management rules as well as status of business operation of the company.

2. Reviewed and verified the asset review and valuation declaration forms submitted by the company, and verified relevant financial records and data of the company, and worked with the company to address problems uncovered in the process.

3. Carried out a comprehensive review and checkup of the fixed-assets of the company according to the declaration forms, and carried out sampling-based examination of physical assets in the current assets of the company.

4. Accessed technical data on major equipments of the company; collected price data on general equipments of the company through market research and consulting relevant documents; learnt the management rules of the company in connection with its buildings and structures, and the maintenance, renovation and expansion of such buildings and structures.

5. Carefully examined the management and operation of the company, including staffing, supply of materials, management system and guidelines, etc.

6. Analyzed the operation status of the company on the basis of the historic financial data of the company.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

7. Checked and collected the documentation and operational materials in connection with the assets to be evaluated, and verified the property ownership materials supplied by the company.

8. Formulate the technical plan for the valuation on the basis of comprehensive analysis of the assets, business model and financial standing of the company.

(III) Summary phase. The preliminary results were reviewed and summed up. Necessary adjustment, correction and improvement were made to the valuation results.

(IV) Submission of report. On the basis of the work completed in previous phases, an asset valuation report was drafted; opinions were exchanged with the clients; revised and adjusted the report on the basis of relevant opinions and in accordance with the three-review rules and procedures of the valuation agency for valuation reports.

IX. Valuation hypotheses

1. There is no major change to relevant laws, regulations and policies as well as the macro economic situation of China; there is no major change in the political, economic and social environments of the regions in which all parties to the proposed transfer are located, and no other unforeseeable and uncontrollable factors result in any significant adverse impact.

2. in light of the actual sate of the evaluated assets on the reference date, it is presumed that the company will operate on a continuous basis.

3. It is assumed that the managers of the company are responsible and the management of the company is competent for their offices.

4. It is assumed that on the basis of its current management model and management capabilities, the future business scope and approach will be consistent with what they currently are.

5. It is presumed that the accounting policies that the company subject to the valuation will adopt is consistent with the accounting policy that it followed at the time when this report was prepared in all important aspects.

6. No major change will happen to interest rate, exchange rate, base rates of taxes and duties, and policy-based fees and charges.

7. The valuation is based on the current operational capacity of the company on the reference day. No consideration is given to expansion in the operational capabilities of the company, which is caused by the management and operational strategy of or additional investment in the company.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

8. All assets evaluated were subject to the amount actually held by the company on the reference date. The current market price of relevant assets was subject to the valid domestic price on the reference date;

9. For the purpose of the present valuation, it is presumed that the basic materials and financial materials provided by the clients and the company subject to the valuation are genuine, accurate and complete;

10. The valuation scope is subject to the valuation declaration forms provided by the company undergoing the valuation. No consideration is made to the possibility that the client or the company may provide assets or liabilities not included on the list they provide.

11. Users of this report is specially reminded that the analyses, judgment and conclusion in the report are subject to the hypotheses and qualification conditions in the report. The valuation result generally will become invalid upon any change to the aforementioned hypotheses or conditions.

X. Conclusion of Valuation

(I) As of the reference date, i.e., May 31, 2014, the book value of the total assets of Huaneng Ruijin Power Generation Co., Ltd.. was 2,462.0911 million Yuan, the book value of total liabilities was 2208.3708 million Yuan, with the book value of the company’s net assets standing at 253.7203 million Yuan; the total assets of the company was evaluated to be 2548.9236 million Yuan, with an added value of 86.8325 million Yuan, a net added-value rate of 3.53%; the total liabilities were evaluated to be 2,208.3708 million Yuan; the net assets of the company were evaluated to be 340.5528 million Yuan, with an added value of 86.8325 million Yuan and an added-value rate of 34.22%. Details of the result are available in the table below:

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

Consolidated table of the asset valuation results

Unit: 10,000 Yuan

Items	Book value	Appraisal value	Increase/decrease	Growth rate
Current assets	40,552.31	40,552.31	0.00	0.00
Non-current assets	205,656.80	214,340.06	8,683.25	4.22
among which, available-for-sale financial assets
held-to-maturity investment
Long-term receivables
Long-term equity investment
Investment-orientated real estate
Fixed assets	191,465.77	199,989.49	8,523.72	4.45
Work in progress	8,601.61	8,927.33	325.72	3.79
Project materials	46.48	46.48	0.00	0.00
Liquidation of fixed-assets
Productive biological assets
Oil and gas assets
Intangible assets	5,542.93	5,376.75	-166.19	-3.00
Development expenditure

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

Items	Book value	Appraisal value	Increase/decrease	Growth rate %
Goodwill
Long-term deferred expenses
Deferred income tax assets
Other non-current assets
Total assets	246,209.11	254,892.36	8,683.25	3.53
Current liabilities	67,687.08	67,687.08	0.00	0.00
Non-current liabilities	153,150.00	153,150.00	0.00	0.00
Total liabilities	220,837.08	220,837.08	0.00	0.00
Net assets (ownership interest)	25,372.03	34,055.28	8,683.25	34.22

(II) results of valuation based on the revenue-based method

The book value of the net assets of Huaneng Ruijin Power Generation Co., Ltd.. as of December 31, 2013, the reference date, stood at 253.7203 million Yuan, and the value of the shareholder’s rights and interests, as were evaluated per the revenue-based method, were 75.2 million Yuan (value of net assets), with a decrease of 178.5203 million Yuan in net assets, down by 70.36%.

3. Analysis of the valuation conclusion:

There is a difference of 265.3529 million Yuan between the two conclusions reached by the two methods. Upon analysis, it was found that such difference was primarily attributable to the fact that in previous years, the electricity output of the company was only half of the designed level. The return rate on assets of the company was relatively low and therefore the revenue-based method failed to properly represent the actual asset value of the company. Pursuant to the Circular of the National Development and Reform Commission on Further Alleviating Issues in Connection with the Environmental-protection-orientated Electricity Price (Fa Gai Jia Ge [2014] No. 1908), Jiangxi Province started the process to unify the prices of electricity supplies to industrial and commercial sectors on September 1, 2014, with the unit prices of electricity supplies (at all voltage levels) to commercial entities and for non-residential purposes lowered by 0.0317 Yuan per kwh. In the case of the company, the on-grid price of the electricity it produces was adjusted to be 0.4555 Yuan per kwh, causing certain risks on the growth potential of its profitability. In addition, the price of standard coal has been consolidating and showing a rebounding tendency since the beginning of the year 2014. as a result, the

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

operation and profitability capacity of the company would be weakened and is faced with more unpredictable factors. In view of the fact the purpose of the present valuation is to serve equity transfer, therefore, the equity value should be the inherent value of the equity on the precondition that the company, the business under valuation, operates in a normal manner. The asset-basis method, which adopts the existing assets of the company as its precondition, is believed to produce an evaluation result that is more prudent and more realistic from the perspective of future investors. Therefore, the result reached by the asset-basis method was adopted as the final valuation conclusion in this report.

In summary, all the shareholder’s rights and interests in Huaneng Ruijin Power Generation Co., Ltd.. was evaluated at 340.5528 million Yuan on May 31, 2014.

The valuation conclusion was reached on the basis of the valuation in the preceding parts and is valid subject to the valuation hypothesis and qualification conditions listed in this valuation report.

XI. Statement on special issues

(I) defects in the property ownership certification

1. One of the intangible assets of Huaneng Ruijin Power Generation Co., Ltd.., namely, the land use right was acquired by the company in August, 2009. The land use certificate, whose identification number is Gan Guo Yong [2009] No. 12-34, covers a land lot of 863,665 square meters, which is within the category of land assigned by the state to be used by a designated user. Please note that by the date when this report was issued, the company had yet to obtain an official reply from the authorities permitting the company to retain the right to use the said land lot

2. Of the housing properties: Huaneng Ruijin Power Generation Co., Ltd.. had purchased two housing properties. The two properties, whose certificate identification numbers are Gan Fang Chan Quan Zheng Zi No. 00119292 and Gan Fang Chan Quan Zheng Zi No. 00119292, were built in December 2008 and covered a total floor space of 258.28 square meters, with an original book value of 792,785.40 Yuan and net book value of 575,046.29 respectively. The owner of the two properties as indicated on the certificates thereof is Huaneng Power International Inc. Huaneng Power International Inc. and Huaneng Ruijin Power Generation Co., Ltd.. have furnished the payment certification, ownership statement and other deeds, which prove that the two properties are held by Huaneng Ruijin Power Generation Co., Ltd..

3. By the date when this report was issued, Huaneng Ruijin Power Generation Co., Ltd.. had yet to procedure property certificate for any of its 51 buildings, including the main factory building, and the administrative building, which were constructed after December 2008. The buildings covered a total eligible floor space of 62,534.98 square meters, with an original book value of 262,681,830.27 Yuan and a net book value of 212,646,641.81 Yuan. Huaneng Ruijin Power Generation Co., Ltd.. has furnished the construction contract, payment certificates and

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

ownership statements and other relevant deeds and documents in connection with the above buildings, certifying that the above buildings, for which property certificates are yet to be issued, are held by Huaneng Ruijin Power Generation Co., Ltd...

(III) Significant follow-up issues.

Follow-up issues refer to significant issues, if any, that occurred after the reference date but prior to this report was released. No significant follow-up issue has been uncovered as far as this valuation project is concerned.

(IV) Other issues that need to be explained

1. Among the intangible assets of Huaneng Ruijin Power Generation Co., Ltd.. is a donation to primary schools in Jiangxi Province, which were built under Project Hope, a state-sponsored program aiming at developing elementary education in underdeveloped areas of the country. According to the special audit report under the present valuation project, the donation, which was made during the preparatory stage of Huaneng Ruijin Power Generation Co., Ltd.., involves an original book value of 16 million Yuan and a net value of 14.24 million Yuan. In view of the fact this sum of money did not have any corresponding tangible assets, this donation was evaluated as null in the present valuation.

2. By May 31, 2014, the long-term collateral security loans of Huaneng Ruijin Power Generation Co., Ltd.. included: 294,000,000 Yuan in guaranteed bank lending (294,000,000 Yuan on December 31, 2013), which was guaranteed by Huaneng Power International Inc, and whose principal is scheduled to be repaid in installments between 2014 and 2021. Using as pledge its legal right to charge fees for the electricity it generates and sells as well as all benefits in connection with the right, Huaneng Ruijin Power Generation Co., Ltd.. had borrowed 32,000,000 Yuan on a long-term basis (39,250,000 Yuan on December 31, 2013). The principal is scheduled to be repaid between 2014 and 2016 by installments and the interest is paid on a quarterly basis.

3. The clients and the company subject to valuation are responsible for the authenticity and integrity of the data, statements and other relevant materials they provide and were adopted in this report. The ownership certification documents involved in this report were provided by the company subject to the valuation. The clients and the company are legally responsible for the authenticity and legality of such docments.

4. Where there is any change to the amount of assets or the pricing standard thereof within the term of validity after the reference date, such change should be handled according to the following principles:

(1) In the case of any change in the quantity of assets, the quantity of the affected assets should be adjusted in accordance with the original valuation method;

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

(2) if the pricing standard of any asset is changed, which has a notable impact on the valuation result, the clients should timely engage a qualified asset valuation agency to re-evaluate the value of such asset.

(3) The clients should give full consideration to any change in the quality or pricing standard of any asset and make the corresponding adjustment.

XII Description of the use limitation of the valuation report

(I) This valuation report can only be used for the purpose as described in the report. In addition, the valuation conclusion in this report is purported to reflect the current fair market value as determined by open market principles and for the purpose of the valuation under this report. It does not take into consideration the impact that any possible pledge or security and additional price that a special party to the transaction may have to pay may have on the valuation price. Furthermore, this report does not take into consideration either changes in state macro economic policies, natural forces and other forms of force majeure may have on asset prices. When the above mentioned qualification conditions and the principle of continuous operation are changed, the valuation conclusion will generally lose its validity. This valuation agency may not be held legally responsible for such invalidity of valuation conclusion due to any change in the abovementioned conditions.

The prerequisite for the validity of this valuation report is that the economic activity hereunder complies with any and all applicable state laws and regulations, and is approved by relevant authorities.

(II) This Valuation report can only be used by the users as specified herein. The use right of the valuation report shall belong to the clients, and the valuation agency will not disclose this report to any other party without the consent of the clients.

(III) Without permission from the valuation agency and verifying the relevant contents, all or part of the valuation report may not be copied, quoted or disclosed in public media, unless otherwise provided for by laws, regulations and otherwise agreed on by the relevant parties.

(IV) The term of validity of the valuation conclusion: according to the current state regulations, the conclusion of this assets valuation report conclusion shall be valid for one year, calculated as of the valuation reference day on May 31st, 2014 and ended on May 30,2015. After the one-year period expires, new asset valuation will be necessary.

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APPENDIX II(vii)	ASSET VALUATION REPORT OF RUIJIN POWER

XIII Submission date of this valuation report.

This valuation report was formally submitted on October 9, 2014.

Legal representative of the valuation agency

Certified Public Valuer

Certified Public Valuer

China Appraisal Associate October 9,2014

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

The following is the Asset Valuation Report of Anyuan Power prepared by China Appraisal Associates

This Valuation Report is composed of one volume.

This copy is the first volume.

ASSET VALUATION REPORT

IN RESPECT OF

PROPOSED TRANSFER OF TOTAL SHAREHOLDERS’ EQUITY IN HUANENG
ANYUAN POWER GENERATION CO., LTD. HELD BY HUANENG
INTERNATIONAL POWER DEVELOPMENT CORPORATION

Zhong Tian Hua Zi Ping Bao Zi [2014] No. 1253

China Appraisal Associates

Oct. 9, 2014

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Table of Asset Valuation Report

DECLARATION	II(viii)-3
ABSTRACT	II(viii)-4
I. Overview of the Client, the Valuated Entity and Other Users of the Valuation Report Agreed in the Engagement Letter	II(viii)-10
II. Purpose of Valuation	II(viii)-16
III. Object and Scope of Valuation	II(viii)-16
IV. Value Type and Definition	II(viii)-18
V. Valuation Reference Day	II(viii)-18
VI. Valuation Basis	II(viii)-18
VII. Valuation Methods	II(viii)-22
VIII. Implementation Process and Condition of Valuation Procedures	II(viii)-37
IX. Valuation Assumption	II(viii)-39
X. Valuation Conclusion	II(viii)-39
XI. Special Matters	II(viii)-41
XII. Use of on the Valuation Report	II(viii)-45
XIII. Valuation Reporting Date	II(viii)-46

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

DECLARATION

I. We shall comply with related laws and regulations as well as asset valuation standard, and abide by the principle of independence, objectiveness and fairness as we carry out the business of asset valuation;
II. The certified public valuer shall be responsible for complying with related laws and regulations as well as asset valuation standard, conducting valuation for the value of valuation object and releasing profession opinions. The client and relevant parties are required to provide necessary materials, ensure the authenticity, legality and completeness of the aforesaid materials, and use said valuation report in a proper manner.
III. We bear no interest relationship with the valuation object in this valuation report both at present and in the future. In addition, we have no interest relationship with or prejudice against relevant parties both at present and in the future.
IV. We have conducted field investigation against the valuation object in this valuation report and its assets involved; We have attached due importance to the legal ownership status of the valuation object in this valuation report and its assets involved; We have inspected the legal ownership materials of the valuation object in this valuation report and its assets involved. However, we will make no guarantee for the legal ownership of the valuation object in any form.
V. Analysis, judgment and conclusion included in the valuation report produced by us are limited by the hypothesis and limits therein. Therefore, users of this valuation report shall give full consideration for hypothesis, limits, special matters recorded in the valuation report as well as their influence on the conclusion of this valuation report.
VI. The valuation we made and the professional opinions we produced for the value of the valuation object shall be deemed as the reference for the realization of economic activity. This valuation report can be applied to the valuation purposes recorded in the valuation report within the effective period of valuation results only. In case of any consequence arising from improper use, the valuation agency and the certified public valuer signing this valuation report shall be exempted from any liability.
VII. The certified public valuer engaged in the business of asset valuation is to value the valuation object and issues professional opinions. It shall be exempted from any liability arising from the decision of relevant parties. The valuation result cannot be deemed as the warranty for the realization of the valuation object’s value
.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

ASSET VALUATION REPORT

IN RESPECT OF

PROPOSED TRANSFER OF TOTAL SHAREHOLDERS’ EQUITY IN HUANENG
ANYUAN POWER GENERATION CO., LTD. HELD BY HUANENG
INTERNATIONAL POWER DEVELOPMENT CORPORATION

ABSTRACT

Zhong Tian Hua Zi Ping Bao Zi [2014] No. 1253
Accepting the joint entrustment of China Huaneng Group and Huaneng International, Inc, China Appraisal Associates has conducted valuation for the total equity value possessed by shareholders of Huaneng Anyuan Power Generation Co., Ltd. involved in the equity to be transferred by Huanneng International Power Development Corporation, which provides value reference frame for the stock right transfer to be implemented.
In accordance with the valuation purpose, the valuation object of this valuation shall be the total equity possessed by shareholders of Huaneng Anyuan Power Generation Co., Ltd., and the valuation scope shall be the total assets and related liabilities of Huaneng Anyuan Power Generation Co., Ltd. confirmed on the valuation reference day. The concrete valuation scope shall be subject to the balance sheet and the declaration form of asset valuation offered by Huaneng Anyuan Power Generation Co., Ltd..
The valuation reference day is May 31, 2014.
The value type of this valuation shall be market value.
Premised on the basis of sustained use and open market, the integral valuation of Huaneng Anyuan Power Generation Co., Ltd. shall be made based on the asset-based approach according to the actual condition of the valuation object and taking all influential factors into comprehensive consideration and determine the valuation conclusion.
During the valuation process,valuers of China Appraisal Associates shall perform all necessary valuation process for assets within the valuation scope in accordance with the requirements of industry standards, including checking and verification, field reconnaissance, market investigation and confirmation, assessment and estimation.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

In accordance with the aforesaid valuation work and on the precondition that prerequisites of valuation and assumed condition have been realized completely, the following valuation conclusion has been obtained:
Valuation results on the basis of the asset-based approach: The book value of the total assets possessed by Huaneng Anyuan Power Generation Co., Ltd. is RMB 2,344,910,400, the total liabilities RMB 2,444,444,700, the net assets RMB -99,534,300; the appraisal value of the total assets is RMB 2,352,261,000, the growth RMB 7,350,600, the growth rate 0.31%; the appraisal value of the total liabilities is RMB 2,444,444,700; the appraisal value of the net assets is RMB -92,183,700, the growth RMB 7,350,600, the VAT 7.38%.
When using this valuation conclusion, it is specially suggested that users shall attach importance to the special matters and post significant matters recorded in this report.
The valid period of the valuation result of this report shall be one year commencing from the valuation reference day, which is to say, it ends on  May 30, 2013. It is necessary to conduct valuation again upon expiry.
When using this valuation conclusion, it is specially suggested that relevant parties shall attach importance to the following matters:
(I) Defective matters of property rights
1. The land use right of intangible assets possessed by Huaneng Anyuan Power Generation Co., Ltd.: The land use right refers to the land where the old factory is located with “Pingxiang Power Plant” as the owner. In allusion to the transferred land, the land transfer contract has been signed, yet the land transferring fee has not been paid. At present, the land disposal scheme has not been determined, so the amount to be paid is still uncertain. Therefore, the appraisal value shall be confirmed with the book value upon verification. Details are as follows:

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Serial No	Serial No of Land Warrants	Parcel Name	Location	Date of Acquisition	Land Usage	Service Year	Development Level	Area (㎡)	Original Entry Value	Book Value	Remark
1	Ping Sheng Shu Guo Yong (1997) No. 01	Factory land	Xiangdong Town, Xiangdong District, Pingxiang City	1997.7	Industry (production zone)	Long-term		177,474.23	12,893,502.81	10,937,437.19	Assignment
						50	Cultivated Land	267,385.33	26,558,619.02	22,529,426.76	Sale
2	Ping Sheng Shu Guo Yong (1997) No. 02	Ash yard land	Xiangdong Town, Xiangdong District, Pingxiang City	1997.7	Industry (ash yard)	50	Virgin Soil	838,204.19	53,395,283.31	45,294,716.73	Sale
3	Ping Sheng Shu Guo Yong (1997) No. 03	Ash yard land	XinrongVillage, Xiangdong Town, Xiangdong District, Pingxiang City	1997.7	Industry (ash yard)	50	Virgin Soil	237,040.25	14,269,823.05	12,104,956.71	Sale
Total									107,117,228.19	90,866,537.39
Minus: intangible assets – asset impairment of land use right
Total									107,117,228.19	90,866,537.39

2. Huaneng Anyuan Power Generation Co., Ltd. has one parcel of land unrecorded into accounts. Said land is assigned land for residence with “Pingxiang Power Plant” as the owner. Said land is left on the housing system reform and part of it fails to be covered by the housing system reform. The accounting treatment has been made uniformly and off-book assets have been formed. In addition, said land did not witness any area partition on the housing system reform, also the the auditor fails to confirm it. Therefore, the valuation scope of this valuation cannot cover said land.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

3. The recorded owner of some vehicles of Huaneng Anyuan Power Generation Co., Ltd. is Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd., the former name of Huaneng Anyuan Power Generation Co., Ltd.. Although the name change has not been conducted until now, yet Huaneng Anyuan Power Generation Co., Ltd. commits that there is no property right dispute. Details are as follows:
Serial No	License Plate Number	Vehicle Name	Unit	Quantity	Date of Acquisition	Book Value		Recorded Owner
						Original Value	Net Value
1	Gan J20690	Isuzu Car	Vehicle	1	1998-12-31	106,470.00	5,323.50	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
2	Gan J64339	Audi Car	Vehicle	1	2001-04-30	346,200.00	17,310.00	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
3	Gan J20975	Motor Bus	Vehicle	1	2002-07-18	149,487.80	7,474.39	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
4	Gan J20976	Motor Bus	Vehicle	1	2002-07-18	149,487.80	7,474.39	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
5	Gan M97236	Audi Car	Vehicle	1	2002-10-25	462,200.00	23,110.00	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
6	Gan J21772	Paladins SUV	Vehicle	1	2004-10-18	189,800.00	9,490.00	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
7	Gan J02775	Audi Car	Vehicle	1	2006-05-31	358,500.00	14,329.12	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
8	Gan J21460	Yutong Bus	Vehicle	1	2008-05-22	374,936.00	94,853.94	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
9	Gan J21282	Jinbei Ambulance	Vehicle	1	2003-08-08	97,500.00	4,875.00	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
Total					2,234,581.60		184,240.34

4. The commodity houses in Shanghai and Nanchang with the building area of 377.87 square meters belong to Huaneng Anyuan Power Generation Co., Ltd.. But its recorded owner is “Pingxiang Power Plant”, the former name of Huaneng Anyuan Power Generation Co., Ltd.. Although the name change has not been conducted until now, yet Huaneng Anyuan Power Generation Co., Ltd. commits that there is no property right dispute. Details are as follows:
Serial No.	Serial No of Land Warrants	Building Name	Structure	Construction Date	Unit	Building Area / Capacity	Book Value
							Origin Value	Net Value
1	Hu Fang Di Min Zi(1988) No.: 009527, 009528	Shanghai Transfer Station	Frame	1996-10-1	Square Meter	262.72	1,927,051.20	1,423,593.11
2	2.1-4.03.94-1.5.10-0-005510	Housing in Tianjia Lane, Nanchang	Brick - Concrete	1995-3-1	Square Meter	115.15	558,477.50	441,463.65
Total						377.87	2,485,528.70	1,865,056.76
Minus: asset impairment of building & construction
Total						377.87	2,485,528.70	1,865,056.76

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

5. Among vehicles of fixed assets of Huaneng Anyuan Power Generation Co., Ltd., the ones below are used within the field, which are equipped with no vehicle license. However, Huaneng Anyuan Power Generation Co., Ltd. commits that there is no property right dispute. Details are as follows:

Serial No.	Vehicle Name	Unit	Quantity	Date of Acquisition	Commissioning Date	Book Value
						Original Value	Net Value
1	Dongfeng Multi-functional Sprinkler	Vehicle	1	2004-09-06	2004-09-06	71,400.00	3,570.00
2	Suzuki	Vehicle	1	2009-09-14	2009-09-14	13,290.00	5,127.30
3	Shuaike Power-assisted Tricycle	Vehicle	1	2010-04-30	2010-04-30	5,384.62	2,512.95
4	Tricycle	Vehicle	1	2011-04-27	2011-04-27	5,384.62	3,282.34
5	Battery Tricycle	Vehicle	1	2011-09-28	2011-09-28	5,982.91	4,010.24
6	Battery Tricycle	Vehicle	1	2012-10-23	2012-10-23	5,982.90	4,834.31
7	Battery Tricycle	Vehicle	1	2012-10-23	2012-10-23	5,982.91	4,834.32
8	Battery Car	Vehicle	1	2012-12-20	2012-12-20	6,410.26	5,431.51
9	Diesel Fork Lift Trucks	Vehicle	1	1998-06-30	1998-06-30	118,199.99	5,910.00
Total						238,018.21	39,512.97
Minus: asset impairment of vehicles
Total						238,018.21	39,512.97

 (II) Other matters needing explanation
1. In accordance with the Approval of Scrapping Some Fixed Assets, Waste and Used Materials of Huaneng Anyuan Power Generation Co., Ltd. (Hua Neng Guo Cai [2012] No. 26), buildings in the old factory of Huaneng Anyuan Power Generation Co., Ltd. that have not been dismantled temporarily has been transferred into the disposal of fixes assets and shall be scraped.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

2. Huaneng Anyuan Power Generation Co., Ltd. has 16 vehicles to be scrapped, which cannot work properly due to the terrible vehicle condition. Details are as follows:

Serial No	License Plate Number	Vehicle Name	Unit	Quantity	Date of Acquisition	Book Value
						Original Value	Net Value
1	Gan J20199	Isuzu Car TFR55HDL-V	Vehicle	1	2000-9-30	108,360.00	5,418.00
2	Gan J20948	Motor Bus PK6100GCC	Vehicle	1	2000-10-31	233,765.00	11,688.25
3	Gan J20909	Motor Bus PK6100GCC	Vehicle	1	2000-10-31	233,765.00	11,688.25
4	Gan J20690	Isuzu Car JX5020X-DS	Vehicle	1	1998-12-31	106,470.00	5,323.50
5	Gan J20975	Motor Bus PK6100GCC	Vehicle	1	2002-7-18	149,487.80	7,474.39
6	Gan J20976	Motor Bus PK6100GCC	Vehicle	1	2002-7-18	149,487.80	7,474.39
7	Gan J21919	Motor Bus PK6100GCC	Vehicle	1	2003-6-11	186,536.25	9,326.81
8	Gan J21920	Motor Bus PK6100GCC	Vehicle	1	2003-6-11	186,536.25	9,326.81
9	Gan J21459	Two-seater Light Cars JX1930DSK	Vehicle	1	2004-1-17	72,200.00	3,610.00
10	Gan J21756	Large Passenger Train PK6107CD1	Vehicle	1	2004-6-8	268,417.80	13,420.89
11	Gan J21759	Large Passenger Train PK6107CD1	Vehicle	1	2004-6-8	268,417.80	13,420.89
12	Gan J21282	Jinbei Ambulance SY5031XJY-AC-me	Vehicle	1	2003-8-8	97,500.00	4,875.00
13	Gan J60095	Refine Light Car	Vehicle	1	2008-6-30	91,214.48	4,560.72
14	Gan J02243	Nissan Pickup Car ZN641E2G	Vehicle	1	2005-6-22	99,800.00	4,990.00
15	Gan J02041	Yuedakia Car	Vehicle	1	2005-6-21	123,517.50	6,175.88
16	Gan J60140	Santana Car	Vehicle	1	2008-6-30	64,093.15	3,204.66
Total					2,439,568.83		121,978.44

The aforesaid content is excerpted from the main body of this Valuation Report. In order to understand the detailed information of this valuation project and reasonably comprehend the valuation conclusion, please read the main body of this Valuation Report.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

ASSET VALUATION REPORT
IN RESPECT OF
PROPOSED TRANSFER OF TOTAL SHAREHOLDERS’ EQUITY IN HUANENG
ANYUAN POWER GENERATION CO., LTD HELD BY HUANENG
INTERNATIONAL POWER DEVELOPMENT CORPORATION
Zhong Tian Hua Zi Ping Bao Zi (2014) No. 1253

To China Huaneng Group and Huaneng International Power Development Corporation，
Accepting the entrustment of your companies, China Appraisal Associates has conducted valuation for total shareholders’ equity in Huaneng Anyuan Power Generation Co., Ltd. with respect to equity held by Huaneng Anyuan Power Generation Co., Ltd.to be transferred by Huanneng International Power Development Corporation complying with related laws and regulations as well as asset valuation standard and work principle of assets valuation based on the asset-based approach and according to necessary valuation process on May 31, 2014.
Currently, the valuation report shall be demonstrated as follows:
I. Overview of the Client, the Valuated Entity and Other Users of the Valuation Report Agreed in the Engagement Letter
The client of this project is composed of China Huaneng Group and Huaneng International Power Development Corporation. The valuated entity is Huaneng Anyuan Power Generation Co., Ltd.. Other users of this valuation report agreed in the Engagement Letter are related regulators where things should be submitted for record in accordance with applicable regulations on state-owned assets administration. Except for the aforesaid personnel and organizations, any third party obtaining the valuation report cannot be deemed as the user of this valuation report. The valuation agency and the certified public valuer shall be exempted from any liability for third party’s misuse of this valuation report.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

(I) Client Profile:
Overview of Client I:
1. Corporate Name: China Huaneng Group (hereinafter referred to as the “Huaneng Group”)
2. Address: No. 6, Fuxingmen Inner Street, Xicheng District, Beijing
3. Legal Representative: Cao Peixi
4. Registered Capital: RMB 20,000,000,000
5. Paid-up Capital: RMB 20,000,000,000
6. Corporate Type: Limited Liability Company (solely state-owned)
7. Business Scope: Permitted business scope: (None)
General business scope: The main businesses are development, investment, construction, operation and management of power, electric power (heating power) production and sales, development, investment, construction, production, sales, industrial investment operation and management of product and related industries of finance, coal, communication and transportation, new energy, environmental protection as well as.
Overview of Client II:
1. Corporate Name: Huaneng International Power Development Corporation
2. Address: No. 2, Fuxingmen South Street, Xicheng District, Beijing
3. Registered Capital: USD 450,000,000
4. Legal Representative: Cao Peixi
5. Business Scope: Investment, construction and operation of power plant and related engineering, including collection of domestic and foreign capitals, import of complete and corollary equipment, machines and tools, etc., providing accessories, materials and fuels for the construction and operation of power plant.
(II) Profile of the Valuated Entity:
1. Corporate Name: Huaneng Anyuan Power Generation Co., Ltd. (hereinafter referred to as the “Anyuan Power Generation Company”)

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

2. Corporate Type: Limited Liability Company (solely funded by non-natural person investment or holding legal person)
3. Registered Capital: RMB 125,000,000
4. Paid-up Capital: RMB125,000,000
5. Registered Address: Xiangdong District, Pingxiang City, Jiangxi Province
6. Legal Representative: Song Zhiyi
7. Business Scope: Construction, operation and management of power plant and related engineering, production and sales activity of power plant. (Unless it is otherwise specified by national laws and regulations, the aforesaid business activities needing permit shall be operated with license.)
8. Corporate Profile:
Established in 1958, Huaneng Anyuan Power Generation Co., Ltd. with the former name as Pingxiang Power Plant is a member of Jiangxi Provincial Investment Group Corp.. Jiangxi Ganneng Co., Ltd. was founded in 1997 with Jiangxi Provincial Investment Group Corp. and Jiangxi Electric Power Company being initiators and their investment in Pingxiang Power Plant being founder’s share, so Pingxiang Power Plant is renamed as Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.. At the same time, some assets of Pingxiang Power Plant were separated to establish Pingxiang Xiangyuan Electric Power Industry Co., Ltd. with Jiangxi Provincial Investment Group Corp. and Jiangxi Electric Power Company holding percentage of shareholding of 62% and 38% respectively. On Jun. 24, 2008, Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd. became an enterprise owned by the whole people with independent legal person upon asset reorganization and was renamed Pingxiang City Anneng Power Plant. Simultaneously, other related electric power assets and personnel of Pingxiang Xiangyuan Electric Power Industry Co., Ltd. were transferred to Pingxiang City Anneng Power Plant except for four subsidiaries. In July of 2008, Pingxiang City Anneng Power Plant was purchased by Huaneng International Power Development Corporation with 100% of its equity and became a wholly-owned subsidiary of it. On Dec. 31, 2008, Pingxiang City Anneng Power Plant was renamed Huaneng Anyuan Power Generation Co., Ltd..

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

By the valuation reference day, the shareholding structure of Huaneng Anyuan Power Generation Co., Ltd. is as follows:
Unit: RMB 10,000
Investor	Registered Capital	Registered Proportion (%)	Constitution of Paid-up Capital	Shareholding Ratio (%)
Huaneng International Power Development Corporation	12,500.00	100.00%	12,500.00	100.00%
Total	12,500.00	100.00%	12,500.00	100.00%

9. Financial Condition
The operating date of prime assets possessed by Huaneng Anyuan Power Generation Co., Ltd. in the recent three years and on the valuation reference day is as follows:
Unit: RMB 10,000
Item	May 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Total assets	234,491.04	180,651.98	62,656.06	40,212.82
Item	May 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Total liabilities	244,444.47	193,273.30	76,842.37	47,997.77
Net asset	-9,953.43	-12.621.32	-14.186.31	-7,784.95
Item	Jan – May of 2014	2013	2012	2011
Income of primary business	7,617.64	46,824.76	49,241.87	31,208.57
Total profit	-4.752.11	-10.100.70	-6.401.35	-15.625.60
Net profit	-4.752.11	-10.100.70	-6.401.35	-15.625.60

The aforesaid financial data comes from the financial statements provided by Huaneng Anyuan Power Generation Co., Ltd..
The aforesaid 2011 Annual Financial Statement has been audited by WUYIGE Certified Public Accountants LLP, and the standard audit report without qualified audit opinion (Da Xin Shen Ji [2012] No. 1-1189) has been produced.
The aforesaid 2012 Annual Financial Statement has been audited by WUYIGE Certified Public Accountants LLP, and the standard audit report without qualified audit opinion (Da Xin Shen Ji [2013] No. 11-00201) has been produced.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

The aforesaid 2013 Annual Financial Statement has been audited by WUYIGE Certified Public Accountants LLP, and the standard audit report without qualified audit opinion (Da Xin Shen Ji [2013] No. 11-00054) has been produced.
The aforesaid financial statement dated on May 31, 2104 has been audited by Price Waterhouse Coopers and the standard audit report without qualified audit opinion (Pu. Hua. Yong. Dao. Zhong. Tian. Te. Shen. Zi (2014) No. 1551) has been produced.
10. Operation Status
Initially established in 1958 and located at Xiangdong District, Pingxiang City, Jiangxi Province, Huaneng Anyuan Power Generation Co., Ltd. which is formerly named Jiangxi Pingxiang Power Plant. Sets with serial number of #1, #2, #3 were put into operation in 1960s and 1970s respectively.. #4 and #5 were under preparation in 1980s, constructed and applied to generate electricity in September of 1993 and December of 1993 respectively. At the same time, #1, #2, #3 were brought to rest and dismantled. Currently, the installed capacity of the company is 260MW (1 × 125MW + 1 ×135MW). In 1997, Jiangxi Pingxiang Power Plant became a subordinate enterprise of Jiangxi Ganneng Co., Ltd. and was renamed Pingxiang City Anneng Power Generation Co., Ltd. (Pingxiang City Anneng Power Generation Plant) in June of 2008. In October, , Huaneng Group purchased Pingxiang City Anneng Power Generation Plant with 100% of its share stocks and renamed it as Huaneng Anyuan Power Generation Co., Ltd. (Huaneng Anyuan Power Plant) in December officially. Said plant is located at the south of Xiangdong Town, Pingxiang City, Jiangxi Province and close to the east of Lushui River, about 12 kilometers to Pingxiang City. The two sets of 125MW boiler owned by Pingxiang Power Plant are natural circulation solid slag discharged pulverized coal furnaces reheated in the middle with high pressure, which are produced by Shanghai Boiler Works Ltd. with the type being SG – 420 /13, 7 -540 / 540 – M416A. The above-mentioned boiler adopts intermediate storage, use heat wind to sent powder and is equipped with cylinder steel ball coal mill machine to manufacture powder. The burner is y-globe type and arranged at four angles. The direction of turning of the overfire tangential circle at the top of burner is contrary to that of first, second and third wind. The turbine used by this plant is double-cylinder and double-row condensing turbine produced by Harbin Steam Turbine Factory typed as NI 35 – 13.24 /535 /535 with extra-high tension and intermediate reheating. The speed control security system of said set adopts the adjustable type with low pressure and pure electricity manufactured by Beijing Hollysys Automation Technologies Ltd. The original design of DHE does not include the special control mode of small net operation.
In accordance with those requirements specified by national policies as “energy conservation and emission reduction” and “developing large units and suppressing small ones” as well as Implementation Plan of Closing and Stopping Small Thermal Power Generating Unit in Jiangxi Province, sets with serial number of #704 and #705 were brought to rest on Sep. 24, 2011 and Aug. 23, 2011 respectively upon approval of Energy Bureau of Jiangxi. On Mar. 6, 2012, Energy Bureau of Jiangxi approves that sets with serial number of #704 and #705 should be retreated from dispatching operation. Until then, the above-mentioned sets completed their historical mission.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

To ensure that the enterprise can irradiate new vitality and energy in the new century, the power plant takes active measures to close and stop old small generator sets, and is devoted to constructing new generator sets characterized with high parameters, large capacity, energy conservation and environment protection in the way of “developing large units and suppressing small ones”. In 2007, the construction project as “developing large units and suppressing small ones” has been listed into the Eleventh Five-year Plan. In March of 2008, the newly constructed project in the industrial park, Luxi County, Pingxiang City has been confirmed as the project with 2× 660 MW level of “developing large units and suppressing small ones” and listed into the 2008-2012 Electric Power Development Plan in Jiangxi Province. On Nov. 27, 2010, National Energy Administration authorized Anyuan Power Plant to carry out the preliminary work of the “developing large units and suppressing small ones” project. On Jul. 16, 2012, National Development and Reform Commission approved Anyuan Power Plant to construct two sets of coal-fired ultra-supercritical generator sets of 660,000 kilowatt. On Jun. 28, 2013, the newly established project started construction officially upon the smooth FCD of the main power house.
Currently, Huaneng Anyuan Power Generation Co., Ltd. has been closed and stopped in September of 2011. Such main equipment as power generation assembly, heating equipment, transformer and electric transmission line have been disposed in 2012. Existing facilities include but is not limit to some repair facilities, automation instrumentation, vehicles and electronic equipment. The main power house has been removed, while other houses are put into the disposal of fixed assets and buildings.
10. Principal Accounting Policy
Huaneng Anyuan Power Generation Co., Ltd. implements the 2006 Accounting Standards for Business Enterprises issued by the state.
For this company, the applicable sales tax rate is 5%, the tax rate of urban maintenance and construction tax is 5%, and the income tax rate is 25%.
11. Relationship between the Client and the Valuated Entity
The client, Huaneng Power International, Inc., is the shareholder of Huaneng Anyuan Power Generation Co., Ltd., namely the valuated entity, while China Huaneng Group, another client, is the shareholder of Huaneng Power International, Inc..
(III) Other Users Agreed in the Engagement Letter
Users of this valuation report are composed of the client, the valuated entity, relevant parties of economic activities and applicable regulators regulated by some regulations of state-owned assets administration.
Unless it is otherwise specified by national laws and regulations, neither institutions nor individuals without the confirmation of the valuation agency and the client shall be deemed as

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

users of this valuation report due to their acquisition of this valuation report.
II. Purpose of Valuation
Huaneng International Power Development Corporation intends to transfer its equity Huaneng Anyuan Power Generation Co., Ltd. to Huaneng Power International, Inc.. This valuation is aimed at offering reference to the total equity value possessed by shareholders of Huaneng Anyuan Power Generation Co., Ltd. involved in the stock rights of Huaneng Anyuan Power Generation Co., Ltd. to be transferred by Huanneng International Power Development Corporation.
Related economic activities and documents of approval have been included into appendix of this valuation report.
III. Object and Scope of Valuation
(I) In accordance with the purpose of valuation, the valuation object of this appraisal shall be the total equity possessed by shareholders of Huaneng Anyuan Power Generation Co., Ltd..
(II) In accordance with the purpose of valuation and the aforesaid valuation object, the scope of valuation shall be all assets and liabilities possessed by Huaneng Anyuan Power Generation Co., Ltd. on the reference day.
The book value of the total assets on the reference day upon audit is RMB 2,344,910,400, total liabilities RMB 2,444,444,700, net assets RMB -99,534,300. The concrete condition is that current assets account for RMB 356,999,600 and non-current assets account for 1,987,910,900; current liabilities account for RMB 442,385,600 and non-current liabilities account for RMB 2,002,059,100.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Asset types and book-keeping constitution of Huaneng Anyuan Power Generation Co., Ltd. included into the scope of valuation are as follows:

Item	Book Value
Current assets	35,699.96
Non-current assets	198,791.09
Among: fixed assets	1,119.08
Construction in progress	79,313.40
Engineering material	100,965.88
Disposal of fixed assets	3.20
Intangible assets	9,086.65
Long-term unamortized expenses
Other non-current assets	8,302.88
Total assets	234,491.04
Current liabilities	44,238.56
Non-current liabilities	200,205.91
Total Liabilities	244,444.47
Net Assets	-9,953.43

1. The prime assets of Huaneng Anyuan Power Generation Co., Ltd. within the scope of valuation aroe composed of commodity houses, vehicles, electronic equipment and Construction in progress both in Shanghai and Nanchang.
At present, old factories have been shut down; primary equipment including power generation assembly, heating equipment, transformer and electric transmission lines have been disposed in 2012; current equipment includes some repair equipment, automated instrument, vehicles and electronic equipment. The main power house has been removed. Other buildings are classified into the disposal of fixed assets as well as building respectively. The land disposal scheme for old factories has not been determined temporarily.
2. There was no intangible asset within the scope of valuation submitted and confirmed by the company.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

3. There was no off-balance asset submitted and confirmed by the company.
(III) The entrusted valuation object and scope of valuation shall be identical with that involved in economic activities.
(IV) Adduce conclusions issued by other institutions.
The aforesaid financial statement dated on May 31, 2014 has been audited by Price Waterhouse Coopers and the standard audit report without qualified audit opinion (Pu. Hua. Yong. Dao. Zhong. Tian. Te. Shen. Zi (2014) No. 1551) has been produced.
IV. Value Type and Definition
In accordance with the purpose of valuation and the concrete valuation object, this valuation shall employ the type of market value.
Market value refers to the estimate amount of the valuation object on the valuation reference day in a normal arm’s length transaction that the free-will buyer and free-will seller conduct a transaction rationally not subject to duress.
V. Valuation Reference Day
In accordance with the valuation purpose, the client, the assets owner and the valuation agency reach an agreement through negotiated consensus that the reference day of this valuation project shall be May 31, 2014.
Said reference day is selected because the date is close to the day on which the valuation purpose is expected to be reached. As a result, the valuation results can effectively serve the valuation purpose to reduce and prevent the influence on the valuation results as much as possible arising from the matters needing adjustment upon the valuation reference day.
All prices adopted by this valuation shall be effective price standards on the valuation reference day.
VI. Valuation Basis
(I) Basis of Economic Activities
1. Resolution made on the 22th Office Meeting of Managers of China Huaneng Group in 2014.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

(II) Basis of laws and regulations
1. Law of the People’s Republic of China on the State-Owned Assets of Enterprises (passed at the 5th Meeting of the Eleventh NPC Standing Committee on Oct. 28, 2008);
2. The Company Law of the People’s Republic of China (Decision on Altering Marine Environmental Protection Law of the People’s Republic of China and Other Six Laws passed at the 6th Meeting of the Twelfth NPC Standing Committee on Dec. 28, 2013,  which shall be brought into force on Mar. 1, 2014);
3. The Administrative Measures on Appraisal of State-owned Assets (Order No. 91 in 1991 issued by the State Council);
4. Detailed Rules for the Implementation of the Administrative Measures for State-owned Assets Assessments (Guo Zi Ban Fa [1992] No. 36 issued by the National State-owned Asset Administration Bureau);
5. Regulations on Certain Issues on Assessment and Administration of State-owned Assets (Order No. 14 issued by the Ministry of Finance on Dec. 31, 2001);
6. Notice Forwarding the Opinion on Reforming the Administrative Management of the Valuation of State-owned Assets and Strengthening the Appraisal, Supervision and  Administration Work (Guo. Ban. Fa [2001] No. 102 of the State Council,);
7. Interim Measures for the Supervision and Administration of State-Owned Assets of Enterprises (Order No. 378 in 2003 issued by the State Council);
8. Interim Measures for the Administration of the Transfer of State-owned Assets and Equity of Enterprises (Order No. 3 issued by State-owned Assets Supervision and Administration Commission on Dec. 31, 2003);
9. Interim Administrative Measures on the Valuation of the State-owned Assets of Enterprises (Order No. 12 issued by the State-owned Assets Supervision and Administration Commission of the State Council on Aug. 25, 2005);
10. Guidelines for the Filing of Valuation Project of the State-owned Assets of Enterprises (Guo Zi Fa Chan Quan (2013) No. 64);
11. Notice of Certain Issues on Strengthening Administration on Appraisal of State-owned Assets of Enterprises(Guo Zi Wei Chan Quan [2006] No. 274);

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

12. Notice on the Issue of Guidelines on Verification of Assets Valuation Project of State-owned Assets of  Enterprises (Guo Zi Fa Chan Quan (2010) No. 71) issued by the State-owned Assets Supervision and Administration Commission of the State Council;
13. Enterprise Income Tax Law of the People’s Republic of China (passed in the fifth standing committee meeting of the tenth national people’s congress on Mar. 16, 2007);
14. Other laws, provisions, rules and regulations related to valuation work.
(III) Basis of valuation standards
1. Asset Valuation Standards– Basic Standards;
2. Ethical Norms for Asset Valuation – Basic Standards;
3. Ethical Norms for Asset Valuation – Independence;
4. Asset Valuation Standards – Valuation Report;
5. Asset Valuation Standards – Valuation Procedures;
6. Asset Valuation Standards – Enterprise Value;
7. Asset Valuation Standards – Machinery and Equipment;
8. Asset Valuation Standards – Real Estate;
9. Valuation Guidance Targeted at Finance Statements (trial implementation);
10. Asset Valuation Standards – Utilization of Expert Opinion;
11. The Guiding Opinions on Asset Valuation Value Type;
12. The Guidelines for the State-owned Asset Valuation Reports of Enterprises;
13. The Guiding Opinions on the Legal Ownership of the Valuation Object by Certified Public Valuer.
(IV) Ownership Basis
1. Certificate of Real Estate Ownership;
2. State-owned Land Use Certificate;

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

3. Vehicle license of Motor Vehicle;
4. Procurement contracts or certificates of prime assets;
5. Other related contracts, legal documents and other materials related to the acquisition and usage of enterprise assets.
(V) Pricing Basis
1. Rating of Approximate Estimate for Electric Construction Engineering (version of 2006) issued by the China Electricity Council;
2. Budget and Preparation and Computing Standard of Thermal Power Plant Project Construction (version of 2006) issued by the National Development and Reform Commission;
3. New Regulations of Motor Vehicle Scrapping Mandatory Standard implemented from May. 1, 2013;
4. Interim Regulations on Vehicle Purchase Taxes of the People’s Republic of China ([2000] No. 294 issued by the State Council);
5. 2014 Quotation Handbook of Electromechanical Products (China Machine Information Institute);
6. Benchmark exchange rate of RMB published by the State Administration of Foreign Exchange on May. 31, 2014;
7. Loan Interest Table of the People’s Bank of China implemented from Jul. 6, 2012;
8. Historic operating data provided by Huaneng Anyuan Power Generation Co., Ltd.;
9. Discussion on the spot and exploration record made by evaluators;
10. Materials known and collected by evaluators from market research;
11. Other relevant materials.
(VI) Other Reference Data
1. Detailed report on inspection of assets provided by Huaneng Anyuan Power Generation Co., Ltd.;
2. Audit reports of Huaneng Anyuan Power Generation Co., Ltd. in the past and on the reference day;

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

3. Common Data and Parameters Manual for Assets Evaluation (second version) (Beijing Science and Technology Press);
4. Other relevant materials.
VII. Valuation Methods
(I) Choosing Valuation Methods
In the event of conducting the valuation against the company’s value, it is necessary to analyze the applicability of the basic method for assets valuation and select one or more suitable basic methods for assets valuation in accordance with valuation purpose valuation object, value type and materials collection situation.
In accordance with related regulations specified by PRC Valuation Standards, the valuation of the company’s value can be implemented in the three basic methods: income approach, market approach and Asset-based approach.
The income approach for the valuation of the company’s value means that the value of the valuation object can be determined through capitalization or discounting of the expected income. The market approach for the valuation of the company’s value means that the value of the valuation object can be determined by comparing the valuation object with comparable listed companies or transaction cases. The Asset-based approach for the valuation of the company’s value means that the value of the valuation object can be determined by reasonably estimating the value of various assets and liabilities listed or unlisted based on the balance sheet of the valuated entity on the valuation reference day.
Based on our understanding of Huaneng Anyuan Power Generation Co., Ltd. with its present management situation, business plan and development program included, we come to know that its old factories have been shut down; new factories are under construction; feed-in tariff has not been approved with certain official documents; the uncertainty of its future management and income is high; there are relatively many unpredictable factors; it is not equipped with the conditions of income approach. Therefore, income approach is not suitable for this valuation.
Because the valuated entity is equipped with complete financial information and assets management material for utilization, its source of such date and information as related to the regaining cost of the valuated assets is relatively wide. The assets replacement cost bears inner link with and is also capable of replacing the current market price of assets and present value of income. Therefore, asset-based approach can be adopted in this valuation project and confirming the value.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

The market approach may be adopted on the precondition that the company is located at a robust open market and there has relatively sufficient market data and comparable cases in said open market. At present, the domestic property rights exchange market of non-listed companies has not been developed completely, so the number of comparable cases of similar transaction is less. Among listed companies, few companies of this type can match our company in operation direction, assets scale, management scale and other aspects. If we choose general cases to conduct revision, the revision range shall be exaggerated. As a result, the value guidance of reference cases for this project will be distorted and the conditions of the market approach cannot be satisfied. Therefore, the market approach is not suitable for this valuation.
(II) Introduction of Asset-based Approach
Asset-based approach means that the investment amount needed to construct a same enterprise of the valuated object again or an entity earning profits independently on the valuation reference day shall be deemed as the basis to judge the whole company value. In practical terms, the company value shall be obtained by deducting the assessed value of liabilities from the assessed value of all assets.
The valuation methods of all assets and liabilities are as follows:
1. Valuation of current assets
(1) Monetary capital: The valuers conduct supervision against cash on hand of the applicant in the valuation site on working days, and run back to the reference day for valuation confirmation. As to deposit in bank, trail balancing shall be conducted in accordance with the bank statement and the balance adjustment table of bank deposit. For the monetary capital with RMB as currency, the book value of shall be deemed as the assessed value upon checking and verification.
Other monetary capital constitutes various cash deposit. The valuers shall conduct external confirmations against it to testify the authentication of other monetary capital. All amounts on the reference day are identical with that of book entry through verification. The assessed value shall be determined in accordance with the book value upon verification.
(2) Receivable (accounts receivable, prepayment and other receivables): The valuers shall determine the assessed value of accounts receivable by examining account books and original certificates, combining specific identification with aging analysis of accounts on the basis of economic content and aging analysis of accounts, and comprehensively analyze the valuation risk damage of the recoverable amount of accounts receivable as well as the recoverable amounts in the future.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

(3) Inventory: raw materials
The valuers shall obtain the purchasing price of raw materials or substitute goods recently through market research. The assessed value can be determined by multiplying the verified amount with the current market price and taking such costs generating during the procurement process as reasonable freight and miscellaneous charges, loss, expenses on verification, settlement and warehouse and other relevant fees. In the event that some raw materials suffer invalidity, deterioration, damage, scrap and uselessness, the assessed value can be determined upon deduction of corresponding depreciation, which is obtained in accordance with the actual conditions of spot investigation and through analysis and computing.
(4) Other non-current assets
Other noncurrent assets mean the added-value tax and other costs for deduction. The valuers shall verify books and records, conduct spot check against some original certificates and relevant materials, checking the authentication of transaction, business content and amounts, and prove that whether amounts recorded in consequential accounts, tables and lists are identical. The assessed value can be determined in accordance with the book value upon verification.
2. Valuation of Construction (Structure)
(1) Based on the specific purpose of this valuation, we select the market comparison approach to conduct valuation against construction and obtain the assessed value of each building through computing.
The market comparison approach means that compare the valuated object with similar real estate transacted recently in the same supply circle and obtain the comparative price of the valuated object after revising the transaction condition, the trading date, the regional factors and individual factors.
Computational Formula:
Comparative Price of the Valuated Object = Transaction Price of the comparison object × Revision of the transaction condition × Revision of the Trading Date × Revision of the Regional Factors × Revision of the Individual Factors
(2) Valuation Method of Construction: It shall be subject to the the Approval of Scrapping Some Fixed Assets, Waste and Used Materials of Huaneng Anyuan Power Generation Co., Ltd. (Hua Neng Guo Cai [2012] No. 26) produced by Huaneng International Power Development Corporation.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

In accordance with the purpose of this valuation, abiding by the principle of sustained use and liquidation, based on the market price, combining the characteristic of entrusted assets and condition of collected materials, we determined to apply the hypothetical liquidation method to implement valuation.
Recoverable Net Value = Realizable Income – Expenses on Removal and Settlement
Confirmation of realizable income
In accordance with related regulations specified by the Valuation Manual, the maximum realizable income of construction shall be 5% of the construction value, namely
Realizable Income = Construction Engineering Costs × 5%
Confirmation of Expenses on Removal and Settlement
Expenses on removal and settlement shall be determined in accordance with Budget Preparation and Computing Standard of Thermal Power Plant Project Construction (version of 2006).
Expenses on Removal and Settlement = Construction Engineering Direct Cost × Rate of Expenses on Removal and Settlement
A. Construction Engineering Direct Cost = Construction Engineering Costs × 80%
B. Determination of Rate of Expenses on Removal and Settlement
Rate of Expenses on Removal and Settlement shall be determined in accordance with Budget Preparation and Computing Standard of Thermal Power Plant Project Construction (version of 2006).
Budget Preparation and Computing Standard of Thermal Power Plant Project Construction Table 3.5.2.4: Remnant Cleanup Cost Rate
Project Name			Computational Formula	Rate (%)
Constructional Engineering	General post and panel structure		Direct cost of newly established constructional engineering × rate	10
	Composite structure		Direct cost of newly established constructional engineering × rate	20
	Concrete and reinforced concrete structure	Conditional blasting	Direct cost of newly established constructional engineering × rate	20
		Unconditional blasting	Direct cost of newly established constructional engineering × rate	30〜50
	Tempararily simple construction		Direct cost of newly established constructional engineering × rate	8

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

From the aforesaid regulations, we can find that the minimum expenses on removal shall be 10% of Construction Engineering Direct Cost, namely
Expenses on Removal and Settlement = Construction Engineering Direct Cost× Rate of Expenses on Removal and Settlement
= Construction Engineering Costs × 80% × 10%
= Construction Engineering Costs × 8%
And, the maximum recoverable net value shall be
Recoverable Net Value = Realizable Income – Expenses on Removal and Settlement
= Construction Engineering Costs × 5% - Construction Engineering Costs × 8%
= - Construction Engineering Costs × 3% ＜ 0
Therefore, the recoverable net value of the construction to be dismantled at this time shall be zero.
3. Valuation of machinery equipment
In accordance with the valuation purpose, it is available to use the replacement cost method to determine the assessed value of machinery equipment, transport vehicle and electronic equipment. In other words, the replacement cost can be determined based on the current market value needed to deploy said asset again on the premise that the sustained use can be guaranteed. At the same time, the newness rate upon corresponding loss shall be determined through spot investigation and synthesis technical analysis, according to which the assessed value shall be calculated. The computational formula shall be:
Assessed Value of Equipment = Replacement Cost of Equipment × Newness Rate
(1) Machinery Equipment
1) Determination of the full replacement price
The replacement price of machinery and equipment reset shall be determined comprehensively on the basis of the equipment purchase price by taking various costs (including but not limited to the purchase price, freight and miscellaneous charges, debugging and installation fees, other expenses on engineering construction and cost of capital) needed to ensure the normal operation of said equipment into comprehensive consideration.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Pursuant to the Notice on Certain Issues of the Nationwide Implementation of the Transformation and Reform of the Value Added Tax (Cai Shui [2008] No. 170) of the state Administration of Taxation, starting from Jan. 1, 2009, the input tax incurred on the purchase or autonomous production (including conversion, expansion and construction) of fixed assets can be offset in the output tax according to the relevant stipulations of the Interim Regulations of the Value Added Tax of the People’s Republic of China (Order No. 538 of the State Council) and the Detailed Rules of the Interim Regulations of the Value Added Tax of the People’s Republic of China (Order No. 50 of the Ministry of Finance and the State Administration of Taxation). Consequently, when calculating the full replacement cost of productive machinery and equipments, the input tax of the value added tax incurred when purchasing the equipments should be deducted.The formula of the full replacement cost:
Full replacement cost = purchase price of equipments + installation engineering expenses+ other expenses + finance costs – input tax of the value added tax incurred when purchasing the equipments
A. Determination of the purchase price of equipments
The market prices of equipments on the base date can be found by enquiring about the prices with the manufacturers and distributors of the equipments, referring to 2014
Mechanical Engineering Product Price Information etc and the contract price of similar equipment recently. For those equipments for which their prices cannot be enquired in the market, their purchase prices will be determined by comparing the price of similar equipment with similar function of the same age and reckoning in accordance with the rate of change; For the equipment value of autonomous manufactured equipments, the price will mainly be based on the material costs, technology difficulty and mechanical bench expenses etc incurred to determine its price.
B. Determination of freight and sundries expenses
The freight and sundries expenses refer to the transportation expenses from the production place to the installation site of the equipments. The freight and sundries expenses are based on the purchase price of the equipment. Based on different distances between the manufacturers and the locations of the equipments installed, different freight and sundries expenses will be charged.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Determination of domestic freight and sundries expenses rate: For locally manufactured equipments, adopt 0.2% - 0.5%; for equipments manufactured in other cities, refer the following table
Shipping Distance Km	Charging Basis	Rate (%)	Shipping Distance Km	Collection Basis	Rate %
Within 100	Original price of equipment	0.80	Within 1000	Original price of equipment	1.70
Within 200	Original price of equipment	0.90	Within 1250	Original price of equipment	2.0
Within 300	Original price of equipment	1.00	Within 1500	Original price of equipment	2.2
Within 400	Original price of equipment	1.10	Within 1750	Original price of equipment	2.4
Within 500	Original price of equipment	1.20	Within 2000	Original price of equipment	2.6
Within 750	Original price of equipment	1.50	Every 250 increased upon exceeding 2000	Original price of equipment	0.1 plus

If the conditions of the supply of goods stipulate that the vendor is responsible for the freight and installation, then the freight and sundries expenses will not be calculated.
C. Determination of installation and commissioning expenses
It is determined by different installation expense rates based on the consumption and installation conditions of auxiliary materials of the valuated equipment and difficulty degree of installation, through referring to materials like Manual of Common Data and Parameters for Asset Valuation.
D. Other expenses
Other expenses shall be determined in accordance with the equipment characteristics. Because the majority of the equipment under the possession of the company is composed of repair equipment and automated instrument which can be put into operation immediately upon purchase, this valuation ignores other expenses.
E. Capital cost
Considering that the majority of the equipment covered by this valuation is composed of repair equipment and automated instrument which can be put into operation immediately upon purchase, this valuation ignores Capital cost.
F. Determination of the input tax of the value added tax incurred when purchasing equipments

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Pursuant to the Notice on Certain Issues of the Nationwide Implementation of the Transformation and Reform of the Value Added Tax (Cai Shui [2008] No. 170) of the State Administration of Taxation, the input tax incurred on the purchase or autonomous production (including conversion, expansion and construction) of fixed assets and payment of transportation expenses can be offset in the output tax according to the relevant stipulations. The input tax incurred on the purchase or autonomous production and payment of transportation expenses can be calculated in accordance with the following formula:
Input tax of the value added tax incurred when purchasing equipments = purchase price of equipments x rate of value added tax / (1+ rate of value added tax)
Input tax of the value added tax incurred when paying transportation expenses = transportation expenses x rate of value added tax / (1+ rate of value added tax)
The rate of value added tax for purchasing equipments: 17%; The rate of value added tax for paying transportation expenses: 11%.
2) Determination of newness rate
The comprehensive newness rate shall be determined through weighted average of the newness rate of age limit approach (0.4) and the newness rate of spot investigation (0.6) or multiplying the newness rate of age limit approach with the revision parameter of the newness rate:
Comprehensive newness rate = newness rate of age limit approach × 40% + newness rate of spot investigation × 60% or
Comprehensive newness rate = newness rate of age limit approach ×revision parameter of the newness rate
A. Newness rate of age limit approach
Refer to related materials to determine the service time, economic life and usable years exceeding economic life, and calculate the newness rate of age limit approach.
a. Equipment within the economic life:
Newness rate of age limit approach = (1 - years already spent / economic life) × 100%
b. Equipment beyond the economic life:
Newness rate of age limit approach = [usable years upon economic life / (years already spent + usable years upon economic life)] × 100%

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

B. Newness rate of spot investigation
The newness rate of spot investigation shall be determined by applying the points approach of spot investigation against the technical status of equipment after conducting spot investigation against equipment usage status (engineering environment, maintenance, appearance, HUT and serviceability rate), consulting necessary record about equipment operation, accidents, inspection, performance verification and etc., and exchanging opinions with related personnel responsible for operation and repair.
3) Determination of appraised value
Appraised value = Full replacement cost x newness rate
(2) Transportation vehicles
1) Determination of full replacement cost
The full replacement cost of transportation vehicles is composed of prevailing purchase price, vehicle purchase tax and handling fees of registration of new car license. Pursuant to the Notice on Bringing Railway Transportation and Mail Business into Business Tax Pilot Program (Cai Shui (2013) No. 106) of the state Administration of Taxation, starting from Aug. 1, 2013, the input tax incurred on the purchase or autonomous production (including conversion, expansion and construction) of vehicles can be offset in the output tax according to the relevant stipulations of the Interim Regulations of the Value Added Tax of the People’s Republic of China (Order No. 538 of the State Council) and the Detailed Rules of the Interim Regulations of the Value Added Tax of the People’s Republic of China (Order No. 50 of the Ministry of Finance and the State Administration of Taxation). Consequently, when calculating the full replacement cost of vehicles, the input tax of the value added tax incurred when purchasing the vehicles should be deducted. The formula of the full replacement cost:
Full replacement cost = prevailing purchase price + vehicle purchase tax + handling fees of registration of new car license - input tax incurred on the purchase of vehicles
In which:
The prevailing purchase price can be determined by referring to the market transaction price of comparable models in the local auto market on the valuation reference day.
The vehicle purchase tax: In accordance with related regulations specified by the (Guo Wu Yuan [2001] No. 294) Interim Regulations on Vehicle Purchase Tax of the People’s Republic of China, the vehicle purchase rate of passenger cars shall be 10%.
Vehicle purchase tax = prevailing purchase price / (1 + added-value tax rate) × vehicle purchase tax rate

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Handling fees of registration of new car license: It shall include license fee, expenses on validating vehicles, handling fees and etc.. In accordance with related regulations issued by the local vehicle department, the collection standard of said expenses is RMB 300.
Determination of the input tax incurred on the purchase of vehicles
Pursuant to the (Cai Shui [2013] No. 106) document of the state Administration of Taxation, starting from Aug. 1, 2013, the input tax incurred on the purchase or autonomous production (including conversion, expansion and construction) of vehicles can be offset in the output tax according to the relevant stipulations. The formula of the input tax of the value added tax incurred when purchasing the vehicles is as follow:
The input tax of the value added tax incurred when purchasing the vehicles = prevailing purchase price × added-value tax rate / (1 + added-value tax rate)
The added-value tax rate on the purchase of vehicles: 17%
2) Determination of newness rate
Regarding transportation vehicles, pursuant to the “Regulations on Standards for Mandatory Vehicle Scrap” (Order No. 12 [2012] (the Commercial Department, National Development and Reform Commission, Ministry of Public Security and Ministry of Environmental Protection), the motor vehicles can be classified into two categories, namely with limitation of the number of years of usable life and without limitation of the number of years of usable life. Their newness rate can be determined in the following methods:
A. Determination of newness rate of motor vehicles with limitation of the number of years of usable life:
Pursuant to related regulations specified by the “Regulations on Standards for Mandatory Vehicle Scrap” (Order No. 12 [2012]), determine the service year of vehicle before forcible scrap and guide the travelled distance before scrap. The theoretical newness rate can be calculated in accordance with the years already used and the travelled distance respectively, and the final newness rate shall be subject to the lower one. The increased or decreased revision points shall be determined to conduct rectification by combining such matters of vehicles detected through spot investigation as appearance, overall vehicle structure, engine structure, electrical system, brake performance and exhaust gas emission.
Newness rate of the number of years of usable life = (1 – Number of years already used / Number of years of usable life specified) x 100%
Newness rate of the driving mileage = (1 – Number of years already driven / Number of years of driving life specified) x 100%

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

B. Determination of newness rate of motor vehicles without limitation of the number of years of usable life:
Pursuant to related regulations specified by the “Regulations on Standards for Mandatory Vehicle Scrap” (Order No. 12 [2012]), determine the travelled distance before scrap. The theoretical newness rate can be calculated in accordance with the travelled distance respectively. The increased or decreased revision points shall be determined to conduct rectification by combining such matters of vehicles detected through spot investigation as appearance, overall vehicle structure, engine structure, electrical system, brake performance and exhaust gas emission.
Newness rate of the driving mileage = (1 – Number of years already driven / Number of years of driving life specified) x 100%
Comprehensive newness rate = Newness rate of the driving mileage + revision value of newness rate
3) Determination of appraised value
Appraised value = Full replacement cost x newness rate
(3) Electronic Equipment
1) Determination of the full replacement cost
The full replacement cost of electronic equipment is mainly composed of the expenses on purchasing equipment. At the same time, the full replacement shall be determined upon taking input tax incurred on the installation and debugging costs, expenses on purchasing equipment and payment of transportation freight into consideration. The computational formula is as follows:
The full replacement cost = equipment purchasing cost + expenses on installation and debugging - input tax incurred on the purchase of equipment and payment of transportation freight.
A. Determination of equipment purchasing cost
The electronic equipment purchasing cost on the reference day shall be determined in accordance with the local market information, Huicong Business and other recent materials related to the market price.
B. Determination of freight and sundries expenses

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

The freight and sundries expenses shall be collected in accordance with theoresaid regulations related to machinery and equipment. If the conditions of the supply of goods stipulate that the vendor is responsible for the freight and installation, then the freight and sundries expenses will not be calculated.
C. Determination of installation engineering expenses
Installation engineering expenses shall be collected in accordance with the fourth chapter, namely Budget Index of Domestic Equipment Installation Expenses, of the Budget Method of Construction Project in the Engineering Industry and Other Budget Indexes. If the conditions of the supply of goods stipulate that the vendor is responsible for the installation and debugging, then the installation engineering expenses will not be calculated.
D. Determination of the input tax incurred on the procurement of fixed assets
Pursuant to the “Notice on Certain Issues of the Nationwide Implementation of the Transformation and Reform of the Value Added Tax” (Cai Shui [2008] No. 170) of the State Administration of Taxation, starting from Jan. 1, 2009, the input tax incurred on the purchase or autonomous production (including conversion, expansion and construction) of fixed assets can be offset in the output tax according to the relevant stipulations of the Interim Regulations of the Value Added Tax of the People’s Republic of China” (Order No. 538 of the State Council) and the “Detailed Rules of the Interim Regulations of the Value Added Tax of the People’s Republic of China” (Order No. 50 of the Ministry of Finance and the State Administration of Taxation). The input tax incurred on the purchase of equipment and payment of transportation expenses can be calculated in accordance with the following formula:
Input tax of the value added tax incurred when purchasing equipments = purchase price of equipments x rate of value added tax / (1+ rate of value added tax)
Input tax of the value added tax incurred when paying transportation expenses = transportation expenses x rate of value added tax / (1+ rate of value added tax)
The rate of value added tax for purchasing equipments: 17%; The rate of value added tax for paying transportation expenses: 11%.
2) Determination of newness rate
After consulting related materials, determine the years already spent, economic life and usable years upon economic life, and calculate the newness rate of age limit approach. But the newness rate shall be determined finally upon revision which is made in accordance with the spot investigation status:

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

① Equipment within the economic life:
Newness rate of age limit approach = (1 - years already spent / economic life) × 100%
② Equipment beyond the economic life:
Newness rate of age limit approach = [usable years upon economic life / (years already spent + usable years upon economic life)] × 100%
Note: Some electronic equipment can be valued by adopting the market approach.
3) Determination of appraised value
Appraised value = Full replacement cost x newness rate
4. Valuation of Construction in progress
Due to the spot investigation conducted by valuers, it is certain the expenses on the Construction in progress shall be paid reasonably, the payment status shall be identical with the construction process, and the book value has included the funding cost. The valuers shall determine the assessed value based on the book value upon verification.
5. Valuation of engineering materials
The valuers shall consult related materials as procurement contracts, bank payment receipts, settlement invoice and warehouse warrant. The engineering materials submitted for valuation shall be purchased recently. The assessed value of engineering materials can be obtained by multiplying the quantity upon checking and verification with the current market price and adding reasonable freight and miscellaneous charges as well as expenses on damage, acceptance and arrangement.
6. Valuation on the disposal of fixed assets
(1) Valuation of electronic equipment:
Considering that the electronic equipment has certain recoverable value, the assessed value in the appraisal shall be determined in accordance with the net realizable value.
(2) Valuation of vehicles
Because those vehicles are to be scrapped, they shall be valuated in accordance with the net realizable value.
The assessed value = weight * price (price of scrap iron on the reference day)

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

(3) Valuation method of construction:
In accordance with the purpose of this valuation, abiding by the principle of sustained use and liquidation, based on the market price, combining the characteristic of entrusted assets and condition of collected materials, we determined to apply the hypothetical liquidation method to implement valuation.
Recoverable Net Value = Realizable Income – Expenses on Removal and Settlement
Determination of realizable income
In accordance with related regulations specified by the Valuation Manual, the maximum realizable income of construction shall be 5% of the construction value, namely
Realizable Income = Construction Engineering Costs × 5%
Determination of Expenses on Removal and Settlement
Expenses on removal and settlement shall be determined in accordance with Budget Preparation and Computing Standard of Thermal Power Plant Project Construction (version of 2006).
Expenses on Removal and Settlement = Construction Engineering Direct Cost × Rate of Expenses on Removal and Settlement
A. Construction Engineering Direct Cost = Construction Engineering Costs × 80%
B. Confirmation of Rate of Expenses on Removal and Settlement

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Rate of Expenses on Removal and Settlement shall be determined in accordance with Budget Preparation and Computing Standard of Thermal Power Plant Project Construction (version of 2006).

Budget Preparation and Computing Standard of Thermal Power Plant Project Construction Table 3.5.2.4: Remnant Cleanup Cost Rate
Project Name			Computational Formula	Rate %
Constructional Engineering	General post and panel structure		Direct cost of newly established constructional engineering × rate	10
	Composite structure		Direct cost of newly established constructional engineering × rate	20
	Concrete and reinforced concrete structure	Conditional blasting	Direct cost of newly established constructional engineering × rate	20
		Unconditional blasting	Direct cost of newly established constructional engineering × rate	30〜50
	Tempararily simple construction		Direct cost of newly established constructional engineering × rate	8

From the aforesaid regulations, we can find that the minimum expenses on removal shall be 10% of Construction Engineering Direct Cost, namely
Expenses on Removal and Settlement = Construction Engineering Direct Cost× Rate of Expenses on Removal and Settlement
= Construction Engineering Costs × 80% × 10%
= Construction Engineering Costs × 8%
And, the maximum recoverable net value shall be
Recoverable Net Value = Realizable Income – Expenses on Removal and Settlement
= Construction Engineering Costs × 5% - Construction Engineering Costs × 8%
= - Construction Engineering Costs × 3% ＜ 0
Therefore, the recoverable net value of the construction to be dismantled at this time shall be zero.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

7. Valuation of the land use right
Huaneng Anyuan Power Generation Co., Ltd. has three parcels of land, whose recorded owner fail to change its name and the land transferring fees have not been paid until now. Currently, the land transferring fees needed to be paid cannot be determined. As a result, the assessed value shall be determined in accordance with the book value upon verification.
Huaneng Anyuan Power Generation Co., Ltd. has one unrecorded parcel of land. The area of said land did not been separated on housing system reform, so the valuated area cannot be determined. In addition, the auditor failed to conduct corresponding adjustment in a timely manner. Therefore, said land shall not be covered by the valuation scope.
8. Valuation of other noncurrent assets
The special amounts payable listed within the valuation scope are mainly composed of top awards issued frequently. In accordance with the detailed list of declaration provided by the enterprise, we shall check and verify its authentication and completeness. The book value bearing no mistake upon verification shall be deemed as the assessed value.
9. Valuation of liabilities
Current liabilities include short-term loan, notes payable, amounts payable, deposit received, other amounts payable, employee pay payable, tax payable, accrual interest payable and current liabilities which shall expire within one year; noncurrent liabilities include long-term loan, long-term amounts payable and special amounts payable. With regard to liabilities, the appraisers shall verify the book value in accordance with the detailed lists of each project and related financial materials provided by the company, and the assessed value shall be determined in accordance with the liabilities actually attributable to the company.
VIII. Implementation Process and Condition of Valuation Procedures
Our company implemented this valuation project from Jun. 11, 2014 to Oct. 9, 2014, which was classified into four stages to be promoted:
(I) Stage of Valuation Preparation
1. Relevant parties manage to reach an agreement on such matters as valuation purpose, valuation reference day and valuation scope through amiable negotiation, and formulate a work plan for this assets valuation.

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2. Cooperate with the company to conduct assets checking and fill in the detailed sheet of assets valuation declaration. Personnel in the valuation project team shall have a comprehensive understanding of the entrusted assets. In addition, they are responsible for deploying assets valuation work, coordinating with the company to conduct declaration for entrusted assets, and collecting related necessary materials for assets valuation.
(II) Stage of Onsite Valuation
1. Listen to the overview of the company’s general situation as well as the history and current status of entrusted assets made by related personnel of the client and the valuated entity, have a comprehensive understanding of the company’s financial systems, assets management systems and operation status.
2. Examine and verify the detailed sheet of assets checking and valuation declaration; verify recorded data related to the company’s financial matters; coordinate with the company to make corresponding adjustments against detected problems.
3. In accordance with the detailed sheet of assets checking and valuation declaration, carry out comprehensive checking and verification against the fixed assets, conduct selective examination and stock account against the physical assets of inventory among current assets.
4. Refer to related technical materials against primary equipment; collect price information of general equipment through market survey and query of relevant materials; understand management systems, maintenance, reconstruction and enlargement conditions as well as collect related materials about construction.
5. Have a deep understanding of the company’s management and operation status, such as staff deployment, supply of material resource, management structure and scheme.
6. Analysis the operation status of the company based on the analysis of its historic financial materials.
7. Consult and collect ownership certificates and operation materials related to the valuated assets, examine and verify the ownership materials provided by the company.
8. Determine the valuation technique scheme by analyzing such matters of the company comprehensively as condition of assets, business model and financial status.
(III) Stage of Valuation Summary
Conduct analysis and summary for the initial results; carry out necessary adjustment, alteration and perfection against the valuation results.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

(IV) Stage of Report Submission
Based on the aforesaid work, draft the assets valuation report, exchange opinions of with the client against the valuation results, modify and correct the aforesaid draft after comprehensively considering related suggestions in accordance with the third instance system of trial and procedure of assets valuation report within the valuation agency, and produce the official assets valuation report finally.
IX. Valuation Assumption
1. The current related laws, regulations, policies and the state’s macroeconomic situation have no major change. The political, economic and social environment of the specific district where this transaction is conducted undergoes no significant change. There has no other unpredictable events and force majeure which can exert material adverse effect.
2. In allusion to the actual assets status on the valuation reference day, it is assumed that the company can be capable of continuing operation.
3. It is assumed that the manager of the valuated entity is responsible and its management staff is competent.
4. It is assumed that both basic materials and financial status provided by the client and the valuated entity are authentic, accurate and complete;
5. The valuation scope is only subject to the valuation declaration form provided by the client and the valuated entity, excluding the possible contingent assets or liabilities uncovered by the list provided by the client and the valuated entity;
6. In particular, it is necessary to call all users’ attention to matters such as analysis, judgment and conclusion included in the valuation report are limited by the hypothesis and limits therein. Generally speaking, the valuation conclusion shall become invalid if the aforesaid conditions witness major changes.
X. Valuation Conclusion
(I) On the valuation reference day, namely May 31, 2014, the book value of the total assets submitted by the valuated entity is RMB 2,344,910,400, book value of the total liabilities RMB 2,444,444,700, book value of the net assets RMB -99,534,300; the appraisal value of the total assets is RMB 2,352,261,000, the growth RMB 7,350,600, the growth rate 0.31%; the appraisal value of the total liabilities is RMB 2,444,444,700; the appraisal value of the net assets is RMB -92,183,700, the growth RMB 7,350,600, the VAT 7.38%. See the following table for detailed information of the valuation conclusion:

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

Summary Sheet of Assets Valuation Results
Unit: RMB 10,000
Item		Book Value	Appraisal Value	Increased or Decreased Value	Value-added rate %
		A	B	C=B-A	D=C/A× 100
Current assets	1	35,699.96	35,699.96
Non-current assets	2	198,791.09	199,526.14	735.06	0.37
Among: fixed assets	3	1,119.08	1,842.06	722.98	64.60
Construction in progress	4	79,313.40	79,313.40
Engineering material	5	100,965.88	100,965.88
Disposal of fixed assets	6	3.20	15.28	12.08	377.50
Intangible assets	7	9,086.65	9,086.65
Long-term unamortized expenses	8
Other non-current assets	9	8,302.88	8,302.88
Total assets	10	234,491.04	235,226.10	735.06	0.31
Current liabilities	11	44,238.56	44,238.56
Non-current liabilities	12	200,205.91	200,205.91
Total Liabilities	13	244,444.47	244,444.47
Net Assets	14	-9,953.43	-9,218.37	735.06	7.38

For the detailed information of the valuation conclusion, see summary sheet of assets valuation results, classification summary sheet and detailed statement for checking and valuation of various assets.
The valuation conclusion is obtained in accordance with the aforesaid valuation work, which in only valid on the precondition that the assumed and limiting conditions specified by the valuation report can be satisfied.
(II) The valuation results of all assets and liabilities of Huaneng Anyuan Power Generation Co., Ltd., fluctuation of book value and reasons are as follows:

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

1. Reason for equipment valuation growth is listed below:
The equipment valuation growth lies in that the actual depreciable life adopted by the company is less than the economic life adopted on valuation. In addition, the company makes adjustments in accordance with the assessed value of 2008 and then the valuation growth is formed.
2. Reason for construction valuation appreciation is listed below:
The construction valuation appreciation is mainly contributed by the price increase of residential housing for the past few years.
XI. Special Matters
(I) Adduce conclusions produced by other institutions
The aforesaid financial statement dated on May 31, 2104 has been audited by Price Waterhouse Coopers and the standard audit report without qualified audit opinion (Pu. Hua. Yong. Dao. Zhong. Tian. Te. Shen. Zi (2014) No. 1551) has been produced.
(II) Defective matters of property rights
1. The land use right of intangible assets possessed by Huaneng Anyuan Power Generation Co., Ltd.: The land use right refers to the land where the old factory is located with “Pingxiang Power Plant” being the owner. In allusion to the transferred land, the land transfer contract has been signed, yet the land transferring fee has not been paid until now. At present, the land disposal scheme has not been determined, so the amount to be paid is still uncertain. Therefore, the assessed value shall be confirmed with the book value upon verification. Detailed items are as follows:
Serial No	Serial No of Land Warrants	Parcel Name	Location	Date of Acquisition	Land Usage	Service Year	Development Level	Area (㎡)	Original Entry Value	Book Value	Remark
1	Ping Sheng Shu Guo Yong (1997) No. 01	Factory land	Xinrong Village, Xiangdong Town, Xiangdong District, Pingxiang City	1997.7	Industry (production zone)	Long -term	Cultivated Land	177,474.23	12,893,502.81	10,937,437.19	Assignment
						50		267,385.33	26,558,619.02	22,529,426.76	Transfer
2	Ping Sheng Shu Guo Yong (1997) No. 02	Ash yard land	Xinrong Village, Xiangdong Town, Xiangdong District, Pingxiang City	1997.7	Industry (ash yard)	50	Virgin Soil	838,204.19	53,395,283.31	45,294,716.73	Transfer
3	Ping Sheng Shu Guo Yong (1997) No. 03	Ash yard land	Xinrong Village, Xiangdong Town, Xiangdong District, Pingxiang City	1997.7	Industry (ash yard)	50	Virgin Soil	237,040.25	14,269,823.05	12,104,956.71	Transfer
Total									107,117,228.19	90,866,537.39
Minus: intangible assets – asset impairment of land use right
Total									107,117,228.19	90,866,537.39

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

2. Huaneng Anyuan Power Generation Co., Ltd. has one parcel of land unrecorded into accounts. Said land is assigned land for residence with “Pingxiang Power Plant” as the owner. Said land is left on the housing system reform and part of it fails to be covered by the housing system reform. The accounting treatment has been made uniformly and off-book assets have been formed. In addition, said land did not witness any area partition on the housing system reform, also the auditor fails to confirm it. Therefore, the valuation scope of this valuation cannot cover said land.
3. The recorded owner of some vehicles of Huaneng Anyuan Power Generation Co., Ltd. is Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd., the former name of Huaneng Anyuan Power Generation Co., Ltd.. Although the name change has not been conducted until now, yet Huaneng Anyuan Power Generation Co., Ltd. commits that there is no property right dispute. Details are as follows:
Serial No	License Plate Number	Vehicle Name	Unit	Quantity	Date of Acquisition	Book Value		Recorded Owner
						Original Value	Net Value
1	Gan J20690	Isuzu Car	Vehicle		1998-12-31	106,470.00	5,323.50	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
2	Gan J64339	Audi Car	Vehicle		2001-04-30	346,200.00	17,310.00	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
3	Gan J20975	Motor Bus	Vehicle		2002-07-18	149,487.80	7,474.39	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
4	Gan J20976	Motor Bus	Vehicle		2002-07-18	149,487.80	7,474.39	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
5	Gan M97236	Audi Car	Vehicle		2002-10-25	462,200.00	23,110.00	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
6	Gan J21772	Paladins SUV	Vehicle		2004-10-18	189,800.00	9,490.00	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
7	Gan J02775	Audi Car	Vehicle		2006-05-31	358,500.00	14,329.12	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
8	Gan J21460	Yutong Bus	Vehicle		2008-05-22	374,936.00	94,853.94	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
9	Gan J21282	Jinbei Ambulance	Vehicle		2003-08-08	97,500.00	4,875.00	Pingxiang Power Plant of Jiangxi Ganneng Co., Ltd.
Total						2,234,581.60	184,240.34

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

4. The commodity houses in Shanghai and Nanchang with the building area of 377.87 square meters belong to Huaneng Anyuan Power Generation Co., Ltd.. But its recorded owner is “Pingxiang Power Plant”, the former name of Huaneng Anyuan Power Generation Co., Ltd.. Although the name change has not been conducted until now, yet Huaneng Anyuan Power Generation Co., Ltd. commits that there is no property right dispute. Details are as follows:
Serial No	Serial No of Land Warrants	Building Name	Structure	Construction Date	Unit	Covered Area / Capacity	Book Value
							Original Value	Net Value
1	Hu Fang Di Min Zi (1988) No.: 009527, 009528	Shanghai Transfer Station	Frame	1996-10-1	Square Meter	262.72	1,927,051.20	1,423,593.11
2	2.1-4.03.94-1.5.10-0-005510	Housing in Tianjia Lane, Nanchang	Brick - concrete	1995-3-1	Square Meter	115.15	558,477.50	441,463.65
Total						377.87	2,485,528.70	1,865,056.76
Minus: asset impairment of building & construction
Total						377.87	2,485,528.70	1,865,056.76

5. Among vehicles of fixed assets of Huaneng Anyuan Power Generation Co., Ltd., the ones below are used within the field, which are equipped with no vehicle license. However, Huaneng Anyuan Power Generation Co., Ltd. commits that there is no property right dispute. Details are as follows:
Serial No	Vehicle Name	Unit	Quantity	Date of Acquisition	Commissioning Date	Book Value
						Original Value	Net Value
1	Dongfeng Multi-functional Sprinkler	Vehicle		2004-09-06	2004-09-06	71,400.00	3,570.00
2	Suzuki	Vehicle		2009-09-14	2009-09-14	13,290.00	5,127.30
3	Shuaike Power-assisted Tricycle	Vehicle		2010-04-30	2010-04-30	5,384.62	2,512.95
4	Tricycle	Vehicle		2011-04-27	2011-04-27	5,384.62	3,282.34
5	Battery Tricycle	Vehicle		2011-09-28	2011-09-28	5,982.91	4,010.24
6	Battery Tricycle	Vehicle		2012-10-23	2012-10-23	5,982.90	4,834.31
7	Battery Tricycle	Vehicle		2012-10-23	2012-10-23	5,982.91	4,834.32
8	Battery Car	Vehicle		2012-12-20	2012-12-20	6,410.26	5,431.51
9	Diesel Fork Lift Trucks	Vehicle		1998-06-30	1998-06-30	118,199.99	5,910.00
Total						238,018.21	39,512.97
Minus: asset impairment of vehicles
Total						238,018.21	39,512.97

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

(III) Major Subsequent Events
Subsequent event means those major events emerging after the valuation reference day but before the issuance of this valuation report.
There has no major subsequent event in this valuation project.
(IV) Other Matters Needing Explanation
1. In accordance with the Approval of Scrapping Some Fixed Assets, Waste and Used Materials of Huaneng Anyuan Power Generation Co., Ltd. (Hua Neng Guo Cai [2012] No. 26) produced by Huaneng International Power Development Corporation, the old factory of Huaneng Anyuan Power Generation Co., Ltd. which has not been dismantled temporarily has been transferred into the disposal of fixes assets and shall be settled according to the scrap standard.
2. Huaneng Anyuan Power Generation Co., Ltd. has 16 vehicles to be scrapped, which cannot work properly due to the terrible vehicle condition. Details are as follows:
Serial No	License Plate Number	Vehicle Name	Unit	Quantity	Date of Acquisition	Book Value
						Original Value	Net Value
1	GanJ20199	Isuzu Car TFR55HDL-V	Vehicle		2000-9-30	108,360.00	5,418.00
2	GanJ20948	Motor Bus PK6100GCC	Vehicle		2000-10-31	233,765.00	11,688.25
3	GanJ20909	Motor Bus PK6100GCC	Vehicle		2000-10-31	233,765.00	11,688.25
4	GanJ20690	Isuzu Car JX5020X-DS	Vehicle		1998-12-31	106,470.00	5,323.50
5	GanJ20975	Motor Bus PK6100GCC	Vehicle		2002-7-18	149,487.80	7,474.39
6	GanJ20976	Motor Bus PK6100GCC	Vehicle		2002-7-18	149,487.80	7,474.39
7	GanJ21919	Motor Bus PK6100GCC	Vehicle		2003-6-11	186,536.25	9,326.81
8	GanJ21920	Motor Bus PK6100GCC	Vehicle		2003-6-11	186,536.25	9,326.81
9	GanJ21459	Two-seater Light Cars JX1930DSK	Vehicle		2004-1-17	72,200.00	3,610.00
10	GanJ21756	Large Passenger Train PK6107CD1	Vehicle		2004-6-8	268,417.80	13,420.89
11	GanJ21759	Large Passenger Train PK6107CD1	Vehicle		2004-6-8	268,417.80	13,420.89
12	GanJ21282	Jinbei Ambulance SY5031XJY-AC-me	Vehicle		2003-8-8	97,500.00	4,875.00
13	GanJ60095	Refine Light Car	Vehicle		2008-6-30	91,214.48	4,560.72
14	GanJ02243	Nissan Pickup Car ZN641E2G	Vehicle		2005-6-22	99,800.00	4,990.00
15	GanJ02041	Yuedakia Car	Vehicle		2005-6-21	123,517.50	6,175.88
16	GanJ60140	Santana 7180	Vehicle		2008-6-30	64,093.15	3,204.66
Total						2,439,568.83	121,978.44

APENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

3. In regard to the valuation scope, adopted data, statements and relevant materials provided by the valuated entity, the client and the valuated entity shall be liable for the authenticity and completeness of the materials offered. Related ownership certificates and relevant materials involved in this valuation report shall be supplied by the valuated entity. Under this circumstance, the client and the valuated entity shall undertake legal liabilities for their authenticity and completeness.
4. In the event that assets quantity and pricing standards are changed during the valid period upon the reference day, it shall be settled in accordance with the following principles:
(1) When the quantity of assets is changed, the assets amounts shall be adjusted correspondingly pursuant to the original valuation method;
(2) When the pricing standards are changed and said change exerts obvious impact on the assets valuation result, the client shall employ a qualified assets valuation agency to determine the valuation value again in a timely manner;
(3) The client shall pay considerable attention to changes on assets quantity and pricing standards as it evaluates assets covered by this valuation project upon the valuation reference day, and make corresponding adjustment.
XII. Use of on the Valuation Report
(I) This valuation report can be applied for the valuation purpose and usage specified by this report only. At the same time, the conclusion of this valuation report reflects the current fair market value of the valuation object for this valuation purpose, which is confirmed according to the principle of open market without taking those factors into consideration as the mortgage and guarantee likely to be undertaken in the future, additional price arising from special transaction party, and influence on the asset price due to national macroeconomic policy change, natural events and other force majeure. If the aforesaid factors, the going-concern principle observed by the valuation and other related matters suffer change, the valuation conclusion shall become invalid. The valuation agency shall be exempted from relevant legal liabilities arising from the invalidity of the valuation conclusion due to changes of those conditions.
This valuation report shall be established on the precondition that the economic act manages to comply with related national laws and regulations and obtain the approval of relevant departments.
(II) This valuation report can be utilized by the users specified by this report. The right to use this valuation report is under the possession of the client. Without the permit of the client, this valuation agency shall not disclose it to any third party randomly.

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APPENDIX II(viii)	ASSET VALUATION REPORT OF ANYUAN POWER

(III) Unless it is otherwise regulated by laws and regulations and relevant parties, without the consent of this valuation agency and review of certain content, part of whole this valuation report cannot be excerpted or cited, or disclosed to the public.
(IV) Valid period of this valuation conclusion: In accordance with the current regulations of the state, the conclusion of this assets valuation report shall be one year calculated from the reference day, namely May 31, 2014, to May 30, 2015. In the event of exceeding one year, it is necessary to conduct assets valuation again.
XIII. Valuation Reporting Date
The date of officially submitting this valuation report is Oct. 9, 2014.

Legal Representative of the Valuation Agency:
Certified Public Valuer:
Certified Public Valuer:

China Appraisal Associates
Oct. 9, 2014

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

The following is the Asset Valuation Report of Jingmen Thermal Power prepared by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.

Asset Valuation Report
in Respect of the Proposed Transfer of Equity in Huaneng Jingmen
Thermal Power Co., Ltd. from Huaneng International
Power Development Corporation to Huaneng Power International, Inc.
Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 218A
(Volume 1 of 1)

Golden Standard & Headmen Appraisal and Advisory Co., Ltd.
9 October 2014

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

Declaration of the Certified Public Valuers

The Asset Valuation Report has been prepared and produced on the basis of imperative valuation procedures including but not limited to careful verification, validation and assessment, etc. by the valuers, regarding the assets and liabilities incorporated into the scope of valuation. The valuers hereby make the following declaration regarding the Asset Valuation Report.
I. In the course of the asset valuation, the certified public valuers have complied with relevant laws and regulations, and asset valuation standards, and have adhered to the principles of independency, objectivity and justness. The contents stated in the Report are objective based on the information and data collected in the valuation process, and the valuers are legally accountable for the reasonableness of the valuation conclusion.
II. The list of assets and liabilities involved in the valuation has been submitted and confirmed by the Clients and the entity appraised through affixing seals and signatures thereat. The Clients and the interested parties shall be liable for the authenticity, legality and completeness of the said information so provided, and for the proper use of the Report.
III. The certified public valuers hold no existing or forthcoming interest in the valuation target, has no current or future interest with the Clients or the interested parties, and do not prejudice against the Clients or the interested parties.
IV. The certified public valuers and other valuers have carried out onsite investigation regarding the valuation target and assets involved therein, paid due attention to the legal ownership of the valuation target indicated in the Report and assets involved therein, and checked the legal ownership information on the valuation target and assets involved therein; in addition, the valuers have accurately disclosed the problems discovered, and advised the Clients and the interested parties to improve the legal ownership to meet the requirements for issuing the Report. However, the valuers make no guarantee in whatever manner regarding the genuineness of the legal ownership of the valuation target.
V. Analysis, judgment and conclusion specified in the Report are subject to the assumptions and restrictions set forth in the Report, and the users of the Report shall fully consider the assumptions, restrictions, special instructions indicated in the Report and the impact thereof upon the conclusion.
VI. The Report and the valuation conclusion shall be used only for the purpose indicated in the Report within the effective period of the conclusion. The valuation institution and the certified public valuers signed herein shall not be liable for any consequences arising from improper use of the Report.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

Asset Valuation Report
in Respect of the Proposed Transfer of Equity in Huaneng Jingmen
Thermal Power Co., Ltd. from Huaneng International
Power Development Corporation to Huaneng Power International, Inc.
Summary
Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 218A

Important Notice
    The contents of the summary are excerpts from the text of the Report. If you want to know more about the details of the valuation and reasonably understand the conclusion, please read the text of the Report carefully.

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. has accepted the commission of Huaneng International Power Development Corporation and Huaneng Power International, Inc. to appraise the shareholders’ equity in Huaneng Jingmen Thermal Power Co., Ltd. with respect to the transfer of such equity based on independent, objective and equitable principles and in accordance with relevant national laws, regulations and standards of asset valuation.
The valuation target is the whole equity of shareholders of Huaneng Jingmen Thermal Power Co., Ltd. and the scope of valuation is all the assets and relevant liabilities of Huaneng Jingmen Thermal Power Co., Ltd.; the type of value subject to valuation is the market value and the reference date of the valuation is 31 May 2014.
The valuers have performed necessary valuation processes on the assumptions of sustained use of assets and open market, and made the assessment and estimation with the asset-based valuation approach.
As of the reference date, the valuation result of Huaneng Jingmen Thermal Power Co., Ltd. is RMB 38,902.84.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

Summary of Asset Valuation Result
Unit: RMB 0’000
Item		Book Value	Appraisal Value	Growth/Reduction	Growth Rate %
		A	C	D=C-B	E=D/B×100%
1	Current assets	3,915.75	3,915.75	-	-
2	Non-current assets	175,876.26	176,026.75	150.49	0.09
3	Including: Long-term receivables	-	-	-
4	Fixed assets	574.10	536.77	-37.33	-6.50
5	Construction in progress	101,238.04	173,337.07	72,099.02	71.22
6	Construction materials	73,376.46	1,474.53	-71,901.93	-97.99
7	Disposal of fixed assets	-	-	-
8	Intangible assets	687.66	678.38	-9.27	-1.35
9	Deferred tax assets	-	-	-
10	Total assets	179,792.01	179,942.50	150.49	0.08
11	Current liabilities	25,310.45	25,310.45	-	-
12	Non-current liabilities	115,729.21	115,729.21	-	-
13	Total liabilities	141,039.66	141,039.66	-	-
14	Net assets (Owners’ equity)	38,752.35	38,902.84	150.49	0.39

The valuers have made special instructions in the Report for major issues found in the process of valuation to draw the attentions of the users of the Report.
(I) The valuers have checked the external conditions and operating conditions of the appraised assets, only with the help of general supporting tools and without recourse to any instrument to inspect the technical parameters and performance of the assets on the reference date. Meanwhile, the valuers have not made a detailed survey on the assets due to the performance restrictions thereof (such as transmission and distribution lines, facilities, underground pipes, communication lines, concealed works and internal structure of various buildings). The valuers judge the technical performance and ownership of such assets based on relevant technical information, contracts and acquisition documents provided by the owners, and assume that such information is true and valid.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

(II) The registered owner of the cars Nos. AW5877, A5HN86 and A5HN87 within the scope of appraised assets is inconsistent with the enterprise name, for which the registered owner has issued a statement on ownership, specifying the cars are owned by Huaneng Jingmen Thermal Power Co., Ltd. The said statement on ownership is attached hereto for check.
(III) A loan of RMB190 million recognized in the long-term loans is borrowed by pledging the receivable electric charge and heat charge after Huaneng Jingmen Thermal Power Co., Ltd. puts into operation.
(IV) With respect to potential defect events in the enterprise that may affect the asset valuation and have not been stated during the commission, while the valuers have performed valuation processes but still fail to be aware of such events, the valuation institution and valuers shall not assume any relevant liabilities.
(V) In this valuation, the intangible assets - land use right was appraised by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. under the commission of the Clients. As required by the Clients, when making the overall valuation with asset-based valuation approach, we cited the land valuation conclusion arrived at by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. [(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 - Hubei Province Jinmen City - Chu -1].
The effective period for the valuation conclusion of the Report shall be one year from the reference date, i.e. from 31 May 2014 to 30 May 2015.
The date of the Report is 9 October 2014.
The content above are all excerpted from the text of the Report. If you want to know more about the details of the valuation and reasonably understand the conclusion, please read the text of the Report carefully.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

Asset Valuation Report
in Respect of the Proposed Transfer of Equity in Huaneng Jingmen
Thermal Power Co., Ltd. from Huaneng International
Power Development Corporation to Huaneng Power International, Inc.

Text
Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 218A

To Huaneng International Power Development Corporation and Huaneng Power International, Inc.:
Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. has accepted your commission to appraise the market value of shareholders’ equity in Huaneng Jingmen Thermal Power Co., Ltd. as at 31 May 2014 with respect to the transfer of equity by using the asset-based valuation approach and in accordance with relevant national laws, regulations and standards of asset valuation. The valuation of assets is hereby reported as follows.
I. Clients, Entity Appraised and Users of the Report
The Clients of the valuation are Huaneng International Power Development Corporation and Huaneng Power International, Inc.; the entity appraised is Huaneng Jingmen Thermal Power Co., Ltd.; and the users of the Report are the Clients, parties to the economic activities and other users as specified in relevant national laws and regulations.
(I) Overview of Client "I"
Name: Huaneng International Power Development Corporation
Registered address: No. C2, Fuxingmen South Street, Xicheng District, Beijing
Registered capital: US$450 million
Legal representative: Cao Peixi
Business scope: the investment in, construction and management of power plants and related projects, including raising funds at home and abroad, the import of complete sets of equipment and corollary equipment, machinery and so on, as well as the provision of accessories, materials and fuel for power plant construction and operation, etc.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

(II) Overview of Client "II"
Name: Huaneng Power International, Inc.
Domicile: Huaneng Building, 6 Fuxingmen Nei Street, Xicheng District, Beijing
Legal representative: Cao Peixi
Registered capital: RMB 14.05538344 billion
Nature of economy: joint-stock company
Business scope: the investment in, construction and management of power plants, and the development of, investment in, and management of other export-oriented enterprises related to power plants; the production and supply of heating power.
(III) Overview of the entity appraised
1. Overview
Name: Huaneng Jingmen Thermal Power Co., Ltd. (hereinafter referred to as Jingmen Termal Power)
Domicile: 99 Jingdong Avenue, Dongbao Industrial Park, Dongbao District, Jingmen, Hubei
Legal representative: Zhao Pingi
Registered capital: RMB780 million
Nature of economy: limited liability company (solely-funded juridical person)
Business scope: thermal power and heat, power development and power services (excluding the special projects designated by the State)
2. Introduction
In November 2011, Huaneng Jingmen Thermal Power Co., Ltd. was incorporated, in which Huaneng International Power Development Corporation the 100% equity.
In February 2014, Jingmen Thermal Power developed the Plan of Huaneng Jingmen Thermal Power Co., Ltd. on Establishment of Departments and Staffing (unregistered version), specifying the staffing of 253 persons. According to the Plan, Jingmen Thermal Power established the Departments of Market, Production Management, Security Supervision, Operation, Repair and Maintenance, Fuel; established the Marketing Office affiliated to the Market Dept.; changed the

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

Administration Dept. to Manager Work Dept., changed the Finance Dept. to Finance and Budget Dept.; and cancelled the Production Preparation Dept. and Phase II Office. The existing 10 functions of Jingmen Thermal Power include the Manager Work Dept., HR Dept., Political Work Dept. (to which the Supervision and Audit Office is affiliated), Finance and Budget Dept., Market Dept. (including the Marketing Office), Production Management Dept. (Planning Dept.), Security Supervision Dept., Operation Dept., Repair and Maintenance Dept. (Engineering Dept.) and Fuel Dept.. The organizational structure of Jingmen Thermal Power is as follows:

3. The financial positions and result of operation for recent three years and as at the reference date
Since from its inception, Jingmen Thermal Power has followed the principle of "encouraging large projects and discouraging small ones" and established two 350,000 kW coal-fired combined heat and power projects. The use of equipment and design process featuring large capacity, high parameters and advanced technology, along with the construction of smoke desulfurization and denitrification facilities in the projects, ensure the compliance with the national policy of energy saving and are conducive to the circular economy construction and sustainable development of Jingmen. The projects with a total installed capacity of 700,000 kW, can supply 3.217 billion kWh at 220kV voltage class to Hubei and Jingmen power grids per year. After the projects put into operation, they are capable to supersede the 61 small boilers in the heating area by generating 9.51 million GJ of heat supply per year, and meet the present and future demand for industrial heat load and domestic heat load arising in the development of Jingmen, and enhance   the heating quality and the efficiency of heat energy utilization. It is expected that the first unit would put into operation on 21 October 2014, while the second unit on 21 December 2014.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

The financial positions of Jingmen Thermal Power in the recent years are as follows:
Unit: RMB 0’000
Item	Jan.-May 2014	2013	2012
Current assets	3,915.75	2,000.26	1,520.74
Non-current assets	175,876.26	135,065.77	44,431.06
Fixed assets	574.10	602.87	432.33
Construction in progress	101,238.04	70,877.81	19,099.63
Construction materials	73,376.46	62,890.66	24,894.51
Intangible assets	687.66	694.43	4.60
Total assets	179,792.01	137,066.02	45,951.80
Current liabilities	25,310.45	27,397.64	732.39
Non-current liabilities	115,729.21	90,543.04	33,900.00
Total liabilities	141,039.66	117,940.67	34,632.39
Total owners' equity	38,752.35	19,125.35	11,319.41

From its inception, Jingmen Thermal Power has been engaged in the construction of the projects all the time, without carrying on any business; therefore, it has no financial data on profit.
The financial data for the year of 2012 were audited by WUYIGE Certified Public Accountants LLP which issued the Auditors' Report "Da Xin Shen Zi (2013) No.11-00044" with unqualified opinions. The financial data for the year of 2013 and for the year as at 31 May 2014 have been audited by KPMG Huazhen (Special General Partnership) which has issued the Auditors' Report "Bi Ma Wei Hua Zhen Shen Zi No. 1401738" with unqualified opinions.
4. Relationship between the Clients and the entity appraised
Client "I" (Huaneng International Power Development Corporation) holds 36.05% equity in Client "II" (Huaneng Power International, Inc.), while Huaneng International Power Development Corporation holds the 100% equity in the entity appraised (Huaneng Jingmen Thermal Power Co., Ltd.).

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

II. Purpose
The purpose of the valuation is to appraise all the shareholders' equity in Huaneng Jingmen Thermal Power Co., Ltd., offer the market value thereof as at the reference date and provide a value reference for the equity held and to be transferred by Huaneng International Power Development Corporation to Huaneng Power International, Inc..
The document of economic activities involved in the valuation: the General Manager Office Meeting Minutes (Edition 22) of Huaneng International Power Development Corporation.
III. Target and Scope of Valuation
(I) Target and scope of valuation
The valuation target is all the shareholders’ equity in Jingmen Thermal Power and the scope of valuation is all the assets and relevant liabilities of Jingmen Thermal Power as at the valuation day. The book value is as follows:
Total assets amount to RMB1,797,920,058.07, including:

Current assets	Book value	RMB39,157,450.70
Non-current assets	Book value	RMB1,758,762,607.37
Fixed assets	Book value	RMB5,740,997.07
Construction in progress	Book value	RMB1,012,380,427.58
Construction materials	Book value	RMB733,764,609.93
Intangible assets	Book value	RMB6,876,572.79

Total liabilities amount to RMB1,410,396,558.07, including:

Current liabilities	Book value	RMB 253,104,463.90
Non-current liabilities	Book value	RMB 1,157,292,094.17

The said data have been audited by KPMG Huazhen (Special General Partnership) which has issued the Auditors' Report "Bi Ma Wei Hua Zhen Shen Zi No. 1401738" with unqualified opinions.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

The actual target and scope of valuation are inconsistent with the entrusted target and scope of valuation. All vehicles involved have licenses, where the registered owner of the cars Nos. AW5877, A5HN86 and A5HN87 is inconsistent with the enterprise name, for which the registered owner has issued a statement on ownership, specifying the cars are owned by Jingmen Thermal Power.
(II) Individual assets or combination of assets that have significant effects on the value of the enterprise
The Major individual assets and combination of assets of Jingmen Thermal Power are a range of assets related to the two 350,000 kW coal-fired combined heat and power projects which are in progress. The building and construction assets include main building, office building, dormitory, steam room, deoxygenation room, transfer station and coal crusher room, tippler room, closed coal yard; turbine-generator pedestal, coal mill foundation, chimney, cooling tower,  and coal belt conveyor gallery. Device assets include: turbine, boiler, tippler, bucket wheel machine, belt conveyor, coal crusher, tilting roller screen, activating feeder, and thermal control system.
(III) Intangible assets
1. Intangible assets - land use right recorded in the accounts are as follows:
Land Register
No.	Land use right certificate	Land location	Type of land use right	Registered purpose	Date of expiry of use right	Registered land area
1	Jing Dong Guo Yong (2014) No. 02112700259	Group 8, Xinqiao Village, Zilingpu Town, Dongbao District, Jinmen	Granting	Industrial land	19 January 2064	21,665.00
2	Jing Dong Guo Yong (2014) No. 02112700260	Group 8, Xinqiao Village, Zilingpu Town, Dongbao District, Jinmen	Granting	Industrial land	20 January 2064	1,589.50
Total area						23,254.50

2. The intangible assets recorded in the accounts are office software, including: IBM Domino platform software, DCI.INDI.Office-v4.0, 3 subsystems of Sursen electronic transmission system, and any subsequent additions thereto.
(IV) Off-balance-sheet assets
There is no off-balance-sheet asset to be appraised.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

(V) Assets on which the valuation conclusions are excerpted from the valuation reports issued by other agencies
The intangible assets - land use right within the scope of this valuation was appraised by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd., which has issued the Land Valuation Report ((Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 - Hubei Province Jinmen City - Chu -1). The valuation conclusion of the land use right has been excerpted herein. See the Land Register above for more information.
IV. Types of Value and Definitions
Based on relevant conditions such as economic activities and valuation purpose, the type of value for the valuation is market value, i.e. the estimated value of normal and equitable transaction of the valuation target as at the reference date in the circumstance that the voluntary buyers and sellers act reasonably and are not forced.
V. Reference date
The reference date of the valuation is 31 May 2014.
The reference date is determined by the Client, depending on the factors such as accounting period end and factors good for the realization of the economic activity.
VI. Valuation Basis
(I) Basis of economic activities
The General Manager Office Meeting Minutes (Edition 22) of Huaneng International Power Development Corporation.
(II) Basis of laws and regulations
1. Company Law of the People’s Republic of China (Amended for the third time at the 6th session of the Standing Committee of the Twelfth National People’s Congress of the People’s Republic of China on 28 December 2013);
2. Securities Law of the People’s Republic of China (amended at the 18th session of the Standing Committee of the Tenth National People’s Congress of the People’s Republic of China on 27 October 2005);
3. Enterprise State-owned Assets Law of the People’s Republic of China (Presidential Order No. 5 of 2008);

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

4. Administrative Measures for Valuation of State-owned Assets (Order of the State Council No. 91, 1991);
5. Detailed Rules for Implementation of the Administrative Measures for Valuation of State-owned Assets (Guo Zi Ban Fa [1992] No. 36);
6. Tentative Measures for the Supervision and Administration of State-Owned Assets of Enterprises (Order of the State Council 378, 2003);
7. Interim Administrative Measures on the Valuation of State-owned Assets of Enterprises (Order of the State-owned Assets Supervision and Administration Commission of the State Council No. 12, 2005);
8. Circular on Strengthening the Administration of the Appraisal of State-owned Assets of Enterprises (Guo Zi Wei Chan Quan [2006] No. 274);
9. Circular on Printing and Distributing the Guidelines on Registration of Enterprise State-owned Asset Valuation Projects (Guo Zi Fa Chan Quan [2013] No. 64); and
10. Other laws, statutes, rules and regulations related to valuation.
(III) Basis of valuation principles
1. Asset Valuation Standards – Basic Standards (Cai Qi of the Ministry of Finance No. 20, 2004);
2. Standards of Professional Ethics for Asset Valuation – Basic Standards (Cai Qi of the Ministry of Finance No. 20, 2004);
3. Asset Valuation Standards – Valuation Reports (Zhong Ping Xie [2007] No. 189);
4. Asset Valuation Standards – Valuation Procedures (Zhong Ping Xie [2007] No. 189);
5. Asset Valuation Standards – Machinery and Equipment (Zhong Ping Xie [2007] No. 189);
6. Asset Valuation Standards – Use of experts in work (Zhong Ping Xie [2012] No. 244);
7. Asset Valuation Standards – Enterprise Value (Zhong Ping Xie [2011] No. 227);
8. Guidelines for the State-owned Asset Valuation Reports of Enterprises (Zhong Ping Xie [2008] No. 218);
9. Guiding Opinions on Attention of Certified Public Valuers on Legal Ownership of Valuation Targets (Zhong Zhu Xie Hui Xie [2003] No. 18);

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

10. Guiding Opinions on Types of Value in Asset Valuation (Zhong Ping Xie [2007] No. 189);
11. Guidelines on Quality Control of Business Operations of Valuation Institutions (Zhong Ping Xie [2010] No. 214);
12. Professional Ethics Standards for Asset Valuation – Independence (Zhong Ping Xie [2012] No. 248);
13. Accounting Standards for Business Enterprises – Basic Standards (Order of the Ministry of Finance No. 33);
14. Accounting Standard for Enterprises – Application Guidance (Cai Kuai of the Ministry of Finance [2006] No. 18); and
15. Standards of Valuation of Real Estates (GB/T50291-1999).
(IV) Basis of ownership of assets
1. Motor Vehicle License;
2. Contracts or invoices for acquisition of material assets; and
3. Other documentary evidence of ownership of assets.
(V) Basis for price selection in the valuation
1. Interim Regulations of the People’s Republic of China on Vehicle Purchase Tax (Order of the State Council of the People’s Republic of China No. 294, 22 October 2000);
2. Provisions on the Criteria for Compulsory Discard of Motor Vehicles (Order of the Ministry of Commerce, the National Development and Reform Commission, the Ministry of Public Security and the Ministry of Environmental Protection [2012] No. 12);
3. Table of Loan Interest Rate of the People’s Bank of China (effective as of 6 July 2012);
4. Quotation Manual of Electromechanical Products (The Institute of Engineering Industry Information, 2014 Edition);
5. Manual of Data and Parameters Commonly used for Asset Valuation 2006-2007 (China Economic Science Press);
6. Information of engineering budgets and settlement provided by the entity appraised;
7. The list of assets and other information provided by the entity appraised;

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

8. The financial and accounting information provided by the entity appraised;
9. Relevant information acquired by the valuers through onsite survey and investigation;
10. Technical data and information concerning engineering construction; and
11. Relevant national and local laws and regulations.
VII. Valuation Approaches
According to Asset Valuation Standards – Enterprise Value (Zhong Ping Xie [2011] No. 227, The certified public valuers should choose one or more of the three valuation approaches (the asset-based approach, the income approach and the market approach) based on relevant conditions such as the purpose and the target of the valuation, the type of value and the information collected, the asset-based approach and the income approach are adopted for the valuation when they appraise the value of enterprises
The income approach is a valuation method, in which the expected income will be capitalised or discounted to determine the value of the valuation target. Since Jingmen Thermal Power is now under construction and has not been engaged in production and operation, the different parameters required for valuation using the income approach cannot be determined; therefore, the conditions for using the income approach are not met in the valuation.
The asset-based approach refers to the method of valuation, in which the value of the valuation target is determined by reasonable appraisal of the value of all assets and liabilities of the enterprise appraised. The basic formula of the asset-based approach:
The value of all shareholder’s equity = the sum of appraisal value of all assets – the sum of appraisal value of all liabilities
The on-balance-sheet assets of Jingmen Thermal Power on the reference date can be identified, the value of different assets and liabilities can be appraised and recognized separately, and there are sufficient data and information for selecting the economic and technical parameters with relation to such assets; therefore, the conditions for using the asset-based approach are met in the valuation.
The market approach is a valuation method, in which the value of the valuation target is determined by making comparisons between the valuation target and reference enterprises, as well as the enterprises, shareholders' equity, securities and other equity assets which have been transacted in the markets. As the entity appraised is not a listed company, and the factors such as the business structure, operation mode, scale of enterprise, asset allocation and use, operation phases, growth, operating risks, and financial risks of listed companies in the same industry as the entity appraised are significantly different, and it is difficult to obtain reliable operating and financial data of comparable transactions due to rare cases of sales, acquisition and merger of comparable

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

enterprises in the same industry near the reference date. Therefore, the market approach is not adopted for the valuation.
In light of the foregoing analyses, the asset-based approach is adopted for the valuation.
(I) Current assets
Current assets include bank deposits and other receivables.
1. Bank deposits: trial balance is conduced to the bank reconciliation statement on the basis of account-to-account verification, account-to-sheet verification and verification of the bank statement in combination with the reply of letter of confirmation of the banks; after it is verified to be correct, the book value is recognised as the appraisal value.
2. The valuers, through the examination of the accounts, statement and based on the analysis of economic contents and aging, confirm the payments in large amounts by letters, understand the time of occurrence, the reasons for amounts due, and clearing of defaults, the capital, creditability and operation and management of the debtors, and determine the possibility to recover the receivables after specific analysis. The recoverable amount of receivables after a comprehensive analysis based on the combination of individual identification method and aging analysis method is recognised as the appraisal value of the receivables.
(II) Non-current assets
Non-current assets include fixed assets, construction in progress and intangible assets.
1. Fixed assets - equipment
Equipment within the scope of valuation includes vehicles and electronic equipment. Since such equipment alone does not generate profits in the enterprise, they cannot be   appraised with the income approach. In line with the characteristics of the assets, replacement cost method is adopted for the valuation. The formula of replacement cost method is as follows:
The appraisal value = full replacement price × comprehensive newness rate
(1) Determination of full replacement price
Vehicles
The full replacement price of vehicles is made up of the purchase price, the purchase tax and other expenses (such as the vehicle validation fee, license fee and handling fee).

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

Purchase price: determined by reference to the market value of newly transacted vehicles of the same kind in the same place as the appraised vehicles, and other charges will be subject to the reasonable charging standards developed by the local vehicle administration department.
Purchase tax: calculated pursuant to the provisions of the Interim Regulations of the People’s Republic of China on Vehicle Purchase Tax.
Other expenses: generally referring to vehicle validation fee, license fee and handling fee.
‚ Electronic equipment
For the equipment, the same model of which is available for sale in the market, it is deemed to be purchased in the same city. The traders will cover the transportation and drop-in installation and debugging for the products purchased. There is usually no expense other than the purchase price. Therefore, the purchase price can serve as the full replacement price. The market value of electronic equipment at the reference date is determined based on the local market information and the recent market price data collected by internet search.
Full replacement price = purchase price (exclusive of tax)
(2) Determination of comprehensive newness rate
Vehicles
The newness rate of vehicles is comprehensively determined by the theoretical newness rate in combination the surveyed newness rate. The theoretical newness rate is determined in accordance with the latest vehicle discard standards released by the competent authorities, based on the investigation on the rated mileage and the travelled mileage and.
Mileage newness rate = (economic mileage - travelled mileage)/economic mileage × 100%
Surveyed newness rate is determined in line with the performance, appearance and maintenance conditions of the vehicles.
‚ Electronic equipment
The newness rate is subject to the theoretical newness rate determined based on the service life and maintenance conditions.
2. Construction in progress
Construction in progress is appraised at the cost method, which is detailed as follows:
(1) Civil work and installation work

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

The following methods are adopted based on the properties of all kinds of construction in progress and in combination with the features of the construction in progress in question:
For the construction in progress, the commencement date of which is away from the reference date by less than half a year, the appraisal value is the balance of reported amount after deducting the unreasonable expenditure upon account verification.
For the construction in progress, the commencement date of which is away from the reference date by more than half a year, if the book value thereof is quite different from the price level on the reference date of valuation, the construction cost will be adjusted in line with the price level on the reference date.
(2) Equipment cost
Equipment cost is recognized in the construction materials. Since the equipment has been installed, the installed equipment is appraised in construction in progress - equipment installation. The valuers review the purchase contracts and payment certificates related to the equipment to ascertain whether the payment has been made actually, and then enquire the manufacture for the purchase price of the equipment on the reference date. The price so acquired is deemed as the valuation conclusion the equipment cost.
(3) Other expenses
Other expenses include builder administrative expense, technical service fee, production preparation expense, fundraising expense, engineering incentive fee, tender fee, other deferred expenses, etc. The valuers verify the payment certificates and technical service contracts provided by the enterprise to ascertain the authenticity thereof. The verified book value of the builder's overhead expenses, such as administrative expense, is deemed as the valuation conclusion thereof. For the expenditure related to technical services, the technical service charge rate obtained from relevant service provider on the reference date is deemed as the appraisal value thereof.
3. Construction materials
Appraisal of construction materials involves payments for all kinds of equipment, labour protection articles and other materials necessary for the coal-fired combined heat and power projects. The installed equipment is appraised in construction in progress - equipment installation. For labour protection articles and other materials, since they are purchased recently, relevant market prices nearly remain unchanged, and the book value thereof are accurate and reasonable, the verified book value thereof is deemed as the appraisal value.
4. Intangible assets
(1) Intangible assets - land use right

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In this valuation, the land use right was appraised by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd.. We have cited the land valuation conclusion arrived at by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. on the reference date [(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 - Hubei Province Jinmen City - Chu -1].
(2) Other intangible assets
Other intangible assets in the scope of valuation refer to the purchased software. The appraisal value of such purchased software is determined by reference to the market prices of such software or other software of the same kind on the reference date.
(III) Liabilities
The appraisal value is determined by the liability items and amounts actually assumed by the entity appraised on the reference date after verifying the actual debtors and amount of liabilities of all liabilities.
VIII. Implementation of Valuation Process
Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. has accepted the commission of Huaneng International Power Development Corporation and Huaneng Power International, Inc. to appraise the shareholders’ equity in Huaneng Jingmen Thermal Power Co., Ltd. with respect to the transfer of equity held by Huaneng International Power Development Corporation. Upon negotiation, the reference date is determined to be 31 May 2014. The valuation commenced officially on 16 June 2014. The onsite work ended on 28 June 2014 and the formal report was issued on 9 October 2014. The main valuation process include accepting commission, verifying assets, collecting, sorting out and analysing data, estimation, summarising results, submitting report, and filing the work manuscripts, which is detailed as follows:
(I) Preparation before the valuation
The valuers met with the Clients to determine the basic matters involved in the valuation, accepted the asset valuation commission from the Clients, and signed the engagement letter. Upon full negotiation, both parties determined the purpose, scope and target of valuation, and the reference date, on which the valuer worked out the work plan for valuation.
(II) Onsite verification and valuation
1. Listening to the introduction of the Clients and the relevant personnel of the entity appraised on the general information of the enterprise and the history and current situation of the assets to be appraised, and having a general knowledge of the financial system, operation conditions, fixed assets and technical status of the enterprise;

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2. Verifying the Detailed Statement of Asset Valuation with relevant financial records and data, and making any adjustments to the issues found with the entity appraised;
3. Conducting an overall verification to the fixed assets in accordance with the Detailed Statement of Asset Valuation and the requirements of asset valuation standards, and collecting the certification documents with respect to the ownership of the appraised assets;
4. Determining the specific valuation approaches for all the assets according to the actual situation and characteristics of the assets to be appraised;
5. Reviewing and collecting asset-related technical information and acceptance information; and collecting price data through market investigation and queries; and
6. Making initial estimates and appraisal on the assets and liabilities within the scope of valuation on a verified basis.
(III) Summary of valuation
The valuers summarised the initial results of valuation of all kinds of assets, made an overall analysis and review thereon, paid attention to the connection of different professional groups to ascertain any repeated and omitted valuation, highlighted the reasonability of the valuation results, and made necessary adjustments, corrections and improvements thereto.
(IV) Preparation and submission of the valuation report
The valuers prepared the asset valuation report, submitted the first draft of the valuation to the Clients and exchanged opinions thereon with the latter. Upon reaching a consensus, the valuers examined the report and made corrections and amendments in accordance with the internal three-level examination and verification system and procedures of the valuation institution, issued the official asset valuation report, submitted relevant materials as regulated, collected and sorted out the manuscripts for the asset valuation.
IX. Valuation Assumptions
1. The assumptions on transactions;
2. The assumption of open markets;
3. The assumption of continuing usage of assets;
4. Going concern assumption;
5. Assuming there is no material change in the existing macro-economy in China;

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

6. Assuming, on the basis of existing management manner and level of the entity appraised, the scope, methods and orientation of business are consistent with the current ones; and
7. Assuming that the data and information provided by the interested parties are true, legitimate and complete.
The valuers, according to the requirements of asset valuation, determine that the assumptions are established on the reference date. Where there is any significant change in the economic environment and assumptions, the valuers shall not assume any liabilities for different valuation results due to changes in the assumptions.
X. Conclusion
As at 31 May 2014, the reference date of valuation, the book value of assets of Jingmen Thermal Power was RMB1,797,920,100.00, the book value of liabilities was RMB1,410,396,600.00, the book value of net assets was RMB387,523,500.00; upon valuation, the appraisal value of total assets is RMB1,799,425,000.00, the appraisal value of liabilities is RMB1,410,396,600.00, the appraisal value of net assets is RMB389,028,400.00. The appraisal value of total assets, compared with the book value thereof, increases by RMB1,504,900.00, up 0.08%; The appraisal value of net assets, compared with the book value thereof, increases by RMB1,504,900.00, up 0.39%. The appraisal results of all kinds of assets and liabilities are shown as follows:
Unit: RMB 0’000
Item		Book Value	Appraisal Value	Growth/Reduction	Growth Rate %
		A	C	D=C-B	E=D/B×100%
1	Current assets	3,915.75	3,915.75	-	-
2	Non-current assets	175,876.26	176,026.75	150.49	0.09
3	Including: Long-term receivables	-	-	-
4	Fixed assets	574.10	536.77	-37.33	-6.50
5	Construction in progress	101,238.04	173,337.07	72,099.02	71.22
6	Construction materials	73,376.46	1,474.53	-71,901.93	-97.99
7	Disposal of fixed assets	-	-	-
8	Intangible assets	687.66	678.38	-9.27	-1.35
9	Deferred tax assets	-	-	-
10	Total assets	179,792.01	179,942.50	150.49	0.08
11	Current liabilities	25,310.45	25,310.45	-	-
12	Non-current liabilities	115,729.21	115,729.21	-	-
13	Total liabilities	141,039.66	141,039.66	-	-
14	Net assets (Owners’ equity)	38,752.35	38,902.84	150.49	0.39

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XI. Special Instructions
(I) Reminder on citation of the conclusion of land valuation report issued by the land appraisal institution
(1) Name of land appraisal institution, report number and issuance date
In this valuation, the land use right was appraised by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. which is commissioned by the Clients alone and boasts relevant qualifications. As required by the Clients, when making the overall valuation with asset-based valuation approach, we have cited the land valuation conclusion arrived at by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd.. See the Land Valuation Report [(Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 - Hubei Province Jinmen City - Chu -1] issued by the land appraisal institution on 1 September 2014.
(2) Valuation approaches, preconditions and assumptions, use restrictions, and related matters
1) Valuation approaches
Pursuant to the Procedures for Valuation of Urban Lands (hereinafter referred to as the "Procedures"), the commonly used valuation approaches include the cost approach, land datum value approach, market comparison approach, income approach and hypothetical development approach. Subject to the Procedures for Valuation of Urban Lands, the selection of valuation approach shall be based on the local market, the specific characteristics of the subject property, and the valuation purpose.
Reasons for rejecting the following approaches:
The land parcels to be appraised are located at Group 8, Xinqiao Village, Zilingpu Town, Dongbao District, Jinmen, adjacent to Dongbao Industrial Park. Dongbao Industrial Park is a key park for attracting investments and is highly supported by the government. The actual transaction prices of similar land parcels in the neighborhood are lower than the cost; therefore, it is inappropriate to adopt the market comparison approach in the valuation.
‚ The subject land is for industrial purpose, and the rental market in the neighborhood in inactive; therefore, it is also inappropriate to adopt the income approach in the valuation.
ƒ There have been completed buildings on the subject land, but there is no transaction case of such completed industrial real estate in the market, that means, it is difficult to determine the market value of the completed industrial real estate; therefore, it is inappropriate to adopt the hypothetical development approach in the valuation.
Reasons for selecting the income approach:

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The valuers, upon field survey, learn that the subject property was farm land before being acquisitioned. The documents on the costs and taxes of the land parcels in the area are complete, and there are acquisition cases occurring recently, so it is easy to calculate the objective acquisition cost. Therefore, it is appropriate to adopt the cost approach in the valuation.
‚ The land parcels where the subject property is located fall with the scope of application of datum land prices of JIngmen, and the datum land price applied on the reference date has been effective from 30 December 2012, so the market price of the land parcels can be reasonably reflected by correcting relevant area factors. Therefore, land datum value approach is adopted in the valuation.
To sum up, the valuation approaches applied to the valuation are the land datum value approach and the cost approach.
A. Land datum value approach
When land datum value approach is used for valuation, it is required to use the land datum value system to compare the area conditions and individual conditions of the land parcels to be appraised with the average conditions of the area where the land parcels are located, and correct the datum land price with relevant correction coefficients from the table of correction coefficients.
The basic computation formula is as follows:
Datum land price × K1 × K2 × K3 × (1 ± ∑K)
where:	K1 - reference date correction coefficient
K2 - land use life correction coefficient
K3 - land parcel shape correction coefficient
∑K - sum of correction coefficients for area factors and individual factors affecting the land price

B. Cost approach
Cost approach is a valuation method, with which the land price is determined primarily based on land acquisition fee and the sum of all expenses paid for the development of the land, plus certain interest, profit, payable tax and income from land appreciation.
Its computation formula is as follows:
Land price = land acquisition fee + land development fee + tax + investment interest + investment profit + income from land appreciation

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

2) Preconditions for and assumptions of valuation
The valuers have carried out the valuation pursuant to the Procedures for Valuation of Urban Lands (GB/T18508-2001), Procedures for Rating of Urban Lands (GB/T18507-2001), Current Land Use Classification (GB/T21010-2007), relevant laws and regulations promulgated by the National People's Congress, the State Council and the Ministry of Land and Resources, and relevant rules and regulations promulgated by the People's Government of Hubei Province, the Department of Land and Resources of Hubei Province, the People's Government of Jinmen City (County) and the Bureau of Land and Resources of Jinmen City (County); the data and information on the land parcels appraised are provided by Huaneng Jingmen Thermal Power Co., Ltd., including the business license of the enterprise, the State-owned Land Use Certificate of the land parcels appraised, etc.
‚ The real estate market on the reference date of valuation is a just, open, fair and balanced market, and the data and information on the locational conditions and real estate transactions, which are related to the valuation, have been collected by the valuers through field investigation.
ƒ The price of the land parcels appraised implies the use right price of the allocated land on 31 May 2014 (the reference date) under the conditions that the land purpose, land development status, land use life and current use conditions have been determined. The land parcels appraised, along with other factors, may meet the requirement for normal operation of the enterprise in the determined use life and ensure the sustainable development of the enterprise.
„ The valuation conclusion in this report is about the use right price of granted land in a circumstance that the conditions in land price definition have been met. Where the factors (such as land use pattern, reference date of valuation, land development status, land use life and land area) affecting the land price have changed, the valuation price shall be adjusted accordingly.
3) Valuation conclusion and use of the valuation report
The Procedures for Valuation of Urban Lands (GB/T18508-2001), Procedures for Rating of Urban Lands (GB/T18507-2001), Current Land Use Classification (GB/T21010-2007), relevant laws and regulations promulgated by the National People's Congress, the State Council and the Ministry of Land and Resources, and relevant rules and regulations promulgated by the People's Government of Hubei Province, the Department of Land and Resources of Hubei Province, the People's Government of Jinmen City (County) and the Bureau of Land and Resources of Jinmen City (County) pursuant thereto, are the major basis of laws and regulations for the valuation. The land valuation conclusion is to provide a referential basis for the transfer of equity in Huaneng Jingmen Thermal Power Co., Ltd.
‚ The land valuation report shall be only used by the client and submitted to the land administration department for examination, and the land valuation technical report will not be provided to the client. The land parcels appraised serve as the land on which the enterprise carries on business or erects auxiliary facilities, and is used by the enterprise efficiently and reasonably,

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

with relevant land appreciation generated. The valuers determines the valuation principles, approaches and parameters pursuant to relevant national laws and regulations, valuation procedures and relevant local technical standards for land valuation, and in combination with the features of the land parcels. Any operation mode and procedure related to the land parcels appraised are compliant with relevant national and local laws and regulations.
ƒ The valuation conclusion shall be effective for a year from the reference date of valuation.
„ The right to use the valuation report and valuation conclusion shall be vested in the client, while Realhom Land & Real Estate Appraisal & Consulting Co., Ltd. (Hubei) shall be responsible for the interpretation of the valuation conclusion.
… This report and the valuation conclusion only provides a referential basis for granting price of the land use right involved in the transfer of equity in Huaneng Jingmen Thermal Power Co. Ltd., and the valuation conclusion shall be null and void for any other purposes. Without the prior written consent of the valuers, neither entity nor individual shall release or segment this report in whatever form.
This report must be used in whole, and the valuers shall not be liable for any loss arising from using partial contents of this report.
4) Special instructions
The State-owned Land Use Certificate of and the application data and information on the land parcels appraised have been provided by the title owner, the valuers have made a field survey and confirmed the land parcels; the geographic location map and photos of the land parcels appraised, the land asset questionnaire, the cases for market comparison, the documents on compensation for land acquisition, the datum land price, etc. have been collected and verified by the valuers.
‚ The title and area of the land parcels appraised shall be subject to the State-owned Land Use Certificate issued by the local land administration department.
ƒ The client and the title owner shall be responsible for the authenticity of the data and information so provided (see the appendix for more information).
„ Determination of purpose: the registered purpose of the land parcels involves industrial land (water intake). The determination of land purposes shall be subject to the Current Land Use Classification.
… Determination of land use life: the type of land use right of the parcels appraised is granting, and the land parcels are used with consideration. The determination of land use life shall be subject to the actually residual life.

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

† In the valuation, the land parcels appraised are numbered as Parcel I (with an area of 21,665.00 square meters) and Parcel II (with an area of 1,589.50 square meters).
‡ A photocopy of this report shall be null and void.
(II) The registered owner of the cars Nos. AW5877, A5HN86 and A5HN87 within the scope of appraised assets is inconsistent with the enterprise name, for which the registered owner has issued a statement on ownership, specifying the cars are owned by Huaneng Jingmen Thermal Power Co., Ltd. The said statement on ownership is attached hereto for check.
(III) The effect of premium from the controlling interest on the value of the valuation target has not been taken into consideration for lack of sufficient statistics on relevant market transactions.
(IV) A loan of RMB190 million recognized in the long-term loans is borrowed by pledging the receivable electric charge and heat charge after Huaneng Jingmen Thermal Power Co., Ltd. puts into operation.
(V) The restrictions of valuation process
1. The valuers did not make technical tests on the technical specifications and performance on the equipment as at the reference date but presumed that the technical information and operation records provided by the entity appraised were authentic and effective, and the valuers made judgments through onsite survey without the help of any testing instruments; and
2. The valuers did not make technical tests on the hidden projects and internal structures (that could not be seen with eyes) of all buildings and constructions, but presumed that the technical information and operation records provided by the entity appraised were authentic and effective, and the valuers made judgments through onsite survey without the help of any testing instruments.
(VI) With respect to potential defect events in the enterprise that may affect the asset valuation and have not been stated during the commission, while the valuers have performed valuation processes but still fail to be aware of such events, the valuation institution and valuers shall not assume any relevant liabilities.
Users of the Report are requested by valuers to pay attention to the special instructions above.
XII. Notes on Restricted Use of the Valuation Report
(1) The Report is only used for the purposes set out herein and shall not be used for other purposes. Any consequence arising from misuse of the Report has no connection in any way with the valuers signed on the Report and their valuation institution;

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APPENDIX II(ix)	ASSET VALUATION REPORT OF JINGMEN THERMAL POWER

(2) The Report shall only be used by the users of valuation reports set out in the Letter of Engagement on Asset Valuation signed between Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. and the Clients and those specified by national laws and regulations;
(3) The valuation conclusion shall not be used if the Report is not approved or filed for records;
(4) Any or all parts of the Report shall not be extracted, referenced or disclosed to public media without the consent of the valuation institution;
(5) Since the reference date, if there is no material change in the market condition or the situation of assets, the valuation conclusion of the Report shall be and remain effective for one year as of the reference date, i.e. commencing on 31 May 2014 and ending on 30 May 2015; and
(6) In case of policy adjustments that have material effects on the conclusion of the Report, the reference date shall be re-determined for valuation.

XIII. Date of Valuation Report

The date of the Report is 9 October 2014.

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.

Legal Representative:

Certified Public Valuers:

9 October 2014

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

The following is the Asset Valuation Report of Yingcheng Thermal Power prepared by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.

Asset Valuation Report
in respect of the Proposed Transfer of Equity in

Huaneng Yingcheng Thermal Power Co., Ltd.

from Huaneng International Power Development Corporation

to Huaneng Power International, Inc.

Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 217A
(Volume 1 of 1)

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.
9 October 2014

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Contents

Declaration of the Certified Public Valuers	II(x)-3
Asset Valuation Report (Summary)	II(x)-4
Asset Valuation Report	II(x)-7
I. Client, the Entity Appraised and Users of the Valuation Report	II(x)-7
II. Purpose of the Valuation	II(x)-11
III. Valuation Target and Scope	II(x)-11
IV. Value Type and Definitions	II(x)-14
V. Reference Date of Valuation	II(x)-14
VI. Valuation Basis	II(x)-15
VII. Valuation Approaches	II(x)-18
VIII. Implementation Process and Conditions of the Valuation Process	II(x)-24
IX. Valuation Assumptions	II(x)-27
X. Conclusion	II(x)-28
XI. Special Instructions	II(x)-29
XII. Notes on Restricted Use of the Valuation Report	II(x)-36
XIII. Date of Valuation Report	II(x)-37

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Declaration of the Certified Public Valuers

The Asset Valuation Report has been prepared and produced on the basis of imperative valuation procedures including but not limited to careful verification, validation and assessment, etc. by the valuers, regarding the assets and liabilities incorporated into the scope of valuation. The valuers hereby make the following declaration regarding the Asset Valuation Report.
I. In the course of the asset valuation, the certified public valuers have complied with relevant laws and regulations, and asset valuation standards, and have adhered to the principles of independency, objectivity and justness. The contents stated in the Report are objective based on the information and data collected in the valuation process, and the valuers are legally accountable for the reasonableness of the valuation conclusion.
II. The list of assets and liabilities involved in the valuation has been submitted and confirmed by the Clients and the entity appraised through affixing seals and signatures thereat. The Clients and the interested parties shall be liable for the authenticity, legality and completeness of the said information so provided, and for the proper use of the Report.
III. The certified public valuers hold no existing or forthcoming interest in the valuation target, has no current or future interest with the Clients or the interested parties, and takes no prejudice against the Clients or the interested parties.
IV. The certified public valuers and other valuers have carried out onsite investigation regarding the valuation target and assets involved therein, paid due attention to the legal ownership of the valuation target indicated in the Report and assets involved therein, and checked the legal ownership information on the valuation target and assets involved therein; in addition, the valuers have accurately disclosed the problems discovered, and advised the Clients and the interested parties to improve the legal ownership to meet the requirements for issuing the Report. However, the valuers make no guarantee in whatever manner regarding the genuineness of the legal ownership of the valuation target.
V. Analysis, judgment and conclusion specified in the Report are subject to the assumptions and restrictions set forth in the Report, and the users of the Report shall fully consider the assumptions, restrictions, special instructions indicated in the Report and the impact thereof upon the conclusion.
VI. The Report and the valuation conclusion shall be used only for the purpose indicated in the Report within the effective period of the conclusion. The valuation institution and the certified public valuers signed herein shall not be liable for any consequences arising from improper use of the Report.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Asset Valuation Report (Summary)

in respect of the Proposed Transfer of Equity in Huaneng Yingcheng Thermal Power Co., Ltd. from Huaneng International Power Development Corporation to Huaneng Power International, Inc.

Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 217A

Important Notice
The contents of the summary are excerpts from the text of the Report. If you want to know more about the details of the valuation and reasonably understand the conclusion, please read the text of the Report carefully.

    Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. has, in accordance with the commission of Huaneng International Power Development Corporation and Huaneng Power International, Inc. and with relevant laws and regulations and rules on asset valuation as well, carried out valuation on the whole equity of shareholders of Huaneng Yingcheng Thermal Power Co., Ltd. involved in the equity transfer pursuant to the principles of independency, objectivity and justness.
    The valuation has been targeted at the whole equity of shareholders of Huaneng Yingcheng Thermal Power Co., Ltd. regarding the entire assets and liabilities of Huaneng Yingcheng Thermal Power Co., Ltd. The valuation is subject to the market value as at the reference date of 31 May 2014.
    The valuers have performed essential valuation procedures and completed relevant validation and assessment in line with asset-based approach, subject to the premises of continuous application of the asset and of open market.
    As of the reference date of valuation, Huaneng Yingcheng Thermal Power Co., Ltd. is appraised to be as follows: RMB210.6641 million.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Summary of the Asset Valuation Results
Unit: RMB 0’000
Item		Book value	Appraisal value	Growth/reduction	Growth rate
		A	B	C=B-A	D=C/A x 100%
1	Current assets	11,077.49	11,077.49	-	-
2	Non-current assets	103,383.09	103,828.83	445.74	0.43
3	Including: Long-term receivables	-	-	-	-
4	Fixed assets	532.47	481.97	-50.50	-9.48
5	Construction in progress	61,040.84	61,062.66	21.82	0.04
6	Construction materials	35,634.20	35,634.20	-	-
7	Fixed assets disposal	-	-	-	-
8	Intangible assets	6,175.58	6,650.00	474.42	7.68
9	Development expenses	-	-	-	-
10	Deferred tax assets	-	-	-	-
11	Total assets	114,460.58	114,906.32	445.74	0.39
12	Current liabilities	33,339.91	33,339.91	-	-
13	Non-current liabilities	60,500.00	60,500.00	-	-
14	Total liabilities	93,839.91	93,839.91	-	-
15	Net assets (owners’ equity)	20,620.67	21,066.41	445.74	2.16

    The valuers have made special instructions in the Report for defects found in the process of valuation to draw the attentions of the users of the Report.
    1. Intangible assets incorporated into the valuation refer to the land use right for which the land granting contract has been executed and the certificate on land use right (in the form of assignment) has been granted. However, the State-owned land use permit has not been acquired, while the land granting fee of RMB34,613,389.00 has been paid. Financial processing has been completed for the valuation based on the regulations on executing land granting contract for enterprise, and the land granting fee paid and unpaid by the enterprise as verified by the auditor. In addition, the valuation has included the valuation conclusion of Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. regarding land acquired through land granting process.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

    2. Up to now, the combined heat and power project of Huaneng Yingcheng Thermal Power Co., Ltd. has been granted relevant approval formalities including Fa Gai Neng  [2011] No. 1489 “Official Reply on Approving the Newly Built Project of Huaneng Yingcheng Thermal Power Co., Ltd. (Combined Heat and Power Project) for Operating Larger Capacity Generator Set and Stopping Small Capacity Generator Set” issued by the National Development and Reform Commission, and the approval of Housing and Rural-urban Development Department of Hubei Province on construction project location selection etc.; in addition to which the project has been granted Di Zi No.: YCG2013037 “Planning Permit on Land for Construction Use” and Jian Zi No.: YCG2013035 “Planning Permit on Land for Construction Use” both by the Rural and Urban Planning Bureau of Yingcheng City.
    The effective period for the valuation conclusion of the Report shall be one year from the reference date, i.e. from 31 May 2014 to 30 May 2015.
    The Valuation Report has been produced on 9 October 2014.
    The contents of the summary are excerpts from the text of the Report. If you want to know more about the details of the valuation and reasonably understand the conclusion, please read the text of the Report carefully.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Asset Valuation Report

in respect of the Proposed Transfer of Equity in Huaneng Yingcheng Thermal
Power Co., Ltd. held by Huaneng International Power Development
Corporation to Huaneng Power International, Inc.
Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 217A

Huaneng International Power Development Corporation, Huaneng Power International, Inc.:
Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd. has accepted your commission, and has appraised the market value of the whole equity of shareholders of Huaneng Yingcheng Thermal Power Co., Ltd. as of 31 May 2014 involved in the proposed transfer of equity by China Huaneng Group by asset-based approach according to necessary valuation process, in line with relevant laws, regulations and asset valuation standards. We are hereby reporting the asset valuation as follows:
I. Client, the Entity Appraised and Users of the Valuation Report
The Clients of the Project are Huaneng International Power Development Corporation and Huaneng Power International, Inc., and the entity appraised is Huaneng Yingcheng Thermal Power Co., Ltd.. User of the Valuation Report shall include the Clients, interested parties in economic transaction, and other users stipulated by laws and regulations.
(I) About Client 1
Enterprise name: Huaneng International Power Development Corporation
Registered address: No. 2, Bing, Fuxingmen Nandajie, Xicheng District, Beijing
Registered capital: USD450 million
Legal representative: Cao Peixi
Business scope: investing in, building and operating power plants and relevant facilities, including collecting funds at home and abroad, importing complete set of and supportive equipment and machines etc, and providing accessories, materials and fuel etc for the construction and operation of power plants.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

(II) About Client 2
Enterprise name: Huaneng Power International, Inc.
Registered address: Huaneng Building, No. 6, Fuxingmen Neidajie, Xicheng District, Beijing
Legal representative: Cao Peixi
Registered capital: RMB14.05538344 billion
Corporate type: incorporated corporation
Business scope: investing and building, operating and managing power plants, and developing, investing in and operating other relevant enterprises dominated by export business relating to power plant; thermal power production and supply.
(III) About the entity appraised
1. Profile
Enterprise name: Huaneng Yingcheng Thermal Power Co., Ltd. (hereinafter “Yingcheng Thermal Power”)
Registered capital: RMB41.9767 million
Legal representative: Zhao Ping
Domicile: Pogang Village, Langjun Town, Yingcheng City
Corporate type: limited liability company (solely-funded juridical person)
Term of operation: long-term
Business license No.: 420981000016495
2. Brief introduction
Huaneng Yingcheng Thermal Power Co., Ltd. (hereinafter “Yingcheng Thermal Power”) was established by Huaneng International Power Development Corporation, and acquired the business license of enterprise legal person (No.: 420981000016495) on 18 April 2012.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Yingcheng Thermal Power has the registered capital of RMB41.9767 million , which includes monetary contribution of RMB20.0000 million  and the contribution of construction in progress for RMB21.9767 million . Shareholders and the shareholding ratio of Yingcheng Thermal Power on the establishment date are shown as follows:

Shareholders	Contribution (RMB 0’000 )	Contribution ratio
Huaneng International Power Development Corporation	4,197.67	100%
Total	4,197.67	100%

Upon the establishment of Yingcheng Thermal Power, Huaneng International Power Development Corporation has increased the capital of Yingcheng Thermal Power for RMB164.2300 million (in monetary form) in line with the Articles of Association, after which the registered capital of Yingcheng Thermal Power was RMB206.2067 million . As of the reference date of valuation, Yingcheng Thermal Power has not cause the capital being verified or change the business license.
3. Assets/liabilities and performance results in recent years and on the reference date of valuation
Financial statements of Yingcheng Thermal Power as of 31 December 2012 and 31 December 2013, and the financial statements of Yingcheng Thermal Power on the reference date of valuation (financial statements on the reference date of valuation have been audited by KPMG Huazhen Accounting Firm with the auditing report No.: KPMG Hua Zhen Shen Zi No. 1401740) were summarized as follows:

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Phase I Balance Sheet in Recent Two Years
Unit: RMB 0’000
Item	31 May 2014	31 December 2013	31 December 2012
Current assets	11,077.49	4,978.01	3,117.71
Non-current assets	103,383.09	67,222.32	7,740.62
Including: held to maturity investments	-	-	-
Long-term stock investments	-	-	-
Fixed assets	532.47	557.36	326.21
Construction in progress	61,040.84	30,441.56	7,414.41
Construction materials	35,634.20	30,047.82	-
Intangible assets	6,175.58	6,175.58	-
Deferred tax assets	-	-	-
Total assets	114,460.58	72,200.32	10,858.33
Current liabilities	33,339.91	20,502.66	3,660.65
Non-current liabilities	60,500.00	37,500.00	3,000.00
Total liabilities	93,839.91	58,002.66	6,660.65
Total shareholders’ equity	20,620.67	14,197.67	4,197.67

Yingcheng Thermal Power is under construction, and has not initiated production business, so no business result was available.
The above data in 2012 has been audited by WUYIGE Certified Public Accountants LLP with the auditing report with unqualified opinions, Da Xin Shen Zi [2013] No. 11-00042, Da Xin Shen Zi [2014] No. 11-00086.
The above data in 2013 and on reference date of valuation have been audited by KPMG Huazhen Accounting Firm with the auditing report with unqualified opinions, KPMG Hua Zhen Shen Zi No. 1401740.
(IV) Relation between the Clients and the entity appraised
Client 1 “Huaneng International Power Development Corporation” holds 36.05% equity in Client 2 “Huaneng Power International, Inc.”, and Huaneng International Power Development Corporation holds 100% equity in the entity appraised, Huaneng Yingcheng Thermal Power Co., Ltd..

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

II. Purpose of the Valuation
The purpose of the valuation is to value the whole equity of shareholders of Huaneng Yingcheng Thermal Power Co., Ltd., and provide its market value on the reference date of valuation, which will be taken as the reference value for the proposed transfer of equity held by Huaneng International Power Development Corporation to Huaneng Power International, Inc.
The current valuation involves the following document of economic transaction: 22nd volume minutes of the General Manager Office Meeting of Huaneng International Power Development Corporation.
III. Valuation Target and Scope
(I) Valuation target and scope
The valuation target was the whole equity of shareholders of Huaneng Yingcheng Thermal Power Co., Ltd., and the valuation scope was the total assets and liabilities of Huaneng Yingcheng Thermal Power Co., Ltd.. The book value of relevant assets and liabilities was shown as follows.
Total assets reached RMB1,144,605,783.71 , in which:

Current assets:	Book value	RMB110,774,934.49
Non-current assets:	Book value	RMB1,033,830,849.22
Fixed assets:	Book value	RMB5,324,679.30
Construction in progress	Book value	RMB610,408,428.16
Construction materials	Book value	RMB356,341,991.76
Intangible assets	Book value	RMB61,755,750.00

Total liabilities: RMB938,399,083.71, including:

Current liabilities	Book value	RMB333,399,083.71
Non-current liabilities	Book value	RMB605,000,000.00

The above data has been audited by KPMG Huazhen Accounting Firm with the auditing report of KPMG Hua Zhen Shen Zi No. 1401740.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

The valuation target and scope were consistent with the valuation target and scope confirmed in commission, and no off balance sheet assets were discovered. In which, fixed assets referred to vehicles and electronic devices, motor vehicle licenses have been granted for the vehicles, in which three motor vehicle licenses indicated that the holder was China Huaneng Group Huazhong Branch, and the rest motor vehicle licenses indicated Huaneng Yingcheng Thermal Power Co., Ltd. as the holder.
Construction in progress referred to 1x350MW home-made supercritical parameter, one intermediate reheating, double extraction condensing style coal-burning power set and 1x 50MW backpressure steam turbine power set, undertaken by Huaneng Yingcheng Thermal Power Co., Ltd., including the simultaneously built flue gas desulfurization and DeNox facilities. Construction in progress include civil work and equipment, in which civil work mainly referred to main plant, central control building, transfer station, silo, funnel and cooling tower etc. Equipment mainly included 1x350MW supercritical condensing heat supply generator set and 1x50MW high pressure steam turbine power set. It is estimated that the construction in progress will be completed in December 2014. Up to now, Huaneng Yingcheng Thermal Power Co., Ltd. has been granted relevant approval formalities including Fa Gai Neng  [2011] No. 1489 “Official Reply on Approving the Newly Built Project of Huaneng Yingcheng Thermal Power Co., Ltd. (Combined Heat and Power Project) for Operating Larger Capacity Generator Set and Stopping Small Capacity Generator Set” issued by the National Development and Reform Commission, and the approval of Housing and Rural-urban Development Department of Hubei Province on construction project location selection etc.
(II) Individual or combination of assets that have significant effects on the value of the enterprise
1. Construction in progress and construction materials accounted for substantially in the assets of Huaneng Yingcheng Thermal Power Co., Ltd., which were shown as follows:
Construction in progress referred to 1x350MW home-made supercritical parameter, one intermediate reheating, double extraction condensing style coal-burning power set and 1x 50MW backpressure steam turbine power set, undertaken by Huaneng Yingcheng Thermal Power Co., Ltd., including the simultaneously built flue gas desulfurization and DeNox facilities. Construction in progress include civil work and equipment, in which civil work mainly referred to main plant, central control building, transfer station, silo, funnel and cooling tower etc. Equipment mainly included 1x350MW supercritical condensing heat supply generator set and 1x50MW high pressure steam turbine power set. It is estimated that the construction in progress will be completed in December 2014.
2. Construction materials mainly include equipment procured for the project of 1x350MW supercritical condensing power set and 1x50MW backpressure steam turbine power set, the equipment advance payment and progress payment made to vendors relating to the combined heat and power project.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

(III) Intangible assets of the enterprise

Intangible assets reported by Huaneng Yingcheng Thermal Power Co., Ltd.. referred to the land use right acquired by the enterprise in 2014, which was shown in details as follows:

Land use right certificate No.	Plot name	Location	Date of acquisition	Nature	Purpose	Development degree	Area (m2)	Book value
Ying Cheng Guo Yong (2014) No. 108018GB00001	Land for railway special line	Sanwu Village, Qiuxu Village, Lanxi Village and Langjun Community area in Langjun Town of Yingcheng City	24 January 2014	Land assignment	Land for public facilities	Three supplies (water, electricity and road) and one levelling	14,519.40	61,755,750.00
Ying Cheng Guo Yong (2014) No. 108023GB00002	Land for railway special line	Hujia Village, Pogang Village, Chengxie Village and Langjun Community area of Langjun Town, Yingcheng City	24 January 2014	Land assignment	Land for public facilities	Three supplies (water, electricity and road) and one levelling	124,344.70
Ying Cheng Guo Yong (2014) No. 108023GB00001	Land for main plant	Hujia Village, Zhifu Village and Pogang Village area of Langjun Town, Yingcheng City	24 January 2014	Land assignment	Land for public facilities	Three supplies (water, electricity and road) and one levelling	207,610.80
Ying Cheng Guo Yong (2014) No. 108013GB00001	Land for railway special line	Shangfang Village, Zuojia Village in Changjiangbu Subdistrict Office, and Huxiang Village and Lanxi Village area in Langjun Town, Yingcheng City	24 January 2014	Land assignment	Land for public facilities	Three supplies (water, electricity and road) and one levelling	11,729.70
Ying Cheng Guo Yong (2014) No. 104008GB00001	Land for railway special line	Sutai Village and Zuojia Village area in Changjiangbu Subdistrict Office, Yingcheng City	24 January 2014	Land assignment	Land for public facilities	Three supplies (water, electricity and road) and one levelling	1,205.40
Ying Cheng Guo Yong (2014) No. 104008GB00002	Land for railway special line	Sutai Village and Sanli Village area in Changjiangbu Subdistrict Office, Yingcheng City	24 January 2014	Land assignment	Land for public facilities	Three supplies (water, electricity and road) and one levelling	2,300.30
Ying Cheng Guo Yong (2014) No. 103001GB00001	Land for ash pond	Xinji Village of Dongmafang Subdistrict Office, Tianjing Village area of Sanhe Town, Yingcheng City	24 January 2014	Land assignment	Land for public facilities	Three supplies (water, electricity and road) and one levelling	49,995.40

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Notes: intangible assets incorporated into the valuation scope referred to the land use right, for which land transfer contracts have been executed and the land use right certificate (in the form of assignment) have been granted. However, state-owned land use permits have not been granted. The enterprise has paid the land granting fee of RMB34,613,389.00 .
(IV) Conditions of assets involved in the conclusions of valuation report issued by other relevant institutions
1. Book value of the assets and liabilities incorporated into the current valuation scope has been verified by KPMG Huazhen Accounting Firm and be released KPMG Huazhen Shen Zi No. 1401740 Auditing Report.
2. The land use right of seven plots of land incorporated into the valuation scope has been appraised by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd., and has been released the land valuation report as follows: (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-1; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-2; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-3; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-4; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-5; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-6; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-7 accordingly. The current conclusions have quoted the valuation results of Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. in the land valuation report based on the same reference date of valuation, for the same valuation purpose and within the same valuation scope.
IV. Value Type and Definitions
According to the relevant conditions including economic transaction and valuation purpose etc, the current valuation is targeted at the market value of the object; namely, the estimated value of the valuation target on the reference date of valuation based on the normal fair trade between the voluntary purchaser and the voluntary vendor behaving reasonably without any external force.
V. Reference Date of Valuation
The reference date of valuation for the project is 31 May 2014.
The reference date is determined by the Clients, depending on the factors such as accounting period end and factors good for the realization of the economic activity.

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VI. Valuation Basis
(I) Basis of economic activities
22nd volume minutes of the General Manager Office Meeting of Huaneng International Power Development Corporation.
(II) Basis of laws and regulations
1. Company Law of the People’s Republic of China, the 3rd amendment in the 6th session of the 12th Standing Committee of the National People's Congress on 28 December 2013;
2. Securities Law of the People’s Republic of China, amended in the 18th session of the 10th Standing Committee of the National People's Congress on 27 October 2005;
3. Enterprise State-owned Assets Law of the People’s Republic of China, Presidential Order, No. 5 in 2008;
4. Land Administration Law of the People’s Republic of China, amended in the 11th session of the 10th Standing Committee of the National People's Congress on 28 August 2004;
5. Law of the People’s Republic of China on the Administration of Urban Real Estate, Presidential Order of the People’s Republic of China, No. 72, amended in the 29th session of the 10th Standing Committee of the National People's Congress on 30 August 2007;
6. The Administrative Measures for Valuation of State-owned Assets, Decree of the State Council, No. 91, 1991;
7. The Detailed Rules for Implementation of the Administrative Measures for Valuation of State-owned Assets, Guo Zi Ban Fa [1992], No. 36;
8. The Tentative Measures for the Supervision and Administration of State-Owned Assets of Enterprises, Decree of the State Council, No. 378, 2003;
9. The Tentative Measures for the Administration of the Transfer of State-owned Assets and Equity in Enterprises, State-owned Assets Supervision and Administration Commission and the Ministry of Finance, No. 3, 2003;
10. The Interim Administrative Measures on the Valuation of the State-owned Assets of Central Cultural Enterprises, State-owned Assets Supervision and Administration Commission No. 12, 2005;

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

11. Circular on Strengthening the Administration of the Appraisal of State-owned Assets of Enterprises, Guo Zi Wei Chan Quan [2006] No. 274;
12. Other laws, regulations and rules etc relating to the valuation.
(III) Basis of valuation principles
1. Asset Valuation Standards – Basic Standards, Cai Zheng Bu Cai Qi (2004) No. 20;
2. Standards of Professional Ethics for Asset Valuation – Basic Standards, Cai Zheng Bu Cai Qi (2004) No. 20;
3. Standards of Professional Ethics for Asset Valuation – Independence, Zhong Ping Xie (2012), No. 248;
4. Asset Valuation Standards – Application of expert work, Zhong Ping Xie, (2012) No. 244;
5. Asset Valuation Standards – Valuation Report, Zhong Ping Xie, (2011) No. 230;
6. Asset Valuation Standards – Valuation Procedures, Zhong Ping Xie, (2007) No. 189;
7. Asset Valuation Standards – Machinery and Equipment, Zhong Ping Xie, (2007) No. 189;
8. Asset Valuation Standards – Real Estate, Zhong Ping Xie, (2007) No. 189;
9. Asset Valuation Standards – Enterprise value, Zhong Ping Xie, (2011) No. 227;
10. Guidelines for the Control of Business Quality of Valuation Institution, Zhong Ping Xie (2010), No. 214;
11. The Guidelines for the State-owned Asset Valuation Reports of Enterprises, Zhong Ping Xie, (2011) No. 230;
12. The  Guiding  Opinions  on  Attention  of  Certified  Public  Valuers  on  Legal Ownership of Valuation Target, Zhong Zhu Xie Kuai Xie, [2003] No. 18;
13. The Guiding Opinions on Types of Value in Asset Valuation, Zhong Ping Xie [2007] No. 189;
14. Circular on Printing and Issuing the Guidelines on Recording the State-owned Assets Valuation Project in Enterprise, Guo Zi Fa Chan Quan [2013] No. 64;

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

15. Accounting Standards for Business Enterprises – Basic Standards, Decree of the Ministry of Finance, No. 33;
16. 38 detailed standards including Accounting Standards for Business Enterprises No. 1 – Inventories etc, Cai Zheng Bu Cai Kuai, [2006] No. 3;
17. Accounting Standard for Enterprises – Application Guidance, Cai Zheng Bu Cai Kuai, [2006] No. 18.
(IV) Basis of assets ownership
1. State-owned land use permit;
2. Motor vehicle license;
3. Procurement contract or invoice of substantial assets;
4. Other certificates on assets ownership.
(V) Basis of valuation pricing
1. Circular of the National Energy Administration on Releasing 2013 Version Quota and Fees Calculation in Power Construction Project, Guo Jia Neng Yuan Ju Guo Neng Dian Li [2013] No. 289;
2. Regulations on the Preparation and Calculation of Construction Budget in Thermal Power Generation Project (2013);
3. Quota of Financial Estimates in Power Construction Project – Construction Project (2013 version) issued by the National Energy Administration;
4. Standards on the Preparation and Calculation of Construction Budget in Thermal Power Generation Project (“Budget Standards”) (2013 version) issued by the National Development and Reform Commission;
5. Standards on the Preparation and Calculation of Construction Budget in Thermal Power Generation Project (“Budget Standards”) (2013 version) issued by the National Development and Reform Commission;
6. Master station file on cost and quota management in power construction projects, quota [2014] No. 1 file, the Circular on Releasing the 2013 Version Pricing Level Adjustment for the Financial Estimates and Budget Quota of Power Construction Project;

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

7. Interim Regulations of the People’s Republic of China on Vehicle Purchase Tax, Decree of the State Council of the People’s Republic of China, No. 294, 22 October 2000;
8. Provisions on the Criteria for Compulsory Discard of Motor Vehicles, Decree of the Ministry of Commerce, the National Development and Reform Commission, the Ministry of Public Security and the Ministry of Environmental Protection No. 12, 2012;
9. Table of Loan Interest Rate of the People’s Bank of China, implemented as of 6 July 2012;
10. Information on Construction Price in Xiaogan City, Xiaogan Construction Price Office, 3rd issue in 2004;
11. http://www.zol.com.cn;
12. Manual of Commonly Applied Data and Parameters for Asset Valuation (2006-2007), Economic Science Press;
13. Relevant information including project budget and settlement etc provided by the entity appraised;
14. List of assets and other information provided by the entity appraised;
15. Financial and accounting information and business information provided by the entity appraised;
16. Market information, industry economy and macro economy information collected by the valuers;
17. Relevant information acquired by the valuers in site investigation and visit;
18. Relevant technical data in project construction and on geological exploration;
19. Other reference information.
VII. Valuation Approaches
Valuation approaches mainly include asset-based approach, income approach and market approach. In carrying out the enterprise value valuation business, Certified Public Valuers will analyze the applicability of the three approaches in line with the valuation purpose, object, type of value, and information collection status etc, and thereby select one or more asset valuation approaches. The current valuation has adopted asset-based approach in light of the applicability of the valuation approaches.

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Asset-based approach refers to that the balance sheet on the reference date of valuation of the appraised enterprise shall be taken as the basis to reasonably appraise the value of balance sheet assets/liabilities and off the balance sheet assets/liabilities, and to determine the value of the valuation target.
Basic formula applied in the asset-based approach:
Value of the whole equity of shareholders = sum of the appraisal value of various assets of the enterprise – sum of the appraisal value of various liabilities
The valuation report has been released based on the prerequisites as follows: continuous operation of the appraised enterprise; the identification of various assets and liabilities on and off the balance sheet on the reference date of valuation; the fact that the identifiable assets and liabilities can be separately appraised by proper valuation approach; the appraised enterprise is free from assets or liabilities impacting the vale of the valuation target substantially and being difficult for identification or valuation. Based on the said considerations, the asset-based approach has been adopted.
Income approach refers to the valuation approach of determining the value of the appraised object by capitalizing or discounted the expected income.
Income approach is normally composed by dividend discounting approach and cash flow discounting approach.
In the current valuation report, since the appraised enterprise is under construction period and the time for official business operation is uncertain, and the future income and risk are difficult to be estimated or quantified, so the income approach was not adopted.
Market approach refers to the valuation approach of determining the value of the appraised object by comparing the appraised object with comparable listing company or any comparable transaction case.
Market approach is normally composed by listing company comparison approach and transaction case comparison approach.
Since the appraised enterprise is not a listing company, and varies significantly from listing companies in the industry, in terms of business structure, operation mode, corporate size, assets configuration and application, business stage, degree of growth, business risk, and financial risk etc, and insignificant cases of procurement, acquisition or merger of comparison enterprises in the same industry have been found, so it turns hard to acquire relevant reliable business and financial data of comparative transaction cases, the value ratio could not be properly calculated. Under these circumstances, the market approach was not adopted for the valuation.

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(I) Asset-based approach valuation
1. Current assets
Current assets include monetary funds and other receivables.
(1) Monetary funds refer to deposits in bank
Carry out the trial balancing process on the balance of deposit reconciliation statement in line with the verification of account books and account books, account books and financial statements and the bank statement in light of the letter of confirmations from banks, and determine the appraisal value based on the verified book value.
(2) Other receivables: the valuers will check the account books and statements, analyze the economic contents and aging, and confirm the large amount, understand the occurrence time, cause of the debt, and the settlement of such debts, the funds, credit and business status of the debtor, analyze the possibility of various collectibles, combine the separate identification and aging analysis ways to determine the appraisal value of the receivables based on the collectible amount of the receivables. Appraisal value of the bad debt reserves in the receivables shall be presented as zero.
2. Non-current assets
Non-current assets include various equipment type fixed assets, construction in progress, construction materials and intangible assets.
(1) Equipment type fixed assets
In light of the purpose of the current valuation, the valuers have adopted the assumption of continuous application and take market price as the basis, appraise the machines and equipments used in normal production and operation by replacement cost method, in consideration of the equipment characteristics and information collected.
1) Cost method
Appraisal value = full replacement price x newness rate

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①Determination of the full replacement price
A. Electronic device
Regarding the equivalent equipment sold in the market purchasable in the same city, vendors will provide transport, door-to-door installation and commissioning service for the products purchased, so no additional expenses will incur except for the procurement price. In this event, the procurement price would be the full replacement price.
According to local market information and the recent market price indicated in the website www.zol.com.cn, the market price of electronic device on the reference date of valuation will be thereby determined.
In this event, full replacement price = procurement price
B. Vehicles
The full replacement price of vehicles will constitute procurement price, vehicle purchase tax, and other charges (such as vehicle inspection fees, license fees, and formalities etc).
Procurement price: determined base on the latest market price of the equivalent model in the local market, and other charges shall be determined as the reasonable charging standards by local vehicle administration authority.
Vehicle purchase tax: calculated according to the Interim Regulations of the People’s Republic of China on Vehicle Purchase Tax。
Other charges: generally include vehicle inspection fees, license fees, and formalities etc
②Determination of newness rate
A. Electronic device
Determine the newness rate based on the theoretical newness rate in light of the period of use and the maintenance condition; namely,
Theoretical newness rate = (economic service life – period of use) /economic service life
B. Vehicles
Theoretical newness rate of vehicles shall be determined in light of the permitted driving distance, actual driving distance, permitted service life and actual service life, and in line with the newly issued standard of scrapping by competent authority, and will be calculated separately based on the actual service life and driving distance, whichever is lower, and then determined in line with the surveyed newness rate during site investigation.

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Life method -based newness rate = (permitted service life – actual service life)/permitted service life x 100%
Driving distance – based newness rate = (permitted driving distance – actual driving distance)/ permitted driving distance x 100%
Surveyed newness rate shall be determined in combination with the performance, appearance, and maintenance status etc of vehicles.
(2) Construction in progress
Construction in progress will be appraised by cost method as follows:
1) Civil work in progress
The following valuation approach shall be applied in light of the features of civil work and the details of various construction in progress:
A. Infrastructure type assets
Construction in progress within half a year from the reference date of valuation shall be determined the appraisal value as the residual value deducting unreasonable expenses from the reported contract price.
For construction in progress over half year from the reference date of valuation, in case of any significant difference between the book value and the price level on the reference date of valuation, adjust the construction price based on the price level on the reference date of valuation.
Construction price upon adjustment = construction price x comprehensive adjustment coefficient
B. Other expenses
Regarding other expenses including project construction overheads, technical service fees etc, the valuation has verified relevant account books and document, and determine the appraisal value by the verified book value, upon determining the genuineness and completeness of other expenses.

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C. Capital cost
For capital cost incurred in the project construction period, the valuation has verified relevant account books and charging standards, and determines the appraisal value by the verified book value, upon determining the genuineness and completeness of other expenses.
2) Equipment work in progress
Equipment work in progress is composed by three parts: equipment fees, installation fees and other prepaid construction fees. Cost method is applied for the current valuation.
A. Equipment fees, installation fees and others
For projects under normal construction, with short construction period and insignificant changes in construction materials etc, the enterprise will make construction payment in light of the progress and contractual provisions. Based on the investigating and verifying of the visual progress of the project, the valuers determine the appraisal value by the verified book value upon confirming the reasonableness of the project budget.
B. Prepared construction fees
Regarding the prepaid construction fees, the valuation has verified the relevant account books and charging standards, and determines the appraisal value by the verified book value, upon confirming the genuineness and completeness of the capital cost.
(3) Construction materials
Construction materials include equipment procured for the project of 1x350MW supercritical condensing power set and 1x50MW backpressure steam turbine power set, the equipment advance payment and progress payment made to vendors relating to the combined heat and power project
Since the construction material have been procured recently for the construction in progress, and basically demonstrates no changes with market price, the book value of which has been priced reasonably and accurately, so the appraisal value has been recognized as the verified book value.

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(4) Intangible assets – land use right
Land use right has been appraised by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd.. The current valuation on the land has quoted the valuation results of Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. based on the same reference date of valuation, for the same valuation purpose and within the same valuation scope (the land valuation reports were as follows: (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-1; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-2; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-3; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-4; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-5; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-6; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-7 accordingly.).
3. Liabilities
The valuers have verified the actual debtors and debt amount of relevant liabilities, and determine the appraisal value base on the debt items and amount actually undertaken by the entity appraised on the reference date of valuation.
VIII. Implementation Process and Conditions of the Valuation Process
Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.. has accepted the commission of Huaneng International Power Development Corporation and Huaneng Power International, Inc., and appraised the whole equity of shareholders of Huaneng Yingcheng Thermal Power Co., Ltd. on the reference date of valuation on 31 May 2014 as negotiated. The valuation has been officially started on 21 June 2014 and completed on 29 June 2014 (for site work). The Valuation Report has been officially issued on 9 October 2014. The entire valuation process include accepting the commission, asset checking and verification, collecting and analyzing data, validation and estimating, summary, submitting report and filing working scripts etc. The main valuation procedures include:
(I) Preparatory work prior to valuation
1. Understanding the basic information on the entity appraised and the object, identifying the valuation purpose, object and scope;
2. Carrying out comprehensive analysis and assessment regarding the professional competence, independence and business risk based on the valuation purpose and transaction background, and signing the agreement on asset valuation business.

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3. Collecting the basic policies, laws and regulations in the industry of the entity appraised, the market operation conditions in the industry;
4. Preparing the valuation plan and the basic valuation proposal based on the information collection, and determining the key points in the valuation;
5. Determining the project valuation team and rendering business training;
6. Instructing the entity appraised to collect and prepare relevant materials;
7. Cooperating with the entity appraised in assets clearing and completing “Detailed Statement of Asset Valuation” etc.
(II) Onsite verification and valuation
1. Determining the mobilization work time based on the conditions of the enterprise;
2. Listening to the introduction of the Clients and the relevant personnel of the entity appraised on the general information of the enterprise and the history and current situation of the assets to be appraised, and had a general knowledge of the financial system, operation conditions, fixed assets and technical status of the enterprise;
3. Based on the Detailed Statement of Asset Valuation, checking the book value of relevant entries with the general ledger of the enterprise, the detailed account, accounting statement etc, ensure the consistency between account books, between account books and statements, and cooperate with the entity appraised to adjust relevant problems discovered to ensure consistency;
4. Investigating and verifying the various assets in the valuation scope pursuant to the asset valuation principles regarding the various assets of the enterprise to ensure the consistency between the account books and actual conditions:
(1) Checking, inquiring, inspecting, supervising the original certificates of current assets and current liabilities;
(2) Checking, inspecting, inquiring and examining the physical assets.
5. Viewing and collecting relevant data relating to the valuation and cause the enterprise to stamp for confirmation, including;
(1) Overall information and economic activities files of the enterprise;

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(2) Certificates on the ownership of assets commissioned to be appraised, mainly include business contract on the main assets, payment invoice, inquiry letter, bank statement, motor license, land use right certificate, land use permit for construction purpose, land transfer contract, planning permit of construction engineering etc;
(3) Collecting the technical information subjecting valuation, mainly include technical manual on the equipment, maintenance and servicing records, instructions of assets scrapped or to be scrapped etc.
6. Verifying, inspecting, analyzing and collecting the information collected against the relevant assets, keeping the completeness and reasonableness of the information;
7. According to the information on the commissioned assets and on market price acquired from inquiry, and in light of the actual conditions and features of assets, determining the valuation approach applicable to various assets pursuant to valuation principles.
8. In light of the valuation approaches applicable to various assets and based on the valuation model, selecting the reasonable relevant parameters for the valuation and estimates of various assets within the scope of valuation, and acquiring the preliminary appraisal value.
(I) Summary of the valuation results
Summarize the preliminary results of various assets and work out the preliminary valuation results, and fully analyze, summarize and review the results considering the communications among professional teams to avoid repeated or omitted valuation, consider the reasonableness of the main assets valuation results, and complete necessary adjustment, improvement and alteration.
(II) Preparation and submission of the valuation report
The valuers prepared the asset valuation report, exchanged opinions with the Clients on the first draft of the valuation. After a comprehensive consideration of relevant opinion, the valuers made corrections and amendments to the report accordance with the internal three-level examination and verification system and procedures of valuation institutions and finally issued the official asset valuation report. In addition, the valuers submitted relevant information pursuant to requirement rules, collect and file the scripts for the valuation of assets.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

IX. Valuation Assumptions
1. The assumption of open markets;
2. The assumption of continuing usage of assets;
3. The assumption of the change of ownership;
4. Going-concern assumption;
5. There will be no material changes in the existing macro-economy, politics, or social environment at the premises of the target company;
6. There will be no substantial changes in exchange rate, interest rate, taxation, inflation rate, population or industry policy;
7. There will be no substantial changes in the prevailing laws, regulations, policies and social /economic conditions observed by the enterprise;
8. The market and technology of the industry and area where the enterprise is, develops normally without significant market or technical changes;
9. Main operation assets of the enterprise can be effectively applied without any idling;
10. Accounting policies to be taken by the enterprise will be basically consistent with the accounting policies adopted for preparing the current valuation report in material respects;
11. Information provided by the Clients and interest parties were genuine, lawful and complete;
12. There will be no material impact upon the enterprise operation by force majeure;
13. The assumption on the genuineness of the data not confirmed or impossible to be confirmed due to the constraint in the valuation process, and on the genuineness of the assets status and data/information.
The valuers, according to the requirements of asset valuation, determine that the assumptions are established on the reference date of valuation. Where there is any significant change in the economic environment and the prerequisites, the valuers will not assume any liabilities for different valuation results due to changes in these prerequisites.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

X. Conclusion
The asset-based approach is adopted for appraisal and estimates in the valuation.
The book value of total assets of Huaneng Yingcheng Thermal Power Co., Ltd. included in the scope of valuation as at the referenced date of valuation amounted to RMB1.1446058 billion; and the appraisal value amounted to RMB1.1490632 billion, up by RMB4.4574 million or 0.39%. The book value of total liabilities amounted to RMB938.3991 million, and the appraisal value amounted to RMB938.3991 million, without increase/decrease; book value of owners’ equity (net assets) amounted to RMB206.2067 million, and the appraisal value amounted to RMB210.6641 million, up by RMB4.4574 million or 2.16%. The valuation results of all kinds of assets and liabilities are as follows:

Summary of Assets Valuation Results
Unit: RMB 0’000
Items		Book value	Appraisal value	Growth/reduction	Growth rate
		A	B	C=B-A	D=C/A x 100%
1	Current assets	11,077.49	11,077.49	-	-
2	Non-current assets	103,383.09	103,828.83	445.74	0.43
3	Including: Long-term receivables	-	-	-	-
4	Fixed assets	532.47	481.97	-50.50	-9.48
5	Construction in progress	61,040.84	61,062.66	21.82	0.04
6	Construction materials	35,634.20	35,634.20	-	-
7	Fixed assets disposal	-	-	-	-
8	Intangible assets	6,175.58	6,650.00	474.42	7.68
9	Development expenses	-	-	-	-
10	Deferred tax assets	-	-	-	-
11	Total assets	114,460.58	114,906.32	445.74	0.39
12	Current liabilities	33,339.91	33,339.91	-	-
13	Non-current liabilities	60,500.00	60,500.00	-	-
14	Total liabilities	93,839.91	93,839.91	-	-
15	Net assets (owners’ equity)	20,620.67	21,066.41	445.74	2.16

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XI. Special Instructions
(I) Reminding instructions on quoting the results of land valuation report issued by third party land valuation institution
(1) Name of the land valuation institution, number and issuance date of the report
The Client has commissioned relatively qualified Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. separately to appraise the land use right. Upon the request of the Client, the valuers have incorporated the valuation results on the land based on the asset-based approach. For details on the land valuation information, see the land valuation reports issued by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. on 29 August 2014 accordingly: (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-1; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-2; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-3; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-4; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-5; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-6; (Beijing) Zhong Di Hua Xia (2014) (Gu) Zi No. 71 Yingcheng City of Hubei Province-Chu-7.
(2) Prerequisite assumptions
①Assumption on purpose: the main plant of the valuation target has been registered as for public facilities, while according to the Planning Permit on Land for Construction Use and the actual purpose, the main plan was valuated to be for industry purpose in the current valuation process.
②Setting of the development degree
A. Actual development degree of the main plant of the valuation target was three supplies (electricity, road and telecom) outside the redline of the land parcel, and five supplies (electricity, road, water, drainage system and telecom) inside the redline of the land parcel and site leveling. According to the current purpose of valuation, the development degree of the valuation target was set to be three supplies (electricity, road and telecom) outside the redline of the land parcel, and site leveling in the redline of the land parcel.
B. Actual development degree of the ash pond of the valuation target has been as follows: road is available, no water or electricity supply, no municipal drainage system, no telecom system etc, no site leveling within the redline of the land parcel. According to the current purpose of valuation, the development degree of the valuation target was set to be road supply outside the redline of the land parcel, and site leveling in the redline of the land parcel.

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C. Actual development degree of the railway (I) of the valuation target was three supplies (electricity, road and telecom) outside the redline of the land parcel, and five supplies (electricity, road, water, drainage system and telecom) inside the redline of the land parcel and site leveling. According to the current purpose of valuation, the development degree of the valuation target was set to be three supplies (electricity, road and telecom) outside the redline of the land parcel, and site leveling in the redline of the land parcel.
D. Actual development degree of the railway (II) of the valuation target was three supplies (electricity, road and telecom) outside the redline of the land parcel, and five supplies (electricity, road, water, drainage system and telecom) inside the redline of the land parcel and site leveling. According to the current purpose of valuation, the development degree of the valuation target was set to be three supplies (electricity, road and telecom) outside the redline of the land parcel, and site leveling in the redline of the land parcel.
E. Actual development degree of the railway (III) of the valuation target was three supplies (electricity, road and telecom) outside the redline of the land parcel, and three supplies (electricity, road, and telecom) inside the redline of the land parcel and site leveling. According to the current purpose of valuation, the development degree of the valuation target was set to be three supplies (electricity, road and telecom) outside the redline of the land parcel, and site leveling in the redline of the land parcel.
F. Actual development degree of the railway (IV) of the valuation target was three supplies (electricity, road and telecom) outside the redline of the land parcel, and three supplies (electricity, road, and telecom) inside the redline of the land parcel and site leveling. According to the current purpose of valuation, the development degree of the valuation target was set to be three supplies (electricity, road and telecom) outside the redline of the land parcel, and site leveling in the redline of the land parcel.
G. Actual development degree of the railway (V) of the valuation target was three supplies (electricity, road and telecom) outside the redline of the land parcel, and three supplies (electricity, road, and telecom) inside the redline of the land parcel and site leveling. According to the current purpose of valuation, the development degree of the valuation target was set to be three supplies (electricity, road and telecom) outside the redline of the land parcel, and site leveling in the redline of the land parcel.
③Instructions on the land application and planning conditions
A. The land parcel area of the main plant of the valuation target was 207,610.8m2, and the total building area of completed buildings and structures totaled 38,457.5m2, see the following table for details. The plot ratio of the land parcel was 0.19, and the plot ratio was set to be 0.19 for the valuation.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

Table 1: Schedule of the Aboveground Buildings and Structures in the Main Plant

No.	Building/Structure	Area (m2)	Structural type	Layer	Completion date
1	Open-air coal shed	11310	Grid structure	1	December 2014
2	Oxygen supply station	1144	Frame construction	1	December 2014
3	Desulfidation comprehensive building	951.3	Frame construction	1	December 2014
4	GIS building	3400	Frame construction	1	December 2014
5	Steam turbine building	2735.2	Frame construction	3	December 2014
6	Engine control room	364	Frame construction	1	December 2014
7	Chemical center	3960	Frame construction	2	December 2014
8	Bunker bay	1104	Frame construction	3	December 2014
9	Production administrative building	1536	Frame construction	3	December 2014
10	Comprehensive service building	1536	Frame construction	3	December 2014
11	Chimney	452.3	Cylinder	/	December 2014
12	Cooling tower	6379.5	Cylinder	/	December 2014
13	1# boiler	2350	/	/	December 2014
14	2# boiler	1235.2	/	/	December 2014
Total	/	38457.5	/	/	/

B. The land parcel area of the valuation target ash pond was 49,995.4m2, there was no building aboveground, and the plot ratio was 0, the plot ratio was set to be 0 in the current valuation.
C. The land parcel area of the valuation target railway (I) was 124,344.7m2, there was no building aboveground, and the plot ratio was 0, the plot ratio was set to be 0 in the current valuation.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

D. The land parcel area of the valuation target railway (II) 14,519.4m2, there was no building aboveground, and the plot ratio was 0, the plot ratio was set to be 0 in the current valuation.
E. The land parcel area of the valuation target railway (III) 11,729.7m2, there was no building aboveground, and the plot ratio was 0, the plot ratio was set to be 0 in the current valuation.
F. The land parcel area of the valuation target railway (IV) 1,205.4m2, there was no building aboveground, and the plot ratio was 0, the plot ratio was set to be 0 in the current valuation.
G. The land parcel area of the valuation target railway (V) 2,300.3m2, there was no building aboveground, and the plot ratio was 0, the plot ratio was set to be 0 in the current valuation.
④Setting of the usable time of land use right: the valuation target was the land acquired in the form of assignment as at the reference date of valuation available for infinite period, and the usable time for the land was determined to be 50 years in the current valuation.
⑤Setting of the price of land use right: the valuation target was the land acquired in the form of assignment as at the reference date of valuation available for infinite period, and according to the information from the power plant, the land use right certificate is now under processing, and partial land transfer fee has been paid. Upon the request of the Client, the valuation on the land was made based on the nature of granted land and the usable period of 50 years. Users of the report are kindly reminded as aforesaid
⑥The price of the land use right in the current valuation has been determined on 31 May 2014 in consideration of the purpose setting, development degree, plot ratio, and the usable time of the land.
(3) Limitations of use and relevant issues
①Use of the Valuation Report
A. According to the primary laws and regulations, rules based on which the valuation has been completed, including Regulations for Valuation of Urban land (GB/T 18508 - 2001), Regulations for Gradation and Classification on Urban Land (GB/T 18507 - 2001), The Classification of Land Use Status (GB/T 21010 - 2007), and relevant regulations, notices and documents released by the People’s Government of Yingcheng City etc, relevant laws and regulations issued by the National People’s Congress, the State Council and the Ministry of State-owned Land and Resources, valuation results of land will be taken as the reference basis only for the land assets disposal and determining the price of state-owned land use right for construction use for the equity transfer of Huaneng Yingcheng Thermal Power Co., Ltd..

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

B. The land valuation report will be used by the Client and for the review of land administration authority only, and the land valuation technical report will not be provided to the Client.
C. The valuation results in the report shall be valid for one year as of the reference date of valuation.
D. The valuation report and the results shall be attributed to Huaneng Yingcheng Thermal Power Co., Ltd. only, and Realhom Land & Real Estate Appraisal & Consulting Co., Ltd. (Hubei) will be responsible for the interpretation of the valuation results.
E. The valuation report and results shall be used by Huaneng Yingcheng Thermal Power Co., Ltd. for the land valuation and assets disposal in equity transfer, and shall be invalidated when used for other purpose. Without the written consent of the valuation institution, no entity or individual will be entitled to release or break up the report.
The report shall be used as a whole, and the valuation institution takes no responsibility for relevant losses caused by the partial use of the content in the report.
②Special instructions
A. Information on land use status etc has been provided by the Client.
B. Valuation-related information including the location and market transaction of the land has been acquired by valuers through site investigation.
C. The purpose of the land has been determined was determined to be industry purpose in light of the actual purpose and the determination of the Client with reference to the comments of the local land administration authority.
D. Setting of the land use nature and service life: the land was acquired in the form of assignment as at the reference date of valuation available for long-term use. According to information provided by the power plant, the land use right certificate is now under processing, and partial land granting fee has been paid. Upon the request of the Client, the valuation on the land was made based on the nature of granted land and the usable period of 50 years. Users of the report are kindly reminded that in case the results were inconsistent with land use right certificate to be issued later, the report shall be re-appraised.
E. Determination of land reducing interest rate: the reducing interest rate of land with difference purpose will be determined by the security interest rate plus risk adjustment value method, in light of the actual conditions in Yingcheng City

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

For the security interest rate plus risk adjustment value method, the reducing interest rate shall be determined based on the security interest rate plus the risk adjustment value. Security interest rate refers to the rate of return of no risk investment, for the valuation, interest rate of fixed term deposit (various types of term) or treasury bond shall be taken as the security interest rate. For the current valuation, the interest rate of one-year fixed-term deposit on the reference date of valuation (3.00%) shall be taken as the security interest rate. Risk adjustment value refers to the comprehensive adjustment on factors including risk of investment, management load and funds input lacking liquidity etc. The industry land is determined to be 7% in light of the level of risks, the land value appreciation and the current industry status in Yingcheng City. Since the land valuated was determined to be public facilities land, the land reducing interest rate shall be determined with reference to the value of industry purpose land.
F. The valuers have selected the valuation principles, approaches and parameters according to relevant national laws, regulations, valuation standards, and relevant local valuation technical rules, in conjunction with the detailed status of the valuation target.
(II) Incomplete information on ownership of assets
Three motor vehicle licenses owned by Huaneng Yingcheng Thermal Power Co., Ltd. indicated that the holder was China Huaneng Group Huazhong Branch, but the enterprise has issued covenant that the registered owner of such vehicles was Huaneng Yingcheng Thermal Power Co., Ltd. without any dispute. Details are shown as follows:

Plate number	Vehicle name and model	Producer	Pricing unit	Quantity	Purchase date	Book value
						Original value	Net value
E K5HN01	Toyota SCT6492E4	Tiajin FAW Toyota Motor Co., Ltd.	Set	1	December 2010	644,829.08	407,376.74
E K5HN76	Buick SGM6527AT	Shanghai General Motors Co., Ltd.	Set	1	December 2010	356,863.60	225,451.88
E A0S610	Audi FV7241FCVTG	FAW Volkswagen Motor Co., Ltd.	Set	1	October 2010	579,169.00	355,491.79

(III) Up to the reference date of valuation, the combined heat and power project of Huaneng Yingcheng Thermal Power Co., Ltd. has been granted relevant approval formalities including Fa Gai Neng  [2011] No. 1489 “Official Reply on Approving the Newly Built Project of Huaneng Yingcheng Thermal Power Co., Ltd. (Combined Heat and Power Project) for Operating Larger Capacity Generator Set and Stopping Small Capacity Generator Set” issued by the National Development and Reform Commission, and the approval of Housing and Rural-urban Development Department of Hubei Province on construction project location selection etc; in addition to which the project has been granted Di Zi No.: YCG2013037 “Planning Permit on Land for Construction Use” and Jian Zi No.: YCG2013035 “Planning Permit on Land

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

for Construction Use” both by the Rural and Urban Planning Bureau of Yingcheng City.
(IV) Intangible assets incorporated into the valuation refer to the land use right for which the land granting contract has been executed and the certificate on land use right (in the form of assignment) has been granted. However, the state-owned land use permit has not been acquired, while the land granting fee of RMB34,613,389.00 has been paid. Financial processing has been completed for the valuation based on the regulations on executing land granting contract for enterprise, and the land granting fee paid and unpaid by the enterprise as verified by the auditor. In addition, the valuation has included the valuation results of Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd. regarding land acquired through land granting process.
(V) The restrictions of valuation process
1. The valuers did not make technical tests on the technical specifications and performance on the equipment as at the reference date but presumed that the technical information and operation records provided by the entity appraised were authentic and effective, and the valuers made judgments through onsite survey without the help of any testing instruments;
2. The valuers did not make technical tests on the hidden projects and internal structures (that could not be seen with eyes) of all buildings and constructions, but presumed that the technical information and operation records provided by the entity appraised were authentic and effective, and the valuers made judgments through onsite survey without the help of any testing instruments.
(VI) Significant events after the reference date of valuation
The valuers conducted due diligence but did not find any material events that might have significant effect on the valuation conclusions from the reference date of valuation to the date of the Report. After the reference date of valuation and within the effective period of the valuation conclusion, if there is any change in quantity or the pricing standard of assets, the following principles shall be followed:
1. Where there is any change in the quantity of assets, the amount of assets shall be adjusted correspondingly with the original valuation approach;
2. Where there is any change in the pricing standard of assets that have had obvious effects over the appraisal value of assets, the Clients shall engage qualified valuation institutions to re-determine the appraisal value;
3. In case of changes in quantities and pricing standard of assets after the reference date, the Clients shall give full consideration and make corresponding adjustments when the assets are actually appraised.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

(VII) The valuation conclusions failed to consider the impact of the right of control on the value of the valuation target.
(VIII) The certified public valuers are fully aware that the liquidity of the assets may have a material effect on the value of the valuation target. As it is impossible to obtain the industry information and relevant transaction of property rights of assets, and due to the absence of analysis basis for the liquidity of the assets, the effect of liquidity of assets on the value of the valuation target is not considered in the valuation.
(IX) With respect to potential defect events in the enterprise that may affect the asset valuation and have not been stated during the commission, while the valuers have performed valuation processes but still fail to be aware of such events, the valuation institutions and valuers will not assume any relevant liabilities.
Users of the Report are requested by valuers to pay attention to the special instructions above.
XII. Notes on Restricted Use of the Valuation Report
1. The Report is only used for the purposes set out in the report and shall not be used for other purposes. Any consequence arising from misuse of the Report has no connection in any way with the valuers signed on the Report and their valuation institutions;
2. The Report shall only be used by users of valuation reports set out in the Letter of Engagement Asset Valuation signed between Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.. and the Clients and those specified by national laws and regulations; expect for otherwise stipulated in national laws or regulations, institutions or individuals not acknowledged by the valuation institution and the Clients shall not become users of the valuation report by acquiring the report;
3. The valuation conclusion shall not be used if the Report is not approved or filed for records;
4. Any or all parts of the Report shall not be extracted, referenced or disclosed to public media without the consent of the valuation institution;
5. Since the reference date of valuation, if there is no material change in the market condition or the situation of assets, the valuation conclusion of the Report shall be and remain effective for one year as of the reference date of valuation, i.e. commencing on 31 May 2014 and ending on 30 May 2015;
6. In case of policy adjustments that have material effects on the conclusion of the Report, the reference date shall be re-determined for valuation.

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APPENDIX II(x)	ASSET VALUATION REPORT OF YINGCHENG THERMAL POWER

XIII. Date of Valuation Report
The date of valuation report was 9 October 2014.

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.

Legal representative:

Certified Public Valuers:

9 October 2014

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APPENDIX III	REPORT FROM KPMG ON THE PROFIT FORECAST OF CHAOHU POWER

The following is the text of a report received from the Company’s auditor, KPMG, Certified Public Accountants, Hong Kong, for inclusion in this circular.

8th Floor Prince’s Building 10 Chater Road Central Hong Kong

3 November 2014

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE ASSETS VALUATION OF HUANENG CHAOHU POWER GENERATION CO., LTD.

TO THE BOARD OF DIRECTORS OF HUANENG POWER INTERNATIONAL, INC.

We refer to the discounted future cash flows on which the assets valuation (the “Valuation”) dated 9 October 2014 prepared by Beijing Sinotop Appraisal Co., Ltd. in respect of the appraisal of the fair value of Huaneng Chaohu Power Generation Co., Ltd. (the “Target Company”) as at 31 May 2014 is based. The Valuation is prepared based on the discounted future cash flows and is regarded as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Responsibilities

The directors of Huaneng Power International, Inc. (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuation. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

It is our responsibility to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuation. The discounted future cash flows do not involve the adoption of accounting policies.

Basis of opinion

We conducted our work in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions as set out in the Valuation. We performed procedures on the arithmetical calculations and the

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APPENDIX III	REPORT FROM KPMG ON THE PROFIT FORECAST OF CHAOHU POWER

compilations of the discounted future cash flows in accordance with the bases and assumptions. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation.

Other matters

Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of the Target Company or an expression of an audit or review opinion on the Valuation.

The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

KPMG

Certified Public Accountants

Hong Kong

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APPENDIX IV	LETTER FROM THE FINANCIAL ADVISER ON THE PROFIT FORECAST OF CHAOHU POWER

The following is the text of the letter from China International Capital Corporation Hong Kong Securities Limited, for inclusion in this circular.

3 November 2014

The Board of Directors
Huaneng Power International, Inc.
Huaneng Building, No.6 Fuxingmennei Street, Xicheng District
Beijing 100031, P.R.China

Dear Sirs,

Huaneng Power International, Inc. (the “Company”)
Discloseable and Connected Transaction

We refer to the discounted future cash flows of Huaneng Chaohu Power Generation Co., Ltd. (the “Forecasts”) underlying the valuation report prepared by Beijing Sinotop Appraisal Co., Ltd., (the “Valuer”) in relation to the appraisal of the 60% equity interests of Huaneng Chaohu Power Generation Co., Ltd. (the “Chaohu Power”) as at 31 May 2014.

The Chaohu Power Valuation Report (the “Valuation Report”), which has been arrived at using the discounted cash flow method, is regarded as a profit forecast under Rule 14.62 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)

The Directors are responsible for preparation of forecast after due and careful enquiry in accordance with the bases and assumptions as set out in the Valuation Report. We have reviewed the Forecasts upon which the Valuation Report has been made, and have discussed with you and the Valuer the information and documents which formed part of the bases and assumptions upon which the Forecasts have been prepared. We have also considered the report from KPMG dated 3 November 2014 addressed to yourselves regarding the calculations on the discounted future cash flows in connection with the assets valuation of the Chaohu Power. The Forecasts have been prepared using a set of assumptions that include hypothetical assumptions about future events and other assumptions that may or may not necessarily be expected to occur and, as such, the Forecasts may not be appropriate for purposes other than for deriving the Valuation Report. Even if the events anticipated under the hypothetical assumptions occur, actual results are still likely to differ from the Forecasts since such anticipated events frequently may or may not occur as expected and the variation may be material.

APPENDIX IV	LETTER FROM THE FINANCIAL ADVISER ON THE PROFIT FORECAST OF CHAOHU POWER

On the basis of the foregoing and without giving any opinion on the reasonableness of the valuation methods, bases and assumptions selected by the Valuer and the Company for which the Valuer and the Company are responsible, we are of the opinion that the Forecasts have been made by you after due and careful enquiry in accordance with the bases and assumptions as set out in the Valuation Report.

The work undertaken by us in giving the above opinion has been undertaken for the purpose of reporting solely to you under Rule 14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

Yours faithfully, For and on behalf of China International Capital Corporation Hong Kong Securities Limited Raymond Pak Executive Director

APPENDIX V	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a) Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

(b) Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be

APPENDIX V	GENERAL INFORMATION

disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	36.05%(L)	48.25%(L)	–
China Huaneng Group (Note 3)	Domestic shares	1,672,769,384(L)	Beneficial owner	11.90%(L)	15.93%(L)	–
China Huaneng Group (Note 4)	H shares	472,000,000(L)	Beneficial owner	3.36%(L)	–	13.28%(L)
Hebei Construction & Investment Group Co., Ltd.	Domestic shares	603,000,000(L)	Beneficial owner	4.29%(L)	5.74%(L)	–
Blackrock, Inc. (Note 5)	H shares	230,502,698(L)	Interest of controlled corporation	1.32%(L)	–	6.81%(L)
		304,000(S)	Interest of controlled corporation	0.002%(S)	–	0.008%(S)
JPMorgan Chase & Co. (Note 6)	H shares	137,673,180(L)	Beneficial owner	0.97%(L)	–	3.87%(L)
		49,082,720(S)	Beneficial owner	0.34%(S)	–	1.38%(S)
		39,501,800(L)	Investment manager	0.28%(L)	–	1.11%(L)
		4,000(L)	Trustee	0.00002%(L)	–	0.0001%(L)
		252,491,522(L)	Custodian	1.79%(L)	–	7.10%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and 5% indirect interests in HIPDC.

(3)
Of the 1,672,769,384 domestic shares, China Huaneng Group held 6,246,664 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 3,640,000 shares and short position of 304,000 were held through cash settled derivatives (on exchange).

APPENDIX V	GENERAL INFORMATION

(6)
Long position of 226,920 shares and short position of 147,560 shares were held through physically settled derivatives (on exchange). Short position of 978,000 shares was held through cash settled derivatives (on exchange). Long position of 470,000 shares and short position of 470,000 shares were held through physically settled derivatives (off exchange). Long position of 25,389,228 shares and short position of 4,672,000 shares were held through cash settled derivatives (off exchange).

(7)
The shareholding percentages in this paragraph had not taken into account the changes in shareholding percentages following completion of placing of H shares of the Company (for details, please refer to the Company’s announcement dated 6 November 2014).

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation and Huaneng Renewables Corporation Limited;

(ii)	Mr. Guo Junming is the chief accountant of China Huaneng Group and director of Huaneng International Power Development Corporation;

(iii)	Mr. Liu Guoyue is the deputy general manager of China Huaneng Group and director of Xi’an Thermal Research Institute Company Limited;

(iv)	Mr. Li Shiqi is the general manager of Huaneng International Power Development Corporation;

(v)	Mr. Huang Jian is the assistant to president of China Huaneng Group, chairman of Huaneng Capital Services Company Limited, and chairman of Huaneng Hainan Power Ltd.;

(vi)	Mr. Fan Xiaxia is the vice president of Huaneng Shidaowan Nuclear Power Co., Ltd.; and

Supervisors

(vii)
Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation supervisor of Huaneng Anyuan Power Generation Limited Liability Company supervisor of Huaneng Duanzhai Coal and Electricity Co., Ltd., supervisor of Huaneng Chaohu Power Generation, Co., Ltd., and Chairperson of the supervisory committee of Huaneng Shaanxi Power Generation Co., Ltd..

APPENDIX V	GENERAL INFORMATION

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2013, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	EXPERTS’ QUALIFICATION AND CONSENTS

Each of the following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, reports or statements and references to its name and logo in the form and context in which they are included:

Name:	Qualification

AVISTA Valuation Advisory Limited:	Registered professional surveyors, valuation advisors

Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd.:	PRC Certified Public Valuer

Beijing Sinotop Appraisal Co., Ltd.:	PRC Certified Public Valuer

China Appraisal Associates:	PRC Certified Public Valuer

China International Capital Corporation Hong Kong Securities Limited :
a corporation licensed under the SFO permitted to carry on Type 1 (dealing in securities), Type 2 (dealing in future contracts), Type 3 (leveraged foreign exchange trading), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) of the regulated activities (as defined in the SFO)

Guotai Junan Capital Limited:
a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the discloseable and connected transaction contemplated under the Transfer Agreements to provide advice to the Independent Board Committee and the Independent Shareholders

APPENDIX V	GENERAL INFORMATION

KPMG:	Certified Public Accountants in Hong Kong

ZhongHe Appraisal Co., Ltd.:	PRC Certified Public Valuer

To the best knowledge information and belief of the Directors, as at the Latest Practicable Date, each of the above mentioned experts was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, each of the above mentioned experts did not have any direct or indirect interest in any assets which had since 31 December 2013 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors of the Company had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which had since 31 December 2013 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders).

9.	MISCELLANEOUS

(a)	Mr. Du Daming is the Company Secretary and Board Secretary of the Company.

APPENDIX V	GENERAL INFORMATION

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10. DOCUMENTS FOR INSPECTION

Copy of the following documents will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 28 November 2014:

(a)	the letter from the Independent Board Committee, as set out in this circular;

(b)	the letter from the Guotai Junan, the independent financial adviser, as set out in this circular;

(c)	the property valuation report from AVISTA, the text of which is set out in Appendix I to this circular;

(d)	the Asset Valuation Report of Hainan Power prepared by ZhongHe Appraisal Co., Ltd., the text of which is set out in Appendix II(i) to this circular;

(e)	the Asset Valuation Report of Wuhan Power prepared by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., the text of which is set out in Appendix II(ii) to this circular;

(f)	the Asset Valuation Report of Suzhou Thermal Power prepared by Beijing Sinotop Appraisal Co., Ltd., the text of which is set out in Appendix II(iii) to this circular;

(g)	the Asset Valuation Report of Dalongtan Hydropower prepared by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., the text of which is set out in Appendix II(iv) to this circular;

(h)	the Asset Valuation Report of Hualiangting Hydropower prepared by Beijing Sinotop Appraisal Co., Ltd., the text of which is set out in Appendix II(v) to this circular;

(i)	the Asset Valuation Report of Chaohu Power prepared by Beijing Sinotop Appraisal Co., Ltd., the text of which is set out in Appendix II(vi) to this circular;

(j)	the Asset Valuation Report of Ruijin Power prepared by China Appraisal Associates, the text of which is set out in Appendix II(vii) to this circular;

(k)	the Asset Valuation Report of Anyuan Power prepared by China Appraisal Associates, the text of which is set out in Appendix II(viii) to this circular;

APPENDIX V	GENERAL INFORMATION

(l)	the Asset Valuation Report of Jingmen Thermal Power prepared by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., the text of which is set out in Appendix II(ix) to this circular;

(m)	the Asset Valuation Report of Yingcheng Thermal Power prepared by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., the text of which is set out in Appendix II(x) to this circular;

(n)	the report from KPMG on the Profit Forecast of Chaohu Power, the text of which is set out in Appendix III to this circular;

(o)	the letter from the Financial Adviser on the Profit Forecast of Chaohu Power, the text of which is set out in Appendix IV to this circular;

(p)	the consent letters referred to in the section headed “Experts’ qualification and consents” in this Appendix;

(q)	Chaohu Power Interests Transfer Agreement;

(r)	HIPDC Interests Transfer Agreement;

(s)	Huaneng Group Interests Transfer Agreement; and

(t)	this circular.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     November 15, 2014